Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268787

JOINT LETTER TO SHAREHOLDERS OF RITCHIE BROS. AUCTIONEERS INCORPORATED AND STOCKHOLDERS OF IAA, INC.
Dear RBA Shareholders and IAA Stockholders:
The Mergers
On November 7, 2022, Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”), entered into an Agreement and Plan of Merger and Reorganization (as amended or otherwise modified prior to January 22, 2023, the “original merger agreement”), as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (such amendment, the “merger agreement amendment” and, together with the original merger agreement, as it may be further amended or modified from time to time, the “merger agreement”) with Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), and IAA, Inc., a Delaware corporation (“IAA”), providing for RBA’s acquisition of IAA in a stock and cash transaction. Upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub 1 will be merged with and into IAA (the “first merger”), with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings (the “surviving corporation”) and (ii) immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2 (the “second merger,” and together with the first merger, the “mergers”) with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings.
The Consideration
Subject to the terms and conditions of the merger agreement, at the effective time of the first merger (the “effective time”), each share of common stock, par value $0.01 per share, of IAA (the “IAA common stock”) issued and outstanding immediately prior to the effective time (excluding any shares of IAA common stock held by IAA as treasury stock, owned by RBA, US Holdings, Merger Sub 1 and Merger Sub 2 immediately prior to the effective time, or owned by stockholders of IAA (“IAA stockholders”) who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) will be converted automatically into the right to receive: (A) 0.5252 (the “exchange ratio”) of a common share, without par value, of RBA (the “RBA common shares”) and (B) $12.80 in cash, without interest and less any applicable withholding taxes (collectively, the “merger consideration”). IAA stockholders will receive cash in lieu of any fractional RBA common shares to which they would otherwise be entitled.
The Consideration Value and Exchange Ratio
Based on the closing price of the RBA common shares on the New York Stock Exchange (“NYSE”) on January 25, 2023, the last practicable trading day before the date of the joint proxy statement/prospectus, the merger consideration represented approximately $43.38 in value for each share of IAA common stock. Because the exchange ratio is fixed, the market value of the merger consideration will fluctuate with changes in the market price of RBA common shares and you will not be able to ascertain the precise value of the total consideration at the time that you vote. We urge you to obtain current market quotations for RBA common shares (trading symbol “RBA”) and IAA common stock (trading symbol “IAA”) before voting at the RBA special meeting or the IAA special meeting, as applicable.
Based upon the estimated number of outstanding RBA common shares, outstanding shares of IAA common stock and outstanding equity awards and other convertible securities of the parties, in each case as of immediately prior to the consummation of the mergers, we estimate that, upon consummation of the mergers, RBA will issue or reserve for issuance approximately 71.1 million RBA common shares to IAA securityholders in the mergers and that existing shareholders of RBA (“RBA shareholders”) will hold approximately 62.8% and former IAA stockholders will hold approximately 37.2% of the issued and outstanding RBA common shares on a fully diluted basis.
The Meetings
RBA and IAA will each hold a special meeting of their respective stockholders to vote on the proposals necessary to complete the mergers. Such special meetings are referred to as the “RBA special meeting” and the “IAA special meeting,” respectively, and the “special meetings” collectively.
At the RBA special meeting, RBA shareholders will be asked to consider and vote on (i) a proposal to approve the issuance of RBA common shares to IAA securityholders in connection with the mergers for purposes of applicable NYSE and Toronto Stock Exchange rules (the “RBA share issuance proposal”) and (ii) a proposal to approve the adjournment of the RBA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal (the “RBA adjournment proposal”). The board of directors of RBA unanimously recommends that RBA shareholders vote their shares today “FOR” each of the proposals to be considered at the RBA special meeting.
Luxor Capital Group, LP (together with its affiliates, “Luxor”) has filed a preliminary proxy statement in connection with the RBA special meeting. We urge RBA shareholders to disregard any proxy card sent to them by or on behalf of any person other than RBA or IAA, including any green proxy card and solicitation materials that may be sent to RBA shareholders by or on behalf of Luxor, which is soliciting proxies in opposition to the RBA board’s recommendations on each of the RBA proposals presented in the accompanying joint proxy statement/prospectus, including the RBA share issuance proposal and the RBA adjournment proposal. If you submit such a proxy card, we urge you to subsequently cast your vote as instructed on the WHITE proxy card mailed to you by RBA, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted.
At the IAA special meeting, IAA stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the mergers (the “IAA merger proposal”), (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to named executive officers of IAA that is based on or otherwise relates to the transactions contemplated by the merger agreement (the “IAA compensation proposal”), and (iii) a proposal to approve the adjournment of the IAA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IAA special meeting to approve the IAA merger proposal. The board of directors of IAA unanimously recommends that IAA stockholders vote their shares today “FOR” each of the proposals to be considered at the IAA special meeting.
We cannot complete the mergers unless the RBA share issuance proposal is approved by RBA shareholders and the IAA merger proposal is approved by IAA stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to virtually attend your company’s respective special meeting, please vote by proxy using the instructions included with the accompanying WHITE proxy card, or promptly complete your WHITE proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares at the applicable special meeting. If your shares are held in the name of a bank, broker or other nominee, please vote by following the voting instructions provided by such bank, broker or other nominee.
The accompanying joint proxy statement/prospectus provides you with important information about RBA, IAA, the mergers, the merger agreement and the special meetings. We encourage you to read the entire document carefully before voting, including in particular the information under “Risk Factors” as it contains a discussion of material risks relevant to the mergers.
We look forward to the successful completion of the mergers.
Sincerely,
Ann Fandozzi	John W. Kett
Chief Executive Officer	President and Chief Executive Officer
Ritchie Bros. Auctioneers Incorporated	IAA, Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any Canadian securities regulatory authority has approved or disapproved of the RBA common shares to be issued in connection with the mergers or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/prospectus is dated February 10, 2023 and is first being mailed to RBA shareholders and IAA stockholders on or about February 10, 2023.

RITCHIE BROS. AUCTIONEERS INCORPORATED
9500 Glenlyon Parkway, Burnaby
British Columbia, V5J 0C6, Canada
NOTICE OF SPECIAL MEETING OF RBA SHAREHOLDERS
TO BE HELD ON MARCH 14, 2023
This is a notice that a special meeting (the “RBA special meeting”) of shareholders of Ritchie Bros. Auctioneers Incorporated (“RBA shareholders”), a company organized under the federal laws of Canada (“RBA”) will be held virtually via a live, audio-only webcast on March 14, 2023, beginning at 8:30 a.m., Pacific Time. This special meeting will be held for the following purposes:
1.
to approve the issuance of common shares of RBA (the “RBA common shares”) to securityholders of IAA, Inc., a Delaware corporation (“IAA”), in connection with the Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022 (as amended or otherwise modified prior to January 22, 2023, the “original merger agreement”), as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (such amendment, the “merger agreement amendment” and, together with the original merger agreement, as it may be further amended or modified from time to time, the “merger agreement”), by and among RBA, Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and IAA, which issuance is referred to as the “RBA share issuance” and which proposal is referred to as the “RBA share issuance proposal”; and

2.
to approve the adjournment of the RBA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal, which proposal is referred to as the “RBA adjournment proposal.”

Copies of the original merger agreement and the merger agreement amendment are attached as Annex A-1 and Annex A-2, respectively, to the accompanying joint proxy statement/prospectus. See “Annex B – Resolutions to be Approved at the Meeting” for the full text of the resolutions in respect of the RBA share issuance proposal.
The joint proxy statement/prospectus accompanying this notice describes the proposals listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the RBA special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “The Mergers” for a description of the transactions contemplated by the merger agreement, including the RBA share issuance, and the section entitled “Risk Factors” for an explanation of the risks associated with the mergers (defined below).
The RBA board has unanimously (i) declared that the original merger agreement (as amended or modified by the merger agreement amendment), the performance by RBA of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the mergers and the RBA share issuance, are advisable and in the best interests of RBA and the RBA shareholders, (ii) approved the execution and delivery of the merger agreement by RBA, the performance by RBA of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the mergers and the RBA share issuance, upon the terms and subject to the conditions therein and (iii) directed that the RBA share issuance proposal be submitted for consideration by the RBA shareholders at the RBA special meeting and recommended that the RBA shareholders approve the RBA share issuance. The RBA board recommends that RBA shareholders vote “FOR” the RBA share issuance proposal and “FOR” the RBA adjournment proposal.
The RBA board has fixed January 25, 2023 as the record date for determination of RBA shareholders entitled to receive notice of, and to vote at, the RBA special meeting or any adjournments or postponements thereof. Only RBA shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the RBA special meeting.
i

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF RBA COMMON SHARES THAT YOU OWN. The mergers between RBA and IAA cannot be completed without the approval of the RBA share issuance proposal by the affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present virtually or represented by proxy at the RBA special meeting.
Luxor Capital Group, LP (together with its affiliates, “Luxor”) has filed a preliminary proxy statement in connection with the RBA special meeting. We urge you to disregard any proxy card sent to you by or on behalf of any person other than RBA or IAA, including any green proxy card and solicitation materials that may be sent to you by or on behalf of Luxor, which is soliciting proxies in opposition to the RBA board’s recommendations on each of the RBA proposals presented in the accompanying joint proxy statement/prospectus, including the RBA share issuance proposal and the RBA adjournment proposal. If you submit such a proxy card, we urge you to subsequently cast your vote today as instructed on the WHITE proxy card mailed to you by RBA, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted.
Whether or not you expect to virtually attend the RBA special meeting, we urge you to submit a proxy to have your RBA common shares voted as promptly as possible by either: (1) logging onto the website shown on your WHITE proxy card and following the instructions to vote online; (2) dialing the toll-free number shown on your WHITE proxy card and following the instructions to vote by phone; or (3) signing and returning the enclosed WHITE proxy card in the postage-paid envelope provided, so that your RBA common shares may be represented and voted at the RBA special meeting. Even if you plan to virtually attend the RBA special meeting, we request that you complete, sign, date and return the enclosed WHITE proxy card and thus ensure that your RBA common shares will be represented at the RBA special meeting if you are unable to attend.
If your RBA common shares are held in the name of a broker, bank, trustee or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank, trustee or other nominee, as appropriate.
Questions or Require Voting Assistance?
If you have any questions concerning the RBA share issuance proposal or the other transactions contemplated by the merger agreement or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your RBA common shares, please contact RBA’s proxy solicitors:

1407 Broadway, 27th Floor
New York, New York 10018
Call Toll-Free: 1-800-322-2885
E-mail: proxy@mackenziepartners.com

70 University Avenue, Suite 1440
Toronto, ON, M5J 2M4
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com
By order of the Board of Directors of Ritchie Bros. Auctioneers Incorporated

Darren Watt
Corporate Secretary
Ritchie Bros. Auctioneers Incorporated

Voting is Easy. Vote Well in Advance of the Proxy Deadline on March 10, 2023, at 8:30 a.m. Pacific Time
	Registered Shareholders	Beneficial Shareholders

	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.

Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

IAA, INC.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois 60154
NOTICE OF SPECIAL MEETING OF IAA STOCKHOLDERS
TO BE HELD ON MARCH 14, 2023
Notice is hereby given that IAA, Inc., a Delaware corporation (“IAA”), will hold a special meeting of its stockholders (the “IAA stockholders”) for the purposes described below (the “IAA special meeting”). The IAA special meeting will be held virtually via live webcast on March 14, 2023, beginning at 11:30 a.m., Eastern Time.
You will be able to virtually attend and vote at the IAA special meeting by visiting www.cesonlineservices.com/iaa23_vm (the “IAA special meeting website”). We encourage you to allow ample time for online check-in, which will open at 11:00 a.m., Eastern Time. Please note that because there will not be a physical meeting location, you will not be able to attend the IAA special meeting in person.
IAA has entered into an Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022 (as amended or otherwise modified prior to January 22, 2023, the “original merger agreement”) as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (such amendment, the “merger agreement amendment” and, together with the original merger agreement, as it may be further amended or modified from time to time, the “merger agreement”), with Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”), Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), providing for RBA’s acquisition of IAA in a stock and cash transaction. Upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub 1 will be merged with and into IAA (the “first merger”), with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings (the “surviving corporation”), and (ii) immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2 (together with the first merger, the “mergers”), with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings.
The IAA special meeting will be held to allow IAA stockholders to consider and vote on the following proposals:
1.	to adopt the merger agreement (as amended or modified) and thereby approve the transactions contemplated by the merger agreement, including the mergers (the “IAA merger proposal”);
2.
to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to named executive officers of IAA that is based on or otherwise relates to the merger agreement (as amended or modified) and the transactions contemplated by the merger agreement (as amended or modified) (the “IAA compensation proposal”); and

3.
to approve the adjournment of the IAA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IAA special meeting to approve the IAA merger proposal (the “IAA adjournment proposal”).

These proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. Copies of the original merger agreement and the merger agreement amendment are attached as Annex A-1 and Annex A-2, respectively, to the accompanying joint proxy statement/prospectus.
Holders of record of common stock, par value $0.01 per share, of IAA (the “IAA common stock”), at the close of business on January 25, 2023, the record date for the IAA special meeting (the “IAA record date”), are entitled to notice of, and to vote on, all proposals at the IAA special meeting and any adjournments or postponements of the IAA special meeting.
Your proxy is being solicited by the board of directors of IAA (the “IAA board”). The IAA board has unanimously (1) determined that the merger agreement (as amended or modified) and the transactions contemplated thereby are fair to and in the best interests of IAA and its stockholders; (2) approved and declared advisable the merger agreement (as amended or modified) and the consummation of the transactions contemplated thereby; (3) directed that the merger agreement (as amended or modified) be submitted to the IAA stockholders; and (4) resolved to recommend that the IAA stockholders adopt the merger agreement (as amended or modified) at a special meeting of IAA stockholders, subject to the terms of the merger agreement (as amended or modified). The IAA board made its determination after consulting with IAA’s management and legal, financial and other advisors and after considering a number of factors.

Accordingly, the IAA board unanimously recommends that IAA stockholders vote:
•	“FOR” the IAA merger proposal;
•	“FOR” the IAA compensation proposal; and
•	“FOR” the IAA adjournment proposal.
Your vote is very important, regardless of the number of shares of IAA common stock that you own. The approval of the IAA merger proposal is a condition to closing under the merger agreement. Accordingly, the parties cannot complete the transactions contemplated by the merger agreement, including the mergers, without approval of the IAA merger proposal.
Approval of the IAA merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon. Approval of each of the IAA compensation proposal and the IAA adjournment proposal requires the affirmative vote of holders of the majority of the shares of IAA common stock present in person (including virtually) or represented by proxy and entitled to vote on such proposal at the IAA special meeting, assuming a quorum is present.
Because the vote on the IAA compensation proposal is only advisory in nature, it will not be binding on IAA or the IAA board. Accordingly, because IAA is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the mergers are consummated and regardless of the outcome of the IAA compensation proposal.
Whether or not you plan to virtually attend the IAA special meeting, please vote promptly via telephone or the internet by following the instructions set forth on your enclosed proxy card, or sign, date and complete your proxy card and return it by mail in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares of IAA common stock at the IAA special meeting. If you hold your shares through a bank, broker or other nominee in “street name” (instead of as a registered holder), please follow the instructions on the enclosed voting instruction form provided by your bank, broker or nominee to vote your shares. The list of IAA stockholders entitled to vote at the IAA special meeting will be available at IAA’s headquarters during ordinary business hours for examination by any IAA stockholder for any purpose germane to the IAA special meeting for a period of at least ten days prior to the IAA special meeting.
We urge you to read carefully the risks that are described in the section entitled “Risk Factors” of this joint proxy statement/prospectus. In considering the recommendation of the IAA board, you should be aware that the directors and executive officers of IAA have certain interests in the mergers that may be different from or in addition to the interests of IAA stockholders generally. See the sections entitled “IAA Proposal 2: Advisory Non-binding Vote on Merger-Related Compensation for Named Executive Officers” and “Interests of IAA Directors and Executive Officers in the Mergers” for a more detailed description of these interests.
PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE IAA SPECIAL MEETING VIA THE IAA SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, THE MERGER AGREEMENT, THE MERGERS, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS.
By Order of the Board of Directors of IAA, Inc.

John P. Larson Chairman of the Board IAA, Inc.	John W. Kett Chief Executive Officer and President IAA, Inc.	Sidney Peryar Executive Vice President, Chief Legal Officer & Secretary IAA, Inc.
Westchester, Illinois
v

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about RBA and IAA, from other documents that RBA and IAA have filed with the U.S. Securities and Exchange Commission (the “SEC”) and with applicable Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”), as applicable, that are not contained in or delivered with this joint proxy statement/prospectus. For a list of documents incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov or on the SEDAR of the Canadian Securities Administration, the Canadian equivalent of the SEC’s system, at www.sedar.com.
You may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference in this joint proxy statement/prospectus or other information filed with the SEC, or applicable Canadian securities regulatory authorities on SEDAR, by RBA or IAA, as applicable, without charge, by written or telephonic request directed to the appropriate company at the following contacts:
For RBA shareholders:	For IAA stockholders:

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, Canada Attn: Corporate Secretary (778) 331-5500	IAA, Inc. Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154 Attn: Secretary (708) 492-7000
In order for you to receive timely delivery of the documents in advance of the RBA special meeting to be held on March 14, 2023, or the IAA special meeting to be held on March 14, 2023, as applicable, you must request the information no later than March 1, 2023.
If you have any questions about the RBA special meeting or the IAA special meeting, or need to obtain proxy cards or other information, please contact the applicable company’s proxy solicitor at the following contacts:
For RBA shareholders:	For IAA stockholders:

MacKenzie Partners, Inc. 1407 Broadway, 27th Floor New York, New York 10018 (800) 322-2885 proxy@mackenziepartners.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders Call Toll-Free: (877) 750-8334 Banks and Brokers Call Collect: (212) 750-5833

Laurel Hill 70 University Avenue, Suite 1440 Toronto, ON, M5J 2M4 North America Toll Free: 1-877-452-7184 Outside North America: 1-416-304-0211 Email: assistance@laurelhill.com
Kingsdale Advisors
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America): 1-866-851-3215
Call Collect (outside North America): (416) 867-2272
E-mail: contactus@kingsdaleadvisors.com

The contents of the websites of the SEC, SEDAR, RBA, IAA or any other entity are not incorporated in this joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference in this joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by RBA (Registration No. 333-268787), constitutes a prospectus of RBA under Section 5 of the Securities Act of 1933 with respect to the RBA common shares to be issued to IAA stockholders in the transactions contemplated by the merger agreement by and among RBA, US Holdings, Merger Sub 1, Merger Sub 2, and IAA. This document also constitutes a proxy statement of each of RBA and IAA under Section 14(a) of the Exchange Act and a management proxy circular of RBA under Canadian securities laws. This joint proxy statement/prospectus also constitutes a notice of the RBA special meeting to be held on March 14, 2023 and the IAA special meeting to be held on March 14, 2023.
RBA has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to RBA, US Holdings, Merger Sub 1, and Merger Sub 2, and IAA has supplied all such information relating to IAA. RBA and IAA have both contributed to such information relating to the mergers and the other transactions contemplated by the merger agreement.
You should rely only on the information contained or incorporated by reference in this joint proxy statement/ prospectus. RBA and IAA have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated February 10, 2023 and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information incorporated by reference in this joint proxy statement/ prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to RBA shareholders or IAA stockholders nor the issuance by RBA of RBA common shares pursuant to the merger agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All references in this joint proxy statement/prospectus to dollars or “$” are to U.S. dollars, unless otherwise indicated. All references in this joint proxy statement/prospectus to “C$” are to Canadian dollars. The rates set forth below may differ from the actual rates used in RBA’s accounting processes and in the preparation of RBA’s consolidated financial statements or the unaudited pro forma financial information presented in this joint proxy statement/prospectus.
CURRENCY EXCHANGE RATE DATA
The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the daily exchange rate as reported by the Bank of Canada. Such exchange rate on January 25, 2023 was C$1.3393 = $1.00.
	Period End	Average	Low	High
Year ended December 31,
(C$ per $)
2022	1.3544	1.3011	1.2451	1.3856
2021	1.2678	1.2535	1.2040	1.2942
2020	1.2732	1.3415	1.2718	1.4496
2019	1.2988	1.3269	1.2988	1.3600
2018	1.3642	1.2957	1.2288	1.3642
2017	1.2545	1.2986	1.2128	1.3743

	Low	High
Month ended,
(C$ per $)
January 2023 (through January 25, 2023)	1.3376	1.3658
December 2022	1.3433	1.3687
November 2022	1.3288	1.3749
October 2022	1.3547	1.3856
September 2022	1.2980	1.3726
August 2022	1.2753	1.3111
July 2022	1.2824	1.3138
June 2022	1.2540	1.3035
May 2022	1.2648	1.3039
April 2022	1.2451	1.2895
March 2022	1.2470	1.2867
February 2022	1.2677	1.2832
January 2022	1.2474	1.2772
December 2021	1.2642	1.2942
Source:	Bank of Canada website.

x

DEFINED TERMS
Term	Definition
“acquiring person”	any person that has become, subject to certain exemptions set out in the RBA rights plan, the beneficial owner of 20% or more of the voting shares of RBA
“Ancora”	Ancora Holdings Group, LLC and/or its applicable affiliates
“articles of amendment”	Articles of Amendment of RBA, filed with Innovation, Science and Economic Development Canada on February 1, 2023
“BANA”	Bank of America, N.A.
“BofA”	BofA Securities, Inc. together with BANA
“bridge loan facility”	the senior secured 364-day bridge loan facility referenced in the debt commitment letter for an aggregate principal amount of up to $2.8 billion
“Broadridge”	Broadridge Financial Solutions Inc.
“Canadian Tax Act”	the Income Tax Act (Canada) and the regulations thereunder
“cash consideration”	$12.80 in cash, without interest for each share of IAA common stock
“CBCA”	the Canada Business Corporations Act
“CES”	Corporate Election Services, Inc.
“closing”	the closing of the transactions
“closing date”	the date on which the closing actually occurs
“Code”	the Internal Revenue Code of 1986, as amended
“combined company”	the surviving company, including RBA and its subsidiaries, after giving effect to the mergers
“Competition Act approval”
the receipt of an Advance Ruling Certificate or letter from the Canadian Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act (Canada) in respect of the mergers

“cooperation agreement”	the cooperation agreement, dated as of January 22, 2023, by and between IAA and Ancora
“debt commitment letter”	the Commitment Letter, as amended and restated on December 9, 2022, by and among GS Bank, BANA, BofA, Royal Bank, RBCCM and RBC.
“DGCL”	the Delaware General Corporation Law
“DTC”	Depository Trust Company
“effective time”	the effective time of the first merger
“equity award exchange ratio”
the sum of (a) the quotient (rounded to six (6) decimal places) obtained by dividing (i) the cash consideration by (ii) the volume weighted average price of RBA common shares for the five (5) consecutive trading days immediately prior to, but not including, the closing date as reported by Bloomberg, L.P. (or, to the extent not reported therein, a comparable financial reporting service) and (b) the exchange ratio

“Exchange Act”	the Securities Exchange Act of 1934, as amended
“exchange ratio”	0.5252 of an RBA common share
“excluded shares”
the shares of IAA common stock held by IAA as treasury stock, held by RBA, US Holdings, Merger Sub 1 or Merger Sub 2 immediately prior to the effective time or owned by IAA stockholders who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the DGCL

“first merger”	the merger of Merger Sub 1 with and into IAA, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings
“flip-in event”	a transaction or other event pursuant to which any person (other than RBA or any subsidiary of RBA) becomes an acquiring person
“Goldman Sachs”	Goldman Sachs & Co. LLC
“GS Bank”	Goldman Sachs Bank USA
“Guggenheim Securities”	Guggenheim Securities, LLC

Term	Definition
“HSR Act”	the Hart-Scott-Rodino Act, as amended
“IAA”	IAA, Inc., a Delaware corporation
“IAA adjournment proposal”
the proposal at the IAA special meeting to approve the adjournment of the IAA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of such adjournment to approve the IAA merger proposal

“IAA board”	the board of directors of IAA
“IAA board recommendation”	the recommendation of the IAA board that the IAA stockholders approve the IAA merger proposal
“IAA capital stock”	IAA common stock and IAA preferred stock
“IAA common stock”	the common stock of IAA, par value $0.01 per share
“IAA compensation committee”	the Compensation Committee of the IAA board
“IAA compensation proposal”
the proposal at the IAA special meeting to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to named executive officers of IAA that is based on or otherwise relates to the transactions contemplated by the merger agreement

“IAA designees”	members of the RBA board effective as of the effective time to be designated by IAA
“IAA directors deferred compensation plan”	the IAA, Inc. Directors Deferred Compensation Plan
“IAA equity plan”	the IAA 2019 Omnibus Stock and Incentive Plan
“IAA ESPP”	the IAA Employee Stock Purchase Plan
“IAA executive agreement”	an employment agreement between IAA and its executive officers that provides for certain severance benefits
“IAA merger proposal”	the proposal at the IAA special meeting to adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the mergers
“IAA option”	each outstanding option to purchase shares of IAA common stock granted under the IAA equity plan
“IAA phantom stock award”	each outstanding IAA phantom stock award granted to a non-employee director pursuant to the IAA equity plan
“IAA preferred stock”	IAA preferred stock
“IAA proxy solicitors”	Innisfree together with Kingsdale
“IAA PRSU award”	each outstanding award of IAA restricted stock units granted pursuant to the IAA equity plan that was subject to performance-based vesting immediately prior to the effective time
“IAA record date”	the close of business on January 25, 2023
“IAA restricted stock award”	each outstanding IAA restricted stock award granted to a non-employee director pursuant to the IAA equity plan
“IAA RSU award”	each outstanding award of restricted stock units of IAA granted pursuant to the IAA equity plan that was subject solely to time-based vesting immediately prior to the effective time
“IAA securityholder”	holder of IAA capital stock, IAA option, IAA PRSU award, IAA restricted stock award, IAA RSU award or IAA phantom stock award
“IAA special meeting”	a special meeting of IAA stockholders to vote on the proposals necessary to complete the mergers, including the IAA merger proposal, and any adjournments or postponements thereof
“IAA special meeting website”	the website for IAA stockholders to virtually attend and vote at the IAA special meeting
“IAA spin-off”	the separation of IAA from KAR Auction Services, Inc. (“KAR”), which was completed on June 28 2019
“IAA stockholder approval”	the approval of the IAA merger proposal by the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon
“IAA stockholders”	the holders of IAA common stock

Term	Definition
“Innisfree”	Innisfree M&A Incorporated
“J.P. Morgan”	J.P. Morgan Securities LLC
“Kingsdale”	Kingsdale Advisors
“Laurel Hill”	Laurel Hill Advisory Group
“Luxor”	Luxor Capital Group, LP and its affiliates
“MacKenzie Partners”	MacKenzie Partners, Inc.
“merger agreement”	the original merger agreement, as amended by the merger agreement amendment and as it may be further amended or modified from time to time
“merger agreement amendment”	the Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among RBA, US Holdings, Merger Sub 1, Merger Sub 2 and IAA
“merger consideration”
for each outstanding share of IAA common stock (other than excluded shares) outstanding as of the effective time (1) 0.5252 of an RBA common share and (2) $12.80 in cash, without interest and less any applicable withholding taxes

“Merger Sub 1”	Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings
“Merger Sub 2”	Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings and indirect wholly owned subsidiary of RBA
“mergers”	the first merger and the second merger
“NYSE”	the New York Stock Exchange
“original merger agreement”
the Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among RBA, US Holdings, Merger Sub 1, Merger Sub 2 and IAA, as amended or otherwise modified prior to January 22, 2023

“RBA”	Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada
“RBA adjournment proposal”
the proposal at the RBA special meeting to approve the adjournment of the RBA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal

“RBA board”	the board of directors of RBA
“RBA board recommendation”	the recommendation of the RBA board that the RBA shareholders approve the RBA share issuance proposal
“RBA capital shares”	RBA common shares, RBA preferred shares and the RBA junior preferred shares
“RBA common shares”	the common shares of RBA
“RBA designees”	members of the RBA board to be designated by RBA
“RBA equity plans”
collectively, RBA’s Employee Performance Share Unit Plan (March 2015), RBA’s Senior Executive Performance Share Unit Plan (March 2015), RBA’s Amended and Restated Employee Restricted Share Unit Plan, RBA’s Amended and Restated Senior Executive Restricted Share Unit Plan, and RBA’s Amended and Restated Stock Option Plan

“RBA ESPP”	the RBA 1999 Employee Stock Purchase Plan, as amended
“RBA junior preferred shares”	the junior preferred shares of RBA
“RBA option”	options to purchase RBA common shares
“RBA preferred shares” or “RBA Series A senior preferred shares”	the RBA senior preferred shares designated as Series A senior preferred shares
“RBA proxy solicitors”	MacKenzie Partners together with Laurel Hill
“RBA record date”	the close of business on January 25, 2023
“RBA senior preferred shares”	the senior preferred shares of RBA

Term	Definition
“RBA share issuance”	the issuance of RBA common shares to IAA securityholders in connection with the mergers pursuant to the merger agreement
“RBA share issuance proposal”	the proposal at the RBA special meeting to approve the RBA share issuance
“RBA shareholder approval”	the approval of the RBA share issuance proposal by the affirmative vote of a majority of the votes cast by holders of the outstanding RBA common shares
“RBA shareholders”	the holders of RBA common shares
“RBA special meeting website”	the website for RBA shareholders to virtually attend and vote at the RBA special meeting
“RBA special meeting”	a special meeting of RBA shareholders to vote on the proposals necessary to complete the mergers, including the RBA share issuance proposal, and any adjournments or postponements thereof
“RBCCM”	RBC Capital Markets, LLC
“Royal Bank”	Royal Bank of Canada
“SEC”	the Securities and Exchange Commission
“second merger”	the merger of IAA, as the surviving corporation of the first merger, with and into Merger Sub 2, with Merger Sub 2 surviving as a wholly owned subsidiary of US Holdings
“Securities Act”	the Securities Act of 1933, as amended
“SEDAR”	the System for Electronic Document Analysis and Retrieval
“share consideration”	a number of RBA common shares for each share of IAA common stock, equal to the exchange ratio
“special meetings”	the IAA special meeting and the RBA special meeting, collectively
“Starboard”	Starboard Value LP and certain of its affiliated funds
“surviving corporation”	the company continuing in existence after the first merger
“surviving LLC”	the surviving company following the second merger
“transactions”	the mergers and the other transactions contemplated by the merger agreement, including the RBA share issuance
“TSX”	the Toronto Stock Exchange
“U.S. GAAP”	U.S. generally accepted accounting principles
“US Holdings”	Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA

QUESTIONS AND ANSWERS
The following questions and answers briefly address some questions that you, as a shareholder of RBA or a stockholder of IAA, may have regarding the mergers and the other matters being considered at the RBA special meeting to be held on March 14, 2023 or the IAA special meeting to be held on March 14, 2023, as applicable. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See the section entitled “Summary” for a summary of important information regarding the merger agreement, the mergers and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions in the section entitled “Where You Can Find More Information.”
Why am I receiving this joint proxy statement/prospectus?
You are receiving this joint proxy statement/prospectus because RBA and IAA have entered into the merger agreement, which provides for RBA’s acquisition of IAA in a stock and cash transaction. Upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub 1 will be merged with and into IAA in the first merger, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings, and (ii) immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. The original merger agreement and the merger agreement amendment, which together govern the terms and conditions of the mergers, are attached hereto as Annex A-1 and Annex A-2, respectively.
Your vote is required in connection with the mergers. RBA and IAA are sending these materials to their stockholders to help them decide how to vote their shares with respect to the RBA share issuance in connection with the mergers, in the case of RBA, and the adoption of the merger agreement, in the case of IAA, among other important matters.
What matters am I being asked to vote on?
In order to complete the mergers, among other things:
•	RBA share issuance: RBA shareholders must approve a proposal to issue RBA common shares to IAA securityholders in connection with the mergers for purposes of applicable NYSE and TSX rules; and
•	IAA merger proposal: IAA stockholders must approve a proposal to adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the mergers.
RBA: RBA is holding the RBA special meeting to ask RBA shareholders to consider and vote on approval of the RBA share issuance proposal. At the RBA special meeting, RBA shareholders will also be asked to consider and vote on the RBA adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal.
IAA: IAA is holding the IAA special meeting to ask IAA stockholders to consider and vote on approval of the IAA merger proposal. At the IAA special meeting, IAA stockholders will also be asked to consider and vote on the compensation proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to IAA named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement and the IAA adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of such an adjournment to approve the IAA merger proposal.
Does my vote matter?
Yes, your vote is very important, regardless of the number of shares that you own. The mergers cannot be completed unless the RBA share issuance proposal is approved by RBA shareholders and the IAA merger proposal is approved by IAA stockholders.
The approval of the RBA adjournment proposal, the IAA compensation proposal and the IAA adjournment proposal are not required to complete the mergers.

What are the transactions that the RBA share issuance proposal relates to?
Pursuant to the merger agreement, RBA agreed to acquire IAA through the consummation of two mergers: (i) Merger Sub 1 will be merged with and into IAA, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings and (ii) immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. Under the merger agreement, at the effective time: (a) each share of IAA common stock issued and outstanding immediately prior thereto (other than excluded shares) will be exchanged for (i) 0.5252 of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes; (b) each outstanding IAA option to purchase shares of IAA common stock granted under the IAA equity plan, whether vested or unvested, will be assumed by RBA and converted into an option to purchase the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA option immediately prior to the effective time by (ii) the equity award exchange ratio; (c) each outstanding IAA RSU award granted pursuant to the IAA equity plan that was subject solely to time-based vesting immediately prior to the effective time, whether vested or unvested, will be assumed by RBA and converted into the right to receive, upon vesting, the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA RSU award immediately prior to the effective time by (ii) the equity award exchange ratio; (d) each outstanding IAA PRSU award granted pursuant to the IAA equity plan that was subject to performance-based vesting immediately prior to the effective time, whether vested or unvested, will be assumed by RBA and converted into the right to receive, upon vesting, the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA PRSU award immediately prior to the effective time (determined based on the target number of shares subject to such IAA PRSU award) by (ii) the equity award exchange ratio; and (e) each outstanding IAA restricted stock award and outstanding IAA phantom stock award granted to a non-employee director pursuant to the IAA equity plan will be treated as an outstanding share of IAA common stock for all purposes of the mergers, including for purposes of receiving the merger consideration. Based upon the estimated number of outstanding shares of IAA common stock and the estimated outstanding IAA equity awards, we estimate that, upon consummation of the transactions, RBA will issue or reserve for issuance approximately 71.1 million RBA common shares to IAA securityholders in the mergers, including RBA common shares to be issued upon the exercise or vesting of the assumed IAA equity awards. For more information on the treatment of IAA equity awards under the merger agreement, see the section entitled “The Merger Agreement—Treatment of Equity Awards.”
Why did the parties amend the original merger agreement?
Following engagement with a cross-section of stockholders of the two companies, on January 22, 2023, RBA and IAA amended the terms of the original merger agreement pursuant to the merger agreement amendment to, among other things, modify the consideration payable to IAA stockholders in the transaction, including to increase the cash portion of the consideration from $10.00 to $12.80 per share and decrease the exchange ratio from 0.5804 to 0.5252 of an RBA common share. The change in consideration mix represented a shift in the cash/equity mix to approximately 29% cash and 71% equity from the previous mix of 22% cash and 78% equity under the original merger agreement. The merger agreement amendment also facilitates the expected issuance of a one-time special dividend to RBA shareholders in the amount of $1.08 per common share, which will be payable to RBA shareholders of record as of a record date prior to the effective time to be determined by the RBA board with the consent of the TSX and contingent on the closing of the first merger. In connection with the merger agreement amendment, with RBA’s consent, IAA entered into the cooperation agreement with Ancora. See the section entitled “The Mergers—Background of the Mergers.”
See the section entitled “Recent Developments” for more information regarding additional transactions announced at the time of the merger agreement amendment, including the cooperation agreement and the Starboard investment (as defined therein).
Why are IAA and RBA proposing the transactions?
The IAA board and RBA board each believes that the transactions will provide a number of significant benefits and opportunities that are in the best interests of IAA, RBA and their respective stockholders. For more information regarding key factors that the IAA board considered in determining to recommend the approval of the IAA merger proposal, including the factors the IAA board considered in agreeing to enter into the merger agreement amendment, see the section entitled “The Merger—Recommendation of the IAA Board; IAA’s Reasons for the Merger” and for more information regarding the key factors that the RBA board considered in determining to recommend the approval of the RBA share issuance proposal, including the factors the RBA board considered in agreeing to enter into the merger agreement amendment, see the section entitled “The Merger—Recommendation of the RBA Board; RBA’s Reasons for the Merger.”
What will happen to IAA as a result of the mergers?
If the mergers are completed, Merger Sub 2, as successor to IAA, will become a wholly owned indirect subsidiary of RBA and IAA common stock will be delisted from the NYSE and deregistered under the Exchange Act, following which IAA will no longer be required to file periodic reports with the SEC with respect to IAA common stock.
Who will receive the special dividend expected to be paid by RBA in connection with the mergers?
The RBA board expects to approve the payment of a one-time special dividend to RBA shareholders in the amount of $1.08 per share, contingent upon the closing of the first merger. The special dividend will be payable to holders of record of RBA common shares as of a record date prior to the effective time to be determined with the consent of the TSX and only if the first merger is completed. RBA shareholders will only be eligible to receive the special dividend if they own their RBA common shares through the record date determined for the special dividend, which will be publicly announced by RBA following determination. IAA stockholders will not be entitled to receive the special dividend with respect to any RBA common shares received as consideration in the first merger. RBA will not pay the special dividend if the merger agreement is terminated or the first merger is otherwise not completed for any reason.
When and where will each of the special meetings take place?
RBA: The RBA special meeting will be held virtually via a live, audio-only webcast on March 14, 2023, beginning at 8:30 a.m., Pacific Time. There will not be a physical meeting location. RBA believes a virtual-only meeting format facilitates attendance and participation by enabling all RBA shareholders the opportunity to participate fully, equally and without cost, using an Internet-connected device from any location around the world. In addition, the virtual-only meeting format increases RBA's ability to engage with all RBA shareholders, regardless of size, resources or physical location of all attendees. RBA shareholders will be able to virtually attend and vote at the RBA special meeting by visiting the RBA special meeting website at www.virtualshareholdermeeting.com/RBA2023SM. In order to virtually attend and vote at the RBA special meeting, you will need the 16-digit control number located on your WHITE proxy card.
If your shares are held in an account with a brokerage firm, bank, dealer or other similar organization, then you are the non-registered/beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by or on behalf of that organization. The registered holder of the shares is considered the shareholder of record for purposes of voting at the RBA special meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account by following the instructions on the voting instruction form that is provided by or on behalf of the intermediary. You are also invited to attend the RBA special meeting. However, since you are not the shareholder of record, you may not attend the RBA special meeting remotely or vote your shares at the RBA special meeting unless you arrange with your broker, bank or other nominee to be appointed as proxy holder. Please see the section entitled “The RBA Special Meeting—Methods of Voting.”
IAA: The IAA special meeting will be held virtually via live webcast on March 14, 2023, beginning at 11:30 a.m., Eastern Time. There will not be a physical meeting location. IAA believes a virtual-only meeting format facilitates attendance and participation by enabling all IAA stockholders the opportunity to participate fully, equally and without cost, using an internet-connected device from any location around the world. In addition, the virtual-only meeting format increases IAA’s ability to engage with all IAA stockholders, regardless of size, resources or physical location of all attendees. IAA stockholders of record as of the IAA record date will be able to virtually attend and vote at the IAA special meeting by visiting the IAA special meeting website www.cesonlineservices.com/iaa23_vm. If you are an IAA stockholder of record or beneficial owner as of the IAA record date, to attend the IAA special meeting, you will need to pre-register for the IAA special meeting by 11:30 a.m., Eastern Time on March 13, 2023. Please have your proxy card, or voting instruction form, containing your control number available and follow the instructions to complete your registration request. After registering, IAA stockholders will receive a confirmation email with a link and instructions for accessing the IAA special meeting. We also encourage you to allow ample time for online check-in, which will open at 11:00 a.m., Eastern Time. If you hold shares in “street name” through a bank, broker or other nominee instead of as a stockholder of record and intend to vote your shares at the IAA special meeting, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal or attend the meeting virtually and vote at the IAA special meeting, your shares of IAA common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the IAA special meeting. See the section entitled “—Quorum; Abstentions and Broker Non-Votes.”
If you hold your shares of IAA common stock through a bank, broker or other nominee in “street name” you may virtually attend and vote at the IAA special meeting only if you obtain and submit a “legal proxy” from your brokerage firm, bank, dealer or other similar organization, trustee, or nominee giving you the right to vote such shares. See the section entitled “The IAA Special Meeting—Virtually Attending the IAA Special Meeting.”
Even if you plan to virtually attend the RBA special meeting or the IAA special meeting, as applicable, via the applicable special meeting websites, RBA and IAA recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the applicable special meeting.
For additional information on virtually attending the special meetings, see the sections entitled “The RBA Special Meeting” and “The IAA Special Meeting.”
What will IAA stockholders receive for their shares of IAA common stock if the mergers are completed?
If the mergers are completed, each share of IAA common stock issued and outstanding as of immediately prior to the effective time (other than any shares of IAA common stock held by IAA as treasury stock, held by RBA, US Holdings, Merger Sub 1 or Merger Sub 2 immediately prior to the effective time or owned by IAA stockholders who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the DGCL), will be converted into the right to receive (i) 0.5252 of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes. IAA stockholders will not be entitled to receive the special dividend in respect of the RBA common shares they receive in connection with the mergers. IAA stockholders will receive cash in lieu of any fractional RBA common shares to which they would otherwise be entitled. RBA shareholders will continue to own their existing RBA common shares.
The market price of the RBA common shares that IAA stockholders receive at the time the mergers are completed could be greater than, less than or the same as the market price of RBA common shares on the date of this joint proxy statement/prospectus or on the date of the RBA special meeting and the IAA special meeting. Accordingly, you should obtain current market quotations for RBA common shares and IAA common stock before deciding how to vote on the RBA share issuance proposal and the IAA merger proposal, as applicable. At the time of the RBA special meeting and at the time of the IAA special meeting, neither RBA shareholders nor IAA stockholders will know, or be able to determine, the value of RBA common shares to be issued in connection with the mergers. For that reason, the market price of RBA common shares on the date of the RBA special meeting and the IAA special meeting may not be indicative of the value of RBA common shares that IAA stockholders will receive upon completion of the mergers. RBA common shares are traded on the NYSE and the TSX under the symbol “RBA” and IAA common stock is traded on the NYSE under the symbol “IAA.” RBA common shares will continue trading on the NYSE and TSX under the symbol “RBA” after completion of the mergers. For more information regarding the merger consideration to be received by IAA stockholders if the mergers are completed, see the section entitled “The Merger Agreement—Terms of the Mergers; Merger Consideration.”
How does the RBA board recommend that I vote at the RBA special meeting?
The RBA board has unanimously determined and resolved that the mergers and the RBA share issuance, on the terms and subject to the conditions set forth in the merger agreement, are in the best interests of RBA and the RBA shareholders, and has approved the merger agreement and the transactions contemplated thereby, including the mergers and the RBA share issuance. Accordingly, the RBA board unanimously recommends that RBA shareholders vote “FOR” the RBA share issuance proposal and “FOR” the RBA adjournment proposal.
Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, RBA directors and executive officers do not have interests in the mergers that are different from, or in addition to, the interests of other RBA shareholders generally. See the section entitled “Interests of RBA Directors and Executive Officers in the Mergers.”
How does the IAA board recommend that I vote at the IAA special meeting?
The IAA board has unanimously (1) determined that the merger agreement (as amended or modified) and the transactions contemplated thereby are fair to and in the best interests of IAA and the IAA stockholders, (2) approved and declared advisable the merger agreement (as amended or modified) and the consummation of the transactions, including the mergers, (3) directed that the merger agreement (as amended or modified) be submitted to the IAA stockholders for its adoption and (4) resolved to recommend that the IAA stockholders adopt the merger agreement (as amended or modified) at a special meeting of the IAA stockholders, subject to the terms of the merger agreement. Accordingly, the IAA board unanimously recommends that IAA stockholders vote “FOR” the IAA merger proposal, “FOR” the IAA compensation proposal and “FOR” the IAA adjournment proposal.
In considering such recommendations from the IAA board, IAA stockholders should be aware that IAA directors and executive officers have interests in the mergers that are different from, or in addition to, their interests as IAA stockholders generally. These interests may create the appearance of conflicts of interest. These interests may include, among others, the payment of severance benefits and acceleration of outstanding IAA equity awards upon certain terminations of employment or service, the potential payment of certain cash bonuses, RBA’s agreement to add three of IAA’s current directors to the RBA board as designated by IAA and deemed acceptable to RBA, and the combined company’s agreement to indemnify IAA directors and executive officers against certain claims and liabilities. The IAA board was aware of these potential conflicts of interest during its deliberations on the merits of the mergers and in making its decision to approve the merger agreement and the transactions contemplated thereby. For a more complete description of these interests, see the section entitled “Interests of IAA Directors and Executive Officers in the Mergers.”
What happens if the mergers are not completed?
If the RBA share issuance proposal is not approved by RBA shareholders, if the IAA merger proposal is not approved by IAA stockholders or if the mergers are not completed for any other reason, IAA stockholders will not receive the merger consideration or any other consideration in connection with the mergers and their shares of IAA common stock will remain outstanding.
If the mergers are not completed, IAA will remain an independent public company, the IAA common stock will continue to be listed and traded on the NYSE under the symbol “IAA” and RBA will not complete the RBA share issuance contemplated by the merger agreement, regardless of whether the RBA share issuance proposal has been approved by RBA shareholders. Additionally, RBA will not pay the special dividend described in the section entitled “Recent Developments—Special Dividend to RBA Shareholders.”
If the merger agreement is terminated under specified circumstances, RBA or IAA may be required to pay the other a termination amount of $189 million or RBA may be required to reimburse IAA for its out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby up to an aggregate amount of $5 million. Each of RBA and IAA will otherwise pay its own expenses incident to preparing for, entering into and carrying out the merger agreement and the consummation of the transactions contemplated thereby, whether or not the mergers are consummated, except that certain filing fees paid with respect to certain regulatory filings in connection with the mergers and the registration statement of which this joint proxy statement/prospectus forms a part will be borne equally by RBA and IAA. See the section entitled “The Merger Agreement—Termination Amount and Expenses; Liability for Breach.”
Additionally, if the mergers are not completed, pursuant to the cooperation agreement, one of IAA’s current directors will tender his or her resignation to the IAA board and IAA will, after completion of director information and interviews and in accordance with certain procedures described in the cooperation agreement, appoint (i) Timothy James O’Day, (ii) a second independent director candidate identified by Ancora and (iii) a third independent director candidate mutually agreed between IAA and Ancora, in each case, as observers to the IAA board. Further, IAA will increase the size of the IAA board to eleven directors and appoint such director candidates to the IAA board immediately following IAA’s 2023 annual meeting of stockholders, and in addition, Timothy James O’Day and the second director candidate identified by Ancora will also be appointed to the operations committee of the IAA board following their respective appointments to the IAA board.

Will RBA shareholders receive the special dividend even if the mergers are not completed?
No, payment of the one-time special dividend to RBA shareholders will be contingent on the consummation of the first merger. RBA will not pay the special dividend if the merger agreement is terminated or the first merger is otherwise not completed for any reason. See the section entitled “Recent Developments—Special Dividend to RBA Shareholders” for more information regarding the special dividend.
What are the terms of the cooperation agreement upon a successful vote in connection with closing?
Pursuant to the cooperation agreement, subject to customary vetting and onboarding matters, IAA will designate Timothy James O’Day as an IAA designee for all purposes under the merger agreement such that Mr. O’Day will be appointed to the combined company board immediately following the effective time. RBA consented to IAA’s entry into the cooperation agreement and the designation of Timothy James O’Day as one of IAA’s four designees on the combined company board. See the section entitled “Recent Developments” for more information regarding the cooperation agreement.
Who is entitled to vote at each special meeting?
RBA
All holders of record of RBA common shares who held shares at the close of business on the RBA record date are entitled to receive notice of, and to vote on all proposals at, the RBA special meeting. Virtual attendance at the RBA special meeting via the RBA special meeting website is not required to vote. See below and the section entitled “The RBA Special Meeting—Methods of Voting” for instructions on how to vote without virtually attending the RBA special meeting.
IAA
All holders of record of IAA common stock at the close of business on the IAA record date are entitled to receive notice of, and to vote on, all proposals at the IAA special meeting. Virtual attendance at the IAA special meeting via the IAA special meeting website is not required to vote. See below and the section entitled “The IAA Special Meeting—Methods of Voting” for instructions on how to vote without virtually attending the IAA special meeting.
What is a proxy?
A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. If you are an RBA shareholder of record, you can vote by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed WHITE proxy card. If you are an IAA stockholder of record, you can vote by proxy over the internet, by telephone or by mail by following the instructions set forth on the enclosed proxy card. If you hold your RBA or IAA shares beneficially through a broker, bank or other nominee in “street name,” you should follow the voting instructions provided by your broker, bank or other nominee.
How many votes do I have at each special meeting?
RBA
Each RBA shareholder is entitled to one vote on each proposal at the RBA special meeting for each RBA common share held of record as of the close of business on the RBA record date. At the close of business on the RBA record date, there were 110,887,811 RBA common shares outstanding and entitled to vote at the RBA special meeting.
IAA
Each IAA stockholder is entitled to one vote on each proposal at the IAA special meeting for each share of IAA common stock held of record at the close of business on the IAA record date. At the close of business on the IAA record date, there were 133,769,775 shares of IAA common stock outstanding and entitled to vote at the IAA special meeting.
What constitutes a quorum for each special meeting?
A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.

RBA
A quorum at the RBA special meeting requires the presence of at least two persons present in person, each being an RBA shareholder or duly appointed proxyholder of an RBA shareholder, together holding at least 33% of the total issued and outstanding RBA common shares entitled to vote at the RBA special meeting. Virtual attendance at the RBA special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the RBA special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the RBA special meeting. Since all of the proposals currently expected to be voted on at the RBA special meeting are considered non-routine matters, shares held in “street name” through a broker, bank or other nominee will not be counted as present for the purpose of determining the existence of a quorum if such broker, bank or other nominee does not have instructions to vote on any such proposal from the beneficial holder of such shares. If a quorum is not present, the RBA special meeting may be adjourned or postponed until the holders of the number of RBA common shares required to constitute a quorum attend, subject to the terms and conditions set forth in the merger agreement and applicable law.
IAA
The holders of a majority of shares of IAA common stock entitled to vote at the IAA special meeting, present in person or represented by proxy, constitutes a quorum for the transaction of business at the IAA special meeting. Virtual attendance at the IAA special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the IAA special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the IAA special meeting. If a quorum is not present, the IAA special meeting may be adjourned or postponed until the holders of the number of shares of IAA common stock required to constitute a quorum attend, subject to the terms and conditions set forth in the merger agreement.
How can I vote my shares at my respective special meeting?
RBA
Shares held directly in your name as an RBA shareholder of record may be voted at the RBA special meeting via the RBA special meeting website at www.virtualshareholdermeeting.com/RBA2023SM. You will need the 16-digit control number included on your WHITE proxy card in order to access and vote via the RBA special meeting website as described in the section entitled “The RBA Special Meeting—Attendance at the RBA Special Meeting.”
RBA shareholders who hold their RBA common shares beneficially and wish to vote in person at the RBA special meeting must obtain proxies in their own names. If your shares are held in an account with a brokerage firm, bank, dealer or other similar organization, then you are the non-registered/beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by or on behalf of that organization. The registered holder of the shares is considered the shareholder of record for purposes of voting at the RBA special meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account by following the instructions on the voting instruction form that is provided by or on behalf of the intermediary. You are also invited to attend the RBA special meeting. However, since you are not the shareholder of record, you may not attend the RBA special meeting remotely and vote your shares at the RBA special meeting unless you arrange with your broker, bank, or other nominee to be appointed as proxy holder. See the section entitled “The RBA Special Meeting—Attendance at the RBA Special Meeting.”
IAA
Shares held directly in your name as an IAA stockholder of record may be voted at the IAA special meeting via the IAA special meeting website at www.cesonlineservices.com/iaa23_vm. If you are an IAA stockholder of record or beneficial owner, to attend the IAA special meeting, you will need to pre-register for the IAA special meeting by 11:30 a.m., Eastern Time, on March 13, 2023. IAA stockholders of record and beneficial owners whose shares are held through a bank, broker or other nominee, may register to participate in the IAA special meeting remotely by visiting the IAA special meeting website at www.cesonlineservices.com/iaa23_vm. Please have your proxy card, or voting instruction form, containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the IAA special meeting. See the section entitled “The IAA Special Meeting—Virtually Attending the IAA Special Meeting.”

If you hold your shares of IAA common stock through a bank, broker or other nominee in “street name” instead of as a stockholder of record, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of IAA common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the IAA special meeting. See the section entitled “—Quorum; Abstentions and Broker Non-Votes.”
If you hold your shares of IAA common stock through a bank, broker or other nominee in “street name” you may virtually attend the IAA special meeting but, in order to vote at the IAA special meeting you must also obtain and submit a “legal proxy” from your brokerage firm, bank, dealer or other similar organization, trustee, or nominee giving you the right to vote such shares. See the section entitled “The IAA Special Meeting—Virtually Attending the IAA special meeting.”
Even if you plan to virtually attend the RBA special meeting or the IAA special meeting, as applicable, via the applicable special meeting website, RBA and IAA recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the respective special meeting.
For additional information on virtually attending the special meetings, see the sections entitled “The RBA Special Meeting” and “The IAA Special Meeting.”
How can I vote my shares without virtually attending my company’s special meeting?
Whether you hold your shares directly as a shareholder of record of RBA or a stockholder of record of IAA or beneficially in “street name,” you may direct your vote by proxy without virtually attending the RBA special meeting or IAA special meeting, as applicable.
RBA
If you are a shareholder of record, you can vote by proxy:
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Internet: To vote via the internet, go to www.proxyvote.com to complete an electronic proxy card. RBA shareholders will be asked to provide the 16-digit control number from the WHITE proxy card they receive. Internet voting is available 24 hours a day, seven days a week, and will be accessible until 8:30 a.m., Pacific Time, on March 10, 2023. RBA shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded. RBA shareholders who submit a proxy this way need not send in their proxy card by mail.

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Telephone: To vote by telephone, dial 1-800-690-6903 (the call is toll-free in the United States and Canada; toll charges apply to calls from other countries) and follow the recorded instructions. Telephone voting is available 24 hours a day and will be accessible until 8:30 a.m., Pacific Time, on March 10, 2023. Easy-to-follow voice prompts will guide shareholders through the voting process and allow them to confirm that their instructions have been properly recorded. RBA shareholders who submit a proxy this way need not send in their proxy card by mail.

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Mail: To vote by mail using the WHITE proxy card (if the RBA shareholder requested paper copies of the proxy materials to be mailed to them), RBA shareholders should submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope provided (if mailed in the United States or Canada). RBA shareholders who vote this way should mail the proxy card early enough so that it is received by 8:30 a.m., Pacific Time, on March 10, 2023 before the date of the RBA special meeting.

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Virtually via the RBA Special Meeting Website: To vote at the RBA special meeting, visit www.virtualshareholdingmeeting.com/RBA2023SM, where RBA shareholders can virtually attend and vote at the RBA special meeting. RBA shareholders will be asked to provide the 16-digit control number from the WHITE proxy card they receive in order to access the RBA special meeting website.

If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge that offers internet voting options. If your shares are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the internet. Votes submitted via the internet through the Broadridge program must be received by 8:30 a.m., Pacific Time, on March 10, 2023. You are also invited to attend the RBA special meeting. However, since you are not the shareholder of record, you may not attend the RBA special meeting remotely or vote your shares at the RBA special meeting unless you arrange with your broker, bank or other nominee to be appointed as proxy holder. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account by following the instructions on the voting instruction form that is provided by or on behalf of the intermediary.
For additional information on voting procedures, see the section entitled “The RBA Special Meeting.”
IAA
If you are a stockholder of record, you can vote by proxy:
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By Internet Before the IAA Special Meeting: To vote via the internet, IAA stockholders should go to the website listed on their enclosed proxy card and follow the instructions to complete an electronic proxy card. IAA stockholders will be asked to provide their control number included with their proxy materials. Internet voting for IAA stockholders will be available 24 hours a day. IAA stockholder’s votes must be received before the polls close at the IAA special to be counted. If an IAA stockholder votes via the internet, they do not need to return a proxy card by mail;

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By Telephone: To vote via telephone, dial the toll-free telephone number shown on your proxy card. IAA stockholders will be asked to provide the control number included with their proxy materials. Telephone voting for IAA stockholders will be available 24 hours a day. IAA stockholder’s votes must be received before the polls close at the IAA special meeting to be counted. If an IAA stockholder votes via telephone, they do not need to return a proxy card by mail;

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By Mail: To vote by mail using the proxy card, IAA stockholders need to complete, sign and date the proxy card and return it promptly by mail using the enclosed, pre-addressed, postage paid envelope so that it is received before the polls close at the IAA special meeting. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail; or

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Virtually via the IAA Special Meeting Website: To attend the IAA special meeting, you will need to pre-register for the IAA special meeting by 11:30 a.m., Eastern Time on March 13, 2023. Please have your proxy card, or voting instruction form, containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the IAA special meeting. Please verify that you have received the confirmation email in advance of the IAA special meeting, including the possibility that it may be in your spam or junk folder. You must pre-register to vote and/or submit a question during the IAA special meeting. In order for a beneficial holder of shares of IAA common stock to vote by ballot at the IAA special meeting, such holder will need to obtain and submit a legal proxy from his or her bank, broker or other nominee.

If you hold shares beneficially through a broker, bank or other nominee in “street name,” you should follow the voting instructions provided by your broker, bank or other nominee in order to vote your shares in advance of the IAA special meeting.
For additional information on voting procedures, see the section entitled “The IAA Special Meeting.”
What is a “broker non-vote”?
Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote the shares at the meeting) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be voted on at the RBA special meeting and IAA special meeting are “non-routine” matters.
A “broker non-vote” occurs on a proposal when (i) a broker, bank or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, bank or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the RBA special meeting and the IAA special meeting are non-routine matters for which brokers do not have discretionary authority to vote, RBA and IAA do not expect there to be any broker non-votes at the RBA special meeting or the IAA special meeting.
What stockholder vote is required for the approval of each proposal at the RBA special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the RBA special meeting?
RBA Proposal 1: RBA Share Issuance Proposal
Assuming a quorum is present at the RBA special meeting, approval of the RBA share issuance proposal requires the affirmative vote of a majority of votes cast on the RBA share issuance proposal at the RBA special meeting. Any shares not present or represented by proxy (including due to the failure of an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the RBA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the RBA share issuance proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the RBA share issuance proposal will have no effect on the outcome of the RBA share issuance proposal, provided that a quorum is otherwise present. In addition, if an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the RBA share issuance proposal, it will have no effect on the outcome of the RBA share issuance proposal, provided that a quorum is otherwise present.
Proposal 2: RBA Adjournment Proposal
Assuming a quorum is present at the RBA special meeting, approval of the RBA adjournment proposal requires the affirmative vote of a majority of votes cast on the RBA adjournment proposal at the RBA special meeting. Any shares not present or represented by proxy (including due to the failure of an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the RBA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the RBA adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the RBA adjournment proposal will have no effect on the outcome of the RBA adjournment proposal, provided that a quorum is otherwise present. In addition, if an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the RBA adjournment proposal, it will have no effect on the outcome of the RBA adjournment proposal provided that a quorum is otherwise present.
The approval of the RBA share issuance proposal is a condition to closing under the merger agreement, as RBA shareholders must approve the RBA share issuance in order for the mergers to occur. If RBA shareholders fail to approve the RBA share issuance proposal, then the mergers will not occur. The approval of the RBA adjournment proposal is not a condition to the completion of the mergers.
What stockholder vote is required for the approval of each IAA proposal at the IAA special meeting? What will happen if I fail to vote or abstain from voting on each IAA proposal at the IAA special meeting?
IAA Proposal 1: IAA Merger Proposal
Assuming a quorum is present at the IAA special meeting, approval of the IAA merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon at the close of business on the IAA record date. If you are an IAA stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote with respect to the IAA merger proposal or abstain from voting, it will have the same effect as a vote “AGAINST” the IAA merger proposal.
IAA Proposal 2: IAA Compensation Proposal
Assuming a quorum is present at the IAA special meeting, approval of the IAA compensation proposal requires the affirmative vote of the holders of a majority of the shares of IAA common stock present in person (including virtually) or represented by proxy at the meeting and entitled to vote thereon as of the close of business on the IAA record date. Any shares not present or represented by proxy (including due to the failure of an IAA stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the IAA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the IAA compensation proposal, so long as a quorum is otherwise present. An abstention on the IAA compensation proposal will have the same effect as a vote “AGAINST” the IAA compensation proposal.

IAA Proposal 3: IAA Adjournment Proposal
Assuming a quorum is present at the IAA special meeting, approval of the IAA adjournment proposal requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the special meeting in person (including virtually) or represented by proxy at the meeting and entitled to vote thereon as of the close of business on the IAA record date. Any shares not present or represented by proxy (including due to the failure of an IAA stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the IAA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the IAA adjournment proposal, so long as a quorum is otherwise present. An abstention on the IAA adjournment proposal will have the same effect as a vote “AGAINST” the IAA adjournment proposal.
The approval of the IAA merger proposal is a condition to closing under the merger agreement, as IAA stockholders must adopt the merger agreement in order for the mergers to occur. If IAA stockholders fail to approve the IAA merger proposal, then the mergers will not occur. The approval of the IAA compensation proposal and the IAA adjournment proposal are not conditions to the completion of the mergers. The vote on each proposal is a vote separate and apart from the other proposals. Accordingly, you may vote in favor of one or more of the proposals and vote not to approve the other proposal(s).
Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, the merger-related compensation for IAA named executive officers, which is referred to as the IAA compensation proposal? What happens if IAA stockholders do not approve, by non-binding advisory vote, the IAA compensation proposal?
Under SEC rules, IAA is required to seek a non-binding advisory vote of its stockholders relating to the compensation that may be paid or become payable to IAA named executive officers that is based on or otherwise relates to the mergers (also known as “golden parachute” compensation).
Because the vote on the IAA compensation proposal is only advisory in nature, it will not be binding on IAA or the IAA board. Accordingly, because IAA is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the mergers are consummated and regardless of the outcome of the IAA compensation proposal. The merger-related compensation, which is described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers,” may be paid to IAA named executive officers even if IAA stockholders do not approve the IAA compensation proposal.
What if I hold both RBA common shares and shares of IAA common stock?
If you are both an RBA shareholder and an IAA stockholder, you will receive two separate packages of proxy materials. A vote cast as an RBA shareholder will not count as a vote cast as an IAA stockholder and a vote cast as an IAA stockholder will not count as a vote cast as an RBA shareholder. Therefore, please follow the instructions received with each set of materials you receive in order to submit separate proxies for your RBA common shares and your shares of IAA common stock.
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?
If your RBA common shares or shares of IAA common stock are registered directly in your name with the transfer agent of RBA or IAA, respectively, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote directly at the RBA special meeting or the IAA special meeting, as applicable. You may also grant a proxy directly to RBA or IAA, as applicable, or to a third party to vote your shares at the applicable special meeting.
If your RBA common shares or shares of IAA common stock are held by a brokerage firm, bank, dealer or other similar organization, trustee, or nominee, you are considered the beneficial owner of shares held in “street name.” Your brokerage firm, bank, dealer or other similar organization, trustee, or nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by your brokerage firm, bank, dealer or other similar organization, trustee, or nominee to vote your shares.
In order to virtually attend and vote at the RBA special meeting via the RBA special meeting website, you should follow the voting instructions provided by your bank, broker or other nominee. RBA shareholders will be able to virtually attend and vote at the RBA special meeting by visiting www.virtualshareholdermeeting.com/RBA2023SM.

In order to virtually attend and vote at the RBA special meeting, you will need the 16-digit control number located on your WHITE proxy card. If your shares are held in an account with a brokerage firm, bank, dealer or other similar organization, then you are the non-registered/beneficial owner of shares held in “street name.” The registered holder of the shares is considered the shareholder of record for purposes of voting at the RBA special meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account by following the instructions on the voting instruction form that is provided by or on behalf of the intermediary. You are also invited to attend the RBA special meeting. However, since you are not the shareholder of record, you may not attend the RBA special meeting remotely and vote your shares at the RBA special meeting unless you arrange with your broker, bank or other nominee to be appointed as proxy holder.
If you hold your shares of IAA common stock through a bank, broker or other nominee in “street name” you may virtually attend, but in order to vote at the IAA special meeting only if you obtain and submit a “legal proxy” from your bank, broker or other nominee and register to attend the IAA special meeting as a stockholder with CES.
If my RBA common shares or shares of IAA common stock are held in “street name” by my brokerage firm, bank, dealer or other similar organization, trustee, or nominee, will my brokerage firm, bank, dealer or other similar organization, trustee, or nominee automatically vote those shares for me?
No. Your bank, broker or other nominee will only be permitted to vote your RBA common shares or shares of IAA common stock, as applicable, at the applicable special meeting if you instruct your bank, broker or other nominee. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Banks, brokers and other nominees who hold RBA common shares or shares of IAA common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all of the proposals currently expected to be voted on at the RBA special meeting and the IAA special meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.
What should I do if I receive more than one set of voting materials for the same special meeting?
If you hold RBA common shares or shares of IAA common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold RBA common shares or shares of IAA common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.
Record Holders. For RBA or IAA shares held directly, please vote by proxy over the internet or by telephone using the instructions included with the accompanying proxy card, or promptly complete, date, sign and return your proxy card by mail in the enclosed postage-paid envelope, in order to ensure that all of your RBA common shares or shares of IAA common stock are voted.
Shares Held in “Street Name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by bank, broker or other nominee to submit a proxy or vote your shares.
How will my shares be voted if I give a proxy?
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your RBA common shares or shares of IAA common stock, as applicable, in the way that you indicate. For each item before the RBA special meeting or the IAA special meeting, as applicable, you may specify whether your RBA common shares or shares of IAA common stock, as applicable, should be voted “for” or “against,” or abstain from voting.
For more information regarding how your shares will be voted if you properly sign, date and return a proxy card, but do not indicate how your RBA common shares or IAA common stock, as applicable, should be voted, see the question below entitled “—How will my shares be voted if I return a signed proxy and do not indicate my vote on one or more of the proposals?”
How will my shares be voted if I return a signed proxy and do not indicate my vote on one or more of the proposals?
RBA
If you sign, date and return your proxy and do not indicate how you want your RBA common shares to be voted, then your RBA common shares will be voted in accordance with the RBA board recommendation: “FOR” the RBA share issuance proposal, and “FOR” the RBA adjournment proposal.

IAA
If you sign, date and return your proxy and do not indicate how you want your shares of IAA common stock to be voted on one or more proposals, then your shares of IAA common stock will be voted in accordance with the IAA board recommendation with respect to such proposal(s): “FOR” the IAA merger proposal, “FOR” the IAA compensation proposal and “FOR” the IAA adjournment proposal.
I am an RBA shareholder and I received a proxy card from someone other than RBA. Should I sign and mail it?
No. We urge you to disregard any proxy card sent to you by or on behalf of any other person other than RBA, including the green proxy card and solicitation materials that may be sent to you by or on behalf of Luxor, which is soliciting proxies in opposition to the RBA board’s recommendations on each of the RBA proposals presented in this joint proxy statement/prospectus, including the RBA share issuance proposal and the RBA adjournment proposal. If you submit such a proxy card, we urge you to subsequently cast your vote today as instructed on the WHITE proxy card mailed to you by RBA, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted. If you have any questions or need assistance, please contact MacKenzie Partners at 1-800-322-2885 toll free in North America, or at +1-212-929-5500 outside of North America, or by e-mail at proxy@mackenziepartners.com or Laurel Hill at +1-877-452-7184 toll free in North America, or at +1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.
If I am a stockholder of record, can I change my vote after I have submitted my proxy?
Any RBA shareholder or IAA stockholder giving a proxy has the right to revoke the proxy and change their vote before the proxy is voted at the applicable special meeting by doing any of the following:
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properly submitting a new, later-dated proxy card for the applicable special meeting that is received by the deadline specified on the accompanying proxy card (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

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giving written notice of your revocation to the registered office of RBA, 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6 or IAA’s Corporate Secretary at Two Westbrook Corporate Center, Suite 500, Westchester, Illinois, 60154, which must be received not less than 24 hours prior to the time that such proxies are exercised and shares are voted at the RBA or IAA special meeting, as applicable;

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submitting a proxy via the internet or by telephone at a later date, which must be received before the polls are closed at the IAA special meeting, in the case of IAA stockholders, or before 8:30 a.m., Pacific Time, on March 10, 2023 at the RBA special meeting, in the case of RBA shareholders (in each case, only the later-dated proxy is counted and the earlier proxy is revoked); or

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virtually attending and voting at the applicable special meeting via the applicable special meeting website. Note that a proxy will not be revoked if you attend, but do not vote at, the applicable special meeting. Only your last submitted proxy will be considered.

Execution or revocation of a proxy will not in any way affect your right to virtually attend and vote at the applicable special meeting via the applicable special meeting website. See the sections entitled “The RBA Special Meeting—Revocability of Proxies” and “The IAA Special Meeting—Revocability of Proxies.”
If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.
Where can I find the voting results of the special meetings?
The preliminary voting results for each special meeting are expected to be announced at that special meeting. In addition, each of RBA and IAA will promptly file the final voting results following its respective special meeting with the SEC on a Current Report on Form 8-K and, with respect to RBA, on SEDAR.

Do IAA stockholders have dissenters’ or appraisal rights?
Under the DGCL, IAA stockholders and beneficial owners of shares of IAA common stock who continuously hold shares of IAA common stock through the effective time, who do not vote in favor of the adoption of the merger agreement, who properly demand appraisal of their shares in accordance with the DGCL, and who otherwise comply with the statutory requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the mergers are completed and if certain conditions are met, but only if they comply with all requirements of Delaware law, as described under the section entitled “Appraisal Rights” which is qualified by reference to the full text of Section 262 of the DGCL attached as Annex C hereto. This appraisal amount could be more than, the same as, or less than the amount an IAA stockholder or beneficial owner of shares of IAA common stock would be entitled to receive under the merger agreement. Any IAA stockholder and beneficial owners of shares of IAA common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to IAA prior to the vote on the adoption and approval of the merger agreement and the transactions contemplated thereby, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and the transactions contemplated thereby and not submit a letter of transmittal. IAA stockholders and beneficial owners of shares of IAA common stock who fail to follow exactly the procedures specified under Delaware law may result in the loss of appraisal rights. See the section entitled “Appraisal Rights.”
Do RBA shareholders have dissenters’ or appraisal rights?
The RBA shareholders are not entitled to dissent or appraisal rights under Canadian law in connection with the RBA share issuance.
Are there any risks that I should consider in deciding whether to vote for the approval of the RBA share issuance proposal or the IAA merger proposal?
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors relating to RBA and IAA that are contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.
What happens if I sell my RBA common shares or shares of IAA common stock after the respective record date but before the respective special meeting?
The RBA record date is earlier than the date of the RBA special meeting, and the IAA record date is earlier than the date of the IAA special meeting. If you sell or otherwise transfer your RBA common shares or shares of IAA common stock after the applicable record date but before the applicable special meeting, you will, unless special arrangements are made, retain your right to vote at the applicable special meeting but, with respect to shares of IAA common stock, you will not be entitled to the merger consideration.
Who will solicit and pay the cost of soliciting proxies?
RBA has engaged MacKenzie Partners and Laurel Hill as proxy solicitors to assist in the solicitation of proxies for the RBA special meeting. RBA estimates that it will pay the RBA proxy solicitors a fee of approximately $250,000, plus reimbursement for certain out-of-pocket fees and expenses. RBA has agreed to indemnify the RBA proxy solicitors against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
IAA has retained Innisfree and Kingsdale as proxy solicitors to assist in soliciting proxies and in communicating with IAA stockholders. IAA estimates that it will pay the IAA proxy solicitors a fee of approximately $500,000, plus reimbursement for certain out-of-pocket fees and expenses. IAA also has agreed to indemnify the IAA proxy solicitors against certain losses, claims, damages, liabilities or expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
RBA and IAA also may reimburse banks, brokers and other nominees on request for their reasonable expenses in forwarding proxy materials to beneficial owners of RBA common shares and IAA common stock, respectively. RBA and IAA directors, officers and employees, and Jeffrey C. Smith and potentially other Starboard employees, also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

When are the mergers expected to be completed?
Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers,” including approval of the RBA share issuance proposal by RBA shareholders and approval of the IAA merger proposal by IAA stockholders, the mergers are currently expected to be completed in the first half of 2023. However, neither RBA nor IAA can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion of the mergers are subject to conditions and factors beyond the control of both companies. RBA and IAA are working to complete the mergers as soon as reasonably practicable.
What respective equity stakes will RBA shareholders and IAA stockholders hold in the combined company immediately following the mergers?
Based upon the estimated number of outstanding RBA common shares, outstanding shares of IAA common stock, and outstanding equity awards and other convertible securities of the parties, in each case as of immediately prior to the consummation of the mergers, RBA and IAA estimate that, upon completion of the mergers, the existing RBA shareholders are expected to own approximately 62.8% of the outstanding RBA common shares (of which approximately 3.7% will be owned by Starboard on a fully diluted basis) and former IAA stockholders are expected to own approximately 37.2% of the outstanding RBA common shares on a fully diluted basis. The exact ownership interests of RBA shareholders and former IAA stockholders in the combined company immediately following the mergers will depend on the number of RBA common shares and shares of IAA common stock issued and outstanding immediately prior to the completion of the mergers. If applicable, the exchange ratio will be adjusted appropriately to fully reflect the effect of any stock dividend, subdivision, stock split, reverse stock split, recapitalization, combination, exchange of shares, reclassification, or other similar change with respect to either the RBA common shares or shares of IAA common stock prior to the completion of the first merger.
What will be the composition of the board of directors of the combined company?
Following the consummation of the mergers, the RBA board will consist of twelve members, including (i) eight directors designated by RBA who are expected to consist of Erik Olsson, who will continue as Chair of the RBA board, Ann Fandozzi, who will continue as Chief Executive Officer of RBA, Adam DeWitt, Robert G. Elton, Lisa Hook, Sarah Raiss, Jeffrey C. Smith and Carol M. Stephenson and (ii) four directors designated by IAA who are expected to consist of Timothy James O’Day and three of Brian Bales, William Breslin, John Kett and Michael Sieger, each of whom has been deemed acceptable by the nominating and corporate governance committee of the RBA board. IAA has not determined which of Brian Bales, William Breslin, John Kett and Michael Sieger will not be joining the combined company board, but will make and disclose such determination prior to the special meetings. For more information, see the sections entitled “The Mergers—Combined Company’s Board of Directors and Executives Following the Mergers” and “Recent Developments.”
If I am an IAA stockholder, how will I receive the merger consideration to which I am entitled?
If, at the effective time, you hold your shares of IAA common stock in book-entry form, whether through The Depository Trust Company, or otherwise, you will not be required to take any specific actions to exchange your shares of IAA common stock for RBA common shares and cash consideration. Such shares will, following the effective time, be automatically exchanged for RBA common shares (in book-entry form), cash consideration and cash in lieu of any fractional RBA common share to which you are entitled. If, at the effective time, you instead hold your shares of IAA common stock in certificated form, then, after receiving the proper documentation from you following the effective time, including, if applicable, an executed letter of transmittal and other required documents described in the instructions thereto, the exchange agent will deliver to you the RBA common shares (in book-entry form), cash consideration and cash in lieu of any fractional RBA common share to which you are entitled. See the section entitled “The Mergers—Exchange of IAA Certificates.”
Will the merger consideration I receive in the mergers increase if the business, financial condition or results of operations of IAA improves or of RBA declines or if the market price of IAA common stock increases or of RBA common shares declines?
No. The merger consideration payable for each share of IAA common stock at closing is fixed at (i) 0.5252 of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes, and the merger consideration received at closing will not change regardless of changes in the business, financial condition or results of operations of IAA or RBA or changes in the market price of either RBA common shares or IAA common stock between the date of signing of the merger agreement and the effective time. IAA stockholders will receive cash in lieu of any fractional RBA common shares to which they would otherwise be entitled.
What are the material U.S. federal income tax consequences of the mergers to U.S. holders of IAA common stock?
RBA and IAA intend that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the mergers to result in gain recognition by holders of IAA common stock that exchange their shares of IAA common stock for the merger consideration (other than any excepted shareholder). The obligation of IAA to complete the mergers is conditioned upon the receipt of an opinion from Cooley, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition under Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder).
Accordingly, on the basis of such opinion that the mergers will qualify as a reorganization and that Section 367(a) does not apply to require gain recognition, a U.S. holder (other than an excepted shareholder) that exchanges shares of IAA common stock for the merger consideration in the mergers will generally recognize gain (but would not be permitted to recognize loss) in an amount equal to the lesser of: (i) the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) received by such U.S. holder in the mergers; and (ii) the excess, if any, of (a) the sum of the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) plus the fair market value of the RBA common shares (including any fractional RBA common share deemed received) received by such U.S. holder in exchange for its shares of IAA common stock in the mergers, over (b) such U.S. holder’s tax basis in its shares of IAA common stock exchanged. In addition, a U.S. holder of IAA common stock generally will recognize gain or loss with respect to any cash received in lieu of fractional RBA common shares.
For the definition of “U.S. holder” and “excepted shareholder” and a more detailed discussion of the U.S. federal income tax consequences of the mergers to U.S. holders, see the section entitled “Certain U.S. Federal Income Tax Consequences.”
The U.S. federal income tax consequences described above may not apply to all IAA stockholders. The tax consequences to IAA stockholders will depend on their individual situations. Accordingly, all IAA stockholders are urged to consult their own tax advisors for a full understanding of the particular tax consequences of the mergers.
What are certain of the Canadian federal income tax considerations for the transaction?
A holder (as defined in the section entitled “Certain Canadian Federal Income Tax Considerations”) will not be subject to tax under the Canadian Tax Act (as defined in the section entitled “Defined Terms”) on any capital gain realized on a disposition of IAA common stock, unless the shares are “taxable Canadian property” to the holder and the shares are not “treaty-protected property” of the holder, each within the meaning of the Canadian Tax Act.
Dividends paid or credited, or deemed to be paid or credited, on RBA common shares to a holder generally will be subject to Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the holder’s jurisdiction of residence. For example, the rate of withholding tax to a holder who is a resident of the United States for the purposes of the Canada-United States Tax Convention, is the beneficial owner of the dividend and is entitled to all of the benefits under such treaty, generally will be reduced to 15%. RBA will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the Canada Revenue Agency for the account of the holder.
A holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of RBA common shares, unless the shares are “taxable Canadian property” to the holder and the shares are not “treaty-protected property” of the holder, each within the meaning of the Canadian Tax Act.
Generally, IAA common stock or RBA common shares, as the case may be, will not constitute taxable Canadian property to a holder at a particular time so long as the applicable shares are listed at that time on a designated stock exchange (which currently includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time: (i) one or any combination of (a) the holder, (b) persons with whom the holder does not deal at arm’s length, and (c) partnerships in which the holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of IAA or RBA, as the case may be, and (ii) more than 50% of the fair market value of IAA common stock or RBA common shares, as the case may be, was derived directly or indirectly from one or any combination of: (A) real or immovable properties situated in Canada, (B) “Canadian resource properties” (as defined in the Canadian Tax Act), (C) “timber resource properties” (as defined in the Canadian Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists.
In certain circumstances set out in the Canadian Tax Act, shares which are not otherwise “taxable Canadian property” may be deemed to be “taxable Canadian property.” For more information, see the section entitled “Certain Canadian Federal Income Tax Considerations.”
What should I do now?
You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes. Then, you may vote by proxy over the internet, by telephone or by mail, using the instructions included with the accompanying proxy card or voting instruction form, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, so that your shares will be voted in accordance with your instructions.
How can I find more information about RBA and IAA?
You can find more information about RBA and IAA from various sources described in the section entitled “Where You Can Find More Information.”
Whom do I call if I have questions about the special meetings or the mergers?
If you have questions about the special meetings or the mergers, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact your company’s proxy solicitor:
If you are an RBA shareholder:	If you are an IAA stockholder:

MacKenzie Partners, Inc. 1407 Broadway, 27th Floor New York, New York 10018 (800) 322-2885 proxy@mackenziepartners.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders Call Toll-Free: (877) 750-8334 Banks and Brokers Call Collect: (212) 750-5833

Laurel Hill 70 University Avenue, Suite 1440 Toronto, ON, M5J 2M4 North America Toll Free: 1-877-452-7184 Outside North America: 1-416-304-0211 Email: assistance@laurelhill.com

Kingsdale Advisors
The Exchange Tower
130 King Street West, Suite 2950
Toronto, ON M5X 1E2
North America Toll Free: 1-866-851-3215
Outside North America: (416) 867-2272
Email: contactus@kingsdaleadvisors.com

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as an RBA shareholder or an IAA stockholder. To understand the mergers fully and for a more complete description of the terms of the mergers, you should read carefully this entire joint proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a section reference directing you to a more complete description of those items. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
The Parties
Ritchie Bros. Auctioneers Incorporated
RBA is a world leader in asset management and disposition technologies for commercial assets, primarily related to construction assets and transportation assets. RBA sells a broad range of primarily used commercial and industrial assets as well as government surplus through their unreserved auctions, online marketplaces, listings and private brokerage services. RBA also provides customers with other services which include equipment financing, asset appraisals and inspection, online equipment listing, logistical services and ancillary services such as equipment refurbishment, as well as a technology platform that supports equipment lifecycle and parts procurement. RBA’s expertise, global reach and market insights provide a unique position within the used equipment market. RBA’s principal executive offices are located at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, Canada, and its telephone number is (778) 331-5500.
RBA common shares are traded on the NYSE and the TSX under the symbol “RBA.”
Ritchie Bros. Holdings, Inc.
US Holdings was incorporated in the State of Washington on April 24, 1987 and is an indirect wholly owned subsidiary of RBA. RBA directly owns 83.6% of US Holdings and Ritchie Bros. Auctioneers (Canada) Ltd., a wholly owned subsidiary of RBA, holds the other 16.4% of US Holdings. US Holdings’ principal executive offices are located at 4000 Pine Lake Road, Lincoln NE, 68516, USA, and its telephone number is (778) 331-5500.
Impala Merger Sub I, LLC and Impala Merger Sub II, LLC
Merger Sub 1 and Merger Sub 2 were each formed by RBA for the sole purpose of effecting the mergers. Merger Sub 1 and Merger Sub 2 have not conducted any business and have no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the first merger, Merger Sub 1 will be merged with and into IAA in the first merger with IAA continuing as the surviving corporation. Immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings in the second merger. Merger Sub 1’s and Merger Sub 2’s principal executive offices are located at 4000 Pine Lake Road Lincoln, NE 68516, and its telephone number is (778) 331-5500.
IAA, Inc.
IAA is a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, IAA’s unique platform facilitates the marketing and sale of total loss, damaged and low-value vehicles and vehicle parts for a full spectrum of sellers. Founded in 1982, IAA is headquartered in Westchester, Illinois, with more than 210 facilities throughout the United States, Canada and the United Kingdom. IAA serves a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. IAA’s principal executive offices are located at Two Westbrook Corporate Center, 10th Floor Suite 500, Westchester, IL 60154 and its telephone number is (708) 492-7000.
IAA common stock trades on the NYSE under the symbol “IAA.”
The Mergers
Upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub 1 will be merged with and into IAA, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings and (ii) immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. At the effective time, each share of IAA common stock issued and outstanding immediately prior thereto (excluding shares held by IAA and its subsidiaries and stockholders exercising their appraisal rights) will be exchanged for (i) 0.5252 of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes. IAA stockholders will not be entitled to receive the special dividend in respect of the RBA common shares they receive in connection with the mergers. IAA stockholders will receive cash in lieu of any fractional RBA common shares to which they would otherwise be entitled.
RBA's Reasons for the Mergers and Recommendation of the RBA Board
The RBA Board unanimously recommends that RBA shareholders vote “FOR” the RBA share issuance proposal and “FOR” the RBA adjournment proposal. For factors considered by the RBA board in reaching its decision to approve the merger agreement (as amended or modified) and the transactions contemplated by the merger agreement (as amended or modified), including the mergers and the RBA share issuance, see the section entitled “The Mergers—RBA's Reasons for the Mergers and Recommendation of the RBA Board.”
IAA’s Reasons for the Mergers and Recommendation of the IAA Board
The IAA board unanimously recommends that IAA stockholders vote “FOR” the IAA merger proposal, “FOR” the IAA compensation proposal and “FOR” the IAA adjournment proposal. For the factors considered by the IAA board in reaching its decision to approve the merger agreement (as amended or modified) and the transactions contemplated by the merger agreement (as amended or modified), including the mergers, see the section entitled “The Mergers—IAA’s Reasons for the Mergers and Recommendation of the IAA Board” for a more complete discussion of these factors.
Opinion of RBA’s Financial Advisor
Opinion of Goldman Sachs & Co. LLC
Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the RBA board that, as of January 22, 2023 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement was fair from a financial point of view to RBA.
The full text of the written opinion of Goldman Sachs, dated January 22, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D hereto. Goldman Sachs provided advisory services and its opinion for the information and assistance of the RBA board in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of RBA common shares should vote with respect to the RBA share issuance or any other matter.
This summary is qualified in its entirety by reference to the full text of such opinion. For additional information, see Annex D and the section entitled “The Mergers—Opinion of RBA’s Financial Advisor.”
Opinion of Guggenheim Securities, LLC
The RBA board retained Guggenheim Securities as its financial advisor in connection with the mergers. In connection with the mergers, Guggenheim Securities rendered an opinion to the RBA board to the effect that, as of January 22, 2023 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration was fair, from a financial point of view, to RBA. The full text of Guggenheim Securities’ written opinion, which is attached as Annex E to this joint proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.
Guggenheim Securities’ opinion was provided to the RBA board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger consideration to be paid by RBA pursuant to the merger agreement. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to the RBA board with respect to the mergers, nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this joint proxy statement/prospectus constitute advice or a recommendation to any holder of RBA common shares as to how to vote or act in connection with the mergers or otherwise. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be paid by RBA to the extent expressly specified in such opinion and does not address any other term, aspect or implication of the mergers (including, without limitation, the form or structure of the mergers, the merger agreement, or any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the mergers or any financing or other transactions related thereto).
This summary is qualified in its entirety by reference to the full text of such opinion. For additional information, see Annex E and the section entitled “The Mergers—Opinion of RBA’s Financial Advisor.”
Opinion of IAA’s Financial Advisor
At the meeting of the IAA board on January 22, 2023, J.P. Morgan rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated as of January 22, 2023, to the IAA board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the IAA stockholders in the mergers was fair, from a financial point of view, to such holders.
The full text of the written opinion of J.P. Morgan dated January 22, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex F hereto and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.
For additional information, see the section entitled “The Mergers—Opinion of IAA’s Financial Advisor” and the full text of the written opinion of J.P. Morgan attached to this joint proxy statement/prospectus as Annex F.
Overview of the Merger Agreement
The terms and conditions of the mergers are contained in the original merger agreement and the merger agreement amendment, copies of which are attached hereto as Annex A-1 and Annex A-2, respectively. RBA and IAA encourage you to read the merger agreement carefully and in its entirety.
The merger agreement provides for the acquisition of IAA by RBA through a merger of Merger Sub 1 with and into IAA, with IAA continuing as the surviving corporation and as an indirect wholly owned subsidiary of RBA, and immediately following the first merger, IAA will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving LLC. As a result of the mergers, the separate existence of IAA and Merger Sub 1 will cease and Merger Sub 2 will continue its existence under the DGCL as the surviving LLC and as an indirect wholly owned subsidiary of RBA. The surviving LLC will be named IAA Holdings, LLC.
If the mergers are completed, each issued and outstanding share of IAA common stock, other than excluded shares, will be converted into the right to receive the merger consideration.
Interests of RBA’s Directors and Executive Officers in the Mergers
Other than with respect to continued service for, employment by, and/or the right to continued indemnification by, RBA, as of the date of this joint proxy statement/prospectus, RBA’s existing directors and executive officers do not have interests in the mergers that are different from, or in addition to, the interests of other RBA shareholders generally. For more information, see the sections entitled “Interests of RBA Directors and Executive Officers in the Mergers”and “The Mergers—Combined Company’s Board of Directors and Executives Following the Mergers.”
Interests of IAA’s Directors and Executive Officers in the Mergers
In considering the recommendation of the IAA board, IAA stockholders should be aware that IAA directors and executive officers may have certain interests in the mergers that may be different from, or in addition to, the interests of IAA stockholders generally. The members of the IAA board were aware of and considered these interests in reaching the determination to approve the merger agreement and recommend to the IAA stockholders that they vote to approve the IAA merger proposal and the IAA compensation proposal to be voted on at the IAA special meeting. These interests include:

•
each IAA equity award held by an executive officer or director will receive the treatment, and is eligible for, the applicable vesting acceleration benefit, described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—Treatment of Equity and Equity Based Awards;”

•
each IAA executive officer is party to an employment agreement with IAA that provides for severance benefits upon a qualifying termination, including enhanced severance benefits if a qualifying termination of the executive officer occurs within two years following a “change in control” (which includes the closing of the mergers) as described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—Severance Entitlements;”

•
each IAA executive officer may become eligible to receive an annual cash incentive bonus for the fiscal year in which the closing of the mergers occurs as described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—2023 Annual Bonuses;”

•
the IAA compensation committee may, but is not obligated to, pay certain IAA executive officers (other than IAA’s Chief Executive Officer) a cash transaction bonus payable on the closing date as described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—Transaction Bonuses;”

•
the IAA compensation committee may, but is not obligated to, pay certain IAA executive officers (but will not make any such payment to IAA’s Chief Executive Officer) cash retention bonuses payable after the closing date as described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—Retention Bonuses;”

•
each IAA executive officer was eligible to receive acceleration of (i) the vesting and/or income inclusion of certain of his or her IAA equity awards and/or (ii) payment of his or her fiscal year 2022 incentive bonus into fiscal year 2022, subject to claw back, as described below in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—280G Mitigation Actions;”

•
each IAA executive is eligible to continue to receive certain compensation and benefits for one year following the closing of the mergers as described in the section entitled “The Merger Agreement—Employee Benefits Matters;”

•
IAA directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement as described in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers—Director and Officer Indemnification and Insurance;” and

•	RBA’s agreement to add three of IAA’s current directors to the RBA board (as designated by IAA and deemed acceptable by RBA) at the effective time.
For more information regarding these interests, see the section entitled “Interests of IAA Directors and Executive Officers in the Mergers.”
Combined Company’s Board of Directors and Executives Following the Mergers
At the effective time, in accordance with the merger agreement, the RBA board will consist of 12 directors, of which eight will be RBA designees and four will be designated by IAA, provided that the directors designated by IAA are reasonably acceptable to the nominating and corporate governance committee of the RBA board. The IAA designees are expected to consist of Timothy James O’Day and three of Brian Bales, William Breslin, John Kett and Michael Sieger, each of whom has been deemed acceptable by the nominating and corporate governance committee of the RBA board. IAA has not determined which of Brian Bales, William Breslin, John Kett and Michael Sieger will not be joining the combined company board, but will make and disclose such determination prior to the special meetings. The RBA designees are expected to consist of Erik Olsson, who will continue as Chair of the RBA board, Ann Fandozzi, who will continue as Chief Executive Officer of RBA, Adam DeWitt, Robert G. Elton, Lisa Hook, Sarah Raiss, Jeffrey C. Smith and Carol M. Stephenson. For more information, see the sections entitled “The Mergers—Combined Company’s Board of Directors and Executives Following the Mergers” and “Recent Developments.”

Treatment of Equity Awards
With respect to IAA’s equity awards, the merger agreement provides that, at the effective time:
•
each outstanding IAA option to purchase shares of IAA common stock granted under the IAA equity plan whether vested or unvested, will, automatically and without any action on the part of the parties to the merger agreement or any holder of an IAA option, be assumed by RBA and converted into an option to purchase the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA option immediately prior to the effective time by (ii) the equity award exchange ratio, at an exercise price per RBA common share equal to the quotient obtained by dividing (x) the per share exercise price of such IAA option immediately prior to the effective time by (y) the equity award exchange ratio (rounded down to the nearest whole share). The equity award exchange ratio is equal to the sum of (a) the quotient (rounded to six decimal places) obtained by dividing (i) the cash consideration by (ii) the volume weighted average price of the RBA common shares for the five consecutive trading days immediately prior to, but not including, the closing date of the mergers as reported by Bloomberg, L.P. (or, to the extent not reported therein, a comparable financial reporting service) and (b) the exchange ratio. Except as set forth above, each assumed IAA option will be subject to the same terms and conditions, including vesting, exercise, expiration and forfeiture provisions, applicable to the corresponding IAA option immediately prior to the effective time (including the terms of the IAA equity plan and the applicable stock option agreement);

•
each outstanding IAA RSU award granted pursuant to the IAA equity plan that was subject solely to time-based vesting immediately prior to the effective time, will automatically and without any action on the part of the parties to the merger agreement or any holder of an IAA RSU award, be assumed by RBA and converted into the right to receive, upon vesting, the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA RSU award immediately prior to the effective time by (ii) the equity award exchange ratio. Except as set forth above, each assumed IAA RSU award will be subject to the same terms and conditions, including vesting and forfeiture terms, applicable to the corresponding IAA RSU award as of immediately prior to the effective time (including the terms of the IAA equity plan and the applicable restricted stock unit agreement);

•
each outstanding IAA PRSU award granted pursuant to the IAA equity plan that was subject to performance-based vesting immediately prior to the effective time, will automatically and without any action on the part of the parties to the merger agreement or any holder of an IAA PRSU award, be assumed by RBA and converted into the right to receive, upon vesting, the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA PRSU award immediately prior to the effective time (determined based on the target number of shares subject to such IAA PRSU award) by (ii) the equity award exchange ratio. Except as set forth above, each assumed IAA PRSU award will be subject to the same terms and conditions, including time-based vesting and forfeiture provisions, but not performance-vesting provisions, as applied to the corresponding IAA PRSU award as of immediately prior to the effective time (including the terms of the IAA equity plan and the applicable restricted stock unit agreement);

•
each outstanding IAA restricted stock award granted to a non-employee director pursuant to the IAA equity plan will automatically vest in full and each share of IAA common stock underlying such IAA restricted stock award will be treated as an outstanding share of IAA common stock for all purposes of the mergers, including for purposes of receiving the merger consideration; and

•
each outstanding IAA phantom stock award granted to a non-employee director pursuant to the IAA equity plan will automatically vest in full and each share of IAA common stock underlying such IAA phantom stock award will be treated as an outstanding share of IAA common stock for all purposes of the mergers, including for purposes of receiving the merger consideration.

For more information, see the section entitled “The Merger Agreement—Treatment of Equity Awards”
Regulatory Approvals Required for the Mergers
The obligations of RBA and IAA to consummate the mergers are subject to, among other conditions, the expiration or termination of any waiting period (and any extension thereof) under the HSR Act, the Competition Act approval, and the consent, waiver, authorization or approval of certain specified non-U.S. regulatory authority, if applicable. RBA and IAA filed the notifications required under the HSR Act with the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice on November 17, 2022, and the waiting period under the HSR Act expired at 11:59 p.m. on December 19, 2022. RBA and IAA also filed a request for an advance ruling certificate on November 16, 2022 and notifications under Part IX of the Competition Act (Canada) with the Canadian Competition Bureau on November 18, 2022. On November 29, 2022, RBA and IAA received a letter from the Canadian Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act (Canada) in respect of the mergers, which terminated the applicable waiting period. As a result, the parties have received all necessary antitrust clearance required under the merger agreement.
Under the merger agreement, each of RBA and IAA has agreed to use its respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective the transactions, as promptly as practicable and in any event prior to August 7, 2023. For more information, see the section entitled “The Mergers—Regulatory Approvals Required for the Mergers.”
Closing of the Mergers
Unless the parties agree otherwise, the closing of the mergers will take place by electronic exchange of documents within four business days after the satisfaction or waiver (subject to applicable law) of the conditions to the closing of the mergers, pursuant to the merger agreement, have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the closing of the mergers) provided that, notwithstanding the satisfaction or waiver of the conditions to closing of the mergers, if the marketing period described in the merger agreement has not ended at the time of such satisfaction or waiver of such conditions (other than those conditions that by their terms are to be satisfied at the closing of the mergers), then the closing will instead occur on (a) the earlier of (i) a business day during the marketing period specified by RBA in writing on no fewer than two business days’ notice to IAA and (ii) the fourth business day immediately following the last day of the marketing period (subject in each case to the satisfaction or waiver of the conditions to closing of the mergers (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions at the closing)) or (b) such other date agreed to in writing by RBA and IAA. See the section entitled “The Mergers—Effective Time.” The mergers will be effective on the date shown on the certificates of merger filed with the Office of the Secretary of State of the State of Delaware, in accordance with the laws of the State of Delaware, but in any event, the second merger will be effective immediately following the effective time. RBA and IAA do not currently expect that the marketing period will extend the closing date.
Conditions to the Completion of the Mergers
The obligations of each of IAA and RBA to consummate the mergers are subject to the satisfaction, or waiver, of the following conditions:
•	the approval of the IAA merger proposal by the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon;
•	the approval of the RBA share issuance proposal by the affirmative vote of a majority of the votes cast by holders of outstanding RBA common shares entitled to vote thereon;
•	the expiration or termination of any waiting period under the HSR Act and the receipt of the Competition Act approval;
•	the absence of any order, injunction or regulation by a court or other governmental entity that prevents or materially impairs the consummation of the mergers;
•
the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and

•	the RBA common shares to be issued pursuant to the mergers having been approved for listing on the NYSE and the TSX.
In addition, each party’s obligation to complete the mergers is subject to, among other things, (1) the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the merger agreement (the “bring-down conditions”), and (2) the absence of the occurrence of any material adverse effect on the other party.
In addition, IAA’s obligation to consummate the mergers is subject to IAA’s receipt of a written opinion from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition pursuant to Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder).
Neither RBA nor IAA can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.
Description of Debt Financing
RBA’s obligation to complete the merger is not contingent on the receipt by RBA of any financing. RBA estimates that it will need approximately $3.1 billion in order to pay IAA stockholders the cash amounts due to them as merger consideration under the merger agreement, refinance certain existing IAA indebtedness and to pay related fees and transaction costs in connection with the mergers. RBA anticipates that the funds needed to pay the foregoing amount will be derived from (i) cash on hand, (ii) borrowings under the credit facilities described below, (iii) the proceeds from the sale of debt securities or (iv) any combination of the foregoing.
In connection with entry into the merger agreement, on November 7, 2022, RBA entered into the debt commitment letter, with the initial lenders, including GS Bank, BANA, BofA, Royal Bank and RBCCM, pursuant to which the initial lenders committed to provide (i) a backstop senior secured revolving credit facility in an aggregate principal amount of up to $750 million, which revolving commitments were subsequently terminated in connection with the sixth amendment to RBA’s existing credit agreement (as described below) and (ii) a senior secured 364-day bridge loan facility in an aggregate principal amount of up to $2.8 billion (the “bridge loan facility”), which commitments were subsequently reduced to $886.1 million in connection with the sixth amendment to RBA’s existing credit facility to finance up to $2.8 billion of the (i) cash consideration in connection with the mergers, (ii) repayment of certain existing indebtedness of IAA, and refinancing of the existing RBA term loan (which occurred in connection with the sixth amendment) and (iii) fees and expenses in connection with the foregoing. At the option of RBA, borrowings under the bridge loan facility will bear interest at a rate per annum equal to either adjusted term SOFR plus a margin of 3.00% or a base rate plus a margin of 2.00%. The bridge loan facility margin will increase by (I) an additional 0.50% on the date that is 90 days after the closing date, (II) an additional 0.50% on the date that is 180 days after the closing date and (III) an additional 0.50% on the date that is 270 days after the closing date. The initial lenders’ obligation to fund the bridge loan facility is subject to several limited conditions as set forth in the debt commitment letter, including, among others, completion of the mergers, the non-occurrence of a “company material adverse effect” (as defined in the debt commitment letter) on IAA, the accuracy in all material respects of certain representations and warranties related to RBA and IAA, the delivery of certain financial statements of RBA and IAA and other customary limited conditions to completion. Any loans under the bridge loan facility will mature on the date that is 364 days after the closing date. The commitments to provide the financing under the bridge loan facility will terminate on the earliest to occur of (1) 11:59 p.m. on the date that is five business days after the “outside date” (as defined in the merger agreement in effect on November 7, 2022 (giving effect to, if applicable, the extension pursuant to clause (A) of the proviso in Section 8.1(b)(ii) of the merger agreement as in effect on November 7, 2022)), (2) the consummation of the merger without any use of the bridge loan facility and (3) the termination of the merger agreement in accordance with its terms in the event the mergers are not consummated.
On December 9, 2022, RBA entered into a sixth amendment to its existing credit agreement with BANA (the “sixth amendment”), as the administrative agent, the existing lenders and the new term loan A lenders (the “TLA lenders”) pursuant to which, among other things, RBA obtained (i) the consents from the existing lenders required to consummate the merger, (ii) commitments for a term loan A facility in an aggregate principal amount of $1.825 billion (the “term loan A facility”) to be used to finance the merger, (iii) the ability to borrow up to $200 million of the revolving facility on a limited conditionality basis to finance the merger and (iv) the ability to add (but not commitments for) a term loan B facility in a future incremental amendment, the proceeds of which would be used to finance the mergers (collectively with the bridge loan facility, the “debt financing”). The procurement of the consents and the term loan A facility under the sixth amendment allowed RBA to (i) terminate the commitments for the backstop revolving facility; and (ii) reduce the commitments under the bridge loan facility in an amount equal to the amount of the term loan A facility and the amount of existing term loans under its existing credit agreement. At the option of RBA, borrowings under the revolving facility and the term loan A facility will, commencing on the date of the closing of the mergers and the borrowing of the loans under the term loan A facility, bear interest at a rate per annum equal to, (A) for U.S. dollar borrowings, either a base rate, a daily fluctuating rate based on term SOFR, or an adjusted term SOFR rate, plus, in each case, an applicable margin, (B) for Canadian dollar borrowings, a Canadian prime rate or an adjusted CDOR rate, in each case plus an applicable margin and (C) for borrowings in alternative currencies, based on benchmark rates, plus an applicable margin, in each case substantially consistent with RBA’s existing credit agreement. The applicable margin for loans under the revolving facility and term loan A facility will range from (x) 1.75-3.00% for alternative currency borrowings and for U.S. dollar borrowings with an adjusted term SOFR rate and (y) 0.75-2.00% for borrowings in Canadian dollars with a prime rate and for U.S. dollar borrowings with a base rate. Upon consummation of the merger, the applicable margin for the revolving and term loan A facilities will increase by 0.25% if RBA does not receive at least $800 million of net cash proceeds from an issuance of senior unsecured notes. The new TLA lenders’ obligation to fund the term loan A facility (and RBA’s ability to draw up to $200 million on the revolver) on the closing date is subject to limited conditions as set forth in the sixth amendment and consistent with those in the debt commitment letter, as applicable, including, among others, completion of the mergers, the non-occurrence of a company material adverse effect (as defined in the sixth amendment) on IAA, the accuracy in all material respects of certain representations and warranties related to RBA and IAA, the delivery of certain financial statements of RBA and IAA and other customary limited conditions to completion. The commitments of the new TLA lenders will terminate on the commitment termination date.
The merger agreement provides that RBA is obligated to use its reasonable best efforts to obtain the debt financing on the terms and conditions contemplated by the debt commitment letter and the fee letter executed in connection therewith.
Additionally, RBA will not, without the prior written consent of IAA (which consent will not be unreasonably withheld, delayed or conditioned), take any action or enter into any transaction that would or would be reasonably expected to materially delay or prevent consummation of the transactions contemplated by the debt commitment letter or the funding of all or any portion of the cash amount of the debt financing necessary to fund all cash amounts required to be paid by RBA on the closing date, including, the merger consideration, any cash fees under the debt commitment letter and all related expenses owed, each due and payable at closing, and upon reasonable written request of IAA, RBA will keep IAA informed, in all reasonable detail on a reasonably prompt basis, of the status of its efforts to arrange and consummate the debt financing.
RBA is obligated to reimburse IAA for certain reasonable out-of-pocket fees, and indemnify IAA for all losses it incurs in connection with its cooperation in arranging the debt financing, whether or not the transactions are consummated or the merger agreement is terminated in accordance with the terms therein. IAA is obligated to use its reasonable best efforts to provide and to cause its subsidiaries and representatives to provide, all cooperation reasonably requested by RBA in connection with the financing, subject to certain limitations.
No-Shop Period; Restrictions on Solicitations of Other Offers
As more fully described in the section entitled “The Merger—No-Shop Period; Restrictions on Solicitations of Other Offers,” the merger agreement contains “no-shop” provisions that restrict the ability of each of RBA and IAA to, among other things, solicit competing acquisition proposals from third parties, provide information to third parties, enter into or continue discussions with third parties regarding competing acquisition proposals, enter into any commitment with respect to any competing acquisition proposal, to recommend or approve any competing acquisition proposal or to change the recommendation of its board of directors in favor of the mergers, subject to customary exceptions.

Termination; Termination Amounts and Expenses; Liability for Breach
Except as otherwise provided in the merger agreement, each party will pay its own expenses incident to preparing for, entering into and carrying out the merger agreement and the consummation of the transactions contemplated thereby, whether or not the mergers are consummated. If the merger agreement is terminated due to the following reasons, then the applicable party will pay to the other party the following amounts:
•	If RBA terminates the merger agreement:
○
due to an IAA change of recommendation, then IAA must pay the termination amount of $189 million in cash by wire transfer of immediately available funds to an account designated by RBA no later than three business days after such termination of the merger agreement; or

○
to accept an RBA superior proposal, then RBA must pay the termination amount of $189 million in cash by wire transfer of immediately available funds to an account designated by IAA concurrently with such termination of the merger agreement;

•	If IAA terminates the merger agreement:
○
due to an RBA change of recommendation, then RBA must pay the termination amount of $189 million in cash by wire transfer of immediately available funds to an account designated by IAA no later than three business days after such termination of the merger agreement; or

○
to accept an IAA superior proposal (as outlined above), then IAA must pay the termination amount of $189 million in cash by wire transfer of immediately available funds to an account designated by RBA concurrently with such termination of the merger agreement.

In addition, in certain circumstances following the termination of the merger agreement, each party may be required to pay the other party the termination amount of $189 million if the conditions to the “fee tail” are satisfied. Also, in the event that either RBA or IAA elects to terminate the merger agreement as a result of RBA’s failure to obtain approval by its shareholders of the RBA share issuance proposal, RBA would be required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the merger agreement and the transactions contemplated thereby up to a maximum amount of $5 million.
Following the valid termination of the merger agreement, subject to limited exceptions, including in connection with the payment of the termination amount, no party will have any further liability to the other party under the merger agreement except that each party will have the right to pursue damages and other relief for the other party’s intentional common law fraud, with respect to the representations and warranties in the merger agreement, or willful and material breach of any covenant or agreement in the merger agreement. See the section entitled “The Merger Agreement—Termination; Termination Amounts and Expenses; Liability for Breach.”
Rights of Appraisal for IAA Stockholders
Pursuant to Section 262 of the DGCL, IAA stockholders and beneficial owners of shares of IAA common stock who hold their shares through the effective time, do not vote their shares in favor of adoption of the merger agreement and who comply fully with and properly demand appraisal for their shares under the applicable statutory requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under DGCL, have the right to seek appraisal of the fair value of their shares of IAA common stock, as determined by the Delaware Court of Chancery, if the mergers are completed. The “fair value” of shares of IAA common stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the value of the merger consideration that IAA stockholders would otherwise be entitled to receive under the terms of the merger agreement. IAA stockholders and beneficial owners of shares of IAA common stock should also be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the mergers, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Any holder of IAA common stock and beneficial owners of shares of IAA common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to IAA prior to the vote on the IAA merger proposal, not vote or otherwise submit a proxy in favor of the IAA merger proposal and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See the section entitled “The Mergers—Appraisal Rights” which is qualified by reference to the full text of Section 262 of the DGCL as attached as Annex C to this joint proxy statement/prospectus. If an IAA stockholder holds shares of IAA common stock through a bank, broker or other nominee and the IAA stockholder wishes to exercise appraisal rights, they should consult with their bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal on their behalf by their bank, broker or other nominee. Information about how IAA stockholders and beneficial owners of shares of IAA common stock may vote on the proposals being considered in connection with the mergers can be found in the section entitled “The IAA Special Meeting.”
The RBA shareholders are not entitled to dissent or appraisal rights under Canadian law in connection with the RBA share issuance.
Listing of RBA’s Common Shares
It is a condition to the mergers that the RBA common shares to be issued to IAA stockholders in the mergers be approved for listing on the NYSE and the TSX. If the mergers are completed, IAA common stock will be delisted from the NYSE and deregistered under the Exchange Act, following which IAA will no longer be required to file periodic reports with the SEC with respect to IAA common stock.
Required RBA Shareholder Approval for the Mergers
The affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting is required to approve the RBA share issuance proposal. The approval of RBA shareholders of the RBA share issuance proposal is required for the mergers.
RBA Special Meeting
Date, Time and Place. The RBA special meeting will be held virtually via a live, audio-only webcast on March 14, 2023, beginning at 8:30 a.m., Pacific Time, at www.virtualshareholdermeeting.com/RBA2023SM.
Purpose. The RBA special meeting is being held to consider and vote on the following proposals:
•	RBA Proposal 1—RBA Share Issuance Proposal. To approve the issuance of RBA common shares to IAA securityholders in connection with the mergers; and
•
RBA Proposal 2—RBA Adjournment Proposal. To approve the adjournment of the RBA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal.

Record Date; Voting Rights. The record date for the determination of RBA shareholders entitled to notice of and to vote at the RBA special meeting is January 25, 2023. Only RBA shareholders who held RBA common shares of record at the close of business on January 25, 2023 are entitled to vote at the RBA special meeting and any adjournment or postponement of the RBA special meeting. Each issued and outstanding RBA common share entitles its holder of record to one vote on each matter to be considered at the RBA special meeting.
Quorum. In order for business to be conducted at the RBA special meeting, a quorum must be present. A quorum at the RBA special meeting requires the presence of at least two persons present in person, each being an RBA shareholder or duly appointed proxyholder of an RBA shareholder, together holding at least 33% of the total issued and outstanding RBA common shares entitled to vote at the RBA special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions, will count towards the quorum.
Vote Required. The affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting is required to approve each of the RBA share issuance proposal and the RBA adjournment proposal.
As of the record date, there were 110,887,811 RBA common shares outstanding. As of the record date, RBA directors and executive officers, as a group, beneficially owned and were entitled to vote less than 1% of the outstanding RBA common shares. As of the record date, RBA’s directors and executive officers did not own any shares of IAA common stock.
Voting by Directors and Executive Officers. The RBA directors and executive officers who are RBA shareholders have advised RBA that they will vote “FOR” the RBA share issuance proposal and RBA adjournment proposal.
The mergers cannot close without RBA shareholders approving the RBA share issuance proposal.

IAA Special Meeting
The IAA special meeting is scheduled to be held virtually via live webcast on March 14, 2023 beginning at 11:30 a.m., Eastern Time. IAA stockholders will be able to virtually attend and vote at the IAA special meeting by visiting the IAA special meeting website at www.cesonlineservices.com/iaa23_vm and registering by March 13, 2023 at 11:30 a.m., Eastern Time.
The purpose of the IAA special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:
•	IAA Proposal 1—Adoption of the Merger Agreement: To adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the mergers;
•
IAA Proposal 2—Advisory Non-Binding Vote on Merger-Related Compensation for Named Executive Officers: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to named executive officers of IAA that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement; and

•
IAA Proposal 3—Adjournment of the IAA Special Meeting: To approve the adjournment of the IAA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IAA special meeting to approve the IAA merger proposal.

Approval of the IAA merger proposal by IAA stockholders is a condition to the mergers. If the IAA stockholders fail to approve the IAA merger proposal, the mergers will not occur. A copy of the original merger agreement and the merger agreement amendment are attached as Annex A-1 and Annex A-2, respectively, to this joint proxy statement/prospectus, and IAA stockholders are encouraged to read the merger agreement carefully and in its entirety.
Only holders of record of IAA common stock at the close of business on January 25, 2023, the record date for the IAA special meeting, are entitled to notice of, and to vote on, all proposals at the IAA special meeting and any adjournments or postponements of the IAA special meeting.
Required IAA Stockholder Approval for the Mergers
A quorum of IAA stockholders is necessary to conduct business at the IAA special meeting. The presence, in person (including virtually) or represented by proxy of the holders of a majority of shares of IAA common stock issued and outstanding and entitled to vote at the IAA special meeting will constitute a quorum for the purposes of the IAA special meeting. If a quorum is not present, then, subject to the terms and conditions set forth in the merger agreement, the IAA special meeting may be adjourned or postponed until the holders of the number of shares of IAA common stock required to constitute a quorum attend.
IAA Proposal 1: the IAA merger proposal
Assuming a quorum is present at the IAA special meeting, approval of the IAA merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon as of the close of business on the IAA record date. The failure to vote, the failure to instruct your brokerage firm, bank, dealer or other similar organization, trustee, or nominee to vote shares held in “street name” on the IAA merger proposal or an abstention from voting will have the same effect as a vote “AGAINST” the IAA merger proposal.
IAA Proposal 2: the IAA compensation proposal
Assuming a quorum is present at the IAA special meeting, approval of the IAA compensation proposal requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the IAA special meeting in person (including virtually) or represented by proxy and entitled to vote thereon as of the close of business on the IAA record date. An abstention on the IAA compensation proposal will have the same effect as a vote “AGAINST” the IAA compensation proposal.
IAA Proposal 3: the IAA adjournment proposal
Assuming a quorum is present at the IAA special meeting, approval of the IAA adjournment proposal requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the IAA special meeting in person (including virtually) or represented by proxy and entitled to vote thereon as of the close of business on the IAA record date. An abstention on the IAA adjournment proposal will have the same effect as a vote “AGAINST” the IAA adjournment proposal.

Expected Accounting Treatment of the Mergers
The mergers will be accounted for as a business combination in accordance with the acquisition method of accounting under U.S. GAAP. RBA is determined to be the accounting acquirer and IAA is determined to be the accounting acquiree. Under this method of accounting, the purchase price of the mergers will be allocated to the assets acquired and liabilities assumed based on their preliminary fair values at the closing date. For more information, see the section entitled “The Mergers—Expected Accounting Treatment of the Mergers.”
Certain U.S. Federal Income Tax Consequences of the Mergers
RBA and IAA intend that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the mergers to result in gain recognition by holders of IAA common stock that exchange their shares of IAA common stock for the merger consideration (other than any excepted shareholder). The obligation of IAA to complete the mergers is conditioned upon the receipt of an opinion from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition under Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder).
Accordingly, on the basis of such opinion that the mergers will qualify as a reorganization and that Section 367(a) does not apply to require gain recognition, a U.S. holder (other than an excepted shareholder) that exchanges shares of IAA common stock for the merger consideration in the mergers will generally recognize gain (but would not be permitted to recognize loss) in an amount equal to the lesser of: (i) the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) received by such U.S. holder in the mergers; and (ii) the excess, if any, of (a) the sum of the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) plus the fair market value of the RBA common shares (including any fractional RBA common share deemed received) received by such U.S. holder in exchange for its shares of IAA common stock in the mergers, over (b) such U.S. holder’s tax basis in its shares of IAA common stock exchanged. In addition, a U.S. holder of IAA common stock generally will recognize gain or loss with respect to any cash received in lieu of fractional RBA common shares.
For the definition of “U.S. holder” and “excepted shareholder” and a more detailed discussion of the U.S. federal income tax consequences of the mergers to U.S. holders, see the section entitled “Certain U.S. Federal Income Tax Consequences.”
The U.S. federal income tax consequences described above may not apply to all IAA stockholders. The tax consequences to IAA stockholders will depend on their individual situations. Accordingly, all IAA stockholders are urged to consult their own tax advisors for a full understanding of the particular tax consequences of the mergers.
Certain Canadian Federal Income Tax Considerations
A summary of the certain federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”) of the first merger to a beneficial owner of IAA common stock who disposes, or is deemed to have disposed, of IAA common stock pursuant to the first merger can be found in the section entitled “Certain Canadian Federal Income Tax Considerations.”
Recent Developments
Special Dividend
On January 23, 2023, RBA announced that the RBA board expects to approve the payment of a one-time special dividend to RBA shareholders in the amount of $1.08 per share, contingent upon the closing of the first merger. The special dividend will be payable to holders of record of RBA common shares as of a record date prior to the effective time to be determined with the consent of the TSX and only if the first merger is completed. RBA shareholders will only be eligible to receive the special dividend if they own their RBA common shares through the record date determined for the special dividend, which will be publicly announced by RBA following determination. IAA stockholders will not be entitled to receive the special dividend with respect to any RBA common shares received as consideration in the first merger. RBA will not pay the special dividend if the merger agreement is terminated or the first merger is otherwise not completed for any reason.

Starboard Investment
On January 22, 2023, RBA entered into a securities purchase agreement with certain affiliated funds of Starboard Value LP (the “Starboard purchasers”) and, for certain purposes, Starboard Value LP and Jeffrey C. Smith, pursuant to which RBA agreed to issue and sell to the Starboard purchasers in a private placement (i) an aggregate of 485,000,000 RBA senior preferred shares designated as Series A senior preferred shares (“RBA preferred shares”), which RBA preferred shares are convertible into RBA common shares, for an aggregate purchase price of $485 million or $1.00 per RBA preferred share, and (ii) an aggregate of 251,163 RBA common shares for an aggregate purchase price of approximately $15 million, or $59.722 per RBA common share. The closing of the purchase and sale of such RBA preferred shares and RBA common shares occurred on February 1, 2023. The shares underlying Starboard’s investment will not be voted at the RBA special meeting or any adjournment thereof. Pursuant to the terms of the securities purchase agreement, upon the approval by RBA shareholders of the RBA share issuance proposal and IAA stockholders of the IAA merger proposal, RBA will increase the size of the RBA board and appoint Jeffrey C. Smith who serves as Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, as a member of the RBA board. IAA consented to the entry into the securities purchase agreement by RBA and the consummation of the transactions contemplated thereby. For a more detailed discussion of the Starboard investment, see the section entitled “Recent Developments.”
Cooperation Agreement
On January 22, 2023, IAA and Ancora entered into a cooperation agreement regarding the transaction, the membership and composition of the IAA board in certain circumstances and related matters.
Pursuant to the cooperation agreement, IAA has agreed to take all actions necessary pursuant to the merger agreement to designate Timothy James O’Day as an IAA designee for appointment to the combined company board immediately following the effective time pursuant to the terms of the merger agreement, subject to the completion of customary vetting and onboarding matters.
Ancora irrevocably committed to appear at the IAA special meeting to consider the transaction and to vote its shares, representing approximately 4% of IAA’s voting power as of the date of the cooperation agreement, in favor of the transaction, including in favor of the IAA merger proposal, the IAA compensation proposal (subject to a limited exception), and the IAA adjournment proposal. For a more detailed discussion of the cooperation agreement, see the section entitled “Recent Developments.”

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Market Prices
RBA common shares are listed on the NYSE and the TSX under the symbol “RBA” and IAA common stock is listed on the NYSE under the symbol “IAA.”
The following table sets forth the closing sale price of RBA common shares and IAA common stock reported on the NYSE, respectively, as of (1) November 4, 2022, the last trading day before the public announcement of the execution of the merger agreement and (2) January 25, 2023, the latest practicable trading date before the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration, for each share of IAA common stock as of the same two days. This implied per share value was calculated by adding (1) $12.80 to the product obtained by (2) multiplying the closing prices per share of RBA common shares on those dates by an exchange ratio of 0.5252 in the case of the implied per share value of the merger consideration as of November 4, 2022, calculated based on the RBA common share closing price of $62.32 as of such date, and an exchange ratio of 0.5252 in the case of the implied per share value of the merger consideration as of January 25, 2023, calculated based on the RBA common share closing price of $58.23 as of such date.
	RBA Common Shares	IAA Common Stock	Implied Per Share Value of Merger Consideration
November 4, 2022	$62.32	$39.25	$45.53(1)
January 25, 2023	$58.23	$40.88	$43.38
(1)
Pursuant to the merger agreement amendment, this implied per share value was calculated by adding (1) $12.80 to the product obtained by (2) multiplying the RBA common share closing price of $62.32 as of November 4, 2022 by an exchange ratio of 0.5252.

The market prices of RBA common shares and IAA common stock have fluctuated since the date of the announcement of the mergers and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the IAA special meeting, the date the mergers are completed and thereafter (in the case of RBA common shares). No assurance can be given concerning the market prices of RBA common shares or shares of IAA common stock before completion of the mergers or RBA common shares after completion of the mergers.
The exchange ratio is fixed in the merger agreement, but the market price of RBA common shares and therefore the value of the merger consideration to be received in exchange for each share of IAA common stock when received by IAA stockholders after the mergers are completed could be greater than, less than or the same as shown in the table above. Accordingly, the RBA shareholders and IAA stockholders are urged to obtain current market information for RBA common shares and IAA common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated herein by reference in making any decisions with respect to the mergers. See the section entitled “Where You Can Find More Information” for instructions on how to obtain the information that has been incorporated by reference. Historical performance is not necessarily indicative of any performance to be expected in the future. See also the section entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Dividends
RBA currently pays a regular quarterly dividend of $0.27 per common share. RBA anticipates continuing to declare and pay a regular quarterly cash dividend on RBA’s common shares; however, any decision to declare and pay dividends in the future will be made at the discretion of the RBA board, after considering RBA’s operating results, financial condition, cash requirements, financing agreement restrictions and any other factors the RBA board may deem relevant.
Pursuant to the merger agreement amendment, RBA may pay a one-time, special cash dividend to RBA shareholders not to exceed $1.08 per share, with a record date prior to the effective time to be determined by the RBA board with the consent of the TSX and payment conditioned upon the closing of the first merger. See the section entitled “Recent Developments” for further information.
IAA has not paid cash dividends since it became a public company and IAA has no plan to declare or pay cash dividends in the foreseeable future. Under the terms of the merger agreement, IAA is not permitted to declare, set aside or pay any dividends or make other distributions in respect of any outstanding capital stock or other equity interests prior to the effective time without the prior written consent of RBA.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and the documents that RBA or IAA refer you to in the registration statement include certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition to the items listed below, forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the mergers and the transactions contemplated by the merger agreement, the anticipated impact of the mergers on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the mergers, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the mergers, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results, and other statements that are not historical facts. There can be no assurance that the mergers will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of RBA common shares or shares of IAA common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements include, but are not limited to, statements about:
•	the mergers being consummated as anticipated, at a certain time or at all;
•	the benefits or opportunities the mergers will provide to RBA, IAA, RBA shareholders and IAA stockholders and the significance of such benefits and opportunities;
•	the financial impact of the mergers on RBA’s financial position and results of operations;
•	events that will take place or conditions that will exist if the mergers are not consummated;
•	future announcements and filings;
•	the special meetings, when the special meetings will be held and the format of such special meetings;
•	the composition of the RBA board and management team following the consummation of the mergers;
•	the tax consequences of the first or second merger or any other transaction contemplated by the merger agreement;
•	the accounting treatment of the mergers, any transaction contemplated by the merger agreement or any assets of or any actions taken or not taken by RBA or IAA or any of their subsidiaries;
•	the ability of the parties to obtain regulatory approvals for the mergers and the actions required to obtain such approvals;
•	the amount of cash required to pay the merger consideration, related fees and transaction costs and the source of such funds;
•	replacement of the RBA bridge loan with permanent financing;
•	potential future dividend payments, including the special dividend to be paid to RBA shareholders in connection with the mergers;
•	the number of RBA common shares to be issued in connection with the mergers and the relative ownership of RBA and IAA stockholders following the mergers; and
•
the expectations of RBA and IAA with respect to the mergers as described in the sections entitled “The Mergers — RBA's Reasons for the Mergers and Recommendation of the RBA Board” and “The Mergers — IAA's Reasons for the Mergers and Recommendation of the IAA Board.”

These forward-looking statements involve certain risks and uncertainties, many of which are beyond RBA’s and IAA’s control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to:
•
the possibility that RBA shareholders may not approve the issuance of new RBA common shares in connection with the mergers or that IAA stockholders may not approve the adoption of the merger agreement;

•
the risk that a condition to closing of the mergers may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the mergers might be delayed or not occur at all;

•
risks relating to fluctuations of the market value of RBA’s and IAA’s common stock before the completion of the mergers, including as a result of uncertainty as to the long term value of the common stock of the combined company or as a result of general economic and market development conditions;

•	the anticipated tax treatment of the mergers;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers;
•	the diversion of management time on transaction-related issues;
•	the response of competitors to the mergers;
•	the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA;
•	the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans;
•	the effects of public comments on the transactions on market perceptions of the combined company’s future financial condition, results of operations, strategy and plans;
•	the failure (or delay) to receive the required regulatory approvals of the mergers;
•	the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the mergers;
•	the effect of the announcement, pendency or consummation of the mergers on the trading price of RBA common shares or IAA common stock;
•	the ability of RBA and/or IAA to retain and hire key personnel and employees;
•	the significant costs associated with the mergers;
•	the outcome of any legal proceedings instituted against RBA, IAA and/or others relating to the mergers;
•
restrictions during the pendency of the mergers that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions;

•	the ability of the combined company to realize anticipated synergies in the amount, manner or time frame expected or at all;
•
the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or time frame expected or at all;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the time frame expected;
•	the failure of RBA or the combined company to meet financial and/or key performance indicator targets or goals;
•	any legal impediment to the payment of the special dividend to be paid to RBA shareholders in connection with the mergers, including TSX consent to the dividend record date;
•	legislative, regulatory and economic developments affecting the business of RBA and IAA;

•	general economic and market developments and conditions, including, without limitation, fluctuations in the trading prices or trading multiples of RBA, IAA or the combined company;
•	the evolving legal, regulatory and tax regimes under which RBA and IAA operate; and
•
unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.
For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the section entitled “Risk Factors” and RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. See the section entitled “Where You Can Find More Information.”
The forward-looking statements included in this joint proxy statement/prospectus are made only as of the date hereof. RBA and IAA undertake no obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

RISK FACTORS
In considering how to vote on the proposals to be considered and voted on at the RBA special meeting or the IAA special meeting, you are urged to carefully consider all of the information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.” You should also read and consider the risks associated with each of the businesses of RBA and IAA because those risks will affect the combined company. The risks associated with the business of RBA can be found in RBA’s Exchange Act reports, including RBA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and RBA’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022 which are incorporated by reference into this joint proxy statement/prospectus. The risks associated with the business of IAA can be found in IAA’s Exchange Act reports, including IAA’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 and IAA’s Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 2022, July 3, 2022 and October 2, 2022 which are incorporated by reference into this joint proxy statement/prospectus. In addition, you are urged to carefully consider the following material risks relating to the mergers and the businesses of RBA, IAA and the combined company.
Risks Relating to the Mergers
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the mergers.
The mergers are subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, the adoption of the merger agreement by the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon; the approval of the RBA share issuance by the affirmative vote of a majority of the votes cast by holders of outstanding RBA common shares entitled to vote thereon; the expiration or termination of any waiting period (and any extension thereof) under the HSR Act, the Competition Act approval having been obtained; the absence of any order, injunction or regulation by a court or other governmental entity that prevents or materially impairs the consummation of the mergers; the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and the RBA common shares to be issued pursuant to the mergers having been approved for listing on the NYSE and the TSX. The obligation of each of RBA and IAA to complete the mergers is also conditioned on, among other things, the accuracy of the representations and warranties made by the other party on the date of the original merger agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), the performance by the other party in all material respects of its obligations under the merger agreement, no material adverse effect on the other party having occurred after the date of the original merger agreement that is continuing and each party’s receipt of a certificate executed by an executive officer of the other party certifying as to the satisfaction of the conditions described in this sentence. The obligation of IAA to complete the mergers is additionally conditioned upon IAA’s receipt of a written opinion from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition under Section 367(a)(1) of the Code by IAA stockholders (other than any excepted shareholder).
No assurance can be given that the required stockholder and shareholder approvals, as applicable, and governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Furthermore, the governmental authorities from which authorizations are required have broad discretion in administering the applicable laws and regulations and may take into account various facts and circumstances in their consideration of the mergers or the other transactions contemplated by the merger agreement. Although IAA and RBA have agreed, subject to certain exceptions, to use efforts and accept certain remedies to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained, and the governmental entities from which these approvals are required may impose conditions on the completion of the mergers or require changes to the terms of the mergers. Any such conditions or changes could have the effect of jeopardizing or delaying completion of the mergers. In addition, other factors, such as RBA’s ability to obtain the debt financing it needs to complete the mergers on acceptable terms and other sources of cash to consummate the mergers, and any litigation challenging the mergers, may affect when and whether the mergers will occur.
Any delay in completing the mergers could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that RBA and IAA expect to achieve if the mergers are successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers.”

The mergers may not be completed and the merger agreement may be terminated in accordance with its terms.
The mergers are subject to a number of conditions that must be satisfied, including the receipt of certain regulatory approvals and the approval by RBA shareholders of the RBA share issuance proposal, and approval by IAA stockholders of the IAA merger proposal, or waived (to the extent permitted), in each case prior to the completion of the mergers. These conditions are described in the section entitled “The Merger Agreement—Conditions to Completion of the Mergers.” These conditions to the completion of the mergers, some of which are beyond the control of RBA and IAA, may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may be delayed or not completed.
If the mergers are not completed on or before 5:00 p.m. New York City time on August 7, 2023 (subject to extension as provided in the merger agreement), either RBA or IAA may terminate the merger agreement unless the party’s breach was the primary cause of or resulted in the failure of the mergers to occur on or before such date.
Additionally, either RBA or IAA may terminate the merger agreement under certain other circumstances, subject to the payment of a “termination amount” in certain cases, including if the merger agreement is terminated by either RBA or IAA as a result of an adverse change in the recommendation of the other party’s board of directors. If a party terminates the merger agreement to enter into a definitive agreement providing for an alternative business combination transaction that constitutes a “superior proposal,” the terminating party will be required to pay the other party a termination amount of $189 million. In addition, each party may be required to pay a termination amount of $189 million to the other party in certain circumstances under the “fee tail” provision if certain competing acquisition proposals are made to such party by a third party prior to the termination of the merger agreement and a definitive agreement in respect of a competing acquisition proposal with such third party is entered into, or a business combination transaction is consummated with such third party, within 12 months of the termination. Further, if the merger agreement is terminated by either party for failure of the RBA shareholders to approve the RBA share issuance proposal, RBA may be required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the merger agreement and the transactions contemplated thereby, up to a maximum aggregate amount of $5 million. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Amount and Expenses; Liability for Breach” for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination amount may be payable by RBA or IAA.
In the event that the mergers are not completed for any reason, IAA stockholders will not receive any payment for their IAA common stock in connection with the mergers. Instead, IAA will remain an independent public company and IAA stockholders will continue to own their IAA common stock.
Because the exchange ratio is fixed and the market prices of RBA common shares and IAA common stock may fluctuate, IAA stockholders cannot be sure of the value of the RBA common shares they will receive on the closing date.
At the effective time, each share of IAA common stock (other than excluded shares) will be cancelled and converted into the right to receive (A) 0.5252 of an RBA common share with a cash payment in lieu of fractional shares of RBA common shares and (B) $12.80 in cash, without interest and less any applicable withholding taxes. IAA stockholders will receive cash in lieu of any fractional RBA common shares to which they would otherwise be entitled. If applicable, the exchange ratio will be adjusted appropriately to fully reflect the effect of any stock dividend, subdivision, stock split, reverse stock split, recapitalization, combination, exchange of shares, reclassification, or other similar change with respect to either RBA common shares or shares of IAA common stock prior to the completion of the first merger. The exchange ratio will not, however, be adjusted for changes in the market price of either RBA common shares or IAA common stock between the date of signing the merger agreement and the effective time. Accordingly, at the time of the RBA special meeting and at the time of the IAA special meeting, neither RBA shareholders nor IAA stockholders will know, or be able to determine, the value of RBA common shares to be issued in connection with the mergers. For that reason, the market price of RBA common shares on the date of the RBA special meeting and the IAA special meeting may not be indicative of the value of RBA common shares that IAA stockholders will receive upon completion of the mergers.
The market prices of RBA common shares and IAA common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Neither RBA nor IAA is permitted to terminate the merger agreement or re-solicit the vote of RBA shareholders or IAA stockholders, as applicable, solely because of changes in the market prices of either IAA’s common stock or RBA’s common shares. Share price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in the respective businesses, operations and prospects of RBA and IAA, and regulatory considerations of RBA and IAA. Market assessments of the benefits of the transactions and the likelihood that the transactions will be completed, in a timely manner or at all, as well as general and industry-specific market and economic conditions, may also affect market prices of RBA common shares and IAA common stock. In addition, the use of cash and incurrence of substantial indebtedness in connection with the financing of the mergers may have an adverse impact on RBA’s liquidity, limit RBA’s flexibility in responding to other business opportunities and increase RBA’s vulnerability to adverse economic and industry conditions, each of which could adversely affect RBA’s share price prior to closing and that of the combined company following closing. Further, public advocacy by stockholders or other market participants against the transactions and the terms or strategic rationale therefor could adversely affect the parties’ share prices prior to closing and that of the combined company following closing. Many of these factors are beyond RBA’s and IAA’s control. IAA stockholders should obtain current market quotations for RBA common shares and for shares of IAA common stock in determining whether to vote in favor of the RBA share issuance proposal, in the case of RBA shareholders, or the IAA merger proposal.
The market price of RBA common shares will continue to fluctuate after the mergers.
Upon completion of the mergers, IAA stockholders will become holders of RBA common shares. The market price of the RBA common shares will continue to fluctuate, potentially significantly, following completion of the mergers, including for the reasons described above. As a result, former IAA stockholders could lose some or all of the value of their investment in RBA common shares. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the RBA common shares received in the mergers, regardless of the combined company’s actual operating performance.
Failure to complete the mergers could negatively impact the future business and financial results of RBA and IAA and the trading prices of the RBA common shares or shares of IAA common stock.
If the mergers are not completed for any reason, including because RBA shareholders fail to approve the RBA share issuance proposal, or because IAA stockholders fail to approve the IAA merger proposal, the ongoing businesses of RBA and IAA may be adversely affected and, without realizing any of the expected benefits of having completed the mergers, RBA and IAA would be subject to a number of risks, including the following:
•
each company may experience negative reactions from the financial markets, including negative impacts on its stock price or investor perceptions of each company’s board of directors, management and standalone prospects;

•	each company may experience negative reactions from its customers, partners, suppliers and employees and other key business relations;
•
each company will be required to pay its respective costs relating to the mergers, such as certain financial advisory, legal, accounting costs and associated fees and expenses, whether or not the mergers are completed;

•
there may be disruptions to each company’s respective business resulting from the announcement and pendency of the mergers, and any adverse changes in their relationships with their respective customers (including insurance companies), partners, suppliers, vendors (including subhaulers), other business partners and employees may continue or intensify;

•	each company may be subject to legal proceedings related to the failure to consummate the mergers; and
•
each company will have committed substantial time and resources to matters relating to the mergers (including integration planning) which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either company as an independent company.

Further, on January 18, 2023, Luxor filed a preliminary proxy statement with the SEC opposing the mergers and soliciting votes of RBA shareholders in opposition to the RBA board’s recommendations on each of the RBA proposals presented in this joint proxy statement/prospectus, including the RBA share issuance proposal and the RBA adjournment proposal. The proxy contest may cause RBA to incur additional solicitation and other costs, and may negatively impact RBA’s ability to obtain the votes required to approve the RBA proposals.
In addition to the above risks, if the merger agreement is terminated and the IAA board seeks another merger or business combination, IAA stockholders cannot be certain that IAA will be able to find a party willing to offer equivalent or more attractive consideration than the consideration RBA has agreed to provide in the mergers. If the merger agreement is terminated under certain circumstances, RBA or IAA may be required to pay the other a termination amount of $189 million. Further, if the merger agreement is terminated under certain circumstances, RBA may be required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the merger agreement and the transactions contemplated thereby up to a maximum amount of $5 million. See the section entitled “The Merger Agreement—Termination Amount and Expenses.”
The market price for RBA common shares may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of IAA common stock.
Upon completion of the mergers, IAA stockholders will receive RBA common shares and will accordingly become RBA shareholders. RBA’s business differs from that of IAA, and RBA’s results of operations and share price may be adversely affected by factors different from those that historically have affected or currently affect IAA’s results of operations and stock price. Following the completion of the mergers, IAA will be part of a larger company, so decisions affecting IAA may be made in respect of the larger combined business as a whole rather than the IAA business individually. For a discussion of the businesses of each of RBA and IAA and some important factors to consider in connection with those businesses, see the section entitled “The Parties to the Mergers” and the other information contained or incorporated in this joint proxy statement/prospectus, including, the section entitled “Where You Can Find More Information.”
The RBA share issuance may cause the market price of RBA common shares to decline.
Based on 133,769,775 shares of IAA common stock issued and outstanding as of January 25, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, and the exchange ratio under the merger agreement of 0.5252, it is expected that RBA will issue or reserve for issuance approximately 71.1 million RBA common shares to IAA securityholders in the mergers. Former IAA securityholders may decide not to hold the RBA common shares that they will receive in the mergers, and RBA shareholders may decide to reduce their investment in RBA as a result of the changes to RBA’s investment profile as a result of the mergers. The issuance of this significant number of new shares in the mergers, market anticipation of such issuance and any subsequent sales of these shares by the holders thereof may cause the market price of RBA common shares to decline.
After the mergers, IAA stockholders will have a significantly lower ownership and voting interest in RBA than they currently have in IAA and will exercise less influence over management and policies of the combined company.
Based upon the estimated number of outstanding RBA common shares, outstanding shares of IAA common stock, and outstanding equity awards and other convertible securities of the parties, in each case as of immediately prior to the consummation of the mergers, we estimate that, upon completion of the mergers, former IAA stockholders are expected to own approximately 37.2% of the outstanding RBA common shares and the current RBA shareholders are expected to own approximately 62.8% of the outstanding RBA common shares (of which approximately 3.7% will be owned by Starboard on a fully diluted basis) on a fully diluted basis. Consequently, while, as of the effective time, IAA will have the right to designate four of the 12 members of the combined company board (which includes Timothy James O’Day, the individual identified by Ancora pursuant to the cooperation agreement), former IAA stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of IAA. In addition, while under the merger agreement RBA is required, subject to certain limitations, to nominate IAA’s designees to the RBA board to stand for re-election at RBA’s 2023 annual meeting of shareholders (assuming closing occurs prior to such meeting being held), there can be no assurance that IAA’s designees will actually be re-elected to the RBA board at such meeting or that IAA’s designees will remain on the RBA board for any specified time period following closing. In addition, Starboard has the right to designate Jeffrey C. Smith, a principal of Starboard, to the combined company board under certain circumstances pursuant to the definitive documentation relating to the Starboard investment.
IAA stockholders who receive RBA common shares in the mergers will have rights as RBA shareholders that differ from their current rights as IAA stockholders.
Upon completion of the mergers, IAA stockholders will no longer be stockholders of IAA and will instead become RBA shareholders. As RBA is a company organized under the federal laws of Canada and IAA is a Delaware corporation, the rights of RBA shareholders and IAA stockholders may be materially different. There are also certain differences in the rights of RBA shareholders under the RBA articles and RBA bylaws, and of IAA stockholders under the IAA certificate of incorporation and the IAA bylaws. See the section entitled “Comparison of Stockholders’ and Shareholders’ Rights” for a discussion of these rights.

Until the completion of the mergers or the termination of the merger agreement pursuant to its terms, RBA and IAA are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to RBA, IAA and/or their respective shareholders and stockholders, as applicable.
From and after the date of the original merger agreement and prior to the completion of the mergers or the termination of the merger agreement pursuant to its terms, the merger agreement restricts RBA and IAA from taking specified actions without the consent of the other party and requires that the businesses of RBA, IAA and their respective subsidiaries be conducted in the ordinary course. With respect to RBA, these restrictions include, among other things, certain restrictions on RBA’s ability to amend its organizational documents, acquire other businesses and assets that would reasonably be expected to delay or impair the consummation of the mergers, dispose of certain assets, reclassify or issue certain securities, and pay dividends (other than RBA’s regular quarterly dividend and the proposed one-time, special dividend to RBA shareholders contingent upon the closing of the first merger). With respect to IAA, these restrictions include, among other things, issuing stock or equity awards subject to specified carve-outs, hiring, promoting or terminating employees, incurring indebtedness other than certain revolving credit facility borrowings, engaging in capital expenditures beyond certain levels, terminating, materially modifying or materially amending certain material contracts or entering into certain material contracts. These restrictions may prevent RBA or IAA, as applicable, from taking actions during the pendency of the mergers that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the mergers could be exacerbated by any delays in the completion of the mergers or termination of the merger agreement. See the section entitled “The Merger Agreement—Conduct of Business.”
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the mergers.
The success of the mergers will depend in part on the combined company’s ability to retain the talents and dedication of key professionals currently employed by RBA and IAA. It is possible that these employees may decide not to remain with RBA or IAA, as applicable, while the mergers are pending, or with the combined company. If key employees of either company terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating RBA and IAA to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, RBA and IAA may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. Moreover, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of RBA and IAA to the same extent that those companies have been able to attract or retain their own employees in the past.
The mergers, and uncertainty regarding the mergers, may cause business partners, or vendors to delay or defer decisions concerning RBA or IAA and adversely affect each company’s ability to effectively manage its respective business, which could adversely affect each company’s business, operating results and financial position and, following the completion of the mergers, the combined company’s.
The mergers are subject to a number of conditions to closing, as specified in the merger agreement, including the approval of the RBA share issuance proposal and the IAA merger proposal and the receipt of required regulatory approvals, among other customary conditions. Many of the conditions are beyond the control of RBA and IAA, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the mergers. This uncertainty may cause existing or potential business partners, suppliers and vendors to:
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delay or defer other decisions concerning RBA, IAA or the combined company, including entering into contracts with RBA or IAA or making other decisions concerning RBA or IAA or seek to change or cancel existing business relationships with RBA or IAA; or

•	otherwise seek to change the terms on which they do business with RBA, IAA or the combined company.
Any such disruptions such as delays or deferrals of those decisions or changes in existing agreements could adversely affect the respective business, operating results and financial position of RBA and IAA, whether the mergers are ultimately completed, and following the completion of the mergers, the combined company, including an adverse effect on the combined company’s ability to realize the anticipated synergies, opportunities and other benefits of the mergers. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

Whether or not the mergers are completed, the announcement and pendency of the mergers could cause disruptions in the businesses of RBA and IAA, which could have an adverse effect on their respective businesses and financial results.
Whether or not the mergers are completed, the announcement and pendency of the mergers could cause disruptions in the businesses of RBA and IAA, including by diverting the attention of RBA’s and IAA’s respective management and employee teams, such as those involved in day-to-day operations and sales, toward the completion of the mergers. In addition, RBA and IAA have each diverted significant management resources in an effort to complete the mergers and are each subject to restrictions contained in the merger agreement with respect to the conduct of their respective businesses. If the mergers are not completed, RBA and IAA will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
IAA directors and executive officers have interests and arrangements that may be different from, or in addition to, those of IAA stockholders generally.
When considering the recommendations of the IAA board on how to vote on the proposals described in this joint proxy statement/prospectus, IAA stockholders should be aware that IAA directors and executive officers may have interests in the mergers that are different from, or in addition to, those of IAA stockholders generally. These interests include the treatment in the mergers of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, RBA’s agreement to add three of IAA’s current directors to the RBA board as designated by IAA and deemed acceptable by RBA, and the right to continued indemnification of former IAA directors and officers by the combined company. The IAA board was aware of and considered these interests when it adopted resolutions approving the entry into the merger agreement and recommending that IAA stockholders adopt the merger agreement at the IAA special meeting. The interests of IAA directors and executive officers are described in more detail in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers.”
The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either RBA or IAA.
The merger agreement contains “no-shop” provisions that restrict the ability of each of RBA and IAA to, among other things, solicit competing acquisition proposals from third parties, provide information to third parties, enter into or continue discussions with third parties regarding competing acquisition proposals, enter into any commitment with respect to any competing acquisition proposal, to recommend or approve any competing acquisition proposal or to change the recommendation of its board of directors in favor of the mergers, subject to customary exceptions. In addition, each party may be required to pay the other party a termination amount of $189 million in certain circumstances, including if the merger agreement is terminated in certain circumstances following such party’s receipt of a competing acquisition proposal, each as described in the sections entitled “The Merger Agreement— Changes in Board Recommendations;” “The Merger Agreement—Termination of the Merger Agreement;” “The Merger Agreement—No-Shop Period; Restrictions on Solicitations of Other Offers;” and “The Merger Agreement —Termination Amount and Expenses; Liability for Breach,” subject to limited exceptions set forth in the merger agreement.
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration in the mergers, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination amount.
The mergers will involve substantial costs.
RBA and IAA have incurred and expect to incur non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the mergers and related financing transactions. Such costs include, among others, filing and registration fees with the SEC, NYSE and TSX, printing and mailing costs associated with this joint proxy/registration statement, and legal, accounting, investment banking, consulting, public relations and proxy solicitation fees. Some of these costs are payable by RBA or IAA regardless of whether the mergers are completed.
The combined company will also incur restructuring and integration costs in connection with the mergers. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the mergers and the integration of IAA’s business. Some of these costs may be incurred by RBA regardless of whether the mergers are completed. Although the parties expect that the elimination of duplicative costs, strategic benefits and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, combination-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. While the parties have assumed that certain expenses would be incurred in connection with the mergers and the other transactions, there are many factors beyond the parties’ control that could affect the total amount or the timing of the integration and implementation expenses.
RBA shareholders are not entitled to dissent rights in the mergers.
The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. Such matters include: (i) an amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles of amalgamation to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (iii) an amendment to the corporation’s articles of amalgamation to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (vi) an arrangement proposed by the corporation where there is a court order permitting a shareholder to dissent; and (vii) a “going private” transaction or a “squeeze-out” transaction.
Under the CBCA, the RBA shareholders are not entitled to dissent rights in connection with the RBA share issuance, the mergers or the transactions contemplated by the mergers.
Because IAA stockholders are required by the terms of the merger agreement to accept cash consideration for their shares of IAA common stock, IAA stockholders are entitled to appraisal rights in connection with the mergers. See the section entitled “Appraisal Rights.”
Lawsuits have been filed against IAA and may in the future be filed against RBA, IAA, and members of their respective boards of directors, challenging the mergers or other recent transactions announced by the parties, and an adverse ruling in any such lawsuit may prevent the mergers from becoming effective or from becoming effective within the expected time frame.
Transactions such as the mergers are frequently subject to litigation or other legal proceedings, including actions alleging that the RBA board or IAA board breached their respective fiduciary duties to their stockholders by entering into the merger agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Such litigation has been brought against IAA, and neither RBA nor IAA can provide assurance that similar additional litigation or other legal proceedings will not be brought. See the section entitled “The Mergers—Litigation Relating to the Mergers” for further information. With respect to any litigation or other legal proceedings brought against RBA or IAA, or against the RBA board or IAA board, in each case, in connection with the mergers or other recent transactions announced by the parties, the parties will defend against such lawsuits, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of RBA, IAA or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel.
Furthermore, one of the conditions to the completion of the mergers are that no injunction by any governmental body of competent jurisdiction will be in effect that prevents the consummation of the mergers. As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the mergers, that injunction may prevent the mergers from becoming effective or from becoming effective within the expected time frame.
If the mergers are not consummated by the outside date, either RBA or IAA may terminate the merger agreement.
Either RBA or IAA may terminate the merger agreement, subject to certain exceptions, if the mergers have not been consummated by 5:00 p.m. New York City time on August 7, 2023 (as such date may be extended as provided in the merger agreement). However, this termination right will not be available to a party if that party failed to comply with any provision under the merger agreement and that failure was the principal cause of the failure to consummate the mergers before such date. Any termination of the merger agreement may adversely affect the parties’ business, financial condition, results of operations and growth prospects. For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

The opinions of IAA’s and RBA’s financial advisors rendered to the IAA board and RBA board, respectively, do not reflect changes in circumstances between the signing of the merger agreement amendment and the closing of the mergers.
Neither the IAA board nor the RBA board has obtained updated opinions from its financial advisors as of the date of this joint proxy statement/prospectus since the opinions provided on January 22, 2023, nor does it expect to receive updated, revised or reaffirmed opinions prior to the completion of the mergers. Changes in the operations and prospects of RBA or IAA, general market and economic conditions and other factors that may be beyond the control of RBA or IAA, and on which IAA’s or RBA’s financial advisor’s opinion was based, may significantly alter the value of RBA or IAA or the prices of the RBA common shares or of the shares of IAA common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because neither IAA’s or RBA’s financial advisors will be updating their respective opinions, such opinions will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. For descriptions of the opinions that the IAA board and the RBA board received from their respective financial advisors, see the sections entitled “The Mergers—Opinion of IAA’s Financial Advisor” and “The Mergers—Opinion of RBA’s Financial Advisor.”
If the mergers are not treated as a “reorganization” for U.S. federal income tax purposes, or if the requirements of Section 367(a) of the Code are not met, holders of IAA common stock may be required to recognize a greater amount of income or gain for U.S. federal income tax purposes upon their exchange shares of IAA common stock for the merger consideration.
Although IAA’s obligation to complete the mergers is conditioned on its receipt of an opinion from its tax counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code generally will not apply to cause the mergers to result in gain recognition to persons who are IAA stockholders immediately prior to the effective time (other than excepted shareholders), neither RBA nor IAA has applied for, or expects to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the mergers. Accordingly, we cannot assure you that the IRS will agree with the conclusions reached in such opinion or that it will not challenge the intended U.S. federal income tax consequences of the mergers. If the mergers were to fail to qualify as a reorganization for U.S. federal income tax purposes, U.S. holders of IAA common stock would recognize gain or loss on their exchange of IAA common stock for the merger consideration. Such gain or loss, as applicable, generally would be equal to the difference between (i) the sum of the fair market value of the RBA common shares and cash consideration (including in lieu of fractional shares) received by such U.S. holder in the mergers and (ii) such U.S. holder’s adjusted tax basis in its IAA common stock. Notwithstanding the foregoing, the U.S. federal income tax consequences of the mergers to U.S. holders of IAA common stock could be different from those described above if the mergers were to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and Section 304 of the Code were to apply to the first merger. In such case, Section 304 would apply to the first merger if holders of IAA common stock, taken together, were to own or be treated as owning (actually or constructively, taking into account the attribution rules under the Code) 50% or more of RBA common shares, by vote or value, immediately following the completion of the mergers. If Section 304 of the Code were to apply, instead of recognizing gain or loss in respect of any cash consideration received in the merger, a U.S. holder of IAA common stock would be treated as receiving such cash consideration in a deemed redemption of RBA common shares deemed issued to such holder, and could recognize dividend income up to the amount of such cash consideration (i.e., not limited to recognized gain), depending on the application of the tests set forth in Section 302 of the Code. Because the possibility of dividend treatment depends on each holder’s particular circumstances, including the application of constructive ownership rules, holders of IAA common stock should consult their tax advisors regarding the application of the foregoing rules to such holders’ particular circumstances if the mergers fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the mergers qualified as a reorganization but were to fail to satisfy certain requirements set forth in Treasury Regulations promulgated under Section 367(a)(1) of the Code, U.S. holders of IAA common stock would be required to recognize the full amount of any gain, but would not be permitted to recognize loss, on their exchange of IAA common stock for the merger consideration.
For a more detailed discussion of certain U.S. federal income tax consequences of the mergers to U.S. holders of IAA common stock, see the section entitled “Certain U.S. Federal Income Tax Consequences.”
The IRS may not agree that RBA should be treated as a foreign corporation for U.S. federal income tax purposes.
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the U.S. or under the law of the U.S. or of any State or the District of Columbia. Accordingly, under generally applicable U.S. federal income tax rules, RBA, which is organized under the laws of Canada, generally would be classified as a foreign corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules that may cause a foreign corporation to be treated as a U.S. corporation for U.S. federal income tax purposes (or to be subject to certain other adverse tax consequences) if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation. These rules apply only if certain conditions are met, including that the former shareholders of the acquired U.S. corporation hold, by reason of their ownership of shares of that corporation, more than a specified percentage of the shares of the acquiring foreign corporation. Based on the percentage of the merger consideration to be received by shareholders of IAA in the transaction that is comprised of RBA shares, these conditions are not expected to be met and thus RBA’s indirect acquisition of IAA is not expected to cause RBA to be treated as a U.S. corporation (or to be subject to certain other adverse tax consequences) under Section 7874 of the Code. We cannot assure you, however, that the IRS will not take a contrary position or that the relevant U.S. federal income tax law will not be changed (possibly with retroactive effect) in a manner that would result in a contrary conclusion. If it were determined that RBA is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, RBA could be subject to substantial U.S. tax liability and its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends.
Risks Relating to the Combined Company
Combining the businesses of RBA and IAA may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the mergers, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common shares.
The success of the mergers will depend on, among other things, RBA’s ability to realize the anticipated benefits and operational scale efficiencies from combining the businesses of RBA and IAA. This success will depend largely on RBA’s ability to successfully integrate the business of IAA. If RBA is not able to successfully integrate IAA’s business within the anticipated time frame, or at all, the anticipated operational scale efficiencies and other benefits of the mergers may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common shares of the combined company.
RBA and IAA have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key RBA or IAA employees, the loss of customers or other key business relationships, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. The challenges involved in this integration, which will be complex and time-consuming, include the following:
•	combining the companies’ operations and corporate functions;
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combining the businesses of RBA and IAA and meeting the capital requirements of the combined company in a manner that permits the combined company to achieve any revenue opportunities or operational scale efficiencies anticipated to result from the mergers, the failure of which would result in the anticipated benefits of the mergers not being realized in the time frame currently anticipated or at all;

•	integrating and retaining personnel from the two companies;
•	integrating the companies’ technologies;
•	integrating and unifying each company’s intellectual property;
•	integrating operating licenses across each company’s network of physical properties;
•	identifying and eliminating redundant and underperforming functions and assets;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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maintaining existing agreements with customers, business partners, suppliers, landlords and vendors, avoiding delays in entering into new agreements with prospective customers, business partners, suppliers, landlords and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ administrative and information technology infrastructure;
•	coordinating sales strategies and go-to-market efforts;
•	coordinating geographically dispersed organizations; and
•	effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the mergers and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.
IAA derives a significant percentage of revenue from a concentrated group of suppliers and the loss of more than one major supplier following the mergers could materially and adversely affect the business, results of operations or financial condition of the combined company.
IAA’s agreements with its top eight suppliers collectively accounted for approximately 40% of IAA’s 2022 revenue. The loss of any major supplier could have a material adverse effect on the results of operations or financial condition of the combined company. The combined company may not be able to maintain supplier relationships and suppliers may delay payment under, or fail to renew, their agreements with the combined company, which could adversely affect the business, results of operations or financial conditions of the combined company. Any reduction in the amount of revenues derived from these suppliers, without an offsetting increase in new revenue from other suppliers, could have a material adverse effect on the operating results of the combined company. A significant change in the liquidity or financial position of the combined company’s suppliers could also have a material adverse effect on the collectability of the combined company’s accounts receivable, liquidity or future operating results.
The combined company may be unable to realize the anticipated cost synergies and other opportunities expected from the mergers, which could adversely affect the combined company’s business, financial condition and results of operations.
As described in the section entitled “The Mergers—Certain RBA Financial Forecasts,” the mergers are expected to generate $100-120 million of annual run-rate cost synergies by the end of 2025. The combined company’s ability to achieve such estimated cost synergies in the time frame described, or at all, is subject to various assumptions, which may or may not prove to be accurate. In addition, the combined company will incur restructuring and integration costs in connection with the mergers, and the amount of such costs may exceed our expectations. As a consequence, the combined company may not be able to realize the net benefits of these cost synergies within the time frame expected or at all. In addition, the combined company may incur additional or unexpected costs in order to realize these benefits. Failure to achieve cost synergies could significantly reduce the expected benefits associated with the mergers.
The mergers also are expected to create revenue, growth, operational enhancement, expansion and other opportunities for the combined company, beyond the identified cost synergies, including, among others, through cross-selling opportunities, accelerated marketplace innovation, cross-utilization of yards, strengthening IAA’s catastrophic event response and insurance carrier relationships, growing services attachment rates, and acceleration of IAA’s international expansion. The identification and scope of these opportunities is based on various assumptions, which may or may not prove to be accurate. These opportunities for the combined company may not arise as expected, or the combined company may not be able to realize the anticipated benefits from these opportunities, from the sources or in the amount, manner or time frame expected, or at all. In addition, the combined company may incur additional or unexpected costs in order to pursue and/or realize these opportunities. Failure to realize these opportunities could significantly reduce the expected benefits associated with the mergers.

Certain contractual counterparties may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations.
As a result of the mergers, the combined company may experience impacts on relationships with contractual counterparties (such as business partners, customers, vendors or other third party service providers) that may harm the combined company’s business and results of operations. Certain counterparties may seek to terminate or modify contractual obligations following the mergers whether or not contractual rights are triggered as a result of the mergers. There can be no guarantee that RBA’s or IAA’s contractual counterparties will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the mergers. If any contractual counterparties (such as business partners, vendors or other third party service providers) seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed.
Completion of the transaction may trigger change in control, assignment or other provisions in certain agreements to which IAA is a party, which may have an adverse impact on the combined company’s business and results of operations.
The completion of the mergers may trigger change in control, assignment and other provisions in certain agreements to which IAA is a party. If IAA is unable to negotiate waivers of or consents under those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or other remedies. Even if IAA is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company. Any of the foregoing or similar developments may have an adverse impact on the business, financial condition and results of operations of the combined company, or the ability of RBA to successfully integrate IAA’s business.
Following the consummation of the mergers, the combined company may be subject to new, unanticipated risks as the businesses are integrated.
The consummation of the mergers will result in the combination of two companies that currently operate as independent companies. RBA’s and IAA’s businesses differ. As a result, while RBA expects to benefit from certain opportunities following the mergers, RBA may also encounter new risks and liabilities associated with these differences or the integration of the entities that are not anticipated by the Risk Factors discussed in this joint proxy statement/prospectus. Following the mergers, RBA shareholders and IAA stockholders will own interests in the combined company and may not wish to continue to hold RBA common shares or may wish to dispose of some or all of their RBA common shares. If, following the effective time of the mergers, large amounts of RBA common shares are sold, the price of RBA common shares could decline.
Further, the results of operations of RBA and the market price of RBA common shares may be affected by factors different from those currently affecting the independent results of operations of each of RBA and IAA and the market price of RBA common shares and IAA common stock. Accordingly, neither RBA’s nor IAA’s historical market prices and financial results may be indicative of these matters for RBA or the combined company after the mergers.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, partners, suppliers, consumers and other third parties due to the combination of RBA’s and IAA’s businesses following the mergers. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the mergers.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the mergers been completed on the dates indicated. The combined company’s actual results and financial position after the mergers may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of IAA as of the date of the completion of the mergers. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
While presented with numeric specificity, the unaudited pro forma condensed combined financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the software and related industries, and economic, market and financial conditions and additional matters specific to RBA’s or IAA’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of RBA and IAA. As a result, actual results may differ materially from the unaudited pro forma condensed combined financial information. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating to RBA’s or IAA’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, and general business and economic conditions. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The combined company’s debt may limit its financial flexibility.
On a pro forma basis for the mergers and related financing transactions, as of September 30, 2022, RBA and its subsidiaries, including IAA, would have had $3.4 billion of indebtedness, excluding $691.2 million of undrawn commitments under its revolving credit facility. In connection with the mergers, RBA entered into a commitment letter pursuant to which the initial lenders thereunder committed to provide (i) a backstop senior secured revolving credit facility in an aggregate principal amount of up to $750 million (the “backstop revolving facility”) and (ii) a senior secured 364-day bridge loan facility in an aggregate principal amount of up to $2.8 billion. RBA obtained amendments to its existing credit agreement to terminate the backstop commitments (including the revolving backstop commitment and $88.9 million of bridge commitments that served as a backstop for their existing term loans) and replace $1.825 billion of bridge commitments with term A loan commitments. RBA expects to replace the remaining amount of the bridge loan facility prior to the closing of the mergers with permanent financing, which may include the issuance of debt securities and/or one or more senior term loan facilities.
The combined company’s substantial indebtedness could have adverse effects on the combined company’s financial condition and results of operations, including:
•	increasing its vulnerability to changing economic, regulatory and industry conditions;
•	limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;
•	limiting its ability to borrow additional funds; and
•
increasing its interest expense and requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for dividends, working capital, capital expenditures, acquisitions, share repurchases, and other purposes.

The combined company’s ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the combined company’s financial position and performance, as well as prevailing market conditions and other factors beyond its control. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. There can be no assurance that the combined company will be able to obtain financing on acceptable terms or at all, or be able to generate sufficient cash flow to de-lever in the time frame expected or at all. In addition, there can be no assurance that the combined company will be able to maintain the current creditworthiness or prospective credit ratings of RBA or IAA, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

A pandemic, including the COVID-19 pandemic or its resurgence, could have an adverse impact on the combined company’s business, operations, and the markets and communities in which the combined company, its partners, and its customers operate.
The potential long-term impact of the COVID-19 pandemic, its resurgence or a new pandemic on the global economy and the broader business climate continue to be difficult to assess or predict and may impact the results of the combined company. Potential impacts include:
•
the combined company’s prospective and existing customers may experience, or may continue to experience, slowdowns in their businesses, which in turn may result in reduced demand for the combined company platform, lengthening of sales cycles, loss of customers and difficulties in collections;

•
the combined company’s suppliers may experience, or may continue to experience, disruptions in their supply chains, which may result in service interruptions or additional operating expenses, and may increase the price at which the combined company’s suppliers are willing to sell their products to us;

•	the combined company’s return to work and remote working policies, which continue to evolve, may decrease employee productivity, collaboration and morale and may increase unwanted employee attrition;
•	the combined company is expected to incur fixed costs, particularly for real estate, and may derive reduced benefit from those costs compared to what may have otherwise been possible;
•	the combined company may experience disruptions to growth planning, such as for facilities and expansion of the business;
•
the combined company may incur costs related to returning to work at its facilities, as well as costs associated with complying with new or evolving regulatory requirements, which may vary significantly depending on the jurisdiction;

•
the combined company may be affected by an uncertain regulatory environment, and may be required to comply with cumbersome and conflicting federal, state and local laws regarding COVID-19, which may pose significant disruption to the combined company’s business operations, require significant management attention to respond to and enforce and result in an increased risk of non-compliance and claims;

•	the combined company may be subject to legal liability for safe workplace claims; and
•	the combined company’s critical suppliers or partners could go out of business.
Due to the continued uncertainty regarding the severity and duration of the COVID-19 pandemic, the possibility of additional outbreaks or outbreaks of other pandemics and the uncertainty surrounding the impact public health measures will have on economic conditions, it is not possible to predict the full impact of such events on the combined company’s business, financial condition, operating results or cash flows. In addition, the impacts of the COVID-19 pandemic will be exacerbated the longer the pandemic and pandemic-related effects continue.
Other Risk Factors Related to RBA and IAA
RBA’s and IAA’s businesses are and will be subject to the risks described above. In addition, RBA and IAA are, and will continue to be, subject to the risks described in, as applicable, RBA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and IAA’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022, as such risks may be updated or supplemented in each company’s subsequently filed Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

THE PARTIES TO THE MERGERS
Ritchie Bros. Auctioneers Incorporated
RBA is a world leader in asset management and disposition technologies for commercial assets, primarily related to construction and transportation assets. RBA sells a broad range of primarily used commercial and industrial assets as well as government surplus through their unreserved auctions, online marketplaces, listings and private brokerage services. RBA also provides customers with other services which include equipment financing, asset appraisals and inspection, online equipment listing, logistical services and ancillary services such as equipment refurbishment, as well as a technology platform that supports equipment lifecycle and parts procurement. RBA’s expertise, global reach and market insights provide a unique position within the used equipment market. RBA’s principal executive offices are located at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, Canada, and its telephone number is (778) 331-5500.
RBA common shares are listed on the NYSE and the TSX, trading under the symbol “RBA.”
For further information on RBA and the combined company, see the section entitled:”Part II: Information Not Required In Prospectus - Information Concerning RBA and Information Concerning the Combined Company.”
Ritchie Bros. Holdings Inc.
US Holdings was incorporated in the State of Washington on April 24, 1987 and is an indirect wholly owned subsidiary of RBA. US Holdings is a holding company for RBA’s U.S. operations and substantially all of its operations are carried on through its subsidiaries. RBA directly owns 83.6% of US Holdings and Ritchie Bros. Auctioneers (Canada) Ltd. holds the other 16.4% of US Holdings. US Holdings’ principal executive offices are located at 4000 Pine Lake Road, Lincoln NE, 68516, USA, and its telephone number is (778) 331-5500.
Impala Merger Sub I, LLC
Merger Sub 1 was formed by RBA solely in contemplation of the mergers, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the first merger, Merger Sub 1 will be merged with and into IAA, with IAA continuing as the surviving corporation and as an indirect wholly owned subsidiary of RBA and a directly wholly owned subsidiary of US Holdings. Immediately following the consummation of the first merger, the surviving corporation in the first merger will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. Merger Sub 1’s principal executive offices are located at 4000 Pine Lake Road Lincoln, NE 68516, and its telephone number is (778) 331-5500.
Impala Merger Sub II, LLC
Merger Sub 2 was formed by RBA solely in contemplation of the mergers, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the first merger, Merger Sub 1 will be merged with and into IAA, with IAA continuing as the surviving corporation and as an indirect wholly owned subsidiary of RBA and a directly wholly owned subsidiary of US Holdings. Immediately following the consummation of the first merger, the surviving corporation in the first merger will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. Merger Sub 2 will succeed to all of the property, rights, privileges, powers, franchises, debts, liabilities of the surviving corporation. Merger Sub 2’s principal executive offices are located at 4000 Pine Lake Road Lincoln, NE 68516, and its telephone number is (778) 331-5500.
IAA, Inc.
IAA is a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, IAA’s unique platform facilitates the marketing and sale of total loss, damaged and low-value vehicles and vehicle parts for a full spectrum of sellers. Founded in 1982, IAA is headquartered in Westchester, Illinois, with more than 210 facilities throughout the United States, Canada and the United Kingdom. IAA serves a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. IAA’s principal executive offices are located at Two Westbrook Corporate Center, 10th Floor Suite 500, Westchester, IL 60154 and its telephone number is (708) 492-7000.
IAA common stock is listed on the NYSE, trading under the symbol “IAA.”
For further information on IAA, see the section entitled “Part II: Information Not Required In Prospectus - Information Concerning IAA.”

THE RBA SPECIAL MEETING
General
This joint proxy statement/prospectus is being provided to RBA shareholders as part of a solicitation of proxies by the RBA board for use at the RBA special meeting. This joint proxy statement/prospectus provides RBA shareholders with important information about the RBA special meeting and should be read carefully and in its entirety.
Date, Time and Place of the RBA Special Meeting
The RBA special meeting will be held virtually via a live, audio-only webcast on March 14, 2023, beginning at 8:30 a.m., Pacific Time.
Purposes of the RBA Special Meeting
The RBA special meeting is being held to consider and vote on the following proposals:
•	Proposal 1 – RBA share issuance proposal: To approve the issuance of RBA common shares to IAA securityholders in connection with the mergers; and
•
Proposal 2 – RBA adjournment proposal: To approve the adjournment of the RBA special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal.

Recommendation of the RBA Board
The RBA board unanimously recommends that RBA shareholders vote:
•	Proposal 1: “FOR” the RBA share issuance proposal; and
•	Proposal 2: “FOR” the RBA adjournment proposal.
The RBA board has unanimously (i) declared that the original merger agreement (as amended or modified by the merger agreement amendment), the performance by RBA of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the mergers and the share issuance, are advisable and in the best interests of RBA and RBA shareholders, (ii) approved the execution and delivery of the merger agreement by RBA, the performance by RBA of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the mergers and the RBA share issuance, upon the terms and subject to the conditions therein and (iii) directed that the RBA share issuance proposal be submitted for consideration by the RBA shareholders at the RBA special meeting and recommended that the RBA shareholders approve the RBA share issuance.
This joint proxy statement/prospectus contains important information regarding these proposals and factors that RBA shareholders should consider when deciding how to cast their votes. RBA shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the RBA share issuance proposal.
Attendance at the RBA Special Meeting
Only RBA shareholders of record as of the close of business on the record date, beneficial owners of RBA common shares as of the close of business on the record date, holders of valid proxies for the RBA special meeting and invited guests of RBA may attend the RBA special meeting. An RBA shareholder has the right to appoint a person or company (who does not have to be an RBA shareholder or other person designated in the WHITE proxy card or voting information form) to be their representative at the RBA special meeting. If you cannot attend the RBA special meeting virtually, you are requested to vote in accordance with the instructions in “Methods of Voting” below.
If an RBA shareholder wishes to virtually attend the RBA special meeting via www.virtualshareholdermeeting.com/RBA2023SM (the RBA special meeting website), they must (i) be an RBA shareholder of record at the close of business on January 25, 2023, the RBA record date, (ii) hold their RBA common shares beneficially in the name of a broker, bank or other nominee as of the RBA record date or (iii) hold a valid proxy for the RBA special meeting.

To enter the RBA special meeting website and virtually attend the RBA special meeting, RBA shareholders will need the 16-digit control number located on their WHITE proxy card. The 16-digit control number is also needed to access the list of RBA shareholders entitled to vote at the RBA special meeting during the time of the meeting. If your RBA common shares are held in an account with a brokerage firm, bank, dealer or other similar organization, then you are the non-registered/beneficial owner of RBA common shares held in “street name.” The registered holder of the RBA common shares is considered the shareholder of record for purposes of voting at the RBA special meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the RBA common shares in your account by following the instructions on the voting instruction form that is provided by or on behalf of the intermediary. You are also invited to attend the RBA special meeting. However, since you are not the shareholder of record, you may not attend the RBA special meeting remotely and vote your RBA common shares at the RBA special meeting unless you arrange with your broker, bank or other nominee to be appointed as proxy holder.
If an RBA shareholder plans to virtually attend and vote at the RBA special meeting via the RBA special meeting website, RBA still encourages shareholders to vote in advance by the internet, telephone or (if they received a paper copy of the proxy materials) by mail so that their vote will be counted even if they later decide not to virtually attend the RBA special meeting via the RBA special meeting website. Voting the proxy by the internet, telephone or mail will not limit an RBA shareholder’s right to virtually attend and vote at the RBA special meeting via the RBA special meeting website if they later decide to do so.
If an RBA shareholder will virtually attend the RBA special meeting, it is important that the RBA shareholder be connected to the internet at all times during the RBA special meeting in order to vote, if the RBA shareholder has not voted in advance or appointed a proxy. It is the responsibility of the RBA shareholder to ensure connectivity for the duration of the RBA special meeting. RBA shareholders should allow ample time to check into the RBA special meeting online and complete the related procedures. For technical assistance during the RBA special meeting (and up to 30 minutes before the start time of the RBA special meeting), please call 844-986-0822 (U.S.) or 303-562-9302 (international).
Record Date
The record date for the determination of RBA shareholders entitled to notice of and to vote at the RBA special meeting is January 25, 2023. Only RBA shareholders who held RBA common shares of record at the close of business on January 25, 2023 are entitled to vote at the RBA special meeting and any adjournment or postponement of the RBA special meeting.
Outstanding Shares as of Record Date
As of the close of business on the record date, there were 110,887,811 RBA common shares outstanding, held by 623 holders of record. Each RBA common share entitles its holder of record to one vote at the RBA special meeting. RBA common shares are the only class of shares entitled to vote at the RBA special meeting, and RBA shareholders are entitled to vote on each proposal presented.
A complete list of registered RBA shareholders entitled to vote at the RBA special meeting will be available for inspection by a shareholder at the place of the RBA special meeting during the meeting.
Quorum
In order for business to be conducted at the RBA special meeting, a quorum must be present. A quorum at the RBA special meeting requires the presence of at least two persons present in person, each being an RBA shareholder or duly appointed proxyholder of an RBA shareholder, together holding at least 33% of the total issued and outstanding RBA common shares entitled to vote at the RBA special meeting. An RBA shareholder will be considered part of the quorum by submitting a properly executed form of proxy or vote by telephone or the internet. For purposes of determining whether there is a quorum, all RBA common shares that are present, including abstentions, will count towards the quorum.
If a quorum is not present or if there are not sufficient votes for the approval of the RBA share issuance proposal, RBA expects that the RBA special meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the RBA special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the RBA special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “RBA Special Meeting—Adjournment.”

Vote Required
The votes required for each proposal are as follows:
Proposal 1—the RBA share issuance proposal. The affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting is required to approve the RBA share issuance proposal. Abstentions will not be treated as votes cast and, as a result, any abstention will have no effect on the outcome of the RBA share issuance proposal. The failure of any RBA shareholder to submit a vote (e.g., by not submitting a proxy or not voting in person) will not be counted in determining the votes cast in connection with the RBA share issuance proposal. Because the RBA share issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the RBA share issuance proposal and will not be able to vote on the RBA share issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable RBA common shares not being counted in determining the votes cast in connection with the RBA share issuance proposal, and will therefore have no effect on the outcome of the RBA share issuance proposal.
Proposal 2—the RBA adjournment proposal. The affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting is required to approve the RBA adjournment proposal. Abstentions will not be treated as votes cast and, as a result, any abstention will have no effect on the outcome of the RBA adjournment proposal. The failure of any RBA shareholder to submit a vote (e.g., not submitting a proxy or not voting in person) will not be counted in determining the votes cast in connection with the RBA adjournment proposal. Because the RBA adjournment proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the RBA adjournment proposal and will not be able to vote on the RBA adjournment proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable RBA common shares not being counted in determining the votes cast in connection with the RBA adjournment proposal, and will therefore have no effect on the outcome of the RBA adjournment proposal.
If RBA common shares are held in the name of a broker, bank or other nominee, the beneficial owner of such RBA common shares will receive separate instructions from his or her broker, bank or other nominee describing how to vote such RBA common shares.
A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such RBA common shares. RBA does not expect any broker non-votes at the RBA special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the RBA special meeting are considered non-routine. As a result, no broker will be permitted to vote RBA common shares at the RBA special meeting without receiving instructions from the beneficial owner of such RBA common shares.
Methods of Voting
RBA shareholders of record as of the close of business on the record date may have their RBA common shares voted by submitting a proxy or by virtually attending and voting at the RBA special meeting via the RBA special meeting website, as described below. RBA recommends that RBA shareholders entitled to vote submit a proxy prior to the RBA special meeting even if they plan to virtually attend the RBA special meeting.
RBA shareholders who hold their RBA common shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their RBA common shares of record as to how to vote their RBA common shares with respect to the RBA share issuance proposal and the RBA adjournment proposal. RBA shareholders who hold their RBA common shares beneficially and wish to vote in person at the RBA special meeting must obtain proxies issued in their own names.
RBA shareholders of record may submit a proxy in one of four ways or vote in person at the RBA special meeting:
•	Internet: To vote via the internet, go to www.proxyvote.com to complete an electronic proxy card. RBA shareholders will be asked to provide the 16-digit control number from the WHITE proxy card they receive. Internet voting is available 24 hours a day, seven days a week, and will be accessible until 8:30 a.m., Pacific Time, on March 10, 2023. RBA shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded. RBA shareholders who submit a proxy this way need not send in their proxy card by mail.
•
Telephone: To vote by telephone, dial 1-800-690-6903 (the call is toll-free in the United States and Canada; toll charges apply to calls from other countries) and follow the recorded instructions. Telephone voting is available 24 hours a day and will be accessible until 8:30 a.m., Pacific Time, on March 10, 2023. Easy-to-follow voice prompts will guide shareholders through the voting process and allow them to confirm that their instructions have been properly recorded. RBA shareholders who submit a proxy this way need not send in their proxy card by mail.

•
Mail: To vote by mail using the WHITE proxy card (if the RBA shareholder requested paper copies of the proxy materials to be mailed to them), RBA shareholders should submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope provided (if mailed in the United States or Canada). RBA shareholders who vote this way should mail the proxy card early enough so that it is received by 8:30 a.m., Pacific Time, on March 10, 2023 before the date of the RBA special meeting.

•
Virtually via the RBA Special Meeting Website: To vote at the RBA special meeting, visit www.virtualshareholdermeeting.com/RBA2023SM, where RBA shareholders can virtually attend and vote at the RBA special meeting. RBA shareholders will be asked to provide the 16-digit control number from the WHITE proxy card they receive in order to access the RBA special meeting website.

RBA may also use Broadridge QuickVote™ service to assist beneficial shareholders with voting their RBA common shares. Beneficial shareholders may be contacted by MacKenzie or Laurel Hill to obtain a vote conveniently, quickly and directly over the telephone.
RBA shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the RBA special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the RBA board. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion without notice.
Proxies and Revocation
RBA shareholders of record may revoke their proxies at any time before their RBA common shares are voted at the RBA special meeting in any of the following ways:
•
sending a written notice of revocation to the registered office of RBA, 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6, which must be received not less than 24 hours prior to their RBA common shares being voted at the RBA special meeting;

•
properly submitting a new, later-dated proxy card, which must be received by 8:30 a.m., Pacific Time, on March 10, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•
submitting a proxy via the internet or by telephone at a later date, which must be received by 8:30 a.m., Pacific Time, on March 10, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the RBA special meeting and voting virtually; attendance at the RBA special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.
Beneficial owners of RBA common shares may change their voting instructions only by submitting new voting instructions to the brokers, banks or other nominees that hold their RBA common shares of record. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion without notice.
Luxor has filed a preliminary proxy statement in connection with the RBA special meeting. We urge RBA shareholders to disregard any proxy card sent to them by or on behalf of any person other than RBA, including the green proxy card and solicitation materials sent by or on behalf of Luxor, which is soliciting proxies in opposition to the RBA board’s recommendations on each of the RBA proposals presented in this joint proxy statement/prospectus, including the RBA share issuance proposal and the RBA adjournment proposal. If you submit such a proxy card, we urge you to subsequently cast your vote today as instructed on the WHITE proxy card mailed to you by RBA, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted.
Registrar and Transfer Agent
The votes at the RBA special meeting will be counted by RBA’s registrar and transfer agent, Computershare Trust Company of Canada.
Solicitation of Proxies
RBA will pay for the proxy solicitation costs related to the RBA special meeting. In addition to sending and making available these materials, some of RBA’s directors, officers and other employees, and Jeffrey C. Smith and potentially other Starboard employees, may solicit proxies by contacting RBA shareholders by telephone, by mail, by e-mail or in person. RBA shareholders may also be solicited by news releases issued by RBA and/or IAA, postings on RBA’s or IAA’s websites and advertisements in periodicals. None of RBA’s directors, officers or employees, or Jeffrey C. Smith or other Starboard employees, will receive any extra compensation for their solicitation services. RBA has also retained MacKenzie and Laurel Hill as its “proxy solicitors” to assist in the solicitation of proxies. For these proxy solicitation services, MacKenzie will receive an estimated fee of approximately $75,000 and Laurel Hill will receive an estimated fee of approximately C$175,000, plus, in each case, reasonable out-of-pocket expenses and fees for any additional services. RBA will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of RBA common shares and obtaining their proxies.
MacKenzie is located at 1407 Broadway, 27th Floor New York, New York 10018 and can be contacted at 1-800-322-2885 toll free in North America, or at +1-212-929-5500 outside of North America, or by e-mail at proxy@mackenziepartners.com. Laurel Hill is located at the 70 University Avenue, Suite 1440, Toronto, ON M5J 2M4 and can be contacted at +1-877-452-7184 toll free in North America, or at +1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.
Adjournments
The RBA special meeting may be adjourned in the absence of a quorum by the affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting.
Even if a quorum is present, the RBA special meeting could be adjourned in order to provide more time to solicit additional proxies in favor of approval of the RBA share issuance proposal if a majority of votes are cast in favor of the RBA adjournment proposal. If after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the RBA special meeting.
No Dissent Rights
Under the CBCA, the RBA shareholders are not entitled to dissent rights in connection with the share issuance.
TSX Disclosure
Under TSX rules, a company is generally required to obtain shareholder approval prior to the issuance of common shares if the number of common shares to be issued is equal to or in excess of 25% of the number of common shares outstanding before the proposed issuance of common shares. If the mergers are completed pursuant to the merger agreement, RBA expects to issue up to 71,100,000 RBA common shares, or approximately 64% of RBA’s common shares outstanding as of January 25, 2023, in accordance with the terms and conditions of the merger agreement (including the assumed IAA equity awards). Accordingly, the aggregate number of RBA common shares issuable upon the consummation of the mergers will exceed the threshold specified under TSX rules. The TSX will generally not require further shareholder approval for the issuance of up to an additional 17,775,000 RBA common shares, such number being 25% of the number of RBA common shares to be approved by the RBA shareholders pursuant to the RBA share issuance proposal. The actual number of RBA common shares to be issued or reserved for issuance under the merger agreement will be determined immediately prior to the effective time based on the exchange ratio, the number of shares of IAA common stock outstanding at such time, the equity award ratio and the number of IAA options granted under the IAA equity plan, which may include IAA restricted stock, IAA RSUs, IAA PRSUs and IAA phantom stock awards outstanding at such time.

The aggregate number of RBA common shares (i) issued and made issuable pursuant to the Starboard investment and (ii) if the mergers are completed pursuant to the merger agreement, to be issued in accordance with the terms and conditions of the merger agreement (including the assumed IAA equity awards), will be up to 79.6 million RBA common shares, which represents approximately 72% of RBA's common shares outstanding as of January 31, 2023. The foregoing does not include any RBA common shares which may be issued in certain circumstances to pay the preferential dividends on the RBA preferred shares, which are subject to applicable stock exchange approval. See the section entitled “Recent Developments - RBA Preferred Shares; Articles of Amendment - Dividends.”
Based on current information available to RBA, no current IAA common stockholder will immediately following the mergers beneficially own, or exercise control or direction over, 10% or more of the outstanding RBA common shares, and the issuance of RBA common shares pursuant to the mergers is not expected to have a material impact on the control of RBA.
Other Matters
At this time, RBA knows of no other matters to be submitted at the RBA special meeting. However, if any other matter properly comes before the RBA special meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the section entitled “Notice of Special Meeting” and with respect to other matters that may properly come before the RBA special meeting.
Questions and Additional Information
RBA shareholders may contact RBA’s proxy solicitors, MacKenzie and Laurel Hill, with any questions about the proposals or how to vote or to request additional copies of any materials at:

1407 Broadway, 27th Floor
New York, New York 10018
Call Collect: 1-212-929-5500
Call Toll-Free: 1-800-322-2885
E-mail: proxy@mackenziepartners.com

70 University Avenue, Suite 1440
Toronto, ON, M5J 2M4
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com
RBA SHAREHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGERS. IN PARTICULAR, RBA SHAREHOLDERS ARE DIRECTED TO THE ORIGINAL MERGER AGREEMENT AND THE MERGER AGREEMENT AMENDMENT, EACH OF WHICH ARE ATTACHED HERETO AS ANNEX A-1 AND ANNEX A-2, RESPECTIVELY.

RBA PROPOSAL 1: APPROVAL OF THE SHARE ISSUANCE
This joint proxy statement/prospectus is being furnished to you as an RBA shareholder in connection with the solicitation of proxies by the RBA board for use at the RBA special meeting. At the RBA special meeting, RBA is asking RBA shareholders to consider and vote upon a proposal to approve the issuance of RBA common shares to IAA securityholders in connection with the mergers for purposes of applicable NYSE and TSX rules. Based upon the estimated number of outstanding RBA common shares, outstanding shares of IAA common stock, and outstanding equity awards and other convertible securities of the parties, in each case as of immediately prior to the consummation of the mergers, we estimate that, upon consummation of the mergers, RBA will issue or reserve for issuance approximately 71.1 million RBA common shares to IAA securityholders in the mergers and that existing shareholders of RBA will hold approximately 62.8% and former IAA stockholders will hold approximately 37.2% of the issued and outstanding RBA common shares on a fully diluted basis. The actual number of RBA common shares to be issued in connection with the mergers will be based on the number of shares of IAA common stock and IAA equity awards outstanding at such time and the exchange ratio.
The RBA board, after careful consideration, unanimously determined that the mergers and the RBA share issuance, on the terms and subject to the conditions set forth in the original merger agreement (as amended or modified by the merger agreement amendment), are advisable and in the best interests of, RBA and its shareholders, and approved the merger agreement and the transactions contemplated thereby, including the mergers and the RBA share issuance.
The RBA board unanimously recommends that RBA shareholders vote “FOR” the RBA share issuance proposal
Assuming a quorum is present at the RBA special meeting, approval of the RBA share issuance proposal requires the affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting. Abstentions will not be treated as votes cast and, as a result, any abstention will have no effect on the outcome of the RBA share issuance proposal. The failure of any RBA shareholder to submit a vote (e.g., by not submitting a proxy or not voting in person) will not be counted in determining the votes cast in connection with the RBA share issuance proposal. Because the RBA share issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the RBA share issuance proposal and will not be able to vote on the RBA share issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the RBA share issuance proposal, and will therefore have no effect on the outcome of the RBA share issuance proposal.
THE RBA BOARD UNANIMOUSLY RECOMMENDS THAT RBA SHAREHOLDERS VOTE “FOR” THE RBA SHARE ISSUANCE PROPOSAL

RBA PROPOSAL 2: ADJOURNMENT OF THE RBA SPECIAL MEETING
The RBA special meeting may be adjourned to another time and place if necessary or appropriate to permit the solicitation of additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal.
RBA is asking RBA shareholders to authorize the holder of any proxy solicited by the RBA board to vote in favor of any adjournment of the RBA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA special meeting to approve the RBA share issuance proposal.
The RBA board unanimously recommends that RBA shareholders vote “FOR” the RBA adjournment proposal.
Assuming a quorum is present at the RBA special meeting, approval of the RBA adjournment proposal requires the affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting. Abstentions will not be treated as votes cast and, as a result, any abstention will have no effect on the outcome of the RBA adjournment proposal. The failure of any RBA shareholder to submit a vote (e.g., not submitting a proxy or not voting in person) will not be counted in determining the votes cast in connection with the RBA adjournment proposal. Because the RBA adjournment proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the RBA adjournment proposal and will not be able to vote on the RBA adjournment proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the RBA adjournment proposal, and will therefore have no effect on the outcome of the RBA adjournment proposal.
THE RBA BOARD UNANIMOUSLY RECOMMENDS THAT RBA SHAREHOLDERS VOTE “FOR” THE RBA ADJOURNMENT PROPOSAL

THE IAA SPECIAL MEETING
This joint proxy statement/prospectus is being provided to IAA stockholders in connection with the solicitation of proxies by the IAA board for use at the IAA special meeting and at any adjournments or postponements thereof. IAA stockholders are encouraged to read this entire document carefully, including its annexes and the documents incorporated by reference herein, for more detailed information regarding the merger agreement and the transactions contemplated thereby.
Date, Time and Place of the IAA Special Meeting
The IAA special meeting is scheduled to be held virtually via live webcast on March 14, 2023 beginning at 11:30 a.m., Eastern Time.
IAA stockholders of record or beneficial owners as of the IAA record date will be able to virtually attend and vote at the IAA special meeting by visiting the IAA special meeting website at www.cesonlineservices.com/iaa23_vm. If you are an IAA stockholder of record, or a beneficial owner of IAA common stock, as of the record date, to attend the IAA special meeting, you will need to pre-register for the IAA special meeting by 11:30 a.m., Eastern Time on March 13, 2023. Please have your proxy card, or voting instruction form, containing your control number available and follow the instructions to complete your registration request. After registering, IAA stockholders will receive a confirmation email with a link and instructions for accessing the IAA special meeting. You must pre-register to vote and/or submit a question during the IAA special meeting. We encourage you to allow ample time for online check-in, which will open at 11:00 a.m., Eastern Time. Please note that, because there will not be a physical meeting location, you will not be able to attend the IAA special meeting in person. In order for a beneficial holder of shares of IAA common stock to vote by ballot at the IAA special meeting, such holder will need to obtain and submit a legal proxy from his or her bank, broker or other nominee.
Whether or not you plan to virtually attend the IAA special meeting, please vote promptly via telephone or the internet by following the instructions set forth on your enclosed proxy card, or sign, date and complete your proxy card and return it by mail in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares of IAA common stock at the IAA special meeting. If you hold your shares through a bank, broker or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of IAA stockholders entitled to vote at the IAA special meeting will be available at IAA’s headquarters during ordinary business hours for examination by any IAA stockholder for any purpose germane to the IAA special meeting for a period of at least ten days prior to the IAA special meeting.
Matters to Be Considered at the IAA Special Meeting
The purpose of the IAA special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:
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IAA Proposal 1—Adoption of the Merger Agreement: To adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement (as amended or modified), including the mergers;

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IAA Proposal 2—Advisory Non-Binding Vote on Merger-Related Compensation for Named Executive Officers: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of IAA that is based on or otherwise relates to the merger agreement (as amended or modified) and the transactions contemplated by the merger agreement (as amended or modified); and

•
IAA Proposal 3—Adjournment of the IAA special meeting: To approve the adjournment of the IAA special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IAA special meeting to approve the IAA merger proposal.

Approval of the IAA merger proposal by IAA stockholders is a condition to the mergers. If the IAA stockholders fail to approve the merger proposal, the mergers will not occur. A copy of the original merger agreement and the merger agreement amendment are attached as Annex A-1 and Annex A-2, respectively, to this joint proxy statement/prospectus, and IAA stockholders are encouraged to read the merger agreement carefully and in its entirety. For a detailed discussion of the conditions of the mergers, see the section entitled “The Merger

Agreement—Conditions to Completion of the Mergers.” Approval of the advisory IAA compensation proposal and the IAA adjournment proposal are not conditions to the obligation of either RBA or IAA to complete the mergers.
IAA does not expect that any matter other than the proposals listed above will be brought before the IAA special meeting. Only business within the purposes described in the IAA special meeting notice may be conducted at the IAA special meeting.
Recommendations of the IAA Board
After careful consideration, the IAA board has unanimously (1) determined that the merger agreement (as amended or modified) and the transactions contemplated thereby are fair to and in the best interests of IAA and its stockholders; (2) approved and declared advisable the merger agreement (as amended or modified) and the consummation of the transactions contemplated thereby; (3) directed that the merger agreement (as amended or modified) be submitted to the IAA stockholders; and (4) resolved to recommend that the IAA stockholders adopt the merger agreement (as amended or modified) at a special meeting of IAA stockholders, subject to the terms of the merger agreement (as amended or modified).
Accordingly, the IAA board unanimously recommends that IAA stockholders vote:
•	“FOR” the IAA merger proposal,
•	“FOR” the IAA compensation proposal, and
•	“FOR” the IAA adjournment proposal.
For a discussion of the factors that the IAA board considered in determining to recommend the adoption of the merger agreement, please see the section entitled “The Mergers—IAA’s Reasons for the Mergers and Recommendation of the IAA Board.”
Record Date for the IAA Special Meeting; Outstanding Shares of IAA Common Stock; Voting Rights
Only holders of record of IAA common stock at the close of business on January 25, 2023, the record date for the IAA special meeting, are entitled to notice of, and to vote on all proposals at the IAA special meeting and any adjournments or postponements of the IAA special meeting.
On the IAA record date, there were 133,769,775 shares of IAA common stock issued and outstanding and entitled to vote at the IAA special meeting.
IAA stockholders are entitled to one vote on each matter properly coming before the IAA special meeting for each share of IAA common stock owned on the IAA record date.
Quorum; Abstentions and Broker Non-Votes as of the Close of Business
A quorum of IAA stockholders is necessary to conduct business at the IAA special meeting. The presence, in person (including virtually) or represented by proxy of the holders of a majority of shares of IAA common stock issued and outstanding and entitled to vote at the IAA special meeting will constitute a quorum for the purposes of the IAA special meeting. If a quorum is not present, then, subject to the terms and conditions set forth in the merger agreement, the IAA special meeting may be adjourned or postponed until the holders of the number of shares of IAA common stock required to constitute a quorum attend.
Shares of IAA common stock present at the IAA special meeting and entitled to vote, but not voted, including shares for which an IAA stockholder directs an “abstention” from voting, will each be counted for purposes of determining a quorum.
Under NYSE rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed under NYSE rules to exercise their voting discretion with respect to matters that are “non-routine.” This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals for consideration at the IAA special meeting are considered “non-routine” matters under NYSE rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the IAA special meeting. As a result, IAA does not expect any broker non-votes at the IAA special meeting and, if you hold your shares of IAA common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee or attend the meeting in person (including virtually) and vote your shares. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Bankers, brokers and their nominees will not be able to vote on any of the proposals before the IAA special meeting unless they have received voting instructions from the beneficial owners.
Votes Required
The vote required to approve each of the proposals listed below assumes the presence of a quorum at the IAA special meeting. As described above, IAA does not expect there to be any broker non-votes at the IAA special meeting.
Proposal	Vote Required	Effects of Certain Actions
IAA Proposal 1: the IAA merger proposal	Approval requires the affirmative vote of the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon at the close of business on the IAA record date.
The failure to vote, the failure to instruct your bank, broker or nominee to vote shares held in “street name” in favor of the IAA merger proposal or an abstention from voting will have the same effect as a vote “AGAINST” the IAA merger proposal.

IAA Proposal 2: the IAA compensation proposal
Approval requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the IAA special meeting in person (including virtually) or represented by proxy and entitled to vote thereon.

An abstention on the IAA compensation proposal will have the same effect as a vote “AGAINST” the IAA compensation proposal.

Any shares not present at the IAA special meeting (including due to the failure of an IAA stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the IAA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the IAA compensation proposal, so long as a quorum is otherwise present.

IAA Proposal 3: the IAA adjournment proposal
Approval requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the IAA special meeting in person (including virtually) or represented by proxy and entitled to vote thereon.

An abstention on the IAA adjournment proposal will have the same effect as a vote “AGAINST” the IAA adjournment proposal.

Any shares not present at the IAA special meeting (including due to the failure of an IAA stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the IAA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the IAA adjournment proposal, so long as a quorum is otherwise present.

Because the vote on the IAA compensation proposal is only advisory in nature, it will not be binding on IAA or the IAA board. Accordingly, because IAA is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the mergers are consummated and regardless of the outcome of the IAA compensation proposal.

Voting of Duly Executed Proxies
Unless revoked, all duly executed proxies representing shares of IAA common stock entitled to vote at the IAA special meeting will be voted at the IAA special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, your shares will be voted “FOR” the IAA merger proposal, “FOR” the IAA compensation proposal and “FOR” the IAA adjournment proposal.
Voting by IAA Directors and Executive Officers
As of the IAA record date, the directors and executive officers of IAA beneficially owned, in the aggregate, 823,623 shares of IAA common stock, representing approximately 0.6% of the outstanding shares of IAA common stock entitled to vote at the IAA special meeting.
The directors and executive officers of IAA have informed IAA that they currently intend to vote all such shares of IAA common stock “FOR” the IAA merger proposal, “FOR” the IAA compensation proposal and “FOR” the IAA adjournment proposal.
Attendance at the IAA Special Meeting
Only IAA stockholders of record as of the close of business on the IAA record date, beneficial owners of IAA common stock as of the close of business on the IAA record date, holders of valid proxies for the IAA special meeting and invited guests of IAA may attend the IAA special meeting. An IAA stockholder has the right to appoint a person or company (who does not have to be an IAA stockholder or other person designated in the proxy card or voting information form) to be their representative at the IAA special meeting. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. If you cannot attend the IAA special meeting virtually, you are requested to vote in accordance with the instructions in this section entitled “Methods of Voting” below.
Methods of Voting
Stockholders of Record
IAA stockholders of record as of the IAA record date may vote at the IAA special meeting by proxy, by mail, or by virtually attending and voting at the IAA special meeting via the IAA special meeting website, as described below.
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By Internet Before the IAA Special Meeting: To vote via the internet, IAA stockholders should go to the website listed on their enclosed proxy card and follow the instructions to complete an electronic proxy card. IAA stockholders will be asked to provide their control number included with their proxy materials. Internet voting for IAA stockholders will be available 24 hours a day. An IAA stockholder’s votes must be received before the polls close at the IAA special to be counted. If an IAA stockholder votes via the internet, they do not need to return a proxy card by mail;

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By Telephone: To vote via telephone, dial the toll-free telephone number shown on your proxy card. IAA stockholders will be asked to provide the control number included with their proxy materials. Telephone voting for IAA stockholders will be available 24 hours a day. An IAA stockholder’s votes must be received before the polls close at the IAA special meeting to be counted. If an IAA stockholder votes via telephone, they do not need to return a proxy card by mail;

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By Mail: To vote by mail using the enclosed proxy card, IAA stockholders need to complete, sign and date the proxy card and return it promptly by mail using the enclosed, preaddressed, postage paid envelope so that it is received before the IAA special meeting. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail; or

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Virtually via the IAA Special Meeting Website: To attend the IAA special meeting, IAA stockholders will need to pre-register for the IAA special meeting before the polls close at the IAA special meeting. IAA stockholders should have their proxy card, or voting instruction form, containing their control number available and follow the instructions to complete their registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the IAA special meeting. IAA stockholders should verify that they have received the confirmation email in advance of the IAA special meeting, including the possibility that it may be in your spam or junk folder. IAA stockholders must pre-register to vote and/or submit a question during the IAA special meeting. In order for a beneficial holder of shares of IAA common stock to vote by ballot at the IAA special meeting, such holder will need to obtain and submit a legal proxy from his or her bank, broker or other nominee.
Beneficial (Street Name) Stockholders
For shares of IAA common stock held through a bank, broker or other nominee in “street name” instead of as a stockholder of record, IAA stockholders must follow the voting instructions provided by their bank, broker or other nominee in order to vote your shares. An IAA stockholder’s voting instructions must be received by their bank, broker or other nominee prior to the deadline set forth in the information from their bank, broker or other nominee on how to submit voting instructions. If an IAA stockholder does not provide voting instructions to their bank, broker or other nominee for a proposal, their shares of IAA common stock will not be voted on that proposal because their bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the IAA special meeting. See the section entitled “—Quorum; Abstentions and Broker Non-Votes as of the Close of Business.”
For shares of IAA common stock held through a bank, broker or other nominee in “street name,” an IAA stockholder may virtually attend and vote at the IAA special meeting only if they obtain and submit a “legal proxy” from their brokerage firm, bank, dealer or other similar organization, trustee, or nominee giving you the right to vote such shares. See the section entitled “The IAA Special Meeting—Virtually Attending the IAA special meeting.”
Virtually Attending the IAA Special Meeting
IAA stockholders will be able to virtually attend the IAA special meeting by visiting the IAA special meeting website. To virtually attend the IAA special meeting, they will need to pre-register using the control number included with their proxy materials.
If an IAA stockholder wishes to virtually attend and vote their shares online at the IAA special meeting via the IAA special meeting website, they must (i) be an IAA stockholder of record at the close of business on the IAA record date, (ii) hold their shares of IAA common stock beneficially in the name of a bank, broker or other nominee as of the IAA record date and obtain and submit a “legal proxy” from their bank, broker or other nominee giving them the right to vote such shares, or (iii) hold a valid proxy for the IAA special meeting.
For an IAA stockholder of record as of the IAA record date, to vote at the IAA special meeting, they will need to pre-register for the IAA special meeting by 11:30 a.m., Eastern Time on March 13, 2023. IAA stockholders should have their proxy card, or voting instruction form, containing your control number available and follow the instructions to complete your registration request. If an IAA stockholder has misplaced their proxy card, please call Innisfree toll-free at (877) 750-8334.
If an IAA stockholder holds their shares of IAA common stock in “street name,” they may virtually attend and vote at the IAA special meeting, but only if you obtain and submit a “legal proxy” from their bank, broker or nominee giving you the right to vote such shares. If such an IAA stockholder intends to vote during the IAA special meeting, as a beneficial shareholder such IAA stockholder must obtain and submit a “legal proxy” from its brokerage firm or bank. Most brokerage firms or banks allow a shareholder to obtain and submit a “legal proxy” either online or by mail. Follow the instructions provided by your brokerage firm or bank. If you have requested a “legal proxy” online, and you have not received an email with your “legal proxy” within two business days of your request, contact your brokerage firm or bank. If you have requested a “legal proxy” by mail, and you have not received it within five business days of your request, contact your brokerage firm or bank. You may submit your “legal proxy” by attaching the “legal proxy” (in PDF, JPEG, GIF or PNG file format) along with your voting ballot during the meeting.
If an IAA stockholder plans to virtually attend and vote at the IAA special meeting via the IAA special meeting website, IAA still encourages them to vote in advance by telephone, via the internet or by mail so that their vote will be counted even if they later decide not to virtually attend the IAA special meeting via the IAA special meeting website. Voting a proxy by telephone, via the internet or by mail will not limit a registered IAA stockholders’ right to virtually attend and vote at the IAA special meeting via the IAA special meeting website if they later decide to do so. The chairperson of the IAA special meeting reserves the right to accept late proxies and to extend or waive the proxy cut off at their discretion, with or without notice.

Revocability of Proxies
Any IAA stockholder giving a proxy has the right to revoke it at any time before the proxy is exercised at the IAA special meeting. IAA stockholders of record may revoke your proxy by any of the following actions:
•
by sending a signed written notice of revocation to IAA’s Corporate Secretary, at the address below, which must be received not less than 24 hours prior to the time that such proxies are exercised and shares are voted at the IAA special meeting;

•	by submitting a validly executed proxy card with a later date either by mail, via the internet or by telephone that is received by IAA’s Secretary before the polls close at the IAA special meeting; or
•	by virtually attending the IAA special meeting and voting or requesting that your proxy be revoked at the IAA special meeting via the IAA special meeting website as described above.
Only the last submitted proxy from an IAA stockholder will be considered.
Execution or revocation of a proxy will not in any way affect an IAA stockholder’s right to virtually attend and vote at the IAA special meeting via the IAA special meeting website.
Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:
IAA, Inc.
Attention: Office of the Corporate Secretary
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois 60154
(708) 492-7000
If your shares of IAA common stock are held in “street name” and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining and submitting a “legal proxy” from your brokerage firm, bank, dealer or other similar organization, trustee, or nominee and voting your shares at the IAA special meeting via the IAA special meeting website.
Proxy Solicitation Costs
IAA is soliciting proxies on behalf of the IAA board. IAA will bear the entire cost of soliciting proxies from IAA stockholders. Proxies may be solicited on behalf of IAA or IAA directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. IAA directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.
IAA will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of IAA common stock and secure their voting instructions, if necessary. IAA may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.
IAA has retained Innisfree and Kingsdale as proxy solicitors to assist in soliciting proxies and in communicating with IAA stockholders. IAA estimates that it will pay the IAA proxy solicitors a fee of approximately $500,000, plus reimbursement for certain out-of-pocket fees and expenses. IAA also has agreed to indemnify the IAA proxy solicitors against certain losses, claims, damages, liabilities or expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Adjournments
If a quorum is present at the IAA special meeting but there are insufficient votes at the time of the IAA special meeting to approve the IAA merger proposal, then IAA stockholders may be asked to vote on the IAA adjournment proposal. If a quorum is not present, the chairperson of the IAA special meeting or holders of a majority of the shares present in person or represented by proxy at the meeting may adjourn the IAA special meeting, from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. However, the merger agreement provides that IAA may not adjourn the IAA special meeting for such purposes without RBA’s prior written consent to a date that is (i) more than ten business days after it is then scheduled, (ii) more than 60 days after the date for which the IAA special meeting was originally scheduled or (iii) less than three business days prior to the outside date. The chairperson of the IAA special meeting or holders of a majority of the voting power of the shares present in person or represented by proxy at the meeting may also adjourn the meeting to another place, if any, date or time, even if a quorum is present.
At any subsequent reconvening of the IAA special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the IAA special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is exercised at the reconvened meeting.
Other Matters
At this time, IAA knows of no other matters to be submitted at the IAA special meeting. However, if any other matter properly comes before the IAA special meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that may properly come before the IAA special meeting.
Assistance
If you need assistance voting or completing your proxy card, or if you have questions regarding the IAA special meeting, please contact Innisfree or Kingsdale, IAA’s proxy solicitors for the IAA special meeting, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free: (877) 750-8334
Banks and Brokers Call Collect: (212) 750-5833

Kingsdale Advisors
The Exchange Tower
130 King Street West, Suite 2950
Toronto, ON M5X 1E2
North America Toll Free: (866) 851-3215
Outside North America: (416) 867-2272
Email: contactus@kingsdaleadvisors.com
IAA STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGERS. IN PARTICULAR, IAA STOCKHOLDERS ARE DIRECTED TO THE ORIGINAL MERGER AGREEMENT AND THE MERGER AGREEMENT AMENDMENT, EACH OF WHICH ARE ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX A-1 AND ANNEX A-2, RESPECTIVELY.

IAA PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT
IAA is asking IAA stockholders to adopt the merger agreement (as amended or modified) and, thereby, approve the transactions contemplated thereby, including the mergers.
The mergers and a summary of the terms of the merger agreement (as amended or modified) are described in more detail under the sections entitled “The Mergers” and “The Merger Agreement,” and IAA stockholders are encouraged to read the full text of the original merger agreement and the merger agreement amendment, each of which is attached hereto as Annex A-1 and Annex A-2, respectively.
As discussed in the section entitled “The Mergers—IAA’s Reasons for the Mergers and Recommendation of the IAA Board,” after consideration, the IAA board unanimously (1) determined that the merger agreement (as amended or modified) and the transactions contemplated thereby are fair to and in the best interests of IAA and its stockholders; (2) approved and declared advisable the merger agreement (as amended or modified) and the consummation of the transactions contemplated thereby; (3) directed that the merger agreement (as amended or modified) be submitted to the IAA stockholders; and (4) resolved to recommend that the IAA stockholders adopt the merger agreement (as amended or modified) at a special meeting of IAA stockholders, subject to the terms of the merger agreement (as amended or modified).
Vote Required
Assuming a quorum is present at the IAA special meeting, approval of the IAA merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon at the close of business on the IAA record date. If an IAA stockholder fails to vote, fails to instruct its bank, broker or nominee to vote in favor of the IAA merger proposal or abstains from voting, it will have the same effect as a vote “AGAINST” the IAA merger proposal.
The vote on this proposal is a vote separate and apart from the IAA compensation proposal and the IAA adjournment proposal. Accordingly, if you are an IAA stockholder, you may vote to approve the IAA compensation proposal and/or the IAA adjournment proposal and vote not to approve this IAA merger proposal and vice versa. The approval of the IAA merger proposal is a condition to closing under the merger agreement. Accordingly, the parties cannot complete the transactions contemplated by the merger agreement (as amended or modified), including the mergers, without approval of the IAA merger proposal.
THE IAA BOARD UNANIMOUSLY RECOMMENDS THAT IAA STOCKHOLDERS VOTE “FOR” THE IAA MERGER PROPOSAL

IAA PROPOSAL 2: ADVISORY NON-BINDING VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, IAA is seeking a non-binding advisory stockholder vote regarding certain compensation that may be paid or become payable to IAA’s named executive officers that is based on or otherwise relates to the mergers, as disclosed in the section entitled “Interests of IAA Directors and Executive Officers in the Mergers” of this joint proxy statement/prospectus. The IAA compensation proposal gives IAA stockholders the opportunity to express their views on the merger-related compensation of IAA named executive officers.
Accordingly, IAA is asking IAA stockholders to vote “FOR” the adoption of the following resolution, on an advisory, non-binding basis:
“RESOLVED, that the compensation that may be paid or become payable to IAA named executive officers that is based on or otherwise relates to the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of IAA Directors and Executive Officers in the Mergers—Quantification of Payments and Benefits to IAA Named Executive Officers—Golden Parachute Compensation,” including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”
Vote Required
You may vote “FOR,” “AGAINST” or “ABSTAIN” for the IAA compensation proposal. Assuming a quorum is present at the IAA special meeting, approval of the IAA compensation proposal requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the IAA special meeting in person (including virtually) or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of an IAA stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the IAA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the IAA compensation proposal, provided that a quorum is otherwise present. An abstention on the IAA compensation proposal will have the same effect as a vote “AGAINST” the IAA compensation proposal.
Approval of the IAA compensation proposal is not a condition to the obligation of either RBA or IAA to complete the mergers. The vote on the IAA compensation proposal is a vote separate and apart from the vote to adopt the merger agreement (as amended or modified). Accordingly, if you are an IAA stockholder, you may vote to approve the IAA merger proposal and vote not to approve the IAA compensation proposal, and vice versa. The vote on the IAA compensation proposal is advisory and non-binding. As a result, if the mergers are completed, the merger-related compensation may be paid to IAA named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if IAA stockholders do not approve the IAA compensation proposal.
THE IAA BOARD UNANIMOUSLY RECOMMENDS THAT IAA STOCKHOLDERS VOTE “FOR” THE IAA COMPENSATION PROPOSAL

IAA PROPOSAL 3: ADJOURNMENT OF THE IAA SPECIAL MEETING
IAA is asking IAA stockholders to authorize the holder of any proxy solicited by the IAA board to vote in favor of any adjournment of the IAA special meeting to another time and place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the IAA special meeting to approve the IAA merger proposal.
If the IAA stockholders approve this adjournment proposal, IAA could adjourn the IAA special meeting and any adjourned session of the IAA special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from IAA stockholders that have previously voted. Among other things, approval of the IAA adjournment proposal could mean that, even if IAA had received proxies representing a sufficient number of votes against the IAA merger proposal to defeat that proposal, IAA could adjourn the IAA special meeting without a vote on the IAA merger proposal and seek to convince the holders of such shares to change their votes to votes in favor of the IAA merger proposal.
If the IAA special meeting is adjourned, IAA stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.
Vote Required
You may vote “FOR,” “AGAINST” or “ABSTAIN” for the IAA adjournment proposal. Assuming a quorum is present at the IAA special meeting, approval of the IAA adjournment proposal requires the affirmative vote of the holders of a majority of the shares of IAA common stock present at the special meeting (including virtually) or represented by proxy and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of an IAA stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the IAA special meeting to such bank, broker or other nominee) will have no effect on the outcome of the IAA adjournment proposal, provided that a quorum is otherwise present. An abstention on the IAA adjournment proposal will have the same effect as a vote “AGAINST” the IAA adjournment proposal.
The vote on the IAA adjournment proposal is separate and apart from the vote on the IAA merger proposal and the IAA compensation proposal. Accordingly, you may vote to approve the IAA merger proposal and/or the IAA compensation proposal and vote not to approve the IAA adjournment proposal and vice versa. Approval of the IAA adjournment proposal is not a condition to the obligation of either RBA or IAA to complete the mergers.
THE IAA BOARD UNANIMOUSLY RECOMMENDS THAT IAA STOCKHOLDERS VOTE “FOR” THE IAA ADJOURNMENT PROPOSAL

THE MERGERS
General
RBA, US Holdings, Merger Sub 1, Merger Sub 2 and IAA have entered into the merger agreement, which provides for the acquisition of IAA by RBA through a merger of Merger Sub 1 with and into IAA, with IAA continuing as the surviving corporation and as an indirect wholly owned subsidiary of US Holdings, and immediately following the first merger, IAA will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving LLC. As a result of the mergers, the separate existence of IAA and Merger Sub 1 will cease and Merger Sub 2 will continue its existence under the DGCL as the surviving company and as an indirect wholly owned subsidiary of RBA. The surviving LLC will be named IAA Holdings, LLC.
Merger Consideration
If the mergers are completed, each issued and outstanding share of IAA common stock, other than excluded shares, will be converted into the right to receive (i) 0.5252 of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes. IAA stockholders will receive cash in lieu of any fractional RBA common shares to which they would otherwise be entitled.
The market price of RBA common shares that IAA stockholders receive at the time the mergers are completed could be greater than, less than or the same as the market price of RBA common shares on the date of this joint proxy statement/prospectus or on the date of the RBA special meeting and the IAA special meeting. Accordingly, you should obtain current market quotations for RBA common shares and IAA common stock before deciding how to vote on the RBA proposals or IAA proposals, as applicable. RBA common shares are traded on the NYSE and the TSX under the symbol “RBA,” and IAA common stock is traded on the NYSE under the symbol “IAA.” RBA common shares will continue trading on the NYSE and the TSX under the symbol “RBA” after completion of the mergers.
Background of the Mergers
The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the IAA board, RBA board or respective committees thereof or the representatives of IAA, RBA and other parties.
The RBA board, together with RBA’s management team, regularly evaluates RBA’s historical performance, future growth prospects and overall strategic direction in light of the evolving business and economic environment. This evaluation has entailed reviewing RBA’s long-term strategy as a standalone company and considering potential opportunities for business combinations, acquisition or sale transactions, and other financial and strategic alternatives with a view towards enhancing shareholder value. Since 2021, Goldman Sachs, as financial advisor, has assisted RBA from time to time in evaluating such opportunities.
IAA is a publicly traded company formed as part of the IAA spin-off (which was completed on June 28, 2019). Since that time, the IAA board, together with IAA’s management team, has regularly evaluated IAA’s historical performance, current financial position, future growth prospects and long-term strategic plan. The IAA board has also considered various strategic opportunities available to IAA, as well as ways to enhance stockholder value and IAA’s performance and prospects, taking into account the business, competitive, regulatory, financing and economic environment and developments in IAA’s industry. The IAA board has also considered the constraints imposed by the non-compete agreement entered into with KAR at the time of the IAA spin-off, which remains in effect until June 28, 2024 and would apply to any third party that acquired IAA, on potential third party acquirors and on IAA’s ability to acquire certain businesses or assets or pursue certain potentially attractive business opportunities. In considering the various opportunities, the IAA board has focused on the best available avenues to enhance stockholder value along with the associated benefits and risks. These reviews have included discussions as to whether IAA should: (1) continue to execute on its long-term strategy as a standalone company; (2) pursue various acquisitions, investments, business combinations, partnerships or joint ventures; (3) modify IAA’s capital allocation strategy and/or leverage profile; or (4) pursue a sale of the entire company, sale of certain assets or a significant strategic transaction with a potential counterparty (including both strategic and financial parties).
On July 22, 2021, the IAA board held a meeting with IAA management to discuss strategy matters. The meeting focused on IAA’s then-current standalone business strategy, an assessment and evaluation of IAA’s general market positioning, an overview of future potential disruption themes in the sector and related opportunities for IAA, and an overview of potential strategic counterparties for IAA, including RBA. Following discussion of the merits of a potential combination with RBA (including, among other considerations, that, given the relative size of the parties, the transaction would likely be structured with a large stock component, which would allow both companies’ stockholders to share in synergies and other benefits of a potential transaction), the IAA board authorized John Kett, IAA’s Chief Executive Officer, to contact Ann Fandozzi, RBA’s Chief Executive Officer, to engage in exploratory, high-level discussions regarding the potential merits of a business combination. The IAA board authorized IAA management to engage in these exploratory discussions because the IAA board believed that, as among other potential strategic alternatives available, (1) RBA likely represented the most attractive strategic counterparty (taking into account the other potential counterparties reviewed with the IAA board) given the complementary nature of the respective businesses and the potential for significant synergies and other benefits and (2) the likely structure as a merger of equals or similar stock-for-stock transaction would enable IAA’s stockholders to share in the potentially significant benefits of a business combination. See the section entitled “—IAA’s Reasons for the Mergers and Recommendation of the IAA Board of Directors.”
In early August 2021, at the request of Mr. Kett, Guggenheim Securities prepared a summary of IAA’s strategic positioning, the rationale for a combination with RBA, and a framework for assessing potential synergies.
On August 13, 2021, Mr. Kett emailed Ms. Fandozzi to ask if she was available to meet to discuss a potential business combination between IAA and RBA and shared the materials prepared by Guggenheim Securities.
On September 30, 2021, Mr. Kett and Ms. Fandozzi held a meeting to discuss the potential merits of a business combination between IAA and RBA. Ms. Fandozzi agreed that the strategic rationale for a potential business combination appeared strong, and the two agreed to set up meetings with their respective management teams to further explore the merits of a potential transaction.
On October 12, 2021, IAA and RBA entered into a mutual nondisclosure agreement which included a mutual one year standstill restriction (but did not include a “don’t ask, don’t waive” provision or prohibit confidential proposals regarding a potential business combination). Despite entering into this mutual nondisclosure agreement, the parties did not exchange written material non-public information before June 2022.
On October 12 and 13, 2021, members of IAA management held in person meetings with members of RBA management to discuss their respective businesses and sector trends and explore the potential merits of a potential business combination. These business diligence discussions did not involve any discussion of price or other material terms, except that the parties acknowledged that any such transaction would involve a large stock component. Following these discussions, the parties agreed to have follow-up meetings to further explore the potential merits of a potential business combination. These follow-up meetings were initially scheduled for late December 2021, but in early December 2021 the parties agreed to delay the follow-up meetings to February 2022 to afford the parties more time to act on other internal priorities. In early January 2022, the parties agreed to hold the meetings on March 3 and 4, 2022 to accommodate scheduling constraints.
On November 3, 2021, at a regularly scheduled meeting of the RBA board, Ms. Fandozzi reported on the discussions with IAA and discussed the strategic rationale of a potential business combination. The RBA board supported further exploration of the merits of a potential transaction.
In November and early December 2021, IAA management, in consultation with members of the IAA board, evaluated various potential financial advisors to assist IAA in exploring strategic alternatives, including the potential transaction with RBA. Ultimately, in December 2021, IAA management began working on a preliminary basis with each of J.P. Morgan and Guggenheim Securities in connection with the potential transaction, although neither firm was formally mandated as an advisor at that time.
On February 11, 2022, IAA released its financial results for 2021 and provided its outlook for 2022. Following the announcement, IAA’s share price declined by over 20% from its prior closing price on the NYSE of $46.23, closing at $35.67.
On February 16, 2022, at a regularly scheduled meeting of the RBA board, members of RBA management further discussed with the RBA board the strategic rationale for a potential transaction with IAA and the scheduled meetings to be held between the parties on March 3 and 4, 2022.
On February 17, 2022, during a regularly scheduled IAA board meeting, members of IAA management and representatives of J.P. Morgan and Guggenheim Securities provided the IAA board with an overview of the strategic landscape, IAA’s standalone prospects, investor and analyst sentiment towards IAA, in light of IAA’s 2021 results, and 2022 outlook and potential strategic opportunities available to IAA, including a review of potential strategic counterparties for a business combination with IAA. Representatives of J.P. Morgan and Guggenheim Securities discussed with the IAA board the low likelihood that private equity sponsors would make a compelling proposal for IAA given that, absent meaningful improvements, IAA’s financial profile and growth prospects would not support the level of returns sponsors typically require to transact. Representatives of J.P. Morgan and Guggenheim Securities also provided an overview of the potential merits and potential risks associated with a business combination with RBA based on conversations with IAA management and reviewed process considerations if the parties were to advance further into discussions regarding a potential transaction. Representatives of J.P. Morgan and Guggenheim Securities also noted the recent relative share price performances of IAA and RBA. The IAA board discussed these developments, among other matters, with J.P. Morgan and Guggenheim Securities, and concluded that the trading decline created an unfavorable negotiating position for IAA. Following such discussions, the IAA board determined that IAA should not proceed with the scheduled meetings on March 3 and 4, 2022 with RBA given the market’s reaction to IAA’s 2021 results and 2022 outlook.
On February 19, 2022, Mr. Kett notified Ms. Fandozzi that IAA was cancelling the scheduled meetings on March 3 and 4, 2022 due to IAA’s need to focus on internal priorities given recent developments.
Since IAA became a publicly traded company in June 2019, the IAA board and management have prioritized constructive engagement with IAA’s stockholders with respect to its business, corporate strategies and initiatives, performance and future growth prospects, financial results and corporate governance matters. As part of these stockholder engagement efforts, representatives of IAA, including John Kett, met with representatives of Ancora Holdings Group, LLC (“Ancora”) at Ancora’s request on March 11, 2022.
On March 15, 2022, Ancora issued a public letter to the IAA board expressing Ancora’s belief that IAA should either appoint a new CEO or “explore a sale process and secure meaningful value for stockholders.” On the same day, IAA issued a press release in response to Ancora’s letter confirming that the IAA board regularly evaluates IAA’s business and strategy, is committed to enhancing value for the IAA stockholders and seeks a constructive dialogue with Ancora.
Starting on March 18, 2022 through April 29, 2022, John Larson, independent Chairman of the IAA board, as well as other members of the IAA board, including Mr. Kett, held a series of discussions with representatives of Ancora. During these discussions, representatives of Ancora reiterated the perspectives expressed in Ancora’s letter, encouraging the IAA board to swiftly pursue a dual path of exploring strategic alternatives while also running a search for a CEO successor. During these discussions, representatives of IAA informed representatives of Ancora that the constraints imposed by the non-compete agreement entered into with KAR at the time of the IAA spin-off continue until June 28, 2024 and would apply to any company that buys IAA, limiting the universe of potential strategic buyers. The representatives of Ancora never identified a potential buyer for IAA during this series of discussions, nor did the IAA board receive any inbound expressions of interest from potential buyers (other than RBA as discussed below) at any time prior to the execution of the merger agreement. J.P. Morgan provided certain financial advisory services to the IAA board and management over the course of these discussions with Ancora.
Also during these discussions, representatives of Ancora sought certain changes to the composition of the IAA board and recommended certain individuals to be considered by the Nominating and Corporate Governance Committee of the IAA board (the “IAA NGC committee”). The IAA NGC committee interviewed these individuals, as well as Michael Sieger, who was identified by IAA.
Shortly after the public disclosure of Ancora’s discussions with IAA, Guggenheim Securities sought to formalize an engagement with IAA. IAA advised Guggenheim Securities that it did not wish to retain Guggenheim Securities with respect to activism defense and that, while it had not determined to hire advisors with respect to a transaction with RBA or any other third party, it could not provide Guggenheim Securities with potential assurances that Guggenheim Securities would be retained as an advisor in that respect. Mr. Kett did, however, following consultation with the IAA board, indicate to representatives of Guggenheim Securities that IAA would not object to Guggenheim Securities becoming a financial advisor to RBA in connection with a potential transaction with IAA or otherwise. IAA had not provided any projected financial information or forecasts regarding IAA to Guggenheim Securities in connection with the discussions to this point regarding a potential transaction with RBA.

In early April, following the above referenced conversations with IAA, representatives from Guggenheim Securities reached out to Ms. Fandozzi to review its prior history around the initial discussions between RBA and IAA and to seek a role as RBA’s financial advisor in connection with a potential transaction with IAA.
On April 11, 2022, the RBA board held a meeting at which representatives of RBA management and Goldman Sachs were in attendance. The meeting participants discussed recent developments regarding IAA and the potential opportunity to submit a proposal to acquire IAA, including alternatives for financing a potential transaction.
On April 29, 2022, IAA announced that it would (1) expand the IAA board to 10 directors, 9 of whom are independent, (2) appoint Michael Sieger, who has decades of valuable automotive insurance industry experience, to the IAA board, and (3) form an Operations Committee of the IAA board focused on driving operational performance. A representative of Ancora stated in IAA’s announcement that these changes would be beneficial in driving IAA forward and ensuring the common goal of creating the most value for IAA stockholders. In connection with its discussions with Ancora, the IAA board also invited Ancora to meet with the IAA board to present Ancora’s perspectives and to discuss IAA and its strategy.
On May 6, 2022, at a regularly scheduled meeting of the RBA board, Ms. Fandozzi and Goldman Sachs discussed recent developments regarding IAA and provided background on IAA’s business and relationships. The meeting participants discussed the potential opportunity to submit a proposal to acquire IAA and related process considerations. The RBA board expressed support for further engagement with IAA to determine if a transaction could be achieved on acceptable terms and authorized Ms. Fandozzi to contact Mr. Kett to propose re-visiting discussions regarding a potential transaction. Also, at this meeting, the RBA board determined to form a committee for convenience and efficiency, and not in response to any actual or potential conflict of interest concerns in relation to IAA, to oversee the evaluation of a potential transaction between RBA and IAA, which committee was comprised of independent directors Erik Olsson (Chair), Adam DeWitt, Robert Elton and Lisa Hook (the “RBA transaction committee”). Following the formation of the RBA transaction committee, RBA management and the members of the RBA transaction committee regularly briefed the other directors regarding matters discussed at meetings of the RBA transaction committee.
On May 10, 2022, IAA issued a press release announcing its financial results for its fiscal first quarter ended April 3, 2022.
On May 11, 2022 representatives from IAA management met with representatives of Ancora to discuss IAA’s fiscal first quarter results and to provide Ancora an opportunity to discuss its perspectives regarding IAA and its performance.
On May 15, 2022, Ms. Fandozzi contacted Mr. Kett to propose re-visiting discussions regarding a potential business combination.
On May 16, 2022, the RBA transaction committee held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities, and Goodwin Procter LLP, counsel to RBA (“Goodwin”), in attendance. Guggenheim Securities was selected by RBA to provide advisory services in connection with the potential transaction with IAA given its industry knowledge as well as its experience in similar transactions. Guggenheim Securities disclosed to RBA that Guggenheim Securities had engaged in previous discussions with IAA, including the IAA board, with respect to a potential transaction with RBA, but that it had ceased working with IAA in February 2022 and never entered into an engagement letter with IAA, including with respect to a potential transaction with RBA. At this meeting, Ms. Fandozzi updated the RBA transaction committee on her recent contact with Mr. Kett, and representatives of Goldman Sachs and Guggenheim Securities reviewed IAA’s recent earnings and share price performance, analyst consensus estimates, and certain financial and valuation metrics relevant to a potential transaction. The meeting participants also discussed the key terms to be considered for a non-binding proposal to acquire IAA. The RBA transaction committee determined to reconvene to further discuss the submission of such a proposal.
On May 19, 2022, the RBA transaction committee held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance. RBA management, together with representatives of Goldman Sachs and Guggenheim Securities, provided an overview of the salvage auto industry and related investor perspectives. The meeting participants discussed the strategic rationale for a business combination transaction between RBA and IAA, including the potential benefits and risks, and the key terms for a non-binding proposal to acquire IAA. Based on that discussion, the RBA transaction committee authorized Ms. Fandozzi to deliver to IAA a written, non-binding proposal to acquire 100% of the issued and outstanding common shares of IAA with a mix of cash and RBA stock. Thereafter, Ms. Fandozzi contacted Mr. Kett to request a meeting with Mr. Kett and Mr. Larson to discuss a potential transaction between RBA and IAA.

On May 24, 2022, Mr. Larson and Mr. Kett held an in-person meeting with Ms. Fandozzi, during which Ms. Fandozzi outlined RBA’s views of the strategic rationale for a potential transaction between IAA and RBA and indicated that RBA would deliver an acquisition proposal with respect to a potential business combination.
Later that day, Ms. Fandozzi delivered IAA a written proposal (the “May proposal”) to acquire 100% of the issued and outstanding common shares of IAA in a cash and stock transaction valued at $46.00 per IAA share, consisting of $12.00 per share in cash and 0.5540 RBA shares per IAA share, representing $34.00 per share in stock based on RBA’s 5-day volume-weighted average price of $61.38 as of May 20, 2022. In the May proposal, RBA noted that the proposal (1) assumed the estimated run-rate cost synergies for the proposed transaction would be $150 million, (2) represented an approximately 29.2% premium to IAA’s 20-day volume weighted average price on May 20, 2022 and (3) would result in existing IAA stockholders owning approximately 40% of the outstanding shares of the combined company on a fully diluted basis. The May proposal also outlined RBA’s strategic rationale for the potential transaction.
On May 26, 2022, the IAA board held a meeting with representatives of IAA management in attendance to discuss the May proposal and next steps. Following discussion, the IAA board directed IAA management to work with J.P. Morgan to prepare analysis of the May proposal to be presented to the IAA board at a subsequent meeting.
On June 1, 2022, Mr. Kett contacted Ms. Fandozzi and informed her that the IAA board had met to have a preliminary discussion regarding the merits of the May proposal and would be holding a subsequent meeting on the following day to further discuss the May proposal, and that he expected to relay IAA’s response shortly thereafter.
On June 2, 2022, the IAA board held a meeting to discuss the May proposal with representatives of IAA management and J.P. Morgan in attendance. The representatives of J.P. Morgan reviewed with the IAA board a preliminary financial analysis of the May proposal. At the direction of IAA management, J.P. Morgan based its analysis on analyst consensus forecasts for RBA and preliminary, four-year standalone forecasts for IAA prepared by IAA management (the “stretch case IAA forecasts”). The stretch case IAA forecasts had been prepared by IAA management in February 2022 at the direction of the IAA compensation committee as an upside case in order to enable such committee to set appropriately high targets for purposes of management’s performance based incentive awards, and were provided to J.P. Morgan for use in its financial analyses only for illustrative purposes to assist the IAA board in assessing the May proposal. Representatives of IAA management noted that they were in the process of updating their long-term forecast as part of management’s annual strategy planning process, and that once the updated forecasts were available, management would review such forecasts with the IAA board at its regularly scheduled annual strategic review in July 2022. See the section entitled “—Certain IAA Financial Forecasts.” A discussion ensued regarding the strategic rationale for the potential transaction, the benefits and risks of the proposed consideration mix, whether it was an appropriate time for IAA to pursue a strategic transaction, including given that the IAA share price had not yet fully recovered from its February declines, and potential responses to the May proposal. After excusing the representatives of J.P. Morgan, the directors then met in executive session with IAA management to discuss the merits of the potential transaction and the May proposal and determined that, while the strategic rationale for the potential transaction was attractive and the directors were supportive of exploring a primarily stock transaction that would afford IAA stockholders the opportunity to share in the potentially significant benefits resulting from the potential transaction while receiving a meaningful upfront premium and cash payment, IAA should negotiate for more value before engaging further. Accordingly, the IAA board directed IAA management to tell RBA that the value represented by the May proposal did not represent an appropriate basis to commence further discussions or exchange non-public information with RBA.
On June 9, 2022, Mr. Kett sent Ms. Fandozzi and Mr. Olsson a letter stating that, while IAA shared RBA’s views regarding the strategic rationale for a potential transaction between the parties, the May proposal did not appear to be particularly compelling for IAA stockholders, especially in light of the valuable systems and synergies that IAA would deliver to the combined company, and therefore was not a reasonable starting point for exchanging non-public information or commencing discussions for a potential transaction. Prior to transmitting this letter, Mr. Kett contacted Ms. Fandozzi to discuss the response of the IAA board to the May proposal and the contents of the forthcoming letter.
On June 13, 2022, the RBA transaction committee held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance. At this meeting, Ms. Fandozzi updated the transaction committee on her recent contact with Mr. Larson and Mr. Kett, and the meeting participants discussed IAA’s letter with respect to the May proposal, potential responses to IAA, and the importance of conducting preliminary due diligence regarding the potential transaction benefits, including the anticipated run-rate cost synergies which were estimated at $150 million based on publicly-available information, to determine if a transaction could be achieved on acceptable terms. Representatives of Goldman Sachs and Guggenheim Securities also reviewed certain financial analyses applicable to a potential transaction. Following this discussion, the RBA transaction committee authorized an increase in the cash component of the May proposal by $1.50 per share in cash to $13.50 per share, with a message to IAA that RBA did not intend to revisit value until the parties had conducted mutual preliminary due diligence regarding the potential transaction benefits.
On June 14, 2022, Ms. Fandozzi telephoned Mr. Kett to indicate that it would be beneficial to both companies to permit RBA to conduct high-level business and synergy diligence and stated that RBA would be providing a revised proposal over the near term with the expectation that such diligence would commence promptly thereafter.
On June 15, 2022, at a regularly scheduled meeting, the IAA board discussed the possibility of forming a committee of the IAA board to facilitate the efficient and responsive oversight and management of a potential transaction process, and not in response to any actual or potential conflict of interest concerns in relation to RBA. Following discussion, including a discussion of the directors with respect to the experience and expertise that would be most beneficial to the effectiveness of the committee, the IAA board authorized the creation of a transaction committee comprised of John Larson, John Kett, Peter Kamin, Sue Gove and Brian Bales (the “IAA transaction committee”), which was empowered to oversee the evaluation of potential strategic alternatives involving IAA, including a potential change of control transaction, subject to ultimate review and approval by the full IAA board. The IAA board further determined that all directors would be invited to and encouraged to participate in the IAA transaction committee meetings. Following the formation of the IAA transaction committee, IAA management and the members of the IAA transaction committee regularly briefed the other directors regarding matters discussed at the IAA transaction committee meetings. The IAA board also reviewed and approved the terms of an engagement letter engaging J.P. Morgan to act as IAA’s financial advisor in connection with certain defense preparedness matters. Such engagement letter did not cover J.P. Morgan’s role as financial advisor in connection with the potential transaction with RBA. The IAA board selected J.P. Morgan for this role based on its experience and expertise in similar matters and its familiarity with IAA.
Later on June 15, 2022, Ms. Fandozzi delivered IAA a written proposal (the “June proposal”) to acquire 100% of the issued and outstanding common shares of IAA in a cash and stock transaction valued at $46.88 per IAA share, consisting of $13.50 per share in cash, an increase of $1.50 per share in cash from the May proposal, and 0.5540 RBA shares per IAA share. In the June proposal, RBA noted that the proposal implied a 25.2% premium to IAA’s 5-day volume weighted average price as of June 14, 2022 and would result in IAA stockholders owning approximately 40% of the outstanding shares of the combined company on a fully diluted basis. The June proposal further stated that while RBA remained open to further increasing its proposal, it did not intend to revisit value until the parties had conducted mutual preliminary due diligence regarding the potential transaction benefits.
On June 16, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management and J.P. Morgan in attendance to discuss the June proposal. The representatives of J.P. Morgan reviewed a preliminary financial analysis of the June proposal compared to the May proposal. After excusing the representatives of J.P. Morgan, the directors then met in executive session with IAA management to discuss certain other potential strategic acquisition opportunities available to IAA as well as how to respond to the June proposal. The directors determined not to pursue such other strategic acquisition opportunities. The IAA transaction committee discussed that, while IAA’s standalone prospects were favorable and included potential near-term business opportunities, the IAA board had long viewed RBA as a compelling potential counterparty and that it was in the best interests of IAA’s stockholders to explore the potential benefits of the potential transaction, especially in light of the significant premium being offered, so long as the discussions did not adversely impact IAA management’s continued execution of IAA’s standalone strategic plan. Following discussion, the IAA transaction committee determined that, while it was not prepared to accept the June proposal, the value reflected in the June proposal warranted further high-level discussions with RBA, and authorized IAA management to engage in such discussions. The IAA transaction committee directed that such discussions should focus on assessing the strategic rationale for and potential synergy opportunities from the potential transaction and aim to provide RBA with a basis to further improve its proposal.
On June 17, 2022, Mr. Kett notified Ms. Fandozzi that the IAA board had authorized initial high-level discussions between IAA and RBA focused on the strategic rationale and potential synergies from the potential transaction. Thereafter, at the direction of IAA management, representatives of J.P. Morgan contacted representatives of Goldman Sachs and Guggenheim Securities to further discuss such due diligence sessions.

Also on June 17, 2022, IAA and J.P. Morgan executed the engagement letter authorized by the IAA board at the June 15, 2022 IAA board meeting.
On June 20, 2022, Ms. Fandozzi sent Mr. Kett a letter outlining the planned agenda for the upcoming meetings to be held between representatives of RBA and IAA to conduct high-level business and synergy due diligence.
On July 7, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and IAA’s legal counsel at Cooley LLP (“Cooley”) in attendance to discuss the potential transaction. Cooley reviewed the directors’ fiduciary duties in the context of the June proposal. The representatives of J.P. Morgan provided an overview of the planned agenda for the upcoming RBA and IAA meetings to be held on July 14 and 15, 2022 and the efforts IAA management and its advisors had undertaken to prepare for the meetings. The representatives of J.P. Morgan also noted that, given each company’s trading history since the June proposal was made and the June proposal’s inclusion of a fixed exchange ratio of RBA shares, the June proposal represented a 45% premium to IAA’s current trading price, compared to a 15% and a 35% premium to IAA’s then-current trading prices as of the date of the May proposal and the June proposal, respectively.
On July 14 and 15, 2022, representatives of IAA, RBA and their respective financial advisors held in person due diligence sessions focused on high-level business and synergy due diligence.
On July 17, 2022, at Ancora’s request, Mr. Larson had a discussion with representatives of Ancora to discuss Gail Evans’ resignation from the IAA board in June 2022. Mr. Larson reiterated IAA’s public disclosure that Ms. Evans had resigned to focus on other professional commitments and not as a result of any disagreement with IAA. Mr. Larson also offered Ancora an opportunity to present to the IAA board at its upcoming regularly scheduled meeting. The representatives of Ancora declined the invitation.
On July 20, 2022, at a regularly scheduled meeting of the IAA board, IAA management reviewed with the IAA board its five-year standalone management forecast for IAA (the “IAA forecasts”), including key underlying assumptions thereto and discussion ensued. See the section entitled “—Certain IAA Financial Forecasts.”
On July 21, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the potential transaction, including key takeaways from the July 14 and 15 meetings. IAA management and IAA’s advisors discussed the attractiveness of RBA’s business model and provided perspectives to the IAA board regarding RBA’s strategic rationale for and level of interest in the potential transaction. IAA management also noted the strength of the RBA management team, including their past experience of and relationships in the automotive sector and the potential benefits that such experience and relationships could bring to IAA’s business. Discussion ensued regarding the meaningful premium reflected in the June proposal and the related implication that RBA no longer viewed the potential transaction as a merger of equals but rather as an acquisition of IAA, which likely meant, among other things, that RBA expected Ms. Fandozzi to continue as CEO of the combined company. The IAA transaction committee further acknowledged that Mr. Kett and other members of the IAA executive leadership team may not have ongoing roles at the combined company should the potential transaction be completed, but did not consider this a deterrent to continuing discussions. Following discussion, the IAA transaction committee authorized IAA management to continue to engage with RBA in order to further assess the strategic rationale for the transaction and to elicit an improved proposal from RBA, subject to RBA agreeing to extend the term and standstill period under the existing mutual nondisclosure agreement by six months to April 12, 2023.
Later on July 21, 2022, representatives of J.P. Morgan contacted representatives of Goldman Sachs and Guggenheim Securities to relay the request of the IAA transaction committee that RBA agree to an extension of the term and standstill period under the existing mutual nondisclosure agreement.
On July 22, 2022, RBA and IAA executed an amendment to the existing mutual nondisclosure agreement that extended the term and standstill period under such agreement to April 12, 2023.
From July 22, 2022 through August 12, 2022, RBA and IAA continued to exchange non-public information and met on a number of occasions, together with their respective financial advisors, in order to evaluate potential synergies from the potential transaction.
On August 3, 2022, the RBA board held a regularly scheduled meeting at which Ms. Fandozzi updated the RBA board on the status of discussions with IAA regarding a potential transaction.

On August 4, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the status of the potential transaction. The representatives of J.P. Morgan provided an update on synergy identification diligence with RBA, noting that IAA management’s assessment was that the estimated run-rate cost synergies were likely to be lower than RBA’s initial assumption of $150 million but that the parties’ evaluation was ongoing. The representatives of J.P. Morgan also noted that, based on the closing price of RBA shares on August 3, 2022, the June proposal represented a 41% premium to IAA’s closing price on August 3, 2022. Discussion ensued among the members of the IAA transaction committee, other IAA board members and IAA management regarding RBA’s strengths, challenges and growth potential on a standalone basis, as well as a review of IAA’s strengths, including its technology, that would be complementary to RBA’s identified challenges. Representatives of IAA management reviewed the IAA forecasts and the key underlying assumptions, noting they were unchanged from the version that had been reviewed in detail with the IAA board at the last meeting. Representatives of IAA management summarized the changes in the key underlying assumptions of the IAA forecasts from those of the stretch case IAA forecasts as described further in the section entitled “—Certain IAA Financial Forecasts.” Representatives of IAA management also compared the IAA forecasts to consensus analyst forecasts for IAA, noting that the IAA forecasts remained more optimistic than consensus analyst forecasts. Representatives of J.P. Morgan reviewed J.P. Morgan’s updated financial analysis of the June proposal. After excusing the representatives of J.P. Morgan, the directors discussed RBA’s ability to improve or even maintain the June proposal in light of the lower than anticipated cost synergies expected to result from the potential transaction. The directors also discussed IAA management’s views of IAA’s standalone prospects, including potential new business wins expected over the near term, and agreed that the continued exploration of the potential transaction with RBA should not adversely impact IAA’s standalone prospects. The directors determined to reconvene after IAA and RBA announced their respective second quarter earnings and directed management to continue the high-level due diligence discussions with RBA in the interim and to request that RBA provide IAA with RBA management’s internal standalone forecasts in order to better assess the value of the stock consideration being offered by RBA.
On August 9, 2022, IAA issued a press release announcing its financial results for the fiscal second quarter ended July 3, 2022.
On August 12, 2022, representatives of Goldman Sachs and Guggenheim Securities held a meeting with representatives of J.P. Morgan to notify them that RBA had largely completed its cost synergy analysis and determined that the expected run-rate cost synergies from the potential transaction were between $100-$120 million. RBA’s financial advisors requested a call between RBA and IAA management to discuss next steps and proposed that the parties exchange long-term management forecasts in order to permit RBA to finalize its valuation work and prepare a revised proposal.
On August 14, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss J.P. Morgan’s meeting with RBA’s financial advisors and appropriate next steps. Representatives of J.P. Morgan shared the substance of their conversation with RBA’s financial advisors and discussed with the IAA transaction committee and other IAA board members the possibility that, based on the discussion with RBA’s financial advisors and the relative trading performance of RBA and IAA since the June proposal, RBA’s revised proposal may be lower than the June proposal, and the benefits of exchanging long-term forecasts in order to enable RBA to make its best proposal and facilitate the evaluation of RBA’s revised proposal. The directors considered whether RBA would be able to make a proposal that would be superior to IAA’s other alternatives, including remaining independent, and the impact of continuing discussions on management’s ability to effectively execute on IAA’s standalone plan. Following discussion, the directors determined that continuing to explore the potential transaction in the near term was not prejudicial to IAA’s standalone prospects. Accordingly, the directors determined to make the IAA forecasts available to RBA and continue synergy discussions in order to elicit RBA’s best proposal, but for IAA management to establish a reasonable time period within which the parties must either come to agreement on price or terminate discussions. The IAA transaction committee also directed IAA management to engage a third-party consultant to assist IAA management in conducting reverse due diligence on RBA.
On August 16, 2022, Mr. Larson and Mr. Kett notified Ms. Fandozzi that IAA would make the IAA forecasts available to RBA.

On August 19, 2022, IAA shared the IAA forecasts with RBA, and RBA provided five-year standalone management forecasts (the “August RBA forecasts”) to IAA. See the sections entitled “—Certain IAA Financial Forecasts” and “—Certain RBA Financial Forecasts.”
From August 19, 2022 through September 22, 2022, IAA, RBA and their respective representatives exchanged information and held a number of meetings to evaluate the other party’s standalone management forecasts.
On August 24, 2022, at RBA’s request, representatives of IAA management provided RBA with an overview of factors affecting IAA’s second quarter financial results and certain other industry financial data.
On August 25, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the potential transaction. Representatives of IAA management noted that IAA had engaged a management consultant (“IAA’s management consultant”) as an advisor to assist IAA management in assessing expected synergies from the potential transaction and conducting reverse due diligence on RBA’s standalone prospects and strategic plan. Representatives of J.P. Morgan discussed with the directors a preliminary standalone financial analysis of RBA using the August RBA forecasts, noting that the August RBA forecasts were generally higher than consensus analyst forecasts for RBA. The IAA transaction committee directed IAA management to continue to engage with RBA in order to develop their own assessment of the August RBA forecasts for review with the IAA transaction committee.
Also on August 25, 2022, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance. At this meeting, Ms. Fandozzi, Goldman Sachs and Guggenheim Securities updated the RBA board on the status of discussions with IAA regarding a potential transaction, including recent contacts with representatives of IAA. The meeting participants further discussed the strategic rationale for a potential transaction, including the benefits and risks. Management also reviewed the results of the mutual due diligence regarding estimated run-rate cost synergies and possible revenue opportunities presented by a potential transaction. Goldman Sachs and Guggenheim Securities also reviewed the respective equity market performance of RBA and IAA since the May proposal, certain value creation considerations, and the IAA forecasts provided on August 19, 2022.
On September 1, 2022, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance, to further discuss the strategic rationale for a potential transaction with IAA.
On September 3, 2022, Mr. Kett and Ms. Fandozzi discussed the status of a potential transaction between IAA and RBA. During this discussion, Ms. Fandozzi indicated that it would be difficult to retain the $46.88 headline price from the June proposal given that the potential cost synergies for the transaction were lower than expected and interest rates were increasing. Ms. Fandozzi also noted that, given such increases in interest rates since the June proposal, RBA was re-evaluating the consideration mix. Mr. Kett indicated that any decrease in the headline price from the June proposal would be perceived very negatively by the IAA board.
On September 6, 2022, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance, to further discuss the potential cost synergies and revenue opportunities presented by a potential transaction with IAA.
On September 8, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan, IAA’s management consultant and Cooley in attendance to discuss the potential transaction and provide an update on mutual due diligence since the August 25, 2022 meeting. IAA’s management consultant provided an overview of its preliminary conclusions regarding expected cost synergies from the potential transaction and relative achievability of the August RBA forecasts. Representatives of IAA management provided its perspectives regarding RBA’s standalone prospects and the strategic logic for a partnership with RBA even if a business combination were not agreed. Cooley reviewed the directors’ fiduciary duties in the context of the potential transaction.
On September 13, 2022, the RBA transaction committee held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance, to discuss a revised proposal to acquire IAA. At this meeting, representatives of Goldman Sachs and Guggenheim Securities reviewed current conditions in the equity and debt capital markets and preliminary financial analyses with respect to RBA, IAA and a potential combination of the two companies. The meeting participants also discussed decreasing the headline price in RBA’s revised proposal to acquire IAA in light of the reduction in estimated cost synergies, trends in the operating performance reflected in each company’s second quarter results, and the meaningful increase in interest rates and financing costs since the parties commenced discussions. The RBA transaction committee authorized Ms. Fandozzi to deliver to IAA a revised, non-binding proposal to acquire 100% of the issued and outstanding common shares of IAA in a cash and stock transaction valued at $46.08 per IAA share, including $13.50 per share in cash, which represented a reduction of $0.80 per share from the June proposal.
Later on September 13, 2022, Ms. Fandozzi called Mr. Kett to provide context for RBA’s revised proposal, which she stated would be forthcoming the next day.
On September 14, 2022, Ms. Fandozzi delivered Mr. Larson and Mr. Kett a written proposal (the “September proposal”) to acquire 100% of the issued and outstanding common shares of IAA in a cash and stock transaction valued at $46.08 per IAA share, a reduction of $0.80 per share from the stated value of the June proposal, consisting of $13.50 per share in cash with the remainder in RBA shares to be based on a fixed exchange ratio to be determined prior to signing a definitive agreement. The September proposal stated that the proposal implied a 27.1% premium to IAA’s 5-day volume-weighted average price as of September 13, 2022. The September proposal cited the reduction in expected cost synergies, trends in operating performance reflected in each company’s second quarter results, and meaningfully increased interest rates and financing costs as reasons for the value reduction and stated RBA’s desire to announce the transaction prior to RBA’s third quarter earnings being released in November.
On September 16, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan, IAA’s management consultant and Cooley in attendance to discuss the potential transaction and review the terms of the September proposal. Cooley reviewed the directors’ fiduciary duties in the context of the potential transaction. IAA’s management consultant stated that IAA substantially completed its synergy analyses, and representatives of J.P. Morgan stated that RBA’s financial advisors had indicated that RBA had largely completed its synergy analysis as well. Representatives of J.P. Morgan reviewed a preliminary financial analysis of the September proposal, noting that the September proposal did not describe how the potential transaction would be financed or include a proposal with respect to the governance of the combined company. Representatives of J.P. Morgan also noted that unlike RBA’s prior two proposals, RBA had proposed a fixed value for the stock portion of the consideration rather than a fixed exchange ratio. Representatives of J.P. Morgan explained RBA’s stated rationale for this change based on conversations with RBA’s financial advisors, which was to mitigate the impacts of short-term volatility during the course of negotiations, and the ramifications to IAA, including that IAA would not know the level of its stockholders’ ownership of the combined company until the exchange ratio had been established shortly before signing a definitive agreement. Representatives of J.P. Morgan stated that J.P. Morgan would present its financial analysis of the potential transaction using IAA management’s assessment of the August RBA forecasts at the next meeting. IAA’s management consultant presented the preliminary results of its assessment of synergies for the potential transaction and the August RBA forecasts. A discussion ensued regarding the advisability of the IAA transaction committee seeking to negotiate a higher price from RBA given IAA's management consultant’s assessment. The IAA transaction committee directed J.P. Morgan to obtain more information from RBA regarding the proposed governance and financing structure for the potential transaction. After excusing the representatives of J.P. Morgan and IAA’s management consultant, IAA management provided an update on IAA’s expected performance for the third quarter and the remainder of 2022, noting that IAA was now expected to miss both analyst consensus estimates and its own published guidance for the third quarter. IAA management also provided an update on business opportunities that could potentially be captured in the near term.
On September 17, 2022, representatives of J.P. Morgan asked representatives of Goldman Sachs and Guggenheim Securities to provide RBA’s proposals with respect to the financing of the potential transaction and the governance structure for the combined company in advance of the next IAA transaction committee meeting on September 22, 2022. Thereafter, representatives of Goldman Sachs and Guggenheim Securities informed Ms. Fandozzi of such request, and Ms. Fandozzi discussed a potential proposal regarding the governance structure for the combined company with Mr. Olsson.
Later on September 17, 2022, the independent directors of the RBA board held an executive session without management present to discuss the potential transaction, including the governance structure for the combined company.
On September 20, 2022, Ms. Fandozzi delivered to Mr. Larson and Mr. Kett a letter setting forth RBA’s proposed financing and governance structure for the potential transaction. The letter indicated that RBA expected to have committed financing in place at the time of signing in the form of a bridge loan that would be available at close to finance the cash portion of the consideration and refinance IAA’s and RBA’s existing debt, following which RBA would contemplate using term loans and unsecured notes as part of the go-forward capital structure. The governance proposal included in the letter contemplated that post-closing the RBA board would consist of 11 members, including Mr. Olsson as Chair, Ms. Fandozzi as CEO, six additional RBA designees from the current RBA board and three IAA designees from the IAA board, subject to the approval of the RBA board’s nominating and governance committee of IAA’s designees. No proposed board designees were identified other than Mr. Olsson and Ms. Fandozzi. The letter also stated that while RBA did expect synergies among the senior leadership ranks across both organizations post-closing, RBA would strive to retain IAA leadership in key areas such as sales, technology and operations and, for support functions, evaluate talent at both RBA and IAA and choose the leaders best suited to drive go-forward business units.
On September 21, 2022, the Federal Open Market Committee of the Federal Reserve System raised the target federal funds rate by 75 basis points, the third 75 basis point increase since the June proposal was made, and indicated it intended to continue rate hikes well above the current level in the face of persistently high inflation.
On September 22, 2022, the IAA transaction committee and the other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the potential transaction, including developments since the September 16, 2022 meeting and RBA’s proposed transaction timing. IAA management reviewed IAA management’s adjustments to the August RBA forecasts (the “IAA management RBA forecasts”), as informed by the analysis conducted by IAA’s management consultant, noting that the IAA management RBA forecasts were more conservative than the August RBA forecasts and describing the key assumptions driving IAA management’s conclusions. See the section entitled “—Certain IAA Financial Forecasts.” Representatives of J.P. Morgan reviewed their updated preliminary financial analysis of the September proposal based on the IAA forecasts and the IAA management RBA forecasts. The IAA transaction committee discussed risks to IAA achieving the IAA forecasts and RBA’s likely reaction to IAA’s revised 2022 outlook.
Discussion ensued among the directors and representatives of J.P. Morgan regarding potential next steps in response to the September proposal and the pros and cons of soliciting alternative proposals from third parties, including (1) the risk of a public leak or RBA terminating discussions if it became aware of such outreach, (2) the IAA board’s past assessments of the limited universe of potential strategic buyers for IAA, (3) the likelihood that any potential buyer would have made its interest known in connection with Ancora’s public call in March 2022 for IAA to consider a sale process, and (4) the fact that, if IAA proceeded with the potential transaction, the IAA board would be able to consider any unsolicited topping bids that emerged after announcement. Representatives of J.P. Morgan discussed with the IAA board the low likelihood that engaging in third party outreach would result in a proposal superior to the September proposal. Representatives of J.P. Morgan discussed with the directors the potential risks and benefits of making a counterproposal with a specific value to RBA without specifying the consideration mix for the increase. After excusing the representatives of J.P. Morgan from the meeting, Cooley provided perspectives on RBA’s governance proposals and a discussion ensued regarding the benefits of having additional IAA designees on the combined company board in order to oversee the integration and realization of synergies. The directors did not identify at that time any specific IAA designees for the combined company board or propose or consider negotiating for specific post-closing roles or compensation for any existing member of IAA management. The directors discussed their assessment of IAA’s standalone prospects relative to the September proposal, the merits and risks of potential additional third-party outreach, and how to respond to the September proposal. The directors unanimously agreed to make a counterproposal to RBA (the “September counterproposal”) providing that (1) the IAA board would be prepared to transact at a headline price of $50.25 per share and (2) the combined company board should include four IAA board members. The directors also agreed that RBA should be updated regarding IAA’s revised third quarter and full-year 2022 outlook.
On September 23, 2022, representatives of IAA management met with representatives of RBA management to share IAA management’s revised assessment of IAA’s third quarter and full-year 2022 outlook and factors responsible for the weaker than expected performance. RBA asked whether IAA was making any changes to the remaining years of the IAA forecasts previously shared with RBA, and Mr. Kett and Ms. Healy stated that no changes were contemplated.
On September 25, 2022, Mr. Larson and Mr. Kett held a meeting with Ms. Fandozzi and verbally delivered the September counterproposal, including the $50.25 per share headline price. Ms. Fandozzi stated that a $50.25 headline price would be viewed as excessive by the RBA board, and expressed concern that the parties were far apart on valuation. Mr. Larson told Ms. Fandozzi that IAA remained interested in pursuing the potential transaction, but that because of the significant time and resources expended by IAA to date, the parties needed to conclude discussions one way or the other in the near term. Ms. Fandozzi asked for a written counterproposal that she could share and discuss with the RBA board.
On September 26, 2022, Sidney Peryar, IAA’s Chief Legal Officer, sent Ms. Fandozzi and Darren Watt, RBA’s Chief Legal Officer, a written version of the September counterproposal.
On September 27 and 28, 2022, Mr. Kett and Ms. Fandozzi held meetings to discuss the status of the potential transaction, including RBA’s disappointment with the September counterproposal and the timing for the announcement of a potential transaction if the parties could come to an agreement on price and other terms.
On September 28, 2028, Mr. Kett and Ms. Fandozzi held a meeting to discuss the status of the potential transaction.
On September 29, 2022, the IAA transaction committee and the other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss developments since the September 22, 2022 meeting and impressions of RBA’s responses to the September counterproposal. Discussion ensued regarding whether the RBA board would support an increase in RBA’s proposal and the potential reaction of RBA shareholders to a transaction on the basis of the September proposal. Cooley reviewed the shareholder approval requirements applicable to the potential transaction and discussion ensued with the directors regarding closing certainty once the potential transaction was announced.
On October 3, 2022, the RBA transaction committee held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin in attendance. At this meeting, Ms. Fandozzi and representatives of Goldman Sachs and Guggenheim Securities updated the RBA transaction committee on the status of discussions with IAA regarding a potential transaction, including recent contacts with representatives of IAA and IAA’s expected operating results for the third quarter. Representatives of Goldman Sachs and Guggenheim Securities reviewed current conditions in the equity and debt capital markets and an illustrative timeline for the potential transaction. The meeting participants also discussed the September counterproposal made by IAA, and potential responses to IAA in light of IAA’s reduced 2022 outlook and management’s final determination of the expected cost synergies for the potential transaction. The RBA transaction committee determined to reject the September counterproposal from IAA and to authorize Ms. Fandozzi to deliver to IAA a revised, non-binding proposal to acquire 100% of the issued and outstanding common shares of IAA in a cash and stock transaction valued at $46.88 per share, the same as the June proposal. The RBA transaction committee also authorized Ms. Fandozzi to offer IAA a fourth seat on the combined company board.
Thereafter, on October 3, 2022, Ms. Fandozzi held a meeting with Mr. Larson and Mr. Kett. Ms. Fandozzi stated that the RBA board had rejected the September counterproposal, noting IAA’s reduced 2022 outlook and RBA’s final determination of expected synergies from the potential transaction, but that the RBA board had authorized her to deliver IAA an updated proposal at a headline value of $46.88 per IAA share, the same as the June proposal, and with a fourth seat on the combined company board.
Later on October 3, 2022, Ms. Fandozzi delivered Mr. Larson and Mr. Kett a written proposal (the “October 3 proposal”) to acquire 100% of the issued and outstanding common shares of IAA in a cash and stock transaction valued at $46.88 per IAA share, an increase of $0.80 per share from the stated value of the September proposal, consisting of $13.50 per share in cash with the remainder in RBA shares based on a fixed exchange ratio to be determined prior to signing the definitive agreement for the transaction. The October 3 proposal implied that IAA stockholders would own approximately 39% of the combined company on a fully diluted basis and added another IAA designee to the combined company board. The October 3 proposal implied a 45.3% premium to IAA’s 5-day volume-weighted average price as of September 30, 2022. The October 3 proposal stated that RBA did not intend to revise its proposal and that RBA expected a response by 11:59 p.m., Pacific Time, on October 5, 2022.
On October 4, 2022, the IAA transaction committee and the other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the October 3 proposal and how to respond. Representatives of J.P. Morgan provided a preliminary financial analysis of the October 3 proposal. The directors again discussed the potential risks and merits of soliciting alternative proposals from third parties. In response to questions from the directors about the universe of potential buyers, representatives of J.P. Morgan discussed with the IAA transaction committee and other members of the IAA board the low likelihood that a private equity sponsor would be able to make a competitive proposal for IAA given IAA’s financial profile and growth prospects and the level of returns sponsors typically require to transact, and noted that, even if a sponsor wished to make a competitive proposal, the challenging acquisition financing market for sponsors would likely make it difficult to finance a transaction of this size unless financing conditions meaningfully improved. Discussion ensued regarding the likelihood that, if there were any credible potential interest in a business combination with IAA from third party buyers, such third party buyers would have contacted IAA following Ancora’s public call for a sale of IAA in March 2022. Based on the foregoing discussion, the directors discussed their consensus view that the pool of potential counterparties for a business combination was limited. Following further discussion, the directors determined that third party outreach was not advisable, particularly given the significant harm to IAA that could result from a leak and the absence of counterparties that would likely be able to present a proposal more compelling than the October 3 proposal or IAA’s standalone prospects. The directors discussed the potential to rely on the IAA board’s ability to entertain unsolicited alternative proposals post-signing rather than conducting third party outreach pre-signing. Cooley provided an overview of the expected restrictions on soliciting alternative proposals from third parties after signing that would be contained in the definitive agreement for the transaction, the customary exceptions to those restrictions that would allow the IAA board to consider certain unsolicited alternative proposals and market levels for termination fees in public mergers and acquisitions transactions. The directors also discussed the likely investor reaction to the potential transaction and the risk of the transaction failing to close after being publicly announced. Representatives of J.P. Morgan reviewed potential next steps and discussed with the directors possible outcomes should IAA make a request that RBA increase its proposal, and a discussion ensued between the directors and the representatives of J.P. Morgan regarding the likelihood that RBA would agree to such an increase.
After excusing the representatives of J.P. Morgan from the meeting, IAA management provided a business update, noting that it was now unlikely that a new business opportunity would be captured in the near term. IAA stated that IAA’s 2023 outlook remained achievable but was subject to increased risk given recent developments. The directors considered IAA’s likely standalone prospects should it choose not to transact with RBA, including the likely adverse market reaction to IAA’s third quarter results and revised 2022 outlook. The directors discussed the vulnerabilities that a significantly depressed IAA share price could create, including the risk that IAA could face additional and more vigorous public calls to engage in a sale process from a weakened negotiating position (including with respect to RBA). The directors further considered the potential of operating in a depressed share price environment for an extended period of time given both the expected near-term catalysts for the business and general market volatility. The directors discussed the substantial benefits afforded to IAA stockholders by the potential transaction with RBA, including the significant synergies that were expected to accrue for their benefit as a result of the stock component of the merger consideration and the significant upfront liquidity provided by the cash component. Following discussion, the directors unanimously agreed that (1) the risk and delay associated with trying to seek incremental value improvement from RBA outweighed the value of the increase, if any, which RBA would make in its proposal and (2) they would be willing to transact on the terms reflected in the October 3 proposal.
On October 5, 2022, Mr. Larson and Mr. Kett held a meeting with Ms. Fandozzi and notified her that IAA was prepared to move forward to the negotiation of definitive agreements and mutual confirmatory due diligence on the terms set forth in the October 3 proposal, with a goal of announcing the transaction on November 7 in conjunction with the release of third quarter earnings for both companies. Ms. Fandozzi agreed to work to meet that timetable.
Between October 6 and October 11, 2022, RBA’s advisors submitted requests to IAA’s advisors for documentary due diligence materials as well as requests for due diligence calls in specified functional areas, including information technology, operations, sales and marketing, finance and accounting, human resources, tax and legal.
On October 11, 2022, RBA made a virtual data room (the “RBA data room”) containing certain non-public information regarding RBA available to IAA and its representatives. From this time through the completion of IAA’s due diligence shortly prior to the execution and delivery of the original merger agreement, RBA made additional written information available in the RBA data room and otherwise in response to supplemental requests from IAA and its representatives.
On October 12, 2022, IAA made a virtual data room (the “IAA data room”) containing certain non-public information regarding IAA available to RBA and its representatives. From this time through completion of RBA’s due diligence shortly prior to the execution and delivery of the original merger agreement, IAA made additional written information available in the IAA data room and otherwise in response to supplemental requests from RBA and its representatives.

On October 13, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the potential transaction and developments since the prior meeting. Representatives of J.P. Morgan provided an overview of the key diligence and documentation workstreams that IAA management and its advisors had determined would need to be completed prior to announcing the potential transaction. Representatives of J.P. Morgan also noted that the parties would be conducting substantially reciprocal due diligence given the significant stock component of the merger consideration and identified the third party advisors IAA management had engaged to facilitate its reverse due diligence. Cooley provided an overview of the anticipated post-announcement timetable for the transaction and key factors that might extend the timing to closing. The directors noted the importance of the communications rollout for the potential transaction and discussion ensued regarding the planned process for communications workstreams.
On October 14, 2022, representatives of Goodwin sent an initial draft of the original merger agreement to representatives of Cooley.
From October 18, 2022 through the completion of each company’s due diligence shortly prior to the execution and delivery of the original merger agreement, RBA, IAA and their respective advisors held a number of due diligence calls in specified functional areas during which each party conducted due diligence with respect to the other party.
On October 18, 2022, Mr. Kett and Mr. Fandozzi met for dinner and discussed the status of the various workstreams to be completed prior to signing.
On October 20, 2022, members of the RBA and IAA management teams met for dinner.
Also on October 20, 2022, the IAA transaction committee and certain other members of the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss developments since the prior meeting, including the progress on the due diligence and communications workstreams. IAA management provided initial impressions of due diligence on RBA, noting that nothing had been identified to date that would be expected to impact RBA’s standalone value or the expected synergies from the potential transaction. Cooley reviewed the key terms of the initial draft original merger agreement received from RBA. Cooley reviewed proposed responses in these key areas and a discussion ensued regarding the original merger agreement and related process matters. Representatives of J.P. Morgan provided a summary of potential methodologies for determining the exchange ratio.
Later on October 20, 2022, representatives of Cooley sent a revised draft of the original merger agreement to representatives of Goodwin. From that time until the execution and delivery of the original merger agreement, RBA, IAA and the parties’ respective legal advisors negotiated the terms of the original merger agreement and held a number of discussions relating thereto.
On October 24, 2022, Ms. Fandozzi held a meeting with Mr. Larson during which Ms. Fandozzi stated that the cost of RBA’s debt financing had dramatically increased due to the deteriorating condition of debt markets, including the backlog of acquisition debt banks were already carrying on their balance sheets from transactions announced earlier in 2022 and the extensive losses expected to result therefrom and the ongoing interest rate increases. As such, Ms. Fandozzi reaffirmed the total implied value of $46.88 per IAA share from the October 3 proposal but proposed that IAA accept an increase in the stock portion of the merger consideration from approximately 71.2% of the total merger consideration to up to 80.0% of the total merger consideration and commensurate reduction in the cash portion of the merger consideration, which implied a total reduction in the cash consideration from $13.50 per share down to $9.37 per share in cash (representing approximately 20.0% of the total merger consideration). Mr. Larson stated that the IAA board viewed the cash portion of the merger consideration as important, but asked if RBA would increase the headline value of its proposal if IAA were to accept a different consideration mix. Ms. Fandozzi indicated that RBA would not further increase the headline value, noting that RBA’s current proposal already represented an effective increase when accounting for IAA’s 2022 outlook reduction. Ms. Fandozzi further stated that any reduction in the cash portion of the merger consideration would benefit the combined company, including IAA’s current stockholders.
Later on October 24, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss developments since the prior meeting, including the changes to the merger consideration mix proposed by Ms. Fandozzi earlier that day. Representatives of J.P. Morgan discussed the current market for committed acquisition financing, including the recent increase in the costs of obtaining such financing, and the challenges and considerations associated with obtaining the required debt financing for the transaction in light of the combined company’s anticipated credit profile and increased financing costs. Representatives of J.P. Morgan discussed with the IAA board the changes to the mix of cash and stock comprising the merger consideration proposed by Ms. Fandozzi, including the fact that increased stock consideration would allow IAA stockholders to benefit from a greater percentage of the expected synergies from the potential transaction. The IAA board also considered that increased stock consideration would reduce the go-forward financing costs of the combined company and allow it to de-leverage more quickly and provide additional post-closing liquidity. After discussion, including consideration of IAA’s standalone prospects and other available strategic alternatives, the IAA board authorized Mr. Larson and IAA management to make a counterproposal to RBA of a $47.00 per IAA share headline price, consisting of $10.00 per share in cash and the remainder in RBA shares. The IAA board agreed that Mr. Larson and IAA management could deploy the counterproposal at the time they saw fit in the course of their negotiation of the exchange ratio and other key terms of the original merger agreement.
On October 25, 2022, representatives of Goldman Sachs and Guggenheim Securities held a meeting with representatives of J.P. Morgan and reiterated the points Ms. Fandozzi had made in support of RBA’s proposed change in the merger consideration mix. Representatives of Goldman Sachs and Guggenheim Securities further stated that RBA would be providing an updated five-year management forecast (the “October RBA forecasts”) updating the August RBA forecasts to reflect RBA’s improved 2022 outlook and increased capital expenditures that RBA now expected to make in 2023. Representatives of Goldman Sachs and Guggenheim Securities further stated that RBA also would be providing more conservative five-year management forecasts (the “RBA base case”), which were being used for discussions with RBA’s financing sources and by Goldman Sachs and Guggenheim Securities in their financial analyses with respect to a potential transaction. Representatives of Goldman Sachs and Guggenheim Securities also requested that J.P. Morgan provide any updates to IAA’s financial forecasts that had occurred since such forecasts were initially exchanged, and that IAA provide third quarter 2022 actual results and either reaffirm or update their fourth quarter 2022 and 2023 guidance versus the forecasts provided. Representatives of Goldman Sachs and Guggenheim Securities also proposed that the exchange ratio for the stock component of the merger consideration be set using the 5 day volume-weighted average price per RBA share as of the close of trading on November 2, 2022.
Later on October 25, 2022, representatives of Goldman Sachs and Guggenheim Securities sent representatives of J.P. Morgan the October RBA forecasts and RBA base case, and, at the direction of IAA management, representatives of J.P. Morgan sent RBA’s financial advisors IAA’s revised 2022 and 2023 outlook. See the sections entitled “—Certain RBA Financial Forecasts” and “—Certain IAA Financial Forecasts.”
On October 26, 2022, Mr. Larson emailed representatives from Ancora reiterating the IAA board’s prior offer to have Ancora meet with the IAA board to present Ancora’s perspectives and to discuss IAA and its strategy, including offering Ancora time with the IAA board at its upcoming meeting the following week.
Later on October 26, 2022, a representative from Ancora responded to Mr. Larson and declined the invitation to meet with the IAA board to present Ancora’s perspectives, but indicated that representatives of Ancora would like to meet with representatives of IAA following its upcoming third quarter earnings announcement.
On October 27, 2022, the representative of Ancora called Mr. Larson to inform him that Ancora’s perspectives regarding IAA, including the need to appoint a new CEO and explore a sale process, remained unchanged. Ancora did not identify any potential counterparties for IAA. The representative of Ancora also noted that Ancora would be amenable to a settlement with IAA on terms similar to Ancora’s other recent publicly disclosed settlement agreements, which, among other matters, included board representation for Ancora.
Also on October 27, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss developments since the prior meeting, including the status of the due diligence and communications workstreams. Ms. Healy stated that IAA management had prepared an initial version of its 2023 budget in the ordinary course and made corresponding revisions to its forecasts for 2023 included in the IAA forecasts. Ms. Healy reviewed and discussed with the IAA board the resulting changes to fiscal 2023 in the IAA forecasts, including the key underlying assumptions and drivers of the changes, as described further in the section entitled “—Certain IAA Financial Forecasts.” Based on discussions with IAA management, representatives of J.P. Morgan reviewed and discussed with the IAA board the October RBA forecasts and RBA base case relative to the August RBA forecasts and the IAA management RBA forecasts, noting that the RBA base case was similar to the IAA management RBA forecasts that the IAA board had directed J.P. Morgan to use in its financial analyses. Representatives of J.P. Morgan reviewed J.P. Morgan’s updated financial analysis of the October 3 proposal. Representatives of J.P. Morgan also discussed with the directors the proposed methodology for determining the exchange ratio, noting that a lower RBA reference share price would result in a higher exchange ratio and IAA stockholders owning a greater percentage of the outstanding shares of the combined company. The directors discussed the corresponding potential ramifications of a significant decline in RBA’s share price following the announcement of the potential transaction. Cooley reviewed the key open points in the revised original merger agreement that Goodwin had provided earlier that day and discussion ensued regarding how to best progress the original merger agreement negotiations.
Later on October 27, 2022, Mr. Larson and Mr. Kett held a meeting with Ms. Fandozzi to discuss the key open points in the original merger agreement, noting that before IAA could respond to RBA’s proposal with respect to the merger consideration mix, more progress had to be made on the original merger agreement. From this time until the execution and delivery of the original merger agreement, Mr. Larson and Mr. Kett, individually and together, had a number of discussions with Ms. Fandozzi and other RBA executives regarding the key terms of the original merger agreement.
On October 30, 2022, Mr. Larson held a meeting with Mr. Olsson to discuss RBA’s perspectives regarding IAA’s designees to the combined company board, which included RBA’s request that Mr. Breslin, Mr. Kett and Mr. Sieger (the IAA director appointed in connection with IAA’s engagement with Ancora earlier in the year) be among the designees proposed by IAA given their valuable industry expertise and, in the case of Mr. Kett in particular, familiarity with operating IAA’s business.
On November 2, 2022, Mr. Larson and Ms. Fandozzi held a meeting to discuss the proposed merger consideration mix and methodology for determining the exchange ratio, which under RBA’s proposed methodology would have resulted in an RBA reference share price of approximately $65.00. In light of the substantial progress that had been made on the terms of the original merger agreement, Mr. Larson agreed to adjust the merger consideration mix to $36.88 per share in RBA shares and $10.00 per share in cash, subject to the exchange ratio being determined by reference to an RBA share price of $63.80, which represented RBA’s approximate share price, when the IAA board agreed in principle to the $46.88 headline price (which, Mr. Larson, in consultation with IAA management and its advisors, determined represented a greater increase in value to IAA stockholders than increasing the headline price to $47.00 per share). Ms. Fandozzi agreed in principle to the proposed merger consideration mix, but indicated she was not in a position to agree to Mr. Larson’s proposed mechanics for setting the exchange ratio.
Also on November 2, 2022, the RBA board held a regularly scheduled meeting with representatives of Goldman Sachs, Guggenheim Securities, Goodwin and McCarthy Tetrault LLP (“McCarthy”), Canadian counsel to RBA, in attendance for portions of the meeting. At this meeting, RBA management reviewed the status of discussions with IAA regarding a potential transaction, including the negotiation of the consideration mix, the methodology for determining the final exchange ratio, and the status of the due diligence process and key findings. The meeting participants further discussed the strategic rationale for a transaction with IAA, the expected benefits it would afford to RBA and its shareholders, and the related risks. See the section entitled “—RBA’s Reasons for the Mergers and Recommendation of the RBA Board of Directors.” RBA management also reviewed with the RBA board the five-year standalone base case forecasts for RBA, the standalone forecasts for IAA as assessed by RBA management, the estimated cost synergies for the potential transaction, and pro forma forecasts for the combined company based on the foregoing, in each case to be used by Goldman Sachs and Guggenheim Securities in their financial analyses with respect to a potential transaction (see the section entitled “—Certain RBA Financial Forecasts”). Representatives of Goodwin and McCarthy reviewed the fiduciary duties of the directors in this context and the terms of the draft original merger agreement with IAA. Representatives of Goldman Sachs and Guggenheim Securities also reviewed preliminary financial analyses with respect to each of RBA and IAA on a stand-alone basis and a potential combination of the two companies. Representatives of Goldman Sachs reviewed current conditions in the debt capital markets and the financing contemplated for the potential transaction, including the bridge commitment and permanent financing alternatives, and RBA management addressed the potential impact of the proposed transaction on RBA’s financial position. The meeting participants also discussed the anticipated timetable and the communications planning process with respect to the transaction.
On November 3, 2022, representatives of Goodwin sent representatives of Cooley drafts of the debt commitment letter and fee letter for the potential transaction. From that time through the execution and delivery of the debt commitment letter and related debt documentation, Cooley, RBA’s legal advisors and the legal advisors for the financing sources negotiated the terms of the debt commitment letter and related debt documentation.

Later on November 3, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the potential transaction and developments since the prior meeting, including the status of the due diligence and communications workstreams. At the direction of IAA management, representatives of J.P. Morgan stated that the parties continued to work toward announcement of the potential transaction before market open on November 7, 2022. Cooley reviewed the status of negotiations on the original merger agreement, noting that many open points had been resolved in conjunction with Mr. Larson and Ms. Fandozzi’s discussion on November 2, 2022. A discussion ensued regarding acceptable resolutions for the remaining key open points. IAA management and Cooley reviewed the key due diligence findings from their reverse due diligence investigation of RBA. Representatives of J.P. Morgan reviewed the relative trading performance of IAA and RBA, noting that IAA’s share price had continued to increase while RBA’s share price had decreased, and discussion ensued regarding the potential drivers for this activity. Representatives of J.P. Morgan reviewed J.P. Morgan’s preliminary financial analysis of the proposal as revised on November 2, 2022. The IAA board discussed the likely market reaction to the potential transaction and the benefits of the potential transaction to IAA stockholders, even if RBA’s stock price declined following announcement, relative to IAA’s standalone prospects. Mr. Larson provided an update regarding the communication he had received from Ancora, and the IAA board authorized Mr. Larson and management to discuss the transaction after its announcement with Ancora as part of the IAA board’s commitment to constructive engagement with IAA stockholders. After the representatives of J.P. Morgan were excused from the meeting, Cooley reviewed the terms of the engagement letter that had been negotiated with J.P. Morgan and the relationship disclosure memorandum provided by J.P. Morgan, which contained no material conflicts, and the IAA board unanimously approved the execution of the J.P. Morgan engagement letter, which was entered into on November 3, 2022.
Later on November 3, 2022, the IAA board met in executive session without IAA management or advisors present to discuss the potential IAA designees to the combined company board, including RBA’s preferences, which the directors agreed were reasonable, and the qualifications, experience and suitability of each of the potential designees. Following this discussion, the directors unanimously agreed that IAA’s designees to the combined company board should consist of Brian Bales, Bill Breslin, John Kett and Michael Sieger.
On November 4, 2022, the parties agreed that the exchange ratio would be determined by reference to RBA’s 10-day volume-weighted average price as of the close of trading on November 4, 2022 of $63.546 and that accordingly the exchange ratio would be 0.5804 RBA shares per IAA share. Together with the $10.00 per share in cash consideration, this stock and cash consideration package equated to the headline price of $46.88 per share agreed in principle between Ms. Fandozzi and Mr. Larson on November 2, 2022.
On November 6, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to review and potentially approve the execution of the original merger agreement. Mr. Larson provided an update on key developments since the last meeting, including how key open points had been resolved. Cooley confirmed that the original merger agreement and the other definitive agreements were in substantially agreed form. Representatives of J.P. Morgan reviewed J.P. Morgan’s financial analysis of the proposed merger consideration. Cooley reviewed the directors’ fiduciary duties in the context of the potential transaction and provided an overview of the terms of the original merger agreement and other definitive agreements and the proposed resolutions to be adopted by the IAA board. Representatives of J.P. Morgan rendered to the IAA board J.P. Morgan’s oral opinion, subsequently confirmed by delivery of a written opinion dated as of November 6, 2022, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the IAA stockholders in the mergers was fair, from a financial point of view, to such holders. The IAA board engaged in a discussion regarding the transaction and the benefits it afforded to IAA and its stockholders. See the section entitled “—IAA’s Reasons for the Mergers and Recommendation of the IAA Board of Directors.” The IAA board then unanimously (1) determined that the original merger agreement and the transactions contemplated thereby are fair to and in the best interests of IAA and its stockholders; (2) approved and declared advisable the original merger agreement and the consummation of the transactions contemplated thereby; (3) directed that the original merger agreement be submitted to the IAA stockholders; and (4) resolved to recommend that the IAA stockholders adopt the original merger agreement at a special meeting of IAA stockholders, subject to the terms of the original merger agreement. The IAA board recessed, and the members of the IAA NGC committee convened and unanimously recommended that the IAA board adopt the amended and restated bylaws of IAA in the form previously made available to the IAA board. The IAA board then reconvened and unanimously approved the adoption of such amended and restated bylaws.

On November 6, 2022, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities, Goodwin and McCarthy in attendance to review and potentially approve the execution of the original merger agreement. At this meeting, without Goldman Sachs or Guggenheim Securities present, representatives of Goodwin reviewed the terms of the formal engagement letters that had been negotiated with each of Goldman Sachs and Guggenheim Securities and the relationship disclosure provided by each of them, which included the matters described in the section entitled “—Opinions of RBA’s Financial Advisors,” and the RBA board approved such engagement letters. Representatives of Goodwin also provided an update regarding the negotiation of the transaction documentation, including the resolution of the key open points in the original merger agreement, and the proposed resolutions to be adopted by the RBA board. Representatives of Goldman Sachs reviewed with the RBA board its financial analysis for the proposed transaction, and delivered its oral opinion, subsequently confirmed in writing dated as of November 7, 2022, to the RBA board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the original merger agreement was fair from a financial point of view to RBA. Representatives of Guggenheim Securities reviewed with the RBA board its financial analysis for the proposed transaction, and delivered its oral opinion, subsequently confirmed in writing dated as of November 6, 2022, to the RBA board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the original merger agreement was fair from a financial point of view to RBA. The RBA board unanimously: (1) determined that the original merger agreement and the consummation of the mergers, the share issuance, and the other transactions contemplated by the original merger agreement, including each other agreement to be executed and delivered in connection therewith, were in the best interests of RBA and its shareholders; (2) approved the original merger agreement and the performance by RBA of its covenants and agreements contained therein and the consummation of the transactions contemplated by the original merger agreement, including the mergers and the share issuance, each on the terms and subject to the conditions set forth therein; (3) directed that the share issuance be submitted for approval by RBA shareholders at the RBA special meeting; and (4) resolved to recommend that RBA shareholders approve the share issuance at the RBA special meeting, upon the terms and subject to the conditions set forth in the original merger agreement.
Following the conclusion of each party’s board meeting on November 6, 2022, the parties’ legal advisors finalized the transaction documentation for execution.
On November 7, 2022, prior to the opening of trading on the NYSE and TSX, the parties thereto executed and delivered the original merger agreement, while the financing sources, RBA and the other parties thereto executed and delivered the debt financing agreements, and RBA and IAA issued a joint press release and investor presentation announcing the transaction. The trading price of RBA common shares and IAA common stock declined by approximately 17.7% and approximately 2.1%, respectively, on the day of announcement.
Following announcement of the transaction, members of RBA management received feedback from RBA shareholders, including shareholders who supported the strategic vision of the RBA board and management in acquiring IAA and those that had questions regarding the rationale, process or structure of the transaction. Thereafter, RBA management, including Ms. Fandozzi, Eric Jacobs, Chief Financial Officer of RBA, and/or Sameer Rathod, Vice President, Investor Relations & Market Intelligence of RBA, had numerous interactions with RBA shareholders, including Luxor, to discuss the IAA acquisition and answer their questions. Erik Olsson, Chairman of the RBA board, together with Darren Watt, General Counsel & Corporate Secretary of RBA, also had conversations with a number of RBA shareholders following announcement of the transaction, including a telephone call with Luxor on December 7, 2022. In addition, certain IAA stockholders contacted members of RBA management following announcement of the transaction to provide feedback, including representatives of Ancora.
Also following the announcement of the transaction, Ms. Healy and Mr. Kett, as well as other members of the IAA board, including Mr. Larson, held a series of discussions with representatives of Ancora regarding the transaction. Representatives from Ancora also spoke with Ms. Fandozzi and other representatives of RBA on multiple occasions. During such discussions, Ancora expressed concerns with the structure of the transaction consideration, including their view that IAA’s stockholders would prefer more cash upon completion of the transaction. Mr. Kett, Ms. Healy, and Mr. Larson, as well as Ms. Fandozzi, discussed with Ancora the strategic rationale for the transaction and the expected benefits it would afford to IAA, RBA and their respective shareholders.
Also following announcement of the transaction, Ms. Fandozzi received an inquiry from Jeffrey C. Smith, Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, as to whether RBA would be interested in discussing a potential investment by Starboard. Mr. Smith indicated that Starboard was not currently a shareholder of either RBA or IAA, but had been an investor in IAA’s parent company prior to its spin-off and understood IAA’s business and the opportunities presented by a potential combination of the two companies. Thereafter, Ms. Fandozzi had preliminary discussions with Mr. Smith regarding Starboard’s perspectives on the proposed transaction with IAA and its interest in a potential investment.
On November 11, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the transaction and developments since its announcement. Mr. Kett reviewed the discussions IAA management held following the transaction announcement with customers, employees and IAA and RBA shareholders, noting that IAA customers and employees appeared enthusiastic regarding the transaction while shareholder reactions were mixed. Mr. Kett also provided an update regarding discussions with Ancora. Representatives of J.P. Morgan reviewed each company’s share price reaction to the transaction announcement and discussed with the IAA board potential implications thereof on the transaction and the parties’ proxy solicitation efforts.
On November 14, 2022, Ancora issued a public letter to the IAA board (the “November 14 Ancora letter”) expressing concerns with the structure of the transaction consideration and the process leading up to the transaction and indicated that if the current structure and terms of the transaction remained unchanged, then Ancora intended to take action to oppose the transaction.
On November 17, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan and Cooley in attendance to discuss the status of the transaction. The IAA board discussed the recent interactions with Ancora and potential responses to the November 14 Ancora letter.
On December 1 and December 9, 2022, the IAA board held meetings with representatives of IAA management, J.P. Morgan, Cooley, Latham & Watkins LLP (“Latham”), IAA’s legal advisor in connection with IAA’s engagement with Ancora, and Edelman Smithfield (“Edelman”), IAA’s communications advisor, to discuss the status of the transaction, potential responses to Ancora and matters relating to the registration statement of which this joint proxy statement/prospectus forms a part (the “registration statement”) and strategies to obtain the required shareholder approvals for the transaction.
On December 14, 2022, RBA filed the registration statement with the SEC.
Also on December 14, 2022, Ms. Fandozzi, Mr. Jacobs and representatives of RBA’s financial and legal advisors had a meeting with Mr. Smith and other representatives of Starboard at Starboard’s offices to further discuss Starboard’s perspectives on the proposed transaction with IAA and its interest in a potential investment. Following this meeting, and over the next few weeks, RBA, Starboard and their respective representatives discussed and negotiated the size, structure and terms of a potential investment by Starboard in RBA. At no time during these discussions did Starboard indicate that it was intending to take any action with respect to RBA without the consent of the RBA board.
On December 15, 2022, representatives of IAA management met with representatives of Ancora to discuss the transaction, including Ancora’s reactions to the disclosure included in the registration statement. The representatives of Ancora stated that Ancora did not intend to publicly criticize the transaction further, but had asked Ms. Fandozzi to increase the cash component of the consideration in an effort to improve the likelihood of IAA stockholders approving the transaction. The representatives of Ancora further stated that in the event the transaction did not close, Ancora would seek significant changes to the IAA board.
Also on December 15, 2022, Ms. Fandozzi, Mr. Jacobs and Mr. Rathod had a telephone call with representatives of Luxor, during which the representatives of Luxor indicated that Luxor would not be supporting the transaction and expected to make a public statement to that effect. On the following day, Luxor published an open letter in which Luxor detailed its concerns with respect to the proposed transaction between RBA and IAA, and expressed its opposition to, and intent to vote against, the transaction. The letter noted that Luxor is the manager of funds owning 4.0 million RBA common shares, which as of such time represented approximately 3.6% of RBA’s outstanding common shares.
On December 20, 2022, IAA and RBA announced that all antitrust clearance required under the merger agreement to consummate the mergers had been obtained.
On December 21, 2022, Ancora sent a letter to the IAA board and RBA board (the “December 21 Ancora letter”) expressing its view that the transaction was unlikely to be consummated in its current form, and stating its willingness to publicly support the transaction and rebut other public criticisms of the deal. In addition, Ancora proposed adding an unnamed individual with industry experience to join the combined company board because Ancora believed it would be viewed as a positive market catalyst. Representatives of IAA and RBA held several discussions with representatives of Ancora regarding Ancora’s proposal.
Also on December 21, 2022, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin present, together with representatives of Evercore Group L.L.C. (“Evercore”) and RBC Dominion Securities Inc. (“RBC”) (See “—Other RBA Advisors”). At this meeting, RBA management reviewed with the RBA board the shareholder feedback received with respect to the IAA transaction and potential challenges in obtaining the required shareholder approvals to close the transaction. The meeting participants discussed potential alternative transaction structures in light of the shareholder feedback and related considerations, including a preliminary transaction timeline. Ms. Fandozzi also provided an update to the RBA board regarding the discussions with Starboard with respect to a potential investment in RBA, including the meeting between RBA and Starboard representatives held on December 14.
On December 22, 2022, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley, Latham and Edelman in attendance to discuss the status of the transaction. Mr. Kett provided an update regarding RBA’s engagement with its shareholders and assessment of the risks to the consummation of the transaction, noting that Ms. Fandozzi had indicated that the RBA board remained committed to the transaction. The IAA board discussed the potential timeline related to the transaction with input from its advisors. In connection with this discussion, the directors also discussed the effect of Luxor’s letter on RBA shareholder sentiment. The IAA board discussed the December 21 Ancora letter with input from IAA’s proxy solicitors regarding the IAA shareholder vote.
On December 29, 2022, Ms. Fandozzi, Mr. Larson and Mr. Kett met to discuss the shareholder feedback received by each of RBA and IAA with respect to the pending transaction, which included concerns from certain RBA shareholders regarding the dilution presented by the transaction and certain IAA stockholders, including Ancora, favoring more cash consideration. During this conversation, Ms. Fandozzi noted that, in light of the shareholder feedback and potential challenges in obtaining RBA shareholder approval to close the transaction, RBA was considering potential alternative transaction structures that could increase closing certainty. Thereafter, on December 29, 2022, representatives of Goldman Sachs and Guggenheim Securities had a follow-up call with representatives of J.P. Morgan regarding these matters, and on January 2, 2023, Ms. Fandozzi and Mr. Larson also had a follow-up call. Neither Ms. Fandozzi nor the representatives of Goldman Sachs and Guggenheim Securities made a specific proposal with respect to a revised transaction during these calls.
On January 2, 2023, Mr. Larson and Ms. Fandozzi sent a joint letter to Ancora which, among other things, thanked Ancora for its private support of the transaction and indicated the parties were giving serious consideration to Ancora’s proposal to nominate an independent director to the board of the combined company.
On January 3, 2023, the RBA transaction committee held a meeting with representatives of RBA management and Goodwin present. At this meeting, Ms. Fandozzi provided an update regarding management’s continued engagement with shareholders with respect to the proposed transaction with IAA and her recent discussions with Mr. Larson and Mr. Kett. Ms. Fandozzi also provided an update regarding the discussions with Starboard with respect to a potential investment in RBA.
On January 4, 2023, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities and Goodwin present. At this meeting, Ms. Fandozzi provided an update regarding management’s continued engagement with shareholders with respect to the proposed transaction with IAA and her recent discussions with Mr. Larson and Mr. Kett. The representatives of Goldman Sachs and Guggenheim Securities reviewed with the RBA board potential alternative structures for the proposed transaction with IAA, including a potential framework providing for: (1) a potential shift in the consideration mix toward more cash and less RBA common shares, coupled with a lower total implied value than the then-current merger consideration; and (2) the potential payment of a special dividend to pre-closing RBA shareholders contingent upon the closing of the transaction. The meeting participants also discussed the impact of the potential Starboard investment on a revised transaction with IAA, and it was noted that IAA’s consent to the Starboard investment was required under the terms of the original merger agreement. The RBA board authorized RBA management and its advisors to determine whether IAA would be willing to entertain a revised transaction framework consistent with this discussion. Ms. Fandozzi and the representatives of Goldman Sachs and Guggenheim Securities also provided an update regarding the status of negotiations with Starboard with respect to the terms of a potential investment in RBA. The RBA board discussed the potential benefits of a strategic investment by Starboard in RBA, including the additional financial flexibility that would be afforded to RBA by the investment and Starboard’s belief in the pending acquisition of IAA and its substantial knowledge of the automotive salvage industry as a result of its prior investment in IAA’s former parent company. The RBA board also discussed the potential appointment of Mr. Smith to the RBA board in connection with the investment. The RBA board authorized management to continue discussions with Starboard regarding a potential investment.
Following this meeting, and through January 9, 2023, Ms. Fandozzi had calls with Messrs. Larson and Kett, and representatives of Goldman Sachs and Guggenheim Securities had calls with representatives of J.P. Morgan to discuss a potential framework for a revised transaction. While neither Ms. Fandozzi nor the representatives of Goldman Sachs and Guggenheim Securities made a specific proposal during these calls, they did discuss a potential shift in the consideration mix toward more cash and fewer RBA common shares, coupled with a lower total implied value to IAA stockholders, and a potential special dividend to pre-closing RBA shareholders contingent upon the closing of the transaction. During these conversations, Ms. Fandozzi and the representatives of Goldman Sachs and Guggenheim Securities also reviewed and discussed the potential investment by Starboard in RBA with the applicable IAA representatives, noting that Starboard shared RBA’s belief in the potential of the combination of RBA and IAA and that the combined company would benefit from Starboard’s expertise and the additional financial flexibility afforded by the investment.
On January 5, 2023, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley, Latham and Edelman in attendance to discuss the status of the transaction and the potential revised transaction framework presented by RBA and its advisors. Mr. Larson provided an update regarding discussions with Ancora. Mr. Larson provided an update on his discussions with Ms. Fandozzi, including RBA’s shareholder engagement efforts since the announcement of the transaction, the likelihood of RBA obtaining shareholder approval for the transaction at the RBA special meeting, and RBA’s continuing commitment to the transaction. Representatives of J.P. Morgan reviewed the potential revised transaction framework as presented by RBA and its advisors and a preliminary illustrative financial analysis of the revised transaction framework. The IAA board discussed the effect the potential revised transaction framework would have on the likelihood of the transaction closing, including the ability to obtain both RBA and IAA shareholder approval, as well as valuation considerations regarding IAA. Following this discussion, the IAA board determined that, in the near term, Mr. Larson should communicate to Ms. Fandozzi that, while the IAA board was still considering a potential revised transaction framework, the IAA board was unenthusiastic about any changes to the transaction that would result in a price reduction to IAA, including given the negative effect that such changes could have on IAA obtaining the IAA shareholder approval. The IAA board also directed its advisors to obtain more information regarding RBA’s assessment of its shareholders’ support for the transaction and directed J.P. Morgan to prepare additional financial analysis regarding a potential revised transaction framework and IAA’s standalone prospects.
Between January 6 and January 9, 2023, representatives of IAA’s and RBA’s respective legal, financial, communications and proxy solicitation advisors continued discussions regarding the feedback from shareholders with respect to the proposed transaction between RBA and IAA.
On January 9, 2023, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley, Latham, Innisfree, Kingsdale and Edelman in attendance to discuss the status of the transaction. Representatives of Innisfree discussed the RBA shareholder vote based on RBA’s feedback regarding its shareholder engagement efforts and the IAA shareholder vote. Following discussion, the representatives of Innisfree, Kingsdale and Edelman left the meeting. Representatives of J.P. Morgan further reviewed the potential revised transaction framework as presented by RBA and its advisors and a preliminary illustrative financial analysis of the revised transaction framework. The IAA board discussed the potential benefits and downsides of the potential revised transaction framework, the IAA board’s assessment of IAA’s standalone value, and the risk that implementing a revised transaction consistent with the framework could reduce the likelihood that IAA would secure the IAA stockholder approval. The representatives of J.P. Morgan then reviewed an illustrative financial analysis of IAA on a standalone basis, and discussion ensued regarding the perception of investors, employees, customers and other IAA stakeholders and potential related harms to IAA’s business in the event the transaction failed to close. The directors then excused the representatives of J.P. Morgan and met in executive session with IAA management, Cooley and Latham. The directors discussed how to respond to RBA regarding the potential revised transaction framework, the IAA board’s assessment of the likelihood of the transaction closing on its current terms, and IAA’s prospects on a standalone basis if the transaction failed to close. Following discussion, the IAA board determined that it was potentially supportive of a revised transaction framework but it would not accept a total implied value reduction in excess of about 1%. The IAA board also indicated its support for RBA bringing in Starboard as an investor. The IAA board further directed Mr. Larson to deliver this response to Ms. Fandozzi.
Later on January 9, 2023, Mr. Larson and Ms. Fandozzi had a call during which Mr. Larson delivered the IAA board’s feedback regarding a potential revised transaction framework which could be acceptable to the IAA board.
On January 11, 2023, the RBA board held a meeting with representatives of RBA management and Goodwin present. At this meeting, Ms. Fandozzi provided an update regarding management’s continued engagement with shareholders with respect to the proposed transaction with IAA and the recent discussions with Mr. Larson, Mr. Kett and other representatives of IAA, including IAA’s feedback on a potential revised transaction framework. The meeting participants also discussed a preliminary transaction timeline. In addition, Ms. Fandozzi provided an update regarding the discussions with Starboard with respect to a potential investment in RBA.
Also on January 11, 2023, representatives of Goldman Sachs and Guggenheim Securities had a call with representatives of J.P. Morgan to further discuss a potential revised transaction framework. During this discussion, the representatives of J.P. Morgan indicated, at IAA’s direction, that IAA was willing to entertain a proposal for a revised transaction so long as it was consistent with the feedback on value Mr. Larson delivered to Ms. Fandozzi on January 9, which the representatives of Goldman Sachs and Guggenheim Securities stated they would discuss with RBA. The representatives of J.P. Morgan also confirmed, at IAA’s direction, that IAA was open in principle to granting consent under the terms of the original merger agreement to an investment by Starboard in RBA. The representatives of J.P. Morgan also indicated that in the event that RBA made a proposal to revise the transaction structure, IAA would likely negotiate for certain changes to the original merger agreement to increase deal certainty for IAA stockholders, as well as a potential expense reimbursement for IAA in the event that the merger agreement was terminated due to a failure of RBA shareholders to approve the RBA share issuance at the RBA special meeting.
On January 12, 2023, representatives of Goldman Sachs and Guggenheim Securities had a call with representatives of J.P. Morgan to further discuss a potential revised transaction framework. The representatives of Goldman Sachs and Guggenheim Securities stated that RBA’s expectation was that any proposal for a revised transaction made by RBA would be consistent with IAA’s feedback on value.
Also on January 12, 2023, Ms. Fandozzi and Mr. Larson had a call to discuss the status of the transaction and the potential timeline. During this call, Ms. Fandozzi indicated that RBA was unwilling to agree to any changes to the original merger agreement other than changes required to implement a revised transaction structure if agreed upon by the parties.
On January 13, 2023, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities, Evercore, RBC, MacKenzie Partners and Goodwin present. At this meeting, Ms. Fandozzi provided an update regarding management’s continued engagement with shareholders with respect to the proposed transaction with IAA, and the meeting participants discussed the status of the transaction and the required shareholder approvals for closing. Ms. Fandozzi also updated the RBA board on her recent conversation with Mr. Larson, and representatives from Goldman Sachs and Guggenheim Securities updated the RBA board on their recent conversation with representatives of J.P. Morgan. The representatives from Goldman Sachs and Guggenheim Securities summarized a potential proposal to IAA regarding a revised transaction consisting of: (1) an increase in the cash portion of the consideration payable to IAA shareholders from $10.00 to $12.80 per share; (2) a decrease in the exchange ratio with respect to the portion of the consideration payable in RBA common shares to reflect the change in consideration mix and a total implied value reduction of $0.50 per share based on the 10-day VWAP of RBA common shares at the time; and (3) a one-time, special dividend of $1.08 per common share (representing four quarters of RBA’s current quarterly dividend of $0.27 per share) payable to pre-closing RBA shareholders contingent upon the closing of the transaction. Following discussion, the RBA board agreed with the proposed approach to a potential revised transaction structure and determined that the independent directors would further discuss the approach in the executive session scheduled for the following day. In addition, Ms. Fandozzi and the representatives of Goldman Sachs and Guggenheim Securities provided a further update regarding the negotiations with Starboard with respect to the terms of a potential investment in RBA, noting that Starboard had agreed in principle to a $485 million investment in convertible preferred equity of RBA with an additional purchase of $15 million of RBA common shares. The meeting participants discussed timing and next steps, including the plan to announce any changes to the IAA transaction simultaneously with the investment by Starboard if the parties reached agreement.

Also on January 13, 2023, and continuing over the next few days, Starboard’s legal advisor sent drafts of the investment documents to Goodwin. From that time through the execution of the investment documents, representatives of Starboard and RBA negotiated the terms of such documents and held discussions relating thereto.
On January 14, 2023, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley and Latham in attendance to discuss the revised transaction framework. Cooley reviewed the directors’ fiduciary duties in the context of the potential revised transaction framework. J.P. Morgan reviewed an illustrative preliminary financial analysis of the revised transaction framework assuming that, consistent with the IAA board’s prior direction, the revised transaction framework would not result in a total implied value reduction of more than about 1%. The meeting participants also discussed RBA’s reaction to potential changes to the original merger agreement in connection with a proposal for a revised transaction, and after discussion, the IAA board instructed Cooley to continue to request an expense reimbursement in the event RBA failed to obtain shareholder approval, subject to a reasonable cap based on IAA’s actual expenses incurred to date, but not to pursue other potential changes intended to enhance deal certainty. Ms. Healy provided an update regarding IAA’s 2022 and fourth quarter performance and recent shareholder interactions on the IAA side. Representatives of Latham reviewed recent interactions with Ancora, and described the potential terms of a cooperation agreement with Ancora, which would include standstill restrictions on Ancora. The IAA board discussed the merits of the revised transaction framework relative to IAA’s alternatives, including the fact that the additional cash consideration provided more upfront and certain value. Following this discussion, the IAA board authorized IAA management to pursue the revised transaction framework. The IAA board also directed IAA management to seek to enter into a cooperation agreement with Ancora concurrently with the execution of the merger agreement amendment and Starboard investment.
Later on January 14, 2023, representatives of Cooley sent Goodwin draft forms of the merger agreement amendment and consent to the merger agreement permitting the Starboard investment and related transactions. From that time through the execution of the merger agreement amendment, representatives of Cooley and Goodwin negotiated the terms of such documents and held discussions relating thereto. As part of these discussions, the parties agreed to an expense reimbursement provision covering out-of-pocket expenses incurred by IAA in connection with the merger agreement and the mergers up to a maximum amount of $5.0 million in the event that the merger agreement was terminated due to the failure of RBA shareholders to approve the RBA share issuance at the RBA special meeting.
Later on January 14, 2023, representatives of IAA proposed to RBA potential outreach to Ancora in advance of the announcement of the revised transaction as directed by the IAA board. Thereafter, representatives of IAA and RBA discussed the proposed outreach to Ancora by IAA to determine Ancora’s interest in entering into a cooperation agreement with IAA regarding RBA’s acquisition of IAA and the membership and composition of the IAA board in certain circumstances.
Also on January 14, 2023, the independent directors of the RBA board held an executive session without management present. Representatives of Goldman Sachs, Evercore, RBC and Goodwin attended a portion of the meeting, during which the meeting participants further discussed the potential proposal to IAA presented at the meeting of the RBA board held on the prior day. The meeting participants also discussed the proposed investment by Starboard in RBA. At the conclusion of this discussion, the independent directors confirmed their authorization to proceed with the proposed approach to a potential revised transaction with IAA, with a concurrent announcement of the Starboard investment.
On January 18, 2023, Luxor filed a preliminary proxy statement with the SEC soliciting proxies against the proposals to be voted on by RBA shareholders at the RBA special meeting.
On January 19, 2023, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley and Latham in attendance to discuss the status of the transaction. J.P. Morgan reviewed the trading activity of IAA common stock and RBA common shares since the last IAA board meeting. Representatives of Cooley provided an update regarding the status of discussions regarding the revised transaction documentation and reviewed the key terms of the Starboard investment documentation that had been provided by RBA. Discussion ensued regarding the appropriate terms of the expense reimbursement in the event of RBA’s failure to obtain shareholder approval at the RBA special meeting. A discussion ensued regarding the IAA board’s view that obtaining Ancora’s support for the revised transaction would be advisable and how to approach Ancora.
On January 20, 2023, representatives of Goldman Sachs, on behalf of RBA, provided a proposal to J.P. Morgan, on behalf of IAA, with respect to a revised transaction structure consisting of: (1) cash consideration of $12.80 per share of IAA common stock; (2) an exchange ratio of 0.5248 for the portion of the consideration payable in RBA common shares, representing the shift in the consideration mix and a $0.50 per share decrease in total implied value of the transaction consideration based on the 10-day VWAP of RBA common shares through market close on January 20; and (3) a one-time, special dividend to pre-closing RBA shareholders of $1.08 per common share contingent upon the closing of the transaction. Following delivery of this proposal, representatives of J.P. Morgan contacted representatives of Goldman Sachs and Guggenheim Securities to indicate that the exchange ratio proposed by RBA would result in a greater than 1% reduction in the total implied transaction value, and therefore was inconsistent with the guidance previously communicated by the IAA board.
Later on January 20, 2023, IAA entered into a limited duration confidentiality agreement with Ancora, which did not include a standstill provision. Thereafter, Ms. Fandozzi, Mr. Larson and Mr. Smith held a meeting with representatives of Ancora to discuss the revised transaction framework and ask for Ancora’s support. Following this discussion, Mr. Larson and Brian Bales, an independent director on the IAA board, held a meeting with representatives of Ancora to discuss the terms of the cooperation agreement being proposed by IAA. During the course of these discussions, the representatives of Ancora indicated that Ancora was supportive of the revised transaction and signing a cooperation agreement but would not accept a standstill restriction in the event the transaction failed to close.
Later on January 20, 2023, representatives of Latham sent a draft cooperation agreement to representatives of Ancora’s legal advisor. From that time through the execution of the cooperation agreement, representatives of IAA’s and Ancora’s legal advisors negotiated the terms of the cooperation agreement and, along with members of the IAA board and Ancora principals, held discussions relating thereto.
On January 21, 2023, representatives of Ancora notified representatives of IAA that Ancora was putting forth Timothy J. O’Day as its proposed designee for the combined company board.
Also on January 21, 2023, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities, Evercore, RBC, and Goodwin present. At this meeting, Ms. Fandozzi provided an update regarding the status of discussions with IAA regarding the revised transaction structure and IAA’s outreach to Ancora, including the possible appointment of an independent director identified by Ancora to the RBA board following completion of the transaction. Ms. Fandozzi indicated that the Ancora designee was identified as Timothy J. O’Day and that members of RBA management were familiar with Mr. O’Day within the industry and supportive of his candidacy. Representatives of Goodwin reviewed the terms of the proposed amendment to the original merger agreement, and representatives of Goldman Sachs and Guggenheim Securities reviewed preliminary financial analyses with respect to each of RBA and IAA on a standalone basis and a potential combination of the two companies based on the proposed revisions to the transaction terms. It was noted that RBA management had determined that there were no material developments that, in their judgment, would require changes to the standalone forecasts for RBA and IAA, the estimated cost synergies for the potential transaction, or the pro forma forecasts for the combined company, from the ones previously authorized for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses in connection with the original merger agreement (see the section entitled “—Certain RBA Financial Forecasts”). Each of Goldman Sachs and Guggenheim Securities also confirmed that there were no changes in the respective relationship disclosure previously provided by them to the RBA board, as described in the section entitled “—Opinions of RBA’s Financial Advisors.” The RBA board considered the revised transaction and the benefits it afforded to RBA and its shareholders. See the section entitled “—RBA’s Reasons for the Mergers and Recommendation of the RBA Board of Directors.” Ms. Fandozzi and RBA’s financial and legal advisors provided a further update regarding the status of discussions with respect to the proposed investment by Starboard in RBA, including the negotiation of the related investment documents, and reviewed the proposed structure, terms and conditions of such investment with the RBA board. In addition, the meeting participants discussed timing and the communications planning process with representatives of Joele Frank, Wilkinson Brimmer Katcher, RBA’s communications advisor.
Later on January 21, 2023, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley and Latham in attendance to discuss the status of the transaction. Mr. Larson updated the IAA board on events since the last meeting, including discussions with representatives of Ancora. The IAA board discussed Mr. O’Day’s suitability as a director candidate for the combined company board, including that RBA and Mr. Kett were familiar with Mr. O’Day and were supportive of his candidacy. The directors also discussed the proposed financial terms of the merger agreement amendment communicated by RBA and authorized IAA management to accept the midpoint of each party’s current position regarding the proper share consideration reduction.

Later on January 21, 2023, the parties agreed in principle to a revised exchange ratio of 0.5252 RBA shares per share of IAA common stock.
On January 22, 2023, the RBA board held a meeting with representatives of RBA management, Goldman Sachs, Guggenheim Securities, Evercore, RBC and Goodwin present. At this meeting, Ms. Fandozzi provided an update regarding the status of discussions with IAA regarding the revised transaction and IAA’s outreach to Ancora. The meeting participants discussed, and the RBA board determined to accept, the revision of the January 20 proposal to adopt a 0.5252 exchange ratio (with other economic terms unchanged) and the potential appointment of an Ancora designee (identified as Mr. O’Day) to the RBA board upon closing of the transaction. Representatives of Goldman Sachs reviewed with the RBA board its financial analysis for the proposed transaction, and delivered its oral opinion, subsequently confirmed in writing dated as of January 22, 2023, to the RBA board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement (as amended) was fair from a financial point of view to RBA. Representatives of Guggenheim Securities reviewed with the RBA board its financial analysis for the proposed transaction, and delivered its oral opinion, subsequently confirmed in writing dated as of January 22, 2023, to the RBA board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement (as amended) was fair from a financial point of view to RBA. The updated fairness opinions had been requested by the RBA board given the change in the economic terms of the proposed transaction, notwithstanding the decrease in the total implied value being paid to IAA stockholders. See the section entitled “—Opinions of RBA’s Financial Advisors” for further information. Representatives of Goodwin reviewed the proposed resolutions to be adopted by the RBA board. Thereafter, the RBA board unanimously: (1) determined that the merger agreement (as amended) and the consummation of the transactions contemplated thereby were in the best interests of RBA and its shareholders; (2) approved the amendment to the merger agreement and the consummation of the transactions contemplated by the merger agreement (as amended); and (3) resolved to recommend that RBA shareholders approve the share issuance at the RBA special meeting, upon the terms and subject to the conditions set forth in the merger agreement (as amended). Also at this meeting, the RBA board unanimously approved the Starboard investment in RBA and related documentation, which included the agreement to appoint Mr. Smith to the RBA board upon approval of the IAA transaction by RBA and IAA shareholders. See the section entitled “—Recent Developments” for further information.
On January 22, 2023, the IAA board held a meeting with representatives of IAA management, J.P. Morgan, Cooley and Latham in attendance to review and potentially approve the execution of the merger agreement amendment. Cooley confirmed that the merger agreement amendment and the Starboard investment agreements were substantially in agreed form. Representatives of J.P. Morgan reviewed J.P. Morgan’s financial analysis of the revised merger consideration, taking into account the Starboard investment and the special dividend. Representatives of J.P. Morgan rendered to the IAA board J.P. Morgan’s oral opinion, subsequently confirmed by delivery of a written opinion dated as of January 22, 2023, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the revised merger consideration to be paid to the IAA stockholders in the mergers was fair, from a financial point of view, to such holders. See the section entitled “—Opinion of IAA’s Financial Advisor.” Cooley reviewed the directors’ fiduciary duties in the context of the merger agreement amendment, Starboard investment and the cooperation agreement and provided an overview of the key terms of the merger agreement amendment and other definitive agreements. The IAA board engaged in a discussion regarding the revised transaction and the benefits it afforded to IAA and its stockholders relative to the existing transaction and IAA’s standalone prospects. See the section entitled “—IAA’s Reasons for the Mergers and Recommendation of the IAA Board of Directors.” The IAA board then unanimously (1) determined that the merger agreement (as amended or modified) and the transactions, including the mergers, are fair to and in the best interests of IAA and its stockholders; (2) approved and declared advisable the merger agreement (as amended or modified) and the consummation of the transactions contemplated thereby; (3) directed that the merger agreement (as amended or modified) be submitted to the IAA stockholders; and (4) resolved to recommend that the IAA stockholders adopt the merger agreement at the IAA special meeting, subject to the terms of the merger agreement (as amended or modified). Following the adoption of these resolutions, representatives of Latham provided an update on negotiations with Ancora regarding the cooperation agreement, noting that Ancora continued to assert that it would not agree to a standstill in the event the transaction failed to close unless Ancora had the right to appoint three members to the IAA board in such event, including Mr. O’Day. The IAA board gave IAA management and IAA’s advisors guidance regarding acceptable resolutions of the remaining open points in the cooperation agreement.

Later on January 22, 2023, the parties executed and delivered the merger agreement amendment, and RBA and Starboard executed and delivered the investment documents with the consent of IAA. Thereafter, IAA continued its discussions with Ancora regarding a potential cooperation agreement, and subsequently entered into such a cooperation agreement with Ancora with the consent of RBA. Prior to IAA executing the cooperation agreement, representatives of Latham updated the IAA board regarding the final terms of the cooperation agreement, which included a standstill on the terms authorized by the IAA board.
Also on January 22, 2023, representatives of Starboard and members of RBA management had several separate calls with representatives of Luxor regarding RBA’s entry into the merger agreement amendment and the Starboard investment, and plan to announce such transactions prior to the open of trading the next morning.
On January 23, 2023, prior to the opening of trading on the NYSE and TSX, RBA and IAA issued a joint press release announcing the amendment to the merger agreement, the proposed special dividend to RBA shareholders, and the entry into the cooperation agreement, and RBA issued a separate press release announcing the investment by Starboard in RBA.
On January 24, 2023, Luxor issued a press release commenting on the revised transaction and indicating its intent to continue to oppose RBA’s acquisition of IAA.
On February 1, 2023, Starboard’s strategic investment in RBA was completed.
RBA’s Reasons for the Mergers and Recommendation of the RBA Board
At meetings held on November 6, 2022 and January 22, 2023, the RBA board unanimously (1) determined that the original merger agreement (as amended or modified by the merger agreement amendment) and the consummation of the mergers, the RBA share issuance, and the other transactions contemplated by the merger agreement, including each other agreement to be executed and delivered in connection therewith, were in the best interests of RBA and its shareholders, (2) approved the merger agreement and the performance by RBA of its covenants and agreements contained therein and the consummation of the transactions contemplated by the merger agreement, including the mergers and the RBA share issuance, each on the terms and subject to the conditions set forth therein, (3) directed that the RBA share issuance be submitted for approval by RBA shareholders at the RBA special meeting, and (4) resolved to recommend that RBA shareholders approve the RBA share issuance at the RBA special meeting, upon the terms and subject to the conditions set forth in the merger agreement.
As described in the section entitled “— Background of the Mergers,” in evaluating the mergers, the RBA board consulted with and received the advice of RBA’s outside legal and financial advisors, held discussions with RBA’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement and to recommend the approval of the RBA share issuance by RBA shareholders. These factors included, but were not limited to, the following (not necessarily in order of relative importance):
•
the expectation that the transaction will create a leading omnichannel marketplace for buyers and sellers across a diverse portfolio of verticals with a combined gross transaction value in excess of $14.5 billion (based on gross transaction value for the last twelve months ended September 30, 2022);

•	the belief that IAA’s business model is highly complementary to RBA’s marketplace, with the salvage auction process closely resembling RBA’s used equipment auction process;
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the belief that diversifying both companies’ end market exposures is likely to enhance the growth profile of the combined company, while simultaneously reducing cyclicality given the historically counter-cyclical and resilient salvage vehicle sector;

•	the expectation that RBA’s highly expandable platform will benefit from greater transaction volume and higher margin service attach rates;
•	the expectation that the approximately 275 combined yards of RBA and IAA will enhance each organization’s growth strategy, whereby:
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RBA is expected to benefit from the acceleration of its local yard strategy to unlock new customers and drive incremental gross transaction value and the improvement of yard unit economics through higher and more consistent yard utilization; and

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IAA is expected to benefit from increased catastrophic events capacity for insurance customers via RBA’s expansive yards and an international footprint with auction yards in eleven countries outside of the U.S.;

•
the expectation that the expanded marketplace of the combined company will also lead to increased footprint/customer proximity, enhanced yard utilization and automation, and improved return on investment on technology investments;

•	the belief that the combination will drive enhanced customer experience and engagement by merging aligned customer-centric cultures supported by comprehensive tech-enabled solutions;
•	the expectation that the combined company will be able to achieve at least $100-120 million in annual run-rate cost synergies by the end of 2025;
•
the expectation that the transaction will be accretive to (i) RBA’s Adjusted EBITDA margins when considering the run-rate cost synergies (based on financials for the last twelve months period ended September 30, 2022) and (ii) RBA’s adjusted earnings per share when considering the realizable cost synergies, as each such metric is reported by RBA;

•
the expectation that the combination of RBA and IAA will provide significant revenue growth opportunities for the combined company, beyond the identified cost synergies, to accelerate the revenue growth otherwise achievable by RBA and IAA on a standalone basis, including through cross-selling opportunities, accelerated marketplace innovation, and acceleration of IAA’s international expansion;

•	the expectation that the cash flow of the combined company will enable RBA to de-leverage while providing capital allocation flexibility;
•	the relevant automotive sector expertise of RBA’s management team and their experience in successfully integrating acquisitions;
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the fact that, upon completion of the mergers, existing RBA shareholders will continue to own in excess of a majority of the outstanding RBA shares on a fully diluted basis with the opportunity to share in any future price appreciation of, and dividends declared on, RBA common shares;

•
the oral opinions rendered by Goldman Sachs, subsequently confirmed in writing dated as of each of November 7, 2022 and January 22, 2023, to the RBA board that, as of each such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the original merger agreement (as amended by the merger agreement amendment with respect to the January 22, 2023 opinion) was fair from a financial point of view to RBA. See the section entitled “— Opinions of RBA’s Financial Advisor” and Annex D;

•
the oral opinions rendered by Guggenheim Securities, subsequently confirmed in writing dated as of each of November 6, 2022 and January 22, 2023, to the RBA board that, as of each such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the original merger agreement (as amended by the merger agreement amendment with respect to the January 22, 2023 opinion) was fair from a financial point of view to RBA. See the section entitled “—Opinions of RBA’s Financial Advisor” and Annex E;

•
the likelihood that the mergers would be consummated, including, among other things, the limited conditions set forth in the merger agreement and the probability that regulatory approvals for the mergers would be obtained in a timely manner without the imposition of any conditions that RBA would find unacceptable; and

•	other terms of the merger agreement, including, among other things:
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the fact that the exchange ratio is fixed and will not be adjusted to compensate for any decrease in the trading price of RBA’s common shares prior to the completion of the mergers, which provides certainty to RBA shareholders as to their pro forma percentage ownership of the combined company immediately after the completion of the mergers;

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the extensive representations and warranties made by IAA in the merger agreement, as well as the covenants in the merger agreement relating to the conduct of IAA’s business during the period from the date of the original merger agreement through the effective time;

○	that the RBA share issuance is subject to approval by holders of RBA common shares, and that no termination fee is payable by RBA if its shareholders do not vote to approve the RBA share issuance at the RBA shareholder meeting, other than, among other circumstances, if the RBA board makes a RBA change of recommendation or in specified circumstances following a third party making an acquisition proposal for RBA, except for the reimbursement of IAA’s out-of-pocket expenses up to a maximum of $5 million, as described in the section entitled “The Merger Agreement – Termination Amount and Expenses; Liability for Breach”;
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RBA’s ability, under certain circumstances prior to receipt of the requisite approval of the RBA shareholders, to consider and respond to an unsolicited alternative acquisition proposal, to furnish information to the person making such a proposal, and to engage in discussions or negotiations with the person making such a proposal;

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the RBA board’s ability, under certain circumstances prior to receipt of the requisite approval of the RBA shareholders, to effect a RBA change of recommendation, including to withdraw, qualify or modify the RBA board’s recommendation in favor of the RBA share issuance proposal;

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the RBA board’s ability, under certain circumstances prior to receipt of the requisite approval of the RBA shareholders, to terminate the merger agreement in order to enter into an alternative acquisition agreement providing for a superior proposal, subject to payment to IAA of a termination fee of $189 million;

○	that IAA, subject to certain exceptions, is prohibited from soliciting or engaging in discussions or entering into agreements with respect to alternative acquisition proposals; and
○
with respect to the merger agreement amendment, the feedback received from RBA shareholders regarding the mergers, and the benefits to RBA shareholders of (i) the decrease in the exchange ratio from 0.5804 to 0.5252, resulting in less dilution to RBA shareholders as a result of the mergers, and (ii) the ability of RBA to pay the special dividend in connection with the mergers to pre-closing RBA shareholders contingent upon the closing of the first merger.

Also, in connection with the strategic investment by Starboard in RBA, the RBA board considered, in consultation with its advisors, the potential benefits and results of the investment, including (i) the additional financial flexibility that would be afforded to RBA by the investment, (ii) Starboard’s belief in the pending acquisition of IAA and its desire to work with the combined company in connection with achieving the anticipated benefits of the acquisition and Starboard’s substantial knowledge of the automotive salvage industry as a result of its prior investment in IAA’s former parent company, (iii) the participation of Jeffrey C. Smith on the combined company board, (iv) the terms of the investment being consistent with market precedent for similar convertible preferred equity investments and Starboard’s concurrent purchase of RBA common shares, and (v) the fact that the shares underlying Starboard’s investment would not be voted at the RBA special meeting or any adjournment thereof.
In the course of its deliberations, the RBA board also considered a variety of risks, uncertainties and other countervailing factors related to the mergers, including, but not limited to (not necessarily in order of relative importance):
•	the risk that IAA’s financial performance may not meet RBA’s expectations;
•
the risk that the anticipated benefits to RBA and IAA following completion of the combination, including the cost synergies and revenue growth opportunities described above, will not be realized, will cost more to realize, or will take longer to realize than expected;

•	the risk that IAA may not be able to maintain or renew certain material contracts and relationships on favorable terms or at all;
•
the possible disruption of RBA’s and IAA’s respective operations that may result from the combination, including the potential for diversion of management and employee attention from other strategic opportunities or operational matters, and the potential effect of the combination on RBA’s and IAA’s respective businesses, operating results and relations with business partners, suppliers and other parties;

•	the difficulties and challenges inherent in completing the combination and integrating the businesses, operations and workforces of RBA and IAA;

•
the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of RBA common shares or IAA common stock, the then-current trading price of the RBA common shares to be issued to holders of shares of IAA common stock upon the consummation of the mergers could be significantly higher than the trading price prevailing at the time the merger agreement was executed;

•
the fact that RBA’s current shareholders will have reduced ownership and voting interests after the completion of the combination (compared to their current ownership and voting interests in RBA) and will exercise less influence over the RBA board and management and policies of RBA (compared to their current influence over the RBA board and management and policies of RBA);

•	the possibility that the mergers may not be completed, including as a result of the failure to obtain the requisite shareholder or regulatory approvals, or that completion may be unduly delayed;
•	the risk that governmental entities may impose conditions on the combined company that may adversely affect the ability of the combined company to realize the expected benefits of the transactions;
•	the fact that IAA’s obligation to complete the mergers is conditioned on its receipt of a tax opinion from Cooley;
•
the fact that RBA will have higher leverage following the transactions due to its incurrence of indebtedness in order to fund the cash portion of the merger consideration and repay certain indebtedness in connection with the mergers, which could have adverse consequences to RBA’s business and financial position or its ability to pursue acquisition opportunities following the mergers;

•	the significant costs incurred by RBA in connection with negotiating and entering into the merger agreement, which, if the transactions are not consummated, will generally be borne by RBA;
•
the fact that the separate opinions of each of Goldman Sachs and Guggenheim Securities to the RBA board that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement was fair from a financial point of view to RBA, speak only as of the date of delivery and do not take into account events occurring or information that has become available after such date, including any changes in the operations and prospects of RBA or IAA, general market and economic conditions and other factors which may be beyond the control of RBA and IAA and on which the fairness opinions were based;

•
the fact that in certain circumstances, including if RBA terminates the merger agreement to accept a superior proposal or if IAA terminates the merger agreement as a result of the RBA board changing its recommendation in favor of the RBA share issuance, RBA would be required to pay IAA a termination amount of $189 million;

•	the risk of litigation in connection with the mergers;
•
that provisions in the merger agreement placing certain restrictions on the operation of RBA’s business during the period between the signing of the merger agreement and consummation of the mergers may delay or prevent RBA from pursuing business opportunities that may arise or other actions it would otherwise take with respect to its operations;

•	the increase in the aggregate cash consideration payable to IAA stockholders pursuant to the terms of the merger agreement amendment; and
•	various other risks associated with the transactions and the businesses of RBA, IAA and the combined company described in the section entitled “Risk Factors.”
The RBA board determined that, overall, these potential risks and uncertainties were outweighed by the benefits that the RBA board expects to achieve for RBA shareholders as a result of the mergers. The RBA board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.
The foregoing discussion of the information and factors that the RBA board considered is not intended to be exhaustive but is meant to include the material factors regarding the transactions that the RBA board considered, which are not necessarily presented in order of relative importance. In light of the complexity and wide variety of factors that the RBA board considered, the RBA board did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered and did not undertake to make any specific determinations as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the RBA board. Rather, the RBA board made its recommendation based on the totality of the information available to the RBA board. In addition, individual members of the RBA board may have given different weights to different factors.
The foregoing description of RBA’s consideration of the factors supporting the transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
ACCORDINGLY, THE RBA BOARD UNANIMOUSLY RECOMMENDS THAT RBA SHAREHOLDERS VOTE “FOR” THE RBA SHARE ISSUANCE PROPOSAL AND “FOR” THE RBA ADJOURNMENT PROPOSAL.
IAA’s Reasons for the Mergers and Recommendation of the IAA Board
As previously disclosed, at a meeting held on November 6, 2022, the IAA board unanimously adopted resolutions, among other things, authorizing the entry into the merger agreement and recommending that IAA stockholders adopt the merger agreement at the IAA special meeting. As a result of events and circumstances arising following the execution of the original merger agreement on November 7, 2022, and following extensive engagement with RBA and IAA stockholders, RBA and IAA determined to enter into the merger agreement amendment and the consent to the other party entering into the cooperation agreement and Starboard investment, as applicable. In connection therewith, at a meeting held on January 22, 2023, the IAA board unanimously (1) determined that the merger agreement (as amended or modified) and the transactions contemplated thereby are fair to and in the best interests of IAA and its stockholders; (2) approved and declared advisable the merger agreement (as amended or modified) and the consummation of the transactions contemplated thereby; (3) directed that the merger agreement (as amended or modified) be submitted to the IAA stockholders; and (4) resolved to recommend that the IAA stockholders adopt the merger agreement (as amended or modified) at a special meeting of IAA stockholders, subject to the terms of the merger agreement (as amended or modified). As described in the section entitled “— Background of the Mergers” in evaluating the mergers, the IAA board consulted with and received the advice of IAA’s outside legal and financial advisors, held discussions with IAA’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement (as amended or modified) and to recommend its adoption by the IAA stockholders. These factors included, but were not limited to, the following (not necessarily in order of relative importance):
•
the implied value of the merger consideration to be received by IAA stockholders in the transactions of 0.5252 RBA common shares and $12.80 cash per share of IAA common stock which, using RBA’s 10-day volume-weighted average price on the NYSE as of January 20, 2023 of $59.3581, equals a purchase price of $44.40 per share, which represents a premium of:

○	13.1% to the closing price of IAA common stock on November 4, 2022, the last trading day prior to the initial public announcement of the merger agreement and the transactions;
○	34.5% to the closing price of IAA common stock on October 3, 2022, the last trading day before the IAA board agreed in principle to the initial $46.88 headline price; and
○	9.2% to the closing price of IAA common stock on January 20, 2023, the last trading day before the initial public announcement of the merger agreement amendment;
•
the possibility that the trading price of IAA common stock on the NYSE, absent the transactions, would not reach and sustain at least the level implied by the merger consideration in the near term, or at all;

•
the fact that the receipt of RBA common shares as merger consideration provides IAA stockholders with an approximately 37.2% ownership interest in the combined company and the opportunity to share in any future price appreciation of, and dividends declared on, RBA common shares, and that the transactions are expected to provide a number of significant strategic opportunities and benefits to the combined company to support such appreciation, including the following:

○
the transactions combine two independent, strong companies and complementary business models across near-adjacent verticals with significant synergy potential, and positions the combined company to significantly expand and enhance growth for both RBA and IAA;

○
the parties expect (1) to achieve $100 million – $120+ million in annual run-rate cost synergies by the end of 2025, (2) that certain revenue opportunities will also be available, including growing IAA sales domestically and abroad, growing RBA’s gross transaction value, growing financing solutions sales at IAA, growing services attachment at IAA, capturing whole car sales market share and entering incremental salvage markets, and (3) that the transactions will deliver adjusted earnings accretion in the first full year following closing;
○
IAA will benefit from the experience, talent, technology and industry relationships of RBA, with a more diversified customer base across a broad set of attractive end-markets, as well as stronger data analytics capabilities, creating an even stronger organization;

○
the combination is expected to enable (1) IAA to expand its global digital marketplace technology, further strengthen its operating model, and expand into additional supply categories as well as new geographies, (2) RBA to enter the adjacent, high-growth automotive sector and increase the efficiency of certain processes using IAA technology, and (3) the combined company to capitalize on new revenue opportunities;

○
the combined company will be able to provide both companies’ customers with multiple selling options, a comprehensive suite of technology-enabled services and enhanced insights, allowing them to maximize the return of their commercial and automotive assets;

○
the combined company will afford both IAA and RBA a footprint closer to both companies’ customers, enabling the combined company to offer faster service and a greatly improved, seamless experience while providing access to more real estate and increased flexibility to drive low-cost growth;

○
the expected ability of the combined company to quickly de-leverage following the closing of the transactions and, in the case of the merger agreement amendment, the fact that the merger agreement amendment and related transactions were leverage neutral relative to the transactions as initially announced; and

○	RBA’s expectation that it will maintain its current quarterly dividend and may consider further increases following closing as the combined company de-levers its balance sheet;
•
the fact that the cash component of the merger consideration, including the increased cash consideration provided by the merger agreement amendment, would provide immediate liquidity and certainty of value to IAA stockholders;

•
the benefits that IAA was able to obtain as a result of negotiations with RBA, in the case of the original merger agreement, despite the macroeconomic and financing environment worsening and IAA revising down its near term standalone outlook over the course of negotiations, including:

○
an increase in the price RBA was willing to offer to acquire IAA in the original merger agreement from an initial headline value of $46.00 per share of IAA stock to the final proposal of $46.88 per IAA share, and the IAA board’s belief that this was the highest price per share that RBA was willing to pay; and

○
in the case of the merger agreement amendment, that the $2.80 per share of increased cash consideration would provide immediate liquidity and certainty of value to IAA stockholders and that the IAA board was unwilling to accept any revised transaction structure that resulted in more than a modest total implied value decrease in the merger consideration;

•
the potential strategic alternatives available to IAA, taking into account the covenants imposed by the non-compete agreement with KAR, and the risks and costs associated with pursuing those potential alternatives, including the possibility of remaining a standalone company and the anticipated value that IAA’s standalone plan and prospects would deliver to IAA stockholders relative to the risk adjusted value associated with the transactions;

•
the IAA board’s consistent assessment, taking into account discussions with representatives of J.P. Morgan, and the fact that IAA received no inbound interest from potential third parties after Ancora publicly called for the IAA board to initiate a sale process in March 2022 that it was unlikely that a third party would engage in a transaction with IAA at the same or better price and other terms offered by RBA and that the risks associated with third-party outreach prior to signing the original merger agreement outweighed the benefits of such outreach, and the fact that IAA received no inbound interest relating to business combination transactions from potential third parties prior to executing the merger agreement amendment;
•
in the case of the merger agreement amendment, the IAA board’s assessment, in consultation with its advisors, that entering into the amendment and the cooperation agreement and consenting to the Starboard investment would (1) increase the likelihood of the transactions being consummated, including given the voting commitment entered into by Ancora, a holder of approximately 4% of IAA’s voting power, (2) also benefit the combined company following closing, including due to the participation of Jeffrey Smith and Timothy O’Day on the combined company board, delivering enhanced value that would accrue in part to former IAA stockholders, and (3) deliver superior risk adjusted value to IAA and its stockholders than IAA’s standalone prospects or the terms of the original merger agreement;

•
the result of IAA’s due diligence investigation of RBA and the synergies expected to be generated by the transactions, conducted with the assistance of IAA’s external advisors, including IAA’s assessment of RBA’s standalone plan and prospects;

•	the experience, strong industry relationships, reputation and extensive track record of RBA and its management, including RBA’s track record of successfully integrating past acquisitions;
•
the oral opinions rendered by J.P. Morgan, financial advisor to IAA, to the IAA board on each of January 22, 2023 and November 6, 2022, in each case subsequently confirmed by delivery of a written opinion, dated as of January 22, 2023 and November 6, 2022, respectively, that as of each such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the IAA stockholders in the mergers was fair, from a financial point of view, to such holders, and that, in the case of the January 22, 2023 opinion, J.P. Morgan’s opinion took into account the special dividend and the Starboard investment in addition to the changes to the merger consideration. See the section entitled “— Opinion of IAA’s Financial Advisor” and Annex F;

•
the expectation that, for IAA stockholders that are U.S. holders, the mergers will qualify as a “reorganization” under the Code and, as a result, the receipt of the merger consideration by such holders will not result in the realization of a gain other than with respect to the cash component thereof;

•	the IAA board’s assessment that RBA had demonstrated that it valued the IAA workforce and was carefully considering how to best retain and integrate the IAA workforce into its own;
•	the fact that the parties expect to retain IAA’s Westchester, Illinois offices as the global headquarters of the combined company;
•	the likelihood that the mergers would be consummated and anticipated timing of closing based on, among other things:
○	the limited scope of the conditions to closing included in the merger agreement, including that no financing conditions are included;
○
the level of RBA’s commitment to satisfy the conditions to closing, and the assessment of the IAA board, after considering the perspectives of its legal advisors, regarding the likelihood of such closing conditions being satisfied;

○	the fact that RBA obtained committed debt financing from reputable financing sources with limited and customary conditionality to funding;
○
the scope of the effects, changes and developments that may be considered in determining whether a material adverse effect has occurred under the merger agreement and the customary exceptions therefrom that were negotiated by IAA;

○	in the case of the merger agreement amendment, the fact that all required regulatory approvals for the transactions have been obtained; and
○
that IAA is entitled to specific performance of RBA’s obligations under the merger agreement, including the obligation to close the transactions (subject to the satisfaction or waiver of closing conditions).

•	other terms of the merger agreement, including, among other things:
○
IAA’s right to designate four directors to serve on the RBA board effective as of immediately following the closing of the transactions, the ability of these designees to oversee the integration of the companies and realization of synergies from the transactions and the fact that Timothy O’Day, a seasoned industry professional, will be one of IAA’s designees and is expected to be a strong advocate for shareholder interests;

○
that the merger agreement is subject to approval by holders of at least the majority of the outstanding shares of IAA common stock, and that no termination fee or expense reimbursement is payable by IAA if its stockholders do not vote to adopt the merger agreement at the IAA stockholders meeting, other than, among other circumstances, if the IAA board makes an IAA change of recommendation or in specified circumstances following a third party making an acquisition proposal for IAA, as described in the section entitled “The Merger Agreement — Termination Amount and Expenses;”

○
IAA’s ability, prior to receipt of the requisite approval of the IAA stockholders under certain circumstances, to consider and respond to an unsolicited alternative acquisition proposal, to furnish information to the person making such a proposal and to engage in discussions or negotiations with the person making such a proposal;

○
the IAA board’s ability, under certain circumstances prior to receipt of the requisite approval of the IAA stockholders, to effect an IAA change of recommendation, including to withdraw, qualify or modify the IAA board’s recommendation in favor of the merger proposal or to approve or recommend an alternative acquisition proposal;

○
the IAA board’s ability, under certain circumstances prior to receipt of the requisite approval of the IAA stockholders, to terminate the merger agreement in order to enter into an alternative acquisition agreement providing for a superior proposal, subject to payment to RBA of a termination fee of $189 million;

○
the IAA board’s assessment, after considering the advice of its financial and legal advisors, that the termination fee of $189 million would not present a meaningful deterrent to a third party from making or consummating an alternative acquisition proposal for IAA;

○
that, pursuant to the merger agreement amendment, RBA agreed to reimburse IAA for up to $5 million of its transaction related expenses in the event that the merger agreement is terminated as a result of RBA’s failure to obtain the approval of its shareholders at the RBA special meeting; and

○
that RBA is subject to restrictions on its activities prior to closing, including its ability to take actions outside of the ordinary course of business or, subject to certain exceptions, to solicit or engage in discussions or enter into agreements with respect to alternative acquisition proposals.

In the course of its deliberations, the IAA board also considered a variety of risks, uncertainties and other countervailing factors related to the transactions, including, but not limited to (not necessarily in order of relative importance):
•	the potential upside in IAA’s standalone strategic plan;
•
that former IAA stockholders are expected to own less than a majority of the outstanding RBA shares, and IAA’s designees will constitute four out of the twelve directors on the board of directors of the combined company, and accordingly, after the consummation of the transactions will have less ability to directly influence RBA’s corporate affairs;

•
the risk that RBA shareholders and IAA stockholders may not support the revised transaction, including as a result of the changes to the consideration mix, the reduction in the total implied consideration value, or the terms of the Starboard investment;

•
the risk that the cost savings, cost synergies, revenue opportunities and other benefits to the IAA stockholders expected to result from the transactions might not be fully realized or will cost more to achieve than anticipated;

•	the risk that a different strategic alternative potentially could be more beneficial to IAA stockholders than the transactions;

•
the risk that the provisions of the merger agreement that restrict IAA’s ability to solicit, participate in, facilitate, discuss, negotiate or furnish information in connection with alternative acquisition proposals, subject to certain exceptions, would dissuade third parties from making or consummating an alternative acquisition proposal for IAA, including that:

○
IAA will be required to afford RBA certain match rights prior to the IAA board being able to make an IAA change of recommendation to accept a superior proposal (as defined in the section entitled “The Merger Agreement—IAA Change of Recommendation”);

○
RBA will be entitled to the termination fee of $189 million in specified circumstances, including if IAA terminates the merger agreement to accept a superior proposal, the IAA board makes an IAA change of recommendation or the fee tail is triggered (see the section entitled “The Merger Agreement—Termination of the Merger Agreement”);

•	the significant costs incurred by IAA in connection with negotiating and entering into the merger agreement, which, if the transactions are not consummated, will generally be borne by IAA;
•
that RBA obtaining the requisite approvals of RBA’s shareholders at the RBA special meeting is a condition to the consummation of the transactions and the related risks that such approvals are not obtained, including as a result of Luxor’s public opposition to the transactions;

•
in the case of the merger agreement amendment, (1) the risk that RBA shareholders and IAA stockholders may not support the revised transaction, (2) the fact that one of IAA’s four designees to the combined company board will not come from the existing IAA board and as a result may not have the same level of familiarity with IAA’s current business and operations, (3) the risk that the transactions would not be consummated despite the revisions to the transactions and (4) the risk that the revised transactions would increase the risk of litigation challenging the transactions;

•
that RBA has the benefit of exceptions to the non-solicitation covenants applicable to it and its representatives under the merger agreement reciprocal to the exceptions afforded to IAA, including the ability in certain circumstances to effect an RBA change in recommendation or terminate the merger agreement to accept a superior proposal of a termination fee, subject to payment to IAA of $189 million;

•
the risk that the fifteen consecutive business day marketing period that RBA must be afforded before it can be required to consummate the transactions could meaningfully delay the consummation of the transactions which the IAA board no longer considered a significant risk at the time of entry into the merger agreement amendment;

•
that the announcement or pendency of the transactions may impede IAA’s ability to retain and hire key personnel and its ability to maintain relationships with its customers, suppliers, vendors, landlords and other business partners or negatively impact its operating results and business generally;

•
that matters relating to the transactions, including integration planning, may require substantial commitments of time and resources by IAA’s management and employees and may divert the attention of management and employees, which may affect IAA’s business operations;

•	the risks and challenges inherent in the combination of two businesses, including the potential for unforeseen difficulties in integrating operations;
•
that, if the transactions are completed, the mergers will bind all IAA stockholders, including those who did not vote to adopt the merger agreement at the IAA stockholders meeting, subject to any appraisal rights under the DGCL;

•	the risk of litigation in connection with the transactions;
•
the risk that governmental entities may impose conditions on the combined company that may adversely affect the ability of the combined company to realize the expected benefits of the transactions, which in the case of the merger agreement amendment was mitigated because all required regulatory approvals have been obtained;

•
that provisions in the merger agreement placing certain restrictions on the operation of IAA’s business during the period between the signing of the merger agreement and consummation of the transactions may delay or prevent IAA from pursuing business opportunities that may arise or other actions it would otherwise take with respect to its operations;

•
that IAA and RBA may be obligated to complete the transactions without having obtained appropriate consents, approvals or waivers from the counterparties under certain of IAA’s contracts that require consent or approval to consummate the transactions, and the risk that such consummation could trigger the termination of, or default under, such contracts or the exercise of rights by the counterparties under such contracts; and

•	various other risks associated with the transactions and the businesses of IAA, RBA and the combined company described in the section entitled “Risk Factors.”
In addition, the IAA board was aware of and considered the interests of its directors and executive officers that may be different from, or in addition to, the interests of IAA stockholders generally when approving the merger agreement and recommending that IAA stockholders vote to adopt the merger agreement. For more information, see the section entitled “The Mergers—Interests of IAA Directors and Executive Officers in the Merger.”
The IAA board determined that, overall, these potential risks and uncertainties were outweighed by the benefits that the IAA board expects to achieve for IAA stockholders as a result of the transactions. The IAA board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.
The foregoing discussion of the information and factors that the IAA board considered is not intended to be exhaustive but is meant to include the material factors regarding the transactions that the IAA board considered, which are not necessarily presented in order of relative importance. In light of the complexity and wide variety of factors that the IAA board considered, the IAA board did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered and did not undertake to make any specific determinations as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the IAA board. Rather, the IAA board made its recommendation based on the totality of the information available to the IAA board. In addition, individual members of the IAA board may have given different weights to different factors.
The foregoing description of IAA’s consideration of the factors supporting the transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
ACCORDINGLY, THE IAA BOARD UNANIMOUSLY RECOMMENDS THAT IAA STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE COMPENSATION PROPOSAL AND “FOR” THE IAA ADJOURNMENT PROPOSAL.
Opinions of RBA’s Financial Advisors
Opinion of Goldman Sachs & Co. LLC
Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the RBA board that, as of January 22, 2023 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement was fair from a financial point of view to RBA.
The full text of the written opinion of Goldman Sachs, dated January 22, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the RBA board in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of RBA common shares should vote with respect to the RBA share issuance or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of RBA and IAA for the five fiscal years ended December 31, 2021 and for the three fiscal years ended January 2, 2022, respectively;
•	the information statement of KAR, dated June 14, 2019, pursuant to which KAR spun off IAA;
•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of RBA and IAA;
•	certain publicly available research analyst reports of RBA and IAA;
•	certain other communications from RBA, and IAA to their respective shareholders;
•	certain publicly available research analyst reports for RBA and IAA;
•	certain internal financial analyses and forecasts for IAA prepared by its management; and
•
certain internal financial analyses and forecasts for RBA, standalone and pro forma for the mergers, and certain financial analyses and forecasts for IAA, in each case, as prepared by the management of RBA and approved for Goldman Sachs’ use by RBA (the “RBA forecasts”), including certain operating synergies projected by the management of RBA to result from the mergers, as approved for Goldman Sachs’ use by RBA (the “RBA synergies”). See the section entitled “—Certain RBA Financial Forecasts.”

Goldman Sachs also held discussions with members of the senior managements of RBA and IAA regarding their assessment of the past and current business operations, financial condition and future prospects of IAA and with the members of senior management of RBA regarding their assessment of the past and current business operations, financial condition and future prospects of RBA and the strategic rationale for, and the potential benefits of, the mergers; reviewed the reported price and trading activity for the RBA common shares and the shares of IAA common stock; compared certain financial and stock market information for RBA and IAA with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrials industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with RBA’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with RBA’s consent that the RBA forecasts, including the RBA synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of RBA. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of RBA, or IAA or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on RBA, or IAA or on the expected benefits of the mergers in any way meaningful to its analysis. Goldman Sachs has also assumed that the mergers will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of RBA to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to RBA; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement. Goldman Sachs’ opinion does not address any other term or aspect of the merger agreement or mergers, including the second merger, Section 2.7 or Section 6.2(c) of the merger agreement (including the special dividend contemplated by Section 6.2(c)(iv) of the merger agreement, the Securities Purchase Agreement, dated as of January 22, 2023, by and among the Company and the investors listed on the schedule thereto and the transactions contemplated thereby) or any term or aspect of any other agreement or instrument contemplated by the merger agreement, or entered into or amended in connection with the mergers, including any allocation of the merger consideration, the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of RBA; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the RBA or IAA, or any class of such persons in connection with the mergers, whether relative to the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which RBA common shares or shares of IAA common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on RBA or IAA or the mergers, or as to the impact of the mergers on the solvency or viability of RBA or IAA or the ability of RBA or IAA to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the RBA board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 20, 2023, the last trading day before the public announcement of the mergers and is not necessarily indicative of current market conditions.
Illustrative Discounted Cash Flow Analysis of IAA. Using the RBA forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of IAA. Using discount rates ranging from 8.5% to 10.5%, reflecting estimates of IAA’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2022 (i) estimates of unlevered free cash flow for IAA for the quarter ended December 31, 2022 and the fiscal years 2023 through 2026 as reflected in the RBA forecasts (including and excluding the RBA synergies) and (ii) a range of illustrative terminal values for IAA, which were calculated by applying terminal year enterprise value (“EV”) to last twelve months (“LTM”) Adjusted EBITDA exit multiples ranging from 10.5x to 15.5x to an estimate of IAA’s Adjusted EBITDA for the terminal year (including and excluding the RBA synergies), as reflected in the RBA forecasts (which analysis implied a perpetuity growth rate ranging from 3.4% to 6.9% excluding the RBA synergies, and 3.1% to 6.7% including the RBA synergies). Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including IAA’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for IAA, as well as certain financial metrics for the United States financial markets generally. The range of terminal year EV/LTM Adjusted EBITDA exit multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, the RBA forecasts and EV/LTM Adjusted EBITDA multiples implied by the historical trading prices of IAA common stock. Goldman Sachs derived ranges of illustrative enterprise values for IAA (including and excluding the RBA synergies), by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for IAA (including and excluding the RBA synergies), the net debt of IAA as of September 30, 2022, as provided by and approved for Goldman Sachs’ use by the management of RBA. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of IAA, as provided by and approved for Goldman Sachs’ use by the management of RBA, to derive a range of illustrative present values per share, rounded to the nearest dollar, ranging from $41 to $66 (excluding the RBA synergies) and $47 to $75 (including the RBA synergies).
Illustrative Present Value of Future Share Price Analysis of IAA. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of IAA common stock. For this analysis, Goldman Sachs used the RBA forecasts with respect to IAA on a standalone basis for each of the fiscal years 2024 and 2025. Goldman Sachs first calculated the implied EV of IAA as of December 31 for each of the fiscal years 2023 and 2024, by multiplying the one-year forward Adjusted EBITDA (“NTM EBITDA”) of IAA as of such date, as reflected in the RBA forecasts, by an illustrative range of multiples of 9.5x to 11.5x. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and EV/NTM Adjusted EBITDA multiples for IAA. Goldman Sachs then subtracted, from the range of illustrative enterprise values it derived for IAA, the net debt of IAA as of the applicable dates, as reflected in the RBA forecasts, to derive a range of illustrative equity values for IAA as of the applicable dates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of IAA as of the applicable dates, as reflected in the RBA forecasts, to derive a range of illustrative implied values per share of IAA common stock. Goldman Sachs then discounted these implied equity values per share to September 30, 2022 using a discount rate of 10.2%, reflecting an estimate of IAA’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for IAA, as well as certain financial metrics for the United States financial markets generally. These analyses resulted in a range of implied present values, rounded to the nearest dollar, of $35 to $47 per share of IAA common stock.
Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for all transactions announced during the time period from January 1, 2010 through January 20, 2023 involving a public company in the industrials industry based in the United States as the target where the disclosed enterprise values for the transaction was greater than $500 million. Goldman Sachs reviewed and analyzed a total of 270 such transactions. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s closing stock price five days prior to announcement of the transaction. This analysis indicated a median premium of 30% across the period. This analysis also indicated a 25th percentile premium of 16% and 75th percentile premium of 48% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 16% to 48% to the undisturbed closing price per share of IAA common stock of $39.25 as of November 4, 2022 and calculated a range of implied equity values, rounded to the nearest dollar, per share of IAA common stock of $46 to $58.
Illustrative Discounted Cash Flow Analysis of RBA Standalone and Pro Forma. Using the RBA forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of RBA on a standalone basis. Using discount rates ranging from 8.0% to 10.5%, reflecting estimates of RBA’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2022 (i) estimates of unlevered free cash flow for RBA for the quarter ended December 31, 2022 and the fiscal years 2023 through 2026 as reflected in the RBA forecasts and (ii) a range of illustrative terminal values for RBA, which were calculated by applying terminal year EV/LTM Adjusted EBITDA exit multiples ranging from 17.0x to 21.0x to an estimate of RBA’s Adjusted EBITDA for the terminal year, as reflected in the RBA forecasts (which analysis implied a perpetuity growth rate ranging from 4.2% to 7.3%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including RBA on a standalone basis’ target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for RBA on a standalone basis, as well as certain financial metrics for the United States financial markets generally. The illustrative range of terminal year EV/LTM Adjusted EBITDA exit multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, the RBA forecasts and EV/LTM Adjusted EBITDA multiples implied by the historical trading prices of RBA common shares. Goldman Sachs derived ranges of illustrative enterprise values for RBA on a standalone basis by adding the ranges of present values it derived above. Goldman Sachs then subtracted, from the range of illustrative enterprise values it derived for RBA on a standalone basis, the net debt of RBA as of September 30, 2022, as provided by and approved for Goldman Sachs’ use by the management of RBA. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of RBA, as provided by and approved for Goldman Sachs’ use by the management of RBA, to derive a range of illustrative present values per share, rounded to the nearest dollar, ranging from $65 to $86.
Using the RBA forecasts and the RBA synergies, Goldman Sachs also performed an illustrative discounted cash flow analysis for RBA pro forma for the mergers (after giving effect to the RBA synergies). Using discount rates ranging from 8.0% to 10.5%, reflecting estimates of RBA’s pro forma weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2022 (i) estimates of unlevered free cash flow for RBA pro forma for the mergers for the quarter ended December 31, 2022 and the fiscal years 2023 through 2026, as reflected in the RBA forecasts and the RBA synergies, and (ii) a range of illustrative terminal values for RBA which were calculated by applying terminal year EV/LTM Adjusted EBITDA exit multiples ranging from 13.5x to 18.0x to an estimate of RBA’s Adjusted EBITDA on a pro forma basis for the terminal year, as reflected in the RBA forecasts and RBA synergies (which analysis implied a perpetuity growth rate ranging from 3.6% to 7.0%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the pro forma company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for RBA pro forma for the mergers, as well as certain financial metrics for the United States financial markets generally. The illustrative range of terminal year EV/LTM Adjusted EBITDA exit multiples for RBA on a pro forma basis was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, the RBA forecasts and the EV/LTM Adjusted EBITDA multiples implied by the historical trading prices of RBA common shares and IAA common stock. Goldman Sachs derived ranges of illustrative pro forma enterprise values for RBA pro forma for the mergers by adding the ranges of present values it derived above. Goldman Sachs then subtracted, from the range of illustrative pro forma enterprise values it derived for RBA, the pro forma net debt of RBA as of September 30, 2022 (including the face value of the RBA preferred shares in the event that the implied share price is less than the dividend-adjusted conversion price) as provided by and approved for Goldman Sachs’ use by the management of RBA, to derive a range of pro forma illustrative equity values for RBA. Goldman Sachs then divided the range of illustrative equity values it derived by the pro forma number of fully diluted outstanding RBA common shares (including common shares issuable upon conversion of the RBA preferred shares in the event that the implied share price is greater than the dividend-adjusted conversion price), as provided by and approved for Goldman Sachs’ use by the management of RBA to derive a range of illustrative present values per share of RBA common shares pro forma for the mergers. Goldman Sachs then added the contemplated $1.08 per share special dividend to RBA shareholders. This analysis indicated a range of illustrative present values per share, rounded to the nearest dollar, of RBA pro forma for the mergers ranging from $66 to $99.
Illustrative Present Value of Future Share Price Analysis of RBA Standalone and Pro Forma. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of RBA common shares. For this analysis, Goldman Sachs used the RBA forecasts with respect to RBA standalone for each of the fiscal years 2024 and 2025. Goldman Sachs first calculated the implied EV of RBA as of December 31 for each of the fiscal years 2023 and 2024, by multiplying the NTM Adjusted EBITDA of RBA standalone as of such date, as reflected in the RBA forecasts, by an illustrative range of multiples of 16.0x to 19.0x. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and EV/NTM EBITDA multiples for RBA. Goldman Sachs then subtracted, from the range of illustrative enterprise values it derived for RBA, the net debt of RBA as of the applicable dates, as reflected in the RBA forecasts, to derive a range of illustrative equity values for RBA as of the applicable dates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding RBA common shares as of the applicable dates, as reflected in the RBA forecasts, to derive a range of illustrative implied values per share of the RBA common shares. Goldman Sachs then discounted these implied equity values per share to September 30, 2022 using a discount rate of 9.9%, reflecting an estimate of RBA’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for RBA on a standalone basis as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added to such implied present values the cumulative dividends per share of RBA common shares estimated to be paid by RBA’s in the quarter ended December 31, 2022 and the fiscal years 2023 and 2024 in the RBA forecasts, and as discounted to September 30, 2022, using an illustrative discount rate of 9.9%, reflecting an estimate of RBA’s cost of equity. This analysis resulted in a range of implied present values, rounded to the nearest dollar, of $60 to $73 per share of RBA common shares on a standalone basis.
Goldman Sachs also performed an illustrative analysis of the implied present value of the future value per share of RBA common shares pro forma for the mergers (including the RBA synergies). For this analysis, Goldman Sachs used the RBA forecasts with respect to RBA pro forma for the mergers, including the RBA synergies, for each of the fiscal years 2024 and 2025. Goldman Sachs first calculated the implied enterprise values of RBA pro forma for the mergers as of as of December 31 for each of the fiscal years 2023 and 2024, by multiplying the NTM Adjusted EBITDA of RBA on a pro forma basis as of such date, as reflected in the RBA forecasts and RBA synergies, by an illustrative range of multiples of 13.0x to 15.0x. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and EV/NTM EBITDA multiples for RBA and IAA. Goldman Sachs then subtracted, from the range of illustrative enterprise values it derived for RBA on a pro forma basis, the net debt of RBA on a pro forma basis (including the face value of the RBA preferred shares in the event that the implied share price is less than the dividend-adjusted conversion price) as of the applicable dates, as reflected in the RBA forecasts, to derive a range of illustrative equity values for RBA on a pro forma basis as of the applicable dates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding RBA common shares on a pro forma basis as of the applicable dates (including common shares issuable upon conversion of the RBA preferred shares in the event that the implied share price is greater than the dividend-adjusted conversion price) as reflected in the RBA forecasts, to derive a range of illustrative implied values per share of RBA common shares on a pro forma basis.
Goldman Sachs then discounted these implied equity values per share to September 30, 2022 using a discount rate of 10.0%, reflecting an estimate of RBA’s cost of equity on a pro forma basis. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain pro forma company-specific inputs, including a beta for RBA and IAA, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added to such implied present values the cumulative dividends per share of RBA Common Shares estimated to be paid by RBA’s in the quarter ended December 31, 2022 and the fiscal years 2023 and 2024 in the RBA forecasts pro forma for the mergers, and as discounted to September 30, 2022, using an illustrative discount rate of 10.0%, reflecting an estimate of RBA’s cost of equity on a pro forma basis. Goldman Sachs then added the contemplated $1.08 per share special dividend to RBA shareholders. This analysis resulted in a range of implied present values, rounded to the nearest dollar, of $63 to $78 per share of RBA Common Shares pro forma for the mergers.
Historical Stock Trading Analysis. Goldman Sachs first calculated $44.06 as the implied value of the per share merger consideration by adding $12.80, the cash portion of the per share merger consideration, to $31.26, the implied value of the equity portion of the per share merger consideration, which was calculated by multiplying $59.52, the closing trading price per share of RBA common shares on January 20, 2023 of $60.17 less the net value of the special dividend to be paid to the RBA shareholders of $0.65 per share, by the exchange ratio of 0.5252. The net value of the special dividend was calculated by dividing the aggregate special dividend payment to RBA shareholders by the pro forma shares outstanding.
This analysis indicated that the implied price value of the per share merger consideration represented:
•	a premium of 12.3% based on the undisturbed closing price per share of IAA common stock on November 4, 2022 of $39.25;
•	a premium of 8.4% based on the closing price per share of IAA common stock on January 20, 2023 of $40.65;
•	a discount of 1.9% based on the implied value of the previously announced transaction of $44.92;
•	a discount of 6.4% based on the highest closing price per share of IAA common stock during the 52-week period ended January 20, 2023 of $47.08.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to RBA or IAA or the mergers.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the RBA board as to the fairness from a financial point of view of the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of RBA, IAA, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The merger consideration was determined through arm’s-length negotiations between RBA and IAA and was approved by the RBA board. Goldman Sachs provided advice to RBA during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to RBA or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the mergers.
As described above, Goldman Sachs’ opinion to the RBA board was one of many factors taken into consideration by the RBA board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this joint proxy statement/prospectus as Annex D.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of RBA, IAA, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the mergers. Goldman Sachs acted as financial advisor to RBA in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. At RBA’s request, an affiliate of Goldman Sachs has entered into financing commitments and agreements to provide RBA with committed debt financing in connection with the consummation of the merger transactions, in each case subject to the terms of such commitments and agreements. The actual amount of aggregate fees to be received by Goldman Sachs and its affiliates in connection with this debt financing is contingent upon the consummation of the debt financing and will depend upon, among other things, the aggregate amount and form of debt financing incurred by RBA, timing of closing the debt financing and market conditions. RBA estimates that Goldman Sachs and its affiliates will in the aggregate receive approximately $16.5 million in fees in connection with the debt financing. This estimate is based on various assumptions, including that RBA will incur the full amount of the permanent debt financing contemplated at the time of the commitment and not another form of permanent financing. Goldman Sachs has provided certain financial advisory and/or underwriting services to RBA and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor in connection with its terminated acquisition of Euro Auctions announced in August 2021, as financial advisor in connection with its acquisition of SmartEquip, Inc. in November 2021, and as the Company’s financial advisor in connection with the original merger agreement in November 2022. During the two-year period ended January 22, 2023, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to RBA and/or its affiliates of approximately $3 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to IAA and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. During the two-year period ended January 22, 2023, Goldman Sachs has recognized no compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to IAA and/or its affiliates. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to RBA, IAA and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.
The RBA board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to a letter agreement dated November 3, 2022, RBA engaged Goldman Sachs to act as its financial advisor in connection with the mergers. The engagement letter between RBA and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $25 million, $4 million of which became payable at the initial announcement of the mergers, and the remainder of which is contingent upon consummation of the mergers. Goldman Sachs will not receive an additional fee for the rendering of its opinion on January 22, 2023 in connection with the announcement of the merger agreement amendment. In addition, RBA has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Opinion of Guggenheim Securities, LLC
Overview
The RBA board retained Guggenheim Securities as its financial advisor in connection with RBA’s acquisition of IAA. In selecting Guggenheim Securities as its financial advisor, the RBA board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, including with respect to the auto salvage and commercial asset marketplace sectors. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the January 22, 2023 meeting of the RBA board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the RBA board to the effect that, as of January 22, 2023 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration in connection with the mergers was fair, from a financial point of view, to RBA.
This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex E to this joint proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets, and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.
In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares of common stock or other securities or financial instruments of or relating to RBA or IAA may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on RBA, IAA, Merger Sub 1, Merger Sub 2, or US Holdings, their respective securities or other financial instruments, or the mergers, or (iii) the impact of the mergers on the solvency or viability of RBA, IAA, Merger Sub 1, Merger Sub 2, or US Holdings, or the ability of RBA, IAA, Merger Sub 1, Merger Sub 2, or US Holdings, to pay their respective obligations when they come due, (iv) Section 2.7 or Section 6.2(c) of the merger agreement (including the special dividend contemplated by Section 6.2(c)(iv) of the merger agreement), or (v) the Securities Purchase Agreement, dated as of January 22, 2023, by and among the Company and the investors listed in the schedule thereto and the transactions contemplated thereby.
In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this joint proxy statement/prospectus):
•	was provided to the RBA board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger consideration;
•	did not constitute a recommendation to the RBA board with respect to the mergers;
•	does not constitute advice or a recommendation to any holder of RBA common shares as to how to vote or act in connection with the mergers or otherwise described in the merger agreement;
•
did not address RBA’s underlying business or financial decision to pursue or effect the mergers, the relative merits of the mergers as compared to any alternative business or financial strategies that might exist for RBA or the effects of any other transaction in which RBA might engage;

•	addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration;
•
expressed no view or opinion as to (i) any other term, aspect or implication of (a) the mergers (including, without limitation, the form or structure of the mergers) or the merger agreement or (b) any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the mergers or (ii) the fairness, financial or otherwise, of the mergers to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of RBA; and

•
expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of RBA’s or IAA’s directors, officers or employees, or any class of such persons, in connection with the mergers relative to the merger consideration or otherwise.

In connection with rendering its opinion, Guggenheim Securities:
•	Reviewed the original merger agreement;
•	Reviewed a draft of the merger agreement amendment, dated January 22, 2023;

•
Reviewed certain non-public business and financial information regarding RBA’s and IAA’s respective businesses and future prospects (including certain financial projections for RBA for the period beginning September 30, 2022 and ending December 31, 2026 and for IAA for period beginning September 30, 2022 and ending December 31, 2026 (together, the “parent-provided financial projections”) and certain other estimates and other forward-looking information), all as prepared and approved for Guggenheim Securities’ use by RBA (collectively with the synergy estimates (as defined below), the “parent-provided information”) (see the section entitled “—Certain RBA Financial Forecasts”);

•
Reviewed certain non-public business and financial information regarding IAA’s business and future prospects (including certain financial projections for IAA on a stand-alone basis for the period beginning October 2, 2022 and ending December 31, 2026 (the “IAA-provided financial projections” and, together with the parent-provided financial projections, the “financial projections”) and certain other estimates and other forward-looking information), all as prepared by IAA’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by RBA (collectively, the “IAA-provided information”) (see the section entitled “—Certain RBA Financial Forecasts”);

•
Reviewed certain estimated operating and financial synergies expected to result from the mergers and estimated costs to achieve the same (collectively, the “synergy estimates” or the “synergies”), all as prepared and approved for Guggenheim Securities’ use by RBA, and discussed with RBA’s and IAA’s senior management (see the section entitled “—Certain RBA Financial Forecasts”);

•
Discussed with RBA’s senior management their strategic and financial rationale for the mergers as well as their views of RBA’s and IAA’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in their respective sectors;

•
Discussed with IAA’s senior management their views of IAA’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the auto salvage sector;

•	Performed discounted cash flow analyses based on the parent-provided financial projections, IAA-provided financial projections and the synergy estimates;
•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the mergers;
•	Reviewed the historical prices, trading multiples and trading activity of RBA common shares and shares of IAA common stock;
•
Compared the financial performance of RBA and IAA and the trading multiples and trading activity of RBA common shares and shares IAA common stock with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating RBA and IAA;

•	Reviewed the pro forma financial results, financial condition and capitalization of RBA giving effect to the mergers; and
•	Conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.
With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:
•
It has relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with RBA or IAA (including, without limitation, the parent-provided information, the IAA-provided information and the synergies estimates) or obtained from public sources, data suppliers and other third parties.

•
It (i) does not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and it has not independently verified, any such information (including, without limitation, the parent-provided information, the IAA-provided information and the synergies estimates), (ii) expresses no view or opinion regarding the reasonableness or achievability of the financial projections, the synergy estimates, any other estimates and any other forward-looking information provided by RBA or IAA or the assumptions upon which any of the foregoing are based and (iii) has relied upon the assurances of RBA’s senior management that they are (in the case of the parent-provided information and the synergies estimates) and has assumed that IAA’s senior management are (in the case of the IAA-provided information and the synergies estimates) unaware of any facts or circumstances that would make the parent-provided information, the IAA-provided information or the synergies estimates incomplete, inaccurate or misleading.
•
Specifically, with respect to (i) the parent-provided financial projections and the synergy estimates utilized in Guggenheim Securities’ analyses, Guggenheim Securities (a) has been advised by RBA’s senior management, and it has assumed, that the parent-provided financial projections and the synergy estimates have been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of RBA’s senior management as to the expected future performance of RBA on a stand-alone basis and pro forma for the mergers and the expected amounts and realization of the synergies and (b) has assumed that the parent-provided financial projections and the synergy estimates have been reviewed by the RBA board with the understanding that such information will be used and relied upon by Guggenheim Securities in connection with rendering Guggenheim Securities’ opinion, (ii) the IAA-provided financial projections and synergies estimates utilized in Guggenheim Securities’ analyses, Guggenheim Securities has assumed that such financial projections have been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of IAA’s senior management as to the expected future performance of IAA on a stand-alone basis and the expected amounts and realization of the synergies and (iii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities has assumed that such information is reasonable and reliable.

•
As the RBA board is aware, Guggenheim Securities previously rendered an opinion, dated as of November 7, 2022 (the “original opinion”), as to the fairness, from a financial point of view, of the merger consideration contemplated by the original merger agreement. The original opinion was based on, among other things, various financial analyses that were predicated on certain financial projections and forecasts for RBA and IAA for the fiscal years 2022 through 2026 (the “original financial forecasts”). Guggenheim Securities' have been advised by the RBA board and senior management to rely exclusively on the original financial forecasts for purposes of Guggenheim Securities' analyses and opinion.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:
•
Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of RBA, IAA, or any other entity or the solvency or fair value of RBA, IAA, or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•
Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of RBA’s senior management, IAA’s senior management, and RBA’s and IAA’s other professional advisors with respect to such matters. Guggenheim Securities assumed that the mergers will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of the Code, as amended. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the mergers to RBA or IAA or their respective securityholders.

•	Guggenheim Securities further assumed that:
•
In all respects meaningful to its analyses, (i) the final executed form of the merger agreement amendment would not differ from the draft that Guggenheim Securities reviewed, (ii) RBA, IAA, Merger Sub 1, Merger Sub 2, and US Holdings, will comply with all terms and provisions of merger agreement and (iii) the representations and warranties of RBA, IAA, Merger Sub 1, Merger Sub 2, and US Holdings, contained in the merger agreement were true and correct and all conditions to the obligations of each party to the merger agreement to consummate the mergers would be satisfied without any waiver, amendment or modification thereof; and

•	The mergers will be consummated in a timely manner in accordance with the terms of the merger agreement and in compliance with all applicable legal and other requirements, without any delays,

limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on RBA, IAA, Merger Sub 1, Merger Sub 2, US Holdings, or the mergers (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses or opinion.
Summary of Financial Analyses
Overview of Financial Analyses
This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the RBA board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the RBA board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.
Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.
The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.
In arriving at its opinion, Guggenheim Securities:
•
based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of RBA, IAA, Merger Sub 1, Merger Sub 2, US Holdings, and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;
•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and
•
ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration pursuant to the mergers to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:
•
such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses;

•
none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to RBA or IAA, and none of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the mergers. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to RBA and IAA based on Guggenheim Securities’ familiarity with the industrials industry;

•
in any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which RBA and IAA were compared and the selected precedent merger and acquisition transactions to which the Merger was compared; and
•	such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.
Certain Definitions
Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:
•
Adjusted EBITA: means the relevant company's operating earnings (after deduction of stock-based compensation) before interest, taxes, amortization, and after giving effect to certain one-time adjustments as determined by the subject company.

•
Adjusted EBITDA: means the relevant company's operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation amortization, and after giving effect to certain one-time adjustments as determined by the subject company.

•	Adjusted EBITDA multiple: represents the relevant company's enterprise value divided by its historical or projected EBITDA.
•	CapEx: means capital expenditures.
•	DCF: means discounted cash flow.
•
Enterprise value or EV: represents the relevant company’s net equity value (as defined below) plus (i) the par value of total debt plus (ii) the present value or book value of finance lease obligations plus (iii) the book value of any non-controlling/minority interests less (iv) cash and cash equivalents, excluding restricted cash and (v) book value of any non-consolidated investments.

•	LTM: means latest twelve months.
•
Net equity value: represents the relevant company’s (i) gross equity value as calculated (a) based on outstanding common shares held by third parties, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•	Unlevered free cash flows: means the relevant company’s after-tax unlevered operating cash flow minus CapEx and changes in working capital.
•	VWAP: means volume-weighted average share price over the indicated period of time.
Recap of Implied Transaction Financial Metrics
Guggenheim Securities calculated $43.63 as the implied value of the per share merger consideration by adding $12.80, the cash portion of the per share merger consideration, to $30.83, the implied value of the equity portion of the merger consideration, which was calculated by multiplying the VWAP for the 10 trading day period ending January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment) of $59.36 less the special dividend to be paid to the RBA shareholders of $0.66 per share, by the exchange ratio of 0.5252. Guggenheim Securities then used this implied value of the per share merger consideration to calculate various merger-implied premia or discounts and merger-implied multiples as outlined in the table below:

Merger-Implied Premia and Merger-Implied Multiples
Implied Merger Consideration per share of IAA Common Stock	$43.63
	IAA Stock Price	Implied Premium / (Discount)
Acquisition Premium/(Discount) Relative to IAA’s:
Closing Stock Price @ 1/20/23	$40.65	7.3%
10-Day VWAP (11/04/22)	38.24	14.1
52-Week High (1/20/23)	47.08	(7.3)
52-Week Low (1/20/23)	31.81	37.2
5-Day VWAP (1/20/23)	40.04	9.0
10-Day VWAP (1/20/23)	39.59	10.2
30-Day VWAP (1/20/23)	39.23	11.2
Merger Enterprise Value / EBITDA for IAA:	Multiple
EV / IAA 2022E Adjusted EBITDA (Wall Street Consensus Estimates)	13.2x
EV / IAA 2023E Adjusted EBITDA (Wall Street Consensus Estimates)	13.0x
EV / IAA 2022E Adjusted EBITDA (Parent-Provided Financial Projections for IAA)	12.9x
EV / IAA 2023E Adjusted EBITDA (Parent-Provided Financial Projections for IAA)	11.9x
EV / IAA 2022E Adjusted EBITDA (Parent-Provided Financial Projections for IAA, including Synergies Estimates)	10.9x
EV / IAA 2023E Adjusted EBITDA (Parent-Provided Financial Projections for IAA, including Synergies Estimates)	10.2x
Financial Analyses of IAA
Recap of Financial Analyses of IAA. In evaluating IAA in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical stock price range for shares of IAA common stock during the LTM period ending January 20, 2023, premia paid in precedent acquisition transactions and Wall Street equity research analysts’ stock price targets for shares of IAA on a standalone basis that were published on or after November 7, 2022 and prior to January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment).

Recap of Financial Analyses of IAA
Merger Consideration per Share	$43.63
	Reference Range
Financial Analyses	Low	High
Discounted Cash Flow Analyses:
IAA Stand-Alone DCF Valuation	$37	$60
IAA Stand-Alone DCF Valuation Plus Synergies Estimates	$44	$72

Selected Publicly Traded Companies Analysis:
IAA 2022E Adj. EBITDA	$40	$66
IAA 2023E Adj. EBITDA	$42	$65
IAA 2022E Adj. EBITA	$42	$66
IAA 2023E Adj. EBITA	$44	$66

Selected Precedent M&A Transactions Analysis	$44	$61

For Informational Reference Purposes

Historical Public M&A Premia	$44	$56
Analyst Price Targets	$40	$60
IAA’s LTM Stock Price Range	$32	$47
IAA Discounted Cash Flow (DCF) Analyses. Guggenheim Securities performed stand-alone discounted cash flow analyses of IAA based on forecasted after-tax unlevered free cash flows (after deduction of stock-based compensation) for IAA and an estimate of its terminal/continuing value at the end of the forecast horizon (in each case, based on the parent-provided financial projections for IAA). Guggenheim Securities also performed such discounted cash flow analyses of IAA inclusive of the net synergy estimates associated with the mergers.
In performing its discounted cash flow analyses with respect to IAA:
•	Guggenheim Securities utilized the parent-provided financial projections for IAA and the synergies estimates.
•
Guggenheim Securities used a discount rate range of 8.25% – 9.75% based on its estimate of IAA’s weighted average cost of capital utilizing the capital asset pricing model and inputs based on Guggenheim Securities’ professional judgment and experience.

•
In estimating IAA’s terminal/continuing value, Guggenheim Securities utilized a two-stage terminal/continuing value methodology. Specifically, after discussion with RBA senior management, Guggenheim Securities applied to IAA’s terminal year unlevered free cash flow (i) an interim unlevered free cash growth rate from declining from 7.5% in 2027 to 5.5% in 2031 and (ii) a range of perpetual growth rates of 3.00% – 4.00% thereafter. The terminal/continuing values implied by the foregoing two-stage terminal/continuing value methodology were cross-checked for reasonableness by reference to IAA’s implied terminal year EBITDA multiples.

•
Guggenheim Securities subtracted the net debt of IAA as of October 2, 2022, as provided by and approved for Guggenheim Securities’ use by the management of RBA, from the range of illustrative total enterprise values it derived for IAA.

Guggenheim Securities’ discounted cash flow analyses resulted in a reference range of approximately (i) $37 – $60 per share for purposes of evaluating shares of IAA common stock on a stand-alone intrinsic-value basis and (ii) $44 – $72 per share for purposes of evaluating shares of IAA common stock on an intrinsic-value basis including the net present value of the synergies estimates.

IAA Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed IAA’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for IAA and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:
IAA Selected Publicly Traded Companies Analysis
	EV / 2022E Adjusted EBITDA	EV / 2023E Adjusted EBITDA	EV / 2022E Adjusted EBITA	EV / 2023E Adjusted EBITA
Publicly Traded Companies
RBA	16.7x	16.1x	18.9x	18.8x
IAA	12.5x	12.2x	13.6x	14.0x
Copart, Inc.	19.3x	17.6x	21.3x	19.5x

KAR Global	10.9x	9.4x	12.5x	10.5x
CarMax, Inc.	11.4x	11.6x	14.8x	14.8x
LKQ Corp.	9.9x	9.8x	10.6x	10.7x
Statistical Summary	Average
EV / 2022E Adjusted EBITDA	12.9x
EV / 2023E Adjusted EBITDA	12.1x
EV / 2022E Adjusted EBITA	14.8x
EV / 2023E Adjusted EBITA	13.9x
In performing its selected publicly traded companies analysis with respect to IAA, Guggenheim Securities selected reference ranges of trading multiples and used the parent-provided financial projections for IAA for purposes of evaluating IAA on a stand-alone public market trading basis as follows: (i) enterprise value / 2022E Adjusted EBITDA multiple range of 12.0x – 18.5x (which resulted in an reference range for shares of IAA common stock of $40 – $66 per share based on that metric); (ii) enterprise value / 2023E Adjusted EBITDA multiple range of 11.5x – 17x (which resulted in a reference range for shares of IAA common stock of $42 – $65 per share based on that metric); (iii) enterprise value / 2022E Adjusted EBITA multiple range of 13.5x – 20x (which resulted in a reference range for shares of IAA common stock of $42 – $66 per share based on that metric for IAA of $493 million based on the parent-provided information); and (iv) enterprise value / 2023E Adjusted EBITA multiple range of 13.0x – 18.5x (which resulted in a reference range for shares of IAA common stock of $44 – $66 per share based on that metric for IAA of $533 million based on the parent-provided information).
IAA Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for precedent merger and acquisition transactions in the auto salvage and commercial asset marketplace sectors with US and UK targets with a total transaction value in excess of $100 million and an announcement date within the last 20 years. The relevant transaction metrics were based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information and are summarized in the table below:
Selected Precedent Merger and Acquisition (M&A) Transactions Analysis
Date Announced	Acquiror	Target Company	EV (mm)	EV / EBITDA
03/22	One Equity Partners LLC	PGW Auto Glass (LKQ Corp.)	$362	~9.1x
02/22	Carvana	ADESA (KAR Global)	$2,200	19.5x
10/21	IAA	SYNETIQ Ltd	£225	13.2x
08/21	RBA	Euro Auctions (Terminated)	£775	18.8x
06/19	TDR Capital	BCA Marketplace plc	£2,146	12.5x
08/16	RBA	IronPlanet	$659	21.5x
07/16	BCA Marketplace plc	Paragon Automotive	£103	~9.3x
02/16	KAR Global	Brasher’s Auto Auctions	$283	8.3x
08/11	KAR Global	OPENLANE	$210	16.2x
12/09	Clayton, Dubilier & Rice	BCA Limited	£400	~8.9x
12/06	Kelso & Company, GS Capital	ADESA	$2,684	9.3x
	Partners, Value Act Capital and
	Parthenon Capital
02/05	Kelso & Company	IAA	$395	13.8x
Statistical Summary
25th Percentile:		9.3x
Mean:		13.4x
Median:		13.0x
75th Percentile:		15.7x
Merger	6,900x	12.9x
In performing its selected precedent merger and acquisition transactions analysis with respect to IAA, Guggenheim Securities selected a transaction enterprise value / LTM adjusted EBITDA (as of October 2, 2022) reference range of 13.0x – 17.0x, which resulted in a reference range of $44 – $61 per share for purposes of evaluating shares of IAA common stock on a change-of-control basis.
Other Financial Reviews and Analyses Relating to IAA Solely for Informational Reference Purposes
In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.
Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia or discount paid or proposed to be paid in connection with pending and completed cash and stock transactions of US-based public targets with a deal value between $1 billion and $10 billion since January 1, 2017. Guggenheim Securities noted that the 25th percentile and 75th percentile of such precedent M&A transaction-related premia based on the target company’s unaffected spot closing stock price were 8.6% and 37.4%, respectively. Guggenheim Securities then applied a premia range of 8.6% to 37.4% to IAA’s spot closing stock price of $40.65 on January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment) to calculate an illustrative range of prices per shares of IAA common stock of $44 to $56.
IAA Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for IAA on a standalone basis that were published on or after November 7, 2022 and prior to January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment). Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for shares of IAA common stock were $40 – $60 per share.

IAA Price Trading History. Guggenheim reviewed IAA’s stock price trading history over the twelve-month period prior to announcement of the merger agreement amendment. Guggenheim noted that for the year-ended January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment), shares of IAA common stock generally traded in a range of $32 – $47 per share.
Financial Analyses of RBA.
Recap of Financial Analyses of RBA. In evaluating RBA in connection with rendering its opinion, Guggenheim Securities performed a discounted cash flow analyses of RBA on a stand-alone basis, which is summarized in the table below and described in more detail elsewhere herein. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical stock price range for RBA common shares during the LTM period ending January 20, 2023, and Wall Street equity research analysts’ stock price targets for RBA common shares on a standalone basis that were published on or after November 7, 2022 and prior to January 20, 2023.
Recap of Financial Analyses of RBA
Closing Price of RBA Common Shares on Jan. 20, 2023	$60.17
	Reference Range
Financial Analyses	Low	High
Discounted Cash Flow Analyses:
RBA Stand-Alone DCF Valuation	$57	$89
For Informational Reference Purposes
Analyst Price Targets	$62	$70
RBA LTM Stock Price Range	$50	$73
RBA Stand-Alone Discounted Cash Flow DCF Analyses. Guggenheim Securities performed stand-alone discounted cash flow analyses of RBA based on forecasted after-tax unlevered free cash flows (after deduction of stock-based compensation) for RBA’s and an estimate of its terminal/continuing value at the end of the forecast horizon, in each case based on the parent-provided financial projections for RBA.
In performing its discounted cash flow analyses with respect to RBA:
•	Guggenheim Securities utilized the parent-provided financial projections.
•
Guggenheim Securities used a discount rate range of 7.75% – 9.00% based on its estimate of RBA’s weighted average cost of capital utilizing the capital asset pricing model and inputs based on Guggenheim Securities’ professional judgment and experience.

•
In estimating RBA terminal/continuing value, Guggenheim Securities utilized a two-stage terminal/continuing value methodology. Specifically, after discussion with RBA’s senior management, Guggenheim Securities applied to RBA’s terminal year unlevered free cash flow (i) an interim unlevered free cash growth rate from declining from 10.5% in 2027 to 5.5% in 2031 and (ii) a range of perpetual growth rates of 3.00% – 4.00% thereafter. The terminal/continuing values implied by the foregoing two-stage terminal/continuing value methodology were cross-checked for reasonableness by reference to RBA’s implied terminal year EBITDA multiples.

•
Guggenheim Securities subtracted the net debt of RBA as of September 30, 2022, as provided by and approved for Guggenheim Securities’ use by the management of RBA, from the range of illustrative total enterprise values it derived for RBA.

Guggenheim Securities’ discounted cash flow analyses resulted in an overall reference range of approximately $57 – $89 per share for purposes of evaluating RBA common shares on a stand-alone intrinsic-value basis.
Other Financial Reviews and Analyses Relating to RBA Solely for Informational Reference Purposes
In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

RBA Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for RBA common shares on a standalone basis that were published on or after November 7, 2022 and prior to January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment). Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for RBA common shares were $62 – $70 per share.
RBA Share Price Trading History. Guggenheim reviewed RBA’s stock price trading history over the twelve-month period prior to announcement of the merger agreement amendment. Guggenheim noted that for the year-ended January 20, 2023 (the last trading day prior to the announcement of the merger agreement amendment), RBA’s common stock generally traded in a range of $50 – $73 per share.
Pro Forma Financial Effects
Pro Forma DCF Analysis (Intrinsic Value Approach). Guggenheim Securities also performed pro forma DCF analyses of the combined company based on forecasted after-tax unlevered free cash flows (after deduction of stock-based compensation) for the combined company (inclusive of net synergy estimates associated with the mergers) and an estimate of its terminal/continuing value at the end of the forecast horizon.
In performing its discounted cash flow analyses with respect to RBA pro forma for the mergers:
•	Guggenheim Securities utilized the parent-provided financial projections for each of IAA and RBA and the synergies estimates.
•
Guggenheim Securities used a discount rate range of 8.05% – 9.30% based on its estimate of the combined company’s weighted average cost of capital utilizing the capital asset pricing model and inputs based on Guggenheim Securities’ professional judgment and experience.

•
In estimating RBA terminal/continuing value, Guggenheim Securities utilized a two-stage terminal/continuing value methodology. Specifically, after discussion with RBA’s senior management, Guggenheim Securities applied to the combined company’s terminal year unlevered free cash flow (i) an interim unlevered free cash growth rate declining from 8.9% in 2027 to 5.5% in 2031, which rates were approximately equal to the weighted average interim unlevered free cash flow growth rates of each of IAA and RBA and (ii) a range of perpetual growth rates of 3.00% – 4.00% thereafter. The terminal/continuing values implied by the foregoing two-stage terminal/continuing value methodology were cross-checked for reasonableness by reference to the implied terminal year EBITDA multiple for the combined company.

•
Guggenheim Securities subtracted the pro forma net debt as of September 30, 2022 for RBA and as of October 2, 2022 for IAA, as provided by and approved for Guggenheim Securities’ use by the management of RBA, from the range of illustrative pro forma total enterprise values it derived.

Guggenheim Securities’ discounted cash flow analyses resulted in a reference range of approximately $57 – $94 per share for purposes of evaluating RBA, pro forma for the mergers, on an intrinsic-value basis as compared to a reference range of $57-$89 for RBA on a stand-alone intrinsic-value basis.
Other Considerations
Except as described in the summary above, RBA did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the mergers were determined through negotiations between RBA and IAA and were approved by the RBA board. The decision to enter into the merger agreement was solely that of the RBA board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the RBA board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the RBA board with respect to the fairness, from a financial point of view, to RBA of the merger consideration pursuant to the transactions.
Pursuant to the terms of the engagement letter by and between Guggenheim Securities and RBA, RBA has agreed to pay Guggenheim Securities a total cash fee of no less than $10 million, $2.0 million of which became payable upon the rendering of the original opinion in connection with the signing of the original merger agreement and $500,000 of which became payable upon the rendering of its opinion on January 22, 2023 in connection with the signing of the merger agreement amendment. In addition, RBA has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

Aside from its current engagement by RBA, Guggenheim Securities has not been previously engaged during the past two years by RBA, nor has Guggenheim Securities been previously engaged during the past two years by IAA, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide RBA and IAA and their respective affiliates with financial advisory and investment banking services unrelated to the mergers in the future, for which services Guggenheim Securities would expect to receive compensation.
Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to RBA, IAA, other participants in the mergers and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to RBA, IAA, other participants in the mergers and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in RBA, IAA, other participants in the mergers and their respective affiliates.
Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to RBA, IAA, other participants in the mergers and their respective affiliates and the mergers that differ from the views of Guggenheim Securities’ investment banking personnel.
Other RBA Advisors
In connection with the proposed transaction with IAA, Evercore Group L.L.C. (“Evercore”) and RBC Dominion Securities Inc. (“RBC”) are serving as financial advisors to RBA in connection with the proposed transaction and with respect to capital markets and/or financing-related matters. Per the description above under “—Background of the Mergers”, neither Evercore nor RBC participated in the RBA board discussions with respect to the terms of the original merger agreement with IAA or in the negotiation of the transaction with IAA, and neither Evercore nor RBC provided any financial analysis with respect to the transaction with IAA or fairness opinions to the RBA board. Pursuant to RBA’s engagement letter with Evercore, RBA has agreed to (i) pay Evercore a fee of $2.5 million (subject to an additional discretionary amount in RBA’s sole discretion), which fee is contingent and payable upon the consummation of the mergers, (ii) reimburse Evercore for its reasonable expenses incurred in connection with this engagement, and (iii) indemnify Evercore for certain liabilities that may arise from this engagement. Pursuant to RBA’s engagement letter with RBC, RBA has agreed to (i) pay RBC a fee of $3.5 million (subject to an additional discretionary amount in RBA’s sole discretion), which fee is contingent and payable upon the consummation of the mergers, (ii) reimburse RBC for its reasonable expenses incurred in connection with this engagement, and (iii) indemnify RBC for certain liabilities that may arise from this engagement.
Opinion of IAA’s Financial Advisor
Opinion of J.P. Morgan Securities LLC
Pursuant to an engagement letter, IAA retained J.P. Morgan as its financial advisor in connection with the mergers.
At the meeting of the IAA board on January 22, 2023, J.P. Morgan rendered its oral opinion to the IAA board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the IAA stockholders in the mergers was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its January 22, 2023 oral opinion by delivering its written opinion to the IAA board, dated January 22, 2023 (the “J. P. Morgan opinion”), that, as of such date, the merger consideration to be paid to the holders of IAA common stock in the mergers was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan dated January 22, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference. IAA stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the IAA board (in its capacity as such) in connection with and for the purposes of its evaluation of the mergers, was directed only to the merger consideration to be paid to the holders of IAA common stock in the mergers and did not address any other aspect of the transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. The opinion does not constitute a recommendation to any stockholder of IAA as to how such stockholder should vote with respect to the mergers or any other matter.
In arriving at its opinions, J.P. Morgan, among other things:
•	reviewed the original merger agreement and the merger agreement amendment;
•	reviewed certain publicly available business and financial information concerning IAA and RBA and the industries in which they operate;
•
compared the proposed financial terms of the mergers with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of IAA and RBA with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of IAA common stock and RBA common shares and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of IAA relating to the respective businesses of IAA and RBA, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of IAA management and certain members of RBA management with respect to certain aspects of the mergers, and the past and current business operations of IAA and RBA, the financial condition and future prospects and operations of IAA and RBA, the effects of the mergers on the financial condition and future prospects of IAA and RBA, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by IAA and RBA or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of IAA, RBA, US Holdings, Merger Sub 1 or Merger Sub 2 under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the IAA projected synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of IAA and RBA to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the IAA synergies forecast) or the assumptions on which they were based.
J.P. Morgan also assumed that the mergers and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and have the other tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of IAA, and will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by IAA, RBA, US Holdings, Merger Sub 1 and Merger Sub 2 in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and J.P. Morgan relied on the assessments made by advisors to IAA with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on IAA, RBA, US Holdings, Merger Sub 1 or Merger Sub 2 or on the contemplated benefits of the mergers.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of IAA common stock in the mergers, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the mergers, including the merger consideration, to the holders of any other class of securities, creditors or other constituencies of IAA or the surviving corporation in the first merger, as to any other agreement or instrument contemplated by the merger agreement or to be entered into in connection with the mergers, including any agreement by RBA to issue securities to any third party in connection with the transactions contemplated by the merger agreement, as to the terms of any class of securities of RBA or the rights of any holder thereof, or as to the underlying decision by IAA to engage in the mergers. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the merger consideration to be paid to the holders of IAA common stock in the mergers or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the IAA common stock or the RBA common shares will trade at any future time.
The terms of the merger agreement, including the merger consideration, were determined through arm’s length negotiations between IAA and RBA, and the decision to enter into the merger agreement was solely that of the IAA board and the RBA board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the IAA board in its evaluation of the mergers and should not be viewed as determinative of the views of the IAA board or the management of IAA with respect to the mergers or the merger consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the IAA board on January 22, 2023 and contained in the presentation delivered to the IAA board on such date by J.P. Morgan in connection with the rendering of J.P. Morgan’s opinion, and the summary of the financial analyses set forth below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses. Certain defined terms used in this section are defined in the section entitled “—Certain IAA Financial Forecasts.”
IAA Financial Analyses
Selected Public Trading Multiples Analysis
Using publicly available information, J.P. Morgan compared selected financial data of IAA with similar data for companies selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of IAA. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect IAA. The companies selected by J.P. Morgan were:
•	Copart, Inc. (“Copart”)
•	RBA
•	KAR
•	IAA
Using publicly available information, J.P. Morgan calculated and compared, for each selected company listed above and for IAA, (i) firm value, calculated as the market value of the relevant company’s common stock on a fully diluted basis as of close of trading on January 20, 2023, plus debt, less cash and cash equivalents, each as of September 30, 2022 (“FV”), as a multiple of estimated earnings before interest, taxes, depreciation and amortization but after taking into account stock-based compensation expense (“Adj. EBITDA”), for the calendar years ending December 31, 2022 and December 31, 2023 (such multiples, “FV/2022E Adj. EBITDA” and “FV/2023E Adj. EBITDA”, respectively, in each case (other than in the case of IAA and RBA)).

This analysis indicated the following FV/2022E Adj. EBITDA and FV/2023E Adj. EBITDA multiples:
	2022E FV/ Adj. EBITDA	2023E FV/ Adj. EBITDA
Copart	18.9x	17.7x
RBA	17.4x	16.3x
KAR	12.0x	9.9x
IAA	12.2x	11.4x
Based on the results of this analysis and J.P. Morgan’s experience and professional judgment, J.P. Morgan selected a multiple reference range of 11.5x to 18.0x for FV/2022E Adj. EBITDA and a multiple reference range of 10.5x to 16.5x for FV/2023E Adj. EBITDA.
After applying these ranges to IAA’s estimated Adj. EBITDA for the calendar years ending December 31, 2022 and December 31, 2023, the analysis indicated the following ranges of implied equity value per share for the IAA common stock on a fully diluted basis, rounded to the nearest $0.25:
	Implied Equity Value Per Share of IAA Common Stock
	Low	High
FV/2022E Adj. EBITDA	$38.00	$64.00
FV/2023E Adj. EBITDA	$37.50	$63.25
The ranges of implied per share equity value were compared to (a) the closing price per share of IAA common stock of $39.25 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement, (b) the closing price per share of IAA common stock of $40.65 as of January 20, 2023 and (c) the implied per share equity value of the merger consideration of $44.40 per share of IAA common stock, calculated as of January 20, 2023. The implied per share equity value of the merger consideration of $44.40 as used throughout this summary was calculated based on the sum of (A) the cash portion of the merger consideration equal to $12.80 per share and (B) the stock portion of the merger consideration equal to 0.5252 RBA common shares valued at the closing price per RBA common share of $60.17 on January 20, 2023. J.P. Morgan also noted that the implied per share equity value of the merger consideration to be paid to the holders of IAA common stock pursuant to the original merger agreement, calculated as of January 20, 2023 to reflect the closing price per RBA common share of $60.17 on January 20, 2023, was $44.92.
Selected Transaction Multiples Analysis
Using publicly available information, J.P. Morgan reviewed selected transactions involving businesses that, for purposes of J.P. Morgan’s analysis, were considered similar to IAA’s business. Specifically, J.P. Morgan reviewed the transactions set forth in the below table.
Using publicly available information, J.P. Morgan calculated, for each selected transaction in the following table, the multiple of the target company’s firm value implied by the consideration paid in such transaction to the target company’s estimated Adj. EBITDA for the 12-month period prior to the date of the applicable transaction (“FV/LTM Adj. EBITDA”). The following table represents the results of this analysis for each of the selected transactions:
Target	Acquiror	Month/Year Announced	FV / LTM EBITDA
BCA Marketplace plc(1)	Haversham Holdings plc	March 2015	15.4x
BCA Marketplace plc	TDR Capital LLP	June 2019	12.5x
Euro Auctions UK Ltd(2)(3)	RBA	August 2021	18.8x
SYNETIQ Ltd.	IAA	October 2021	13.2x

For reference only
Iron Planet, Inc.(4)	RBA	August 2016	22.6x
ADESA, Inc.(5)	Carvana Co.	February 2022	19.5x
(1)	Based on 2014E adj. EBITDA at the time of the transaction.
(2)	Based on 2021E adj. EBITDA, excludes $13 million of annual cost synergies.
(3)	Termination announced in April 2022 and termination completed in June 2022.
(4)	Exclusive of $100 million NPV of tax synergies and $20 million in run-rate cost synergies.

(5)	2021 EBITDA of $113 million based on Carvana’s April 2022 ADESA U.S. investor presentation.
Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 12.5x to 19.0x for FV/LTM Adj. EBITDA. After applying this range to IAA’s Adj. EBITDA for the 12 months ended September 30, 2022, as provided by IAA management, this analysis indicated a range of implied equity values per share of IAA common stock on a fully diluted basis, rounded to the nearest $0.25, of $42.50 to $68.50, which was compared to (i) the closing price per share of IAA common stock of $39.25 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement, (ii) the closing price per share of IAA common stock of $40.65 as of January 20, 2023 and (iii) the implied value of the merger consideration of $44.40 per share of IAA common stock. J.P. Morgan also noted that the implied per share equity value of the merger consideration pursuant to the original merger agreement calculated as of January 20, 2023, was $44.92.
Discounted Cash Flow Analysis
J.P. Morgan conducted a discounted cash flow analysis (“DCF analysis”), for the purpose of determining an implied equity value per share on a fully diluted basis for the IAA common stock. A DCF analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows,” for purposes of the DCF analysis, refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projected period.
J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that IAA was forecasted to generate for the fiscal quarter ending January 1, 2023 and for the fiscal year 2023 through fiscal year 2031 based upon the IAA forecasts, as defined and summarized in the section entitled “Certain IAA Financial Forecasts.” J.P. Morgan also calculated a range of terminal values for IAA at the end of the period ended December 28, 2031 by applying a terminal growth rate ranging from 2.00% to 3.00% (which range was developed with, and reviewed and approved by, IAA management) to the unlevered free cash flows of IAA during the final year of such period. The unlevered free cash flows and the range of terminal values were then discounted to present values as of September 30, 2022 using a range of discount rates from 9.00% to 11.00%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for IAA. The present values were then adjusted to take into account IAA’s net debt as of September 30, 2022 to derive implied equity values per share of IAA common stock on a fully diluted basis.
Based on the foregoing, this analysis indicated a range of implied equity values per share of IAA common stock, rounded to the nearest $0.25, of $33.00 to $51.50, which was compared to (i) the closing price per share of IAA common stock of $39.25 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement, (ii) the closing price per share of IAA common stock of $40.65 as of January 20, 2023 and (iii) the implied value of the merger consideration of $44.40 per share of IAA common stock. J.P. Morgan also noted that the implied per share equity value of the merger consideration pursuant to the original merger agreement, calculated as of January 20, 2023, was $44.92.
52-Week Historical Trading Range
For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the IAA common stock for the 52-week period ended January 20, 2023, which was $31.32 per share to $47.36 per share, and compared that range to (i) the closing price per share of IAA common stock of $39.25 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement, (ii) the closing price per share of IAA common stock of $40.65 as of January 20, 2023 and (iii) the implied value of the merger consideration of $44.40 per share of IAA common stock. J.P. Morgan also noted that the implied per share equity value of the merger consideration pursuant to the original merger agreement, calculated as of January 20, 2023, was $44.92.
Analyst Price Target
For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst price targets for the IAA common stock available as of November 6, 2022, and noted that the range of such price targets was $46.00 per share to $60.00 per share and compared that range to (i) the closing price per share of IAA common stock of $39.25 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement, (ii) the closing price per share of IAA common stock of $40.65 as of January 20, 2023 and (iii) the implied value of the merger consideration of $44.40 per share of IAA common stock. J.P. Morgan also noted that the implied per share equity value of the merger consideration pursuant to the original merger agreement, calculated as of January 20, 2023, was $44.92.
RBA Financial Analyses
Selected Public Trading Multiples Analysis
Using publicly available information, J.P. Morgan compared selected financial data of RBA with similar data for companies selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of RBA. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect RBA. The companies selected by J.P. Morgan were:
•	Copart
•	IAA
•	KAR
•	RBA
Using publicly available information, J.P. Morgan calculated and compared, for each selected company listed above and for RBA, (i) FV/2022E Adj. EBITDA, and (ii) FV/2023E Adj. EBITDA.
This analysis indicated the following FV/2022E Adj. EBITDA and FV/2023E Adj. EBITDA multiples:
	2022E FV/ Adj. EBITDA	2023E FV/ Adj. EBITDA
Copart	18.9x	17.7x
RBA	17.4x	16.3x
KAR	12.0x	9.9x
IAA	12.2x	11.4x
Based on the results of this analysis and J.P. Morgan’s experience and professional judgment, J.P. Morgan selected a multiple reference range of 12.0x to 18.5x for the FV/2022E Adj. EBITDA and a multiple reference range of 10.0x to 17.0x for the FV/2023E Adj. EBITDA.
After applying these ranges to RBA’s estimated EBITDA, based on the IAA management RBA forecasts, as defined and summarized in the section entitled “Certain IAA Financial Forecasts,” for the calendar years ending December 31, 2022 and December 31, 2023, the analysis indicated the following ranges of implied equity value per RBA common share on a fully diluted basis, rounded to the nearest $0.25:
	Implied Equity Value Per RBA Common Share
	Low	High
FV/2022E Adj. EBITDA	$42.75	$66.25
FV/2023E Adj. EBITDA	$37.75	$65.00
The ranges of implied equity value per share were compared to (a) the closing price per RBA common share of $62.32 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement and (b) the closing price per RBA common share of $60.17 as of January 20, 2023.
Selected Transaction Multiples Analysis
Using publicly available information, J.P. Morgan reviewed selected transactions involving businesses that, for purposes of J.P. Morgan’s analysis, were considered similar to RBA’s business. Specifically, J.P. Morgan reviewed the transactions set forth in the below table.

Using publicly available information, J.P. Morgan calculated, for each selected transaction in the following table, the FV/LTM Adj. EBITDA. The following table represents the results of this analysis for each of the selected transactions:
Target	Acquiror	Month/Year Announced	FV / LTM EBITDA
BCA Marketplace plc(1)	Haversham Holdings plc	March 2015	15.4x
BCA Marketplace plc	TDR Capital LLP	June 2019	12.5x
Euro Auctions UK Ltd(2)(3)	RBA	August 2021	18.8x
SYNETIQ Ltd.	IAA	October 2021	13.2x
Iron Planet, Inc.(4)	RBA	August 2016	22.6x

For reference only
ADESA, Inc.(5)	Carvana Co.	February 2022	19.5x
(1)	Based on 2014E adj. EBITDA at the time of the transaction.
(2)	Based on 2021E adj. EBITDA, excludes $13 million of annual cost synergies.
(3)	Termination announced in April 2022 and termination completed in June 2022.
(4)	Exclusive of $100 million NPV of tax synergies and $20 million in run-rate cost synergies.
(5)	2021 EBITDA of $113 million based on Carvana’s April 2022 ADESA U.S. investor presentation.
Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 12.5x to 22.0x for FV/LTM Adj. EBITDA. After applying this range to RBA’s EBITDA for the 12 months ended September 30, 2022, as provided by RBA management, this analysis indicated a range of implied equity values per RBA common share on a fully diluted basis, rounded to the nearest $0.25, of $43.75 to $77.75, which was compared to (a) the closing price per RBA common share of $62.32 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement and (b) the closing price per RBA common share of $60.17 as of January 20, 2023.
Discounted Cash Flow Analysis
J.P. Morgan conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per RBA common share.
J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that RBA was forecasted to generate for the fiscal quarter ending December 31, 2022 and for the fiscal year 2023 through fiscal year 2031 based upon the IAA management RBA forecasts, as defined and summarized in the section entitled “Certain IAA Financial Forecasts.” J.P. Morgan also calculated a range of terminal values for RBA at the end of the period ended December 31, 2031 by applying a terminal growth rate ranging from 2.50% to 3.50% (which range was developed with, and reviewed and approved by, the management of IAA) to the unlevered free cash flows of RBA during the final year of such period. The unlevered free cash flows and the range of terminal values were then discounted to present values as of September 30, 2022 using a range of discount rates from 8.75% to 10.25%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for RBA. The present values were then adjusted to take into account RBA’s net debt as of September 30, 2022, as further adjusted at the direction of IAA management to reflect the expected pro forma impact of the Starboard investment on RBA’s net debt, to derive implied equity values per RBA common share on a fully diluted basis.
Based on the foregoing, this analysis indicated a range of implied equity values per RBA common share, rounded to the nearest $0.25, of $44.75 to $63.50, which was compared to (a) the closing price per RBA common share of $62.32 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement and (b) the closing price per RBA common share of $60.17 as of January 20, 2023.
52-Week Historical Trading Range
For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for RBA common shares for the 52-week period ended January 20, 2023, which was $48.65 per share to $72.73 per share, and compared that range to (a) the closing price per RBA common share of $62.32 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement and (b) the closing price per RBA common share of $60.17 as of January 20, 2023.

Analyst Price Target
For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst price targets for RBA common shares available as of November 6, 2022, and noted that the range of such price targets was $60.00 per share to $73.00 per share and compared that range to (a) the closing price per RBA common share of $62.32 as of November 4, 2022, the last trading date prior to the announcement of the original merger agreement and (b) the closing price per RBA common share of $60.17 as of January 20, 2023.
Other Analyses
Discounted Cash Flow Analysis of Synergies
J.P. Morgan conducted a DCF analysis for the purpose of determining the present value of total net synergies projected by IAA management to result from the transactions.
J.P. Morgan calculated the unlevered free cash flows that the projected net synergies were expected to generate in each of the 10 calendar years following completion of the transactions based on the IAA synergies forecast, as defined and summarized in the section entitled “Certain IAA Financial Forecasts” which was reviewed and approved by management of IAA for use by J.P. Morgan in performing its financial analyses and in rendering its opinion. J.P. Morgan also calculated a range of terminal values for the projected net synergies at the end of this period by applying a terminal growth rate of 2.5% to the unlevered free cash flows expected to be generated by the projected net synergies using a run-rate (beginning in year 5) of cost synergies ranging from $100 million to $120 million. The unlevered free cash flows and the range of terminal values were then discounted to present values as of September 30, 2022 using a range of discount rates from 8.75% to 10.25%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of RBA.
Based on the foregoing, this analysis indicated the following range of implied values for the projected net synergies:
	DCF Analysis
	Low	High
Implied Value of Projected Net Synergies (in millions)	$946	$1,242
Based on the above analysis, J.P. Morgan selected a value for the projected net synergies of $1.048 billion, for purposes of the value creation analysis described below, based on net run-rate cost synergies of $100 million (after giving effect to $80 million of one-time costs to achieve and taking into account $26.5 million of capital expenditure avoidance as a result of the transactions) and a 9.50% discount rate.
Intrinsic Value Creation Analysis
J.P. Morgan conducted an illustrative implied intrinsic value creation analysis, based on the IAA forecast, the IAA synergies forecast and the IAA management RBA forecasts, each, as defined and summarized in the section entitled “Certain IAA Financial Forecasts,” of this joint proxy statement/prospectus, and assuming, at the direction of IAA management, that RBA will (i) receive proceeds of $15 million from an issuance of RBA common shares and $485 million from an issuance of convertible preferred stock of RBA with a conversion price of $73.00 per share prior to the effective time of the first merger and (ii) declare a one-time special cash dividend on the RBA common shares in the amount of $1.08 per RBA common share with a record date prior to the effective time of the first merger that compared the implied equity value of IAA common stock derived from a DCF valuation on a standalone basis to the implied equity value attributable to the existing holders of IAA common stock in the combined company after giving effect to the transactions.
J.P. Morgan determined the implied total equity value attributable to the existing holders of IAA common stock in the combined company (“implied value to holders of IAA common stock”), by calculating the sum of (i) (A) (1) the sum of the implied equity values of the IAA common stock and the RBA common shares using the midpoint values determined pursuant to J.P. Morgan’s DCF analyses described above (in the case of the DCF analysis with respect to the RBA common shares, including the expected pro forma impact of the Starboard investment on RBA’s net debt), which were discounted to present value using a 9.50% discount rate and a 3.0% terminal growth rate, in the case of RBA, and a 10.00% discount rate and a 2.5% terminal growth rate, in the case of IAA, plus (2) the estimated present value of the projected net synergies based on the IAA synergies forecast, net of costs to achieve such projected net synergies based on the IAA synergies forecast, which were discounted to present value using a 9.50% discount rate and a 2.5% terminal growth rate, minus (3) the aggregate amount of cash consideration to be paid to holders of IAA common stock based on $12.80 per share of IAA common stock of cash consideration, minus (4) the aggregate cash dividend expected to be paid to holders of RBA common shares based on a special dividend of $1.08 per RBA common share payable to holders of RBA common shares as of a record date prior to the mergers, plus (5) the proceeds from the issuance of RBA common shares expected to be received by RBA prior to the mergers in connection with the Starboard investment in the aggregate amount of $15 million, minus (6) the estimated transaction expenses, multiplied by (B) the equity ownership percentage of the combined company, after giving effect to the transactions and the expected issuance by RBA of RBA common shares in connection with the Starboard investment attributable to the existing holders of IAA common stock pursuant to the mergers, and (ii) the aggregate amount of cash consideration to be paid to holders of IAA common stock based on $12.80 per share of IAA common stock of cash consideration. The analysis indicated that, on an illustrative basis, the mergers created hypothetical incremental implied value of 4.6% to holders of IAA common stock.
Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of IAA or RBA. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to IAA or RBA, and none of the selected transactions reviewed were identical to the mergers or the transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of IAA and RBA. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the mergers. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to IAA and RBA and the transactions compared to the mergers.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise IAA with respect to the mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with IAA, RBA and the industries in which they operate.
For services rendered in connection with the mergers, IAA has agreed to pay J.P. Morgan a transaction fee of 0.65% of the transaction value (which is generally defined as the enterprise value of the transaction based on the merger consideration), less $500,000, of which $3.0 million became payable by IAA to J.P. Morgan in connection with J.P. Morgan’s delivery of a prior opinion, dated November 6, 2022, to the IAA board in connection with the original merger agreement, $1.5 million of which became payable by IAA to J.P. Morgan in connection with J.P. Morgan’s delivery of its opinion dated January 22, 2023, and the balance of which becomes payable upon the closing of the transactions. In addition, IAA has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two-year period preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with IAA, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole lead arranger and joint lead bookrunner on IAA’s credit facilities in April 2021. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of IAA, for which it receives customary compensation or other financial benefits. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with RBA or with Starboard. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of IAA and RBA. During the two-year period preceding delivery of the J.P. Morgan opinion, the aggregate fees recognized by J.P. Morgan from IAA were approximately $6.0 million, and no fees were recognized from RBA during such period. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of IAA or RBA for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Certain RBA Financial Forecasts
RBA does not as a matter of course publicly disclose financial forecasts or projections as to future revenues or other results of its operations due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the RBA board’s evaluation of the mergers, RBA management provided to the RBA board, Goldman Sachs and Guggenheim Securities standalone management forecasts for RBA’s fiscal years 2022 through 2026. The RBA board approved five-year standalone forecasts for RBA (the “RBA base case forecasts”) for purposes of the respective financial analyses of Goldman Sachs and Guggenheim Securities. The RBA base case forecasts also were used by RBA management in connection with obtaining the financing for the mergers. In addition, RBA management prepared forecasts reflecting their more aspirational targets for the RBA business over such five-year period, including more positive assumptions regarding growth in gross transaction value (“GTV”) over such period (the “RBA upside forecasts”). Further, to assist in the RBA board’s due diligence investigation of IAA and evaluation of the mergers, IAA made available to RBA standalone management forecasts for IAA’s fiscal years 2022 through 2026 (the “IAA forecasts”). RBA management, together with its financial advisors, separately assessed the IAA forecasts (referred to as the “RBA management IAA forecasts”), which RBA management reviewed with the RBA board and provided to, and approved for use by, Goldman Sachs and Guggenheim Securities. In connection with the mergers, RBA management also prepared certain forecasts of expected cost synergies from the mergers (the “RBA cost synergy forecasts”) and pro forma forecasts for the combined company (the “RBA pro forma combined company forecasts”), which RBA management, at the direction of the RBA board, provided to, and approved for use by, Goldman Sachs and Guggenheim Securities. For purposes of this section, we refer to the RBA base case forecasts, the RBA upside forecasts, the RBA management IAA forecasts, the RBA cost synergy forecasts, and the RBA pro forma combined company forecasts as the “Forecasts.” The Forecasts are summarized below. RBA did not revise the Forecasts with respect to the merger agreement amendment.
The Forecasts were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Neither Ernst & Young LLP nor any other independent accountant has compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the prospective financial information included in this joint proxy statement/prospectus. The report of Ernst & Young LLP incorporated by reference in this joint proxy statement/prospectus relates to RBA’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.
The Forecasts were provided by RBA management to the RBA board, Goldman Sachs and Guggenheim Securities. The RBA base case forecasts and the RBA upside forecasts were also made available to IAA and J.P. Morgan in connection with IAA’s due diligence process and for use in the IAA board’s evaluation of the transactions. See the sections entitled “—Certain IAA Financial Forecasts” and “—Opinion of IAA’s Financial Advisors” of this joint proxy statement/prospectus. In connection with the mergers, at the direction of the RBA board, RBA’s management authorized and approved the use of and reliance by Goldman Sachs and Guggenheim Securities on the Forecasts for purposes of performing their respective financial analyses in connection with rendering their respective opinions to the RBA board as described in the section titled “—Opinion of RBA’s Financial Advisors” of this joint proxy statement/prospectus. The Forecasts are presented in this joint proxy statement/prospectus solely to give RBA shareholders access to the information that was made available to the RBA board, IAA and/or their respective financial advisors to the extent described above.
The Forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the Forecasts reflect numerous estimates and assumptions made by RBA’s management at the time the Forecasts were prepared that are difficult to predict and that are beyond RBA’s control and are subject to change. The assumptions and estimates underlying the Forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the Forecasts, including, among others, risks and uncertainties relating to RBA’s and IAA’s respective businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods); industry performance; the regulatory and competitive environment; general United States, Canadian, European and global business, financial market and economic conditions and other matters described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” of this joint proxy statement/prospectus. Some or all of the estimates and assumptions underlying the Forecasts may have changed since the date the Forecasts were prepared.
Accordingly, RBA cannot assure readers that the Forecasts are necessarily predictive of the future performance of RBA, IAA or the combined company or that actual results will not differ materially from those presented in the Forecasts. Additionally, the Forecasts cover a number of years into the future and such information by its nature becomes less predictive with each successive year. The inclusion of the Forecasts in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Forecasts would be achieved or that the results achieved would or would not exceed those reflected in the Forecasts, if the mergers are not consummated. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.
The Forecasts (other than the RBA cost synergy forecasts and the RBA pro forma combined company forecasts) were developed for RBA or IAA on a standalone basis without giving effect to the transactions or entry into the merger agreement, including (a) any potential cost synergies, revenue growth opportunities or other benefits that may be achieved by the combined company as a result of the mergers, (b) any changes to RBA’s or IAA’s strategy or operations that may be implemented after the consummation of the mergers, (c) any costs incurred in connection with the transactions, (d) the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the mergers, or (e) the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. The Forecasts for RBA and IAA on a standalone basis assume organic company growth without business expansions from mergers and acquisitions or alternative business models. Furthermore, the Forecasts do not take into account the effect of any failure of the mergers to be completed and should not be viewed as relevant or continuing in that context.
The Forecasts include non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled measures used by other companies. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Except as included below, reconciliations of non-GAAP financial measures were not provided to and were not relied on by Goldman Sachs or Guggenheim Securities for purposes of their respective financial analyses and opinions or by the RBA board in connection with its consideration of the mergers, nor were they provided to IAA or its financial advisors. Accordingly, RBA has not provided a reconciliation of these non-GAAP financial measures. Amounts in the tables below may not recalculate due to rounding.
RBA has not updated the Forecasts other than to the extent noted in this section and does not intend to update or otherwise revise the Forecasts after the date of this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

By including the Forecasts in this joint proxy statement/prospectus, neither RBA nor IAA nor any of their respective directors, officers, employees, financial advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of RBA, IAA or the combined company compared to the information contained in the Forecasts. Accordingly, the Forecasts are not, and should not be construed as, financial guidance, nor relied on as such, including, without limitation, for the remainder of fiscal year 2022. The Forecasts are not included in this joint proxy statement/prospectus in order to induce any RBA shareholder or IAA stockholder to vote in favor of the proposals contained in this joint proxy statement/prospectus or to influence any RBA shareholder, IAA stockholder or any other person to make any investment decision with respect to the transactions or otherwise, but rather solely because the forecasts or portions thereof were made available to the RBA board, IAA and/or their respective financial advisors as described above. For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the Forecasts. RBA has not made any representation and warranties in the merger agreement concerning the Forecasts.
The following table presents a summary of the RBA base case forecasts approved by the RBA board for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses and made available to IAA and its advisors in October 2022 (referenced as the “RBA base case” in the section entitled “—Background of the Mergers”). The RBA base case forecasts were developed for RBA on a standalone basis without giving effect to the mergers or entry into the merger agreement, and assume an approximately five percent compound annual growth rate for GTV from fiscal year 2022 to fiscal year 2026.
RBA Base Case Forecasts
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Revenue	$1,682	$1,722	$1,840	$1,987	$2,157
Net Income	$318	$219	$249	$283	$333
Add: Depreciation and Amortization	99	104	109	112	111
Add: Interest Expense	58	37	31	30	30
Less: Interest Income	(4)	(4)	(2)	(2)	(2)
Add: Income Tax Expense	89	84	96	109	128
EBITDA(1)	$559	$440	$484	$532	$601
Adjusted EBITDA(2)(3)	$415	$443	$484	$532	$601
(1)	EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization.
(2)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. This calculation differs from RBA’s reported Adjusted EBITDA as it does not include an adjustment for share-based payments expense.

(3)
For fiscal year 2022, reflects the addition of approximately $17 million of estimated acquisition-related costs and approximately $10 million of other non-recurring costs to, and the deduction of approximately $171 million of gain on disposition of property, plant and equipment from, estimated EBITDA. For fiscal year 2023, reflects the addition of estimated acquisition-related costs to estimated EBITDA.

In addition, based on the RBA base case forecasts, RBA’s unlevered free cash flow (“FCF”) was calculated as set forth below, which calculations were approved by RBA management for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses and were not made available to IAA or its financial advisors.
RBA Unlevered Free Cash Flow
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Adjusted EBITDA(1)	$415	$443	$484	$532	$601
Less: Taxes	(81)	(94)	(104)	(117)	(136)
Less: Capital Expenditures(2)	(103)	(166)	(76)	(58)	(67)
Less: Change in Working Capital	(24)	(45)	(30)	(29)	(27)
Unlevered FCF(3)	$207	$137	$274	$328	$371
(1)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. This calculation differs from RBA’s reported Adjusted EBITDA as it does not include an adjustment for share-based payments expense.

(2)	Capital expenditures for fiscal year 2023 reflect accelerated spend to support IT infrastructure and facilities management.
(3)	Unlevered FCF is a non-GAAP financial measure calculated as Adjusted EBITDA less cash taxes, less capital expenditures and less changes in net working capital.
The following table presents a summary of the RBA upside forecasts, which were made available to IAA in October 2022. A version of the RBA upside forecasts were provided to IAA in August 2022 (referenced as the “August RBA forecasts” in the section entitled “—Background of the Mergers”) and subsequently updated by RBA management to reflect RBA’s improved outlook for 2022 (referenced as the “October RBA forecasts” in the section entitled “—Background of the Mergers”). The RBA upside forecasts were developed for RBA on a standalone basis without giving effect to the mergers or entry into the merger agreement, and assume an approximately eight percent compound annual growth rate for GTV from fiscal year 2022 to fiscal year 2026.
RBA Upside Forecasts(1)
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Revenue	$1,682	$1,773	$1,952	$2,164	$2,414
Net Income	$318	$227	$275	$332	$413
Add: Depreciation and Amortization	99	104	109	112	111
Add: Interest Expense	58	37	31	30	30
Less: Interest Income	(4)	(4)	(2)	(2)	(2)
Add: Income Tax Expense	89	88	106	128	159
EBITDA(2)	$559	$452	$519	$601	$711
Adjusted EBITDA(3)(4)	$415	$454	$519	$601	$711
(1)
The forecasts made available to IAA in August 2022 provided for estimated Revenue, Net Income, EBITDA and Adjusted EBITDA for fiscal year 2022 of $1,633 million, $323 million, $571 million and $415 million, respectively. The table above includes RBA’s forecast for fiscal year 2022 as updated in October 2022.

(2)	EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization.
(3)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. This calculation differs from RBA’s reported Adjusted EBITDA as it does not include an adjustment for share-based payments expense.

(4)
For fiscal year 2022, reflects the addition of approximately $17 million of estimated acquisition-related costs and approximately $10 million of other non-recurring costs to, and the deduction of approximately $171 million of gain on disposition of property, plant and equipment from, estimated EBITDA. For fiscal year 2023, reflects the addition of estimated acquisition-related costs to estimated EBITDA.

The following table presents a summary of the RBA management IAA forecasts, which RBA management reviewed with the RBA board and provided to, and approved for use by, Goldman Sachs and Guggenheim Securities.
RBA Management IAA Forecasts
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Revenue	$2,098	$2,279	$2,510	$2,731	$2,959
Gross Profit	$727	$802	$889	$983	$1,078
Adjusted EBITDA(1)	$535	$578	$652	$727	$804
(1)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. This calculation differs from RBA’s reported Adjusted EBITDA as it does not include an adjustment for share-based payments expense.

In addition, based on the RBA management IAA forecasts, IAA’s unlevered FCF was calculated as set forth below, which calculations were approved by RBA management for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses and were not made available to IAA or its financial advisors.
IAA Unlevered Free Cash Flow
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Adjusted EBITDA(1)	$535	$578	$652	$727	$804
Less: Taxes	(91)	(113)	(127)	(143)	(158)
Less: Capital Expenditures	(119)	(155)	(165)	(176)	(187)
Less: Change in Working Capital	(72)	(44)	(52)	(46)	(67)
Unlevered FCF(2)	$252	$266	$308	$363	$392
(1)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. This calculation differs from RBA’s reported adjusted EBITDA as it does not include an adjustment for share-based payments expense.

(2)	Unlevered FCF is a non-GAAP financial measure calculated as Adjusted EBITDA less cash taxes, less capital expenditures and less changes in net working capital.
Following discussions and working sessions between RBA management and IAA management and their respective advisors, as described further in the section entitled “—Background of the Mergers” of this joint proxy statement/prospectus, the RBA cost synergy forecasts were prepared and approved by RBA management at the direction of the RBA board for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses. The RBA cost synergy forecasts reflect estimated annual run-rate cost synergies, net of an estimated $131 million of one-time costs to achieve such synergies through year 3. The RBA cost synergy forecasts are not reflected in the RBA base case forecasts, the RBA upside forecasts, or the RBA management IAA forecasts. The following table presents a summary of the RBA cost synergy forecasts:
RBA Cost Synergy Forecasts
($ in millions; years following consummation of the mergers)
	Year 1 (2023E)	Year 2 (2024E)	Year 3 (2025E)	Year 4 (2026E)
Net Realizable Cost Synergies	$(28)	$13	$68	$100

The following table presents a summary of the RBA pro forma combined company forecasts prepared by RBA management for fiscal years 2022 through 2026 solely on the basis of the RBA base case forecasts, the RBA management IAA forecasts, and the RBA cost synergy forecasts. The RBA pro forma combined company forecasts were prepared and approved by RBA management at the direction of the RBA board for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses.
RBA Pro Forma Combined Company Forecasts
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Revenue	$3,780	$4,001	$4,350	$4,718	$5,116
Adjusted EBITDA(1)	$950	$1,021	$1,136	$1,260	$1,404
Adjusted EBITDA including Net Realizable Cost Synergies(1)	$950	$993	$1,149	$1,328	$1,504
(1)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. This calculation differs from RBA’s reported Adjusted EBITDA as it does not include an adjustment for share-based payments expense.

In addition, based on the RBA pro forma combined company forecasts, the unlevered FCF for the combined company was calculated as set forth below, which calculations were approved by RBA management for use by Goldman Sachs and Guggenheim Securities in their respective financial analyses and were not made available to IAA or its financial advisors.
Pro Forma Unlevered Free Cash Flow
($ in millions)
	2022E	2023E	2024E	2025E	2026E
Adjusted EBITDA including Net Realizable Cost Synergies(1)	$950	$993	$1,149	$1,328	$1,504
Less: Integration Costs	—	(10)	(10)	—	—
Less: Taxes	(190)	(198)	(234)	(279)	(323)
Less: Capital Expenditures	(222)	(322)	(241)	(234)	(254)
Less: Change in Working Capital	(97)	(89)	(81)	(75)	(93)
Unlevered FCF(2)	$440	$375	$583	$740	$835
(1)
Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items. Also includes estimated net realizable cost synergies from the mergers (see the section entitled “—Summary of RBA Cost Synergy Forecasts” above). This calculation differs from RBA’s reported Adjusted EBITDA as it does not include an adjustment for share-based payments expense.

(2)
Unlevered FCF is a non-GAAP financial measure calculated as Adjusted EBITDA including Net Realizable Cost Synergies less cash taxes, less capital expenditures and less changes in net working capital. Also excludes estimated integration costs.

Also, in connection with the financing for the mergers, RBA management prepared and provided to its lenders certain extrapolations of the RBA pro forma combined company forecasts for fiscal years 2027 to 2029. These extrapolations were not used for any other purpose. The extrapolations included (in millions): (i) estimated revenue for the pro forma combined company of $5,495, $5,848 and $6,165 for 2027, 2028 and 2029, respectively (consisting of estimated revenue for RBA of $2,318, $2,469 and $2,605 for 2027, 2028 and 2029, respectively, and estimated revenue for IAA of $3,177, $3,379 and $3,561 for 2027, 2028 and 2029, respectively); (ii) estimated adjusted EBITDA of $1,509, $1,605 and $1,693 for 2027, 2028 and 2029, respectively (consisting of estimated adjusted EBITDA for RBA of $646, $688 and $726 for 2027, 2028 and 2029, respectively, and estimated adjusted EBITDA for IAA of $863, $918 and $967 for 2027, 2028 and 2029, respectively); and (iii) estimated adjusted EBITDA including net realizable cost synergies of $1,609, $1,705 and $1,793 for 2027, 2028 and 2029, respectively. The extrapolations are subject to all of the qualifications and limitations discussed above with respect to the Forecasts and, as such, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on such extrapolations.
Certain IAA Financial Forecasts
Although IAA periodically issues limited annual financial guidance to investors, IAA does not as a matter of course publicly disclose financial forecasts or projections as to future revenues or other results of its operations due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However,

IAA management has historically prepared and periodically updated standalone financial forecasts for IAA to set targets for incentive compensation and for use in discussions and reviews with the IAA board of IAA’s standalone strategic plan and available strategic opportunities. In connection with the IAA board’s evaluation of the transactions, IAA management provided to the IAA board and J.P. Morgan standalone management forecasts for IAA’s fiscal years 2022 through 2026 (the “IAA forecasts”). As described further in the section entitled “—Background of the Mergers,” a preliminary version of the IAA forecasts was presented to the IAA board in February 2022 in connection with setting incentive compensation targets (such initial preliminary forecasts, the “stretch case IAA forecasts”). The stretch case IAA forecasts were subsequently updated by IAA management, with guidance from the IAA board, (1) in July 2022 pursuant to IAA management’s annual strategy planning process and updated outlook for IAA taking into account, among other factors, IAA’s actual performance, changing prospects and changes in the macroeconomic and competitive environment and (2) between August 2022 and October 2022, solely with respect to IAA management’s forecasts for its 2022 and 2023 fiscal years, in order to take into account IAA’s actual performance and revisions to IAA’s 2023 outlook developed during IAA management’s ordinary course 2023 budgeting process. In addition, to assist in the IAA board’s due diligence investigation of RBA and evaluation of the transactions, RBA made available to IAA standalone management forecasts for RBA’s fiscal years 2022 through 2026 (the “RBA forecasts”). As described further in the section entitled “—Background of the Mergers,” IAA management, together with its advisors, developed its own assessment of the RBA forecasts (the “IAA management RBA forecasts”) which IAA management reviewed with the IAA board and provided to, and approved for use by, J.P. Morgan in its financial analysis. In connection with the transactions, certain extrapolations of the IAA forecasts (the “IAA extrapolations”), certain extrapolations of the IAA management RBA forecasts (the “RBA extrapolations”) and certain forecasts of expected cost synergies from the transactions (the “IAA synergy forecasts”), each as summarized below, were also prepared, which IAA management, at the direction of the IAA board, provided to, and approved for use by, J.P. Morgan. For purposes of this section and the section entitled “—Opinion of IAA’s Financial Advisor,” we refer to the IAA forecasts, the IAA management RBA forecasts, the IAA extrapolations, the RBA extrapolations and IAA synergy forecasts as the “Forecasts.” The Forecasts are summarized below. IAA did not revise the Forecasts with respect to the merger agreement amendment.
The Forecasts were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Neither IAA’s independent registered public accounting firm, KPMG LLP, nor any other independent registered accounting firm, has examined, compiled or otherwise applied procedures to the prospective financial information contained herein, and accordingly, does not express an opinion or any other form of assurance on it.
The Forecasts were provided by IAA management to the IAA board and J.P. Morgan. The IAA forecasts (but not the other Forecasts) were also provided to RBA, Goldman Sachs and Guggenheim Securities in connection with RBA’s due diligence process and for use in the RBA board’s evaluation of the transactions. See the sections entitled “—Certain RBA Financial Forecasts” and “—Opinion of RBA’s Financial Advisors.” In connection with the transactions, at the direction of the IAA board, IAA’s management authorized and approved the use of and reliance by J.P. Morgan on the Forecasts for purposes of performing its financial analyses in connection with rendering its opinion as described in the section entitled “—Opinion of IAA’s Financial Advisor.” The Forecasts are presented in this joint proxy statement/prospectus solely to give IAA stockholders access to the information that was made available to the IAA board, RBA and their respective financial advisors to the extent described above.
The Forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the Forecasts reflect numerous estimates and assumptions made by IAA’s management at the time the Forecasts were prepared that are difficult to predict and that are beyond IAA’s control and are subject to change. The assumptions and estimates underlying the Forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the Forecasts, including, among others, risks and uncertainties relating to IAA’s and RBA’s respective businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods); industry performance; the regulatory and competitive environment; general United States, Canadian, European and global business, financial market and economic conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Some or all of the estimates and assumptions underlying the Forecasts may have changed since the date the Forecasts were prepared.
Accordingly, IAA cannot assure readers that the Forecasts are necessarily predictive of the future performance of IAA, RBA or the combined company or that actual results will not differ materially from those presented in the

Forecasts. Additionally, the Forecasts cover a number of years into the future and such information by its nature becomes less predictive with each successive year. The inclusion of the Forecasts in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Forecasts would be achieved or that the results achieved would or would not exceed those reflected in the Forecasts, if the mergers are not consummated. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.
The Forecasts (other than the IAA synergy forecasts) were developed for IAA or RBA on a standalone basis without giving effect to the transactions or entry into the merger agreement, including (a) any potential cost synergies, revenue growth opportunities or other benefits that may be achieved by the combined company as a result of the mergers, (b) any changes to IAA’s or RBA’s strategy or operations that may be implemented after the consummation of the mergers, (c) any costs incurred in connection with the transactions, (d) the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the mergers, or (e) the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. The Forecasts for IAA and RBA on a standalone basis assume growth without business expansions from mergers and acquisitions or alternative business models. Furthermore, the Forecasts do not take into account the effect of any failure of the mergers to be completed and should not be viewed as relevant or continuing in that context.
The Forecasts include non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled measures used by other companies. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to and were not relied on by J.P. Morgan for purposes of its financial analysis and opinion or by the IAA board in connection with its consideration of the mergers, nor were they provided to RBA or its financial advisors. Accordingly, IAA has not provided a reconciliation of these non-GAAP financial measures.
IAA has not updated the Forecasts other than to the extent noted in this section and does not intend to update or otherwise revise the Forecasts after the date of this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
By including the Forecasts in this joint proxy statement/prospectus, neither IAA nor RBA nor any of their respective directors, officers, employees, financial advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of IAA, RBA or the combined company compared to the information contained in the Forecasts. Accordingly, the Forecasts are not, and should not be construed as, financial guidance (including for fiscal 2022), nor relied on as such. The Forecasts are not included in this joint proxy statement/prospectus in order to induce any IAA stockholder or RBA shareholder to vote in favor of the proposals contained in this joint proxy statement/prospectus or to influence any IAA stockholder, RBA shareholder or any other person to make any investment decision with respect to the transactions or otherwise, but rather solely because the forecasts or portions thereof were made available to the IAA board, RBA and/or their respective financial advisors as described above. For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the Forecasts. IAA has not made any representation and warranties in the merger agreement concerning the Forecasts.
As described further in the section entitled “—Background of the Mergers,” the stretch case IAA forecasts were originally prepared by IAA management in February 2022 as an upside case to IAA management’s then-current long-term forecast at the direction of the IAA compensation committee to assist such committee in making long term incentive compensation decisions. In June 2022, IAA management provided the stretch case IAA forecasts to J.P.

Morgan and directed that they be used for purposes of J.P. Morgan’s preliminary financial analyses in connection with the IAA board’s evaluation of the May proposal from RBA, pending IAA management’s completion of annual strategy planning process and resulting long-term forecast. The following table presents a summary of the stretch case IAA forecasts:
Stretch case IAA Forecasts(1)
($ in millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$2,129	$2,347	$2,541	$2,780	$3,010	$3,224	$3,416	$3,580	$3,711	$3,804
Gross Profit	$801	$884	$940	$1,041	—	—	—	—	—	—
Adjusted EBITDA(2)	$583	$654	$698	$787	$852	$912	$966	$1,013	$1,050	$1,076
(1)
Fiscal years 2022-2025 reflect IAA management forecasts and fiscal years 2026-2031 reflect extrapolations thereof prepared by IAA management and approved by IAA management for use by J.P. Morgan in its preliminary financial analyses.

(2)	Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items and burdened by stock-based compensation.
The IAA forecasts approved by the IAA board for use by J.P. Morgan for purposes of performing its financial analyses in connection with rendering its opinion described in the section entitled “—Opinion of IAA’s Financial Advisor” of this joint proxy statement/prospectus were prepared by IAA management as part of the annual strategy planning process, with the following key factors driving the changes from the stretch case IAA forecasts: (1) IAA management’s better visibility into IAA’s expected full-year 2022 results, including lower volumes stemming from a lower insurance industry total loss rate, lack of market share gains included in the stretch case IAA forecasts and vehicle supply constraints in the non-insurance market; (2) continuing inflationary cost pressures in towing, labor, and occupancy; (3) improvements in revenue per unit driven by fee schedule changes, partially offset by lower used car pricing; (4) an updated outlook for the United Kingdom, including the SYNETIQ business, which was only integrated into IAA following receipt of regulatory approval for the SYNETIQ acquisition in March 2022; and (5) increased investments in technology and real estate related to IAA’s strategic initiatives. The following table presents a summary of the IAA forecasts:
IAA Forecasts(1)(2)
($ in millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$2,098	$2,279	$2,510	$2,731	$2,959	$3,172	$3,363	$3,526	$3,655	$3,747
Gross Profit	$727	$802	$889	$983	$1,078	—	—	—	—	—
Adjusted EBITDA(3)	$535	$578	$652	$727	$804	$861	$913	$958	$993	$1,018
(1)
Fiscal years 2022-2026 reflect IAA management forecasts and fiscal years 2027-2031 reflect extrapolations thereof prepared by IAA management and approved by IAA management for use by J.P. Morgan in its financial analyses.

(2)
The IAA forecasts presented to the IAA board in July 2022 provided for estimated fiscal year 2022 revenue, gross profit and adjusted EBITDA of $2,136 million, $780 million, and $565 million, respectively, and estimated fiscal year 2023 revenue, gross profit and adjusted EBITDA of $2,331 million, $833 million, and $598 million, respectively. IAA updated its forecasts for its 2022 and 2023 fiscal years through October 2022 as further described in section entitled “—Background of the Mergers.”

(3)	Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items and burdened by stock-based compensation.
In addition, based on the IAA forecasts, IAA’s unlevered free cash flow (“FCF”) was calculated as set forth below, which calculations were approved by IAA management for use by J.P. Morgan in its financial analyses and were not made available to RBA or its financial advisors.

IAA Unlevered Free Cash Flow
($ in millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
NOPAT(1)	$339	$353	$401	$452	$502	$547	$591	$630	$664	$695
Plus: depreciation and amortization	104	112	123	132	141	139	134	126	116	101
Less: Capital Expenditures	(119)	(155)	(165)	(176)	(187)	(175)	(161)	(145)	(127)	(106)
Less: Change in Net Working Capital	(72)	(44)	(52)	(46)	(67)	(62)	(56)	(48)	(38)	(27)
Unlevered FCF(2)	$252	$266	$307	$362	$390	$449	$508	$564	$615	$663
(1)	NOPAT is a non-GAAP financial measure defined as net operating profit after taxes.
(2)
Unlevered FCF is a non-GAAP financial measure defined as cash flow before accounting for interest; calculated as NOPAT, plus depreciation and amortization, minus capital expenditures, minus change in net working capital.

The following table presents a summary of the IAA management RBA forecasts:
IAA Management RBA Forecasts
($ in millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$1,644	$1,728	$1,852	$2,025	$2,216	$2,399	$2,568	$2,719	$2,846	$2,946
Gross Profit	$949	$1,001	$1,085	$1,192	$1,320	—	—	—	—	—
Adjusted EBITDA(2)	$415	$442	$492	$549	$624	$675	$723	$765	$801	$829
(1)
Fiscal years 2022-2026 reflect IAA management adjustments to the RBA forecasts and fiscal years 2027-2031 reflect extrapolations thereof prepared by IAA management and approved by IAA management for use by J.P. Morgan in its financial analyses.

(2)	Adjusted EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization adjusted for non-recurring items and burdened by stock-based compensation.
In addition, based on the IAA management RBA forecasts, RBA’s unlevered FCF was calculated as set forth below, which calculations were approved by IAA management for use by J.P. Morgan in its financial analyses and were not made available to RBA or its financial advisors.
RBA Unlevered Free Cash Flow
($ in millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
NOPAT(1)	$246	$171	$291	$335	$377	$415	$451	$485	$516	$543
Plus: depreciation and amortization	101	205	89	86	102	101	98	93	86	77
Less: Capital Expenditures(2)	69	(167)	(62)	(44)	(61)	(66)	(71)	(75)	(79)	(81)
Less: Change in Net Working Capital	(43)	(43)	(26)	(23)	(18)	(17)	(16)	(14)	(12)	(9)
Unlevered FCF(3)	$372	$166	$291	$353	$399	$432	$462	$489	$512	$529
(1)	NOPAT is a non-GAAP financial measure defined as net operating profit after taxes.
(2)	2022E Capital Expenditures includes proceeds from capital divestiture.
(3)
Unlevered FCF is a non-GAAP financial measure defined as cash flow before accounting for interest; calculated as NOPAT, plus depreciation and amortization, minus capital expenditures, minus change in net working capital.

Following discussions and working sessions between IAA management and RBA management and their respective advisors, as described further in the section entitled “—Background of the Mergers,” the IAA synergies forecasts were prepared and approved by IAA management at the direction of the IAA board for use by J.P. Morgan in its financial analyses. The IAA synergies forecasts reflect annual run-rate cost synergies, driven primarily through consolidating back office, finance and technology, general and administrative and operations, less $80 million of one-time costs to achieve incurred through year 3. The IAA synergies forecasts are not reflected in the IAA forecasts or IAA management RBA forecasts. The following table presents a summary of the IAA synergies forecasts:
IAA Synergies Forecasts
($ in millions, years following consummation of the mergers)
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
EBITDA(1)	($26)	$25	$71	$100	$100	$103	$105	$108	$110	$113
Unlevered FCF(2)	($14)	$32	$73	$96	$97	$91	$86	$88	$84	$86
(1)	Net of projected costs to achieve such EBITDA. EBITDA is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation and amortization.
(2)
Unlevered FCF is a non-GAAP financial measure defined as cash flow before accounting for interest; calculated as NOPAT, plus depreciation and amortization, minus any capital expenditures, minus any change in net working capital.

Regulatory Approvals and Related Matters
The obligations of RBA and IAA to consummate the mergers are subject to, among other conditions, the expiration or termination of any waiting period (and any extension thereof) under the HSR Act, the Competition Act approval. RBA and IAA filed the notifications required under the HSR Act with the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice on November 17, 2022, and the waiting period under the HSR Act expired at 11:59 p.m. on December 19, 2022. RBA and IAA also filed a request for an advance ruling certificate on November 16, 2022 and notifications under Part IX of the Competition Act (Canada) with the Canadian Competition Bureau on November 18, 2022. On November 29, 2022, RBA and IAA received a letter from the Canadian Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act (Canada) in respect of the mergers, which terminated the applicable waiting period. The parties have received all necessary antitrust clearance required pursuant to the merger agreement.
Under the merger agreement, each of RBA and IAA has agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective the mergers and the transactions, including to receive all required regulatory approvals, as promptly as practicable and in any event prior to August 7, 2023.
U.S. Federal Securities Law Consequences
Assuming the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/ prospectus forms a part, the RBA common shares issued in the mergers will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for RBA common shares issued to any IAA stockholder who may be deemed an “affiliate” of RBA after the completion of the mergers. This joint proxy statement/prospectus does not cover resales of RBA common shares received by any person upon the completion of the mergers, and no person is authorized to make any use of this joint proxy statement/prospectus, or the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, in connection with any resale of RBA common shares.
Certain U.S. Federal Income Tax Consequences of the Mergers
RBA and IAA intend that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the mergers to result in gain recognition by holders of IAA common stock that exchange their shares of IAA common stock for the merger consideration (other than any excepted shareholder). The obligation of IAA to complete the mergers is conditioned upon the receipt of an opinion from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition under Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder).
Accordingly, on the basis of such opinion that the mergers will qualify as a reorganization and that Section 367(a) does not apply to require gain recognition, a U.S. holder (other than an excepted shareholder) that exchanges shares of IAA common stock for the merger consideration in the mergers will generally recognize gain (but would not be permitted to recognize loss) in an amount equal to the lesser of: (i) the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) received by such U.S. holder in the mergers; and (ii) the excess, if any, of (a) the sum of the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) plus the fair market value of the RBA common shares (including any fractional RBA common share deemed received) received by such U.S. holder in exchange for its shares of IAA common stock in the mergers, over (b) such U.S. holder’s tax basis in its shares of IAA common stock exchanged. In addition, a U.S. holder of IAA common stock generally will recognize gain or loss with respect to any cash received in lieu of fractional RBA common shares.
For definitions of “U.S. holder” and “excepted shareholder” and a more detailed discussion of the U.S. federal income tax consequences of the mergers to U.S. holders, see the section entitled “Certain U.S. Federal Income Tax Consequences.”
The U.S. federal income tax consequences described above may not apply to all IAA stockholders. The tax consequences to IAA stockholders will depend on their individual situations. Accordingly, all IAA stockholders are urged to consult their own tax advisors for a full understanding of the particular tax consequences of the mergers.
Certain Canadian Federal Income Tax Considerations
A summary of certain federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”) considerations of the first merger to a beneficial owner of IAA common stock who disposes, or is deemed to have disposed, of IAA common stock pursuant to the first merger can be found in the section entitled “Certain Canadian Federal Income Tax Considerations.”
Expected Accounting Treatment of the Mergers
The mergers will be accounted for as a business combination in accordance with the acquisition method of accounting under U.S. GAAP. RBA is determined to be the accounting acquirer and IAA is determined to be the accounting acquiree. This determination was primarily based on the transfer of cash consideration by RBA to the former economic interest holders of IAA and the relative share ownership, voting rights, composition of the governing body, and the designation of certain senior management positions of the combined entity. Under this method of accounting, the purchase price of the mergers will be allocated to the assets acquired and liabilities assumed based on their preliminary fair values at the closing date. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Appraisal Rights
Pursuant to Section 262 of the DGCL, IAA stockholders and beneficial owners of shares of IAA common stock who hold their shares through the effective time, do not vote their shares in favor of adoption of the merger agreement and who comply fully with and properly demand appraisal for their shares under the applicable statutory requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under DGCL, have the right to seek appraisal of the fair value of their shares of IAA common stock, as determined by the Delaware Court of Chancery, if the mergers are completed. The “fair value” of shares of IAA common stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the value of the merger consideration that IAA stockholders would otherwise be entitled to receive under the terms of the merger agreement. IAA stockholders and beneficial owners of shares of IAA common stock should also be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the mergers, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Any holder of IAA common stock and beneficial owners of shares of IAA common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to IAA prior to the vote on the merger proposal, not vote or otherwise submit a proxy in favor of the IAA stockholder proposal and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See the section entitled “Appraisal Rights” which is qualified by reference to the full text of Section 262 of the DGCL as attached as Annex C to this joint proxy statement/prospectus. If you hold your shares of IAA common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal on your behalf by your bank, broker or other nominee. Information about how IAA stockholders and beneficial owners of shares of IAA common stock may vote on the proposals being considered in connection with the transactions can be found in the section entitled “The IAA Special Meeting” of this joint proxy statement/prospectus.

Exchange of IAA Certificates
Promptly after the effective time, on the closing date, RBA, US Holdings and Merger Sub 1 will deposit with the exchange agent, for the benefit of the holders of IAA common stock, for issuance through the exchange agent, the merger consideration in respect of the IAA common stock held by such IAA stockholder. The exchange agent will, pursuant to irrevocable instructions, deliver the merger consideration contemplated to be issued in exchange for IAA common stock pursuant to the merger agreement out of the fund of cash and RBA common shares to be issued.
As soon as practicable after the effective time, RBA will cause the exchange agent to deliver to each record holder of IAA common stock, as of immediately prior to the effective time, a notice advising such holders of the effectiveness of the first merger and a letter of transmittal and instructions for use in effecting the surrender of any certificates representing IAA common stock or transferring shares of IAA common stock held in book-entry form, for payment of the merger consideration.
Upon surrender to the exchange agent of their shares of IAA common stock, including, a certificate, together with the duly completed and validly executed letter of transmittal, duly completed, and such other customary documents as may be reasonably required by the exchange agent, such holder of shares of IAA common stock will be entitled to receive in exchange therefor (a) one or more RBA common shares and (b) a check in the amount equal to the applicable aggregate cash consideration and the cash payable in lieu of any fractional RBA common shares.
Listing of RBA Common Shares
It is a condition to the mergers that the RBA common shares to be issued to IAA stockholders in the mergers be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to satisfaction of customary listing conditions of the TSX.
Delisting and Deregistration of IAA Common Stock
IAA common stock currently trades on the NYSE under the stock symbol “IAA.” If the mergers are completed, IAA common stock will be delisted from NYSE and deregistered under the Exchange Act. This will make certain provisions of the Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with stockholder meetings, no longer applicable to IAA.
Description of Debt Financing
RBA’s obligation to complete the merger is not contingent on the receipt by RBA of any financing. RBA estimates that it will need approximately $3.1 billion in order to pay IAA stockholders the cash amounts due to them as merger consideration under the merger agreement, refinance certain existing IAA indebtedness and to pay related fees and transaction costs in connection with the mergers. RBA anticipates that the funds needed to pay the foregoing amount will be derived from (i) cash on hand, (ii) borrowings under the credit facilities described below, (iii) the proceeds from the sale of debt securities or (iv) any combination of the foregoing.
In connection with entry into the original merger agreement, on November 7, 2022, RBA entered into the debt commitment letter, with the initial lenders, including GS Bank, BANA, BofA, Royal Bank and RBCCM, pursuant to which the initial lenders committed to provide (i) a backstop senior secured revolving credit facility in an aggregate principal amount of up to $750 million, which revolving commitments were subsequently terminated in connection with the sixth amendment to RBA’s existing credit agreement (as described below) and (ii) a senior secured 364-day bridge loan facility in an aggregate principal amount of up to $2.8 billion (the “bridge loan facility”), which commitments were subsequently reduced to $886.1 million in connection with the sixth amendment to RBA’s existing credit facility to finance up to $2.8 billion of the (i) cash consideration in connection with the mergers, (ii) repayment of certain existing indebtedness of IAA, and refinancing of the existing RBA term loan (which occurred in connection with the sixth amendment) and (iii) fees and expenses in connection with the foregoing. At the option of RBA, borrowings under the bridge loan facility will bear interest at a rate per annum equal to either adjusted term SOFR plus a margin of 3.00% or a base rate plus a margin of 2.00%. The bridge loan facility margin will increase by (I) an additional 0.50% on the date that is 90 days after the closing date, (II) an additional 0.50% on the date that is 180 days after the closing date and (III) an additional 0.50% on the date that is 270 days after the closing date. The initial lenders’ obligation to fund the bridge loan facility is subject to several limited conditions as set forth in the debt commitment letter, including, among others, completion of the mergers, the non-occurrence of a “company material adverse effect” (as defined in the debt commitment letter) on IAA, the accuracy in all material respects of certain representations and warranties related to RBA and IAA, the delivery of certain financial statements of RBA and IAA and other customary limited conditions to completion. Any loans under the bridge loan facility will mature on the date that is 364 days after the closing date. The commitments to provide the financing under the bridge loan facility will terminate on the earliest to occur of (1) 11:59 p.m. on the date that is five business days after the “outside date” (as defined in the merger agreement in effect on November 7, 2022 (giving effect to, if applicable, the extension pursuant to clause (A) of the proviso in Section 8.1(b)(ii) of the merger agreement as in effect on November 7, 2022)), (2) the consummation of the merger without any use of the bridge loan facility and (3) the termination of the merger agreement in accordance with its terms in the event the mergers are not consummated.
On December 9, 2022, RBA entered into a sixth amendment to its existing credit agreement with BANA (the “sixth amendment”), as the administrative agent, the existing lenders and the new term loan A lenders (the “TLA lenders”) pursuant to which, among other things, RBA obtained (i) the consents from the existing lenders required to consummate the merger, (ii) commitments for a term loan A facility in an aggregate principal amount of $1.825 billion (the “term loan A facility”) to be used to finance the merger, (iii) the ability to borrow up to $200 million of the revolving facility on a limited conditionality basis to finance the merger and (iv) the ability to add (but not commitments for) a term loan B facility in a future incremental amendment, the proceeds of which would be used to finance the mergers (collectively with the bridge loan facility, the “debt financing”). The procurement of the consents and the term loan A facility under the sixth amendment allowed RBA to (i) terminate the commitments for the backstop revolving facility; and (ii) reduce the commitments under the bridge loan facility in an amount equal to the amount of the term loan A facility and the amount of existing term loans under its existing credit agreement. At the option of RBA, borrowings under the revolving facility and the term loan A facility will, commencing on the date of the closing of the mergers and the borrowing of the loans under the term loan A facility, bear interest at a rate per annum equal to, (A) for U.S. dollar borrowings, either a base rate, a daily fluctuating rate based on term SOFR, or an adjusted term SOFR rate, plus, in each case, an applicable margin, (B) for Canadian dollar borrowings, a Canadian prime rate or an adjusted CDOR rate, in each case plus an applicable margin and (C) for borrowings in alternative currencies, based on benchmark rates, plus an applicable margin, in each case substantially consistent with RBA’s existing credit agreement. The applicable margin for loans under the revolving facility and term loan A facility will range from (x) 1.75-3.00% for alternative currency borrowings and for U.S. dollar borrowings with an adjusted term SOFR rate and (y) 0.75-2.00% for borrowings in Canadian dollars with a prime rate and for U.S. dollar borrowings with a base rate. Upon consummation of the merger, the applicable margin for the revolving and term loan A facilities will increase by 0.25% if RBA does not receive at least $800 million of net cash proceeds from an issuance of senior unsecured notes. The new TLA lenders’ obligation to fund the term loan A facility (and RBA’s ability to draw up to $200 million on the revolver) on the closing date is subject to limited conditions as set forth in the sixth amendment and consistent with those in the debt commitment letter, as applicable, including, among others, completion of the merger, the non-occurrence of a company material adverse effect (as defined in the sixth amendment) on IAA, the accuracy in all material respects of certain representations and warranties related to RBA and IAA, the delivery of certain financial statements of RBA and IAA and other customary limited conditions to completion. The commitments of the new TLA lenders will terminate on the commitment termination date.
The merger agreement provides that RBA is obligated to use its reasonable best efforts to obtain the debt financing on the terms and conditions contemplated by the debt commitment letter and the fee letter executed in connection therewith.
Additionally, RBA will not, without the prior written consent of IAA (which consent will not be unreasonably withheld, delayed or conditioned), take any action or enter into any transaction that would or would be reasonably expected to materially delay or prevent consummation of the transactions contemplated by the debt commitment letter or the funding of all or any portion of the cash amount of the debt financing necessary to fund all cash amounts required to be paid by RBA on the closing date, including, the merger consideration, any cash fees under the debt commitment letter and all related expenses owed, each due and payable at closing, and upon reasonable written request IAA, RBA will keep IAA informed, in all reasonable detail on a reasonably prompt basis, of the status of its efforts to arrange and consummate the debt financing.
RBA is obligated to reimburse IAA for certain reasonable out-of-pocket fees, and indemnify IAA for all losses it incurs in connection with its cooperation in arranging the debt financing, whether or not the transactions are consummated or the merger agreement is terminated in accordance with the terms therein. IAA is obligated to use its reasonable best efforts to provide and to cause its subsidiaries and representatives to provide, all cooperation reasonably requested by RBA in connection with the financing.

Litigation Relating to the Mergers
On December 15, 2022, a purported IAA stockholder filed a complaint in the United States District Court for the Southern District of New York captioned Shiva Stein v. IAA, Inc., et al., Case No. 1:22-cv-10602. The Stein complaint names IAA and the members of the IAA board as defendants. The Stein complaint asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by the SEC against all defendants and violations of Section 20(a) of the Exchange Act against members of the IAA board. The plaintiff alleges that the “December 14, 2022 joint proxy statement” omitted or misrepresented material information regarding the mergers. The Stein complaint seeks, among other relief, (i) injunctive relief preventing the consummation of the mergers, unless and until certain information, as requested in the Stein complaint, is disclosed, (ii) rescission and/or rescissory damages in the event the mergers are consummated, (iii) other damages purportedly suffered as a result of the alleged material omissions or misstatements in the December 14, 2022 joint proxy statement, (iv) an award of plaintiff's costs and disbursements in the action, including reasonable attorneys’ and expert fees and expenses, and (v) other and further equitable relief as the court may deem just and proper.
In addition, as of February 1, 2023, IAA has received two demand letters from purported IAA stockholders, which generally seek that certain information allegedly omitted from the December 14, 2022 joint proxy statement be disclosed. RBA has also received a demand letter from a purported RBA shareholder, which attaches a draft complaint, as well as a standalone draft complaint from another purported RBA shareholder, which generally seek that certain information allegedly omitted from the December 14, 2022 joint proxy statement be disclosed.
IAA and RBA cannot predict the outcome of the matters described above. IAA and RBA respectively believe such matters are without merit, and IAA, RBA and any individual defendants intend to vigorously defend against these actions and any subsequently filed similar actions. If additional similar complaints are filed, absent new or significantly different allegations, RBA and IAA will not necessarily disclose such additional filings.

THE MERGER AGREEMENT
The following discussion summarizes certain material provisions of the merger agreement, including (i) the original merger agreement, a copy of which is attached as Annex A-1 hereto and is incorporated by reference herein and (ii) the merger agreement amendment, a copy of which is attached as Annex A-2 hereto and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. RBA and IAA urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the documents incorporated herein by reference, before making any decisions regarding the mergers.
The merger agreement has been included to provide you with information regarding its terms, and RBA and IAA recommend that you read the merger agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the mergers, RBA and IAA do not intend for the merger agreement to be a source of factual, business or operational information about RBA, IAA, US Holdings, Merger Sub 1 or Merger Sub 2. The representations and warranties described below and included in the merger agreement were made by RBA and IAA to each other as of specific dates. The assertions contained in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by RBA and IAA in connection with negotiating the terms of the merger agreement, which you should consider as you read the representations and warranties in the merger agreement. The representations and warranties are qualified in their entirety by certain information RBA and IAA filed with the SEC prior to the date of the original merger agreement, as well as by confidential disclosure schedules that RBA and IAA delivered to each other in connection with the execution of the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to RBA shareholders or IAA stockholders, and the representations and warranties may have been used for the purpose of allocating risk between RBA and IAA rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about RBA and IAA, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents that are incorporated by reference into this joint proxy statement/prospectus for information regarding RBA and IAA and their respective businesses. See the section entitled “Where You Can Find More Information.”
Structure of the Mergers
Upon the terms and subject to the conditions set forth in the merger agreement (as amended or modified by the merger agreement amendment), (i) Merger Sub 1 will be merged with and into IAA, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings and (ii) immediately following the consummation of the first merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. At the effective time, by virtue of the first merger and without any action on the part of RBA, US Holdings, Merger Sub 1, IAA or any holders of any securities of RBA US Holdings, Merger Sub 1 or IAA, each share of IAA common stock issued and outstanding immediately prior thereto (excluding the excluded shares) will be exchanged for (i) 0.5252 of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes (instead of (A) 0.5804 of an RBA common share and (B) $10.00 in cash, without interest, as provided in the original merger agreement).
RBA will not issue fractional RBA common shares pursuant to the merger agreement. Instead, each IAA stockholder who otherwise would have been entitled to receive a fraction of an RBA common share will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of an RBA common share multiplied by (ii) the volume weighted average price of RBA common shares for the five consecutive trading days immediately prior to, but not including, the closing date of the mergers as reported by Bloomberg, L.P.
The exchange ratio merger consideration and equity award exchange ratio will be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or other change with respect to the RBA common shares or shares of IAA common stock prior to the effective time.
Effective Time of the Mergers
Unless the parties agree otherwise, the closing of the mergers will take place within four business days after the satisfaction or waiver (subject to applicable law) of the conditions to the closing of the mergers (other than those conditions that, by their nature, are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the closing of the mergers) except that, notwithstanding the satisfaction or waiver, to the extent permitted under the merger agreement, of the conditions to closing of the mergers, if the marketing period described in the merger agreement has not ended at the time of such satisfaction or waiver of such conditions (other than those conditions that by their terms are to be satisfied at the closing of the mergers), then the closing will instead occur on (a) the earlier of (i) a business day during the marketing period specified by RBA in writing on no fewer than two business days’ notice to IAA and (ii) the fourth business day immediately following the last day of the marketing period (subject in each case to the satisfaction or waiver of the conditions to closing of the mergers (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions at the closing)) or (b) such other date agreed to in writing by RBA and IAA. See this section entitled “Additional Agreements,” “—Conditions to Completion of the Mergers” and “The Mergers—Termination of the Merger Agreement.” The mergers will be effective upon the due filing and acceptance of the certificates of merger filed with the Secretary of State of the State of Delaware, in accordance with the laws of Delaware, but in any event, the second merger will be effective immediately following the effective time.
Treatment of Equity Awards
IAA Options
At the effective time, each outstanding IAA option, whether vested or unvested, will, automatically and without any action on the part of the parties to the merger agreement or any holder of an IAA option, be assumed by RBA and converted into an option to purchase the number of RBA common shares (rounded down to the nearest whole share), equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA option immediately prior to the effective time by (ii) the equity award exchange ratio (rounded down to the nearest whole share), at an exercise price per RBA common share equal to the quotient obtained by dividing (x) the per share exercise price of such IAA option immediately prior to the effective time by (y) the equity award exchange ratio (rounded up to the nearest whole cent). Except as set forth above, each assumed IAA option will be subject to the same terms and conditions, including vesting, exercise, expiration and forfeiture provisions, applicable to the corresponding IAA option immediately prior to the effective time (including the terms of the IAA equity plan and the applicable stock option agreement).
IAA RSU Awards
At the effective time, each outstanding IAA RSU award will, automatically and without any action on the part of the parties to the merger agreement or any holder of an IAA RSU award, be assumed by RBA and converted into the right to receive, upon vesting, the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA RSU award immediately prior to the effective time by (ii) the equity award exchange ratio. Except as set forth above, each assumed IAA RSU award will be subject to the same terms and conditions, including vesting and forfeiture terms, applicable to the corresponding IAA RSU award as of immediately prior to the effective time (including the terms of the IAA equity plan and the applicable restricted stock unit agreement).
IAA PRSU Awards
At the effective time, each outstanding IAA PRSU award will, automatically and without any action on the part of the parties to the merger agreement or any holder of an IAA PRSU award, be assumed by RBA and converted into assumed IAA PRSU award or the right to receive, upon vesting, the number of RBA common shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of IAA common stock subject to such IAA PRSU award immediately prior to the effective time (determined based on the target number of shares subject to such IAA PRSU award) by (ii) the equity award exchange ratio Except as set forth above, each assumed IAA PRSU award will be subject to the same terms and conditions, including time-based vesting and forfeiture provisions, but not performance-vesting provisions, as applied to the corresponding IAA PRSU award as of immediately prior to the effective time (including the terms of the IAA equity plan and the applicable restricted stock unit agreement).
IAA Restricted Stock Awards
As of immediately prior to, and contingent upon, the effective time, each outstanding IAA restricted stock awards granted to non-employee directors will automatically vest in full and each share of IAA common stock underlying such IAA restricted stock award will be treated as an outstanding share of IAA common stock for all purposes of the merger agreement, including for purposes of receiving the merger consideration pursuant to the terms of the merger agreement.

IAA Phantom Stock Awards
As of immediately prior to, and contingent upon, the effective time, each outstanding IAA phantom stock award will automatically vest in full and each share of IAA common stock underlying such IAA phantom stock award will be treated as an outstanding share of IAA common stock for all purposes of the merger agreement, including for purposes of receiving the merger consideration pursuant to the terms of the merger agreement.
Termination of the IAA ESPP and Certain Other Actions
As soon as practicable following the date of the original merger agreement, the IAA board (or, if appropriate the committee administering the IAA ESPP) will adopt such resolutions or take such other actions as may be required to provide that (i) the IAA ESPP will be suspended such that no new option periods under the IAA ESPP will commence after the date of the original merger agreement, (ii) the final option period under the IAA ESPP in effect as of the date of the original merger agreement will end on the earlier of (A) its regular end date and (B) such date as IAA determines in its sole discretion (provided that such date will be no later than the date that is five business days prior to the effective time), (iii) each IAA ESPP participant’s accumulated contributions under the IAA ESPP for any option period under the IAA ESPP in effect as of immediately prior to the final exercise date will be used to purchase shares of IAA common stock in accordance with the terms of the IAA ESPP as of the final exercise date, and (iv) contingent upon the occurrence of the first merger, the IAA ESPP will terminate on the date immediately prior to the date on which the first merger occurs and no further rights will be granted or exercised under the IAA ESPP thereafter. All shares of IAA common stock purchased on the final exercise date under the IAA ESPP will be canceled at the effective time and converted into the right to receive the merger consideration pursuant to the terms of the merger agreement.
Prior to the effective time, (i) the IAA board (or, if appropriate, any committee thereof administering the IAA equity plan or the IAA directors deferred compensation plan) will pass any necessary resolutions or take any other required action in order to (A) effect the treatment of the IAA options, IAA RSU awards, IAA PRSU awards, IAA restricted stock awards and IAA phantom stock awards under the merger agreement and (B) terminate and liquidate IAA’s directors deferred compensation plan, effective as of, and contingent upon, the effective time and (ii) RBA will take all actions necessary to effect the assumption of the IAA options, IAA RSU awards and IAA PRSU awards pursuant to the merger agreement.
Exchange of Shares in the Mergers
Promptly after the effective time, on the closing date, RBA, US Holdings and Merger Sub 1 will deposit with the exchange agent, for the benefit of the holders of IAA common stock, for issuance through the exchange agent, the merger consideration in respect of the IAA common stock held by such IAA stockholder. The exchange agent will, pursuant to irrevocable instructions, deliver the merger consideration contemplated to be issued in exchange for IAA common stock pursuant to the merger agreement out of the fund of cash and RBA common shares to be issued.
As soon as practicable after the effective time, RBA will cause the exchange agent to deliver to each record holder of IAA common stock, as of immediately prior to the effective time, a notice advising such holders of the effectiveness of the first merger and a letter of transmittal and instructions for use in effecting the surrender of any certificates representing IAA common stock or transferring shares of IAA common stock held in book-entry form, for payment of the merger consideration.
Upon surrender to the exchange agent of their shares of IAA common stock, including, a certificate, together with the duly completed and validly executed letter of transmittal, duly completed, and such other customary documents as may be reasonably required by the exchange agent, such holder of shares of IAA common stock will be entitled to receive in exchange therefor (a) one or more RBA common shares and (b) a check in the amount equal to the applicable aggregate cash consideration and the cash payable in lieu of any fractional RBA common shares.
Representations and Warranties
The merger agreement contains representations and warranties made by each of IAA and RBA. IAA has made representations and warranties regarding, among other things:
•	organization no violations; consents and approvals;
•	capital structure;

•	authority; no violations; consents and approvals;
•	consents;
•	SEC documents and financial statements;
•	absence of certain changes or events;
•	no undisclosed material liabilities;
•	information supplied by IAA in this joint proxy statement/prospectus;
•	permits and compliance with applicable law;
•	compensation and benefits matters;
•	labor matters;
•	taxes;
•	litigation and judgments;
•	intellectual property; data privacy and cyber security;
•	real property;
•	environmental matters;
•	certain business practices and international trade laws;
•	CFIUS;
•	material contracts;
•	insurance;
•	opinion of IAA’s financial advisor;
•	brokers;
•	related party transactions;
•	applicability of takeover laws;
•	tax treatment;
•	the Investment Canada Act;
•	top customers; and
•	investment company status.
RBA has made representations and warranties regarding, among other things:
•	organization, standing and power;
•	capital structure;
•	authority; no violations; consents and approvals;
•	consents;
•	SEC documents; financial statements and Canadian securities law matters;
•	absence of certain changes or events;
•	no undisclosed material liabilities;
•	information supplied by RBA in this joint proxy statement/prospectus;
•	permits and compliance with applicable law;
•	compensation and benefits matters;

•	labor matters;
•	taxes;
•	litigation and judgments;
•	intellectual property; data privacy and cyber security;
•	real property;
•	environmental matters;
•	certain business practices and international trade laws;
•	material contracts;
•	opinions of RBA’s financial advisors;
•	brokers;
•	related party transactions;
•	business conduct;
•	tax treatment;
•	top customers;
•	financing matters;
•	investment company status;
•	solvency;
•	RBA’s shareholder rights plan; and
•	the Investment Canada Act.
The merger agreement also contains certain representations and warranties of RBA with respect to US Holdings, Merger Sub 1 and Merger Sub 2, including organization, standing and power, capitalization, authority, no violations, consents and approvals, business conduct, tax treatment, financing matters and solvency.
Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect on the applicable representation). For purposes of the merger agreement, a “material adverse effect” means, with respect to a party, any fact, circumstance, effect, change, event or development that, by itself or when aggregated or taken together, has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole, provided that a “material adverse effect” will not include any fact, circumstance, effect, change, event or development directly or indirectly resulting from, arising out of, attributable to or related to:
•
general economic conditions (or changes in such conditions) or conditions in the U.S., Canada or any other country or region in the world or global economies generally or conditions (or changes in such conditions) generally affecting the industry in which such party and its subsidiaries operate;

•
conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (a) changes in interest rates, changes in inflation rates and changes in exchange rates for the currencies of any countries and (b) any suspension of trading in securities generally on any securities exchange or over-the-counter market;

•
political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, hostilities, civil or political unrest, sabotage, cyber-intrusion or terrorism (including any escalation or general worsening of any such acts of war, sabotage, cyber-intrusion or terrorism);

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters or weather conditions (including any general worsening of any of the foregoing);
•
changes (or proposed changes) in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

•
the announcement of the merger agreement (whether or not authorized by the parties, including any pre-signing reports relating to the mergers) or the pendency or consummation of the mergers or the identity of, or any facts or circumstances relating to, the other party or any of its subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such party or any of its subsidiaries with governmental entities, customers, suppliers, vendors, partners, officers, employees or other material business relations (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of the merger agreement or the announcement or consummation of the mergers);

•
the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action for which action or failure to act is requested in writing by the other party or expressly required by the merger agreement (except that this clause will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery or compliance with the terms of the merger agreement);

•
any changes in such party’s stock price or the trading volume of such party’s stock (or any other securities of such party), or any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or

•	any litigation relating to the transactions,
except, in the case of the first five bullets above to the extent that such fact, circumstance, effect, change, event or development has a disproportionate adverse impact on such party and its subsidiaries, taken as a whole, relative to the other participants in the industries in which such party operates, in which case solely such disproportionate adverse impact may be taken into account.
As described in this section entitled “The Merger Agreement,” the parties to the merger agreement made the representations and warranties contained therein solely for purposes of the contract between the parties, and those representations and warranties are intended to be and should not be relied upon by any other person. Further, the assertions embodied in those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement, and you should not rely upon the representations and warranties as accurate or complete or characterizations of the actual state of facts as of any specified date.
Conduct of Business Prior to the Completion of the Mergers
Each of IAA and RBA has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the original merger agreement and the effective time. In general, and subject to exceptions specified in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement, each of IAA and RBA has agreed to use reasonable efforts to (i) conduct its businesses in the ordinary course in all material respects, including by using reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and key employees and (iii) preserve in all material respects its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.
In addition, IAA has agreed to specific restrictions relating to the conduct of its business between the date of the original merger agreement and the effective time, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement) without RBA’s prior written consent:

•
declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, IAA or its subsidiaries except for dividends and distributions by a wholly owned subsidiary of IAA to IAA or another subsidiary of IAA;

•
offer, issue, deliver, grant, sell or purchase, or authorize or propose to offer, issue, deliver, grant, sell or purchase, any capital stock of, or other equity interests in, IAA or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (a) the grant of IAA RSU awards under the IAA equity plan in the ordinary course of business consistent with past practice (i) to employees hired after the date of the original merger agreement and (ii) in connection with promotions, (b) the issuance of IAA common stock issuable pursuant to the vesting, exercise or settlement, as applicable, of IAA options or IAA RSU awards or IAA PRSU awards that are outstanding on the date of the original merger agreement or that are granted after the date of the original merger agreement, in each case pursuant to their terms, (c) pursuant to the IAA ESPP, (d) sales of shares to satisfy tax withholding obligations related to the exercise of IAA options or the settlement of IAA RSU awards or IAA PRSU awards and (e) issuances by a wholly owned subsidiary of IAA of such subsidiary’s capital stock or other equity interests to IAA or any other wholly owned subsidiary of IAA;

•	amend or propose to amend (a) IAA’s organizational documents or (b) the organizational documents of any of IAA’s subsidiaries (other than ministerial changes);
•
(a) merge, consolidate, combine or amalgamate with any person (other than transactions between IAA and its wholly owned subsidiaries or between IAA’s wholly owned subsidiaries), (b) acquire or agree to acquire (including by merging or consolidating with, purchasing any controlling equity interest in or a majority of the assets of, or acquiring an exclusive license to, in each case, as applicable) any business or division of another person or assets comprising a business or division or (c) acquire or agree to acquire (including by acquiring an exclusive license to, but excluding non-exclusive licenses of commercial software in the ordinary course of business) any assets of another person not described in (b) other than in the case of (b) and (c), acquisitions for which the consideration is less than $25,000,000 in the aggregate or the acquisition of inventory, equipment, consigned goods (including related prepaid charges), materials, consumables and similar assets in the ordinary course of business;

•
sell, lease, swap, exchange, transfer, license, encumber (other than permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, license, encumber (other than permitted encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (a) sales or dispositions of inventory in the ordinary course of business, (b) non-exclusive licenses in the ordinary course of business, (c) dispositions of obsolete or worthless equipment or other assets in the ordinary course of business, (d) dispositions, leases, swaps and exchanges of IAA’s leased real property in the ordinary course of business and (e) other sales or dispositions of assets for which the consideration is less than $20,000,000 in the aggregate; except that, in the case of (d), certain specified leased real property of IAA will not be disposed of, leased, swapped or exchanged;

•
authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of IAA or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of IAA;

•
change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of IAA and its subsidiaries, except as required by applicable law, GAAP or stock exchange requirements;

•
make, change or revoke any material tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual tax accounting period, change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes, surrender any right to claim a material tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material taxes (other than extensions of time to file tax returns);

•
take any action (other than any action required or expressly contemplated by the merger agreement) or fail to take any action (other than any action prohibited by the merger agreement), but, for the avoidance of doubt, without taking into account fluctuations in the fair market value of the RBA capital shares and/or the IAA capital stock after the date of the original merger agreement, where such action or failure to act would reasonably be expected to (a) prevent or impede the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (b) cause the IAA stockholders (other than any excepted shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (c) cause RBA to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the mergers, (d) prevent or impede IAA or RBA from delivering the executed tax certificates in connection with this joint proxy statement/prospectus and at closing or (e) without regard to whether the mergers will cause (1) the spin to fail to qualify for tax-free treatment under Section 355 of the Code or (2) the IAA shares distributed in the spin to not be treated as “qualified property” (for purposes of section 355(c)(2) or Section 361(c)(2) of the Code) by reason of the application of Section 355(d) or Section 355(e) of the Code, cause IAA to be in material violation of any of its representations, warranties, and covenants in the tax matters agreement with KAR;

•
except as required pursuant to an existing IAA benefit plan as in effect on the date of the original merger agreement or established after the date of the original merger agreement, (a) grant or commit to grant any increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any current or former directors, officers, or employees of IAA or any subsidiary other than increases in the base salary or wages or cash incentive compensation of employees in the ordinary course of business, (b) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any IAA benefit plan, (c) grant or commit to grant any equity based awards or accelerate the vesting of any IAA RSU awards, IAA PRSU awards or IAA options, (d) enter into any new, or amend any existing, employment, severance, termination change-in-control or similar agreement with any director, officer or employee, (e) pay or commit to pay any bonuses, other than payment of annual or other short-term cash bonuses for completed performance periods in accordance with IAA benefits plans existing as of the date of the original merger agreement, (f) establish, enter into or adopt any IAA benefit plan which was not in existence as of the date of the original merger agreement (or any arrangement that would be an IAA benefit plan if it had been in existence as of the date of the original merger agreement), or amend or terminate any IAA benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, (g) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 or with a title of director or above or (h) waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former director, officer, employee or independent contractor (see the section entitled “Interests of IAA Directors and Executive Officers in the Mergers” for a description of certain agreed exceptions to these restrictions, including exceptions permitting IAA to establish a transaction bonus program and a retention bonus program);

•	voluntarily recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;
•
(a) incur, create, assume, waive or release any indebtedness for borrowed money (including any bonds, notes or debentures) or guarantee any such indebtedness of another person or (b) incur, create or assume any encumbrances on any property or assets of IAA or any of its subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; except, that the foregoing will not restrict the incurrence of revolving indebtedness in the ordinary course of business (i) under the IAA credit facility, as in effect on the date of the original merger agreement or (ii) the creation of any encumbrances securing as of the date hereof any indebtedness permitted by (i), so long as borrowings under the IAA credit facility do not exceed at any one time outstanding a specified amount;

•
make any loans, advances or capital contributions to, or non-controlling investments in, any other person in excess of $10,000,000 in the aggregate, except for (a) extensions of credit or incentive payments to customers in the ordinary course of business, (b) advances to directors, officers and other employees for business-related expenses incurred in connection with such person’s role at IAA or one of its subsidiaries in the ordinary course of business, (c) passive investments in marketable securities in the ordinary course of business and (d) loans, advances or capital contributions to, any direct or indirect wholly owned subsidiaries of IAA;
•
enter into certain contracts, except in the ordinary course of business, and as would not (i) otherwise be prohibited by the merger agreement or (ii) reasonably be expected to have any adverse economic or other impact on IAA or its subsidiaries in any material respect when viewed in the context of the benefits received by IAA and its subsidiaries as a result thereof (A) enter into a contract that would be a material contract of IAA if it were in effect on the date of the original merger agreement or (B) materially modify, materially amend, terminate or assign or waive or assign any material rights under any material contract (other than, in the case of assignments, assignments to IAA or another subsidiary of IAA);

•
waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceedings (excluding any proceeding in respect of taxes) except solely for monetary payments not covered by insurance of no more than $1,000,000 individually or $15,000,000 in the aggregate (or, if a reserve for such proceeding has been established on the consolidated balance sheet of IAA as of July 3, 2022 as included in IAA’s latest quarterly report, such greater amount that is covered by such reserve), on a basis that would not (a) prevent or materially delay consummation of the mergers or the transactions contemplated by the merger agreement or (b) result in the imposition of any term or condition that would restrict the future activity or conduct of RBA or its subsidiaries in any material respect (including IAA or any of its subsidiaries following the effective time, other than customary confidentiality and de minimis contractual obligations included in a settlement agreement that are incidental to an award of monetary damages thereunder) or a finding or admission of liability or a violation of law;

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make or commit to make any capital expenditures in an amount in the aggregate in excess of 110% of an agreed capital expenditure budget of IAA, other than to the extent reasonably necessary to repair or replace damaged facilities, property, equipment or other assets damaged following a casualty event or accident;

•	split, combine, subdivide or reclassify any shares of capital stock or other equity interests of IAA;
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enter into any stockholder agreements, voting trusts or other agreements relating to the voting of, or providing registration rights with respect to, any shares of capital stock or other equity interests of IAA or any of its subsidiaries; or

•	agree or commit to take any action that is prohibited above.
RBA has also agreed to specific restrictions relating to the conduct of its business between the date of the original merger agreement and the effective time, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement) without IAA’s prior written consent:
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offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, RBA or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (a) the grant of any awards (including RBA restricted stock units that are subject to time-based vesting, RBA restricted stock units that are subject to performance-based vesting or RBA’s deferred share units) under the RBA equity plans in the ordinary course of business (i)previously disclosed to IAA, (ii) to non-employee directors of RBA, (iii) to employees hired after the date of the original merger agreement and (iv) in connection with promotions, (b) pursuant to RBA’s 1999 Employee Stock Purchase Plan, as amended, (c) the issuance of RBA common shares issuable pursuant to the vesting, exercise or settlement of any equity awards pursuant to agreements in effect as of the date of the original merger agreement or entered into as permitted by the merger agreement, (d) dividend equivalent rights with respect to outstanding equity awards consistent with past practice in connection with RBA’s regular quarterly dividend, (e) pursuant to the RBA shareholder rights agreement, and (f) issuances by a wholly owned subsidiary of RBA of such subsidiary’s capital stock or other equity interests to RBA or any other wholly owned subsidiary of RBA;

•	amend or propose to amend (i) RBA’s organizational documents or (ii) the organizational documents of any of US Holdings, Merger Sub 1 and Merger Sub 2 (other than ministerial changes);

•	split, combine, subdivide or reclassify any shares of capital stock or other equity interests of RBA;
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(a) merge, consolidate, combine or amalgamate with any person (other than transactions between RBA and its wholly owned subsidiaries or between RBA’s wholly owned subsidiaries) or (b) acquire or agree to acquire (including by merging or consolidating with, purchasing any controlling equity interest in or a majority of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in the case of each of (a) and (b), to the extent that (i) the purchase price for any such individual transaction or series of related transactions exceeds $50,000,000 or (ii) such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the transactions contemplated by the merger agreement;

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authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of RBA or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of RBA;

•
make, change or revoke any material tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual tax accounting period, change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes, surrender any right to claim a material tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material taxes (other than extensions of time to file tax returns), in each case to the extent that any such action would, or would reasonably be expected to, (a) prevent, materially delay or materially impair the consummation of the transactions or (b) prevent or impede IAA or RBA from delivering the executed tax certificates in connection with this joint proxy statement/prospectus and at closing;

•
take any action (other than any action required or expressly contemplated by the merger agreement) or fail to take any action (other than any action expressly prohibited by the merger agreement) but, for the avoidance of doubt, without taking into account fluctuations in the fair market value of the RBA capital shares or the IAA capital stock after the date of the original merger agreement, where such action or failure to act would reasonably be expected to (a) prevent or impede the mergers from qualifying as a “reorganization,” within the meaning of Section 368(a) of the Code, (b) cause the IAA stockholders (other than any excepted shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (c) cause RBA to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the mergers, or (d) prevent or impede IAA or RBA from delivering the executed tax certificates in connection with this joint proxy statement/prospectus and at closing;

•
sell, lease, swap, exchange, transfer, license, encumber (other than permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, license, encumber (other than permitted encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (a) sales or dispositions of inventory in the ordinary course of business, (b) non-exclusive licenses in the ordinary course of business, (c) dispositions of obsolete or worthless equipment or other assets in the ordinary course of business, (d) leases, swaps, exchanges, encumbrances and other dispositions of leased real property or owned real property in the ordinary course of business or as previously disclosed to IAA and (e) other sales or dispositions of assets for which the consideration is less than $25,000,000 in the aggregate;

•
change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of RBA and its subsidiaries, except as required by applicable law, GAAP or stock exchange requirement; or

•	agree or commit to take any action that is prohibited above.
The merger agreement permits RBA to pay its regular quarterly cash dividend of $0.27 per share and a one-time, special cash dividend to RBA shareholders not to exceed $1.08 per share, with a record date prior to the effective time to be determined by the RBA board with the consent of the TSX and payment conditioned upon the closing of the first merger.

No-Shop Period; Restrictions on Solicitations of Other Offers
IAA No-Shop Restrictions
Under the merger agreement, commencing on the date of the original merger agreement, until the effective time, subject to certain exceptions, IAA may not, and must cause its subsidiaries and its and their directors and officers not to, and will use reasonable best efforts to cause the employees and other representatives of IAA and its subsidiaries not to, directly or indirectly:
•
initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an IAA competing proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of an IAA competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an IAA competing proposal;

•
furnish any non-public information regarding IAA or its subsidiaries, or access to the properties, assets or employees of IAA or its subsidiaries, to any person in connection with or in response to any IAA competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an IAA competing proposal; or

•
terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party; provided that, prior to, but not after, the time the IAA stockholder approval is obtained, if the IAA board determines that failure to do so would be inconsistent with its fiduciary duties under applicable law, it may waive any such “standstill” or similar provision to the extent necessary to permit a third party to make an IAA competing proposal, on a confidential basis, to the IAA board and communicate such waiver to the applicable third party.

Any action, or failure to take action, that is taken by or at the direction of a director or officer of IAA in violation of the foregoing non-solicitation restrictions will be deemed to be a breach by IAA.
IAA Alternative Acquisition Proposals
The foregoing non-solicitation restrictions notwithstanding, prior to, but not after, the receipt of the IAA stockholder approval, IAA and its representatives may engage in the activities prohibited by the foregoing non-solicitation restrictions with any person from whom IAA receives a bona fide written IAA competing proposal that did not result from a material breach of the foregoing non-solicitation restrictions; except that (i) no information that is prohibited from being furnished may be furnished until IAA receives an acceptable confidentiality agreement, (ii) if IAA makes non-public information regarding IAA or any of its subsidiaries available to such person, any such non-public information that has not previously been made available to RBA will be provided to RBA prior to or substantially concurrently with the time such information is made available to such person, (iii) prior to taking any such actions, the IAA board determines in good faith, after consultation with IAA’s financial advisor and outside legal counsel, that such IAA competing proposal is, or would reasonably be expected to lead to, an IAA superior proposal and (iv) prior to taking such actions, the IAA board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the IAA board under applicable law.
RBA No-Shop Restrictions
Under the merger agreement, commencing on the date of the original merger agreement, until the effective time, subject to certain exceptions, RBA may not, and must cause its subsidiaries and its and their directors and officers not to, and will use reasonable best efforts to cause the employees and other representatives of RBA and its subsidiaries not to:
•
initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an RBA competing proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of an RBA competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an RBA competing proposal;

•
furnish any non-public information regarding RBA or its subsidiaries, or access to the properties, assets or employees of RBA or its subsidiaries, to any person in connection with or in response to any RBA competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an RBA competing proposal; or

•
terminate, amend, modify or waive any provision of any confidentiality, “standstill,” or similar agreement to which it or any of its subsidiaries is a party; provided that, prior to, but not after, the time the RBA shareholder approval is obtained, if the RBA board determines that failure to do so would be inconsistent with its fiduciary duties under applicable law, it may waive any such “standstill” or similar provision to the extent necessary to permit a third party to make an RBA competing proposal, on a confidential basis, to the RBA board and communicate such waiver to the applicable third party.

Any action, or failure to take action, that is taken by or at the direction of a director or officer of RBA in violation of the foregoing non-solicitation restrictions will be deemed to be a breach by RBA.
RBA Alternative Acquisition Proposals
The foregoing non-solicitation restrictions notwithstanding, prior to, but not after, the receipt of the RBA shareholder approval, RBA and its representatives may engage in the activities prohibited by the foregoing non-solicitation restrictions with any person from whom RBA receives a bona fide written RBA competing proposal that did not result from a material breach of the foregoing non-solicitation restrictions; provided, however, that (i) no information that is prohibited from being furnished may be furnished until RBA receives an acceptable confidentiality agreement, (ii) if RBA makes non-public information regarding RBA or any of its subsidiaries available to such person, any such non-public information that has not previously been made available to IAA will be provided to IAA prior to or substantially concurrently with the time such information is made available to such person, (iii) prior to taking any such actions, the RBA board determines in good faith, after consultation with RBA’s financial advisors and outside legal counsel, that such RBA competing proposal is, or would reasonably be expected to lead to, an RBA superior proposal and (iv) prior to taking such actions, the RBA board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the RBA board under applicable law.
Notice and Information Requirements
IAA is required to:
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promptly (and in any event within 24 hours of its receipt thereof) notify RBA of the receipt by IAA or, to the knowledge of IAA, any of its representatives, of any IAA competing proposal or any expression of interest, inquiry, proposal or offer with respect to an IAA competing proposal made on or after the date of the original merger agreement, any request for non-public information or data relating to IAA or any of its subsidiaries made by any person in connection with an IAA competing proposal or any request for discussions or negotiations with IAA or a representative of IAA relating to an IAA competing proposal (including the identity of such person, unless disclosure of the name of such person is prohibited by a confidentiality agreement in effect on the date of the original merger agreement), and IAA will provide to RBA promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an IAA competing proposal made in writing provided to IAA or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an IAA competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof; and

•
keep RBA reasonably informed, on a reasonably prompt basis of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any material amendments thereto) and provide to RBA as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to IAA or its representatives from any person with respect to an IAA competing proposal.

RBA is required to:
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promptly (and in any event within 24 hours of its receipt thereof) notify IAA of the receipt by RBA or, to the knowledge of RBA, any of its representatives, of any RBA competing proposal or any expression of interest, inquiry, proposal or offer with respect to an RBA competing proposal made on or after the date of the merger agreement, any request for non-public information or data relating to RBA or any of its subsidiaries made by any person in connection with an RBA competing proposal or any request for discussions or negotiations with RBA or a representative of RBA relating to an RBA competing proposal (including the identity of such person, unless disclosure of the name of such person is prohibited by a confidentiality agreement in effect on the date of the original merger agreement), and RBA will provide to IAA promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an RBA competing proposal made in writing provided to RBA or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an RBA competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof; and
•
keep IAA reasonably informed, on a reasonably prompt basis of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any material amendments thereto) and provide to IAA as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to RBA or its representatives from any person with respect to an RBA competing proposal.

Certain Definitions
For purposes of the merger agreement:
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An “IAA competing proposal” is any proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with RBA or any of its subsidiaries) involving, directly or indirectly: (i) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of IAA or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that accounted for or generated 20% or more of IAA’s and its subsidiaries’ consolidated assets (by fair market value) or net revenue for the latest preceding 12 month period for which consolidated financial statements are available, (ii) any acquisition of beneficial ownership by any person or group holding 20% or more of the outstanding shares of IAA common stock and any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding shares of IAA common stock and any other securities entitled to vote on the election of directors or (iii) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving IAA or any of its subsidiaries which would result in any person or group acquiring beneficial ownership of at least 20% of the outstanding common stock and other securities entitled to vote on the election of directors of the entity surviving such transaction.

•
A “RBA competing proposal” means any proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with IAA or any of its subsidiaries) involving, directly or indirectly: (i) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of RBA or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that accounted for or generated 20% or more of RBA’s and its subsidiaries’ consolidated assets (by fair market value) or net revenue for the latest preceding 12 month period for which consolidated financial statements are available, (ii) any acquisition of beneficial ownership by any person or group holding 20% or more of the outstanding RBA common shares and any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding RBA common shares and any other securities entitled to vote on the election of directors or (iii) any merger, consolidation, share exchange, plan of arrangement, business combination, recapitalization, liquidation, dissolution or similar transaction involving RBA or any of its subsidiaries which would result in any person or group acquiring beneficial ownership of at least 20% of the outstanding RBA common shares and other securities entitled to vote on the election of directors of the entity surviving such transaction.

•
An “IAA superior proposal” means a bona fide written IAA competing proposal that in the good faith determination of the IAA board, after consultation with IAA’s financial advisors, (i) if consummated, would result in a transaction more favorable to IAA’s stockholders from a financial point of view than the mergers (after taking into account the time likely to be required to consummate such proposal and any binding adjustments or revisions to the terms of the merger agreement offered in writing by RBA in response to such proposal in accordance with the terms of the merger agreement) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the IAA board; provided, however, that, for purposes of this definition of “IAA superior proposal,” any reference in the definition of IAA competing proposal to “20%” will be deemed to be a reference to “more than 50%.”
•
A “RBA superior proposal” means a bona fide written RBA competing proposal that in the good faith determination of the RBA board, after consultation with RBA’s financial advisors, (i) if consummated, would result in a transaction more favorable to holders of RBA common shares from a financial point of view than the mergers (after taking into account the time likely to be required to consummate such proposal and any binding adjustments or revisions to the terms of the merger agreement offered by IAA in writing in response to such proposal in accordance with the terms of the merger agreement) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the RBA board; provided, however, that, for purposes of this definition of “RBA superior proposal,” any reference in the definition of RBA competing proposal to “20%” will be deemed to be a reference to “more than 50%.”

Board Recommendations
IAA Change of Recommendation
As described above, and subject to the provisions described below, the IAA board has made the recommendation that IAA stockholders vote “FOR” the IAA merger proposal. Under the merger agreement, except as described below, the IAA board may not (i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to RBA, US Holdings, Merger Sub 1 or Merger Sub 2, the IAA board recommendations; (ii) fail to include such recommendation in this joint proxy statement/prospectus; (iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any IAA competing proposal; (iv) publicly declare advisable or publicly propose to enter into, or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement) relating to an IAA competing proposal; (v) in the case of an IAA competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of IAA common stock (other than by RBA or any of its subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14d-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three business days prior to the date of the IAA special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the IAA special meeting) and (B) 10 business days after commencement of such tender offer or exchange offer, (vi) if an IAA competing proposal will have been publicly announced or disclosed (other than pursuant to a tender offer), fail to publicly reaffirm the IAA board recommendation upon RBA’s written request on or prior to the earlier of (A) five business days after RBA so requests in writing and (B) three business days prior to the date of the IAA special meeting (or promptly after announcement or disclosure of such IAA competing proposal if announced or disclosed on or after the third business day prior to the date of the IAA special meeting); except that in no event will IAA be required to reaffirm the IAA board recommendation with respect to an IAA competing proposal (1) on more than three occasions or (2) after IAA has delivered a notice that the IAA board or a committee thereof is terminating the merger agreement in accordance with the second succeeding paragraph or (vii) cause or permit IAA to enter into an alternative acquisition agreement (any of the foregoing clauses (i) through (vii), an “IAA change of recommendation”).
IAA Change of Recommendation
At any time prior to obtaining the IAA stockholder approval, the IAA board may (i) effect an IAA change of recommendation following a bona fide written IAA competing proposal that did not result from or arise out of a material breach by IAA of the non-solicitation covenant and which the IAA board determines in good faith, in consultation with its financial advisors and outside legal counsel, constitutes an IAA superior proposal, and that the failure to take such action would be inconsistent with its fiduciary duties owed under applicable law; (ii) following receipt of a bona fide written IAA competing proposal which the IAA board determines in good faith, in consultation with its financial advisors and outside legal counsel, constitutes an IAA superior proposal, terminate the merger agreement for the purpose of entering into an alternative acquisition agreement with respect to such IAA superior proposal, if the IAA board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties owed under applicable law and, concurrently with entering into such alternative acquisition agreement, IAA terminates the merger agreement and pays the applicable termination amount, as described in the section entitled “—Termination Amount and Expenses; Liability for Breach” or (iii) effect an IAA change of recommendation in response to an IAA intervening event if the IAA board determines in good faith, in consultation with its financial advisors and outside legal counsel, that the failure to effect an IAA change of recommendation would be inconsistent with its fiduciary duties owed under applicable law.
Prior to the IAA board effecting an IAA change of recommendation in response to an IAA competing proposal or causing IAA to terminate the merger agreement for purposes of entering into an alternative acquisition agreement, in each case as described in the paragraph above, (i) IAA must provide to RBA (a) at least four business days’ prior written notice (reduced to two business days’ prior written notice in the case of any material amendment or modification to any IAA competing proposal) of IAA’s intention to take such action, which will set forth in writing that IAA intends to take such action and include a copy of such IAA competing proposal and any other material applicable transaction and financing documents relating to such IAA superior proposal and (b) an opportunity to negotiate with RBA (to the extent RBA wishes to negotiate) any adjustments or revisions to the terms of the merger agreement proposed by RBA in response thereto, such that such IAA competing proposal would no longer constitute an IAA superior proposal and (ii) at the end of such period, the IAA board, taking into account any binding adjustments or revisions to the merger agreement proposed by RBA in writing, again makes the applicable determination described in clause (i) or (ii) of the immediately preceding paragraph.
Prior to the IAA board effecting an IAA change of recommendation in response to an IAA intervening event. IAA must provide to RBA (a) four business days’ prior written notice (reduced to two business days’ prior written notice in the case of any material changes regarding any IAA intervening event) of IAA’s intention to effect an IAA change of recommendation in response to such IAA intervening event, which will include a reasonably detailed description of the facts and circumstances of the applicable IAA intervening event, and (b) an opportunity to negotiate with RBA (to the extent RBA wishes to negotiate) any adjustments or revisions to the terms and conditions of the merger agreement proposed by RBA in response thereto, such that the failure to effect an IAA change of recommendation would no longer be inconsistent with the fiduciary duties of the IAA board owed under applicable law (ii) at the end of each period, the IAA board, taking into account any binding adjustments or revisions to the merger agreement proposed by RBA in writing, against makes the applicable determination described in clause (iii) of the second preceding paragraph.
For purposes of the merger agreement, an “IAA intervening event” is an effect that is material to IAA and its subsidiaries, taken as a whole, that occurs or arises after the date of the original merger agreement and was not known to or reasonably foreseeable by the IAA board as of the date of the original merger agreement (or if known, the magnitude or material consequences of which were not known by the IAA board as of the date of the original merger agreement); provided, however, that in no event will (i) the receipt, existence or terms of an IAA competing proposal or RBA competing proposal, or any matter relating thereto or of consequence thereof, (ii) any changes in the market price or trading volume of IAA’s stock or RBA’s stock or any other securities of IAA or RBA, or the fact that IAA or RBA meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause of any of the foregoing may constitute an IAA intervening event to the extent not otherwise excluded by this definition) or (iii) any adverse effect on the business, results of operations or financial condition of RBA and its subsidiaries, taken as a whole, that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on IAA, constitute an IAA intervening event.
Under the merger agreement, the making, in and of itself, of a customary “stop, look and listen” communication to IAA’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not (in and of themselves) constitute an IAA change of recommendation, or otherwise constitute a basis for RBA, US Holdings, Merger Sub 1 or Merger Sub 2 to terminate the merger agreement.

The merger agreement does not restrict IAA or the IAA board from, after consulting with IAA’s outside legal counsel, making such disclosures (i) as the IAA board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws or (iii) the failure of which to be made would be inconsistent with the fiduciary duties owed by the IAA board under applicable law.
RBA Board Recommendation
As described above, and subject to the provisions described below, the RBA board has made the recommendation that RBA shareholders vote “FOR” the proposal to approve the issuance of RBA common shares to IAA securityholders in connection with the mergers for purposes of applicable NYSE rules. Under the merger agreement, except as described below, the RBA board may not (i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to IAA, the RBA board recommendation in favor of the RBA share issuance proposal; (ii) fail to include such recommendation in this joint proxy statement/prospectus; (iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any RBA competing proposal; (iv) publicly declare advisable or publicly propose to enter into, or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement) relating to an RBA competing proposal; (v) in the case of an RBA competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for RBA common shares (other than by IAA or any of its subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14d-9, against acceptance of such tender offer or exchange offer by its shareholders on or prior to the earlier of (A) three business days prior to the date of the RBA special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the RBA shareholders meeting) and (B) 10 business days after commencement of such tender offer or exchange offer; (vi) if an RBA competing proposal will have been publicly announced or disclosed (other than pursuant to a tender offer), fail to publicly reaffirm the IAA board recommendation upon IAA’s written request on or prior to the earlier of (A) five business days after IAA so requests in writing and (B) three business days prior to the date of the RBA shareholders meeting (or promptly after announcement or disclosure of such RBA competing proposal if announced or disclosed on or after the third business day prior to the date of the RBA shareholders meeting); except that in no event will RBA be required to reaffirm the RBA board recommendation with respect to an RBA competing proposal (1) on more than three occasions or (2) after RBA has delivered a notice that the RBA board or a committee thereof is terminating the merger agreement, in accordance with the second succeeding paragraph or (vii) cause or permit RBA to enter into an alternative acquisition agreement (any of the foregoing clauses (i) through (vii), an “RBA change of recommendation”).
RBA Change of Recommendation
At any time prior to obtaining the RBA shareholder approval, the RBA board may (i) effect an RBA change of recommendation following a bona fide written RBA competing proposal that did not result from or arise out of a material breach by RBA of the non-solicitation covenant and which the RBA board determines in good faith, in consultation with its financial advisors and outside legal counsel, constitutes an RBA superior proposal, and that the failure to take such action would be inconsistent with its fiduciary duties owed under applicable law; (ii) following receipt of a bona fide written RBA competing proposal which the RBA board determines in good faith, in consultation with its financial advisors and outside legal counsel, constitutes an RBA superior proposal, terminate the merger agreement for the purpose of entering into an alternative acquisition agreement with respect to such RBA superior proposal, if the RBA board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties owed under applicable law and, concurrently with entering into such alternative acquisition agreement, RBA terminates the merger agreement and pays the applicable termination amount, as described in this section entitled “—Termination Amount and Expenses; Liability for Breach” or (iii) effect an RBA change of recommendation in response to an RBA intervening event if the RBA board determines in good faith, in consultation with its financial advisors and outside legal counsel, that the failure to effect an RBA change of recommendation would be inconsistent with its fiduciary duties owed under applicable law.
Prior to the RBA board effecting an RBA change of recommendation in response to an RBA competing proposal or causing RBA to terminate the merger agreement for purposes of entering into an alternative acquisition agreement, in each case as described in the paragraph above, (i) RBA must provide to IAA (a) at least four business days’ prior written notice (reduced to two business days’ prior written notice in the case of any material amendment or modification to any RBA competing proposal) of RBA’s intention to take such action, which will set forth in writing that RBA intends to take such action and include a copy of such RBA competing proposal and any other material applicable transaction and financial documents relating to such RBA superior proposal and (ii) an opportunity to negotiate with IAA (to the extent IAA wishes to negotiate) any adjustments or revisions to the terms of the merger agreement proposed by IAA in response thereto, such that such RBA competing proposal would no longer constitute an RBA superior proposal and (ii) at the end of such period, the RBA board, taking into account any binding adjustments or revisions to the merger agreement proposed by RBA in writing, again makes the applicable determination described in clause (i) or (ii) of the immediately preceding paragraph.
Prior to the RBA board effecting an RBA change of recommendation in response to an IAA intervening event, (i) RBA must provide to IAA (a) four business days’ prior written notice (reduced to two business days prior written notice in the case of any material changes regarding any RBA intervening event) of RBA’s intention to effect an RBA change of recommendation in response to such RBA intervening event, which will include a reasonably detailed description of the facts and circumstances of the applicable RBA intervening event, and (b) an opportunity to negotiate with IAA (to the extent IAA wishes to negotiate) any adjustments or revisions to the terms and conditions of the merger agreement proposed by IAA in response thereto, such that the failure to effect an RBA change of recommendation would no longer be inconsistent with the fiduciary duties of the RBA board owed under applicable law and (ii) at the end of such period, the RBA board, taking into account any binding adjustments or revisions to the merger agreement proposed by IAA in writing, again makes the applicable determination described in clause (iii) of the second preceding paragraph.
For purposes of the merger agreement, an “RBA intervening event” is an effect that is material to RBA and its subsidiaries, taken as a whole, that occurs or arises after the date of the original merger agreement and was not known to or reasonably foreseeable by the RBA board as of the date of the original merger agreement (or if known, the magnitude or material consequences of which were not known by the RBA board as of the date of the original merger agreement); provided, however, that in no event will (i) the receipt, existence or terms of an RBA competing proposal or IAA competing proposal, or any matter relating thereto or of consequence thereof, (ii) any changes in the market price or trading volume of IAA’s stock or RBA’s stock or any other securities of IAA or RBA, or the fact that IAA or RBA meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause of any of the foregoing may constitute an RBA intervening event to the extent not otherwise excluded by this definition) or (iii) any adverse effect on the business, results of operations or financial condition of IAA and its subsidiaries, taken as a whole, that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on RBA, constitute an RBA intervening event.
Under the merger agreement, the making, in and of itself, of a customary “stop, look and listen” communication to RBA’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not (in and of themselves) constitute an RBA change of recommendation, or otherwise constitute a basis for IAA to terminate the merger agreement.
The merger agreement does not restrict RBA or the RBA board from, after consulting with RBA’s outside legal counsel, making such disclosures (i) as the RBA board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws or (iii) the failure of which to be made would be inconsistent with the fiduciary duties owed by the RBA board under applicable law.
Efforts to Obtain Required Stockholder Votes
IAA has agreed to hold the IAA special meeting and, subject to the qualifications described in the section entitled “IAA Change of Board Recommendation,” to solicit proxies in favor of the IAA merger proposal to obtain the IAA stockholder approval. The IAA board has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the mergers, advisable and in the best interests of IAA and its stockholders, and has adopted resolutions directing that the merger agreement be submitted to the IAA stockholders for their consideration. IAA will not postpone or adjourn the IAA special meeting without RBA’s consent, except (i) IAA will adjourn or postpone the IAA special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to IAA’s stockholders, and (ii) IAA may adjourn or postpone the IAA special meeting (and, in the case of (A) and (B), will adjourn or postpone the IAA special meeting to the extent requested by RBA in writing, except that RBA may not deliver more than two such requests and IAA will not be required to adjourn or postpone the IAA special meeting for more than ten business days on any one occasion or more than 20 business days in the aggregate) (A) if, as of the time for which the IAA special meeting is scheduled, there are insufficient shares of IAA common stock represented to constitute a quorum necessary to conduct business at such IAA special meeting and (B) if, as of the time for which the IAA special meeting is scheduled, there are insufficient shares of IAA common stock represented to obtain the IAA stockholder approval (whether or not a quorum is present); provided, however, that unless otherwise agreed to by the parties, the IAA special meeting will not be adjourned or postponed to a date that is more than (x) 10 business days after the immediately preceding date for which the special meeting was previously scheduled or (y) 60 days after the IAA special meeting was initially scheduled; and provided, further that the IAA special meeting will not be adjourned or postponed to a date on or after three business days prior to the outside date for the mergers.
RBA has agreed to hold the RBA special meeting and, subject to the qualifications described in the section entitled “RBA Change of Board Recommendation,” to take all action necessary to obtain shareholder approval of the RBA share issuance. The RBA board has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the RBA share issuance, in the best interests of RBA, and has adopted resolutions directing that the RBA share issuance be submitted to the RBA shareholders for their consideration. RBA will not postpone or adjourn the RBA special meeting without IAA’s consent, except (i) RBA will adjourn or postpone the RBA special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to RBA’s shareholders, and (ii) RBA may adjourn or postpone the RBA special meeting (and, in the case of (A) and (B), will adjourn or postpone the RBA special meeting to the extent requested by IAA in writing, except that IAA may not deliver more than two such requests and RBA will not be required to adjourn or postpone the RBA special meeting for more than ten business days on any one occasion or more than 20 business days in the aggregate) (A) if, as of the time for which the RBA special meeting is scheduled, there are insufficient RBA common shares represented to constitute a quorum necessary to conduct business at such RBA special meeting and (B) if, as of the time for which the RBA special meeting is scheduled, there are insufficient RBA common shares represented to obtain the RBA shareholder approval (whether or not a quorum is present); provided, however, that unless otherwise agreed to by the parties, the RBA special meeting will not be adjourned or postponed to a date that is more than (x) ten business days after the immediately preceding date for which the meeting was previously scheduled or (y) 60 days after the RBA special meeting was initially scheduled; and provided further that the RBA special meeting will not be adjourned or postponed to a date on or after three business days prior to the outside date for the mergers.
Unless there has been an IAA change of recommendation or an RBA change of recommendation, as applicable, the parties have agreed to cooperate and use their reasonable best efforts to defend against any efforts by any of either party’s stockholders or any other person to prevent the required stockholder approvals from being obtained, except that each party is entitled to control the strategy for the defense of its stockholder approval.
Regulatory Approvals Required for the Mergers
RBA and IAA have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable and in any event prior to August 7, 2023, the transactions.
RBA and IAA have agreed to use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any governmental entity prior to the consummation of the transactions and (ii) obtain (and cooperate with each other in obtaining) any consent, clearance, authorization, order or approval of, or any exemption by, or termination or expiration of any waiting period, by any third party, including any governmental entity (which actions will include, but not be limited to, responding to any request for information and documentary material required or requested under the HSR Act, in respect of obtaining the Competition Act (Canada) approval, or under any other antitrust laws or any foreign investment laws) required to be obtained or made in connection with or that are necessary to consummate the transactions.
RBA and IAA have agreed not to take any action after the date of the original merger agreement, other than to the extent specifically permitted by the merger agreement, that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, authorization, order or approval, or expiration or termination of any waiting period, from any governmental entity necessary to be obtained prior to closing.

RBA and IAA have agreed to keep the other apprised of the status of matters relating to the completion of the transactions and work cooperatively in connection with obtaining all required consents, clearances, authorizations, orders or approvals of, or any exemptions by, any governmental entity. In that regard, each party has agreed to promptly consult with the other party and provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of), all filings, notices or other material submissions made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the merger agreement. Each party has agreed to promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any governmental entity regarding the transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication with any such governmental entity. If either party or any representative of such party receives a request for information or documentary material from any governmental entity with respect to the transactions, then such party has agreed to use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response. RBA and IAA have agreed that neither party will participate in any meeting or teleconference with any governmental entity where material issues would be reasonably expected to be discussed in connection with the merger agreement and the transactions unless it consults with the other party in advance and, unless prohibited by such governmental entity, gives the other party the opportunity to attend and participate.
RBA and IAA have agreed that neither party will commit to or agree with any governmental entity to stay, toll, or extend any applicable waiting period under the HSR Act, or any other applicable antitrust law or foreign investment law, or pull and refile under any such laws or agree not to consummate the transactions for any period of time, without the prior written consent of the other party.
RBA and IAA have agreed that they will, and will cause their respective affiliates to, use reasonable best efforts to (i) obtain the Competition Act (Canada) approval, the expiration or termination of the applicable waiting period under the HSR Act and any other consent, clearance, authorization, order or approval of, or termination or expiration of any waiting period by, any governmental entity under antitrust laws or foreign investment laws applicable to the Transactions as promptly as reasonably practicable and in any event by August 7, 2023 and (ii) eliminate each and every impediment under any antitrust laws or foreign investment laws applicable to the transactions in, and, to the extent necessary in connection therewith, RBA will, and will cause its affiliates to, and, solely to the extent requested by RBA, IAA will, and will cause its affiliates to, offer, consent to and effect any requirement, condition, limitation, understanding, agreement or order regarding (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the parties or any of their respective affiliates (or interests held by the parties or any of their affiliates), (ii) behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the parties or any of their respective affiliates (or interests held by the parties or any of their affiliates), (iii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the parties or any of their affiliates or (iv) any other action that limits or affects the parties’ or their affiliates’ freedom of action; (any of the foregoing clauses (i) through (iv), a “remedy”); except that neither RBA nor IAA or any of their respective affiliates are required to (A) contest, defend or appeal any proceedings or orders arising under any antitrust laws or foreign investment laws, on the merits, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions or (B) take, or commit to take, any remedy that (1) is not conditioned upon the consummation of the transactions, or (2) that would reasonably be expected to have, individually or in the aggregate, (I) a material adverse impact on the value of RBA and its subsidiaries, taken as a whole, or (II) a material adverse impact on the value of IAA and its subsidiaries, taken as a whole. The waiting period under the HSR Act expired at 11:59 p.m. on December 19, 2022. The parties have received all necessary antitrust regulatory clearance required under the original merger agreement.
Directors of RBA Following the Mergers
Please see the section entitled “Combined Company’s Board of Directors and Executives Following the Mergers” for a summary of the provisions of the merger agreement relating to the members of the RBA board following the mergers.
Employee Benefits Matters
RBA has agreed that, for the period from the closing date to the one year anniversary of the closing date or, if earlier, the termination of the applicable continuing employee’s employment, RBA and its subsidiaries will (and RBA will cause the surviving LLC and its subsidiaries to) maintain for each continuing employee of RBA or its subsidiaries (including employees of the surviving LLC or any of its subsidiaries) (each, a “continuing employee”) (i) base salary or wage rate that is no less favorable than in effect for such continuing employee immediately prior to the effective time, (ii) target short-term and long-term incentive opportunities (including the value of equity or equity-based incentives) that are, in the aggregate, no less favorable than those in effect for such continuing employee immediately prior to the effective time, and (iii) employee benefits (including severance, but excluding, in each case, nonqualified deferred compensation, defined benefit pension, retiree health or welfare benefits, retention and change in control compensation) that are substantially comparable, in the aggregate, to those in effect for such continuing employee immediately prior to the effective time.
Additionally, each continuing employee will receive service credit for all purposes (including, for purposes of eligibility to participate, vesting and benefit accrual, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by RBA, the surviving LLC or any of their respective affiliates under which such continuing employee may be eligible to participate on or after the closing of the mergers (each of which we refer to as a “parent plan”) to the same extent recognized by IAA or any of its subsidiaries under comparable IAA benefit plans immediately prior to the closing of the mergers; provided, however, that such crediting of service will not operate to duplicate any benefit for the same period of service. Each parent plan will credit each such continuing employee for service accrued or deemed accrued on or prior to the closing of the mergers with IAA and its subsidiaries and affiliates where service with the affiliate was credited under a comparable IAA benefit plan prior to the closing of the mergers. RBA has also agreed to use reasonable best efforts to waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions, exclusions, actively-at work requirements and waiting periods under any parent plan, except to the extent such condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable IAA plan prior to the closing, and use reasonable best efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by continuing employees and their covered dependents in the calendar year in which the closing occurs. Any vacation or paid time off accrued but unused by a continuing employee as of immediately prior to the closing will be credited to such continuing employee following the closing. In the event that the IAA 401(k) plan is terminated, RBA has agreed to have in effect a tax qualified defined contribution retirement plan as of the closing in which each continuing employee who is actively employed at the closing will be eligible to participate as of the closing, and, as soon as practicable following the closing, and, to the extent permitted by the applicable RBA plan, continuing employees may make eligible rollover distributions from the applicable RBA plan.
RBA has agreed to pay a cash bonus to each continuing employee who participates in an annual incentive plan or similar incentive plan of IAA in respect of the fiscal year in which the closing occurs based on actual performance of the applicable performance goals at the ordinary time such payments are made (and in any event no later than March 2024), subject to the continuing employee’s continued employment with RBA or one of its affiliates through the payment date; provided that in the event that a continuing employee’s employment is terminated without cause (or, to the extent such continuing employee’s employment agreement includes severance payable upon a “good reason” termination, a termination by such continuing employee for “good reason” (as defined in the applicable employment agreement)), such continuing employee will be entitled to payment of his or her bonus for the fiscal year in which the closing occurs, prorated based on the number of calendar days elapsed during the 2023 fiscal year through the date of termination and based on actual performance through the date of termination, subject to the execution of a general release of claims in favor of RBA and its affiliates and the effectiveness of such release.
Indemnification and Insurance
Until the six year anniversary of the effective time, none of RBA, the surviving corporation nor the surviving LLC may amend, repeal or otherwise modify any provision in their organizational documents or those of their subsidiaries in any manner that would affect adversely the rights thereunder of any indemnified person to indemnification, exculpation and advancement, except to the extent required by applicable law. The merger agreement requires RBA to, and to cause the surviving LLC and its subsidiaries to, fulfill and honor any written indemnification, expense advancement or exculpation agreements between IAA or any of its subsidiaries and any indemnified person existing as of the date of the original merger agreement and in effect immediately prior to the effective time.
The merger agreement requires that, until the six year anniversary of the effective time, RBA and the surviving LLC (together with their successors and assigns) will, to the fullest extent permitted under applicable law, indemnify and hold harmless each indemnified person against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such indemnified person in connection with any pending or threatened proceeding to the extent based on or arising out of the fact that such indemnified person is or was (or any acts or omissions by such indemnified person in his her or capacity as) a director or officer of IAA or any of its subsidiaries at or prior to the effective time and pertaining to any and all matters pending, existing or occurring at or prior to the effective time (whether asserted or claimed prior to, at or after the effective time), including any such matter arising under any claim with respect to the transactions contemplated by the merger agreement.
The merger agreement requires IAA to purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy prior to the effective time, with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the indemnified persons than the existing policy, covering and for the benefit of each indemnified person. RBA will not terminate such policy and will cause all obligations thereunder to be honored by it and the surviving LLC.
For purposes of the merger agreement, an “indemnified person” is any person who is now, or has been at any time prior to the date of the original merger agreement or who becomes prior to the effective time, (i) a director or officer of IAA or any of its subsidiaries or (ii) a member, trustee, fiduciary, director or officer at the request or for the benefit of IAA or any of its subsidiaries, in each case of clause (i) and (ii), when acting in such capacity.
Additional Agreements
The merger agreement contains certain other covenants and agreements, including covenants relating to:
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the occurrence of the RBA and IAA special meetings by RBA and IAA, as applicable, and the approval of each of the IAA merger proposal by the IAA stockholders at the IAA special meeting and of the RBA share issuance proposal by the RBA shareholders at the RBA special meeting;

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cooperation between IAA and RBA in the preparation of this joint proxy statement/prospectus and the related registration statement and in obtaining the clearance of such documents from the SEC and applicable Canadian securities regulatory authorities (to the extent required);

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;
•	cooperation between IAA and RBA in the defense or settlement of any litigation, including stockholder litigation relating to the mergers;
•	consultation between IAA and RBA in connection with public announcements related to the transactions;
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RBA’s and IAA’s agreement to effect resolutions by its board of directors causing any dispositions of IAA equity securities (including derivative securities) resulting from the mergers, and any acquisitions of RBA common shares resulting from the mergers, by certain officers and directors of IAA and RBA who are, or will become, subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from Section 16(b) of the Exchange Act;

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cooperation between IAA and RBA in the listing of the RBA common shares, to be issued pursuant to the RBA share issuance, to be approved for listing on the NYSE and the TSX, and the delisting of the IAA common stock from the NYSE;

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the reasonable best efforts of RBA, US Holdings and IAA to cause the mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code and for an exception to the general rule of Section 367(a)(1) of the Code;

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IAA’s and RBA’s use of their respective reasonable best efforts to provide the representations of their respective officers required in connection with the issuance from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition pursuant to Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder) and IAA’s use of reasonable best efforts to obtain such opinion;

•	reasonable steps to be taken by the parties to exempt the transactions contemplated by the merger agreement from any anti-takeover laws; and

•	the delivery to RBA by IAA resignations of each director of IAA who is not continuing as a director of the surviving corporation following the effective time.
Additionally, the merger agreement provides that RBA is obligated to use its reasonable best efforts to obtain the financing on the terms and conditions contemplated by the debt commitment letter and the fee letter executed in connection with the financing, including to:
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maintain in full force and effect the debt commitment letter (and to the extent that the revolving amendment (as described in the debt commitment letter) is consummated in accordance with the debt commitment letter such that commitments thereunder are automatically reduced or terminated, RBA’s existing credit facility);

•
promptly negotiate and enter into definitive agreements with respect to the financing on the terms and conditions contained in the debt commitment letter, taking into account any market flex provisions (or, except to the extent agreed to by IAA, on terms no less favorable to RBA than the terms and conditions in the debt commitment letter);

•
satisfy (unless waived) on a timely basis all conditions precedent to funding in the debt commitment letter (and following the consummation of the amendment, RBA’s existing credit facility) and to consummate the financing at or prior to the closing of the transactions;

•	comply with its obligations under the debt commitment letter (and following the consummation of the amendment, RBA’s existing credit facility); and
•
consummate the financing at or prior to the closing date of the transactions (including drawing on any interim or bridge financing provided under the debt commitment letter or drawing on the revolving credit facility under RBA’s existing credit facility on the closing date to the extent necessary to obtain the cash amounts required under the merger agreement).

Subject to certain specified limitations, exceptions and conditions, IAA is obligated to use its reasonable best efforts to provide and to cause its subsidiaries and representatives to provide, all cooperation reasonably requested by RBA in connection with the financing:
•
cause the participation by applicable management and representatives of IAA, with appropriate seniority and expertise, in a reasonable number of meetings, presentations, roadshows, conference calls, drafting sessions, due diligence sessions and meetings with prospective lenders and other financing sources (including customary one-on-one meetings), investors and ratings agencies, including direct contact between representatives of IAA and its subsidiaries, on the one hand, and the financing sources, on the other hand;

•
assist RBA or the financing sources with the preparation of customary bank books, confidential information memoranda, offering memoranda, private placement memoranda, lender and investor presentations, rating agency presentations and other customary documents required or requested by the financing sources in connection with the financing (including any alternative financing), including in the preparation of “public side” versions thereof and assisting RBA and its respective affiliates in obtaining any corporate or facility ratings from any ratings agencies contemplated by the financing;

•
furnish RBA and the financing sources reasonably promptly with the required financial information and such other pertinent customary financial and other customary information (including that required for the management discussion and analysis and business descriptions of this joint proxy statement/prospectus) regarding IAA and its subsidiaries as required or reasonably requested by RBA or the financing sources and with information in response to due diligence requests of, and otherwise cooperate with the due diligence efforts of, the financing sources, and execute and deliver (A) customary authorization letters to accompany and customary marketing materials regarding the accuracy and completeness of information contained in such marketing materials with respect to IAA and its subsidiaries and, with respect to any “public version” of such marketing materials, the lack of material non-public information with respect to IAA and its subsidiaries therein and (B) customary management representation letters and chief financial officer certificates with respect to the financial information included in the marketing materials for securities offerings;

•	assist and provide customary information to assist RBA and its respective affiliates and representatives in preparing pro forma financial statements;

•	furnish any information relating to the capitalization of IAA after giving effect to the closing and any assumed cost savings, synergies and similar adjustments (if any) for the transactions;
•
furnish promptly, or at least three business days prior to the closing date (to the extent requested at least ten business days prior to the closing date), all documentation and other information to the extent required under the debt commitment letter in connection with applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department, but in each case, solely as relating to IAA and its subsidiaries;

•
obtain, execute and deliver customary evidence of authority, customary officer’s certificates, customary solvency certificates, customary insurance certificates, in each case, as required or reasonably requested by RBA or the financing sources;

•
provide reasonable assistance in the preparation and execution of the definitive documentation in connection with the financing, including (A) executing and delivering by IAA and its subsidiaries, effective only upon the closing, of, or completing any schedules, exhibits and annexes with respect to, any credit agreements, guarantees, pledge and security documents, intercreditor agreements, purchase agreements, indentures, other definitive financing documents, opinion letters (or any Investment Company Act calculations or analysis with respect thereto) or other certificates or documents contemplated by the financing, hedging agreements reasonably requested by RBA or any financing source (or any counsel to any of the foregoing) and otherwise facilitating the creation, perfection and priority of any security interests in the collateral contemplated by the financing, (B) at least five business days prior to the closing date, obtaining draft payoff letters and other customary draft lien terminations, and releases and other instruments of termination, redemption, satisfaction or discharge (including, without limitation, UCC-3 or equivalent financing terminations, intellectual property terminations, control agreement terminations and landlord waiver terminations) in respect of IAA’s existing credit facility (and evidence that notice of such repayment and lien release has been timely delivered), (C) preparing any documents and instruments required in connection with the senior notes redemption and (D) obtaining such consents, acknowledgements, authorizations, approvals and instruments required or reasonably requested by RBA or any financing source to permit the consummation of the financing, the payoff and termination of IAA’s existing credit facility and the consummation of the senior notes redemption; and

•
facilitating customary cooperation and assistance of IAA’s and its subsidiaries’ auditors, including, but not limited to, causing IAA’s and its subsidiaries’ independent auditors to provide on a timely basis customary comfort letters (including customary “negative assurance,” or assurances based on a lack of contrary facts, comfort and change period comfort) with respect to historical financial information of IAA included in any offering memoranda with respect to any non-convertible high yield debt securities included in the financing issued on a “Rule 144A for life” basis, requiring repayment of the total principal amount at maturity with no amortization, and reasonable and customary assistance with the drafting sessions and due diligence activities of the financing sources (including providing reasonable access to documentation and records of IAA and its subsidiaries) in connection with the preparation of any offering memoranda and providing customary consents, if any, to the inclusion of audit reports in any applicable offering memoranda.

RBA is not permitted to assert a breach by IAA of the foregoing cooperation covenant as a basis on which not to close unless the debt financing is not obtained and IAA’s willful and material breach, if any, of its obligations under such cooperation covenant was the primary or a principal cause of the failure of the debt financing to be obtained. RBA is obligated to reimburse IAA for certain reasonable out-of-pocket fees, and indemnify IAA for all losses, it incurs in connection with such cooperation, whether or not the transactions are consummated or the merger agreement is terminated in accordance with the terms therein.
Conditions to Completion of the Mergers
The obligations of each of IAA and RBA to consummate the mergers are subject to the satisfaction, or waiver by the other party, of the following conditions:
•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of IAA common stock entitled to vote thereon;

•
the approval of the RBA share issuance by the affirmative vote of a majority of the votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the RBA special meeting;

•
the expiration or termination of any waiting period under the HSR Act, the Competition Act approval and the consent, waiver, authorization or approval of the applicable antitrust regulatory authority in certain specified non-U.S. jurisdictions having been obtained (the “regulatory clearance condition”);

•	the absence of any order, decree, injunction or regulation by a court or other governmental entity that prevents or materially impairs the consummation of the mergers;
•
the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and

•	the RBA common shares to be issued pursuant to the mergers having been approved for listing on the NYSE and the TSX.
In addition, the obligations of RBA, US Holdings, Merger Sub 1 and Merger Sub 2 to consummate the mergers are subject to the satisfaction, or waiver, of the following additional conditions:
•
the representations and warranties of IAA relating to (i) organization, standing and power, (ii) certain capitalization matters and related matters, (iii) authority, no violation, consents and approvals, (iv) opinion of financial advisor and (v) brokers being true and correct in all material respects as of the date of the original merger agreement and as of the closing of the mergers (other than those representations and warranties that speak as of a specified date or period of time, which will have been true and correct in all material respects only as of such date or period of time);

•
the representations and warranties of IAA relating to certain capitalization and related matters and the non-occurrence of any material adverse effect on IAA being true and correct in all respects (except, in the case of capitalization matters, for de minimis inaccuracies for such inaccuracies as are de minimis in the aggregate), as of the date of the original merger agreement and as of the closing of the mergers (other than those representations and warranties that speak as of a specified date or period of time, which will have been true and correct in all respects only as of such date or period of time);

•
all other representations and warranties of IAA being true and correct both as of the date of the original merger agreement and as of the closing of the mergers (other than those representations and warranties that speak as of a specified date or period of time, which will have been true and correct in all material respects only as of such date or period of time), other than where the failure of these representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect qualifications contained in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on IAA;

•
IAA’s having performed or complied with, in all material respects, all of its agreements and covenants under the merger agreement required to be performed or complied with at or prior to the effective time;

•	no material adverse effect on IAA having occurred after the date of the original merger agreement that is continuing; and
•	RBA’s receipt of a certificate executed by an executive officer of IAA certifying as to the satisfaction of the conditions described in the preceding bullets.
In addition, the obligations of IAA to consummate the mergers are subject to the satisfaction, or waiver by RBA, of the following additional conditions:
•
the representations and warranties of RBA relating to (i) organization, standing and power (ii) certain capitalization and related matters, (iii) authority, no violation, consents and approvals, (iv) opinion of financial advisor and (v) brokers being true and correct in all material respects as of the date of the original merger agreement and as of the closing of the mergers (other than those representations and warranties that speak as of a specified date or period of time, which will have been true and correct in all material respects only as of such date or period of time);

•
the representations and warranties of RBA relating to certain capitalization and related matters and the non-occurrence of a material adverse effect on RBA being true and correct in all respects (except, in the case of capitalization matters, for de minimis inaccuracies), as of the date of the original merger agreement and as of the closing of the mergers (other than those representations and warranties that speak as of a specified date or period of time, which will have been true and correct in all material respects only as of such date or period of time);

•
all other representations and warranties of RBA being true and correct both as of the date of the original merger agreement and as of the closing of the mergers (other than those representations and warranties that speak as of a specified date or period of time, which will have been true and correct in all material respects only as of such date or period of time), other than where the failure of these representations and warranties to be true and correct (without giving effect to any materiality qualifications contained in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on RBA;

•
RBA, US Holdings, Merger Sub 1 and Merger Sub 2 having performed or complied with, in all material respects, all of its agreements and covenants under the merger agreement at or prior to the effective time;

•	no material adverse effect on RBA having occurred after the date of the original merger agreement that is continuing;
•	IAA’s receipt of a certificate executed by an executive officer of RBA certifying as to the satisfaction of the conditions described in the preceding bullets; and
•
IAA’s receipt of a written opinion from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the mergers will not result in gain recognition pursuant to Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder).

Termination of the Merger Agreement
The merger agreement may be terminated and the mergers abandoned at any time prior to the effective time, and, except as described below, whether before or after the receipt of the required stockholder approvals, under the following circumstances:
•	by mutual written consent of IAA and RBA;
•	by either IAA or RBA:
○
if any governmental entity has issued any order, decree, ruling or injunction or taken any other similar binding action permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers or permanently preventing the satisfaction of the conditions to each party’s obligation to consummate the mergers, and such order, decree, ruling or injunction or other action will have become final and non-appealable, or if there will be any law enacted after the date of the original merger agreement that permanently makes consummation of any of the mergers illegal or otherwise permanently prohibited, except that this right to terminate the merger agreement is not be available to any party (i) whose failure to fulfill any covenant or agreement under the merger agreement has been the primary cause of or resulted in the action or event described above occurring or (ii) that failed to comply with its obligations under the merger agreement to prevent the entry of or remove such order, decree, ruling, injunction or law in any material respect;

○
if the mergers have not been consummated on or prior to August 7, 2023 (as such date may be extended pursuant to the following proviso, “the outside date”); provided, however, that (i) if the marketing period has commenced but not been completed by the date that is four business days prior to such date, the outside date will be extended to 5:00 p.m. New York City time on the fourth business day following the final day of the marketing period and (ii) this right to terminate the merger agreement will not be available to any party whose failure to fulfill any covenant or agreement under the merger agreement has been the primary cause of or resulted in the failure of the mergers to occur on or before such date;

○
in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement which would give rise to the failure of a bring-down condition of a party, if it was continuing as of the closing (and such breach is not curable prior to the outside date, or if curable prior to the outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the outside date); provided, however, that the terminating party is not then in similar breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

○
if (i) the IAA stockholder approval has not have been obtained upon a vote at the IAA special meeting, or (ii) the RBA shareholder approval has not have been obtained upon a vote at the RBA special meeting; provided that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any covenant or agreement under the merger agreement has been the primary cause of or resulted in the failure of the IAA stockholder approval or RBA shareholder approval, as applicable, to be obtained;

•	by RBA:
○
if, prior to the IAA stockholder approval, the IAA board or a committee thereof has effected an IAA change of recommendation (whether or not permitted) (an “IAA change of recommendation termination”); or

○
if prior to the RBA shareholder approval, (i) RBA has received an RBA superior proposal, (ii) the RBA board or a committee thereof has authorized RBA to enter into a definitive alternative acquisition agreement to consummate the transaction contemplated by that RBA superior proposal (and immediately following such termination, RBA enters into such definitive alternative acquisition agreement), (iii) RBA has complied in all material respects with the terms of the merger agreement with respect to such RBA superior proposal, and (iv) concurrently with (and as a condition to) such termination, RBA pays IAA the applicable termination amount (an “RBA superior proposal termination”);

•	by IAA:
○
if, prior to the RBA shareholder approval, the RBA board or a committee thereof has effected an RBA change of recommendation (whether or not permitted) (an “RBA change of recommendation termination”); or

○
if prior to the IAA stockholder approval, (i) IAA has received an IAA superior proposal, (ii) the IAA board or a committee thereof has authorized IAA to enter into a definitive alternative acquisition agreement to consummate the transaction contemplated by that IAA superior proposal (and immediately following such termination, IAA enters into such definitive alternative acquisition agreement), (iii) IAA has complied in all material respects with the terms of the merger agreement with respect to such IAA superior proposal, and (iv) concurrently with (and as a condition to) such termination, IAA pays RBA the termination amount (an “IAA superior proposal termination”).

Termination Amount and Expenses; Liability for Breach
IAA will be obligated to pay the termination amount of $189,000,000 to RBA if:
•	upon an IAA superior proposal termination or an IAA change of recommendation termination;
•
(i) RBA or IAA terminates the merger agreement because the IAA stockholder approval was not obtained, (ii) on or before the date of such termination an IAA competing proposal has been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five business days prior to the IAA special meeting and (iii) within 12 months following the termination of the merger agreement, IAA (A) enters into a definitive agreement with the party making such IAA competing proposal (or publicly approves or recommends to IAA’s stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an IAA competing proposal from such party), or (B) consummates a transaction with respect to any IAA competing proposal (except that, for this purpose, each reference to “more than 20%” in the definition of IAA competing proposal is deemed to be a reference to “more than 50%”); or

•
(i) (A) IAA terminates the merger agreement because of a failure of the closing of the mergers to occur on or before the outside date at a time when RBA would be permitted to terminate the merger agreement because of a breach by IAA of a covenant in the merger agreement causing a failure of a closing condition or (B) RBA terminates the merger agreement because of a breach by IAA of a covenant of the merger agreement causing a failure of a closing condition, (ii) on or before the date of such termination an IAA competing proposal has been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five business days prior to such termination and (iii) within 12 months following the termination of the merger agreement, IAA (A) enters into a definitive agreement with the party making such IAA competing proposal (or publicly approves or recommends to IAA’s stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an IAA competing proposal from such party), or (B) consummates a transaction with respect to any IAA competing proposal (except that, for this purpose, each reference to “more than 20%” in the definition of IAA competing proposal is deemed to be a reference to “more than 50%”).
RBA will be obligated to pay the termination amount of $189,000,000 to IAA if:
•	upon an RBA superior proposal termination or an RBA change of recommendation termination;
•
(i) RBA or IAA terminates the merger agreement because the RBA shareholder approval was not obtained, (ii) on or before the date of such termination an RBA competing proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five business days prior to the RBA special meeting and (iii) within 12 months following the termination of the merger agreement, RBA (A) enters into a definitive agreement with the party making such RBA competing proposal (or publicly approves or recommends to RBA’s shareholders or otherwise does not oppose, in the case of a tender or exchange offer, an RBA competing proposal from such party), or (B) consummates a transaction with respect to any RBA competing proposal (except that, for this purpose, each reference to “more than 20%” in the definition of RBA competing proposal is deemed to be a reference to “more than 50%”);

•
(i) (A) RBA terminates the merger agreement because of a failure of the closing of the mergers to occur on or before the outside date at a time when IAA would be permitted to terminate the merger agreement because of a breach by RBA of a covenant in the merger agreement causing a failure of a closing condition or (B) IAA terminates the merger agreement because of a breach by RBA of a covenant of the merger agreement causing a failure of a closing condition, (ii) on or before the date of such termination an RBA competing proposal has been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five business days prior to such termination and (iii) within 12 months following the termination of the merger agreement, RBA (A) enters into a definitive agreement with the party making such RBA competing proposal (or publicly approves or recommends to RBA’s shareholders or otherwise does not oppose, in the case of a tender or exchange offer, an RBA competing proposal from such party), or (B) consummates a transaction with respect to any RBA competing proposal (except that, for this purpose, each reference to “more than 20%” in the definition of RBA competing proposal is deemed to be a reference to “more than 50%”).

In addition, the merger agreement amendment provides that, if either RBA or IAA elects to terminate the merger agreement as a result of RBA’s failure to obtain approval by its shareholders of the RBA share issuance proposal, RBA may be required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the merger agreement and the transactions comtemplated thereby up to a maximum aggregate amount of $5.0 million.
Except as discussed above, each party will pay all fees and expenses incurred by it in connection with the mergers and the other transactions contemplated by the merger agreement; provided, however that IAA and RBA will share equally (i) all fees and expenses in relation to the filing with the SEC of this joint proxy statement/prospectus and (ii) all filing fees paid in respect of the filings under the HSR Act, the Competition Act, and in certain other non-U.S. jurisdictions.
Following the valid termination of the merger agreement, subject to limited exceptions, including in connection with the payment of the termination amount as described above, no party will have any further liability to the other party under the merger agreement except that each party will have the right to pursue damages and other relief for the other party’s intentional common law fraud, with respect to the representations and warranties in the merger agreement, or willful and material breach of any covenant or agreement in the merger agreement. For purposes of the merger agreement, a “willful and material breach” is a material breach that is a consequence of an act or failure to take an act required to be taken under the merger agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a material breach of the merger agreement.
Amendments, Extensions and Waivers
The merger agreement may be amended by the parties at any time before or after the receipt of the approvals of the IAA stockholders or RBA shareholders required to consummate the mergers. However, after any such stockholder approval, there may not be, without further approval of RBA’s shareholders or IAA’s stockholders, as applicable, any amendment of the merger agreement for which applicable law requires such further stockholder or shareholder approval. Further, there may not be, without approval of the financing sources, any amendment to the provisions of the merger agreement of which the financing sources are an intended third party beneficiary, where such amendment would adversely affect the material interests of a financing source.
At any time prior to the effective time, IAA or RBA may (i) extend the time for performance of any obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.
No Third Party Beneficiaries
While the merger agreement is not intended to confer upon you or any person other than IAA, RBA, US Holdings, Merger Sub 1 and Merger Sub 2 any rights or remedies, it provides limited exceptions, including, in the event that the merger agreement is validly terminated prior to the occurrence of the closing and as a result of a willful and material breach of the merger agreement by RBA, US Holdings, Merger Sub 1 or Merger Sub 2, each holder of IAA common stock will be deemed to be a third-party beneficiary of the merger agreement solely for purposes of determining damages with respect to such willful and material breach under the merger agreement, but the right to enforce any such breach will be solely a right of IAA (and not of any such holder) and will be exercised by IAA in its sole and absolute discretion. IAA’s directors and officers will continue to have indemnification and liability insurance coverage after the completion of the mergers. The merger agreement confers upon (1) the IAA designees the rights to enforce the agreements of the parties described in the section entitled “Officers and Directors” and (2) the indemnified persons described under this section entitled “—Indemnification and Insurance” and “—Additional Agreements” (with respect to IAA’s financing cooperation) the right to enforce the agreements made in their favor. Additionally, the merger agreement confers upon the financing sources certain rights, including the rights to enforce (i) the agreement by IAA and RBA to submit any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the financing sources, arising out of or relating to, the merger agreement, the debt financing or any of the agreements (including the debt commitment letter) entered into in connection with the debt financing or any of the transactions contemplated thereby or the performance of any services thereunder will be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and (ii) the waiver by each of IAA, RBA, US Holdings, Merger Sub 1 and Merger Sub 2 of a jury trial in any dispute arising out of or relating to the debt commitment letter or the debt financing.
Specific Performance
The parties agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that no adequate remedy at law would exist for such occurrence. The parties agreed that they will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages in addition to any other remedy to which such a party is entitled at law or in equity. The parties further agreed not to assert that a remedy at law would be adequate and neither party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Governing Law
The merger agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the merger agreement, or the negotiation, execution or performance thereof, will be governed by and construed in accordance with the laws of the state of Delaware, without giving effect to the principles of conflicts of law thereof.
Other than as described above with respect to the debt financing, the parties have irrevocably submitted to the jurisdiction of the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that the Court of Chancery does not have or should not exercise subject matter jurisdiction over such matter, the Superior Court of the State of Delaware and the Federal Courts of the United States of America located in the State of Delaware.

RECENT DEVELOPMENTS
Special Dividend to RBA Shareholders
On January 23, 2023, RBA announced that the RBA board expects to approve the payment of a one-time special dividend to RBA shareholders in the amount of $1.08 per share, contingent upon the closing of the first merger. The special dividend will be payable to holders of record of RBA common shares as of a record date prior to the effective time to be determined with the consent of the TSX and only if the first merger is completed. RBA shareholders will only be eligible to receive the special dividend if they own their RBA common shares through the record date determined for the special dividend, which will be publicly announced by RBA following determination. IAA stockholders will not be entitled to receive the special dividend with respect to any RBA common shares received as consideration in the first merger. RBA will not pay the special dividend if the merger agreement is terminated or the first merger is otherwise not completed for any reason.
Starboard Strategic Investment in RBA
On January 22, 2023, RBA entered into a securities purchase agreement (the “securities purchase agreement”) with certain affiliated funds of Starboard Value LP (the “Starboard purchasers”) and, for certain purposes, Starboard Value LP and Jeffrey C. Smith, pursuant to which RBA agreed to issue and sell to the Starboard purchasers, in a private placement (the “Starboard investment”) exempt from the registration requirements of the Securities Act, and the prospectus requirements of British Columbia securities law, (i) an aggregate of 485,000,000 RBA senior preferred shares designated as Series A Senior Preferred Shares, which are convertible into the RBA common shares (such RBA common shares as may be issued upon conversion of the RBA preferred shares, the “conversion shares”), for an aggregate purchase price of $485.0 million, or $1.00 per RBA preferred share, and (ii) an aggregate of 251,163 RBA common shares (the “purchased common shares” and together with the RBA preferred shares, the “purchased shares”), for an aggregate purchase price of approximately $15.0 million, or $59.722 per RBA common share. IAA consented to the entry into the securities purchase agreement by RBA and the consummation of the transactions contemplated thereby. The closing of the Starboard investment occurred on February 1, 2023, which is referred to as the “issue date.” As of the date of this joint proxy statement/prospectus, the purchased shares on an as-converted basis represented approximately 5.8% of the issued and outstanding RBA common shares immediately following the closing of the Starboard investment on a fully diluted basis, and following the completion of the mergers and based on the estimated RBA common shares outstanding immediately thereafter, will represent approximately 3.7% of the outstanding shares of the combined company on a fully diluted basis. The purchased shares will not be voted at the RBA special meeting or any adjournment thereof. For additional rights of the Series A Senior Preferred Shares, please see the section entitled “Description of RBA’s Share Capital.”
Securities Purchase Agreement
Governance
Pursuant to the terms of the securities purchase agreement, upon the approval by RBA shareholders of the RBA share issuance in connection with the mergers and by IAA stockholders of the mergers (the “appointment event”), RBA will increase the size of the RBA board from nine to ten directors and appoint Jeffrey C. Smith, Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, as a member of the RBA board. As a condition to Mr. Smith’s appointment to the RBA board, Mr. Smith is required to submit an irrevocable resignation letter pursuant to which he will resign from the RBA board automatically and immediately if (A) Starboard fails to beneficially own in the aggregate at least 50.0% of the RBA purchased shares (on an as-converted basis and subject to adjustment for share splits, reclassifications, combinations and similar adjustments) or (B) Starboard or Mr. Smith materially breaches certain provisions of the securities purchase agreement (each, a “resignation event”). If the appointment event has occurred, and so long as there has been no resignation event, the RBA board will nominate Mr. Smith, along with its other nominees, for election to the RBA board at RBA’s 2023 annual meeting of shareholders (the “2023 annual meeting”) for a term expiring at RBA’s 2024 annual meeting of shareholders (the “2024 annual meeting”) and RBA will recommend, support and solicit proxies for the election of Mr. Smith at the 2023 annual meeting in the same manner as it recommends, supports, and solicits proxies for the election of any continuing director.

Starboard has agreed, from the appointment event until the later of (i) the earlier of (x) the date that is 30 days prior to the deadline for the submission of shareholder nominations for the 2024 annual meeting pursuant to RBA’s organizational documents and (y) the date that is 100 days prior to the first anniversary of the 2023 annual meeting and (ii) the date that Mr. Smith no longer serves on the RBA board (the “standstill period”), to customary standstill restrictions. Starboard has an option to extend the standstill period by one-year periods (the “continuation option”), which continuation option may be exercised no more than twice, subject to certain limitations including that no resignation event has occurred. In the event that Starboard exercises a continuation option, and subject to his consent to serve and the other requirements set forth in the securities purchase agreement, RBA will take all necessary actions to nominate Mr. Smith for election as a director at RBA’s next annual meeting of shareholders. In the event that Starboard does not exercise the continuation option prior to an applicable deadline, the standstill period will expire without extension.
Starboard also has agreed that, during the standstill period, it will not vote any shares beneficially owned by it against (including through a “withhold” vote) any of RBA’s nominees for director, including any continuing director, or the RBA board’s recommendation with respect to any other RBA proposal or shareholder proposal or nomination presented at an annual or special meeting of shareholders. There are no restrictions, however, on Starboard’s ability to vote shares beneficially owned by it with respect to any extraordinary transaction that may be presented for shareholder approval during the standstill period or the election or removal of Mr. Smith. Notwithstanding the foregoing, Starboard shall not vote any RBA preferred shares or RBA common shares beneficially owned by it at the RBA special meeting or any adjournment thereof.
The securities purchase agreement also includes a customary mutual non-disparagement provision, effective during the standstill period.
In the event that the appointment event does not occur, the provisions of the securities purchase agreement described above will be void and of no further effect from and after such time.
Participation Rights
The securities purchase agreement provides that if RBA proposes to issue any equity or equity-linked securities in a private placement not involving a registration statement for the primary purpose of raising capital, the Starboard purchasers will have the right to participate in any such transaction and purchase up to an amount equal to 15% of such securities, multiplied by the fraction of (i) the number of RBA preferred shares then held by the Starboard purchasers over (ii) the number of RBA preferred shares issued to the Starboard purchasers on the issue date. This participation right is subject to certain exceptions as specified in the securities purchase agreement, including that it will not apply to the RBA share issuance. The Starboard purchasers will have the right to participate in any such transaction until a resignation event occurs.
Transfer Restrictions
From the date of the securities purchase agreement until the one year anniversary of the issue date, the Starboard purchasers will be restricted from transferring, other than to affiliates of such Starboard purchasers who agree to be bound by such restrictions, or hedging any of their purchased shares or conversion shares. Such restriction shall no longer apply upon the vote by the RBA shareholders and IAA stockholders on the mergers.
From and after the approval by the RBA shareholders of the RBA share issuance proposal and IAA’s shareholders of the IAA merger proposal, until the one year anniversary of the issue date, the Starboard purchasers will be restricted from transferring, other than to affiliates of such Starboard purchasers who agree to be bound by such restrictions, any RBA preferred shares or hedging any RBA preferred shares or conversion shares, other than any RBA common shares issuable pursuant to dividends payable under the terms of the Articles of Amendment (as defined below). If the RBA share issuance proposal is not approved by the RBA shareholders or if the IAA merger proposal is not approved by the IAA stockholders, the transfer restriction described in the foregoing sentence will not come into effect. If the merger agreement is terminated in accordance with its terms, the foregoing transfer restrictions will cease to apply. The Starboard purchasers are also subject to certain Canadian holding period requirements with respect to their purchased shares and, if applicable, conversion shares. In addition, the Starboard purchasers are restricted from transferring their RBA preferred shares to certain competitors of RBA and certain activist shareholders without RBA’s prior written consent.

Registration Rights
As a condition to the closing of the Starboard investment, RBA and the Starboard purchasers entered into a registration rights agreement (the “registration rights agreement”) pursuant to which RBA granted the Starboard purchasers certain customary registration rights (under U.S. securities laws) with respect to the purchased common shares, the conversion shares and certain other securities that may be issued to the Starboard purchasers in respect thereof, subject to specified limitations.
Additional Matters
The securities purchase agreement contains customary representations, warranties and covenants by the parties. The securities purchase agreement also includes customary closing provisions for the benefit of RBA and the Starboard purchasers. There can be no assurance that the closing of the Starboard investment will occur, or will occur in a timely manner. Subject to certain limitations, RBA has also agreed to indemnify each of the Starboard purchasers for certain losses and other liabilities arising out of the Starboard investment. The purchased common shares issued pursuant to the securities purchase agreement will be entitled to receive the special dividend payable to holders of RBA’s common shares in connection with the mergers.
RBA Preferred Shares; Articles of Amendment
The rights, preferences and privileges of the RBA preferred shares are set forth in the articles of amendment of RBA (the “articles of amendment”), amending RBA’s articles of amalgamation. The articles of amendment became effective on February 1, 2023, and were filed by RBA pursuant to the CBCA.
Pursuant to the terms of the articles of amendment, holders of the RBA preferred shares (the “preferred holders”) will have the right to convert their RBA preferred shares any time or times on or after the issue date into a number of RBA common shares equal to the face amount of such RBA preferred shares multiplied by the then-applicable conversion rate (the “conversion rate”). The conversion rate will initially be 0.0136986 RBA common shares per $1.00 conversion amount, subject to customary anti-dilution adjustment provisions, including an adjustment for the special dividend to be paid in connection with the mergers, as described in the section entitled “Recent Developments—Special Dividend to RBA Shareholders.”
Subject to certain conditions, RBA will have the right to cause all or any portion of the RBA preferred shares to be converted into RBA common shares at the conversion rate, if the closing price of the RBA common shares on the NYSE equals or exceeds 190% of the conversion price during 20 trading days (whether or not consecutive) occurring in any 30 consecutive trading day period occurring on or after the third anniversary of the issue date and ending on the trading day immediately preceding the date RBA sends notice to the preferred holders of the exercise of such right. In addition, subject to certain conditions, RBA will have the right to cause all or any portion of the RBA preferred shares to be converted into RBA common shares at the conversion rate, if the closing price of the RBA common shares on the NYSE equals or exceeds 175% of the conversion price during 20 trading days (whether or not consecutive) occurring in any 30 consecutive trading day period occurring on or after the seventh anniversary of the issue date and ending on the trading day immediately preceding the date RBA sends notice to the preferred holders of the exercise of such right.
In addition, in connection with any conversion of RBA preferred shares described above, RBA will deliver, to the fullest extent permitted by law and out of funds lawfully available therefor, cash in respect of accrued and unpaid dividends on such converted RBA preferred shares.
The RBA preferred shares do not have a stated maturity date and will not be subject to any sinking fund.
Ranking
The RBA preferred shares rank, with respect to rights as to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of RBA, (a) senior to all of the RBA junior preferred shares, RBA common shares and any other class or series of RBA capital shares, issued or authorized after the issue date, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the RBA preferred shares, (b) on a parity basis with each other class or series of capital shares issued or authorized after the issue date, the terms of which expressly provide that such class or series ranks on a parity basis with the RBA preferred shares, and (c) junior with each other class or series of RBA capital shares issued or authorized after the issue date, the terms of which expressly provide that such class or series ranks senior to the RBA preferred shares.

Dividends
From and after the issue date, preferred holders will be entitled to receive dividends on the RBA preferred shares (the “preferential dividends”) at the rate of 5.50% per annum (the “preferential dividend rate”), payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each such date, a “preferential dividend date”). RBA may pay preferential dividends in cash or, in certain circumstances, RBA common shares.
On the fourth anniversary of the issue date, preferred holders will have the right to increase the preferential dividend rate to 7.50%, and on the ninth anniversary of the issue date, preferred holders will have the right to increase the preferential dividend rate to a fixed percentage equal to the greater of (x) 600 basis points over the daily simple SOFR as then in effect and (y) 10.50%, subject, in each case, to RBA’s right to redeem the RBA preferred shares for which a dividend rate increase has been demanded (an “increased dividend rate demand”) as described below.
In addition, from and after the issue date, preferred holders will also be entitled to receive the greater of (i) any regular quarterly cash dividends paid to the holders of RBA common shares and (ii) $0.27, subject to customary adjustment. Preferred holders will not receive any special dividend payable to holders of RBA common shares, including, without limitation, the special dividend described under “Recent Developments — Special Dividend to RBA Shareholders” above. However, the initial conversion rate for the RBA preferred shares is subject to customary anti-dilution adjustment provisions, including an adjustment for the payment of special cash dividends (including the special dividend to be paid in connection with the mergers), subject to certain exceptions.
Company Redemption Rights
If the merger agreement is terminated in accordance with its terms and subject to certain conditions, then during the 90 day period following the later of (x) August 7, 2023 and (y) the termination of the merger agreement, RBA will have the right, subject to 10 days’ notice, to redeem between 50% and 100% of the RBA preferred shares, at a price equal to 102% of the sum of (i) the face amount of such RBA preferred shares and (ii) any accrued and unpaid dividends thereon. In addition, in connection with any increased dividend rate demand, subject to certain conditions, and upon 45 days’ notice to the preferred holders, RBA will have the right to redeem all or any portion of the RBA preferred shares then outstanding, at a price equal to 100% of the face amount of such RBA preferred shares plus any accrued and unpaid dividends thereon. Finally, at any time after the ninth anniversary of the issue date, subject to certain conditions, and upon 45 days’ notice to the preferred holders, RBA will have the right to redeem all or any portion of the RBA preferred shares then outstanding, at a price equal to 100% of the face amount of such RBA preferred shares plus any accrued and unpaid dividends thereon. For the avoidance of doubt, preferred holders will have the right to convert all or any portion of RBA preferred shares called for redemption into RBA common shares at the conversion rate plus payment of accrued and unpaid dividends on such converted RBA preferred shares in lieu of redemption.
Voting
Other than in connection with the RBA special meeting, preferred holders will be entitled to vote together with the RBA common shares on an as-converted basis on all matters permitted by applicable law, subject to certain exceptions to enable compliance with applicable antitrust law.
Preferred holders will also be entitled to a separate class vote with respect to amendments to RBA’s organizational documents that generally have an adverse effect on the RBA preferred shares as well as other customary preferred shareholder approval rights.
Offer to Repurchase Upon Change of Control
Upon consummation of one or more specified change of control transactions (the “change of control transaction”), the preferred holders will have the right to require RBA to repurchase the RBA preferred shares in cash at an amount equal to the sum of (i) the greater of (A) the face amount of RBA preferred shares submitted for repurchase and (B) the “change of control as-converted value” with respect to the RBA preferred shares submitted for repurchase, (ii) the “make-whole amount” and (iii) the “change of control accrued dividends payment” (as each of those terms is defined in the articles of amendment) (the “change of control redemption price”); provided, however, that each preferred holder, at its option, may elect instead to convert its RBA preferred shares into the applicable change of control consideration in accordance with the procedures set forth in the articles of amendment.

In addition, RBA has the right to redeem the RBA preferred shares at the change of control redemption price in the event of a change of control transaction where the successor entity is not traded on certain eligible markets as specified in the articles of amendment.
The description contained herein of the securities purchase agreement, the registration rights agreement, the RBA preferred shares and the articles of amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the securities purchase agreement, which is attached hereto as Exhibit 3.2 and is incorporated herein by reference, and the registration rights agreement and the articles of amendment, which includes the terms of the RBA preferred shares, forms of which are attached to the securities purchase agreement.
Cooperation Agreement
On January 22, 2023, IAA and Ancora entered into (with RBA’s consent) the cooperation agreement regarding the transaction, the membership and composition of the IAA board in certain circumstances and related matters.
Pursuant to the cooperation agreement, IAA has agreed to take all actions necessary pursuant to the merger agreement to designate Timothy James O’Day as an IAA designee for appointment to the combined company board immediately following the effective time of the first merger pursuant to the terms of the merger agreement, subject to the completion of customary vetting and onboarding matters.
Ancora irrevocably committed to appear at the IAA special meeting to consider the transaction and to vote its shares, representing approximately 4% of IAA’s voting power as of the date of the cooperation agreement, in favor of the transaction, including in favor of the IAA merger proposal, the IAA compensation proposal (subject to a limited exception), and the IAA adjournment proposal.
In the event that the approval of either the IAA stockholders or the RBA shareholders required to consummate the mergers is not obtained at the special meetings or IAA files definitive proxy materials for its 2023 annual meeting of stockholders (the “2023 annual meeting”) (the first to occur of such events, a “transaction vote down”), (i) within five business days of the transaction vote down, one of the IAA’s current directors (other than IAA’s CEO) will tender his or her resignation from the IAA board and IAA will, (i) after completion of customary vetting and onboarding matters, appoint Mr. O’Day as an observer to the IAA board, (ii) appoint a second director candidate identified by Ancora and selected pursuant to the procedures described in the cooperation agreement as an observer to the IAA board (the “second Ancora director candidate”), and (iii) appoint a third director candidate to be mutually agreed between IAA and Ancora pursuant to the procedures described in the cooperation agreement as an observer to the IAA board (the “mutual director candidate” and, together with Mr. O’Day and the second Ancora director candidate, the “new director candidates”). IAA also agreed not to, prior to its 2024 annual meeting of stockholders, increase the size of the IAA board to more than 11 directors without the prior written agreement of Ancora.
In the event of a transaction vote down, the IAA board will include the new director candidates in its proxy statement for the 2023 annual meeting, which will provide that IAA will increase the size of the IAA board to eleven directors and appoint the new director candidates to the IAA board and Mr. O’Day and the second Ancora director candidate to the Operations Committee of the IAA board immediately following the 2023 annual meeting.
Pursuant to the cooperation agreement, during the period beginning on the date of the cooperation agreement and ending on the later of the closing and the conclusion of the 2023 annual meeting (the “standstill period”), Ancora will have certain replacement rights with respect to the new director candidates so long as Ancora continues to beneficially own at least 2% of IAA’s then outstanding common stock. The replacement candidate with respect to Mr. O’Day is subject to the prior written consent of RBA.
During the standstill period, Ancora will be subject to certain additional voting commitments in respect of matters subject to the vote of IAA stockholders during the standstill period including, among other things, (i) a commitment to vote in accordance with the recommendation of the IAA board with respect to director elections and, subject to certain limited exceptions, all other proposals put forth to the IAA stockholders and (ii) customary standstill obligations. The cooperation agreement also includes customary mutual non-disparagement provisions during the standstill period. IAA agreed to customary expense reimbursement provisions in favor of Ancora.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information of RBA has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of RBA and IAA adjusted to give effect to the mergers and the other related events contemplated by the merger agreement. The unaudited pro forma condensed combined financial information of RBA also gives effect to other financing events contemplated by RBA or that have already occurred but are not yet reflected in the historical financial information of RBA and are considered material transactions separate from the mergers.
Description of the Mergers
On November 7, 2022, RBA and IAA entered into the original merger agreement, which was subsequently amended on January 22, 2023. Pursuant to the merger agreement, Merger Sub 2, as successor company to IAA, will become an indirect wholly owned subsidiary of RBA. Upon consummation of the mergers:
Each share of IAA common stock issued and outstanding immediately prior to the effective time (excluding shares held by IAA and its subsidiaries and stockholders exercising their appraisal rights) will be surrendered and exchanged into the right to receive:
•	$12.80 in cash, without interest (“cash consideration”); and
•	0.5252 RBA common shares (“share consideration”).
Each outstanding IAA option, whether vested or unvested, each outstanding unvested IAA RSU award subject solely to time-based vesting, and each outstanding unvested IAA PRSU award subject to performance-based vesting at the transaction closing date will be cancelled and exchanged into equivalent outstanding equity awards covering RBA common shares based on the equity award exchange ratio defined as the sum of:
(a)
the quotient obtained by dividing (i) the cash consideration by (ii) the volume weighted average trading sale price of one share of RBA common shares for the five consecutive trading days immediately prior to the closing, and

(b)	the exchange ratio.
See the section entitled “The Mergers” for additional information.
Expected Accounting Treatment of the Mergers
The mergers will be accounted for as a business combination in accordance with the acquisition method of accounting under U.S. GAAP. RBA is determined to be the accounting acquirer and IAA is determined to be the accounting acquiree. This determination was primarily based on the transfer of cash consideration by RBA to the former economic interest holders of IAA and the relative share ownership, voting rights, composition of the governing body, and the designation of certain senior management positions of the combined entity. Under this method of accounting, the purchase price of the mergers will be allocated to the assets acquired and liabilities assumed based on their preliminary fair values at the closing date. Any excess of the estimated fair value of the consideration transferred over the estimated fair value of identifiable assets and liabilities is recorded as goodwill.
Other Financing Events
Debt Financing
In connection with the merger agreement, RBA entered into a debt commitment letter with certain financial institutions that committed to provide, subject to the terms and conditions set forth therein, the bridge loan facility in an aggregate principal amount of up to $2.8 billion and a backstop senior secured revolving credit facility in an aggregate principal amount of up to $750.0 million. RBA subsequently obtained an amendment to its existing credit agreement which, among other things, permitted the merger transaction and served to terminate the backstop commitments (including the revolving backstop commitment and $88.9 million of bridge commitments that served as a backstop for their existing term loans) and replace an additional $1.825 billion of bridge commitments with new term loan A facility commitments.
RBA plans to fund the cash portion of the merger consideration through a combination of (i) cash from the balance sheet, (ii) borrowings under the credit facilities described below, (iii) the proceeds from the sale of debt securities or (iv) any combination of the foregoing.

RBA intends to borrow a total of $2.8 billion, including the expected refinancing of RBA’s existing term loans of $88.9 million, that will be used to (a) finance the mergers, (b) pay the transaction costs, and (c) repay certain existing indebtedness of IAA. The applicable interest rate on the term loan A facility assuming it is borrowed in U.S. Dollars at the adjusted term SOFR rate under the sixth amendment will be determined at the then-current interest rate at the time of issuance and has been currently estimated to be 7.4% on January 20, 2023, which is the most recent practicable date for the preparation of the unaudited pro forma condensed combined financial information. The assumed interest rate on the bridge loan facility is 8.4%, based on one-month SOFR plus an applicable margin. The loans under the term loan A facility mature in September 2026. For purposes of this unaudited pro forma condensed combined financial information, RBA has assumed that the term loan A facility will be the only permanent financing obtained prior to the closing of the mergers in respect of the bridge loan facility, resulting in an assumed $886.1 million of principal outstanding under the bridge loan facility.
Ultimately, RBA expects to replace the remaining amount of the bridge loan facility with permanent financing prior to the consummation of the mergers. There can be no assurance that the permanent financing will be obtained prior to the completion of the mergers and the terms of the expected remaining $886.1 of permanent financing are uncertain at this time. As the terms of the bridge loan facility are the best available information, the financing adjustments for this portion of the debt financing are calculated based on the terms of the bridge loan facility.
These agreements, assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.
Debt issuance costs are expected to be incurred for the term loan A facility and the bridge loan facility and will be amortized over the respective terms of the debt.
See the section entitled “The Mergers—Description of Debt Financing” for additional information.
Starboard Investment
In January 2023, RBA entered into the securities purchase agreement with the Starboard purchasers, pursuant to which RBA agreed to issue and sell (a) 485,000,000 of RBA Series A senior preferred shares at a purchase price of $1.00 per share, and (b) 251,163 RBA common shares at a purchase price of $59.722 per share. The closing of the Starboard investment occurred on February 1, 2023.
The preferred holders will receive annual dividends on a cumulative basis initially equal to 5.5% of the aggregate principal amount of $485.0 million and will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each calendar year in cash or in RBA common shares at RBA’s election. The Series A senior preferred shares are participating securities and will also participate on an as-converted basis in any regular dividends paid to RBA common shareholders, subject to a $0.27 per share per quarter floor.
See the section entitled “Recent Developments – Starboard Strategic Investment in RBA” for additional information.
Special Dividend
The RBA Board announced that, contingent on the closing of the mergers, it expects to approve the issuance of a one-time special dividend to RBA shareholders in the amount of $1.08 per common share, which will be payable to holders of record of RBA common shares as of a pre-closing record date, pursuant to the merger agreement.
Other Information
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included or incorporated by reference in this joint proxy statement/prospectus:
•	the historical audited consolidated financial statements of RBA as of and for the year ended December 31, 2021, included in RBA’s Annual Report on Form 10-K filed with the SEC on February 17, 2022;
•
the historical unaudited condensed consolidated financial statements of RBA as of and for the nine months ended September 30, 2022, included in RBA’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022;

•
the historical audited consolidated financial statements of IAA as of and for the fiscal year ended January 2, 2022, included in IAA’s Annual Report on Form 10-K filed with the SEC on February 28, 2022; and

•
the historical unaudited condensed consolidated financial statements of IAA as of and for the nine months ended October 2, 2022, included in IAA’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022.

The unaudited pro forma condensed combined financial information should also be read together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations of RBA and IAA, respectively, included in the aforementioned periodic reports incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information should also be read together with other financial information related to the mergers included elsewhere in this joint proxy statement/prospectus, including the merger agreement and the description of certain terms thereof set forth under the section entitled “The Mergers.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2022
(in millions)
	Historical
	Ritchie Bros. Auctioneers Incorporated	IAA, Inc.
	As of September 30, 2022	As of October 2, 2022	Transaction Accounting Adjustments - Reclassification	Notes	Transaction Accounting Adjustments - Financing	Notes	Transaction Accounting Adjustments - Acquisition	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$439	$146	$ —		$2,684	4(a)	$(56)	5(a)	$617
					500	4(b)	(2,877)	5(b)
							(99)	5(c)
							(120)	5(d)
Restricted cash	76	—	—		—		—		76
Trade and other receivables	307	427	—		—		—		734
Less: allowance for credit losses	(4)	(9)	—		—		—		(13)
Prepaid consigned vehicle charges	—	61	—		—		(61)	5(b)	—
Inventory	101	—	48	2(a)	—		—		149
Income taxes receivable	7	—	4	2(b)	—		—		11
Other current assets	28	78	(48)	2(a)	—		—		54
			(4)	2(b)
Total current assets	954	703	—		3,184		(3,213)		1,628
Non-current assets:
Property, plant and equipment	445	368	—		—		250	5(b)	1,063
Operating lease right-of-use assets	—	1,146	117	2(c)	—		3	5(b)	1,266
Other non-current assets	148	30	(117)	2(c)	—		—		61
Intangible assets	323	185	—		—		2,155	5(b)	2,663
Goodwill	947	749	—		—		3,782	5(b)	5,478
Deferred tax assets	6	—	—		—		—		6
Total assets	$2,823	$3,181	$—		$3,184		$2,977		$12,165

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET - (continued)
AS OF SEPTEMBER 30, 2022
(in millions)
	Historical
	Ritchie Bros. Auctioneers Incorporated	IAA, Inc.
	As of September 30, 2022	As of October 2, 2022	Transaction Accounting Adjustments - Reclassification	Notes	Transaction Accounting Adjustments - Financing	Notes	Transaction Accounting Adjustments - Acquisition	Notes	Pro Forma Combined
LIABILITIES. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY
Current liabilities:
Auction proceeds payable	$441	$—	$7	2(d)	$—		$—		$448
Trade and other liabilities	266	196	(12)	2(c)	—		7	5(b)	552
			(7)	2(d)
			102	2(e)
Short-term right-of-use operating lease liabilities	—	88	12	2(c)	—		64	5(b)	164
Accrued employee benefits and compensation expenses	—	27	(27)	2(e)	—		—		—
Other accrued expenses	—	77	(2)	2(b)	—		—		—
			(75)	2(e)
Income taxes payable	39	—	2	2(b)	—		—		41
Short-term debt	2	—	—		—		—		2
Current portion of long-term debt	4	33	—		969	4(a)	(33)	5(b)	973
Total current liabilities	752	421	—		969		38		2,180
Non-current liabilities:
Long-term debt	633	1,098	—		1,715	4(a)	(1,098)	5(b)	2,348
Long-term right-of-use operating lease liabilities	—	1,104	104	2(c)	—		(107)	5(b)	1,101
Other non-current liabilities	138	24	(104)	2(c)	—		(1)	5(b)	57
Deferred tax liabilities	61	70	—		—		578	5(b)	709
Total liabilities	1,584	2,717	—		2,684		(590)		6,395

Commitments and contingencies	—	—	—		—		—		—
Series A senior preferred shares	—	—	—		485	4(b)	—		485

Stockholder's Equity:
Preferred stock	—	—	—		—		—		—
Common stock	239	1	—		15	4(b)	(1)	5(b)	254
Treasury stock	—	(61)	—		—		61	5(b)	—
Additional paid-in capital	82	22	—		—		4,228	5(b)	4,332
Retained earnings	1,028	577	—		—		(56)	5(a)	809
							(521)	5(b)
							(99)	5(c)
							(120)	5(d)
Accumulated other comprehensive loss	(110)	(75)	—		—		75	5(b)	(110)
Non-controlling interest	—	—	—		—		—		—
Total stockholder's equity	1,239	464	—		15		3,567		5,285
Total liabilities, redeemable convertible preferred shares and stockholder's equity	$2,823	$3,181	$—		$3,184		$2,977		$12,165

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022
(in millions, except share and per share amounts)
	Historical
	Ritchie Bros. Auctioneers Incorporated	IAA, Inc.
	Nine months ended September 30, 2022	Nine months ended October 2, 2022	Transaction Accounting Adjustments - Reclassification	Notes	Transaction Accounting Adjustments - Financing	Notes	Transaction Accounting Adjustments - Acquisition	Notes	Pro Forma Combined
Revenue:
Service revenue	$778	$ 1,250	$ —		$ —		$ —		$2,028
Inventory sales revenue	512	326	—		—		—		838
Total revenue	1,290	1,576	—		—		—		2,866

Operating expenses:
Cost of services	126	739	—		—		—		865
Cost of inventory sold	455	293	—		—		—		748
Selling, general and administrative expenses	404	153	—		—		(9)	6(e)	551
							3	6(f)
Acquisition-related costs	15	—	—		—		—		15
Depreciation and amortization expenses	73	78	—		—		(46)	6(a)	294
							189	6(b)
Foreign exchange loss (gain)	(1)	—	9	2(g)	—		—		8
Total operating expenses, net	1,072	1,263	9		—		137		2,481
Gain on disposition of property, plant and equipment	170	—	2	2(h)	—		—		172
Operating income	388	313	(7)		—		(137)		557

Interest expense	(48)	(36)	—		(182)	4(c)	36	6(c)	(230)
Change in fair value of derivatives, net	1	—	—		—		—		1
Other income (expense), net	6	(8)	9	2(g)	—		—		5
			(2)	2(h)
Income before income taxes	347	269	—		(182)		(101)		333

Income tax expense (benefit)	73	54	—		(44)	4(d)	(24)	4(d)	59
Net income (loss)	$274	$215	$—		$(138)		$(77)		$274

Cumulative dividends on Series A senior preferred shares	—	—	—		(20)	4(e)	—		(20)
Allocated earnings to participating securities	—	—	—		(9)	4(e)	—		(9)

Net income (loss) attributable to:
Common stockholders	$274	$215	$—		$(167)		$(77)		$245
Non-controlling interests	—	—	—		—		—		—

Earnings per share attributable to common stockholders:
Basic	$2.48								$1.35	6(g)
Diluted	$2.45								$1.34	6(g)

Weighted average number of shares outstanding:
Basic	110,750,021								181,603,464	6(g)
Diluted	111,858,095								182,630,411	6(g)

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions, except share and per share amounts)
	Historical
	Ritchie Bros. Auctioneers Incorporated	IAA, Inc.
	Year ended December 31, 2021	Year ended January 2, 2022	Transaction Accounting Adjustments - Reclassification	Notes	Transaction Accounting Adjustments - Financing	Notes	Transaction Accounting Adjustments - Acquisition	Notes	Pro Forma Combined
Revenue:
Service revenue	$918	$ 1,537	$ —		$ —		$ —		$2,455
Inventory sales revenue	499	300	—		—		—		799
Total revenue	1,417	1,837	—		—		—		3,254

Operating expenses:
Cost of services	147	851	—		—		—		998
Cost of inventory sold	448	261	—		—		—		709
Selling, general and administrative expenses	465	192	(5)	2(f)	—		(12)	6(e)	647
							7	6(f)
Acquisition-related costs	30	—	5	2(f)	—		99	6(d)	134
Depreciation and amortization expenses	88	87	—		—		(45)	6(a)	382
							252	6(b)
Foreign exchange loss (gain)	1	—	—		—		—		1
Total operating expenses, net	1,179	1,391	—		—		301		2,871
Gain on disposition of property, plant and equipment	1	—	—		—		—		1
Operating income	239	446	—		—		(301)		384

Interest expense	(37)	(58)	—		(249)	4(c)	57	6(c)	(287)
Change in fair value of derivatives, net	(1)	—	—		—		—		(1)
Other income (expense), net	3	—	—		—		—		3
Income before income taxes	204	388	—		(249)		(244)		99

Income tax expense (benefit)	53	94	—		(59)	4(d)	(59)	4(d)	29
Net income (loss)	$151	$294	$—		$(190)		$(185)		70

Cumulative dividends on Series A senior preferred shares	—	—	—		(27)	4(e)	—		(27)
Allocated earnings to participating securities	—	—	—		(7)	4(e)	—		(7)

Net income (loss) attributable to:
Common stockholders	$151	$294	$—		$(224)		$(185)		$36
Non-controlling interests	—	—	—		—		—		—

Earnings per share attributable to common stockholders:
Basic	$1.38								$0.20	6(g)
Diluted	$1.36								$0.20	6(g)

Weighted average number of shares outstanding:
Basic	110,315,782								181,103,317	6(g)
Diluted	111,406,830								182,130,417	6(g)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.	Basis of Presentation
The mergers will be accounted for as a business combination in accordance with the acquisition method of accounting under U.S. GAAP. RBA is determined to be the accounting acquirer and IAA is determined to be the accounting acquiree.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information in accordance with GAAP necessary for an illustrative understanding of RBA upon consummation of the mergers and the other related events contemplated by the merger agreement. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 is prepared on a combined basis using the historical unaudited condensed consolidated balance sheet of RBA and IAA as of September 30, 2022, and October 2, 2022, respectively, giving pro forma effect to the mergers and the other related events contemplated by the merger agreement as if each had been consummated on September 30, 2022 based on the assumptions and adjustments described in the accompanying notes.
The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2022, and the year ended December 31, 2021 give pro forma effect to the mergers and the other related events contemplated by the merger agreement as if each had been consummated on January 1, 2021, the beginning of the earliest period presented, based on the assumptions and adjustments described in the accompanying notes. The unaudited condensed combined income statement for the nine months ended September 30, 2022 combines the historical unaudited condensed consolidated income statement of RBA and IAA for the nine months ended September 30, 2022, and October 2, 2022, respectively. As the difference between RBA’s and IAA’s fiscal year-end dates is less than one fiscal quarter, the unaudited pro forma condensed combined income statement for the year ended December 31, 2021 combines the historical audited consolidated income statement of RBA and IAA for the fiscal year ended December 31, 2021, and for the fiscal year ended January 2, 2022, respectively, as permitted under Rule 11-02 of Regulation S-X.
The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of the operating results that would have been achieved had the mergers occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or integration costs. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of RBA following the completion of the mergers. RBA and IAA have not had any historical relationship prior to the mergers. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma adjustments represent RBA management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.
2.	Significant Accounting Policies
The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in RBA’s audited annual financial statements as of and for the year ended December 31, 2021, and RBA’s unaudited interim financial statements as of and for the nine months ended September 30, 2022. The Series A senior preferred shares are classified outside of stockholder’s equity on the condensed combined pro forma balance sheet because the holders of such shares have redemption rights in the event of a change in control, which is outside RBA’s control. RBA management is currently evaluating for significant accounting policy differences between the two entities. Upon consummation of the mergers, RBA management will perform a comprehensive review of the accounting policies between the two entities and may identify differences in accounting policies between the two entities which, when conformed, could be material.

Certain reclassifications are reflected in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined income statements to conform presentation between IAA and RBA. These reclassifications have no effect on previously reported total assets, total liabilities and shareholders’ equity, or net income of RBA or IAA. The unaudited pro forma condensed combined financial information may not reflect all reclassifications necessary to conform IAA’s presentation to that of RBA due to limitations on the availability of information as of the date of this joint proxy statement/prospectus. Additional reclassification adjustments may be identified as more information becomes available.
The following reclassification adjustments were made to conform presentation between IAA and RBA:
(a)	Represents the reclassification of inventory assets from other current assets to inventory.
(b)
Represents the reclassification of income taxes receivable from other current assets to income taxes receivable and the reclassification of income taxes payable from other accrued expenses to income taxes payable.

(c)
Represents the reclassification of operating lease right-of-use assets from other non-current assets to operating lease right-of-use assets, and the reclassification of operating lease liabilities from trade and other liabilities to short-term right-of-use operating lease liabilities, and other non-current liabilities to long-term right-of-use operating lease liabilities.

(d)	Represents the reclassification of certain payables to sellers from trade and other liabilities to auction proceeds payable.
(e)	Represents the reclassification of certain current liabilities from accrued employee benefits and compensation expenses and other accrued expenses to trade and other liabilities.
(f)	Represents the reclassification of certain acquisition-related costs from selling, general and administrative expenses to acquisition-related costs.
(g)	Represents the reclassification of foreign exchange losses from other income (expense), net to foreign exchange loss (gain).
(h)	Represents the reclassification of gain on disposition of property, plant and equipment from other income (expense), net to gain on disposition of property, plant and equipment.
3.	Calculation of Merger Consideration and Preliminary Purchase Price Allocation of the Mergers
Upon the consummation of the mergers, holders of the 133,769,775 issued and outstanding shares of IAA common stock, in addition to holders of IAA phantom stock awards, based on the capitalization of IAA as of December 31, 2022, will be entitled to receive $12.80 per share in cash, plus an aggregate of 70,287,371 newly issued RBA common shares as calculated based on the exchange ratio. Holders of the issued and outstanding IAA equity awards as of December 31, 2022 will receive RBA equity awards or shares covering an estimated 653,285 RBA common shares after giving effect to the equity award exchange ratio, based on the following events contemplated by the merger agreement:
•
the cancellation and exchange of all 133,769,775 issued and outstanding shares of IAA common stock (including 27,855 shares underlying IAA restricted stock awards), in addition to 59,992 shares underlying IAA phantom stock awards granted to non-employee directors, for $12.80 per share in cash plus an aggregate of 70,287,371 newly issued RBA common shares as calculated based on the exchange ratio;

•
the cancellation and exchange of all 234,142 granted and outstanding vested and unvested IAA options into RBA options for the purchase of 173,131 RBA common shares with the same terms and vesting conditions except for the number of underlying shares and the exercise price, each of which was adjusted by the estimated equity award exchange ratio;

•
the cancellation and exchange of all 337,738 granted and outstanding unvested IAA RSU awards into 249,513 RBA RSUs for RBA common shares with the same terms and vesting conditions except for the number of underlying shares, which was adjusted by the estimated equity award exchange ratio; and

•
the cancellation and exchange of all 312,172 granted and outstanding unvested IAA PRSU awards into 230,641 RBA RSUs for RBA common shares with similar terms except for having time-only vesting conditions and for the underlying number of shares, which was adjusted by the estimated equity award exchange ratio.

Preliminary Merger Consideration
The preliminary fair value of the merger consideration expected to be transferred on the closing date includes the estimated value of the cash consideration payment, the estimated fair value of 70,287,371 RBA common shares to be issued, the estimated fair value of assumed IAA equity awards attributable to pre-combination services, and the estimated amount of cash to be paid for the repayment of certain existing indebtedness of IAA. The preliminary estimate of the merger consideration is as follows:
(dollars in millions)
Estimated cash consideration(1)	$1,713
Estimated fair value of RBA common shares to be issued(2)	4,229
Estimated fair value of assumed IAA equity awards attributable to pre-combination service(3)	21
Estimated repayment of certain existing indebtedness of IAA(4)	1,164
Total preliminary merger consideration	$7,127
(1)	Represents the preliminary cash consideration to be paid to IAA stockholders pursuant to the merger agreement based on the capitalization of IAA as of December 31, 2022.
(2)
Represents the preliminary fair value of RBA common shares to be issued to IAA stockholders pursuant to the merger agreement based on the capitalization of IAA as of December 31, 2022, at a $60.17 closing price per share of RBA common shares as of January 20, 2023.

(3)
Represents the preliminary portion of the fair value of stock options, restricted stock units and performance-based restricted stock units being cancelled and exchanged by RBA upon completion of the mergers that is attributable to pre-combination service.

(4)
Represents the total preliminary cash consideration to be paid concurrent with the closing of the mergers to retire certain existing indebtedness of IAA with an outstanding balance of approximately $1,164.3 million as of October 2, 2022, including accrued interest and prepayment penalties.

The actual fair value of RBA common shares to be issued as share consideration will depend on the closing price per share of RBA common shares at the closing date of the mergers, and therefore, the actual share consideration, as a part of the merger consideration, will fluctuate with the market price of RBA common shares until the mergers are consummated. A sensitivity analysis related to the fluctuation in the price of RBA common shares was performed to assess the impact that a hypothetical change of 10% to the closing price per share of RBA common shares as of January 20, 2023 would have on the estimated merger consideration and goodwill as of the closing date of the mergers, as follows:
	Stock Price	Estimated Merger Consideration	Estimated Goodwill
Change in Stock Price	(dollars in millions, except stock price)
Increase of 10%	$66.19	$7,552	$4,956
Decrease of 10%	$54.15	$6,703	$4,107
Preliminary Purchase Price Allocation
Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed will be recorded by RBA at their acquisition date fair values. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill.
The preliminary estimate of fair values of assets acquired and liabilities assumed have been determined by management of RBA using publicly available benchmarking information and other assumptions, including market participant assumptions. The purchase price allocation is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. The differences that may occur between the preliminary estimates and the final purchase price allocation when the valuation and other studies are finalized could be material.
The fair value assigned to intangible assets has been estimated based on third-party preliminary valuation studies utilizing income-based methodologies and corroborated with publicly available market benchmarks. The preliminary land fair value estimation was based on broker valuations, tax appraisals and other information provided by IAA management. The estimated fair values of land are preliminary and subject to a valuation assessment post-close. Other property, plant and equipment and working capital amounts are assumed to have fair values equal to historical book values. Real and personal property will be valued as of the acquisition date but were not included in the preliminary valuation assessment. The final purchase price allocation will be based on appraisals subsequent to the consummation of the mergers and may result in materially different allocations for assets than those presented in this unaudited pro forma condensed combined balance sheet. The intangible assets identified in the preliminary purchase price allocation are subject to further examination which may result in additional assets identified, excluded or further segmented. Any change in the amount of the final purchase price allocated to amortizable, finite lived intangible assets as well as property, plant and equipment could materially affect the amount of amortization and depreciation expense. The preliminary purchase price and purchase price allocation are presented as follows:
(dollars in millions)
Estimated cash consideration	$1,713
Estimated fair value of RBA common shares to be issued	4,229
Estimated fair value of assumed IAA equity awards attributable to pre-combination service	21
Estimated repayment of certain existing indebtedness of IAA	1,164
Total estimated merger consideration	$7,127

Cash and cash equivalents	$90
Trade and other receivables	418
Inventory	48
Income taxes receivable	4
Other current assets	26
Property, plant and equipment	618
Operating lease right-of-use assets	1,149
Other non-current assets	30
Intangible assets	2,340
Total assets	$4,723

Auction proceeds payable	$7
Trade and other liabilities	298
Short-term right-of-use operating lease liability	152
Income taxes payable	2
Long-term right-of-use operating lease liability	997
Other non-current liabilities	23
Deferred tax liabilities	648
Total liabilities	$2,127

Preliminary fair value of net assets acquired	$2,596
Preliminary allocation of goodwill	$4,531
Historical goodwill of IAA	$749
Adjustment to goodwill	$3,782
Goodwill will not be amortized but instead will be reviewed for impairment at the reporting unit level at least annually, and more often if indicators of impairment are identified. Goodwill represents future economic benefits including going concern value, the value of future buyer and provider relationships, the opportunity to scale and expand market offerings, and other expected synergies. Goodwill recognized in the mergers is not expected to be deductible for tax purposes.

4.	Transaction Accounting Adjustments – Financing
(a)
Reflects the newly raised term loan A facility, including the refinancing of RBA's existing delayed-draw term loan, and the bridge loan facility with a total principal amount of $2,796.1 million to fund the mergers as described in the other financing events section above, net of a total $27.1 million deferred financing costs.

Debt issuance:
(dollars in millions)
Term loan A facility	$1,910
Estimated deferred financing costs	(18)
Net proceeds	1,892
Current portion of long-term debt	(96)
Long-term debt	$1,796

Bridge loan facility	$886
Estimated deferred financing costs	(9)
Net proceeds	877
Current portion of long-term debt	(877)
Long-term debt	$ —
Debt repayment:
(dollars in millions)
Current portion of long-term debt repayment	$ (4)
Long-term debt repayment	(81)
Delayed-draw term loan repayment	$(85)
As noted in the “Other Financing Events” section above, RBA expects to replace the remaining amount of the bridge loan facility prior to the closing of the mergers with permanent financing, which may include the issuance of debt securities and/or one or more senior term loan facilities. Therefore, the bridge loan facility is not expected to be utilized. However, as the terms of the term loan A facility and the bridge loan facility are the best available information, the financing adjustments are calculated based on the terms of the term loan A facility and the bridge loan facility. The new bridge loan facility is classified as current debt based on the bridge loan facility’s term of 364 days.
(b)
Represents the gross proceeds from the Starboard investment in aggregated amount of $500.0 million in connection with the sale and issuance of (i) 485,000,000 of RBA Series A senior preferred shares at a purchase price of $1.00 per share, and (ii) 251,163 shares of RBA common shares at a purchase price of $59.722 per share, pursuant to the securities purchase agreement.

(c)
Represents the total interest expense and amortization of deferred issuance costs for the term loan A facility and the bridge loan facility to be incurred by RBA to fund the mergers as described in the other financing events section above, and the elimination of historical interest expense in connection with the delayed-draw term loan refinancing. Interest expense is calculated using an effective interest rate method. The effective interest rate for the term loan A facility and the bridge loan facility was 7.7% and 12.0%, respectively.

Based upon the estimated balance of the term loan A facility and the bridge loan facility to be incurred, a hypothetical 125 basis point increase in interest rates would increase the interest expense by approximately $25.4 million and $34.8 million for the nine months ended September 30, 2022, and year ended December 31, 2021, respectively; a hypothetical 125 basis point decrease in interest rates would decrease the interest expense by approximately $24.6 million and $33.8 million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively.
(d)
Represents the tax expense (benefit) impact at an estimated blended effective tax rate of 24.31% and 24.00% for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, based on the weighted-average statutory tax rate of the jurisdictions expected to be impacted for each of these periods and is not necessarily indicative of the effective tax rate of RBA following the mergers, which could be significantly different depending on post-acquisition activities, including the geographical mix of income among other factors. The actual tax effects of the mergers will differ from the pro forma adjustments, and the differences may be material.
(e)	Represents the estimated cumulative preferred share dividend associated with the Series A senior preferred shares to be sold and issued in connection with the Starboard investment.
5.	Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022 are as follows:
(a)	Represents the settlement by IAA immediately prior to the closing of the estimated transaction costs to be incurred by IAA in connection with the mergers.
(b)
Represents the adjustments to historical IAA balances to reflect the impact of acquisition accounting as outlined in Note 3 above, based on the total preliminary merger consideration of $7,127.2 million, which consists of (i) cash consideration of $1,712.9 million to be paid to IAA stockholders, (ii) issuance of 70,287,371 RBA common shares with an estimated fair value of $4,228.9 million, (iii) issuance of approximately RBA equity awards covering 653,285 RBA common shares with an estimated fair value of $21.1 million attributable to IAA equity award holders’ pre-combination service, and (iv) repayment of certain existing indebtedness of IAA outstanding as of October 2, 2022 of approximately $1,164.3 million, including accrued interest and prepayment penalties under IAA’s credit facilities and senior notes, as summarized below:

(dollars in millions)
Total merger consideration	$7,127
Less: identifiable net assets acquired(1)	(2,596)
Estimated goodwill	$4,531

IAA historical goodwill	749
Adjustment to goodwill	$3,782

Historical RBA goodwill	947
Pro forma goodwill	$5,478
(1)
The purchase price allocation is based on preliminary estimates of fair value of assets acquired and liabilities assumed. The difference between the estimated total merger consideration and preliminary identifiable net assets acquired is recorded as estimated goodwill. The preliminary purchase price and purchase price allocation are presented in Note 3 above. Upon completion of the fair value assessment after the mergers, it is anticipated that the ultimate purchase price allocation will differ from the preliminary assessment outlined here. Any changes to the initial estimates of the fair value of the acquired assets and assumed liabilities will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. Final consideration will be determined at the closing of the mergers.

Prepaid consigned vehicle charges include inbound tow, titling costs and enhancement charges associated with the receipt of a consigned vehicle for auction. These costs are incurred by IAA and are not reimbursable. Because RBA will not receive a future economic benefit from these deferred costs, they do not qualify for asset recognition in the mergers.
The identifiable net assets acquired includes a deferred tax liability which is associated with the preliminary purchase price allocation and the pro forma adjustments. These purchase accounting adjustments create new differences between the book basis and tax basis of the respective assets. The amount of these adjustments to the unaudited pro forma condensed combined balance sheet is determined by applying the blended statutory rate of approximately 24% to the portion of these adjustments assuming all assets are within U.S jurisdictions.
The acquired right-of-use assets and lease liabilities are measured and recognized based on the remaining future lease payments using RBA’s incremental borrowing rates. The current portion of the lease liability is calculated as the present value of the contractual lease payments for the subsequent twelve months. No amounts were recorded in the unaudited pro forma condensed combined income statements related to the lease adjustment as the amount is not material.
The assumed liabilities include a one-time one percent excise tax incurred on the cash consideration that increases the repurchase excise tax base for IAA concurrent with the Mergers. This tax was added by the Inflation Reduction Act and is effective January 1, 2023.

The adjustments to additional paid-in capital in connection with the acquisition accounting for the mergers are summarized below:
(dollars in millions)
Elimination of IAA historical additional paid-in capital	$(22)
Estimated fair value of RBA common shares to be issued	4,229
Estimated fair value of assumed IAA equity awards attributable to pre-combination service	21
Additional paid-in capital	$4,228
(c)	Represents the settlement of the estimated transaction costs to be incurred by RBA in connection with the mergers.
(d)
Represents the one-time special dividend expected to be approved and declared in connection with the closing of the mergers in an estimated aggregated amount of $120.0 million. The special dividend is expected to be payable in cash to holders of record of RBA common shares as of a pre-closing record date.

6.	Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Income Statement
The adjustments included in the unaudited pro forma condensed combined income statements for the nine months ended September 30, 2022, and for the year ended December 31, 2021 are as follows:
(a)	Represents the elimination of IAA historical amortization expense relate to identifiable intangible assets.
(b)
Represents the recognition of new amortization expense related to acquired identifiable assets based on the estimated fair value as of January 20, 2023. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful lives below:

	Estimated Value	Potential Useful Life
Assets acquired	(dollars in millions)	(years)
Provider and buyer relationships	$2,030	10
Developed technology	150	6
Trade names and trademarks	160	6
Total assets acquired	$2,340
(c)	Represents the elimination of the interest expense associated with IAA’s extinguished credit facilities and senior notes.
(d)
Represents the one-time direct and incremental transaction costs anticipated to be incurred by RBA prior to, or concurrent with, the mergers and are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s accumulated deficit and are assumed to be cash settled.

(e)	Represents the elimination of historical IAA stock-based compensation expense related to IAA equity awards.
(f)	Represents the recognition of new stock-based compensation expense for the post-combination portion of the cancelled and exchanged IAA equity awards.
As IAA restricted stock awards and IAA phantom stock awards granted to non-employee directors will be settled at closing with no future service required, the entire post-combination portion of such awards of $0.4 million will be recognized as compensation expense immediately after the closing of the mergers. Vested IAA options will be cancelled and exchanged to RBA options, and the post-combination fair value step-up that will be expensed immediately after the closing of the mergers is not material. These are non-recurring adjustments.
IAA options, IAA RSU awards and IAA PRSU awards are cancelled and exchanged into 653,285 RBA awards with an estimated aggregate fair value of $32.5 million, of which $11.4 million is attributable to post-combination services and will be recognized as compensation expense throughout the remaining service periods. RBA awards will be subject to the same terms and conditions applicable to the corresponding IAA equity awards, including vesting terms. With respect to any RSU awards that replace IAA PRSU awards, vesting will no longer be subject to the achievement of performance goals and will solely be based on providing continued services to RBA through the end of the applicable service period.
(g)
Represents the pro forma basic and diluted net income per share attributable to the combined entity’s common shareholders presented in conformity with the two-class method required for participating securities as a result of the pro forma adjustments. The two-class method requires income available to common shareholders for the period to be allocated between shares of common stock and participating securities based on their respective rights to receive earnings as if all earnings for the period had been distributed. The Series A senior preferred shares of the combined entity are participating securities that contractually entitle the holders of such shares to participate in the combined entity’s earnings but do not contractually require the holders of such shares to participate in the combined entity’s losses.

The pro forma basic net income per share attributable to the combined entity’s common shareholders is calculated using the historical basic weighted average shares of RBA common shares outstanding, adjusted for the additional new shares of RBA common stock to be issued to consummate the mergers, and the new shares of RBA common stock issued and sold to the Starboard purchasers. Pro forma diluted net income per share attributable to the combined entity’s common shareholders is calculated using the historical diluted weighted average shares of RBA common shares outstanding, adjusted for the additional new shares of RBA common stock to be issued to consummate the mergers, and the new shares of RBA common stock issued and sold to the Starboard purchasers, and the potentially dilutive effect of the exchanged IAA options, IAA RSU awards, and IAA PRSU awards.
The pro forma weighted average shares outstanding used to calculate pro forma basic and diluted net income per share attributable to common shareholders was not adjusted for the potential common shares to be issued to settle the cumulative dividend payments and allocated earnings attributable to the Series A senior preferred shares as such amounts are assumed to be cash settled at the combined entity’s election for purposes of this unaudited pro forma condensed combined financial information. The impact to pro forma basic and diluted net income per share attributable to the combined entity’s common shareholders assuming share settlement of such amounts is not material.
	For the nine months ended September 30, 2022	For the year ended December 31, 2021
	(dollars in millions, except share and per share data)
Numerator:
Net income (loss)	$274	$70
Cumulative dividend related to the issuance of Series A senior preferred shares	(20)	(27)
Allocated earnings to participating securities	(9)	(7)
Pro forma net income attributable to common stockholders	$245	$36

Denominator:
Historical RBA weighted average shares outstanding (basic)	110,750,021	110,315,782
RBA common shares to be issued to IAA stockholders pursuant to the merger agreement(1)	70,287,371	70,287,371
RBA common shares to be issued to holders of assumed IAA equity awards subject to post-closing vesting(2)	314,909	249,001
Common shares issued in connection with the Starboard investment	251,163	251,163
Pro forma weighted average shares (basic)	181,603,464	181,103,317

	For the nine months ended September 30, 2022	For the year ended December 31, 2021
	(dollars in millions, except share and per share data)
Historical RBA weighted average shares outstanding (diluted)	111,858,095	111,406,830
RBA common shares to be issued to IAA stockholders pursuant to the merger agreement(1)	70,287,371	70,287,371
RBA common shares to be issued to holders of assumed IAA equity awards subject to post-closing vesting(2)	484,945	436,216
Pro forma weighted average shares (diluted)	182,630,411	182,130,417

Pro forma net income per share attributable to common shares:
Basic	$1.35	$0.20
Diluted	$1.34	$0.20
(1)
Includes the cancellation and exchange of all 133,769,775 issued and outstanding shares of IAA common stock (including 27,855 shares underlying IAA restricted stock awards), in addition to 59,992 shares underlying IAA phantom stock awards granted to non-employee directors, based on the capitalization activity of IAA as of December 31, 2022, into $12.80 per share in cash, plus an aggregate of 70,287,371 RBA common shares.

(2)
A total of 337,738 granted and outstanding unvested IAA RSU awards and 312,172 shares granted and outstanding of unvested IAA PRSU awards are cancelled and converted into 480,154 shares of RBA RSU awards. The number of such RBA RSU awards vested during the first 12 months and 18 months after the mergers are added to the historical basic RBA common shares outstanding. The weighted average impact to the number of shares added to the historical basic RBA common shares is not material.

7.	Non-GAAP Measures
Below is a description of our unaudited pro forma non-GAAP financial measures. We regularly review the following non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections, and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP or Article 11 of the SEC’s Regulation S-X. Other companies may calculate these measures differently, limiting their usefulness as comparative measures. The non-GAAP measures are presented herein because these are important metrics used by management as one of the means by which it assesses acquisition targets. Moreover, they are frequently used by analysts, investors, and other interested parties to evaluate companies in our industry.
The unaudited pro forma non-GAAP financial measures were derived from and should be read in conjunction with the following SEC filings and incorporated exhibits, which are included or incorporated by reference in this joint proxy statement/prospectus:
•
the non-GAAP financial information within Management’s Discussion and Analysis of Financial Condition and Results of Operations of RBA as of and for the year ended December 31, 2021, included in RBA’s Annual Report on Form 10-K filed with the SEC on February 17, 2022;

•
the non-GAAP financial information within Management’s Discussion and Analysis of Financial Condition and Results of Operations of RBA as of and for the nine months ended September 30, 2022, included in RBA’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022;

•
the non-GAAP financial information within Exhibit 99.1 of IAA as of and for the year ended January 2, 2022, included in IAA’s Current Report (excluding any information and exhibits furnished under Item 2.02 or 7.01) on Form 8-K filed with the SEC on February 11, 2022; and

•
the non-GAAP financial information within Exhibit 99.1 of IAA as of and for the nine months ended October 2, 2022, included IAA’s Current Report (excluding any information and exhibits furnished under Item 2.02 or 7.01) on Form 8-K filed with the SEC on November 7, 2022.

Pro forma adjusted EBITDA and adjusted income have limitations as analytical measures, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	do not reflect interest income, interest expense or other non-operating gains and losses, which may represent an increase to or reduction in cash available to us;
•
exclude non-cash charges for depreciation of property, plant and equipment and amortization of intangible assets, and although the assets being depreciated and amortized may have to be replaced in the future, pro forma adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
do not reflect acquisition costs, restructuring costs, litigation costs or other costs that we do not consider to be routine in nature for the ongoing financial performance of our business, which may represent a reduction in cash available to us;

•	exclude non-cash charges for stock-based compensation expense, which is expected to continue to be part of our compensation strategy;
•	do not reflect provisions for income taxes, which may represent a reduction in cash available to us.
Adjusted pro forma EBITDA is calculated by adding back depreciation and amortization, interest expense, income tax expense, and subtracting interest income from pro forma net income, as well as adding back share-based payments expense, acquisition-related costs, loss (gain) on disposition of property, plant and equipment and related costs, certain non-recurring advisory, legal and restructuring costs, change in fair value of derivatives, and the fair value adjustments related to contingent consideration. Certain historical adjustments which are included in IAA's adjusted EBITDA, and meet RBA's definition, have been included and adjusted for in the pro forma adjusted EBITDA reconciliation below.
Adjusted pro forma net income attributable to common stockholders eliminates the financial impact of adjusting items from pro forma net income attributable to common stockholders that we do not consider to be part of our normal operating results, such as share-based payments expense, acquisition-related costs, amortization of acquired intangible assets, and loss (gain) on disposition of property, plant and equipment and related costs. Also adjusted were certain non-recurring advisory, legal and restructuring costs, the change in fair value of derivatives, loss on redemption and extinguishment of indebtedness and related interest expenses, and the fair value adjustments related to contingent consideration. Certain historical adjustments which are included in IAA's adjusted net income, and meet RBA's definition, have been included and adjusted for in the adjusted pro forma net income attributable to common stockholders reconciliation below.
The following table reconciles adjusted pro forma EBITDA to pro forma net income, the most directly comparable pro forma financial measure:
	For the nine months ended September 30, 2022	For the year ended December 31, 2021
	(dollars in millions)
Pro forma net income	$274	$70
Add: depreciation and amortization	294	382
Add: interest expense	230	287
Less: interest income(1)	(4)	(2)
Add: income tax expense	59	29
Pro forma EBITDA	$853	$ 766
Share-based payment expense(2)	31	30
Acquisition-related costs	15	134
Non-recurring advisory, legal and restructuring costs(3)	7	7
Loss (gain) on disposition of property, plant and equipment and related costs(4)	(168)	(2)
Change in fair value of derivatives	(1)	1
Fair value adjustments related to contingent consideration(5)	5	2
Adjusted pro forma EBITDA	$742	$ 938

(1)	Includes $0.5 million and $0.4 million of interest income for IAA for the nine months ended October 2, 2022 and the year ended January 2, 2022, respectively.
(2)	Includes $3.0 million and $7.0 million of pro forma IAA share-based payment expenses for the nine months ended October 2, 2022 and the year ended January 2, 2022, respectively.
(3)
Includes $2.3 million and $3.3 million of non-recurring IAA retention/severance costs and professional fees costs for the nine months ended October 2, 2022 and the year ended January 2, 2022, respectively.

(4)
Includes $(0.7) million and $(0.1) million of IAA costs related to loss (gain) on disposition of property, plant and equipment for the nine months ended October 2, 2022 and the year ended January 2, 2022.

(5)	Adjustment specific to IAA only activities for respective periods.
The following table reconciles adjusted pro forma net income attributable to common stockholders to pro forma net income attributable to common stockholders, the most directly comparable pro forma financial measure:
	For the nine months ended September 30, 2022	For the year ended December 31, 2021
	(dollars in millions)
Pro forma net income attributable to common stockholders	$245	$36
Share-based payment expense	31	30
Acquisition-related costs	15	134
Amortization of acquired intangible assets(1)	214	280
Non-recurring advisory, legal and restructuring costs	7	7
Loss (Gain) on disposition on property, plant and equipment and related costs	(168)	(2)
Loss on redemption and extinguishment of indebtedness and related interest expenses(2)	10	10
Change in fair value of derivatives	(1)	1
Fair value adjustments related to contingent consideration	5	2
Related tax effects of the above	(41)	(113)
Related allocation of the above to participating securities	(3)	(7)
Adjusted pro forma net income attributable to common stockholders	$314	$378
(1)	Includes the recognition of new amortization expense related to identifiable acquired assets based on the estimated fair values as of January 20, 2023.
(2)	Includes IAA’s loss of extinguishment of debt of $10.3 million for the year ended January 2, 2022.

INTERESTS OF RBA DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS
Other than with respect to continued service for, employment by, and the right to continued indemnification by, RBA, as of the date of this joint proxy statement/prospectus, existing RBA directors and executive officers do not have interests in the mergers that are different from, or in addition to, the interests of other RBA shareholders generally. The RBA board was aware of and considered these factors, among other matters, in reaching its determination that the terms of the merger agreement and the mergers are in the best interests of RBA and its shareholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the mergers and the RBA share issuance, and recommending that RBA shareholders approve the RBA share issuance. See the sections entitled “The Mergers—Background of the Mergers” and “The Mergers—RBA’s Reasons for the Mergers and Recommendation of the RBA Board.”
Following the consummation of the mergers, seven of the current members of the RBA board are expected to continue as members of the RBA board. Erik Olsson, the current Chair of the RBA board, will continue to serve as Chair of the RBA board and Ann Fandozzi, RBA’s current Chief Executive Officer, will continue to serve as the Chief Executive Officer of RBA. The other RBA designees are expected to be Adam DeWitt, Robert G. Elton, Lisa Hook, Sarah Raiss, Jeffrey C. Smith and Carol M. Stephenson. Mr. Smith is not currently a member of the RBA board, but would join the RBA board upon the approval by RBA shareholders of the RBA share issuance proposal and IAA stockholders of the IAA merger proposal pursuant to the terms of the securities purchase agreement between RBA and Starboard. See the section entitled “Recent Developments” for further information.
In addition, RBA’s current executive officers are expected to continue to serve as the executive officers of RBA following the consummation of the mergers.

INTERESTS OF IAA DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS
IAA directors and executive officers may have certain interests in the mergers that may be different from, or in addition to, the interests of IAA stockholders generally. The members of the IAA board were aware of and considered these interests in reaching the determination to approve the merger agreement and recommend to the IAA stockholders that they vote to approve the IAA merger proposal at the IAA special meeting. IAA’s executive officers for purposes of the discussion below are John W. Kett (Chief Executive Officer, President and Director), Susan Healy (Executive Vice President and Chief Financial Officer), Tim O’Day (President, U.S. Operations), Sidney Peryar (Executive Vice President, Chief Legal Officer and Secretary), and Maju Abraham (Senior Vice President and Chief Information Officer).
Treatment of Equity and Equity Based Awards
As described further in the section entitled “The Merger Agreement—Treatment of Equity Awards,” in connection with the first merger, each IAA option, IAA RSU award, and IAA PRSU award will be assumed by RBA, and each IAA restricted stock award and IAA phantom stock award will fully vest, with each share underlying such vested IAA restricted stock awards and IAA phantom stock awards treated as an outstanding share of IAA common stock for purposes of the first merger, including for purposes of receiving consideration with respect to the first merger. In addition, under the terms of the IAA equity plan, if any employee’s, including any executive officer’s, employment with IAA or its successor is terminated without “cause” (as defined in the IAA equity plan) or by the employee for “good reason” (as defined in the employee’s employment agreement to the extent applicable) on or prior to the second anniversary of the closing of the mergers, each of the employee’s IAA stock options, IAA RSU awards and IAA PRSU awards assumed by RBA in connection with the mergers that is unvested and outstanding at the time of such termination of employment will immediately vest in full.
The following table sets forth (i) the number of shares underlying the IAA options, IAA RSU awards, IAA PRSU awards, IAA restricted stock awards, and IAA phantom stock awards, whether vested or unvested, held by each IAA executive officer and director as of January 25, 2023, the latest practicable date to determine these numbers before the filing of this joint proxy statement/prospectus, and (ii) the value of such IAA equity awards as of such date, determined in each case by multiplying (a) the number of shares subject to the IAA equity award by (b) $38.36 (which is the average closing price of a share of IAA common stock over the first five trading days following the first public announcement of the mergers on November 7, 2022), less any applicable exercise price. For information regarding beneficial ownership of IAA common stock held by each of IAA’s directors and named executive officers and all of IAA directors and executive officers as a group, see the section entitled “Security Ownership of IAA Directors and Executive Officers.” Each of IAA’s directors and executive officers will be entitled to receive, for each share of IAA common stock he or she holds, the same consideration in the same manner as other IAA stockholders will receive for a share of IAA common stock in connection with the mergers. In addition, for information regarding the treatment in connection with the mergers of the purchase rights granted to IAA’s executive officers under the IAA ESPP, see the section entitled “Treatment of Purchase Rights Under the IAA ESPP.”
Name	IAA Stock Options (#)(1)	Value ($)	IAA RSU Awards (#)(2)	Value ($)	IAA PRSU Awards (#)(3)	Value ($)	IAA Restricted Stock Awards (#)(4)	Value ($)	IAA Phantom Stock Awards (#)(5)	Value ($)
Directors
John P. Larson	—	—	—	—	—	—	10,575	$405,657	17,801	$682,846
Brian Bales	—	—	—	—	—	—	2,768	$106,180	9,150	$350,994
William Breslin	—	—	—	—	—	—	12,942	$496,455	—	—
Sue Gove	—	—	—	—	—	—	11,918	$457,174	—	—
Lynn Jolliffe	—	—	—	—	—	—	19,517	$748,672	8,859	$339,831
Peter H. Kamin	—	—	—	—	—	—	11,918	$457,174	—	—
Olaf Kastner	—	—	—	—	—	—	9,662	$370,634	—	—
Michael Sieger	—	—	—	—	—	—	3,714	$142,469	—	—

Executive Officers
John W. Kett	41,914	—	55,978	$2,147,316	131,590	$5,047,792	—	—	—	—

Name	IAA Stock Options (#)(1)	Value ($)	IAA RSU Awards (#)(2)	Value ($)	IAA PRSU Awards (#)(3)	Value ($)	IAA Restricted Stock Awards (#)(4)	Value ($)	IAA Phantom Stock Awards (#)(5)	Value ($)
Susan Healy	—	—	16,558	$635,165	12,516	$480,114	—	—	—	—
Tim O’Day	33,811	—	21,647	$830,379	28,930	$1,109,755	—	—	—	—
Sidney Peryar	20,917	—	12,126	$465,153	16,341	$626,841	—	—	—	—
Maju Abraham	15,979	—	9,244	$354,600	12,199	$467,954	—	—	—	—
(1)	Each IAA option included is fully vested.
(2)	Each IAA RSU award included is unvested.
(3)
Each IAA PRSU award included is unvested. As described further below under the section entitled “The Merger Agreement—Treatment of Equity Awards”, each unvested and outstanding IAA PRSU award is being assumed and converted into an RBA award based on the target number of IAA shares of common stock subject to such IAA PRSU award immediately prior to closing of the first merger. Accordingly, the number of shares included for each applicable executive officer represents the target number of shares underlying each IAA PRSU award held by such executive officer as of January 25, 2023.

(4)	Each IAA restricted stock award is unvested.
(5)	Each IAA phantom stock award held by each director is fully vested with the exception of unvested IAA phantom stock awards covering 3,714 shares of IAA common stock held by Brian Bales.
Treatment of Purchase Rights Under the IAA ESPP
Pursuant to the terms of the merger agreement, the IAA ESPP has been suspended, and the final option period in effect on the date of the original merger agreement ended on November 30, 2022, with each outstanding purchase right held by IAA’s employees, including IAA’s executive officers, having been exercised shortly thereafter using the participants’ accumulated contributions.
Severance Entitlements
Each IAA executive officer is a party to an IAA employment agreement, which provides for the severance benefits described below. If IAA terminates an executive officer’s employment without “cause” or provides notice that the executive officer’s employment agreement will not be extended or further extended, or if the executive officer terminates his or her employment for “good reason” (such terms as defined in the employment agreement and each such termination, a “qualifying termination”), the executive will be entitled to receive: (i) a severance payment equal to a multiple of the sum of the executive’s base salary then in effect plus the executive’s target annual bonus for the year of termination, payable in substantially equal installments over the applicable severance period, (ii) payment of a pro-rata portion of any annual bonus actually earned for the year of termination, and (iii) reimbursement of premiums to continue medical benefits coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for up to 18 months (or 12 months in the case of Mr. Abraham). The severance multiples are two for Mr. Kett, one for Mr. Abraham, and one and one half for the other executive officers.
In addition, if, within two years following a “change in control” of IAA (which term has the same meaning as in the IAA equity plan and includes the consummation of the mergers), an executive officer experiences a qualifying termination, the executive officer’s severance multiple will be increased and all of the executive officer’s outstanding and unvested equity awards granted under the IAA equity plan will receive full accelerated vesting (with any in-progress performance-based awards to vest at a minimum of the target performance level). Mr. Abraham’s COBRA benefits period will also cover up to 18 months instead of 12 months. The change in control severance multiples in this case are three for Mr. Kett, one and one half for Mr. Abraham, and two and one half for the other executive officers.
If an executive officer’s employment terminates as a result of the executive’s death or disability, the executive will be entitled to receive: (i) payment of a pro-rata portion of any annual bonus actually earned for the year of termination, and (ii) reimbursement of premiums to continue medical benefits coverage under COBRA for up to 18 months (or 12 months in the case of Mr. Abraham).
Each executive officer’s receipt of the severance benefits described above is subject to the executive’s execution and the effectiveness of a release of claims in favor of IAA and compliance with the ownership of work product and nondisclosure restrictions, as well as one-year noncompetition and non-solicitation restrictions, contained in each executive’s IAA employment agreement.

No executive officer is entitled to receive a “gross-up” or similar payment for any excise taxes that may become payable in connection with a change in control pursuant to Sections 280G and 4999 of the Code, and, depending on what results in the best after-tax benefit for the executive, benefits may be “cut back” instead in such circumstances.
No amendment or modification to any executive’s IAA employment agreement was entered into in connection with or in specific contemplation of the transactions.
2023 Annual Bonuses
RBA has agreed to pay a cash bonus to each continuing employee, including any IAA executive officer who is a continuing employee, who participates in an annual incentive plan or similar incentive plan of IAA in respect of the fiscal year in which the closing occurs based on actual performance of the applicable performance goals at the ordinary time such payments are made (and in any event no later than March 2024), subject to the continuing employee’s continued employment with RBA or one of its affiliates through the payment date, except if a continuing employee’s employment is terminated without cause (or, to the extent such continuing employee’s employment agreement includes severance payable upon a “good reason” termination, a termination by such continuing employee for “good reason” (as defined in the applicable employment agreement)), such continuing employee will be entitled to payment of his or her bonus for the fiscal year in which the closing occurs, prorated based on the number of calendar days elapsed during the 2023 fiscal year through the date of termination and based on actual performance through the date of termination, subject to the execution and the effectiveness of a general release of claims in favor of RBA and its affiliates and the effectiveness of such release.
Transaction Bonuses
Under the merger agreement, IAA may, but is not obligated to, establish a transaction bonus program for employees, including certain executives, payable in cash of up to $6,000,000 in the aggregate (the “transaction bonus program”). The transaction bonus program was negotiated by IAA to assist IAA management and the IAA compensation committee in retaining the most valuable IAA employees and to help ensure IAA experiences minimal disruption in connection with the transactions. Awards under the transaction bonus program will be allocated to employees of IAA by its Chief Executive Officer or his designees or the IAA compensation committee, following reasonable consultation with RBA in advance of the implementation of the transaction bonus program. Bonuses payable under the transaction bonus program will become payable on the date of the closing of the mergers, subject to the applicable employee’s continued employment through such date and will be paid no later than 30 days following the date of the closing of the mergers. The aggregate amount of bonuses that the IAA compensation committee may, but is not obligated to, pay certain IAA executive officers together with IAA’s Senior Vice President, Chief Transformation Officer; Senior Vice President, Sales and Chief Commercial Officer, U.S.; Senior Vice President, Chief People Officer; Senior Vice President, Global Marketing and Communications; and Senior Vice President, International Operations under the transaction bonus program will not exceed $900,000 and Mr. Kett is not eligible to participate in the transaction bonus program. As of the date of the filing of this joint proxy statement/prospectus, IAA anticipates that transaction bonus awards will be granted to certain IAA eligible executive officers under the transaction bonus program in the following amounts: $250,000 for Ms. Healy, $250,000 for Mr. Peryar, $175,000 for Mr. O’Day, and $100,000 for Mr. Abraham.
Retention Bonuses
Under the merger agreement, IAA may, but is not obligated to, establish a retention bonus program payable in cash of up to $19,000,000 in the aggregate (the “retention bonus program”). The retention bonus program was negotiated by IAA to assist IAA management and the IAA compensation committee in retaining the most valuable IAA employees and to help ensure IAA experiences minimal disruption in connection with the transactions. Awards under the retention bonus program may be allocated to employees of IAA and its subsidiaries, including executive officers of IAA, in amounts and on terms reasonably determined, by IAA’s Chief Executive Officer or his designees or the compensation committee of the IAA board, and such allocation and the payment terms of bonuses under the retention bonus program will be subject to the consent of RBA reasonably in advance of the implementation of the retention bonus program, except (i) such awards will include double-trigger protection upon a termination of employment by RBA or its affiliates (including IAA) without “cause” (as defined in the IAA equity plan) or a termination of employment by the employee for “good reason” (as defined in the applicable employee’s employment agreement with IAA, to the extent applicable), subject to the applicable employee’s execution and the effectiveness of a general release of claims in favor of RBA and its affiliates in a form provided by RBA, and (ii) such awards will not be conditioned on the employee waiving any existing right to accelerated vesting or severance compensation and benefits upon a termination without “cause” or by the employee for “good reason” (to the extent applicable). Bonuses payable under the retention bonus program will be payable after the consummation of the mergers and are expected to be paid to IAA employees that remain employees of the combined company for at least a period of time after closing. As of the date of the filing of this joint proxy statement/prospectus, no determination has been made whether an award will be granted to any of those certain IAA eligible executive officers under the retention bonus program, which are the same as those executive officers eligible for awards under the transaction bonus program described above. The IAA compensation committee does not anticipate proposing that Mr. Kett receive any payments under the retention bonus program.
280G Mitigation Actions
If payments made or to be made to executive officers would reasonably be expected to constitute parachute payments (within the meaning of Section 280G of the Code), IAA may, following good faith consultation with RBA reasonably in advance of taking any such actions, take the following steps to eliminate or mitigate the potential impact of Section 280G of the Code on past or future payments to the executive officers, including, but not limited to (i) accelerating into fiscal year 2022, as applicable (a) the vesting and/or income inclusion of IAA RSU awards or IAA PRSU awards that would otherwise vest prior to the closing of the mergers, subject to claw back of the total value realized by the executive officer if the executive officer voluntarily terminates employment (excluding termination for “good reason” (as defined in the applicable employment agreement)) or the executive officer’s employment is terminated by IAA for “cause” (as defined in the applicable employment agreement) before the date such awards otherwise would vest, or (b) payment of annual bonus amounts in respect of fiscal year 2022 subject to claw back of the total value realized by the executive officer in the event the executive officer voluntarily terminates employment (excluding termination for “good reason” (as defined in the applicable employment agreement)) or the executive officer’s employment is terminated by IAA for “cause” (as defined in the applicable employment agreement) before the date such bonuses would otherwise be paid. Following good faith consultation with RBA, IAA accelerated into fiscal year 2022 the payment of annual bonus amounts in respect of fiscal year 2022 for certain of its executive officers in the following amounts: $658,193 for Mr. Kett, $287,456 for Mr. O’Day, $274,023 for Ms. Healy, and $200,234 for Mr. Peryar.
Continuing Employee Benefits
As described in the section entitled “The Merger Agreement—Employee Benefits Matters,” the merger agreement requires RBA to continue to provide certain compensation and benefits for one year following the closing of the mergers to all IAA employees, including IAA’s executive officers, who remain employed by IAA following closing of the mergers.
Potential for Future Arrangements
While, as of the date of the filing of this joint proxy statement/prospectus, none of IAA’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with RBA or its affiliates regarding continued service with RBA or its affiliates after the closing of the mergers, it is possible that RBA or its affiliates may enter into service, employment or other arrangements with IAA’s directors or executive officers in the future.
Director and Officer Indemnification and Insurance
Pursuant to the terms of the merger agreement, IAA directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the mergers. For a more detailed description of the provisions of the merger agreement relating to director and officer indemnification, please see the section entitled “The Merger Agreement—Indemnification and Insurance.”
RBA Agreement to Appoint IAA Directors to Board of Combined Company
RBA has agreed to add three of IAA’s current directors to the RBA board at the effective time. The IAA designees are expected to consist of Timothy James O’Day and three of Brian Bales, William Breslin, John Kett and Michael Sieger, each of whom has been deemed acceptable by the nominating and corporate governance committee of the RBA board. IAA has not determined which of Brian Bales, William Breslin, John Kett and Michael Sieger will not be joining the combined company board, but will make and disclose such determination prior to the special meetings. For more information, see the sections entitled “The Mergers—Combined Company’s Board of Directors and Executives Following the Mergers” and “Recent Developments.”
Quantification of Potential Payments and Benefits to IAA Named Executive Officers in Connection with the Mergers
In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of the IAA named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the mergers and that will or may be paid or become payable to the named executive officer either immediately at the closing of the mergers (i.e., on a “single-trigger” basis) or in the event of a termination of employment of the named executive officer without cause or a resignation of employment by the named executive officer for good reason within a limited period of time following the closing of the mergers (i.e., on a “double-trigger” basis).
The potential payments in the tables below are quantified in accordance with Item 402(t) of Regulation S-K. The estimated values below assume: (i) pursuant to applicable SEC rules, the mergers are completed on January 25, 2023 (which is the latest practicable date before the filing of this joint proxy statement/prospectus); (ii) on January 25, 2023, each named executive officer’s employment is either terminated by IAA without cause or the named executive officer resigns his or her employment for good reason; (iii) pursuant to SEC rules, the value of the vesting acceleration for each outstanding IAA equity award held by a named executive officer is equal to (a) the aggregate number of unvested shares subject to the equity award (or for any IAA PRSU award, the aggregate target number of shares subject to the award) as of January 25, 2023 that are accelerating multiplied by (b) $38.36 (which is the average closing price of a share of IAA common stock over the first five trading days following the first public announcement of the merger agreement on November 7, 2022) less any applicable exercise price of the equity award; (iv) for purposes of calculating the severance benefits triggered, the named executive officers’ salary and target bonus are those in effect as of January 25, 2023; (v) no named executive officer receives any additional equity grants between January 25, 2023 and the closing of the mergers; and (vi) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the closing of the mergers, additional compensation or benefits. Please note the payment and benefit amounts disclosed below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the closing of the mergers. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the closing of the mergers, or the value of payments or benefits that are not based on or otherwise related to the mergers.
Golden Parachute Compensation(1)
Named Executive Officer(2)	Cash ($)(3)	Equity ($)(4)	Perquisites Benefits ($)(5)	Other ($)(6)	Total ($)
John W. Kett	$5,024,178	$7,195,108	$44,323	—	$12,263,609
Susan Healy	$2,257,449	$1,115,279	$14,483	$250,000	$3,637,211
Tim O’Day	$2,368,108	$1,940,134	$44,323	$175,000	$4,527,565
Sidney Peryar	$1,792,894	$1,091,994	$14,774	$250,000	$3,149,662
Maju Abraham	$869,235	$822,554	$24,607	$100,000	$1,816,396
Vance Johnston	—	—	—	—	—
(1)
The conditions under which each of these payments and benefits are to be provided are further described above in this section entitled “—Interests of IAA Directors and Executive Officers in the Mergers.” and in the footnotes below. Under each named executive officer’s IAA employment agreement, if payments or benefits payable to the named executive officer would be subject to the excise tax imposed by Section 4999 of the Code, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after tax basis, receiving a larger portion, up to and including full payment, of such amounts. The effect of this provision and any related cut backs are not reflected in the values disclosed in this table.

(2)
Under relevant SEC rules, IAA is required to provide information in this table with respect to its “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of IAA’s most recent proxy statement. While disclosure is, therefore, required with respect to Vance Johnston, IAA’s former Chief Financial Officer, he terminated employment with IAA on September 1, 2021 and will not receive any compensation that is based on or otherwise relates to the mergers.

(3)
The amounts in this column represent the “double-trigger” cash severance payments that each applicable named executive officer may become entitled to receive under his or her IAA employment agreement, as described in more detail in this section entitled “—Severance Entitlements.” The table below sets forth the breakdown of these payments. Value changes as compared to the joint proxy statement/prospectus filed on December 14, 2022 reflect the correction of certain calculation and typographical errors and are not the result of any changes to, or amendments of, the cash severance payments that the applicable named executive officer may become entitled to under his or her IAA executive agreement.

Name	Severance Payment- Change in Control Severance Multiple Times Sum of Salary plus Target Bonus ($)	Severance Payment- Pro-Rata Bonus ($)	Total Value ($)
John W. Kett	$4,961,250	$62,928	$5,024,178
Susan Healy	$2,231,250	$26,199	$2,257,449
Tim O’Day	$2,340,625	$27,483	$2,368,108
Sidney Peryar	$1,773,750	$19,144	$1,792,894
Maju Abraham	$853,875	$15,360	$869,235
Vance Johnston	—	—	—
(4)
The amounts in this column represent the “double-trigger” vesting acceleration benefits that each applicable named executive officer may become entitled to receive under the IAA equity plan, as described in more detail in this section entitled “—Equity and Equity Based Awards.” The breakdown of the vesting acceleration value by award type is set forth in the table below.

Name	Value of Unvested IAA RSU Awards ($)	Value of Unvested IAA PRSU Awards ($)
John W. Kett	$2,147,316	$5,047,792
Susan Healy	$635,165	$480,114
Tim O’Day	$830,379	$1,109,755
Sidney Peryar	$465,153	$626,841
Maju Abraham	$354,600	$467,954
Vance Johnston	—	—
(5)
The amounts in this column represent the “double-trigger” COBRA reimbursement benefit that each applicable named executive officer may become entitled to receive under his or her IAA employment agreement.

(6)
The amounts in this column represent the “single-trigger” transaction bonus that each applicable named executive officer may become entitled to receive, as described further above in the section entitled “—Transaction Bonuses.”

IAA stockholders are being asked to approve, on a non-binding, advisory basis, the “golden parachute compensation” described above for IAA named executive officers. Because the vote to approve such compensation is advisory only, it will not be binding on IAA, the IAA board or RBA. Accordingly, if the IAA merger proposal is approved by the IAA stockholders and the mergers are completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described above in the footnotes to the “golden parachute compensation” table and under this section entitled “Interests of IAA Directors and Executive Officers in the Mergers.”

COMBINED COMPANY’S BOARD OF DIRECTORS AND EXECUTIVES FOLLOWING THE MERGERS
At the effective time, in accordance with the merger agreement, the RBA board will consist of twelve directors, including eight directors designated by RBA who are expected to consist of Erik Olsson, who will continue as Chair of the RBA board, Ann Fandozzi, who will continue as Chief Executive Officer of RBA, and Adam DeWitt, Robert G. Elton, Lisa Hook, Sarah Raiss, Jeffrey C. Smith and Carol M. Stephenson. Mr. Smith is not currently a member of the RBA board, but would join the RBA board upon the approval by RBA shareholders of the RBA share issuance proposal and IAA stockholders of the IAA merger proposal pursuant to the terms of the securities purchase agreement between RBA and Starboard. See the section entitled “Recent Developments” for further information. The merger agreement provides that the IAA designees will be reasonably acceptable to the nominating and corporate governance committee of the RBA board and with respect to at least three of the designees, will be independent under the rules and regulations of the NYSE and applicable Canadian securities laws as of immediately following the effective time. The IAA designees are expected to consist of Timothy James O’Day and three of Brian Bales, William Breslin, John Kett and Michael Sieger, each of whom has been deemed acceptable by the nominating and corporate governance committee of the RBA board. IAA has not determined which of Brian Bales, William Breslin, John Kett and Michael Sieger will not be joining the combined company board, but will make and disclose such determination prior to the special meetings.
In the event that, prior to the closing, any of the RBA designees or IAA designees notifies either party that he or she is unable or unwilling to serve at the effective time, RBA or IAA shall promptly designate a replacement RBA designee or IAA designee, as applicable. See below for certain biographical information regarding Mr. Smith and each of the IAA designees. See also the section entitled “Recent Developments.” Information regarding RBA’s existing directors can be found in RBA’s definitive proxy statement for its 2022 Annual Meeting of Shareholders filed with the SEC on March 15, 2022. See the section entitled “Where You Can Find More Information.”
Jeffrey C. Smith
RBA Director Designee
Age: 49

Skills and Qualifications
•	Extensive experience as an active change agent investor.
•	Worked with more than 50 different public companies to improve operations, strategy and corporate governance for the benefit of stockholders.
Career Highlights
•
Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, which he founded in April 2011, with a spin-off of the existing Value and Opportunity Fund.

•	Chair of the board of directors of Papa John’s International, Inc. (Nasdaq: PZZA).
•	Member of the board of directors of Cyxtera Technologies, Inc. (Nasdaq: CYXT).
•
From January 1998 to April 2011, at Ramius LLC, a subsidiary of the Cowen Group, Inc., where he was a Partner and Managing Director and the Chief Investment Officer of the funds that comprised the Value and Opportunity investment platform.

•	Prior to joining Ramius LLC in January 1998, served as Vice President of Strategic Development and a director of The Fresh Juice Company, Inc.
•	Began his career in the Mergers and Acquisitions department at Société Générale.

Brian Bales
IAA Independent Director	Current IAA Board Committees:
since June 2019	Risk & Sustainability Committee (Chair)
Age: 59	Audit Committee
Transaction Committee
Skills and Qualifications
•
Significant management experience, including as a leader at a Fortune 300 company with extensive experience in business strategy, transformational growth including mergers, acquisitions & divestitures, risk management & oversight, commercial real estate & infrastructure development, capital markets, capital allocation and investor relations, enables him to provide the RBA board with additional perspectives on RBA’s operations.

•
Extensive leadership oversight of environmental and sustainability initiatives, including the development and measurement of goals designed to benefit the environment and society while enhancing the foundation and profitability of a business for the long-term.

Career Highlights
•	Executive Vice President, Chief Development Officer, at Republic Services, Inc., a leader in the U.S. environmental services industry, since 2015.
•	Executive Vice President, Business Development at Republic Services, Inc. from 2008 to 2015, and Vice President, Corporate Development, from 1998 to 2008.
•	Held roles of increasing responsibility in finance and business development for Ryder System, Inc. from 1993 to 1998.
•	Chief Financial Officer for EDIFEX & VTA Communications from 1988 to 1993.
•	Began his professional career as an accountant with Price Waterhouse, now PricewaterhouseCoopers, from 1986 to 1988.
•	Graduate of the University of Tennessee (BS, Business Administration) and Certified Public Accountant.

William (Bill) Breslin
IAA Independent Director	Current IAA Board Committees:
since June 2019	Compensation Committee
Age: 73	Nominating & Corporate Governance Committee
Skills and Qualifications
•	Senior executive leadership and board of directors experience enables him to offer the RBA board a seasoned corporate governance perspective.
•	Significant experience in consulting, claims management, and loss management solutions across the insurance and automotive industries.
Career Highlights
•	Advisor of Buckle TPAs which provides claim services for Gateway Insurance Company from 2020-2022.
•	Founder and CEO of Wenonah Consulting, which specializes in delivering service, expense and loss management solutions to claims operations across the insurance industry, since 2009.
•	President of Vericlaim Repair Solutions, a managed repair network of certified local, regional and national contractors, from 2011 to 2017.
•
Executive Vice President and Chief Operating Officer at TriServ Alliance, a claims management organization established by seven Blue Cross Blue Shield companies to service 2.9 million customers in nine states, from 2008 to 2009.

•	Led the claims function as Senior Vice President of Claims for USAA from 1999 to 2008; for GE Financial Assurance from 1996 to 1999; and for Prudential Insurance from 1974 to 1996.
•	Member of the Board of Directors of Insight Services Group, which provides fraud investigations and Independent Medical evaluations for the industry, since 2014.
•	Board member of West Hill Global, Inc., which is a property management repair business, from 2018 to 2020.
•	Board member of Summit TopCo GP, LLC Classic Collision, which provides automobile repair services, since March 2020.
•	Board member of ABRA Auto Body and Glass, a network of auto body repair facilities for the industry, from 2011 to 2019.
•	Board member of Pronto Insurance from 2014 to 2018.
•	Board member of Enservio, Inc, a contents replacement company for homeowner claims, from 2010 to 2016.
•	EVP at Triserv Alliance, building a company to provide health care for the military and their families in the southern region, from 2008 to 2009.
•	Graduate of Southern Benedictine College (BA, Education).

John W. Kett
IAA Chief Executive Officer	Current IAA Board Committees:
director since June 2019	Operations Committee
Age: 59	Transaction Committee
Skills and Qualifications
•	Significant knowledge and understanding of IAA’s data, services, operations and business environment.
•
Extensive business, management and operational experience as senior executive and CEO in the automotive, insurance claims, technology and services industries, which provides him with perspective into RBA’s challenges, operations, and strategic opportunities.

Career Highlights
•	Chief Executive Officer of IAA since May 2014.
-	Served a variety of executive roles in his nearly 20 years with IAA, helping IAA become an independent public company in 2019.
-	In 2021, IAA generated $1.83 billion in revenue.
-	Served as Senior Vice President of Planning and Business Development, CFO and President between 2001 and 2014.
•	On the national board of directors for SkillsUSA since 2017.
•	On the Executive Advisory Council to the Northern Illinois University College of Business.
•	On the Ravinia Board of Trustees, as well its DEI subcommittee.
•	An active member of the Economic Club of Chicago, Alliance of Chief Executives, and in 2020 became a Trustee of the Committee for Economic Development (CED).
•	Held senior financial roles at Central Steel and Wire Co., Safelite Glass Corporation, Newark Electronics and Deloitte LLP between 1985 and 2001.
•	Graduate of Northern Illinois University and Northwestern University (MBA).

Michael Sieger
IAA Independent Director	Current IAA Board Committees:
since June 2022	Nominating & Corporate Governance Committee
Age: 61
Skills and Qualifications
•
RBA’s board Extensive experience and leadership in the automotive insurance industry from over three decades with The Progressive Corporation (NYSE: PGR) enables him to provide significant insight and be a valuable resource to RBA’s board with respect to the risks and opportunities facing RBA’s business.

•	Possesses strong public company executive management experience, as well as significant strategic planning experience.
Career Highlights
•	Claims President with Progressive from 2015 until his retirement in January 2022.
•	Served in various other positions at Progressive from 1990 to 2015:
-	General Manager Claims Process from 2007 to 2015.
-	General Manager Northeast Field Claims from 1999 to 2007.
-	General Manager WA and PA from 1996 to 1999.
-	Product Manager MS from 1992 to 1996.
-	Product Manager Corporate Marketing from 1990 to 1992.
•	Consultant at Frank Lynn & Associates from 1989 to 1990.
•	Serves on the board of directors of nonprofits Bellefaire JCB and the Jewish Federation of Cleveland.
•	Graduate of the University of Chicago Graduate School of Business (MBA) and Case Western Reserve University (BS, Electrical Engineering).

Timothy James O’Day
Current IAA Board Committees:
None
Age: 64
Skills and Qualifications
•	Senior executive leadership and board of directors experience, coupled with accounting expertise, enables him to offer the RBA board a seasoned corporate governance perspective.
•	Significant experience in collision repair and glass repair across the automotive industry.
Career Highlights
•	President and CEO of Boyd Group Services Inc. (TSX: BYD) (“Boyd”), one of the largest automotive collision repair, glass repair and glass replacement companies in North America, since 2020.
-	Board member of Boyd, since 2019, and board member of Boyd’s predecessor, Boyd Group Income Fund, from 2012 to 2019.
-	President & COO of Boyd and Boyd Group Income Fund, from 2017 to 2019.
-	Chief Operating Officer of Boyd Group US Inc., a subsidiary of Boyd, from 2004 to 2016.
•	VP of Operations at Gerber Collision & Glass Inc., an automobile collision repair company, from 1998 to 2004.
•	Western Division Vice President at Midas International, LLC, a chain of automotive service centers, from 1992 to 1998.
•
Board member of I-CAR, a nonprofit organization established to deliver increasingly accessible, on-demand and relevant education, knowledge, services and solutions for the Collision Repair Inter-Industry, from 2013 to 2022.

•
Board member of the Collision Repair Education Foundation, a nonprofit organization dedicated to supporting collision repair educational programs, schools, and students to create qualified, entry-level employees and connect them with an array of career opportunities, from 2010 to 2016.

•	Graduate of Michigan State University (B.S., Accounting).
In the event that the closing occurs prior to the date of RBA’s annual general meeting of holders of RBA common shares held during the calendar year ended December 31, 2023 (“RBA 2023 annual meeting”), RBA will afford each of the IAA designees then serving on the RBA board the opportunity to stand for re-election to the RBA board at the RBA 2023 annual meeting; so long as (i) the RBA nominating committee has not determined in good faith following reasonable consultation with the applicable IAA designee that such IAA designee is no longer reasonably acceptable to the RBA nominating and corporate governance committee to serve on the RBA board as a result of a material adverse development related to such IAA designee (which will not relate to such IAA designee’s experience, expertise or qualifications) that occurs following (or of which RBA did not have knowledge prior to) the effective time of the first merger, and (ii) if such IAA designee was independent under the rules and regulations of the NYSE and applicable Canadian securities laws as of immediately following the effective time of the first merger, such IAA designee remains independent under such rules and regulations. In the event that any IAA designee is not nominated for re-election to the RBA board at the RBA 2023 annual meeting as discussed above, the RBA nominating committee will (A) reasonably consult with the other IAA designees in connection with selecting a replacement nominee and (B) consider in good faith the reasonable recommendations of such other IAA designees for the appropriate individual to serve as a replacement nominee. Prior to the effective time, RBA will take all actions necessary or appropriate to procure the resignation of any directors serving on the RBA board who are not RBA designees to become effective as of the effective time.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following discussion is a summary based on present law of certain U.S. federal income tax considerations that may be relevant to U.S. holders of IAA common stock that exchange their shares of IAA common stock for the merger consideration in connection with the mergers, and that hold and dispose of RBA common shares received in the mergers. This discussion is based upon the Code, the Treasury Regulations, judicial authorities and published positions of the IRS, all as currently in effect, and all of which are subject to change or differing interpretations possibly with retroactive effect, which could affect the accuracy of the statements and conclusions set forth herein.
This discussion is for general information only and is not a complete description of all tax considerations that may be relevant to IAA stockholders; it is not a substitute for tax advice. It applies only to holders that hold their shares of IAA common stock and will hold the RBA common shares received in the mergers, as capital assets within the meaning of Section 1221(a) of the Code (generally, property held for investment) and that use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to IAA stockholders in light of their particular circumstances, nor does it apply to holders subject to special rules under the U.S. federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organizations, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, certain former U.S. citizens or long-term residents, pension funds, individual retirement and other tax-deferred accounts, “controlled foreign corporations,” “passive foreign investment companies,” “personal holding companies,” persons that directly, indirectly or constructively, own or at any time during the five-year period ending on the closing date owned, 5% or more of the total combined voting power or value of any class of IAA or RBA stock, persons who received their shares of IAA common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders of IAA common stock that exercise appraisal or dissenters’ rights, U.S. holders that hold their shares of IAA common stock, or that will hold RBA common shares, in connection with a permanent establishment or fixed base outside the United States, or holders that hold their shares of IAA common stock or RBA common shares as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to U.S. federal taxes other than the income tax (such as estate or gift taxes), the special tax accounting rules under Section 451(b) of the Code with respect to income being recognized on an “applicable financial statement,” any U.S. state and local, or non-U.S. tax laws or considerations, the Medicare tax on net investment income, the alternative minimum tax, any considerations with respect to any withholding required under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements or tax consequences of other transactions effectuated before, subsequent to or concurrently with the mergers (whether or not in connection with the mergers).
Under Section 367(a) of the Code and the Treasury Regulations thereunder, special rules may apply to any “five percent transferee shareholder” of RBA within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) (generally a person that actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of RBA immediately following the mergers). The following discussion of U.S. federal income tax consequences of the mergers does not pertain to any IAA stockholder that is a five percent transferee shareholder. Each such person is urged to consult their own tax adviser regarding the U.S. federal income tax consequences of the mergers in such person’s particular circumstances, including with respect to the possibility of entering into a “gain recognition agreement” and otherwise complying with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain. Any IAA stockholder that is five percent transferee shareholder and that does not enter into a valid gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8 and comply with that agreement and any other requirements of Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain is referred to as an “excepted shareholder.”
Under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, a foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation and certain other conditions are met. Based on the percentage of the merger consideration to be received by shareholders of IAA in the transaction that is comprised of RBA shares, such conditions are not expected to be met and thus the transaction is not expected to cause RBA to be treated as a U.S. corporation. The discussion below assumes that the RBA is not treated as a U.S. corporation for U.S. federal income tax purposes as a result of the transaction. See the section entitled “Risk Factors—The IRS may not agree that RBA should be treated as a foreign corporation for U.S. federal income tax purposes.”
As used in this section, “U.S. holder” means a beneficial owner of shares of IAA common stock and of RBA common shares received in the mergers, that is, for U.S. federal income tax purposes: (i) a citizen or individual who is a resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanging its shares of IAA common stock for the merger consideration, or holding or disposing of RBA common shares, generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold shares of IAA common stock should consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of participating in the mergers and acquiring, owning and disposing of RBA common shares.
The following discussion does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the mergers or to the ownership and disposition of RBA common shares. All holders of IAA common stock should consult their own tax advisors as to the specific tax consequences to them of the mergers and of the ownership and disposition of RBA common shares, including with respect to reporting requirements and the applicability and effect of any U.S. federal, state, local, non-U.S. or other tax laws in light of their particular circumstances.
U.S. Federal Income Tax Consequences of the Mergers
In General
RBA and IAA intend that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the mergers to result in gain recognition by holders of IAA common stock that exchange their shares of IAA common stock for the merger consideration (other than any excepted shareholder). The obligation of IAA to complete the mergers is conditioned upon the receipt of an opinion from Cooley LLP, counsel to IAA, or another nationally recognized tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the mergers will not result in gain recognition under Section 367(a)(1) of the Code by persons who are IAA stockholders immediately prior to the effective time (other than any excepted shareholder). This opinion will be based on certain facts, representations, assumptions and statements, including those contained in the merger agreement and in tax representation letters provided by RBA and IAA. If any of these facts, representations, assumptions or statements underlying the tax opinion described above is or becomes incorrect, incomplete, or is violated, then the validity of, and the conclusions reached in, such tax opinion may be affected or jeopardized, and the U.S. federal income tax consequences of the mergers could differ materially from those discussed below. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein.
Moreover, the opinion will not be binding on the IRS or the courts, and neither RBA nor IAA intends to obtain a ruling from the IRS with respect to the tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth in such opinion or the tax consequences described in the discussion below. In particular, if the mergers were to fail to qualify as a reorganization for U.S. federal income tax purposes, U.S. holders of IAA common stock would be required to recognize gain or loss on their exchange of IAA common stock for the merger consideration. If the mergers qualified as a reorganization but were to fail to satisfy certain requirements set forth in Treasury Regulations promulgated under Section 367(a)(1) of the Code, U.S. holders would be required to recognize the full amount of any gain, but not loss, on their exchange of IAA common stock for the merger consideration.
On the basis of the opinion described above that the mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code generally will not apply to cause the mergers to result in gain recognition to U.S. holders of IAA common stock that exchange their shares of IAA common stock for the merger consideration (other than any excepted shareholder), the following discussion describes certain U.S. federal income tax consequences of the mergers to U.S. holders of IAA common stock (other than excepted shareholders).
Tax Consequences to U.S. Holders of IAA Common Stock
U.S. holders of IAA common stock that exchange their shares of IAA common stock for a combination of RBA common shares and cash in the mergers will generally recognize gain (but would not be permitted to recognize loss) in an amount equal to the lesser of: (i) the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) received by such U.S. holder in the mergers; and (ii) the excess, if any, of (a) the sum of the amount of cash (excluding cash received in lieu of fractional RBA common shares, if any) plus the fair market value of the RBA common shares (including any fractional RBA common share deemed received) received by such U.S. holder in exchange for its shares of IAA common stock in the mergers, over (b) such U.S. holder’s tax basis in its shares of IAA common stock exchanged. A U.S. holder’s tax basis in their IAA common stock will generally be equal to the amount paid for such stock.
Subject to the discussion below regarding potential dividend treatment, any such gain generally will be capital gain. Any such capital gain will be long-term capital gain if, as of the first merger effective time, the U.S. holder’s holding period with respect to the surrendered shares of IAA common stock exceeds one year. A non-corporate U.S. holder’s long-term capital gain may be taxed at lower rates.
In certain circumstances, cash consideration received in a transaction otherwise qualifying as a reorganization may be characterized as a dividend for U.S. federal income tax purposes, rather than capital gain, where the payment of such cash consideration has the effect of a distribution of a dividend. Whether the payment of such consideration has that effect is generally determined by treating the cash as if it were the proceeds of a hypothetical redemption by the acquirer (or its parent) of additional share consideration deemed issued in the acquisition. If the receipt of cash in such deemed redemption were treated as a distribution to the U.S. holder with respect to its RBA stock under the tests set forth in Section 302 of the Code, the gain recognized pursuant to the mergers by such U.S. holder would be treated as dividend income to the extent of such U.S. holder’s ratable share of the accumulated earnings and profits as calculated for U.S. federal income tax purposes. The IRS has ruled that gain generally is not recharacterized as a dividend under this rule in the case of an exchanging shareholder in a public corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. Because the possibility of dividend treatment depends primarily upon each U.S. holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to them.
The aggregate tax basis of the RBA common shares a U.S. holder receives in the mergers (including any fractional RBA common share deemed received) will generally be the same as such U.S. holder’s aggregate tax basis in its shares of IAA common stock surrendered in exchange therefor, decreased by the amount of cash (excluding cash received in lieu of fractional shares, if any) such U.S. holder receives and increased by the amount of gain (excluding any gain recognized with respect to cash received in lieu of a fractional share), if any, such U.S. holder recognizes in the mergers. The holding period of the RBA common shares received by a U.S. holder in the mergers will include such U.S. holder’s holding period in the shares of IAA common stock surrendered in the mergers.
U.S. holders who hold shares of IAA common stock with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or at different prices, should consult with their own tax advisors with respect to the particular U.S. federal income tax consequences of the mergers to them.
A U.S. holder who receives cash in lieu of a fractional RBA share in the mergers generally will be treated as having received such fractional share in the mergers, and then as having received cash in exchange for such fractional RBA share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional RBA share and the portion of the U.S. holder’s aggregate tax basis in the shares of IAA common stock surrendered allocable to the fractional RBA share. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the holding period for the shares of IAA common stock is more than one year on the closing date of the mergers. A non-corporate U.S. holder’s long-term capital gain may be taxed at lower rates. Deductions for capital losses are subject to limitations.

U.S. Federal Income Taxation of U.S. Holders of RBA Shares
Passive Foreign Investment Company Considerations
Based on the composition of RBA’s current gross assets and income and the manner in which RBA expects to operate its business in future years, RBA believes, and the following discussion assumes, that RBA will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year, and does not expect to be so classified in the foreseeable future. The tests to determine whether a company is a PFIC apply annually and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, there can be no assurance that RBA will not be a PFIC for its current or any future taxable year. If RBA were to be a PFIC for any taxable year during which a U.S. holder owned RBA common shares, such U.S. holder generally would be subject, in that taxable year and all subsequent taxable years (whether or not RBA continued to be a PFIC), to materially adverse U.S. federal income tax consequences, including that gain from a sale or other disposition of RBA common shares, as well as certain distributions on RBA common shares, would be subject to tax at the highest ordinary income tax rates and an interest charge and U.S. holders would be subject to additional information reporting requirements. U.S. holders should consult their own tax advisors as to the potential application of the PFIC rules.
Dividends
Subject to the preceding discussion of special rules applicable to PFICs, the gross amount of any distribution of cash with respect to RBA common shares will be included in a U.S. holder’s gross income as a dividend to the extent of RBA’s current and accumulated earnings and profits as determined under U.S. federal income tax laws. RBA does not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. holder should expect that any such distribution generally will be treated as a dividend from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. RBA will be treated as a qualified foreign corporation if its shares are readily tradable on an established securities market in the United States or RBA qualifies for comprehensive benefits under the U.S.-Canada income tax treaty and RBA is not a PFIC for either the taxable year of distribution or prior taxable years. U.S. Treasury guidance indicates that shares listed on the NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that RBA common shares will be considered readily tradable on an established securities market in future years.
Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date the dividend is distributed, whether or not the currency is converted into U.S. dollars at that time. A U.S. holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are distributed, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.
U.S. holders must include any tax withheld from a dividend payment in gross income even though they do not in fact receive such withheld tax. Subject to certain limitations, Canadian tax withheld and paid over to Canada will be creditable or deductible against U.S. holders’ U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates for qualified dividend income. To the extent a refund of the tax withheld is available to U.S. holders under Canadian law or under the U.S.-Canada income tax treaty, the amount of tax withheld that is refundable will not be eligible for credit against such U.S. holders’ U.S. federal income tax liability.
Sales or Other Dispositions of RBA Shares
Subject to the preceding discussion of special rules applicable to PFICs, a U.S. holder generally will recognize capital gain or loss on the sale or other disposition of RBA common shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s adjusted tax basis in the RBA common shares disposed. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. holder’s holding period exceeds one year. A non-corporate U.S. holder’s long-term capital gain may be taxed at lower rates. Deductions for capital loss are subject to limitations.
Backup Withholding and Information Reporting
In general, information reporting requirements may apply to cash payments made to U.S. holders in connection with the mergers and in respect of RBA common shares, unless an exemption applies. Backup withholding tax may apply to amounts subject to information reporting if the applicable U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the exchange agent or the U.S. holder’s broker), fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal tax. U.S. holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess, so long as all required information is timely provided to the IRS. U.S. holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE MERGERS AND OF HOLDING AND DISPOSING OF RBA SHARES WILL DEPEND ON A HOLDER’S SPECIFIC SITUATION. EACH HOLDER IS URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE MERGERS AND HOLDING AND DISPOSING OF RBA SHARES IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain Canadian federal income tax considerations under the Canadian Tax Act of the first merger to a beneficial owner of IAA common stock who disposes, or is deemed to have disposed, of IAA common stock pursuant to the first merger and who, for the purposes of the Canadian Tax Act and at all relevant times, (i) deals at arm’s length with RBA, US Holdings, Merger Sub 1 and IAA and is not affiliated with RBA, US Holdings, Merger Sub 1 or IAA; (ii) holds its IAA common stock and will hold its RBA common shares as capital property; and (iii) is not, and is not deemed to be, a resident of Canada and does not use or hold, and is not deemed to use or hold, IAA common stock and will not use or hold, or be deemed to use or hold, RBA common shares in a business carried on in Canada (a “holder”).
This summary is not generally applicable to a holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere or (ii) an “authorized foreign bank” (as defined in the Canadian Tax Act). Such Holders should consult their own tax advisors.
This summary is based on the current provisions of the Canadian Tax Act and the published administrative policies and assessment practices of the Canada Revenue Agency, made publicly available in writing prior to the date hereof. This summary takes into account all proposed amendments to the Canadian Tax Act that have been publicly announced by or on by behalf of the Minister of Finance (Canada) prior to the date hereof, which are referred to as the proposed amendments, and assumes that such proposed amendments will be enacted in the form proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the disposition of IAA common stock or the acquisition, holding or disposition of RBA common shares. Except for the proposed amendments, this summary does not take into account or anticipate any other changes in law or any changes in the Canada Revenue Agency’s administrative policies and assessment practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.
THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR IAA STOCKHOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS.
Canadian Currency
For the purposes of the Canadian Tax Act, any amount relating to the disposition of the IAA common stock and the acquisition, holding or disposition of the RBA common shares must generally be converted into Canadian dollars using the daily exchange rate quoted by the Bank of Canada for the day on which the amount arose, or such other rate as is acceptable to the Canada Revenue Agency.
Consequences of the First Merger Generally
A holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of IAA common stock, unless the shares are “taxable Canadian property” to the holder and the shares are not “treaty-protected property” of the Holder, each within the meaning of the Canadian Tax Act. See the section entitled “Taxable Canadian Property.”
Holders whose IAA common stock is taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances, including whether their IAA common stock constitutes treaty-protected property.
Taxation of Dividends on RBA Common Shares
Dividends paid or credited, or deemed to be paid or credited, on RBA common shares to a holder generally will be subject to Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the holder’s jurisdiction of residence. For example, the rate of withholding tax to a holder who is a resident of the United States for the purposes of the Canada-United States Tax Convention, is the beneficial owner of the dividend and is entitled to all of the benefits under such treaty, generally will be reduced to 15%. RBA will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the Canada Revenue Agency for the account of the holder.

Taxation of Disposition of RBA Common Shares
A holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of RBA common shares, unless the shares are “taxable Canadian property” to the holder and the shares are not “treaty-protected property” of the holder, each within the meaning of the Canadian Tax Act. See this section entitled “Taxable Canadian Property.”
Holders whose RBA common shares are taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances, including whether their RBA common shares constitute treaty-protected property.
Taxable Canadian Property
Generally, IAA common stock or RBA common shares, as the case may be, will not constitute taxable Canadian property to a holder at a particular time so long as the applicable shares are listed at that time on a “designated stock exchange” for purposes of the Canadian Tax Act (which currently includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time: (i) one or any combination of (a) the holder, (b) persons with whom the holder does not deal at arm’s length, and (c) partnerships in which the holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of IAA or RBA, as the case may be, and (ii) more than 50% of the fair market value of IAA common stock or RBA common shares, as the case may be, was derived directly or indirectly from one or any combination of: (A) real or immovable properties situated in Canada, (B) “Canadian resource properties” (as defined in the Canadian Tax Act), (C) “timber resource properties” (as defined in the Canadian Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists.
In certain circumstances set out in the Canadian Tax Act, shares which are not otherwise “taxable Canadian property” may be deemed to be “taxable Canadian property.”

DESCRIPTION OF RBA’S SHARE CAPITAL
RBA’s authorized share capital consists of an unlimited number of RBA common shares, an unlimited number of RBA senior preferred shares, and an unlimited number of RBA junior preferred shares. At the close of business on the RBA record date, there were 110,887,811 common shares issued and outstanding and no RBA senior preferred shares or RBA junior preferred shares outstanding. On February 1, 2023, RBA issued 485,000,000 RBA Series A senior preferred shares and 251,163 RBA common shares pursuant to the terms of the securities purchase agreement described above in the section entitled “Recent Developments – Securities Purchase Agreement.”
Common Shares
Holders of RBA common shares are entitled to one vote for each share held on all matters submitted to a vote of RBA shareholders. There are no limitations on the rights of non-resident or foreign owners to hold or vote RBA common shares. Subject to preferences that may be applicable to any RBA preferred shares outstanding at the time, holders of RBA common shares are entitled to receive ratably any dividends as may be declared from time to time by the RBA board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up, holders of RBA common shares are entitled to share ratably in all assets remaining after payment of RBA’s liabilities and any liquidation preferences of any outstanding RBA preferred shares. Holders of RBA common shares have no pre-emptive rights and no rights to convert their RBA common shares into any other securities and there are no redemption provisions with respect to those shares. The rights, preferences and privileges of holders of RBA common shares are subject to, and may be adversely affected by, the rights of the holders of the RBA Series A senior preferred shares and any other series of RBA preferred shares that the RBA board may designate and RBA may issue in the future.
RBA Series A Senior Preferred Shares
Ranking
The RBA Series A senior preferred shares rank, with respect to rights as to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of RBA, (a) senior to all of the RBA common shares, RBA junior preferred shares and any other class or series of capital shares of RBA, hereafter issued or authorized, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the RBA Series A senior preferred shares as to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of RBA, (b) on a parity basis with each other class or series of capital shares hereafter issued or authorized, the terms of which expressly provide that such class or series ranks on a parity basis with the RBA Series A preferred shares, and (c) junior with each other class or series of capital shares hereafter issued or authorized, the terms of which expressly provide that such class or series ranks senior to the RBA Series A senior preferred shares.
Liquidation
In the event of liquidation, holders shall be entitled to receive in cash out of the assets of RBA legally available therefor, whether from capital or from earnings available for distribution to its shareholders, before any amount shall be paid to the holders of RBA common shares, RBA junior preferred shares and any other class or series of capital shares of RBA, an amount per RBA Series A senior preferred share equal to the greater of (i) the conversion amount and (ii) the amount that would have been received had such RBA Series A senior preferred shares been converted into RBA common shares immediately prior to such liquidation event at the then effective conversion rate.
Dividends
Preferential Dividends
Holders of record as they appear on the books of RBA on February 15, May 15, August 15 and November 15 of each calendar year (each such date, a “preferential dividend record date”) shall be entitled to receive, to the fullest extent permitted by law and out of funds lawfully available therefor, before any dividends shall be declared, set apart for or paid upon the RBA common shares, RBA junior preferred shares and any other class or series of capital shares of RBA, the preferential dividends. The preferential dividends shall be payable on a preferential dividend date. The preferential dividends may be payable in cash or in RBA common shares, at RBA’s election.
On the fourth anniversary of the issue date, holders will have the right to increase the preferential dividend rate to 7.50%, and on the ninth anniversary of the issue date, holders will have the right to increase the preferential dividend rate to a fixed percentage equal to the greater of (x) 600 basis points over the daily simple SOFR as then in effect and (y) 10.50%, subject, in each case, to the RBA’s right to redeem the preferred shares for which an increased dividend rate demand has occurred as described below.

Participating Dividends
Holders on the record date fixed for holders of RBA common shares for dividends or distributions (or, in the event no such date is fixed prior to the preferential dividend record date, on the preferential dividend record date) shall be entitled to receive, to the fullest extent permitted by law and out of funds lawfully available therefor, concurrently with the payment of regular quarterly cash dividends (or, in the event no such regular quarterly cash dividends are made, on the preferential dividend date) paid to the holders of RBA common shares, the greater of (A) such regular quarterly cash dividends paid to the holders of RBA common shares to the same extent as if such holders had converted the RBA Series A senior preferred shares into RBA common shares (without regard to any limitations on conversion) and had held such RBA common shares on such record date and (B) $0.27 (as adjusted for any share dividend, share split, share combination, reclassification or similar transaction relating to the RBA common shares) per RBA common share issuable upon conversion of the RBA Series A senior preferred shares on the applicable record date for payment of such dividend (without regard to any limitations on conversion).
Conversion Rights
Holders will have the right to convert their RBA Series A senior preferred shares any time or times on or after the issue date into a number of RBA common shares equal to the face amount of such RBA preferred shares multiplied by the then-applicable conversion rate (the “conversion rate”). The conversion rate will initially be 0.0136986 RBA common shares per $1.00 conversion amount, subject to customary anti-dilution adjustment provisions, including an adjustment for the special dividend to be paid in connection with the mergers, as described in the section entitled “Recent Developments—Special Dividend to RBA Shareholders.”
Redemption Rights
If the merger agreement is terminated in accordance with its terms and subject to certain conditions, then during the 90 day period following the later of (x) August 7, 2023 and (y) the termination of the merger agreement, RBA will have the right, subject to 10 days’ notice, to redeem between 50% and 100% of the RBA Series A senior preferred shares, at a price equal to 102% of the sum of (i) the face amount of such RBA preferred shares and (ii) any accrued and unpaid dividends thereon. In addition, in connection with any increased dividend rate demand, subject to certain conditions, and upon 45 days’ notice to the holders, RBA will have the right to redeem all or any portion of the RBA Series A senior preferred shares then outstanding, at a price equal to 100% of the the face amount of such RBA preferred shares plus any accrued and unpaid dividends thereon. Finally, at any time after the ninth anniversary of the issue date, subject to certain conditions, and upon 45 days’ notice to the holders, RBA will have the right to redeem all or any portion of the RBA Series A senior preferred shares then outstanding, at a price equal to 100% of the the face amount of such RBA preferred shares plus any accrued and unpaid dividends thereon. For the avoidance of doubt, holders will have the right to convert all or any portion of RBA Series A senior preferred shares called for redemption into RBA common shares at the conversion rate plus payment of accrued and unpaid dividends on such converted RBA preferred shares in lieu of redemption.
Voting Rights
The articles of amendment provide that each holder shall be entitled to the whole number of votes equal to the number of whole RBA common shares into which such holder’s RBA Series A senior preferred shares would be convertible provided, however, (i) until the date on which all applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been terminated, with respect to any HSR holder (as defined in the articles of amendment), such HSR holder shall only be entitled to vote a number of RBA Series A senior preferred shares in accordance with the foregoing on any matters relating to the election, designation, removal or replacement of members of the RBA board to the extent that such number of RBA Series A senior preferred shares together with such HSR holder’s RBA common shares, if any, and other RBA preferred shares, if any, does not exceed the HSR amount (as defined in the articles of amendment) in the aggregate and (ii) holders will not be entitled to vote at the RBA special meeting.
Offer to Repurchase Upon Change of Control
Upon consummation of one or more change of control transactions, the holders will have the right to require RBA to repurchase the RBA Series A senior preferred shares in cash at an amount equal to the sum of (i) the greater of (A) the face amount of RBA preferred shares submitted for repurchase and (B) the change of control as-converted value with respect to the preferred shares submitted for repurchase, (ii) the make-whole amount and (iii) the change of control accrued dividends payment; provided, however, that each holder, at its option, may elect instead to convert its RBA Series A senior preferred shares into the applicable change of control consideration in accordance with the procedures set forth in the articles of amendment.
In addition, RBA has the right to redeem the RBA Series A senior preferred shares at the change of control redemption price in the event of a change of control transaction where the successor entity is not traded on certain eligible markets as specified in the articles of amendment.

COMPARISON OF RIGHTS OF RBA SHAREHOLDERS AND IAA STOCKHOLDERS
Holders of IAA common stock will receive RBA common shares as part of the consideration in the merger. IAA is a Delaware corporation organized under the DGCL and RBA is a company organized under the federal laws of Canada.
The following is a summary comparison of the material differences between:
•	the current rights of IAA stockholders under the DGCL and IAA’s certificate of incorporation and bylaws, each as amended to the date hereof, and
•	the current rights of RBA shareholders under the CBCA and RBA articles of incorporation and bylaw, each as amended to the date hereof.
The following summary is not a complete statement of the rights of IAA stockholders or RBA shareholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and the CBCA and IAA’s and RBA’s constituent documents, which IAA stockholders should read. To see where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”
RBA	IAA
Authorized and Outstanding Capital

RBA’s authorized share capital consists of an unlimited number of RBA common shares, an unlimited number of RBA senior preferred shares, and an unlimited number of RBA junior preferred shares. At the close of business on the RBA record date, there were 110,887,811 RBA common shares issued and outstanding and no RBA senior preferred shares or RBA junior preferred shares outstanding. On February 1, 2023, RBA issued 485,000,000 RBA Series A senior preferred shares and 251,163 RBA common shares pursuant to the terms of the securities purchase agreement described above in the section entitled “Recent Developments — Securities Purchase Agreement.”

IAA is authorized to issue 900,000,000 shares of stock, consisting of 750,000,000 shares of IAA common stock, and 150,000,000 shares of IAA preferred stock.

At the close of business on the IAA record date, there were 133,769,775 shares of IAA common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Rights of Preferred Shares

RBA is authorized to issue RBA senior preferred shares and RBA junior preferred shares, each in one or more series. The RBA board may provide, by resolution or resolutions duly adopted by it prior to issuance, for the creation of each such series and to fix the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of each such series.

The RBA board, through the articles of amendment, has designed a series of RBA senior preferred shares as the RBA preferred shares. See the section entitled “Description of RBA’s Share Capital” for a summary of the rights of RBA Series A senior preferred shares.

Holders of RBA senior preferred shares and RBA junior preferred shares are also entitled to all of the applicable rights and obligations provided under the CBCA, RBA’s articles (including the articles of amendment) and RBA’s by-laws, as applicable.

The IAA board is authorized to provide for the issuance of all or any of the shares of the IAA preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as stated and expressed in a resolution or resolutions adopted by the IAA board providing for the issuance of such class or series and as may be permitted by the DGCL.

The number of authorized shares of IAA preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of IAA entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the IAA common stock or IAA preferred stock voting separately as a class shall be required therefor.

RBA	IAA
Voting Rights

The CBCA provides that, in general, the holders of at least one class of shares of a corporation are entitled to receive notice of and vote at each meeting of shareholders. Holders of RBA common shares are entitled to one vote for each share held on all matters on which RBA common shareholders are entitled to vote.

See the section entitled “Description of RBA’s Share Capital” for a summary of the voting rights of RBA Series A senior preferred shares.

Each holder of record of shares of IAA common stock is entitled to one vote for each share of IAA common stock held on all matters submitted to a vote of IAA stockholders on which holders of IAA common stock are entitled to vote.

Dividends

Under the CBCA, a corporation may pay a dividend by issuing fully paid shares of such corporation or may pay in money or property. If shares of a corporation are issued in payment of a dividend, the declared amount of the dividend stated as an amount of money will be added to the stated capital account maintained or to be maintained for the shares of the class or series issued in payment of the dividend.

RBA currently pays a quarterly cash dividend of US $0.27 per RBA common share. RBA currently intends to continue to declare and pay a quarterly dividend in this amount on RBA common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of RBA board, after taking into account RBA’s operating results, financial condition, cash requirements, financing agreement restrictions and other factors the RBA board may deem relevant.

See the section entitled “Description of RBA’s Share Capital” for a summary of the dividend rights of RBA Series A senior preferred shares.

Subject to the rights of the holders of IAA preferred stock, and subject to any other provisions of the IAA certificate of incorporation, as it may be amended from time to time, holders of shares of IAA common stock are entitled to receive such dividends and other distributions in cash, stock or property of IAA if, as and when declared thereon by the IAA board from time to time out of assets or funds of IAA legally available therefor.

Quorum

Under RBA’s bylaws, a quorum at an RBA shareholder meeting requires the presence of at least two persons present in person, each being an RBA shareholder or duly appointed proxyholder of an RBA shareholder, together holding at least 33% of the total issued and outstanding RBA common shares entitled to vote at the meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at an RBA shareholder meeting. If a quorum is not present, the meeting may be adjourned or postponed, in the manner provided in RBA’s bylaws, until the holders of the number of RBA common shares required to constitute a quorum attend.

The IAA bylaws provide that unless otherwise required by applicable law or the IAA certificate of incorporation, the holders of a majority of IAA’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of IAA stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in the IAA bylaws, until a quorum shall be present or represented.

RBA	IAA
Number of Directors

The CBCA provides that the board of directors of a distributing corporation will consist of not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

RBA is a distributing corporation under the CBCA and RBA’s articles of amalgamation provide that the number of directors will be not less than three or more than 12. The exact number of directors within these limits will be fixed from time to time by resolution of the board of directors. The RBA board currently consists of nine (9) directors.

The IAA certificate of incorporation provides that the IAA board shall consist of not less than two or more than fifteen members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the entire IAA board. There are currently nine IAA directors.

The IAA certificate of incorporation provides that, until IAA’s annual meeting of stockholders in 2023, the IAA board is classified into three classes pursuant to Section 141(d) of the DGCL.

Election of Directors

The CBCA provides that directors will be elected by ordinary resolution passed at a meeting of the shareholders called for that purpose.
The IAA bylaws provide that each director shall be elected by the vote of a majority of votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the 10th day preceding the date IAA first provides notice of such meeting in accordance with the IAA bylaws, the number of nominees exceeds the number of directors to be elected (a “contested election”), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of the election of directors, a “majority of votes cast” means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that director’s election).

In the event an incumbent director fails to receive a majority of votes cast in an election that is not a contested election, such incumbent director shall immediately tender his or her resignation in accordance with the procedures established by the nominating and corporate governance committee of the IAA board. The IAA board shall determine whether to accept the resignation or take other action, through a process managed by the nominating and corporate governance committee of the IAA board and following a recommendation of that committee. If such director’s resignation is not accepted by the IAA board, such director shall continue to serve until his successor is duly elected, or until his subsequent death, retirement, removal or resignation in accordance with its terms.

Removal of Directors

The CBCA provides that the shareholders of a corporation may by an ordinary resolution passed by a	The IAA certificate of incorporation provides that, subject to the rights, if any, of the holders of shares of

RBA	IAA
majority of votes cast by the shareholders who voted in respect of that resolution at a special meeting remove any director or directors from office. Where the holders of any class or series of shares of a Canadian corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under the CBCA, a director receiving more “against” votes than “for” votes in an uncontested election is required to tender his or her resignation to the RBA board promptly following the applicable shareholder meeting. If an incumbent director is not elected by a majority of “for” votes, such director will still be permitted to remain as a director until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. The elected directors also may only reappoint the incumbent director that did not receive majority support where such director’s election is required to satisfy the Canadian residency requirements under the CBCA, or the CBCA's requirement that at least two directors of a distributing corporation are not also officers or employees of the corporation or its affiliates. In accordance with the rules of the TSX, RBA has adopted a “majority voting” policy providing that a director that does not receive a majority of “for” votes in an uncontested election is required to tender his or her resignation to the RBA board promptly following the applicable shareholder meeting. The RBA board will then consider whether to accept or reject the resignation.

IAA preferred stock then outstanding, any director or the entire IAA board may be removed from office at any time by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of IAA entitled to vote in the election of directors; provided, however that until such time as the IAA board is no longer classified pursuant to Section 141(d) of the DGCL, directors may be removed from office only for cause in accordance with Section 141(k) of the DGCL, following which directors may be removed from office with or without cause.

Shareholder & Stockholder Proposals and Director Nominations

Under RBA’s by-laws, an eligible RBA shareholder wishing to nominate a director for election to the RBA board is required to provide notice to RBA, in proper form, within the following time periods:

 • in the case of an annual meeting (including a meeting that is both an annual and special meeting) of RBA shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice of the nomination will be made not later than the close of business on the 10th day following the first public announcement of the date of the meeting; and

 • in the case of a special meeting (which is not also

At an annual meeting of IAA stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the IAA board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the IAA board or the chair of the IAA board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of capital stock of IAA both at the time of giving the notice provided for in the IAA bylaws and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the IAA bylaws in all applicable respects, including the notice requirements therein, or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. The foregoing clause (iii) shall be the exclusive means for an IAA stockholder to propose

RBA	IAA
an annual meeting) of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made business to be brought before an annual meeting of IAA stockholders. The notice requirements generally require that, among other things, the proposing stockholder deliver a notice containing specified information, including with respect to any proposed item of business or director nominee(s) and the IAA proposing stockholder and other persons related to such stockholder’s solicitation of proxies, to IAA’s Secretary, not more than 120 days nor less than 90 days before the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days before or more than 60 days after such anniversary date, such notice must be delivered not more than 120 days prior to such annual meeting nor less than 90 days prior to the annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made

Nominations of any person for election to the IAA board at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the IAA board, including by any committee or persons authorized to do so by the IAA board or the IAA bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of IAA both at the time of giving the notice provided for in the IAA bylaws and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with the IAA bylaws as to such notice and nomination, including the notice requirements described above; provided, that, for purposes of a special meeting, such notice must be delivered to IAA’s Secretary not more than 120 days prior to such special meeting nor less than 90 days prior to such special meeting or, if later, the 10th day following the day on which public disclosure of the date of such special meeting was first made. The foregoing clause (ii) shall be the exclusive means for an IAA stockholder to make any nomination of a person or persons for election to the IAA board at a special meeting.

Shareholder Action by Written Consent

The CBCA allows any matters required to be voted on at a meeting to be approved by RBA shareholders pursuant to a written resolution signed by all of the RBA shareholders entitled to vote on the matter.

The IAA certificate of incorporation prohibits stockholder action by written consent and requires that any action required or permitted to be taken at any annual or special meeting of IAA stockholders may be taken only at a duly called meeting of the IAA stockholders.

RBA	IAA
Notice of Shareholder Meetings

Under the CBCA, notice of the time and place of a meeting of RBA shareholders must be given not less than 21 days and not more than 60 days before the meeting to each director, to the auditor and to each RBA shareholder entitled to vote at the meeting. Notice of a meeting of shareholders at which special business is to be transacted must state (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (ii) the text of any special resolution to be submitted to the meeting.

Whenever IAA stockholders are required or permitted to take any action at a meeting, a written notice of the meeting will be given that states the place, if any, date and hour of the meeting, the means of remote communications, if any, by which IAA stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each IAA stockholder entitled to notice of and to vote at such meeting.

Adjournment of Shareholder Meetings

Shareholder meetings may be adjourned in the absence of a quorum by the affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the shareholder meeting.

In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, in the manner provided below until a quorum is present or represented.

Any meeting of IAA stockholders may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of such adjourned meeting if the time and place thereof and the means of remote communications, if any, by which IAA stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable IAA stockholders and proxyholders to participate in the meeting by means of remote communication, (iii) set forth in the notice of meeting given in accordance with the IAA bylaws, or (iv) are provided in any other manner permitted by the DGCL. At the adjourned meeting, IAA may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting in accordance with the requirements of the IAA bylaws will be given to each IAA stockholder of record entitled to vote at the meeting.

Limitation of Personal Liability of Directors

According to the CBCA, no provision in a contract, the articles, by-laws or a resolution relieves a director or officer of a corporation from the duty to act in accordance with the CBCA or the regulations thereunder or relieves them from liability for a breach thereof. Any such duty or liability will be alleviated only to the extent that a unanimous shareholder agreement restricts the powers of the directors to manage or supervise the

The IAA certificate of incorporation provides that, to the fullest extent permitted by law, no IAA director shall be personally liable to IAA or any IAA stockholders for monetary damages for breach of fiduciary duty as a director of IAA, except to the extent such exemption from liability or limitation is not permitted under the DGCL.

RBA	IAA
management of, the business and affairs of the corporation. However, under the CBCA, a corporation may indemnify certain persons associated with the corporation against all reasonably incurred costs, charges, and expenses, including settlement amounts or judgments in respect of any proceeding in which such individual is involved because of his or her association with the corporation.

Section 102(b)(7) of the DGCL does not permit the limitation of a director’s liability for the following:

 • any breach of the director’s duty of loyalty to the
company or its stockholders;

 • any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

 • unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in
Section 174 of the DGCL; and

 • any transaction from which the director derived an improper benefit.

Indemnification of Directors and Officers

Under the CBCA, RBA may indemnify its directors and officers, its former directors and officers or another individual who acts or acted at RBA’s request as a director or officer, or an individual acting in a similar capacity, of another entity, which is referred to as an “indemnifiable person”, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person in respect of any civil, criminal, administrative, investigative or other proceeding in which the indemnifiable person is involved because of that association with RBA or other entity, provided that:

 • the indemnifiable person acted honestly and in good faith with a view to the best interests of RBA, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at RBA’s request; and

 • in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the indemnifiable person had reasonable grounds for believing that the indemnifiable person’s conduct was lawful.

Under RBA’s by-laws, RBA will indemnify a director or officer of RBA, a former director or officer of RBA, or another individual who acts or acted at RBA’s request as a director or officer, or an individual acting in a similar capacity, of another entity, to the extent permitted and in accordance with the CBCA.

In addition, RBA may, under the CBCA and its by-laws,

The IAA bylaws provide that IAA shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any threatened or existing party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of IAA), by reason of the fact that such person is or was a director or officer of IAA, or while serving as a director or officer of IAA, is or was serving at the request of IAA as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or a covered person, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such covered person in connection with such proceeding if such covered person acted in good faith and in a manner such covered person reasonably believed to be in or not opposed to the best interests of IAA, and, with respect to any criminal proceeding, had no reasonable cause to believe such covered person’s conduct was unlawful.

IAA also has the power, to the extent authorized by the IAA board, to indemnify and advance expenses to employees and agents of IAA similar to those conferred to directors and officers of IAA as described above.

Expenses (including attorneys’ fees) incurred by any covered person in defending any proceeding will be paid, and expenses (including attorneys’ fees) incurred by any employee or agent of IAA may be paid, by IAA in advance of the final disposition of such proceeding; provided, however, that such payment of expenses in advance of the final disposition of the proceeding shall

RBA	IAA
purchase and maintain insurance for the benefit of an indemnifiable person against such liabilities and in such amounts as the RBA board may from time to time determine and are permitted by the CBCA.
be made only upon receipt of an undertaking by or on behalf of such covered person to repay all amounts advanced if it is ultimately determined that such person is not entitled to be indemnified by IAA as authorized in the IAA bylaws. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as IAA deems appropriate.

IAA may purchase and maintain insurance on behalf of any person who is or was a director or officer of IAA, or is or was a director or officer of IAA serving at the request of IAA as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not IAA would have the power or the obligation to indemnify such person against such liability under the provisions of the IAA bylaws.

Rights Upon Liquidation

In the event of a liquidation, dissolution or winding up, holders of RBA common shares are entitled to share ratably in all assets remaining after payment of RBA’s liabilities and any liquidation preferences of any outstanding preferred shares.

See the section entitled “Description of RBA’s Share Capital” for a summary of the liquidation rights of RBA Series A senior preferred shares.

In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for the payment of the debt and liabilities of IAA and subject to the prior payment in full of the preferential amounts, if any, to which any series of IAA preferred stock may be entitled, the holders of shares of IAA common stock shall be entitled to receive the assets and funds of IAA remaining for distribution in proportion to the number of shares held by them, respectively.

Under IAA’s certificate of incorporation, the IAA board has the authority to provide, among other things, that any class or series of preferred stock may be entitled to certain rights upon the dissolution of, or upon any distribution of the assets of, IAA. Thus, the issuance of IAA preferred stock could affect the rights of holders of IAA common stock, including by impairing the liquidation rights of holders of IAA common stock.

Stockholder Rights Plan

RBA has an amended and restated shareholder rights plan (which we refer to as the “RBA rights plan”) that was adopted to ensure, to the extent possible, that any take-over bid for RBA’s securities is conducted in accordance with Canadian take-over bid rules, which allows all RBA shareholders to benefit from the acquisition of a control position of 20% or more of the common shares and also allows the RBA board to have sufficient time to explore and develop all options for

The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law. IAA does not have a stockholder rights plan currently in effect.

RBA	IAA
maximizing shareholder value in the event a person tries to acquire a control position in RBA. The RBA rights plan creates a right that attaches to each present and subsequently issued RBA common share, and upon the occurrence of a flip-in event and after the close of business on the tenth trading day after first date of public announcement of any person (other than RBA or any subsidiary of RBA) that such person has become an acquiring person, will entitle RBA shareholders, including former IAA shareholders, to acquire one RBA common share at 50% of the market price at the time of exercise.

Exclusive Forum

RBA’s bylaws do not provide for an exclusive forum.
The IAA charter and the IAA bylaws provides that, unless IAA consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions is a state or federal court located within the State of Delaware. Subject to certain exceptions, these actions include (i) any derivative action or proceeding brought on behalf of IAA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of IAA to IAA or IAA’s stockholders, (iii) any action asserting a claim against IAA or any director, officer, stockholder, employee or agent of IAA arising out of or relating to any provision of the DGCL, IAA’s charter or IAA’s bylaws, or (iv) any action asserting a claim against IAA or any director, officer, stockholder, employee or agent of IAA governed by the internal affairs doctrine of the State of Delaware; provided, however, that, such exclusive choice of forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act.

The IAA bylaws provide that, subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint.

APPRAISAL RIGHTS
If the mergers are consummated, IAA stockholders and beneficial owners of shares of IAA common stock who continuously hold shares of IAA common stock through the effective time of the mergers, who do not vote in favor of the adoption of the merger agreement, who properly demand appraisal of their shares in accordance with the DGCL, and who otherwise comply with the statutory requirements of Section 262 of the DGCL will be entitled to seek appraisal of their shares in connection with the mergers under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this joint proxy statement/prospectus as Annex C and incorporated herein by reference. The following summary does not constitute any legal or other advice and does not constitute a recommendation that IAA stockholders or beneficial owners of shares of IAA common stock exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder,” “holder of shares of IAA common stock” or “IAA stockholder” are to the record holder of shares of IAA common stock unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein (and the word “person” means any individual, corporation, partnership, unincorporated association or other entity).
Under Section 262, if the mergers are completed, holders and beneficial owners of shares of IAA common stock who: (i) submit a written demand for appraisal of their shares and do not withdraw their demand, fail to perfect or otherwise lose their appraisal rights, in each case in accordance with Section 262; (ii) do not vote in favor of the adoption of the merger agreement; (iii) continuously are the record holders of such shares through the effective time of the mergers; (iv) who are entitled to demand appraisal rights under Section 262 and (v) otherwise exactly follow the procedures set forth in Section 262 may be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of IAA common stock, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest to be paid on the amount determined to be fair value, if any, as determined by the court. However, after an appraisal petition has been filed, Section 262 provides that the Delaware Court of Chancery will dismiss appraisal proceedings as to all IAA stockholders and beneficial owners of shares of IAA common stock who have asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of IAA common stock as measured in accordance with subsection (g) of Section 262; or (b) the value of the aggregate merger consideration in respect of the shares of IAA common stock for which appraisal rights have been pursued and perfected exceeds $1 million or the “ownership thresholds”. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the mergers through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the surviving corporation may voluntarily pay to each IAA stockholder and beneficial owner of IAA common stock entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case such interest will accrue after the time of such payment only on an amount that equals the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery, in addition to any interest accrued prior to the time of such voluntary cash payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Under Section 262, where a merger is to be submitted for approval at a meeting of IAA stockholders, such as the IAA special meeting, IAA, not less than 20 days prior to the meeting of IAA stockholders, must notify each of the IAA stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available and include in the notice either a copy of Section 262 or information directing the IAA stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This joint proxy statement/prospectus constitutes IAA’s notice to IAA stockholders that appraisal rights are available in connection with the mergers, and the full text of Section 262 is attached to this joint proxy statement/prospectus as Annex C. In connection with the mergers, any holder of shares of IAA common stock or any beneficial owner of IAA common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s or beneficial owner’s right to do so, should review this discussion and Annex C carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. An IAA stockholder or beneficial owner of IAA common stock who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. Moreover, the process of dissenting and exercising appraisal rights requires compliance with technical prerequisites, and because of the complexity of the procedures for exercising the right to seek appraisal of shares of IAA common stock, IAA believes that if an IAA stockholder or beneficial owner of IAA common stock considers exercising such rights, that IAA stockholder or beneficial owner of IAA common stock should seek the advice of legal counsel.
IAA stockholders or beneficial owners of shares of IAA common stock wishing to exercise the right to seek an appraisal of their shares of IAA common stock must do ALL of the following:
•
In the case of an IAA stockholder, such person must not vote, or abstain from voting, in favor of the proposal to adopt the merger agreement. In the case of a beneficial owner of IAA common stock, such person must not instruct such person’s broker, bank or other nominee to vote such person’s share, or abstain from voting, in favor of the proposal to adopt the merger agreement;

•
the IAA stockholder or beneficial owner of IAA common stock must deliver to IAA a written demand for appraisal before the vote on the merger agreement at the IAA special meeting, which written demand must reasonably inform IAA of the identity of the IAA stockholder or beneficial owner of IAA common stock and that the IAA stockholder or beneficial owner of IAA common stock intends to demand appraisal of his, her or its shares. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. Voting “AGAINST” or failing to vote “FOR” the adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262;

•
the IAA stockholder or beneficial owner of IAA common stock must continuously hold or beneficially own, as applicable, the shares of common stock from the date of making the demand through the effective time of the mergers (an IAA stockholder or beneficial owner of IAA common stock will lose appraisal rights if the IAA stockholder or beneficial owner of IAA common stock transfers the shares before the effective time of the mergers); and

•
the IAA stockholder or beneficial owner of IAA common stock must otherwise comply with the procedures of Section 262, including filing a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares owned by such stockholder or beneficial owner within 120 days after the effective time of the mergers. The surviving corporation is under no obligation to file any petition and has no intention of doing so.

In addition, one of the ownership thresholds articulated in Section 262(g) must be met.
Filing Written Demand
Any holder of shares of IAA common stock or beneficial owner of IAA common stock wishing to exercise appraisal rights must deliver to IAA, before the vote on the adoption of the merger agreement at the IAA special meeting at which the proposal to adopt the merger agreement will be submitted to IAA stockholders, a written demand for the appraisal of the IAA stockholder’s or beneficial owner of IAA common shares.
In the case of an IAA stockholder, that IAA stockholder must not vote or submit a proxy in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the IAA stockholder’s appraisal rights. Therefore, an IAA stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting, or otherwise fail to vote, on the adoption of the merger agreement.
In the case of a beneficial owner of IAA common stock, brokers, banks and other nominees that hold shares of common stock in “street name” for their customers do not have discretionary authority to vote those shares on the proposal to approve and adopt the merger agreement without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares of IAA common stock held in “street name” instructs such person’s broker, bank or other nominee to vote such person’s shares in favor of the proposal to approve and adopt the merger agreement, and does not revoke such instruction prior to the vote on the proposal to approve and adopt the merger agreement, then such shares will be voted in favor of the approval and adoption of the merger agreement, and it will constitute a waiver of such beneficial owner’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner of IAA common stock who wishes to exercise appraisal rights must either not provide any instructions to such person’s broker, bank or other nominee how to vote on the proposal to approve and adopt the merger agreement or must instruct such broker, bank or other nominee to vote against the approval and adoption of the merger agreement or abstain from voting on such proposal.
Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. A proxy or vote against the adoption of the merger agreement will not constitute a demand. An IAA stockholder’s or beneficial owner of IAA common stock’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the IAA special meeting will constitute a waiver of appraisal rights.
A demand for appraisal made by an IAA stockholder or beneficial owner of IAA common stock must be executed by or on behalf of the holder of record or beneficial owner, as applicable, and must reasonably inform IAA of the identity of such holder or beneficial owner. In addition, in the case of a demand for appraisal made by a beneficial owner of IAA common stock, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of IAA common stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and accurate copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262. Whether made by an IAA stockholder or beneficial owner of IAA common stock, a written demand for appraisal must state that the person intends thereby to demand appraisal of the person’s shares in connection with the mergers. If the shares are owned of record or beneficially owned in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of the record owner or beneficial owner, and if the shares are owned of record or beneficially owned by more than one (1) person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint record holders or beneficial owners. An authorized agent, including an authorized agent for two (2) or more joint record holders or beneficial owners, may execute a demand for appraisal on behalf of a holder of record or beneficial owner; however, the agent must identify the record owner or owners or beneficial owner or owners, respectively, and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners or beneficial owner or owners, as applicable.
All demands for appraisal pursuant to Section 262 should be in writing and should be mailed or delivered to:
IAA, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, IL 60154
(708) 492-7000
At any time within 60 days after the effective time of the mergers, any holder of shares of IAA common stock or beneficial owner who has delivered a written demand to IAA and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement by delivering to IAA a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the mergers will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any IAA stockholder or beneficial owner of IAA common stock without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any IAA stockholder or beneficial owner of IAA common stock who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such IAA stockholder’s or beneficial owner’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the mergers.

Notice by the Surviving Corporation
If the mergers are completed, within 10 days after the effective time of the mergers, the surviving corporation will notify each holder of shares of IAA common stock or beneficial owner of IAA common stock who has properly made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the mergers have become effective and the effective date thereof.
Filing a Petition for Appraisal
Within 120 days after the effective time of the mergers, but not thereafter, the surviving corporation or any holder of shares of IAA common stock or beneficial owner who has complied with Section 262 and is entitled to seek appraisal under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by an IAA stockholder or beneficial owner of IAA common stock, demanding a determination of the fair value of the shares held by all dissenting IAA stockholders or beneficial owners of IAA common stock entitled to appraisal rights who did not vote their shares in favor of the mergers and properly demanded appraisal of such shares. The surviving corporation is under no obligation, and has no present intention, to file a petition, and IAA stockholders and beneficial owners of IAA common stock should not assume that the surviving corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of IAA common stock. Accordingly, any holders of shares of IAA common stock or beneficial owners who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of IAA common stock within the time and in the manner prescribed in Section 262. The failure of a holder of IAA common stock or beneficial owner to file such a petition within the period specified in Section 262 could nullify the IAA stockholder’s or beneficial owner’s previous written demand for appraisal.
Within 120 days after the effective time of the mergers, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of IAA common stock not voted in favor of the adoption of the merger agreement and with respect to which IAA has received demands for appraisal, and the aggregate number of holders of such shares or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The surviving corporation must mail such statement to the requesting IAA stockholder or beneficial owner of IAA common stock within 10 days after receipt by the surviving corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
If a petition for an appraisal is duly filed by a holder of shares of IAA common stock or a beneficial owner and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all IAA stockholders or beneficial owners of shares of IAA common stock who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the IAA stockholders or beneficial owners of shares of IAA common stock shown on such verified list at the addresses stated therein. Such notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation. After notice to IAA stockholders or beneficial owners of shares of IAA common stock as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those IAA stockholders or beneficial owners of shares of IAA common stock who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the IAA stockholders or beneficial owners of shares of IAA common stock who demanded appraisal of their shares to submit their stock certificates (if any) to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any IAA stockholder or beneficial owner of IAA common stock fails to comply with that direction, the Delaware Court of Chancery may dismiss that IAA stockholders or beneficial owner of IAA common stock from the proceedings. The Delaware Court of Chancery will dismiss appraisal proceedings as to all IAA stockholders and beneficial owners of shares of IAA common stock who assert appraisal rights unless one of the ownership thresholds is met.

Determination of Fair Value
After determining the holders and beneficial owners of shares of IAA common stock entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to IAA stockholders or beneficial owners of shares of IAA common stock seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of IAA common stock, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid upon the amount determined to be the fair value (subject, in the case of interest payments, to any voluntary cash payments made by the surviving corporation pursuant to subsection (h) of Section 262 that have the effect of limiting the sum on which interest accrues as described below). In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest from the effective time of the mergers through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the mergers and the date of payment of the judgment. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the surviving corporation may pay to each IAA stockholder and beneficial owner of IAA common stock entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on an amount that equals the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery, in addition to any interest accrued prior to the time of such voluntary payment, unless paid at such time.
In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the mergers that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the mergers.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.
In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the mergers and not the product of speculation, may be considered.”
IAA stockholders and beneficial owners of shares of IAA common stock considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the merger consideration they would receive pursuant to the mergers if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and IAA stockholders and beneficial owners of shares of IAA common stock should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither IAA nor RBA anticipates offering more than the merger consideration to any IAA stockholder or beneficial owner of the IAA common stock exercising appraisal rights, and each of IAA and RBA reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of IAA common stock is less than the merger consideration. If a petition for appraisal is not timely filed, or if neither of the ownership thresholds described above has been satisfied as to IAA stockholders or beneficial owners of shares of IAA common stock seeking appraisal rights, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of an IAA stockholder or beneficial owner of IAA common stock, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by an IAA stockholder or beneficial owner of IAA common stock in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised. In the absence of such determination or assessment, each party bears its own expenses.
If any IAA stockholder or beneficial owner of IAA common stock who demands appraisal of his, her or its shares of IAA common stock under Section 262 fails to perfect, withdraws or otherwise loses, such holder’s right to appraisal, the IAA stockholder’s or beneficial owner of IAA common stock’s shares of IAA common stock will be deemed to have been converted at the effective time of the mergers into the right to receive the merger consideration, without interest, upon delivery by such holder of a properly completed and duly executed letter of transmittal to IAA or the exchange agent and transfer of the shares of IAA common stock. An IAA stockholder or beneficial owner of IAA common stock will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the mergers, if neither of the ownership thresholds described above is met or if the IAA stockholder or beneficial owner of IAA common stock properly delivers to the surviving corporation a written withdrawal of the holder’s or beneficial owner’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.
From and after the effective time of the mergers, no IAA stockholder or beneficial owner of IAA common stock who has demanded appraisal rights will be entitled to vote such shares of IAA common stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of IAA common stock, if any, payable to IAA stockholders as of a time prior to the effective time of the mergers. If no petition for an appraisal is filed, if neither of the ownership thresholds described above is met, or if the IAA stockholder or beneficial owner of IAA common stock delivers to the surviving corporation a written withdrawal of the demand for an appraisal and an acceptance of the mergers, either within 60 days after the effective time of the mergers or thereafter with the written approval of the surviving corporation, then the right of such IAA stockholder or beneficial owner of IAA common stock to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any IAA stockholder or beneficial owner of IAA common stock without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, however, that the foregoing will not affect the right of any IAA stockholder or beneficial owner of IAA common stock who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such IAA stockholder’s or beneficial owner of IAA common stock’s demand for appraisal and to accept the terms offered upon the mergers within 60 days after the effective time of the mergers.
IAA STOCKHOLDERS WHO VOTE SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT AND BENEFICIAL OWNERS OF SHARES OF IAA COMMON STOCK WHO INSTRUCT SUCH PERSONS’ BROKERS, BANKS OR OTHER NOMINEES TO VOTE SUCH PERSONS’ SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE MERGER CONSIDERATION.
Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of an IAA stockholder’s statutory appraisal rights. Consequently, any IAA stockholder or beneficial owner of IAA common stock wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

CERTAIN BENEFICIAL OWNERS OF RBA COMMON SHARES
The following table sets forth certain information with respect to the beneficial ownership of RBA common shares as of January 25, 2023, for:
•	each member of the RBA board;
•	each named executive officer of RBA;
•	the members of the RBA board and RBA’s current executive officers as a group; and
•	each person known by RBA to beneficially own 5% or more of the outstanding RBA common shares.
RBA has determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to RBA’s securities. Unless otherwise indicated below, to RBA’s knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. RBA has deemed RBA common shares subject to options and restricted stock units outstanding as of January 25, 2023 that were exercisable or issuable or will become exercisable or issuable within 60 days of January 25, 2023 to be outstanding and to be beneficially owned by the person holding the option or restricted stock unit for the purpose of computing the percentage ownership of that person, but has not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
RBA has based percentage ownership of RBA common shares on 110,887,811 RBA common shares outstanding as of January 25, 2023.
Security Ownership of Other Beneficial Owners
Based on information available to RBA as of January 25, 2023, RBA knew of no person who beneficially owned 5% of the outstanding RBA common shares, except as set forth below.
5% Shareholders	Shares Beneficially Owned	Ownership %(1)
Massachusetts Financial Services Company(2) 111 Huntington Avenue Boston, Massachusetts 02199	10,578,495	9.5%
Janus Henderson Group plc(3) 201 Bishopsgate London, EC2M 3AE, United Kingdom	5,780,220	5.2%
Beutel, Goodman & Company Ltd.(4) 20 Eglinton Ave. W., Suite 2000 Toronto, Ontario, M4R 1K8, Canada	5,767,291	5.2%
(1)	As of January 25, 2023, there were 110,887,811 common shares outstanding.
(2)
As reported on Massachusetts Financial Services Company’s Schedule 13G as of December 31, 2021, Massachusetts Financial Services Company had sole voting power with respect to 9,587,357 common shares and sole dispositive power with respect to 10,578,495 common shares.

(3)	As reported on Janus Henderson Group PLC’s Schedule 13G as of December 31, 2021, Janus Henderson Group PLC had shared voting and dispositive power with respect to 5,780,220 common shares.
(4)
As reported on Beutel, Goodman & Company Ltd.’s Schedule 13G on December 31, 2022, Beutel, Goodman & Company Ltd. has sole voting power with respect to 5,547,496 common shares and sole dispositive power with respect to 5,767,291 common shares.

Security Ownership of RBA Directors and Executive Officers
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Ritchie Bros. Auctioneers Incorporated, 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6.
Directors and Named Executive Officers	Shares Beneficially Owned	Ownership %(1)
Ann Fandozzi(2)	327,100	*
Sharon Driscoll(3)	345,261	*
James Kessler(4)	148,246	*
Baron Concors(5)	88,452	*
Kari Taylor(6)	120,690	*
Eric Jacobs	—	*
Erik Olsson	—	—
Adam DeWitt	—	—
Robert G. Elton	—	—
Lisa Hook	—	—
Sarah Raiss	—	—
Mahesh Shah	—	—
Carol Stephenson	—	—
Christopher Zimmerman	—	—
All directors and executive officers as a group (16 individuals)(7)	1,201,675	1.08%
*	Less than 1%.

The above tables exclude the shares purchased by Starboard pursuant to the securities purchase agreement on February 1, 2023. Such shares were not outstanding on the record date of January 25, 2023, and will not be voted at the RBA special meeting. See the section entitled “Recent Developments.”

(1)	As of January 25, 2023, there were 110,887,811 common shares outstanding.
(2)	Represents 12,182 common shares, 223,429 stock options exercisable and 91,489 performance share units releasable within 60 days of January 25, 2023.
(3)	Represents 49,749 common shares, 283,763 stock options exercisable and 11,749 performance share units releasable within 60 days of January 25, 2023.
(4)	Represents 320 common shares, 86,034 stock options exercisable and 61,892 performance share units releasable within 60 days of January 25, 2023.
(5)	Represents 1,050 common shares, 67,596 stock options exercisable and 19,806 performance share units releasable within 60 days of January 25, 2023.
(6)	Represents 8,952 common shares, 104,580 stock options exercisable and 7,158 performance share units releasable within 60 days of January 25, 2023.
(7)	Represents 89,820 common shares, 891,773 stock options exercisable and 220,082 performance share units releasable within 60 days of January 25, 2023.

CERTAIN BENEFICIAL OWNERS OF IAA COMMON STOCK
The following tables set forth certain information with respect to the beneficial ownership of IAA common stock as of January 25, 2023, for:
•	each member of the IAA board;
•	each named executive officer of IAA;
•	the members of the IAA board and IAA’s executive officers as a group; and
•	each other person known by IAA to beneficially own more than 5% of the outstanding shares of IAA common stock.
IAA has determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to IAA’s securities. In accordance with the rules of the SEC, for purposes of determining beneficial ownership of shares of IAA common stock for purposes of the following tables, IAA has deemed shares of IAA common stock subject to IAA options currently exercisable or exercisable within 60 days of January 25, 2023, IAA RSUs vesting within 60 days of January 25, 2023, IAA deferred stock units and IAA restricted stock to be outstanding and to be beneficially owned by the person holding the IAA option, IAA RSU, IAA deferred stock unit and IAA restricted stock. Shares subject to IAA options currently exercisable or exercisable within 60 days of January 25, 2023, shares subject to IAA RSUs vesting within 60 days of January 25, 2023 and IAA deferred stock units are considered outstanding for the purpose of computing the percentage ownership of the holder of such award, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Except as otherwise disclosed, IAA has based percentage ownership of IAA common stock set forth in the tables below on 133,769,775 shares of IAA common stock outstanding as of January 25, 2023.
The information set forth in the tables below is based upon information supplied by IAA executive officers, directors, and principal stockholders and Schedules 13D and Schedules 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, IAA believes that each of the stockholders named in the tables have sole voting and investment power with respect to the shares indicated as beneficially owned.

Security Ownership of IAA Directors and Executive Officers
Named Executive Officers and Directors:	Shares Beneficially Owned	Ownership %
John W. Kett(1)(2)	222,372	*%
Susan Healy	469	*
Tim O’Day(1)(2)	64,262	*
Sidney Peryar(1)(2)	42,625	*
Maju Abraham(1)(2)	27,650	*
John P. Larson(3)	28,375	*
Brian Bales(3)	11,918	*
William Breslin(3)	12,942	*
Sue Gove(3)	11,918	*
Lynn Jolliffe(3)	25,698	*
Peter Kamin(3)	362,018	*
Olaf Kastner(3)	9,662	*
Michael Sieger(3)	3,714	*
All directors and executive officers as a group (13 persons)(4)	823,623	*%
(*)	Represents beneficial ownership of less than one percent of outstanding shares of IAA common stock.
(1)
Includes shares of IAA common stock underlying IAA options that are currently exercisable as follows: Mr. Kett (41,914 shares), Mr. O’Day (33,811 shares), Mr. Peryar (20,917 shares) and Mr. Abraham (15,979 shares). For Mr. Kett, also includes 5,000 shares of IAA common stock purchased on the open market on March 7, 2022.

(2)
Includes shares of IAA common stock subject to vesting within 60 days of January 25, 2023 as follows: Mr. Kett (58,910 shares), Mr. O’Day (12,637 shares), Mr. Peryar (7,424 shares) and Mr. Abraham (5,217 shares).

(3)
Includes shares of IAA common stock subject to IAA restricted stock as follows: Mr. Larson (5,571 shares), Mr. Bales (3,714 shares), Mr. Breslin (3,714 shares), Ms. Gove (3,714 shares), Mr. Kamin (3,714 shares), Mr. Kastner (3,714 shares), and Mr. Sieger (3,714 shares) and shares of IAA common stock subject to deferred stock units as follows: Mr. Larson (17,808 shares) and Ms. Jolliffe (8,856 shares). For Peter Kamin, also includes 350,100 shares of IAA common stock purchased on the open market from February 15, 2022 to March 8, 2022.

(4)	Includes 112,621 shares of IAA common stock underlying IAA options that are currently exercisable.
Security Ownership of Other Beneficial Owners
Based on information available to IAA as of January 25, 2023, IAA knew of no person who beneficially owned more than 5% of the outstanding shares of IAA common stock, except as set forth below.
5% or Greater Stockholders:	Shares Beneficially Owned	Ownership %
The Vanguard Group(2)	12,279,290	9.2%
BlackRock, Inc.(3)	797,157	8.8%
(1)
Based solely on information disclosed in Amendment No. 2 to a Schedule 13G filed by The Vanguard Group on February 10, 2022. According to this Schedule 13G/A, The Vanguard Group has sole dispositive power with respect to 12,080,577 shares, shared voting power with respect to 80,568 shares and shared dispositive power with respect to 198,713 shares of IAA common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(2)
Based solely on information disclosed in a Schedule 13G filed by BlackRock, Inc. on January 25, 2023. According to this Schedule 13G/A, BlackRock, Inc. has sole voting power with respect to 11,511,374 shares and sole dispositive power with respect to 11,797,157 shares of IAA common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

FUTURE STOCKHOLDER PROPOSALS
RBA
RBA will hold an annual meeting of shareholders in 2023, which is referred to as the “RBA 2023 annual meeting,” regardless of whether the mergers have been completed.
Any shareholder proposals intended to be presented at the RBA 2023 annual meeting and considered for inclusion in RBA’s proxy materials must have been received by RBA on or before January 27, 2023. Such proposals must have been submitted in writing to: Ritchie Bros. Auctioneers Incorporated, 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, Canada, Attn: Corporate Secretary, or by calling (778) 331-5500. Such proposals must also have met the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.
Shareholders who do not wish to use the mechanism provided by the Exchange Act may submit proposals to be considered at RBA’s 2023 annual meeting under the CBCA. In order to make a proposal under the CBCA (other than in respect of the nomination of directors), a shareholder must hold, or have the support of persons who, in the aggregate, including or not including the shareholder, hold, at least 1% of the outstanding voting shares, or the fair market value of the shares held must be at least C$2,000 and such shares must have been held for at least six months. A shareholder proposal to nominate a director must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to vote at the meeting. Such shareholder proposals must have been received by us no later than December 15, 2022, in order to be included in the proxy materials for the RBA 2023 annual meeting. Upon receipt of a proposal in compliance with the requirements of the CBCA, RBA will set out such proposal in the proxy statement distributed to shareholders prior to the RBA 2023 annual meeting.
Under the RBA bylaws, nominees for director submitted by shareholders must have been received by RBA not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the closing of business on the 10th day following such public announcement. Such proposals must also meet the requirements set forth in the RBA bylaws.
IAA
IAA will hold an annual meeting of stockholders in 2023 (the “IAA 2023 annual meeting”) only if the mergers have not already been completed by the date of the IAA 2023 annual meeting. A date has not been set for the IAA 2023 annual meeting.
An IAA stockholder seeking to have a proposal included in IAA’s proxy statement for the IAA 2023 annual meeting must comply with Rule 14a-8 under the Exchange Act, which sets forth the requirements for including stockholder proposals in company-sponsored proxy materials. In accordance with Rule 14a-8, any such proposal must be received by IAA’s Corporate Secretary at IAA’s principal executive offices at IAA, Inc., Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154 by January 2, 2023, which is 120 days prior to the one-year anniversary of the date the 2022 proxy statement was first mailed to IAA stockholders. However, if the date of the 2023 annual meeting changes by more than 30 days from the one-year anniversary of the date of the 2022 annual meeting of stockholders, then such proposals must be received a reasonable time before IAA begins to print and send its proxy materials for the 2023 annual meeting.
IAA’s bylaws establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement, but that an IAA stockholder instead wishes to present directly at an annual meeting. To be properly brought before the IAA 2023 annual meeting, a notice of the nomination or the proposal the IAA stockholder wishes to present at the IAA 2023 annual meeting must be delivered to IAA’s Corporate Secretary at the Company’s principal executive offices at IAA, Inc., Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154, not earlier than February 15, 2023, which is one hundred twenty days prior to the first anniversary of the date of IAA’s 2022 annual meeting of stockholders, and not later than March 17, 2023, which is ninety days prior to the first anniversary of the date of IAA’s 2022 annual meeting of stockholders; provided, however, that in the event that the IAA 2023 annual meeting is called for a date that is more than thirty days before or more than sixty days after such first anniversary date, notice by the IAA stockholder in order to be timely must be so received not more than one hundred twenty days prior to the IAA 2023 annual meeting nor less than the later of (i) ninety days prior the IAA 2023 annual meeting and (ii) the 10th day following the day on which such public disclosure of the date of the IAA 2023 annual meeting of stockholders was first made by IAA. All director nominations and stockholder proposals must comply with the requirements of Article II, Section 4 of IAA’s amended and restated bylaws (the “IAA bylaws”).
In addition, an IAA stockholder who intends to solicit proxies in support of director nominees other than IAA’s nominees at the 2023 annual meeting must provide written notice to IAA setting forth the information required by Rule 14a-19 under the Exchange Act, unless the required information has been provided in a preliminary or definitive proxy statement previously filed by the IAA stockholder. Such written notice must be provided in accordance with Rule 14a-19 no later than April 16, 2023. If IAA changes the date of the IAA 2023 annual meeting by more than thirty days from the date of IAA’s 2022 annual meeting of stockholders, the written notice must be received by the later of sixty days prior to the date of the IAA 2023 annual meeting or the 10th calendar day following the day on which public announcement of the date of the IAA 2023 annual meeting is first made. The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under the IAA bylaws as described above.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides greater convenience for shareholders and stockholders and cost savings for companies by reducing the number of duplicate documents that households receive.
RBA and IAA have each previously adopted householding for shareholders and stockholders of record, as applicable. As a result, shareholders or stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus from RBA or IAA, as applicable. Registered RBA shareholders or IAA stockholders (those who hold shares directly in their name with RBA’s or IAA’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to RBA or IAA, as applicable, at the address below.
Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable:
For RBA shareholders:	For IAA stockholders:

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway Burnaby, British Columbia, V5J 0C6, Canada Attn: Corporate Secretary (778) 331-5500	IAA, Inc. Two Westbrook Corporate Center Suite 500 Westchester, Illinois, 60154 Attn: Corporate Secretary (708) 492-7000
TRANSFER AGENT
The transfer agent for RBA is Computershare Trust Company of Canada.
TRADEMARK NOTICE
This joint proxy statement/prospectus includes the trademarks, trade names and service marks of RBA and its subsidiaries and IAA and its subsidiaries, which are protected under applicable intellectual property laws and are the property of either RBA or IAA, as applicable.
This joint proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, all of which are the property of their respective owners.
Solely for convenience, trademarks, trade names and service marks referred to in this joint proxy statement/prospectus and the information incorporated herein, including logos, artwork and other visual displays, may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that RBA, IAA or the applicable owner will not assert, to the fullest extent permitted under applicable law, its respective rights or the right of any applicable licensor to these trademarks, trade names and service marks.
Neither RBA nor IAA intend the use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of RBA or IAA by, these other parties.

WHERE YOU CAN FIND MORE INFORMATION
RBA has filed a registration statement on Form S-4 to register with the SEC the RBA common shares to be issued to IAA stockholders in connection with the mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of RBA in addition to being proxy statements of RBA and IAA for their respective special meetings. The registration statement, including the attached exhibits and annexes, contains additional relevant information about RBA and IAA. The rules and regulations of the SEC allow RBA and IAA to omit certain information included in the registration statement from this joint proxy statement/prospectus.
RBA and IAA, as applicable, file annual, quarterly and current reports, proxy statements and other information with the SEC and applicable Canadian securities regulatory authorities. The SEC and SEDAR maintain websites that contain reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and SEDAR, including RBA and IAA, as applicable, which you can access at www.sec.gov and www.sedar.com. In addition, you may obtain free copies of the documents RBA and IAA file with the SEC, including the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, by going to RBA’s and IAA’s websites at https://investor.ritchiebros.com and https://investors.iaai.com/, respectively. The websites of RBA and IAA are provided as inactive textual references only. The information contained on or accessible through the websites of RBA and IAA (other than the documents listed below that are incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus, and is not incorporated by reference herein.
Statements contained or incorporated by reference in this joint proxy statement/prospectus regarding the contents of any contract or other document are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC and applicable Canadian securities regulatory authorities allow RBA and IAA, as applicable, to “incorporate by reference,” or make secondary documents a part of this filing by attaching the secondary document as an exhibit, in this joint proxy statement/prospectus documents that RBA and IAA file with the SEC and on SEDAR, as applicable, including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that RBA and IAA can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be a part of this joint proxy statement/prospectus, and later information that RBA and IAA file with the SEC will update and supersede that information. Each of RBA and IAA incorporate by reference the following documents and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its applicable special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. These documents contain important information about RBA’s and IAA’s businesses and financial performance.
For the purposes of the filing of this joint proxy statement/prospectus with the SEC and for persons resident in or otherwise subject to applicable securities laws in the United States who receive or view this joint proxy statement/prospectus, the following documents contain important information about us and we incorporate them by reference (excluding any portions of such documents that have been furnished but not filed for purposes of the U.S. Exchange Act):
•	RBA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022;
•
the information specifically incorporated by reference in RBA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 from RBA’s definitive proxy statement on Schedule 14A for RBA’s 2022 annual meeting of stockholders, filed with the SEC on March 15, 2022;

•
RBA’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022, and September 30, 2022 filed with the SEC on May 9, 2022, August 4, 2022, and November 7, 2022, respectively;

•
RBA’s Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on January 13, 2022, February 16, 2022, February 17, 2022, March 4, 2022, April 28, 2022, April 29, 2022, May 9, 2022, June 2, 2022, August 4, 2022, November 7, 2022, December 12, 2022, December 20, 2022, January 17, 2023, January 23, 2023 and February 1, 2023; and

•
the RBA common shares contained in RBA’s registration statement on Form 8-A, filed with the SEC on February 22, 2007, as updated by Exhibit 4.1 to RBA’s Report on Form 8-K filed on February 28, 2019, including any subsequent amendment thereto or reports filed for the purpose of updating this description.

For the purposes of the filing of this joint proxy statement/prospectus with Canadian securities regulatory authorities and for persons resident in or otherwise subject to applicable securities laws in Canada who receive or view this joint proxy statement/prospectus, the following documents contain important information about us and we incorporate them by reference:
•	RBA’s Annual Report on Form 10-K dated February 17, 2022 for the year ended December 31, 2021;
•
RBA’s consolidated comparative financial statements, including the notes thereto, as at December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, together with the Report of Independent Registered Public Accounting Firm thereon;

•	RBA’s management’s discussion and analysis dated February 17, 2022 for the year ended December 31, 2021;
•	RBA’s management proxy circular dated March 15, 2022 for an Annual and Special meeting of RBA shareholders held on April 27, 2022;
•	RBA’s unaudited interim comparative consolidated financial statements dated November 7, 2022 for the three and nine months ended September 30, 2022;
•	RBA’s management’s discussion and analysis dated November 7, 2022 for the three and nine months ended September 30, 2022;
•	RBA’s material change report dated March 8, 2022 announcing that the UK’s Competition and Markets Authority intends to refer RBA’s proposed acquisition of Euro Auctions to a Phase 2 review process;
•
RBA’s material change report dated May 2, 2022 announcing that its wholly owned indirect subsidiary, Ritchie Bros. UK Holdings Ltd. (“RB Purchaser”) is discontinuing the Phase 2 review by the UK Competition and Markets Authority and that the Sale and Purchase Agreement dated August 9, 2021 pursuant to which the RB Purchaser had agreed to purchase Euro Auctions Limited, William Keys & Sons Holdings Limited, Equipment & Plant Services Ltd and Equipment Sales Ltd. will automatically terminate on June 28, 2022;

•	RBA’s material change report dated June 3, 2022 announcing that, effective June 6, 2022, Eric Jacobs will become RBA’s new Chief Financial Officer;
•	RBA’s material change report dated November 7, 2022 announcing that it had entered into the merger agreement;
•
RBA's material change report dated December 13, 2022 announcing that on December 9, 2022, it had entered into a sixth amendment to the credit agreement dated as of October 27, 2016, among RBA, as a borrower, certain of its subsidiaries, each as a borrower and/or guarantor, Bank of America, N.A., as administrative agent, U.S. swing line lender and a letter of credit issuer and the other lenders party thereto;

•	RBA's material change report dated January 26, 2023 announcing that on January 22, 2023, it had into an agreement to amend certain terms of the merger agreement; and
•
RBA's material change report dated January 26, 2023 announcing that on January 22, 2023, it had entered into a securities purchase agreement pursuant to which it agreed to issue and sell senior preferred shares and common shares of RBA to the Starboard purchasers.

Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
This document incorporates by reference the following documents that have been previously filed with the SEC by IAA:
•	IAA’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022, filed with the SEC on February 28, 2022;

•
the information specifically incorporated by reference in IAA’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 from IAA’s definitive proxy statement on Schedule 14A for IAA’s 2022 annual meeting of stockholders, filed with the SEC on May 2, 2022;

•
IAA’s Quarterly Reports on Form 10-Q for the fiscal quarters ended April 3, 2022, July 3, 2022, and October 2, 2022 filed with the SEC on May 10, 2022, August 9, 2022, and November 9, 2022, respectively;

•
IAA’s Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on February 11, 2022, April 29, 2022, May 10, 2022, June 17, 2022, June 17, 2022, August 9, 2022, November 7, 2022, November 7, 2022, November 7, 2022, December 20, 2022 (with respect to Item 8.01 only), January 17, 2023, and January 23, 2023; and

•
the description of IAA capital stock contained in IAA’s registration statement on Form 10, filed with the SEC on June 28, 2018, as updated by Exhibit 4.1 to IAA’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the SEC on March 18, 2020, including any subsequent amendment thereto or reports filed for the purpose of updating this description.

RBA has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to RBA, as well as all pro forma financial information, and IAA has supplied all such information relating to IAA.
Documents incorporated by reference are available from RBA or IAA, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. RBA shareholders or IAA stockholders, as applicable, may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference in this joint proxy statement/prospectus or other information concerning RBA or IAA, without charge, through the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or by written or telephonic request to:
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway, Burnaby,
British Columbia, V5J 0C6, Canada
Attn: Corporate Secretary
(778) 331-5500
IAA, Inc,
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois 60154
Attn: Corporate Secretary
(708) 492-7000
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you would like to request documents from RBA, please do so by March 1, 2023 in order to receive them before the RBA special meeting. If you would like to request documents from IAA, please do so by March 1, 2023 in order to receive them before the IAA special meeting.
You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the IAA merger proposal, the IAA compensation proposal, the IAA adjournment proposal, the RBA share issuance proposal and the RBA adjournment proposal. Neither RBA nor IAA has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.
This joint proxy statement/prospectus is dated February 10, 2023. You should not assume that the information in it (or incorporated by reference) is accurate as of any date other than that date or the date of such incorporated document, as applicable, and neither its mailing to RBA shareholders or IAA stockholders nor the issuance of RBA common shares in the mergers will create any implication to the contrary.

LEGAL MATTERS
The validity of the RBA common shares to be issued in connection with the mergers and being offered hereby will be passed upon for RBA by McCarthy Tétrault LLP. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for IAA by Cooley LLP.
EXPERTS
RBA
The consolidated financial statements of RBA, appearing in RBA’s Annual Report (Form 10-K) for the year ended December 31, 2021, and the effectiveness of RBA’s internal control over financial reporting as of December 31, 2021 (excluding the internal control over financial reporting of SmartEquip, Inc.), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of RBA’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of SmartEquip, Inc. from the scope of such firm's audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
IAA
The consolidated financial statements of IAA as of January 2, 2022 and December 27, 2020, and for each of the fiscal years in the three-year period ended January 2, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of January 2, 2022 have been incorporated by reference and included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference and included herein, and upon the authority of such firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of January 2, 2022, contains an explanatory paragraph that states that IAA acquired SYNETIQ Ltd. during 2021, and management excluded from its assessment of the effectiveness of IAA’s internal control over financial reporting as of January 2, 2022, SYNETIQ Ltd.’s internal control over financial reporting associated with total assets of 12% and total revenues of 2% included in the consolidated financial statements of IAA as of and for the year ended January 2, 2022. Our audit of internal control over financial reporting of IAA also excluded an evaluation of the internal control over financial reporting of SYNETIQ Ltd.

Annex A-1
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

RITCHIE BROS. AUCTIONEERS INCORPORATED,

RITCHIE BROS. HOLDINGS INC.,

IMPALA MERGER SUB I, LLC,

IMPALA MERGER SUB II, LLC,

and

IAA, INC.

Dated as of November 7, 2022

A-1-i

A-1-ii

ANNEX A – Certain Definitions	Annex A-1

ANNEX B-1 – Certificate of Incorporation of Surviving Corporation	Annex B-1

ANNEX B-2 – Bylaws of Surviving Corporation	Annex B-1
A-1-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of November 7, 2022 (this “Agreement”), is entered into by and among Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), and IAA, Inc., a Delaware corporation (the “Company”).
WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub 1 with and into the Company, with the Company continuing as the Surviving Corporation following such merger (the “First Merger”) and, immediately following the First Merger, the merger of the Surviving Corporation with and into Merger Sub 2, with Merger Sub 2 continuing as the Surviving LLC following such merger (the “Second Merger” and together with the First Merger, the “Mergers”) are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the consummation of the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption, and (iv) resolved to recommend that the holders of Company Common Stock adopt this Agreement at the Company Stockholders Meeting, subject to the terms of this Agreement;
WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Transactions, including the issuance of the common shares, without par value, of Parent (“Parent Common Shares”), in connection with the First Merger (the “Parent Share Issuance”), are in the best interests of Parent, (ii) approved this Agreement and the consummation of the Transactions, including the Parent Share Issuance, and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance at the Parent Shareholders Meeting, subject to the terms of this Agreement;
WHEREAS, the Board of Directors (or managers, as applicable) of US Holding, Merger Sub 1 and Merger Sub 2 have approved this Agreement and the consummation of the Transactions, including the Mergers; and
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) and (ii) the Mergers shall not cause the stockholders of the Company (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, US Holdings, Merger Sub 1, Merger Sub 2 and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1 Certain Definitions. As used in this Agreement, capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
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Section 1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:
Definition	Section
Agreement	Preamble
Alternative Financing	Section 6.20(b)
Appraisal Shares	Section 3.5
Assumed Company Option	Section 3.3(c)
Assumed Company PRSU	Section 3.3(b)
Assumed Company RSU	Section 3.3(a)
Book-Entry Shares	Section 3.4(b)(ii)
Cash Consideration	Section 3.1(b)(i)
Certificates	Section 3.4(b)(i)
Certificates of Merger	Section 2.2(b)
Chosen Courts	Section 9.7(b)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Closing Tax Opinion	Section 6.16(b)
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 6.9(b)
Company Alternative Acquisition Agreement	Section 6.3(d)(iv)
Company Applicable Date	Section 4.5(a)
Company Board	Recitals
Company Board Recommendation	Section 4.3(a)
Company Capital Stock	Section 4.2(a)
Company Change of Recommendation	Section 6.3(d)(vii)
Company Common Stock	Recitals
Company Contracts	Section 4.19(b)
Company Designees	Section 2.7(a)
Company Disclosure Letter	ARTICLE IV
Company Employee	Section 4.10(i)
Company Equity Awards	Section 4.2(c)
Company Equity Plan	Section 3.3(a)
Company FA	Section 4.24
Company Insurance Policies	Section 4.20
Definition	Section
Company Leased Real Property	Section 4.15
Company Material Adverse Effect	Section 4.1
Company Owned Real Property	Section 4.15
Company Permits	Section 4.9(a)
Company Phantom Stock Award	Section 3.3(e)
Company Preferred Stock	Section 4.2(a)
Company PRSU Award	Section 3.3(b)
Company Real Property Lease	Section 4.15
Company Related Party Transaction	Section 4.23
Company Restricted Stock Award	Section 3.3(d)
Company RSU Award	Section 3.3(a)
Company SEC Documents	Section 4.5(a)
Company Source Code	Section 4.14(g)
Company Stock Option	Section 3.3(c)
Company Stockholders Meeting	Section 4.4
A-1-2

Definition	Section
Company Tax Certificate	Section 6.16(b)
Confidentiality Agreement	Section 6.7(b)
Continuing Employees	Section 6.9(a)
Creditors’ Rights	Section 4.3(a)
D&O Insurance	Section 6.10(a)
days	Section 9.4(e)
Debt Commitment Letter	Section 5.25(a)
Debt Financing	Section 5.25(a)
DGCL	Section 2.1(a)
Directors Deferred Compensation Plan	Section 3.3(e)
DLLCA	Section 2.1(a)
DTC	Section 3.4(b)(ii)
e-mail	Section 9.3
Eligible Shares	Section 3.1(b)(i)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Exchange Ratio	Section 3.1(b)(i)
Excluded Shares	Section 3.1(b)(iii)
FCPA	Section 4.17(a)
Final Exercise Date	Section 3.3(f)
Financing Indemnitees	Section 6.20(e)
First Merger	Recitals
First Merger Effective Time	Section 2.2(b)
GAAP	Section 4.5(b)
HSR Act	Section 4.4
Indemnified Person	Section 6.10(a)
Indemnifying Parties	Section 6.10(c)
International Trade Laws	Section 4.17(b)
Joint Proxy Statement	Section 4.4
Junior Preferred Shares	Section 5.2(a)
Definition	Section
Letter of Transmittal	Section 3.4(b)(i)
made available	Section 9.4(e)
Measurement Date	Section 4.2(a)
Merger Consideration	Section 3.1(b)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Mergers	Recitals
Outside Date	Section 8.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	Section 6.9(b)
Parent Alternative Acquisition Agreement	Section 6.4(c)(iv)
Parent Applicable Date	Section 5.5(a)
Parent Board	Recitals
Parent Board Recommendation	Section 5.3(a)
Parent Capital Shares	Section 5.2(a)
Parent Change of Recommendation	Section 6.4(c)(vii)
Parent Common Shares	Recitals
Parent Contracts	Section 5.18(b)
Parent Designees	Section 2.7(a)
Parent Disclosure Letter	ARTICLE V
A-1-3

Definition	Section
Parent Employee	Section 5.10(g)
Parent Leased Real Property	Section 5.15
Parent Material Adverse Effect	Section 5.1
Parent Nominating Committee	Section 2.7(a)
Parent Owned Real Property	Section 5.15
Parent Permits	Section 5.9(a)
Parent Plan	Section 6.9(c)
Parent Preferred Shares	Section 5.2(a)
Parent Privacy Requirements	Section 4.14(h)
Parent Public Documents	Section 5.5(a)
Parent Real Property Lease	Section 5.15
Parent Registered Intellectual Property	Section 5.14(a)
Parent Related Party Transaction	Section 5.21
Parent Share Issuance	Recitals
Parent Shareholders Meeting	Section 4.4
Parent Source Code	Section 5.14(g)
Parent Tax Certificate	Section 6.16(a)
Payoff Letters	Section 6.19(a)
pdf	Section 2.2(a)
Post-Effective Time Dividends	Section 3.4(f)
Privacy Requirements	Section 4.14(h)
Registration Statement	Section 4.4
Reorganization Treatment	Recitals
Required Amount	Section 5.25(a)
Second Merger	Recitals
Definition	Section
Second Merger Effective Time	Section 2.2(b)
Senior Notes Redemption	Section 6.19(b)(iii)
Senior Preferred Shares	Section 5.2(a)
Share Consideration	Section 3.1(b)(i)
Surviving Corporation	Section 2.1(a)
Surviving Corporation Stock	Section 3.1(a)
Surviving LLC	Section 2.1(b)
Tail Policy	Section 6.10(b)
Tax Certificate	Section 6.16(a)
Terminable Breach	Section 8.1(b)(iii)
Top Company Customers	Section 4.27
Top Parent Customers	Section 5.24
Transaction Litigation	Section 6.11
US Holdings	Preamble
2023 Bonus	Section 6.9(d)
2023 Bonus Participant	Section 6.9(d)
2023 Parent AGM	Section 2.7(b)
ARTICLE II
THE MERGERS
Section 2.1 The Mergers. Upon the terms and subject to the conditions of this Agreement:
(a) at the First Merger Effective Time, Merger Sub 1 will be merged with and into the Company in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”). As a result of the Merger, the separate existence of Merger Sub 1 shall cease and the Company shall continue its existence under the laws of the State
A-1-4

of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent and a direct wholly owned subsidiary of US Holdings; and
(b) at the Second Merger Effective Time, the Surviving Corporation will be merged with and into Merger Sub 2 in accordance with the provisions of the DGCL and the DLLCA. As a result of the Second Merger, the separate existence of the Surviving Corporation shall cease and Merger Sub 2 shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, Merger Sub 2 is sometimes referred to herein as the “Surviving LLC”) and a direct, wholly owned subsidiary of US Holdings.
Section 2.2 Closing.
(a) The closing of the Mergers (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 8:00 a.m., New York time, on a date that is within four (4) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in ARTICLE VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company; provided that, notwithstanding the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in ARTICLE VII, if the Marketing Period has not ended at the time of such satisfaction or waiver of such conditions (other than those conditions that by their terms are to be satisfied at the Closing), then the Closing will instead occur on (i) the earlier of (A) a Business Day during the Marketing Period specified by Parent in writing on no fewer than two (2) Business Days’ notice to the Company and (B) the fourth (4th) Business Day immediately following the last day of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing)) or (ii) such other date agreed to in writing by Parent and the Company. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.
(b) As soon as practicable on the Closing Date, the Parties will cause certificates of merger with respect to each of the Mergers to be prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA, as applicable (the “Certificates of Merger”), and to be filed with the Office of the Secretary of State of the State of Delaware. The First Merger shall become effective upon the due filing and acceptance of the Certificate of Merger related to the First Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in such Certificate of Merger (the time the First Merger becomes effective being the “First Merger Effective Time”). As soon as practicable following the First Merger Effective Time, the Certificate of Merger related to the Second Merger shall be filed with the Office of the Secretary of State of the State of Delaware, with the effective time of the Second Merger occurring upon the due filing and acceptance thereof, or at such later time as the Parties shall agree upon in writing and shall specify in such Certificate of Merger (the “Second Merger Effective Time”).
Section 2.3 Effect of the Mergers.
(a) At the First Merger Effective Time, the First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub 1 shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub 1 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
(b) At the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving LLC, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving LLC.
A-1-5

Section 2.4 Organizational Documents of the Surviving Corporation. Subject to Section 6.10(a), at the First Merger Effective Time: (a) the certificate of incorporation of the Company shall be amended and restated in the form attached as Annex B-1, which shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with the DGCL and such certificate of incorporation; and (b) the bylaws of the Company shall be amended and restated in the form attached as Annex B-2, which shall be the bylaws of the Surviving Corporation until duly amended in accordance with the DGCL and such bylaws.
Section 2.5 Organizational Documents of the Surviving LLC. Subject to Section 6.10(a), at the Second Merger Effective Time, the Organizational Documents of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the Organizational Documents of the Surviving LLC (amended so that the name of the Surviving LLC shall be “IAA Holdings, LLC”), until duly amended as provided therein or by applicable Law.
Section 2.6 Directors and Officers of the Surviving Corporation and the Surviving LLC. Unless otherwise determined by Parent prior to the First Merger Effective Time, the Parties shall take all necessary action, from and after the First Merger Effective Time, to cause the directors and officers of Merger Sub 1 as of immediately prior to the First Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation. Unless otherwise determined by Parent prior to the Second Merger Effective Time, the directors and officers of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the directors and officers of the Surviving LLC, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving LLC.
Section 2.7 Directors of Parent.
(a) Parent shall take all actions necessary such that, as of immediately following the First Merger Effective Time, the Parent Board shall consist of twelve (12) directors, of whom (i) eight (8) directors shall be designated by Parent, which designees shall consist of (A) Erik Olsson, who shall continue as Chair of the Parent Board, (B) Ann Fandozzi, who shall continue as the Chief Executive Officer of Parent, and (C) six (6) existing directors of Parent who are independent under the rules and regulations of the NYSE and applicable Canadian Securities Laws as may be designated by Parent by written notice to the Company prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Parent Designees”), and (ii) four (4) directors shall be designated by the Company by written notice to Parent prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Company Designees”), which Company Designees (x) will be reasonably acceptable to the Nominating and Corporate Governance Committee of the Parent Board (the “Parent Nominating Committee”) (it being understood and agreed that the individuals listed on Schedule 2.7(a) of the Company Disclosure Letter are acceptable to such committee), (y) will be members of the Company Board as of the time of designation by the Company and (z) with respect to at least three (3) of the designees, will be independent under the rules and regulations of the NYSE and applicable Canadian Securities Laws as of immediately following the First Merger Effective Time. Each Company Designee shall provide information reasonably requested by the Nominating and Corporate Governance Committee in connection with assessing eligibility (if applicable pursuant to the immediately preceding sentence), independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations and requirements, in each case, relating to their appointment as a director of Parent. In the event that, prior to the Closing, any of the Parent Designees or Company Designees notifies either Party that he or she is unable or unwilling to serve at the First Merger Effective Time, Parent (in the case of Parent Designees) or the Company (in the case of Company Designees), shall promptly designate a replacement Parent Designee or Company Designee, as applicable, in accordance with the foregoing and provide any relevant information about such nominee as the other Party may reasonably request.
(b) In the event that the Closing Date occurs prior to the date of Parent’s annual general meeting of holders of Parent Common Shares held during the calendar year ended December 31, 2023 (the “2023 Parent AGM”), Parent shall afford each of the Company Designees then serving on the Parent Board the opportunity to stand for re-election to the Parent Board at the 2023 Parent AGM; provided that (i) the Parent Nominating Committee shall not have determined in good faith following reasonable consultation with the applicable Company Designee that such Company Designee is no longer reasonably acceptable to the Parent Nominating Committee to serve on the Parent Board as a result of a material adverse development related to such Company
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Designee (which shall not relate to such Company Designee’s experience, expertise or qualifications) that occurs following (or of which Parent did not have knowledge prior to) the First Merger Effective Time, and (ii) if such Company Designee was independent under the rules and regulations of the NYSE and applicable Canadian Securities Laws as of immediately following the First Merger Effective Time, such Company Designee remains independent under such rules and regulations. In the event that any Company Designee is not nominated for re-election to the Parent Board at the 2023 Parent AGM pursuant to the immediately preceding sentence, the Parent Nominating Committee shall (A) reasonably consult with the other Company Designees in connection with selecting a replacement nominee and (B) consider in good faith the reasonable recommendations of such other Company Designees for the appropriate individual to serve as a replacement nominee.
(c) Prior to the First Merger Effective Time, Parent shall take all actions necessary or appropriate to procure the resignation of any directors serving on the Parent Board who are not Parent Designees (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of Parent or its Subsidiaries) to become effective as of the First Merger Effective Time (pursuant to written resignation letters, copies of which will be provided to the Company).
ARTICLE III
EFFECT OF THE MERGERS; EXCHANGE
Section 3.1 Effect of the First Merger on Equity Interests.
(a) Interests of Merger Sub 1. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Parent, US Holdings, Merger Sub 1, the Company, or any holder of any securities of Parent, US Holdings, Merger Sub 1 or the Company, (i) each limited liability company interest of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), and (ii) the Surviving Corporation shall issue one share of Surviving Corporation Stock to US Holdings for each Parent Common Share issued as Share Consideration.
(b) Capital Stock of the Company. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Parent, US Holdings, Merger Sub 1, the Company, or any holder of any securities of Parent, US Holdings, Merger Sub 1, or the Company:
(i) Subject to the other provisions of this ARTICLE III, each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (excluding any Excluded Shares and any Appraisal Shares) (the “Eligible Shares”) shall be converted automatically into the right to receive: (A) 0.5804 (the “Exchange Ratio”) validly issued, fully paid and nonassessable Parent Common Shares (the “Share Consideration”) and (B) $10.00 in cash, without interest (the “Cash Consideration,” and together with the Share Consideration, the “Merger Consideration”).
(ii) All such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of an Eligible Share shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(b) and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(f).
(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent, US Holdings Merger Sub 1 or Merger Sub 2 immediately prior to the First Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the First Merger Effective Time, and no consideration shall be delivered in exchange therefor.
(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of Parent Common Shares, or securities convertible or exchangeable into or exercisable for Parent Common Shares, in each case of clause (i) and (ii) issued and outstanding after the date of this
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Agreement and prior to the First Merger Effective Time, by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio, the Merger Consideration and the Equity Award Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio, the Merger Consideration and the Equity Award Exchange Ratio, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement (including Section 6.1 and Section 6.2).
Section 3.2 Effect of the Second Merger. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Merger Sub 2, the Surviving Corporation, or any holder of any securities of Merger Sub 2 or the Surviving Corporation:
(a) Interests of the Surviving Corporation. Each share of Surviving Corporation Stock issued and outstanding immediately prior to the Second Merger Effective Time shall cease to be outstanding and shall automatically be cancelled and cease to exist at the Second Merger Effective Time. Each holder of a share of Surviving Corporation Stock that was outstanding immediately prior to the Second Merger Effective Time shall cease to have any rights with respect thereto.
(b) Interests of Merger Sub 2. Each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time shall remain issued and outstanding and shall constitute the only outstanding limited liability company interests of the Surviving LLC immediately following the Second Merger Effective Time.
Section 3.3 Treatment of Company Equity Awards.
(a) Company RSU Awards. At the First Merger Effective Time, by virtue of the First Merger, each outstanding award of restricted stock units of the Company granted pursuant to the Company’s 2019 Omnibus Stock and Incentive Plan (the “Company Equity Plan”) that was subject solely to time-based vesting immediately prior to the First Merger Effective Time (each, a “Company RSU Award”) shall, automatically and without any action on the part of the Parties or any holder of a Company RSU Award, be assumed by Parent and converted into the right to receive, upon vesting, the number of Parent Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the First Merger Effective Time by (ii) the Equity Award Exchange Ratio (each, an “Assumed Company RSU”). Except as set forth above, each Assumed Company RSU will be subject to the same terms and conditions, including vesting and forfeiture terms, applicable to the corresponding Company RSU Award immediately prior to the First Merger Effective Time (including under the terms of the Company Equity Plan and the applicable restricted stock unit agreement).
(b) Company PRSU Awards. At the First Merger Effective Time, by virtue of the First Merger, each outstanding award of restricted stock units of the Company granted pursuant to the Company Equity Plan that was subject to performance-based vesting immediately prior to the First Merger Effective Time (each, a “Company PRSU Award”) shall, automatically and without any action on the part of the Parties or any holder of a Company PRSU Award, be assumed by Parent and converted into the right to receive, upon vesting, the number of Parent Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company PRSU Award immediately prior to the First Merger Effective Time (determined based on the target number of shares subject to such Company PRSU Award) by (ii) the Equity Award Exchange Ratio (each, an “Assumed Company PRSU”). Except as set forth above, each Assumed Company PRSU will be subject to the same terms and conditions, including time-based vesting and forfeiture provisions, but not performance-vesting provisions, applicable to the corresponding Company PRSU Award immediately prior to the First Merger Effective Time (including under the terms of the Company Equity Plan and the applicable restricted stock unit agreement).
(c) Company Stock Options. At the First Merger Effective Time, by virtue of the First Merger, each outstanding option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted pursuant to the Company Equity Plan, whether vested or unvested shall, automatically and without any action on the part of the Parties or any holder of a Company Stock Option, be assumed by Parent and converted into an option to purchase the number of Parent Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such
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Company Stock Option immediately prior to the First Merger Effective Time by (ii) the Equity Award Exchange Ratio, at an exercise price per Parent Common Share equal to the quotient obtained by dividing (x) the per share exercise price of such Company Stock Option immediately prior to the First Merger Effective Time by (y) the Equity Award Exchange Ratio, rounded up to the nearest whole cent (each, an “Assumed Company Option”); provided that the number of Parent Common Shares subject to such Assumed Company Option, the exercise price per share of such Assumed Company Option and the terms and conditions of exercise of such Assumed Company Option shall be determined in a manner intended to be consistent with the requirements of Section 409A of the Code and, with respect to any Assumed Company Option, intended to qualify as an “incentive stock option” under Section 422 of the Code and Section 424(a) of the Code. Except as set forth above, each Assumed Company Option will be subject to the same terms and conditions, including vesting, exercise, expiration and forfeiture provisions, applicable to the corresponding Company Stock Option immediately prior to the First Merger Effective Time (including under the terms of the Company Equity Plan and the applicable stock option agreement).
(d) Company Restricted Stock Awards. As of immediately prior to, and contingent upon, the First Merger Effective Time, each outstanding restricted stock award of the Company granted to a non-employee director pursuant to the Company Equity Plan (each, a “Company Restricted Stock Award”) shall automatically vest in full and each share of Company Common Stock underlying such Company Restricted Stock Award shall be treated as an outstanding share of Company Common Stock for all purposes of this Agreement, including for purposes of receiving the Merger Consideration pursuant to Section 3.1(b)(i).
(e) Company Phantom Stock Awards. As of immediately prior to, and contingent upon, the First Merger Effective Time, each outstanding phantom stock award of the Company granted to a non-employee director pursuant to the Company Equity Plan and the Company’s Directors Deferred Compensation Plan (the “Directors Deferred Compensation Plan” and each such award, a “Company Phantom Stock Award”) shall automatically vest in full. At the First Merger Effective Time, each share of Company Common Stock underlying such Company Phantom Stock Award shall be treated as an outstanding share of Company Common Stock for all purposes of this Agreement, including for purposes of receiving the Merger Consideration pursuant to Section 3.1(b)(i).
(f) Company ESPP. As soon as practicable following the date hereof, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the Company ESPP: (i) the Company ESPP shall be suspended such that no new Option Periods shall commence after the date of this Agreement, (ii) the final Option Period in effect as of the date of this Agreement will end on the earlier of (A) its regular end date and (B) such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five (5) Business Days prior to the First Merger Effective Time (the “Final Exercise Date”)), (iii) each Company ESPP participant’s accumulated contributions under the Company ESPP for any Option Period in effect as of immediately prior to the Final Exercise Date shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of the Final Exercise Date, and (iv) contingent upon the occurrence of the First Merger, the Company ESPP shall terminate on the date immediately prior to the date on which the First Merger occurs and no further rights shall be granted or exercised under the Company ESPP thereafter. All shares of Company Common Stock purchased on the Final Exercise Date shall be canceled at the First Merger Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.
(g) Required Actions. Prior to the First Merger Effective Time, (i) the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plan or the Directors Deferred Compensation Plan) shall pass any necessary resolutions or take any other required action in order to (A) effect the foregoing provisions of this Section 3.3 and (B) terminate and liquidate the Directors Deferred Compensation Plan in accordance with Section 11 of the Directors Deferred Compensation Plan effective as of, and contingent upon, the First Merger Effective Time and (ii) Parent shall take all actions necessary to effect the assumption of the Company RSU Awards, the Company PRSU Awards and the Company Stock Options and the forgoing provisions of this Section 3.3.
(h) Form S-8. As soon as reasonably practicable following the First Merger Effective Time, Parent shall file with the Securities and Exchange Commission, a registration statement on Form S-8 (or any successor or other appropriate forms) relating to the Parent Common Shares issuable with respect to Assumed Company
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RSUs, Assumed Company PRSUs and Assumed Company Options to the extent permitted pursuant to the instructions of Form S-8, and Parent shall use all reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any such Assumed Company RSUs, Assumed Company PRSUs or Assumed Company Options remain outstanding.
Section 3.4 Payment for Securities; Exchange.
(a) Exchange Agent; Exchange Fund. Prior to the First Merger Effective Time, Parent, US Holdings or Merger Sub 1 shall enter into an agreement with a commercial bank, trust company or transfer agent that is reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the First Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this ARTICLE III. Promptly after the First Merger Effective Time on the Closing Date, Parent, US Holdings and Merger Sub 1 shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this ARTICLE III through the Exchange Agent, the Merger Consideration in respect of Eligible Shares pursuant to Section 3.1. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and Parent Common Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h)) shall hereinafter be referred to as the “Exchange Fund.” Parent, US Holdings or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent; provided that (i) such investments shall be solely in obligations of or fully guaranteed as to principal and interest by, the United States of America and (ii) no such investments shall have maturities that would reasonably be expected to prevent or delay payments to be made pursuant to this Agreement. To the extent that, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash portion of the Merger Consideration as contemplated by this ARTICLE III, Parent, US Holdings or the Surviving Corporation shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such aggregate cash payments of Merger Consideration as contemplated by this ARTICLE III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent, US Holdings or the Surviving Corporation.
(b) Payment Procedures.
(i) Certificates. As soon as practicable after the First Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the First Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the First Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the First Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form as mutually agreed upon by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more Parent Common Shares (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration and the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 3.4(h).
(ii) Non-DTC Book-Entry Shares. As soon as practicable after the First Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the
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First Merger Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of Parent Common Shares (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration and the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 3.4(h).
(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate prior to the Closing Date to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and the cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), if any.
(iv) No Interest. No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this ARTICLE III.
(v) Payment other than to Record Holder. With respect to Certificates, if payment of the Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that Certificates so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the First Merger Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v), each Certificate or Book-Entry Share shall be deemed at any time after the First Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), payable in respect of such shares of Company Common Stock, and if applicable, any Post-Effective Time Dividends.
(c) Termination of Rights. All Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the First Merger Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the First Merger Effective Time. If, after the First Merger Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) payable in respect of the Eligible Shares previously represented by such Certificates, together with, if applicable, any Post-Effective Time Dividends.
(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the one (1) year anniversary of the Closing Date shall be delivered to Parent, US Holdings or the Surviving Corporation, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration and any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), in each case without interest thereon, to which they are entitled under this ARTICLE III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.
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(e) No Liability. None of the Surviving Corporation, Parent, US Holdings, Merger Sub 1, Merger Sub 2 or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(f) Distributions with Respect to Unexchanged Parent Common Shares. No dividends or other distributions, if any, declared or made with respect to Parent Common Shares with a record date after the First Merger Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the whole Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Share, in each case until such holder shall surrender such Certificate or Book-Entry Share in accordance with this Section 3.4. Following surrender of any such Certificate or Book-Entry Share, there shall be paid to such holder of whole Parent Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all whole Parent Common Shares to be issued pursuant to the First Merger with respect to Eligible Shares shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole Parent Common Shares were issued and outstanding as of the First Merger Effective Time.
(g) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), payable in respect of the shares of Company Common Stock formerly represented by such Certificate.
(h) No Fractional Parent Common Shares. No certificates or scrip or shares representing fractional Parent Common Shares shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a Parent Common Share multiplied by (ii) the volume weighted average price of Parent Common Shares for the five (5) consecutive Trading Days immediately prior to, but not including, the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional Parent Common Shares is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, US Holdings, the Company, Merger Sub 1, the Surviving Corporation, Merger Sub 2, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law. To the extent that amounts so
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properly deducted or withheld are paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding.
Section 3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(b)(i), but instead at the First Merger Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the First Merger Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the First Merger Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the First Merger Effective Time, the right to receive, without interest thereon, the Merger Consideration in accordance with Section 3.1(b)(i) and Section 3.4. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock received by the Company and the Company shall provide Parent with the opportunity to participate in and direct all negotiations and Proceedings with respect to demands for appraisal under the DGCL. Prior to the First Merger Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed with or furnished to the SEC and available on EDGAR, since the Company Applicable Date and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 as follows:
Section 4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and, where such concept is recognized, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to (a) have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”), or (b) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Significant Subsidiary of the Company, each as amended prior to the execution of this Agreement, and each such Organizational Document as made available to Parent is in full force and effect. Neither the Company nor any Significant Subsidiary of the Company is in violation of any of the provisions of its Organizational Documents in any material respect, and no other Subsidiary of the Company is in violation of any of the provisions of its Organizational Documents except for such violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
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Section 4.2 Capital Structure.
(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 750,000,000 shares of Company Common Stock and (ii) 150,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock” and, together with Company Common Stock, the “Company Capital Stock”). At the close of business on November 2, 2022 (the “Measurement Date”): (A) 135,193,772 shares of Company Common Stock were issued (1,429,139 of which were held in treasury and not outstanding) and (B) no shares of Company Preferred Stock were issued and outstanding. Since the Measurement Date until the date of this Agreement, the Company has not issued any securities (including derivative securities) except for shares of Company Common Stock issued upon exercise or settlement of the Company Equity Awards described in Section 4.2(b) as were outstanding at the close of business on the Measurement Date.
(b) At the close of business on the Measurement Date (i) there were (A) 337,737.5 shares of Company Common Stock subject to outstanding Company RSU Awards, (B) 312,172.5 shares of Company Common Stock subject to outstanding Company PRSU Awards, assuming target achievement, (C) 234,142 shares of Company Common Stock subject to Company Stock Options, (D) 59,991.885 shares of Company Common Stock subject to outstanding Company Phantom Stock Awards, and (E) 27,855 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards, (ii) 3,627,517.5 shares of Company Common Stock remain available for issuance pursuant to the Company Equity Plan (assuming that all Company PRSU Awards achieve maximum performance) and (iii) 885,899 shares of Company Common Stock remain available for issuance pursuant to the Company ESPP.
(c) Schedule 4.2(c) of the Company Disclosure Letter sets forth a true and complete list of all Company RSU Awards, Company PRSU Awards, Company Stock Options, Company Restricted Stock Awards and Company Phantom Stock Awards (collectively, “Company Equity Awards”) as of the close of business on the Measurement Date, indicating, with respect to each Company Equity Award then outstanding, as applicable, the type of award (including, for each Company Stock Option, whether it is intended to be an “incentive stock option” under Section 422 of the Code), the number of shares of Company Common Stock subject to such the Company Equity Award, the date of grant, the exercise or purchase price, the vesting schedule, and the expiration date thereof, and whether (and to what extent) the vesting of such Company Equity Award will be accelerated by the consummation of the Mergers or the Transactions or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Mergers or the Transactions. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plan, the Directors Deferred Compensation Plan and the Company ESPP. The Company is under no obligation to issue shares of Company Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plan, the Directors Deferred Compensation Plan and the Company ESPP.
(d) Except as set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(c), and for changes since the close of business on the Measurement Date permitted under Section 6.1(b)(ii) (including the introductory paragraph thereto), there are outstanding: (i) no shares of Company Capital Stock or any Voting Debt or other voting securities of or ownership interests in the Company; (ii) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of or ownership interests in the Company; and (iii) no restricted shares, options, warrants, subscriptions, calls, rights (including preemptive, anti-dilution and appreciation rights), phantom stock, commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of or ownership interests in the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such restricted share, option, warrant, subscription, call, right, phantom stock, commitment or agreement.
(e) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the
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Company Equity Plan, the Directors Deferred Compensation Plan and the Company ESPP, as applicable). As of the date of this Agreement, there are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which any of them are bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to any Contract as of the date of this Agreement requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to, any Company Capital Stock or any shares of capital stock or other equity interests in any of the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock.
(f) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) any interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) any obligations, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries. All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are listed in Schedule 4.2(f) of the Company Disclosure Letter.
Section 4.3 Authority; No Violations; Consents and Approvals.
(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Mergers, to the Company Stockholder Approval and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company, and assuming the due and valid execution of this Agreement by Parent, US Holdings, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption, and (iv) resolved to recommend that the holders of Company Common Stock adopt this Agreement at the Company Stockholders Meeting (such recommendation described in clause (iv), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and the Mergers.
(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions by the Company will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of the Company (assuming the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Contract to which the Company or any of its Subsidiaries is a party, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, breaches, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
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(c) Except for this Agreement, the Company is not party to any Contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.
Section 4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) compliance with any applicable requirements of other Antitrust Laws or Foreign Investment Laws; (c) the filing with the SEC of (i) a joint proxy statement and management information circular (which will also constitute a prospectus for purposes of the Parent Share Issuance) in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (y) the meeting of the shareholders of Parent to be held for the purposes of obtaining the Parent Shareholder Approval (including any postponement, adjournment or recess thereof, the “Parent Shareholders Meeting”), (ii) the filing with the SEC and declaration of effectiveness under the Securities Act of the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which Parent Common Shares issuable in the First Merger will be registered with the SEC (including the prospectus set forth therein (which shall be the Joint Proxy Statement), and any amendments or supplements, the “Registration Statement”) and (iii) such other reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions, (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, (e) filings with the NYSE, (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (g) any such other Consent that the failure to obtain or make would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
Section 4.5 SEC Documents; Financial Statements.
(a) Since December 29, 2019 (the “Company Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended through the date hereof, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The consolidated financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of the Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of the Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal and customary year-end audit adjustments, none of which would be material individually or in the aggregate) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.
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(c) The Company has established and maintains a system of “internal control over financial reporting” and “disclosure controls and procedures” (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and such system of internal control over financial reporting is reasonably designed and maintained to provide reasonable assurance (i) regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with the appropriate officer’s general or specific authorization, (iii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (iv) that access to the material property and assets of the Company is permitted in accordance with management’s general or specific authorization. Based on their most recent evaluation of such internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), neither the Company nor, to the knowledge Company, the Company’s independent registered public accounting firm has been made aware of (x) any “significant deficiency” or “material weakness” (each as defined in Rule 13a-15(f) of the Exchange Act) in the design or operation of internal controls utilized by the Company or its Subsidiaries that has not been subsequently remediated or (y) since the Company Applicable Date, any illegal act or fraud that involves management or other employees who have a significant role in the Company’s internal controls or in the preparation of the financial statements. Since the Company Applicable Date, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Entity challenging or questioning that the statements contained in such certifications were complete and correct as of the dates they were made.
Section 4.6 Absence of Certain Changes or Events.
(a) Since January 2, 2022 through the date of this Agreement, there has not been any Company Material Adverse Effect or any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(b) From July 3, 2022 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Merger Effective Time without Parent’s consent, would have constituted a breach of clauses (i), (iv), (v), (vi), (vii), (viii), (xi), (xii), (xiii), (xv) or (xvii) of Section 6.1(b).
Section 4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the consolidated balance sheet of the Company dated as of January 2, 2022 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 or in the consolidated balance sheets (including the notes thereto) contained in the Company’s Quarterly Reports on Form 10-Q filed with the SEC after January 2, 2022 and prior to the date of this Agreement, (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP (or disclosed in the notes thereto), (c) liabilities incurred in the ordinary course of business subsequent to January 2, 2022, (d) liabilities incurred in connection with the Transactions, (e) liabilities incurred as expressly permitted or required under this Agreement and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any
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material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Company and to shareholders of Parent and at the time of the Company Stockholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by the Company with respect to statements made therein based on information supplied by Parent, US Holdings, Merger Sub 1 or Merger Sub 2 specifically for inclusion or incorporation by reference therein. Subject to the accuracy of the first sentence of Section 5.9, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the applicable Canadian Securities Laws and Canadian corporate Laws, the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder.
Section 4.9 Company Permits; Compliance with Applicable Law.
(a) The Company and its Subsidiaries hold and at all times since the Company Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. All Company Permits are in full force and effect and no suspension or cancellation of any of Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Company Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to (x) have, individually or in the aggregate, a Company Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
Section 4.10 Compensation; Benefits.
(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans; provided that, with respect to any employment, termination or severance agreement, stock option, restricted stock, restricted stock unit, phantom stock award agreement and grant notices for employees of the Company or any of its Subsidiaries and agreements with consultants entered into in the ordinary course of business, Schedule 4.10(a) of the Company Disclosure Letter shall list (i) any form thereof, (ii) in the case of any employment, termination or severance agreement, the individuals party to such agreements, and (iii) any material individual agreements or grant notices that materially deviate from the applicable standard form listed in Schedule 4.10(a) of the Company Disclosure Letter, each of which has been made available to Parent.
(b) True, correct and complete copies (or a written description of material terms if such plan is not written) of each of the material Company Benefit Plans listed in Schedule 4.10(a) of the Company Disclosure Letter and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.
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(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been established, operated and administered in compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act, and with its terms.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, all contributions required to be made by the Company or any of its ERISA Affiliates to the Company Benefit Plans pursuant to their terms or applicable Law have been made within the time periods prescribed by the terms of such plan and applicable Law or have been accrued in accordance with the terms of the applicable plan and applicable Law.
(f) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the knowledge of the Company, no event or omission has occurred that would cause any Company Benefit Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification. With respect to any Company Benefit Plan, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(g) Neither the Company nor any ERISA Affiliate of the Company sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has had any liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was (i) subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a “welfare benefit fund” (as such term is defined within Section 419 of the Code), (iii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate of the Company has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law (or for a limited period of time following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof), no Company Benefit Plan provides retiree or post-employment or post-service medical, disability life insurance or other welfare benefits to any Person.
(i) None of the execution and delivery of this Agreement, the Parent Shareholder Approval or the consummation of the Transactions will, alone or in combination with any other event, (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Company or any Subsidiary thereof (a “Company Employee”) or to any current or former director, officer or other individual service provider of the Company or any Subsidiary of the Company, (ii) further restrict any rights of the Company to amend or terminate any Company Benefit Plan, (iii) result in the forgiveness of any Indebtedness of any Company Employee or officer, director or other individual service provider of the Company or any Subsidiary of the Company or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered) to any Company Employee or officer, director or other service provider of the Company or any Subsidiary of the Company
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(j) Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides, any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(k) Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.
(l) Each Company Non-U.S. Benefit Plan and related trust, if any, (i) complies with and has been administered in all material respects in accordance with (A) the applicable Laws of the subject foreign country and (B) its terms and the terms of any Labor Agreement and (ii) each Company Non-U.S. Benefit Plan which, under the applicable Laws of the subject foreign country, is required to be registered or approved by any Governmental Entity has been so registered or approved.
Section 4.11 Labor Matters.
(a) Neither the Company nor any of its Subsidiaries is or has been since the Company Applicable Date a party to or bound by any Labor Agreement with, and no employee of the Company or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Company Applicable Date. The Company and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened.
(c) There is, and since the Company Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, hand-billing, or other material labor dispute pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since the Company Applicable Date have been, in compliance with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment. Since the Company Applicable Date, neither the Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e) Since the Company Applicable Date, the Company and its Subsidiaries have promptly investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which the Company has knowledge. With respect to any such allegation with potential merit, the Company and its Subsidiaries have
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taken prompt corrective action that the Company (or the Subsidiary at issue, as applicable) determined was reasonably calculated to prevent further improper action. The Company and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of the Company and its Subsidiaries that, if known to the public, would bring the Company and its Subsidiaries into material disrepute.
(f) To the knowledge of the Company, as of the date hereof, no executive officer of the Company or any Subsidiary of the Company, nor any employee of the Company or any Subsidiary of the Company with the title of Vice President or above, intends to voluntarily terminate their employment prior to the one (1) year anniversary of the Closing.
(g) No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, or reduction in salary or wages affecting employees of the Company or any Subsidiary of the Company has occurred since the Company Applicable Date or is as of the date of this Agreement contemplated or planned, including as a result of COVID-19. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not experienced any material employment-related liability with respect to COVID-19.
Section 4.12 Taxes.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i) All Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of the Company in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by the Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and the Company and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.
(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), and no power of attorney that has been granted by the Company or any of its Subsidiaries with respect to a Tax matter is currently in effect.
(iii) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority. There are no Proceedings with respect to Taxes pending or threatened in writing against the Company or any of its Subsidiaries.
(iv) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.
(v) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (1) any change in method of accounting occurring prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local, or non-U.S. Law), (2) any installment sale or open transaction made prior to Closing, (3) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to or existing as of immediately prior to the Closing, (4) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, or (5) any deferred revenue or prepaid amount received or paid prior to the Closing outside of the ordinary course of business.
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(vi) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that the Company or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.
(vii) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.
(viii) Each of the Company and its Subsidiaries are in compliance with all applicable transfer pricing Tax Laws, including Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Tax Law.
(ix) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).
(x) Neither the Company nor any of its Subsidiaries has applied for any relief under, deferred the payment of Tax or the recognition of taxable income or gain as result of, or is otherwise subject to any Tax provision of, a Pandemic Response Law.
(b) Neither the Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the First Merger Effective Time (excluding (i) the Tax Matters Agreement, (ii) any Contract or arrangement solely between or among the Company and/or any of its Subsidiaries, and (iii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).
(c) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the two (2) years prior to the date of this Agreement.
(d) To the knowledge of the Company, the consummation of the Transactions is not reasonably expected to cause (x) the Spin to fail to qualify for tax-free treatment under Section 355 of the Code or (y) the Company shares distributed in the Spin to not be treated as “qualified property” (for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code) by reason of the application of Section 355(d) or Section 355(e) of the Code).
(e) To the knowledge of the Company, (i) no property or liabilities have been transferred to or from the Company or any of its Subsidiaries (including by contribution or distribution) as, and (ii) the Spin was not, in the case of either clause (i) or (ii), part of a plan a principal purpose of which was to avoid the purposes of Section 7874 of the Code.
(f) To the knowledge of the Company, as of the date of this Agreement, the Company is not in material breach of any representation, warranty, or covenant under the Tax Matters Agreement.
(g) The consummation of the Transactions is not reasonably expected to cause the Company to be in material violation of its representations, warranties, and covenants in the Tax Matters Agreement (without regard to whether the Transactions will cause (x) the Spin to fail to qualify for tax-free treatment under Section 355 or (y) the Company shares distributed in the Spin to not be treated as “qualified property” (for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code) by reason of the application of Section 355(d) or Section 355(e) of the Code).
(h) No material closing agreements, private letter rulings, technical advice memoranda or similar written agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to the Company or any of its Subsidiaries.
Section 4.13 Litigation. Except as has not had and would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against or by the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries; provided that to the extent any such representations or warranties in the
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foregoing pertain to Transaction Litigation, such representations and warranties are made only as of the date hereof. To the knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.
Section 4.14 Intellectual Property; Data Privacy & Cyber Security
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has made available all Registered Intellectual Property that is owned by, purported to be owned by or exclusively licensed to the Company or its Subsidiaries (the “Company Registered Intellectual Property”), in each case including, to the extent applicable, the owner of such filing, issuance or registration, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all registrations of the Company Registered Intellectual Property are subsisting, and (other than applications), valid and enforceable, and all applications for the Company Registered Intellectual Property are validly applied-for Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings before any Governmental Entity pending against or, to the knowledge of the Company or any of its Subsidiaries, threatened against the Company in writing, that challenge the legality, validity, enforceability, registration, use or ownership of any Company Owned Intellectual Property, except for an examiner in the normal prosecution of such Company Owned Intellectual Property.
(b) The Company and its Subsidiaries, as applicable, solely and exclusively own all items of Company Owned Intellectual Property (other than Domain Names for which the Company or its Subsidiaries are named registrants) and have legally enforceable and sufficient rights to use and practice all other material Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries, in each case, free and clear of all Encumbrances except for Permitted Encumbrances, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property that is or was the Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) The operation of the business of each of the Company and its Subsidiaries as previously conducted and presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Company Applicable Date, there have been and are no Proceedings pending or, to the knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any third Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no third party is infringing on any Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets that embody Company Owned Intellectual Property and that are used in the businesses of each of the Company and its Subsidiaries as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All current and former employees, consultants and contractors of the Company or any of its Subsidiaries who have developed any Intellectual Property for or on behalf of the Company or any such Subsidiary have executed Contracts that assign to the Company or one of its Subsidiaries all of such Person’s rights in and to such Intellectual Property and bind such Persons to obligations of confidentiality and non-disclosure with respect to any trade secrets or other confidential information, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets owned and controlled by the Company and each of its Subsidiaries
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are reasonably sufficient for the current needs of the businesses of the Company and its Subsidiaries as currently conducted and have not malfunctioned or failed since the Company Applicable Date; and (ii) the Company has implemented reasonable measures designed to prevent the introduction of Malicious Code into any IT Assets.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Proprietary Software incorporates, calls or links to any Open Source Software that requires (or purports to require) the Company or any of its Subsidiaries to (i) distribute or otherwise make available the source code for any Company Proprietary Software, (ii) license any Company Proprietary Software for the purposes of making derivative works thereof, (iii) license the source code of any Company Proprietary Software at no cost, or (iv) grant any rights or immunities in, to or under any Company Owned Intellectual Property. The Company and its Subsidiaries are in compliance with all applicable licenses for Open Source Software, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no source code forming part of any Company Proprietary Software (“Company Source Code”) has been since the Company Applicable Date, delivered, disclosed, released, made available or licensed by the Company or any of its Subsidiaries (and no Person has been authorized by the Company or any of its Subsidiaries to deliver, disclose, release, make available or license such source code under any circumstance) to any third Person (other than any employee, consultant, service provider (including third party service providers of IT Assets)) or independent contractor of the Company and its Subsidiaries within the scope of their engagement with the Company or its applicable Subsidiary and performing services for or on behalf of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is under an obligation to deliver, disclose, release, make available or license the Company Source Code to any escrow agent. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that Company Source Code be delivered, disclosed, released, made available or licensed to any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no funding, facilities or resources of a Governmental Entity were used in the development of any Company Owned Intellectual Property; and no Person who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property has performed services for any Governmental Entity in a manner that would adversely affect the Company’s or its Subsidiary’s rights in any Company Owned Intellectual Property.
(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, since the Company Applicable Date, (i) complied with all applicable Privacy Laws, regulatory, industry, and self-regulatory guidelines and codes by which the Company and its Subsidiaries are legally bound, legally binding and published interpretations, guidelines and codes issued by governmental authorities of such Privacy Laws, and all applicable consumer protection or privacy laws governing the Company’s and its Subsidiaries’ receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information and (ii) maintained, continue to maintain and have complied with the Company and its Subsidiaries’ policies governing privacy and data security, including (A) all privacy policies and similar disclosures published on each web site of the Company and its Subsidiaries or otherwise communicated in writing to users of any such web site and other third parties and (B) any contractual commitment made by the Company and its Subsidiaries with respect to Personal Information (clauses (i) and (ii), collectively, the “Privacy Requirements”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have a privacy policy that incorporates, in all material respects, all disclosures to data subjects required by the Privacy Requirements. Since the Company Applicable Date, none of the disclosures made or contained in any privacy policy has been materially inaccurate, misleading or deceptive or in violation of the Privacy Requirements (including containing any material omission).
(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable organizational, physical,
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administrative and technical measures and procedures designed to protect Personal Information in accordance with Privacy Laws. The Company and its Subsidiaries’ information security program is reasonably designed to protect (i) the integrity, security and operations of the IT Assets, and (ii) Personal Information collected, held or controlled by the Company and its Subsidiaries, against data security incidents.
(k) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of the Company and its Subsidiaries, the Company and its Subsidiaries have, as and to the extent required by the Privacy Requirements, entered into agreements requiring any such third party to (i) comply with applicable Privacy Laws with respect to Personal Information, (ii) act in accordance with the instructions of the Company and its Subsidiaries, (iii) take reasonable steps designed to protect and secure Personal Information from data security incidents, (iv) restrict use of Personal Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement and (v) provide for the return or adequate disposal or destruction of Personal Information upon termination of the agreement with such third party.
(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been no data security incidents or personal data breaches related to Personal Information in the custody and control of the Company and its Subsidiaries or any service provider or subcontractor acting on behalf of the Company and its Subsidiaries since the Company Applicable Date. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no breach or violation of the information security systems of the Company and its Subsidiaries has occurred or, to the knowledge of the Company, is threatened since the Company Applicable Date.
(m) The consummation of any of the Transactions will not violate, in any material respect, any Privacy Requirements.
(n) There have not been since the Company Applicable Date any Proceedings related to any data security incidents or any violations of any Privacy Requirements by the Company and its Subsidiaries, and to the knowledge of the Company as of the date of this Agreement, there are no facts or circumstances which would reasonably be expected to serve as the basis for any such allegations or claims. The Company and its Subsidiaries have not received prior to the date of this Agreement any written correspondence relating to, or written notice of any Proceedings or alleged violations of, Privacy Laws with respect to Personal Information from any person or Governmental Entity, and, to the knowledge of the Company, there is no such ongoing Proceeding, claim, investigation or allegation.
(o) All consents legally required pursuant to the Privacy Laws for the use of cookies or similar identifiers to collect information from any individual by the Company and its Subsidiaries have been obtained in material compliance with applicable Privacy Laws and all information legally required to be disclosed in order to use such identifiers in accordance with applicable Privacy Laws has been disclosed prior to collecting the identifier in material compliance with such appliable Privacy Laws.
Section 4.15 Real Property. Schedule 4.15(i) of the Company Disclosure Letter identifies the real property owned by the Company and its Subsidiaries (collectively, the “Company Owned Real Property”). Schedule 4.15(ii) of the Company Disclosure Letter contains a list of all of the real property leased or subleased by the Company and any of its Subsidiaries (collectively, the “Company Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) the Company and its Subsidiaries have good, valid and marketable title to all Company Owned Real Property and valid leasehold estates in the Company Leased Real Property (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiaries free and clear of all Encumbrances, except Permitted Encumbrances, (b) to the knowledge of the Company, there are no pending disputes related to the Company Owned Real Property, (c) there is no pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company Owned Real Property or the Company Leased Real Property, (d) the Company Owned Real Property and the Company Leased Real Property is in good order, condition and repair and is reasonably sufficient for the Company’s business as currently conducted, (e) to the knowledge of the Company, the Company Owned Real Property and the Company Leased Real Property comply with all applicable Laws and (f) each agreement under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the
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Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease and to the knowledge of the Company as of the date of this Agreement no facts or circumstances exist which with the passage of time and/or notice would constitute a default under any Company Real Property Lease.
Section 4.16 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) the Company and its Subsidiaries and their respective operations and assets are, and since the Company Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Company Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws for their respective operations and occupancy of any real property;
(b) the Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;
(c) there has been no exposure of any Person to any Hazardous Materials, nor Release of Hazardous Materials at any property currently owned or operated (or to the Company’s knowledge, formerly owned or operated) by the Company or any of its Subsidiaries, in each case, which has resulted in liability to the Company or its Subsidiaries under Environmental Laws, and, since the Company Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently or formerly owned or operated by the Company, by or in connection with the Company’s operations, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and
(d) except for customary indemnities in standard service agreements or leases, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.
Section 4.17 Certain Business Practices; International Trade Laws.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries and their respective directors and officers, and, to the knowledge of the Company, each of their respective employees and all other Persons, in each case while acting for and on behalf of the Company or its Subsidiaries, have complied at all times since the Company Applicable Date, and are in compliance, with the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (x) have instituted policies and procedures reasonably designed to promote compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of its Subsidiaries operate and (y) have not revoked such policies and procedures.
(b) Since the Company Applicable Date, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have been and are in compliance with all applicable import, export control, and economic and trade sanctions Laws, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “International Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all necessary import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Entity required for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals. Without limiting any of the foregoing, since the Company Applicable Date, none of the Company nor its Subsidiaries has engaged in any unlawful business or dealings, directly or indirectly, involving or relating to (x) any country or territory that is, or whose government is, the target of comprehensive
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sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of the Ukraine, and the so-called Donetsk and Luhansk People’s Republics) or (y) a Person that is designated on, or is owned at least 50%, directly or indirectly, individually or in the aggregate, or is controlled by, Person(s) designated on, any list of sanctioned parties maintained by the United States, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, Canada, the United Kingdom, or the European Union.
(c) Since the Company Applicable Date, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees are or have been the subject of any allegation, government inquiry, voluntary disclosure, investigation (whether internal or external), prosecution or other enforcement action related to any actual, alleged, or suspected violation of the International Trade Laws, the FCPA, or any other applicable anti-corruption or anti-bribery Law, in each case concerning the business of the Company or its Subsidiaries.
Section 4.18 CFIUS. None of the Company or its Subsidiaries (i) produce, design, test, manufacture, fabricate, or develop one or more “critical technologies” as that term is defined in 31 C.F.R. § 800.215; (ii) perform the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” as that term is defined in 31 C.F.R. § 800.212; or (iii) maintain or collect, directly or indirectly, “sensitive personal data” as that term is defined in 31 C.F.R. § 800.241. The Company has conducted an assessment to confirm the foregoing and has confirmed that neither the Company nor its Subsidiaries are a “TID U.S. business” within the meaning of 31 C.F.R. § 800.248.
Section 4.19 Material Contracts.
(a) Schedule 4.19 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (provided that Schedule 4.19 of the Company Disclosure Letter need not list any Material Contract that is also a Company Benefit Plan listed in Schedule 4.10(a) of the Company Disclosure Letter):
(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which the Company or any of its Subsidiaries is a party;
(ii) each Contract (other than agreements solely between or among the Company and its Subsidiaries) (A) evidencing Indebtedness of the Company or any of its Subsidiaries or (B) that creates a capitalized lease obligation of the Company or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $20,000,000;
(iii) each Contract to which the Company or any Subsidiary of the Company is a party that (A) restricts in any material respect the ability of the Company or any Affiliate of the Company to compete in any business (or line of business) or with any Person in any geographical area, (B) requires the Company or any Affiliate of the Company to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party;
(iv) any acquisition or divestiture Contract that contains “earn out”, indemnification or other similar contingent obligations, that would reasonably be expected to result in payments by or to the Company or any of its Subsidiaries in excess of $10,000,000;
(v) each Contract for the lease of personal property or real property by the Company or any of its Subsidiaries involving payments in excess of $5,000,000 in any calendar year that are not terminable without penalty or other liability to the Company or any of its Subsidiaries within sixty (60) days;
(vi) each Contract that would reasonably be expected to require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the First Merger Effective Time, Parent or its Subsidiaries);
(vii) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, in each case excluding unexercised purchase options under Company Real Property Leases;
(viii) each joint venture, partnership or other similar agreements or arrangements in which the Company or any of its Subsidiaries owns any interest valued at more than $10,000,000, without regard to voting or economic interest;
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(ix) each Contract among the Company and/or any of its Subsidiaries and Former Impala Parent and or any of its Subsidiaries with continuing obligations of any party thereto;
(x) each Contract relating to a Company Related Party Transaction;
(xi) each Contract with (A) any agent, distributor or sales representative, (B) any insurance company, or (C) any other vehicle supplier (including used-vehicle dealers, rental car and fleet lease companies, auto lenders and charitable organizations), in each case involving aggregate net proceeds or other payments to the Company and its Subsidiaries in excess of $10,000,000 for the Company’s fiscal year ended January 2, 2022;
(xii) each Contract where the Company or any of its Subsidiaries grants any license, covenant not to assert, release, agreement not to enforce or prosecute, or other similar immunity to any Person under or to any material item of Company Owned Intellectual Property, other than Ordinary Course Licenses;
(xiii) each Contract where the Company or any of its Subsidiaries is granted any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity by any Person under or to any third Person Intellectual Property that are material to the Company and its Subsidiaries, taken as a whole, other than Ordinary Course Licenses and licenses for Open Source Software;
(xiv) each customer Contract with any Top Company Customer;
(xv) any written indemnification agreement between the Company and any of its Subsidiaries and any Indemnified Person;
(xvi) each Contract entered into in connection with the settlement of a pending or threatened Proceeding with material ongoing obligations of the Company or any of its Subsidiaries (other than solely ongoing confidentiality obligations) other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, or (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $2,000,000 in any individual case; and
(xvii) each Contract (excluding any leases of real or personal property and any Contract of a type covered by clause (xi) above) that by its terms calls for annual payments to or by the Company or any of its Subsidiaries in excess of $10,000,000.
(b) Collectively, the Contracts described in Section 4.19(a) are herein referred to as the “Company Contracts”. A complete and correct copy of each of the Company Contracts (including all amendments, modifications, waivers and supplements thereto) as of the date of this Agreement has been made available to Parent. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no pending disputes, to the knowledge of the Company, alleging the material failure of the Company or its Subsidiaries to comply with any material term of any Company Contract, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate (in whole or in part) for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so.
Section 4.20 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies held by the Company or any of its Subsidiaries (collectively, the “Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any
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action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Company Insurance Policies. From the Company Applicable Date through the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy other than in connection with the replacement or expiration of the relevant policy in the ordinary course or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.21 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC (the “Company FA”) addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other factors set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of such opinion shall be delivered to Parent promptly after receipt thereof by the Company, for information purposes only.
Section 4.22 Brokers. Except for the fees and expenses payable to the Company FA, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.
Section 4.23 Related Party Transactions. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any transaction or arrangement with any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of the Company), in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Company Related Party Transaction”).
Section 4.24 Takeover Laws. The approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.
Section 4.25 Tax Treatment. After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, other than any fact, agreement, plan, circumstance or action expressly contemplated by this Agreement, that would reasonably be expected to (a) prevent the Mergers from qualifying for the Reorganization Treatment, (b) other than fluctuations in the fair market values of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement that may prevent satisfaction of the Substantiality Test, cause the stockholders of the Company (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (c) other than fluctuations in the fair market values of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement, cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Mergers or (d) other than fluctuations in the fair market values of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement, prevent or impede the Company from delivering the executed Company Tax Certificate in connection with the Registration Statement and at Closing. As of the date of this Agreement, the Company reasonably believes that it will be able to provide the Company Tax Certificate in connection with the Registration Statement and at Closing.
Section 4.26 Investment Canada Act. The Company is not a “cultural business” within the meaning of subsection 14.1(6) of the Investment Canada Act.
Section 4.27 Top Company Customers. Schedule 4.27 of the Company Disclosure Letter contains a true, correct and complete list of the Company’s top ten (10) consignors or sellers based on unit volume during each of (i) the fiscal year ended January 2, 2022 and (ii) the nine (9) months ended October 2, 2022 (collectively, the “Top Company Customers”) and includes the aggregate unit volume from each such Top Company Customer in each period described in clause (i) and (ii). All Top Company Customers continue to be customers of the Company or the applicable Subsidiary as of the date hereof and, from October 2, 2022 through the date hereof, no Top Company Customer has terminated or canceled its business with the Company and its Subsidiaries or materially reduced its
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aggregate unit volumes (other than in the ordinary course of business) from the levels for the nine (9) month period set forth above, or provided notice in writing at any time to the Company or any of its Subsidiaries of an intention to do any of the foregoing that would be effective at any time after the date hereof.
Section 4.28 Investment Company Status. None of the Company or its Subsidiaries is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.
Section 4.29 No Additional Representations.
(a) Except for the representations and warranties made in this ARTICLE IV, or any certificate delivered herewith, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, US Holdings, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this ARTICLE IV or any certificate delivered herewith, any oral or written information presented to Parent, US Holdings, Merger Sub 1 or Merger Sub 2 or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.29 shall limit Parent’s, Merger Sub 1’s or Merger Sub 2’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by the Company in this ARTICLE IV or any certificate delivered herewith.
(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, US Holdings, Merger Sub 1, Merger Sub 2 or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including US Holdings, Merger Sub 1 and Merger Sub 2) whatsoever, express or implied, beyond those expressly given by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 in ARTICLE V or any certificate delivered herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Affiliates or Representatives, and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT, US HOLDINGS, MERGER SUB 1 AND MERGER SUB 2
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent Public Documents filed with or furnished to the SEC or the Canadian Securities Regulatory Authorities and available on EDGAR or SEDAR, as applicable, since the Parent Applicable Date and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent, US Holdings, Merger Sub 1 and Merger Sub 2 jointly and severally represent and warrant to the Company as follows:
Section 5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and, where such concept is recognized, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite
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entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to (a) have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”) or (b) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to (i) have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. Parent has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each of US Holdings, Merger Sub 1 and Merger Sub 2, each as amended prior to the execution of this Agreement, and each such Organizational Document as made available to Parent is in full force and effect. None of Parent, any of such Subsidiaries and any Significant Subsidiary of Parent is in violation of any of the provisions of such Organizational Documents in any material respect, and no other Subsidiary of Parent is in violation of its Organizational Documents, except in the case of this clause for such violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.2 Capital Structure.
(a) As of the date of this Agreement, the authorized share capital of Parent consists of (i) unlimited number of Parent Common Shares and (ii) unlimited number of Senior Preferred Shares, without par value (the “Senior Preferred Shares”) and unlimited number of Junior Preferred Shares, without par value, (the “Junior Preferred Shares” and together, with the Senior Preferred Shares, collectively, the “Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Capital Shares”). At the close of business on the Measurement Date: (A) 110,872,179 Parent Common Shares were issued and outstanding and (B) no Parent Preferred Shares were issued and outstanding. Since the Measurement Date until the date of this Agreement, Parent has not issued any securities (including derivative securities) except for Parent Common Shares issued upon exercise or settlement of awards under the Parent Equity Plans as were outstanding at the close of business on the Measurement Date.
(b) At the close of business on the Measurement Date, (i) there were (a) 78,513.20 Parent Common Shares subject to outstanding Parent RSU Awards, (b) 759,874.67 Parent Common Shares subject to outstanding Parent PSU Awards, assuming target achievement, (c) 126,328.17 Parent Common Shares subject to outstanding Parent DSU Awards and (d) 3,845,645 Parent Common Shares subject to Parent Option Awards; (ii) no Parent Common Shares remain available for issuance pursuant to Parent’s Amended and Restated Long Term Incentive Plan; (iii) 97,943.88 Parent Common Shares remain available for issuance pursuant to the Parent ESPP; and (iv) 9,935,637 Parent Common Shares remain available for issuance pursuant to the Parent Equity Plans.
(c) Except as set forth in Section 5.2(a) and Section 5.2(b), pursuant to the Parent Shareholder Rights Agreement, rights of holders of Parent equity awards to receive dividend equivalents, and for changes since the close of business on the Measurement Date permitted under Section 6.2(b)(i) (including the introductory paragraph thereto), there are outstanding: (i) no Parent Capital Shares or any Voting Debt or other voting securities of or ownership interests in Parent; (ii) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for Parent Capital Shares, Voting Debt or other voting securities of or ownership interest in Parent; and (iii) no restricted shares, options, warrants, subscriptions, calls, rights (including preemptive, anti-dilution and appreciation rights), phantom stock, commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Parent Capital Shares or any Voting Debt or other voting securities of or ownership interests in Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such restricted share, option, warrant, subscription, call, right, phantom stock, commitment or agreement.
(d) All outstanding Parent Capital Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Shares to be issued as Share Consideration pursuant to this Agreement, when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable and not subject to preemptive rights or Encumbrances (other than any Encumbrances under applicable securities Laws). All outstanding Parent Capital Shares have been issued and
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granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plans and the Parent ESPP). The Parent Common Shares to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts to which Parent is a party. As of the date hereof, there are no stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which any of them is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries are party to any Contract requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to, any Parent Capital Shares or any common shares or other equity interests in any of the Subsidiaries of Parent. No Subsidiary of Parent owns any Parent Common Shares or any other Parent Capital Shares.
(e) As of the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) any interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) any obligations, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Parent Disclosure Letter. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable.
(f) As of the date of this Agreement, (i) US Holdings owns all of the outstanding equity interests in each of Merger Sub 1 and Merger Sub 2 and (ii) Parent directly owns 83.6% of the outstanding equity interests in US Holdings and Ritchie Bros. Auctioneers (Canada) Ltd., an indirect wholly-owned subsidiary of Parent, owns 16.4% of the outstanding equity interests in US Holdings, all of which are voting interests. There are no other outstanding ownership interests (including options, warrants, convertible securities or any other rights to acquire ownership interests) in US Holdings.
Section 5.3 Authority; No Violations; Consents and Approvals.
(a) Each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 and the consummation by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 of the Transactions have been duly authorized by all necessary action on the part of each of Parent (subject to obtaining Parent Shareholder Approval), Merger Sub 1 (other than the adoption of this Agreement by US Holdings as sole member of Merger Sub 1, which shall occur promptly after the execution and delivery of this Agreement), and Merger Sub 2 (other than the adoption of this Agreement by US Holdings as sole member of Merger Sub 2, which shall occur promptly after the execution and delivery of this Agreement) and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2, and assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 enforceable against Parent, US Holdings, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Parent Share Issuance are in the best interests of Parent, (ii) approved this Agreement and the Transactions, including the Parent Share Issuance, and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance at the Parent Shareholders Meeting (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Board of Directors of US Holdings has, by unanimous written consent, (i) determined that this Agreement and the Transactions are in the best interests of US Holdings and the stockholders of US Holdings and (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers. The only component of the Transaction and the consummation thereof that requires the approval of Parent’s shareholders is the Parent Share Issuance.
(b) The execution, delivery and performance of this Agreement by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 does not, and the consummation of the Transactions by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Parent (assuming that Parent Shareholder Approval is obtained) or any of
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its Subsidiaries (including US Holdings, Merger Sub 1 and Merger Sub 2), (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any Contract to which Parent or any of its Subsidiaries is a party, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Shareholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, breaches, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to (A) have, individually or in the aggregate, a Parent Material Adverse Effect or (B) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
(c) Except for this Agreement, Parent is not party to any Contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.
Section 5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 or the consummation by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto, (b) compliance with any applicable requirements of other Antitrust Laws or Foreign Investment Laws, (c) the filing with the SEC and the Canadian Securities Regulatory Authorities of (i) the Joint Proxy Statement relating to (x) the Company Stockholders Meeting and (y) the Parent Shareholders Meeting, (ii) the filing with the SEC and declaration of effectiveness under the Securities Act of the Registration Statement and (iii) such other reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions, (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, (e) filings with the NYSE and the TSX, (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (g) such filings with the applicable Canadian Securities Regulatory Authorities as may be required by applicable Canadian Securities Laws in connection with this Agreement and the Transactions, (h) such filings as may be required by applicable Canadian corporate Laws in connection with this Agreement and the Transactions and (i) any such other Consent that the failure to obtain or make would not reasonably be expected to (i) have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
Section 5.5 SEC Documents; Financial Statements; Canadian Securities Law Matters.
(a) Since January 1, 2020 (the “Parent Applicable Date”), Parent has filed or furnished with the SEC and the applicable Canadian Securities Regulatory Authorities, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act, the Exchange Act and Canadian Securities Laws, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent Public Documents”). As of their respective dates, each of the Parent Public Documents, as amended through the date hereof, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, Canadian Securities Laws and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Public Documents, and none of the Parent Public Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The consolidated financial statements of Parent included in the Parent Public Documents, including all notes and schedules thereto, complied, or, in the case of Parent Public Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent Public Documents filed after the date of this Agreement, will be prepared in accordance with
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GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal and customary year-end audit adjustments, none of which would be material individually or in the aggregate) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.
(c) Parent has established and maintains a system of “internal control over financial reporting” and “disclosure controls and procedures” (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are reasonably designed and maintained to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and such system of internal control over financial reporting is reasonably designed and maintained to provide reasonable assurance (i) regarding the reliability of Parent’s financial reporting and the preparation of the Parent financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with the appropriate officer’s general or specific authorization, (iii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (iv) that access to the material property and assets of Parent is permitted in accordance with management’s general or specific authorization. Based on their most recent evaluation of such internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), neither Parent nor, to the knowledge of Parent, the Parent’s independent registered public accounting firm has been made aware of (x) any “significant deficiency” or “material weakness” (each as defined in Rule 13a-15(f) of the Exchange Act) in the design or operation of internal controls utilized by Parent or its Subsidiaries that has not been subsequently remediated, (y) since the Parent Applicable Date, any illegal act or fraud that involves management or other employees who have a significant role in Parent’s internal controls or in the preparation of the financial statements. Since the Parent Applicable Date, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent Public Documents, and neither Parent nor its principal executive officer or principal financial officer has received notice from any Governmental Entity challenging or questioning that the statements contained in such certifications were complete and correct as of the dates they were made.
(d) The issued and outstanding Parent Common Shares are listed and posted for trading on the TSX, and Parent is in compliance in all material respects with the rules and policies of the TSX. Parent is not subject to any cease trade or other order of the TSX or any applicable Canadian Securities Regulatory Authority and, to the knowledge of Parent, no investigation or other proceeding involving Parent that may operate to prevent or restrict trading of any securities of Parent is currently in progress or pending before the TSX or any applicable Canadian Securities Regulatory Authority. Parent is a reporting issuer in each of the Canadian provinces, and Parent is not on the list of defaulting reporting issuers in any such province. There is no material fact or material change in the affairs of Parent that has not been publicly disclosed that is required to be disclosed in accordance with Canadian Securities Laws, except as resulting from this Agreement or actions expressly required or permitted by this Agreement. Parent has not filed any confidential material change report with any Canadian Securities Regulatory Authority which remains confidential.
Section 5.6 Absence of Certain Changes or Events.
(a) Since December 31, 2021 through the date of this Agreement, there has not been any Parent Material Adverse Effect or any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
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(b) From June 30, 2022 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects and there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Merger Effective Time without the Company’s consent, would have constituted a breach of Section 6.2(b).
Section 5.7 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the consolidated balance sheet of Parent dated as of December 31, 2021 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2021, (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP (or disclosed in the notes thereto) or in the consolidated balance sheets (including the notes thereto) contained in Parent’s Quarterly Reports on Form 10-Q filed with the SEC after January 1, 2022 and prior to the date of this Agreement, (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2021, (d) liabilities incurred in connection with the Transactions, (e) liabilities incurred as expressly permitted or required under this Agreement and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.8 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Company and to shareholders of Parent and at the time of the Company Stockholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the applicable Canadian Securities Laws and Canadian corporate Laws, the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder.
Section 5.9 Parent Permits; Compliance with Applicable Law.
(a) Parent and its Subsidiaries hold and at all times since the Parent Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.
(b) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Parent Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to (i) have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to (x) have, individually or in the aggregate, a Parent Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
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Section 5.10 Compensation; Benefits.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan has been established, operated and administered in compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act, and with its terms.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, all contributions required to be made by Parent or any of its ERISA Affiliates to the Parent Benefit Plans pursuant to their terms or applicable Law have been made within the time periods prescribed by the terms of such plan and applicable Law or have been accrued in accordance with the terms of such plan and applicable Law.
(d) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the knowledge of Parent, no event or omission has occurred that would cause any Parent Benefit Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification. With respect to any Parent Benefit Plan, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e) Neither Parent nor any ERISA Affiliate of Parent sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has had any liability or obligation under or with respect to, and no Parent Benefit Plan is a plan that is or was (i) subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a welfare benefit fund (as such term is defined in Section 419 of the Code), (iii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither Parent nor any ERISA Affiliate of Parent has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(f) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law (or for a limited period of time following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof), no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.
(g) None of the execution and delivery of this Agreement, the Parent Shareholder Approval or the consummation of the Transactions will, alone or in combination with any other event, (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee of Parent or any Subsidiary thereof (a “Parent Employee”) or to any current or former director, officer or other individual service provider of Parent or any Subsidiary of Parent or (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered) to Parent Employee or officer, director or other service provider of Parent or any Subsidiary of Parent
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(h) Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides, any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(i) Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.
(j) Each Parent Non-U.S. Benefit Plan and related trust, if any, (i) complies with and has been administered in all material respects in accordance with (A) the applicable Laws of the subject foreign country and (B) its terms and the terms of any Labor Agreement and (ii) each Parent Non-U.S. Benefit Plan which, under the applicable Laws of the subject foreign country, is required to be registered or approved by any Governmental Entity has been so registered or approved.
Section 5.11 Labor Matters.
(a) Neither the Parent nor any of its Subsidiaries is or has been since the Parent Applicable Date a party to or bound by any Labor Agreement with, and no employee of the Parent or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Parent Applicable Date. Parent and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.
(b) There is, and since the Parent Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, hand-billing, or other material labor dispute pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since the Parent Applicable Date have been, in compliance with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment. Since the Parent Applicable Date, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d) Since the Parent Applicable Date, Parent and its Subsidiaries have promptly investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which Parent has knowledge. With respect to any such allegation with potential merit, Parent and its Subsidiaries have taken prompt corrective action that Parent (or the Subsidiary at issue, as applicable) determined was reasonably calculated to prevent further improper action. Parent and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of the Company and its Subsidiaries that, if known to the public, would bring the Company and its Subsidiaries into material disrepute.
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Section 5.12 Taxes.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i) All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Parent in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Parent and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.
(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), and no power of attorney that has been granted by Parent or any of its Subsidiaries with respect to a Tax matter is currently in effect.
(iii) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority. There are no Proceedings with respect to Taxes pending or threatened in writing against Parent or any of its Subsidiaries.
(iv) Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.
(v) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (1) any change in method of accounting occurring prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local, or non-U.S. Law), (2) any installment sale or open transaction made prior to Closing, (3) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to or existing as of immediately prior to the Closing, (4) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, or (5) any deferred revenue or prepaid amount received or paid prior to the Closing outside of the ordinary course of business.
(vi) No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.
(vii) There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.
(viii) Each of Parent and its Subsidiaries are in compliance with all applicable transfer pricing Tax Laws, including Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Tax Law.
(ix) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).
(x) Neither Parent nor any of its Subsidiaries has applied for any Tax relief under, deferred the payment of Tax or the recognition of taxable income or gain as result of, or is otherwise subject to any Tax provision of, a Pandemic Response Law.
(b) Neither Parent nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any
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potential material liability to any Person after the First Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).
(c) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
(d) The consummation of the Transactions is not reasonably expected to cause (x) the Spin to fail to qualify for tax-free treatment under Section 355 or (y) the Company shares distributed in the Spin to not be treated as “qualified property” (for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code) by reason of the application of Section 355(d) or Section 355(e) of the Code).
(e) No material closing agreements, private letter rulings, technical advice memoranda or similar written agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.
(f) To the knowledge of Parent, (i) no property or liabilities have been transferred to or from Parent or any of its Subsidiaries (including by contribution or distribution) as, and (ii) the Spin was not, in the case of either clause (i) or (ii), part of a plan a principal purpose of which was to avoid the purposes of Section 7874 of the Code.
Section 5.13 Litigation. Except as has not had and would not reasonably be expected to (i) have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against or by Parent or any of its Subsidiaries or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries; provided that to the extent any such representations or warranties in the foregoing pertain to Transaction Litigation, such representations and warranties are made only as of the date hereof. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.
Section 5.14 Intellectual Property; Data Privacy & Cyber Security.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent has made available all Registered Intellectual Property that is owned by, purported to be owned by or exclusively licensed to Parent or its Subsidiaries (the “Parent Registered Intellectual Property”), in each case including, to the extent applicable, the owner of such filing, issuance or registration, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all registrations of the Parent Registered Intellectual Property are subsisting, and (other than applications), valid and enforceable, and all applications for the Parent Registered Intellectual Property are validly applied-for. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings before a Governmental Entity pending against or, to the knowledge of Parent, threatened against Parent in writing, that challenge the legality, validity, enforceability, registration, use or ownership of any Parent Owned Intellectual Property, except for an examiner in the normal prosecution of such Parent Owned Intellectual Property.
(b) Parent and its Subsidiaries, as applicable, solely and exclusively own all items of Parent Owned Intellectual Property (other than Domain Names for which Parent or its Subsidiaries are named registrants) and have legally enforceable and sufficient rights to use and practice all other material Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries, in each case, free and clear of all Encumbrances except for Permitted Encumbrances, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property that is or was the Parent Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
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(c) The operation of the business of each of Parent and its Subsidiaries as previously conducted and presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the Parent Applicable Date, there have been and are no Proceedings pending or, to the knowledge of Parent, threatened, alleging that Parent or any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any third Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing on any Parent Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d) Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets that embody Parent Owned Intellectual Property and that are used in the businesses of each of Parent and its Subsidiaries as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All current and former employees, consultants and contractors of Parent or any of its Subsidiaries who have developed any Intellectual Property for or on behalf of Parent or any such Subsidiary have executed Contracts that assign to Parent or one of its Subsidiaries all of such Person’s rights in and to such Intellectual Property and bind such Persons to obligations of confidentiality and non-disclosure with respect to any trade secrets or other confidential information, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the IT Assets owned and controlled by Parent and each of its Subsidiaries are reasonably sufficient for the current needs of the businesses of Parent and its Subsidiaries as currently conducted and have not malfunctioned or failed since the Parent Applicable Date; and (ii) Parent has implemented reasonable measures designed to prevent the introduction of Malicious Code into any IT Assets.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Parent Proprietary Software incorporates, calls or links to any Open Source Software that requires (or purports to require) Parent or any of its Subsidiaries to (i) distribute or otherwise make available the source code for any Parent Proprietary Software, (ii) license any Parent Proprietary Software for the purposes of making derivative works thereof, (iii) license the source code of any Parent Proprietary Software at no cost, or (iv) grant any rights or immunities in, to or under any Company Owned Intellectual Property. Parent and its Subsidiaries are in compliance with all applicable licenses for Open Source Software, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no source code forming part of any Parent Proprietary Software (“Parent Source Code”) has been, since the Parent Applicable Date, delivered, disclosed, released, made available or licensed by Parent or any of its Subsidiaries (and no Person has been authorized by Parent or any of its Subsidiaries to deliver, disclose, release, make available or license such source code under any circumstance) to any third Person (other than any employee, consultant, service provider (including third party service providers of IT Assets)) or independent contractor of Parent and its Subsidiaries within the scope of their engagement with Parent or its applicable Subsidiary and performing services for or on behalf of Parent and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is under an obligation to deliver, disclose, release, make available or license the Parent Source Code to any escrow agent. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that Parent Source Code be delivered, disclosed, released, made available or licensed to any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no funding, facilities or resources of a Governmental Entity were used in the
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development of any Parent Owned Intellectual Property; and no Person who was involved in, or who contributed to, the creation or development of any Parent Owned Intellectual Property has performed services for any Governmental Entity in a manner that would adversely affect Parent’s or its Subsidiary’s rights in any Parent Owned Intellectual Property
(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have, since the Parent Applicable Date, (i) complied with all applicable Privacy Laws, regulatory, industry, and self-regulatory guidelines and codes by which Parent and its Subsidiaries are legally bound, legally binding and published interpretations, guidelines and codes issued by governmental authorities of such Privacy Laws, and all applicable consumer protection or privacy laws governing Parent’s and its Subsidiaries’ receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information and (ii) maintained, continues to maintain and have complied with Parent and its Subsidiaries’ policies governing privacy and data security, including (A) all privacy policies and similar disclosures published on each web site of Parent and its Subsidiaries or otherwise communicated in writing to users of any such web site and other third parties and (B) any contractual commitment made by Parent and its Subsidiaries with respect to Personal Information, (clauses (i) and (ii), collectively, the “Parent Privacy Requirements”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have a privacy policy that incorporates, in all material respects, all disclosures to data subjects required by the Parent Privacy Requirements. Since the Parent Applicable Date, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (1) none of the disclosures made or contained in any privacy policy has been materially inaccurate, misleading or deceptive or in violation of the Parent Privacy Requirements (including containing any material omission) and (2) Parent and its Subsidiaries have been in material compliance with the applicable requirements of the Payment Card Industry Data Security Standards.
(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have taken reasonable organizational, physical, administrative and technical measures and procedures as and to the extent required by the Parent Privacy Requirements. Parent and its Subsidiaries’ information security program is reasonably designed to protect (i) the integrity, security and operations of the IT Assets, and (ii) Personal Information collected, held or controlled by Parent and its Subsidiaries, against data security incidents.
(k) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of Parent and its Subsidiaries, Parent and its Subsidiaries have, as and to the extent required by the Parent Privacy Requirements, entered into agreements requiring any such third party to (i) comply with applicable Privacy Laws with respect to Personal Information, (ii) act in accordance with the instructions of Parent and its Subsidiaries, (iii) take reasonable steps designed to protect and secure Personal Information from data security incidents, (iv) restrict use of Personal Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement and (v) provide for the return or adequate disposal or destruction of Personal Information upon termination of the agreement with such third party.
(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there have been no data security incidents or personal data breaches related to Personal Information in the custody and control of Parent and its Subsidiaries or any service provider or subcontractor acting on behalf of Parent and its Subsidiaries since the Parent Applicable Date. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no breach or violation of the information security systems of Parent and its Subsidiaries has occurred or is threatened since the Parent Applicable Date.
(m) The consummation of any of the Transactions will not violate, in any material respect, any Parent Privacy Requirements.
(n) There have not been since the Parent Applicable Date any Proceedings related to any data security incidents or any violations of any Parent Privacy Requirements by Parent and its Subsidiaries, and to the knowledge of Parent as of the date of this Agreement, there are no facts or circumstances which would reasonably be expected to serve as the basis for any such allegations or claims. Parent and its Subsidiaries have
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not received prior to the date of this Agreement any written correspondence relating to, or written notice of any Proceedings or alleged violations of, Privacy Laws with respect to Personal Information from any person or Governmental Entity, and, to the knowledge of the Company, there is no such ongoing Proceeding, claim, investigation or allegation.
(o) All consents legally required pursuant to the Privacy Laws for the use of cookies or similar identifiers to collect information from any individual by the Parent and its Subsidiaries have been obtained in material compliance with applicable Privacy Laws and all information legally required to be disclosed in order to use such identifiers in accordance with applicable Privacy Laws has been disclosed prior to collecting the identifier in material compliance with such appliable Privacy Laws.
Section 5.15 Real Property. Except for those matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and its Subsidiaries have good, valid and marketable title to all the real property owned by Parent and its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all of the real property leased or subleased by Parent and any of its Subsidiaries (collectively, the “Parent Leased Real Property”) (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiaries free and clear of all Encumbrances in all material respects, except Permitted Encumbrances, (b) to the knowledge of Parent, there are no pending disputes related to the Parent Owned Real Property, (c) each agreement under which Parent or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Leased Real Property (each, a “Parent Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Real Property Lease and to the knowledge of Parent as of the date of this Agreement no facts or circumstances exist which with the passage of time and/or notice would constitute a default under any Parent Real Property Lease, (d) there is no pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of the Parent Owned Real Property or the Parent Leased Real Property, (e) the Parent Owned Real Property and the Parent Leased Real Property is in good order, condition and repair and is reasonably sufficient for Parent’s business as currently conducted and (f) to the knowledge of Parent, the Parent Owned Real Property and the Parent Leased Real Property comply in all material respects with all applicable Laws.
Section 5.16 Environmental Matters. Except for those matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(a) Parent and its Subsidiaries and their respective operations and assets are, and since the Parent Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Parent Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;
(b) Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;
(c) there has been no exposure of any Person to any Hazardous Materials, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Laws, and, since the Parent Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently or formerly owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and
(d) except for customary indemnities in standard service agreements or leases, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.
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Section 5.17 Certain Business Practices; International Trade Laws.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries and their respective directors and officers, and, to the knowledge of Parent, each of their respective employees and all other Persons, in each case while acting for and on behalf of Parent or its Subsidiaries, have complied at all times since the Parent Applicable Date, and are in compliance, with the provisions of the FCPA, and all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Parent and its Subsidiaries operate and in which any agent thereof is conducting or has conducted business involving Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries (x) have instituted policies and procedures reasonably designed to promote compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which Parent or any of its Subsidiaries operate and (y) have not revoked such policies and procedures.
(b) Since the Parent Applicable Date, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have been and are in compliance with all applicable import, export control, and economic and trade sanctions Laws, including the International Trade Laws and have obtained, or are otherwise qualified to rely upon, all necessary import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Entity required for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals. Without limiting any of the foregoing, since the Parent Applicable Date, neither Parent nor its Subsidiaries has engaged in any unlawful business or dealings, directly or indirectly, involving or relating to (x) any country or territory that is, or whose government is, the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of the Ukraine, and the so-called Donetsk and Luhansk People’s Republics) or (y) a Person that is designated on, or is owned at least 50%, directly or indirectly, individually or in the aggregate, or is controlled by, Person(s) designated on, any list of sanctioned parties maintained by the United States, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, Canada, the United Kingdom, or the European Union.
(c) Since the Parent Applicable Date, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective officers, directors or employees are or have been the subject of any allegation, government inquiry, voluntary disclosure, investigation (whether internal or external), prosecution or other enforcement action related to any actual, alleged, or suspected violation of the International Trade Laws, the FCPA, or any other applicable anti-corruption or anti-bribery Law, in each case concerning the business of Parent or its Subsidiaries.
Section 5.18 Material Contracts.
(a) Schedule 5.18 of the Parent Disclosure Letter sets forth a true and complete list, excluding any Parent Benefit Plans, as of the date of this Agreement, of:
(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act or Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Regulatory Administrators) to which Parent or any of its Subsidiaries is a party;
(ii) each Contract (other than agreements solely between or among Parent and its Subsidiaries) (A) evidencing Indebtedness of Parent or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Parent or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $20,000,000;
(iii) each Contract to which Parent or any Subsidiary of Parent is a party that (A) restricts in any material respect the ability of Parent or any Subsidiary of Parent to compete in any business (or line of business) or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party;
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(iv) any acquisition or divestiture Contract that contains “earn out”, indemnification or other similar contingent obligations, that would reasonably be expected to result in payments by or to Parent or any of its Subsidiaries in excess of $10,000,000;
(v) each Contract that would reasonably be expected to require the disposition of any material assets or line of business of Parent or its Subsidiaries;
(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries, taken as a whole, in each case excluding unexercised purchase options under Parent Real Property Leases;
(vii) each Contract involving a joint venture, partnership or other similar agreements or arrangements in which Parent or any of its Subsidiaries owns any interest valued at more than $10,000,000, without regard to voting or economic interest;
(viii) each Contract relating to a Parent Related Party Transaction;
(ix) each Contract with any Top Parent Customer; and
(x) each Contract that by its terms calls for aggregate payments to or by Parent or any of its Subsidiaries in excess of $10,000,000 over the term of such Contract in the accordance with its terms.
(b) Collectively, the Contracts described in Section 5.18(a) are herein referred to as the “Parent Contracts”. A complete and correct copy of each of the Parent Contracts (including all amendments, modifications, waivers and supplements thereto) as of the date of this Agreement has been made available to the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no pending disputes, to the knowledge of Parent, alleging the material failure of Parent or its Subsidiaries to comply with any material term of any Parent Contract, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate (in whole or in part) for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so.
Section 5.19 Opinion of Financial Advisor. The Parent Board has received the opinion of each of Goldman Sachs & Co. LLC and Guggenheim Securities, LLC addressed to the Parent Board to the effect that, as of the date of each such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by as set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent. A signed copy of each such opinion shall be delivered to the Company as soon as practicable after receipt thereof by Parent, for information purposes only.
Section 5.20 Brokers. Neither Parent nor any Subsidiary of Parent has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission from the Company or any of its Subsidiaries in connection with this Agreement or upon consummation of the Transactions based on arrangements made by Parent or any of its Subsidiaries.
Section 5.21 Related Party Transactions. Neither Parent nor any of its Subsidiaries is a party to any transaction or arrangement with any (i) present or former executive officer or director of Parent or any of its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in
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clause (i) or (ii) (but only, with respect to the Persons in clause(ii), to the knowledge of Parent), in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Parent Related Party Transaction”).
Section 5.22 Business Conduct. Merger Sub 1 was formed on November 2, 2022, and Merger Sub 2 was formed on November 2, 2022. Since the inception of each of Merger Sub 1 and Merger Sub 2, neither entity has engaged in any activity, other than such actions in connection with (x) its organization or formation, as applicable, and (y) the preparation, negotiation and execution of this Agreement and the Transactions. Each of Merger Sub 1 and Merger Sub 2 has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement.
Section 5.23 Tax Treatment.
(a) After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, other than any fact, agreement, plan, circumstance or action expressly contemplated by this Agreement, that would reasonably be expected to (i) prevent the Mergers from qualifying for the Reorganization Treatment, (ii) other than fluctuations in the fair market values of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement that may prevent satisfaction of the Substantiality Test, cause the stockholders of the Company (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (iii) other than fluctuations in the fair market values of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement, cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Mergers or (iv) other than fluctuations in the fair market values of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement, prevent or impede Parent from delivering the executed Parent Tax Certificate in connection with the Registration Statement and at Closing. As of the date of this Agreement, Parent reasonably believes that it will be able to provide the Parent Tax Certificate in connection with the Registration Statement and at Closing.
(b) For U.S. federal income Tax purposes, at all times from the date of this Agreement through the Second Merger Effective Time: (i) US Holdings is and will be treated as a corporation that is directly and indirectly wholly owned by Parent, (ii) Parent is and will be in control of US Holdings within the meaning of Sections 368(a)(2)(D) and 368(c) of the Code, (iii) Merger Sub 1 is and will be an entity that is disregarded as separate from US Holdings, and (iv) Merger Sub 2 is and will be an entity that is disregarded as separate from US Holdings.
Section 5.24 Top Parent Customers. Schedule 5.24 of the Parent Disclosure Letter contains a true, correct and complete list of Parent’s top ten (10) consignors or sellers based on unit volume during each of (i) the fiscal year ended December 31, 2021 and (ii) the nine (9) months ended September 30, 2022 (collectively, the “Top Parent Customers”) and includes the aggregate amount of net proceeds or payments received by Parent or any of its Subsidiaries from each such Top Parent Customer in each period described in clause (i) and (ii). All Top Parent Customers continue to be customers of Parent or the applicable Subsidiary as of the date hereof, and from September 30, 2022 through the date hereof, no Top Parent Customer has terminated or canceled its business with Parent or any of its Subsidiaries or materially reduced its aggregate amount of net proceeds or payments (other than in the ordinary course of business) from the levels for the nine (9) month period set forth above, or provided notice in writing at any time to Parent or any of its Subsidiaries of an intention to do any of the foregoing that would be effective at any time after the date hereof.
Section 5.25 Financing Commitment.
(a) Parent has delivered to the Company true and correct copies, as of the date hereof, of a fully executed commitment letter (together with all exhibits and annexes thereto) and (subject to redactions of fee amounts, percentages, flex provisions and any other economic terms and other provisions that are customarily redacted in connection with transactions of this type, so long as such redaction does not cover terms that would adversely affect the conditionality or termination of the Debt Financing) fee letters from the financial institutions and Financing Sources identified therein (collectively, the “Debt Commitment Letter”) to provide, on the terms and subject only to the conditions stated therein (subject to any “market flex” provisions included in the fee letter), debt financing in the amounts set forth therein (the “Debt Financing”). As of the date hereof, the obligations of the Financing Sources to fund the Debt Financing under the Debt Commitment Letter are not subject to any conditions precedent or other contingencies, except as expressly set forth in the Debt Commitment Letter. As
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of the date hereof, there are no Contracts with respect to the Debt Financing other than the Debt Commitment Letter and a customary engagement letter relating to the Debt Financing (which does not contain any terms that impact the conditionality or termination of the Debt Financing). As of the date hereof, the Debt Commitment Letter has not been terminated, amended or modified, and no terms thereunder have been waived, in each case, in writing, and, to the knowledge of Parent no such termination, amendment, modification or waiver is currently contemplated. Parent, US Holdings, Merger Sub 1 and Merger Sub 2 have fully paid any and all commitment fees and other fees in connection with the Debt Commitment Letter and the Debt Financing, in each case, required to be paid in cash as of the date hereof. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the net cash proceeds contemplated by the Debt Commitment Letter, together with other available sources and amounts, will, in the aggregate be sufficient for Parent, US Holdings, Merger Sub 1 and Merger Sub 2 to pay all cash amounts required to be paid by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 thereby on the Closing Date (the “Required Amount”), including the Merger Consideration owed, due and payable in cash at Closing, any cash fees under the Debt Commitment Letter that are earned and due at Closing, and all related expenses owed and due in cash on the Closing Date by Parent, US Holdings, Merger Sub 1 or Merger Sub 2 (assuming and giving effect to the maximum amount of “market flex” (including original issue discount flex) provided under the fee letter).
(b) The Debt Commitment Letter is, as to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 and, to the knowledge of Parent, the other parties thereto, enforceable against such Persons in accordance with their terms, in each case, as enforcement may be limited by Creditors’ Rights. The Debt Commitment Letter is in full force and effect in all material respects and, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would constitute an event of default on the part of Parent, US Holdings, Merger Sub 1 or Merger Sub 2 under the Debt Commitment Letter. Assuming satisfaction of all of the conditions set forth in this Agreement and the truthfulness, accuracy and completeness of the representations and warranties set forth in ARTICLE IV and the completion of the Marketing Period, as of the date hereof, Parent does not have any actual reason to believe that any of the conditions to the funding of the full amount of the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available to Parent, US Holdings, Merger Sub 1 or Merger Sub 2, in each case, on the date of the Closing. The obligations of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 under this Agreement are not subject to any conditions precedent regarding Parent’s, Merger Sub 1’s or Merger Sub 2’s ability to obtain the Debt Financing or any other financing.
Section 5.26 Investment Company Status. None of Parent or any of its Subsidiaries is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.
Section 5.27 Solvent. Solely to the extent the representations and warranties made by the Company in ARTICLE IV are true, correct and complete and the Company and its Subsidiaries are Solvent immediately prior to the First Merger Effective Time and immediately prior to the Second Merger Effective Time, immediately after the First Merger Effective Time and immediately after the Second Merger Effective Time, Parent and its Subsidiaries on a consolidated basis will be Solvent. Neither Parent nor Merger Sub 1 nor Merger Sub 2 is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of itself or the Company or any of its Subsidiaries.
Section 5.28 Shareholder Rights Plan. The execution of this Agreement and the consummation of the Transactions, including the Parent Share Issuance, are not subject to the Parent Shareholder Rights Agreement.
Section 5.29 Investment Canada Act. Parent is a “WTO investor” and/or a “trade agreement investor”, that is not a “state-owned enterprise” within the meaning of subsection 14.1(6) of the Investment Canada Act.
Section 5.30 No Additional Representations.(a) Except for the representations and warranties made in this ARTICLE V or any certificate delivered herewith, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this ARTICLE V or any certificate delivered herewith, any oral or
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written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.30 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent, US Holdings, Merger Sub 1 and Merger Sub 2 in this ARTICLE V or any certificate delivered herewith.
(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE IV or any certificate delivered herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Affiliates or Representatives, and that none of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that none of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 has relied on any such other representation or warranty not set forth in this Agreement.
ARTICLE VI
COVENANTS AND AGREEMENTS
Section 6.1 Conduct of the Company Business Pending the Mergers.
(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or stock exchange requirement or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable efforts to (x) conduct its businesses in the ordinary course in all material respects, including by using reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, (y) keep available the services of its current officers and key employees and (z) preserve in all material respects its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided that the Parties agree that, with respect to any matter specifically addressed by any provision of Section 6.1(b), such specific provision shall govern over the more general provisions of this Section 6.1(a).
(b) Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or stock exchange requirement or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, the Company shall not, and shall cause its Subsidiaries not to:
(i) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another Subsidiary of the Company;
(ii) offer, issue, deliver, grant, sell or purchase, or authorize or propose to offer, issue, deliver, grant, sell or purchase, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the grant of Company RSU Awards under the Company Equity Plan in the ordinary course of business consistent with past practice (1) to employees hired after the date hereof and (2) in connection with promotions in each case subject to the limitations set forth in Schedule 6.1(b)(x) of the Company Disclosure Letter, (B) the issuance of Company Common Stock issuable pursuant to the vesting, exercise or settlement, as applicable, of Company Stock Options or Company RSU Awards or Company PRSU Awards that are outstanding on the date of this Agreement or that are granted after the date of this Agreement not in contravention of this Agreement, in each case pursuant to their terms, (C) pursuant
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to the ESPP (as permitted under Section 3.3(f)), (D) sales of shares to satisfy Tax withholding obligations related to the exercise of Company Stock Options or the settlement of Company RSU Awards or Company PRSU Awards and (E) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company;
(iii) amend or propose to amend (A) the Company’s Organizational Documents or (B) the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);
(iv) (A) merge, consolidate, combine or amalgamate with any Person (other than transactions between the Company and its wholly-owned Subsidiaries or between the Company’s wholly-owned Subsidiaries), (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any controlling equity interest in or a majority of the assets of, or acquiring an exclusive license to, in each case, as applicable) any business or division of another Person or assets comprising a business or division or (C) acquire or agree to acquire (including by acquiring an exclusive license to, but excluding non-exclusive licenses of commercial software in the ordinary course of business) any assets of another Person not described in clause (B) other than in the case of clauses (B) and (C), acquisitions for which the consideration is less than $25,000,000 in the aggregate or the acquisition of inventory, equipment, consigned goods (including related prepaid charges), materials, consumables and similar assets in the ordinary course of business;
(v) sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) sales or dispositions of inventory in the ordinary course of business, (B) non-exclusive licenses in the ordinary course of business, (C) dispositions of obsolete or worthless equipment or other assets in the ordinary course of business, (D) dispositions, leases, swaps and exchanges of the Company Leased Real Property in the ordinary course of business and (E) other sales or dispositions of assets for which the consideration is less than $20,000,000 in the aggregate; provided that, in the case of clause (D), the Company Leased Real Property set forth on Schedule 6.1(b)(v) of the Company Disclosure Letter shall not be disposed of, leased, swapped or exchanged;
(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;
(vii) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by applicable Law, GAAP or stock exchange requirement;
(viii) make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns);
(ix) take any action (other than any action required or expressly contemplated by this Agreement) or fail to take any action (other than any action prohibited by this Agreement), but, for the avoidance of doubt, without taking into account fluctuations in the fair market value of the Parent Capital Shares and/or the Company Capital Stock after the date of this Agreement, where such action or failure to act would reasonably be expected to (A) prevent or impede the Mergers from qualifying for the Reorganization Treatment, (B) cause the stockholders of the Company (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (C) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Mergers, (D) prevent or impede the Company or Parent from delivering the executed Tax Certificates in connection with the Registration Statement and at Closing or (E) without regard to whether the Transactions will cause (1) the Spin to fail to qualify for
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tax-free treatment under Section 355 or (2) the Company shares distributed in the Spin to not be treated as “qualified property” (for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code) by reason of the application of Section 355(d) or Section 355(e) of the Code, cause the Company to be in material violation of any of its representations, warranties, and covenants in the Tax Matters Agreement;
(x) except as required pursuant to an existing Company Benefit Plan as in effect on the date hereof or established after the date hereof not in contravention of this clause (x), (A) grant or commit to grant any increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any current or former directors, officers, or employees of the Company or any Subsidiary other than increases in the base salary or wages or cash incentive compensation of employees in the ordinary course of business as described on Schedule 6.1(b)(x) of the Company Disclosure Letter, (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity based awards or accelerate the vesting of any Company RSU Awards, Company PRSU Awards or Company Stock Options except as permitted by Section 6.1(b)(ii), (D) enter into any new, or amend any existing, employment, severance, termination change-in-control or similar agreement with any director, officer or employee, (E) pay or commit to pay any bonuses, other than payment of annual or other short-term cash bonuses for completed performance periods in accordance with Company Benefits Plans existing as of the date hereof, (F) establish, enter into or adopt any Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 or with a title of Director or above or (H) waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former director, officer, employee or independent contractor;
(xi) voluntarily recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;
(xii) (A) incur, create, assume, waive or release any Indebtedness for borrowed money (including any bonds, notes or debentures) or guarantee any such Indebtedness of another Person or (B) incur, create or assume any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of revolving Indebtedness in the ordinary course of business (1) under the Company Credit Facility, as in effect on the date hereof, or (2) the creation of any Encumbrances securing as of the date hereof any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed at any one time outstanding the amounts set forth on Schedule 6.1(b)(xii) of the Company Disclosure Letter;
(xiii) make any loans, advances or capital contributions to, or non-controlling investments in, any other Person in excess of $10,000,000 in the aggregate, except for (A) extensions of credit or incentive payments to customers in the ordinary course of business, (B) advances to directors, officers and other employees for business-related expenses incurred in connection with such person’s role at the Company or one of its Subsidiaries in the ordinary course of business, (C) passive investments in marketable securities in the ordinary course of business and (D) loans, advances or capital contributions to, any direct or indirect wholly owned Subsidiaries of the Company;
(xiv) (A) enter into any Contract that would be a Company Contract under clauses (i), (iii), (ix), (x) or (xv) of Section 4.19(a) or (B) subject to Schedule 6.1(b)(xiv)(B) of the Company Disclosure Letter, except in the ordinary course of business, and as would not (x) otherwise be prohibited by this Section 6.1(b) or (y) reasonably be expected to have any adverse economic or other impact on the Company or its Subsidiaries in any material respect when viewed in the context of the benefits received by the Company and its Subsidiaries as a result thereof (1) enter into any Contract that would be a Company Contract (other than a Contract set forth in clause (A) above) if it were in effect on the date of this Agreement or (2) materially modify, materially amend, terminate or assign or waive or assign any material rights under any Company Contract (other than, in the case of assignments, assignments to the Company or another
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Subsidiary of the Company); provided that this clause (xiv) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into or performing a Contract to the extent such entry or performance implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 6.1(b);
(xv) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.1(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments not covered by insurance of no more than $1,000,000 individually or $15,000,000 in the aggregate (or, if a reserve for such Proceeding has been established on the consolidated balance sheet of the Company as of July 3, 2022 as included in the Company’s latest quarterly report on Form 10-Q filed with the SEC prior to the date hereof, such greater amount that is covered by such reserve) on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, or (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries in any material respect (including the Company or any of its Subsidiaries following the First Merger Effective Time, other than customary confidentiality and de minimis contractual obligations included in a settlement agreement that are incidental to an award of monetary damages thereunder) or a finding or admission of liability or a violation of Law;
(xvi) make or commit to make any capital expenditures in an amount in the aggregate in excess of 110% of the capital expenditure budget set forth in Schedule 6.1(b)(xvi) of the Company Disclosure Letter and subject to the limitations set forth therein, other than to the extent reasonably necessary to repair or replace damaged facilities, property, equipment or other assets damaged following a casualty event or accident;
(xvii) split, combine, subdivide or reclassify any shares of capital stock or other equity interests of the Company;
(xviii) enter into any stockholder agreements, voting trusts or other agreements relating to the voting of, or providing registration rights with respect to, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries; or
(xix) agree or commit to take any action that is prohibited by this Section 6.1(b).
Section 6.2 Conduct of Parent Business Pending the Merger.
(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or stock exchange requirement or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable efforts to (x) conduct its businesses in the ordinary course in all material respects, including by using reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, (y) keep available the services of its current officers and key employees and (z) preserve in all material respects its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided that the Parties agree that, with respect to any matter specifically addressed by any provision of Section 6.2(b), such specific provision shall govern over the more general provisions of this Section 6.2(a).
(b) Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or stock exchange requirement or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, Parent shall not, and shall cause its Subsidiaries not to:
(i) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the grant of any awards (including Parent RSU Awards, Parent PSU Awards or Parent DSU Awards) under the Parent Equity Plans in the ordinary course of business (1) as set forth on Schedule 6.2(b)(i) of the Parent
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Disclosure Letter, (2) to non-employee directors of Parent, (3) to employees hired after the date hereof and (4) in connection with promotions, (B) pursuant to the Parent ESPP, (C) the issuance of Parent Common Shares issuable pursuant to the vesting, exercise or settlement of any equity awards pursuant to agreements in effect as of the date of this Agreement or entered into as permitted by this Section 6.2(b)(i), (D) dividend equivalent rights with respect to outstanding equity awards consistent with past practice in connection with Parent’s regular quarterly dividend, (E) pursuant to the Parent Shareholder Rights Agreement, and (F) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent;
(ii) amend or propose to amend (i) Parent’s Organizational Documents or (ii) the Organizational Documents of any of US Holdings, Merger Sub 1 and Merger Sub 2 (other than ministerial changes);
(iii) split, combine, subdivide or reclassify any shares of capital stock or other equity interests of Parent;
(iv) (A) merge, consolidate, combine or amalgamate with any Person (other than transactions between Parent and its wholly-owned Subsidiaries or between Parent’s wholly-owned Subsidiaries) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any controlling equity interest in or a majority of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in the case of each of clause (A) and (B), to the extent that (1) the purchase price for any such individual transaction or series of related transactions exceeds $50,000,000 or (2) such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions;
(v) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;
(vi) make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns), in each case to the extent that any such action would, or would reasonably be expected to, (A) prevent, materially delay or materially impair the consummation of the Transactions or (B) prevent or impede the Company or Parent from delivering the executed Tax Certificates in connection with the Registration Statement and at Closing;
(vii) take any action (other than any action required or expressly contemplated by this Agreement) or fail to take any action (other than any action expressly prohibited by this Agreement) but, for the avoidance of doubt, without taking into account fluctuations in the fair market value of the Parent Capital Shares or the Company Capital Stock after the date of this Agreement, where such action or failure to act would reasonably be expected to (A) prevent or impede the Mergers from qualifying for the Reorganization Treatment, (B) cause the stockholders of the Company (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (C) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Mergers, or (D) prevent or impede the Company or Parent from delivering the executed Tax Certificates in connection with the Registration Statement and at Closing;
(viii) sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) sales or dispositions of inventory in the ordinary course of business, (B) non-exclusive licenses in the ordinary course of business, (C) dispositions of obsolete or worthless equipment or other assets in the ordinary course of business, (D) leases, swaps, exchanges, Encumbrances and other dispositions of Parent
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Leased Real Property or Parent Owned Real Property in the ordinary course of business or as set forth in Section 6.2(b)(viii) of the Parent Disclosure Letter and (E) other sales or dispositions of assets for which the consideration is less than $25,000,000 in the aggregate;
(ix) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by applicable Law, GAAP or stock exchange requirement; or
(x) agree or commit to take any action that is prohibited by this Section 6.2.
(c) Subject to Schedule 6.2(c) of the Parent Disclosure Letter, in the event that Parent or its Subsidiaries declares, sets aside or pays any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding common shares of, or other equity interests in, Parent or its Subsidiaries (each, a “Parent Distribution”), except
(i) for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent,
(ii) regular quarterly dividends in accordance with Parent’s dividend policy not to exceed $0.27 per share, or
(iii) dividends or distributions with a record date after the First Merger Effective Time, then the Merger Consideration to be paid per each share of Company Common Stock, the Exchange Ratio and any other dependent items shall be equitably adjusted to provide to the Company and its shareholders the same economic effect as contemplated by this Agreement and the Mergers but for such circumstances arising and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, and as so adjusted shall, from and after the date of such circumstances having arisen, be the Merger Consideration to be paid per each share of Company Common Stock, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this Section 6.2. Nothing in this Section 6.2(c) shall derogate from the covenants, terms and conditions in this Agreement or be construed to permit Parent or any of its Subsidiaries to take any action that is otherwise prohibited by the terms of this Agreement.
Section 6.3 No Solicitation by the Company.
(a) From and after the date of this Agreement and until the earlier of the First Merger Effective Time and termination of this Agreement pursuant to ARTICLE VIII, the Company will, will cause its Subsidiaries and its and their respective directors and officers to, and will use its reasonable best efforts to cause the employees and the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Competing Proposal. The Company will immediately terminate any physical and electronic data access related to any potential Company Competing Proposal previously granted to such Persons, and within two (2) Business Days following the execution of this Agreement, request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Person with whom a confidentiality agreement was entered into during the twelve-month period immediately preceding the date hereof relating to a potential Company Competing Proposal be promptly returned or destroyed in accordance with the terms of such confidentiality agreement.
(b) From and after the date of this Agreement and until the earlier of the First Merger Effective Time and termination of this Agreement pursuant to ARTICLE VIII, the Company will not, will cause its Subsidiaries and its and their respective directors and officers not to, and will use its reasonable best efforts to cause the employees and other Representatives of the Company and its Subsidiaries not to, directly or indirectly:
(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal;
(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal; or
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(iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;
provided that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal (including by requesting that an oral inquiry or proposal be made in writing) to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform such third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise expressly permitted hereunder).
(c) From and after the date of this Agreement, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of the receipt by the Company or, to the knowledge of the Company, any of its Representatives, of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person unless disclosure of the name of such Person is prohibited by a confidentiality agreement in effect on the date of this Agreement), and the Company shall provide to Parent promptly (and in any event within twenty-four (24) hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a reasonably prompt basis of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any material amendments thereto) and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within twenty-four (24) hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person with respect to a Company Competing Proposal.
(d) Except as permitted by Section 6.3(e), the Company Board, or any committee thereof, and its officers and directors will not, and will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:
(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent, US Holdings, Merger Sub 1 or Merger Sub 2, the Company Board Recommendation;
(ii) fail to include the Company Board Recommendation in the Joint Proxy Statement;
(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;
(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);
(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14d-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders
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Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date of the Company Stockholders Meeting) and (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;
(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing Section 6.3(d)(v)), fail to publicly reaffirm the Company Board Recommendation upon Parent’s written request on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing and (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Company Stockholders Meeting); provided that in no event shall the Company be required to reaffirm the Company Board Recommendation with respect to a Company Competing Proposal (x) on more than three (3) occasions or (y) after the Company has delivered a notice pursuant to Section 6.3(e)(iii) with respect thereto; or
(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).
(e) Anything in this Agreement to the contrary notwithstanding:
(i) the Company Board may, after consultation with its outside legal counsel, cause the Company to make such disclosures (A) as the Company Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (B) required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws or (C) the failure of which to be made would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, (x) such disclosure shall be deemed to be a Company Change of Recommendation, (y) such Company Change of Recommendation shall not be made other than in accordance with Section 6.3(e)(iii) or (iv), as applicable, and (z) Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c)(i), it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not, in and of itself, be deemed to be a Company Change of Recommendation;
(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Section 6.3(b) with any Person (including such Person’s Representatives and financing sources) from whom the Company receives a bona fide written Company Competing Proposal from such particular Person that did not result from a material breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel (it being understood and agreed that (i) such confidentiality agreement with such other party need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Company Competing Proposal on a confidential basis and (ii) such confidentiality agreement shall not contain any provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibit the Company from complying with the provisions of this Section 6.3), (B) if the Company makes non-public information regarding the Company or any of its Subsidiaries available to such Person, any such non-public information that has not previously been made available to Parent shall be provided to Parent prior to or substantially concurrently with the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law;
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(iii) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in material breach of any of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d)(ii) if (and only if):
(A) the Company Board determines in good faith after consultation with the Company’s financial advisor and outside legal counsel that such the Company Competing Proposal constitutes a Company Superior Proposal;
(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation or terminate this Agreement, as applicable, in response to such the Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law;
(C) the Company provides Parent written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and include a copy of the proposed Company Competing Proposal and any other material applicable transaction and financing documents;
(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to permit Parent to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto;
(E) at the end of such four (4) Business Day period, prior to taking action to effect a Company Change of Recommendation or terminate this Agreement, as applicable, the Company Board takes into account any binding adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisor and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation or terminate this Agreement, as applicable, in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law; provided that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and
(iv) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a material breach of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation under Section 6.3(d)(i) and/or Section 6.3(d)(ii) if (and only if):
(A) the Company Board determines in good faith after consultation with the Company’s financial advisor and outside legal counsel that a Company Intervening Event has occurred;
(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law;
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(C) the Company provides Parent written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;
(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to permit Parent make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and
(E) at the end of such four (4) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any binding adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law; provided that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.
(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the First Merger Effective Time and termination of this Agreement in accordance with ARTICLE VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board determines that failure to do so would be inconsistent with its fiduciary duties under applicable Law, it may waive any such “standstill” or similar provision to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party.
(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of the Company in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.
Section 6.4 No Solicitation by Parent.
(a) From and after the date of this Agreement and until the earlier of the First Merger Effective Time and termination of this Agreement pursuant to ARTICLE VIII, Parent will not, will cause its Subsidiaries and its and their respective directors and officers not to, and will use its reasonable best efforts to cause the employees and other Representatives of Parent and its Subsidiaries not to, directly or indirectly:
(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;
(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal; or
(iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;
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provided that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal (including by requesting that an oral inquiry or proposal be made in writing) to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform such third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise expressly permitted hereunder).
(b) From and after the date of this Agreement, Parent shall promptly (and in any event within twenty-four (24) hours) notify the Company of the receipt by Parent or, to the knowledge of Parent, any of its Representatives of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person unless disclosure of the name of such Person is prohibited by a confidentiality agreement in effect on the date of this Agreement), and Parent shall provide to the Company promptly (and in any event within twenty-four (24) hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a reasonably prompt basis, of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any material amendments thereto) and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within twenty-four (24) hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person with respect to a Parent Competing Proposal.
(c) Except as permitted by Section 6.4(d), the Parent Board, or any committee thereof, and its officers and directors will not, and will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:
(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;
(ii) fail to include the Parent Board Recommendation in the Joint Proxy Statement;
(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal;
(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(d)(ii) entered into in compliance with Section 6.4(d)(ii)) relating to a Parent Competing Proposal (an “Parent Alternative Acquisition Agreement”);
(v) in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Parent Common Shares (other than by the Company or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Shareholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date of the Parent Shareholders Meeting) and (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;
(vi) if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation upon the
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Company’s written request on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing and (B) three (3) Business Days prior to the date of the Parent Shareholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Parent Shareholders Meeting); provided that in no event shall Parent be required to reaffirm the Parent Board Recommendation with respect to a Parent Competing Proposal (x) on more than three (3) occasions or (y) after Parent has delivered a notice pursuant to Section 6.4(d)(iii) with respect thereto; or
(vii) cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Parent Change of Recommendation”).
(d) Anything in this Agreement to the contrary notwithstanding:
(i) the Parent Board may, after consultation with its outside legal counsel, cause Parent to make such disclosures (A) as the Parent Board determines in good faith are necessary to comply with applicable Canadian Securities Laws, Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (B) required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws or (C) the failure of which to be made would be inconsistent with the fiduciary duties owed by the Parent Board under applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, (x) such disclosure shall be deemed to be a Parent Change of Recommendation, (y) such Parent Change of Recommendation shall not be made other than in accordance with Section 6.4(d)(iii) or (iv), as applicable, and (z) the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d)(i); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not, in and of itself, be deemed to be a Parent Change of Recommendation;
(ii) prior to, but not after, the receipt of the Parent Shareholder Approval, Parent and its Representatives may engage in the activities prohibited by Section 6.4(a) with any Person (including such Person’s Representatives and financing sources) from whom Parent receives a bona fide written Parent Competing Proposal from such particular Person that did not result from a material breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(a) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel (it being understood and agreed that (i) such confidentiality agreement with such other party need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Parent Competing Proposal on a confidential basis and (ii) such confidentiality agreement shall not contain any provisions that prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or that otherwise prohibit Parent from complying with the provisions of this Section 6.4), (B) if Parent makes non-public information available to such Person, any such non-public information regarding Parent or any of its Subsidiaries that has not previously been made available to the Company shall be provided to the Company prior to or substantially concurrently with the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such action, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the Parent Board’s fiduciary duties under applicable Law;
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(iii) prior to, but not after, the receipt of the Parent Shareholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in material breach of the obligations set forth in this Section 6.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation or terminate this Agreement pursuant to Section 8.1(c)(ii) if (and only if):
(A) the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal constitutes a Parent Superior Proposal;
(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation or terminate this Agreement, as applicable, in response to such Parent Superior Proposal would be inconsistent with the Parent Board’s fiduciary duties under applicable Law;
(C) Parent provides the Company written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the proposed Parent Competing Proposal and any other material applicable transaction and financing documents;
(D) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with the Company (to the extent the Company wishes to negotiate) to permit the Company to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto;
(E) at the end of such four (4) Business Day period, prior to taking action to effect a Parent Change of Recommendation or terminate this Agreement, as applicable, the Parent Board takes into account any binding adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith (1) after consultation with Parent’s financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and (2) after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation or terminate this Agreement, as applicable, in response to such Parent Superior Proposal would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(d)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(d)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and
(iv) prior to, but not after, the receipt of the Parent Shareholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a material breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation under Section 6.4(c)(i) and/or Section 6.4(c)(ii) if (and only if):
(A) the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred; and
(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.
(C) Parent provides the Company written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;
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(D) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with the Company (to the extent the Company wishes to negotiate) to permit the Company make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and
(E) at the end of such four (4) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any binding adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(d)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(d)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.
(e) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the First Merger Effective Time and termination of this Agreement in accordance with ARTICLE VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Shareholder Approval is obtained, if the Parent Board determines that failure to do so would be inconsistent with its fiduciary duties under applicable Law, it may waive any such “standstill” or similar provision to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party.
(f) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.
Section 6.5 Preparation of Joint Proxy Statement.
(a) The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto. Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including US Holdings, Merger Sub 1 and Merger Sub 2) and the holders of its share capital, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto.
(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing, and Parent shall (with the Company’s cooperation) cause to be filed with the SEC and the applicable Canadian Securities Regulatory Authorities as promptly as practicable following the execution of this Agreement (it being understood that the Parties shall each use reasonable best efforts to cause the initial Registration Statement to be filed within thirty (30) Business Days of the date of this Agreement), a mutually acceptable (A) Joint Proxy Statement relating to matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and matters to be submitted to holders of Parent Common Shares at the Parent Shareholders Meeting and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and any applicable Canadian Securities Laws and to respond as promptly as practicable to any comments of the SEC or its staff or any Canadian Securities Regulatory Authority. Parent and the Company shall each use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act promptly after the filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. The Company and
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Parent shall each file the Joint Proxy Statement in definitive form with the SEC and the applicable Canadian Securities Regulatory Authorities and mail the Joint Proxy Statement to its stockholders or shareholders, as applicable, as promptly as practicable following the Registration Statement being declared effective and being approved by the applicable Canadian Securities Regulatory Authorities. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC or any Canadian Securities Regulatory Authority for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC or any Canadian Securities Regulatory Authority for additional information. Each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC or any Canadian Securities Regulatory Authority. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC or any Canadian Securities Regulatory Authority in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and the applicable requirements of the Canadian Securities Laws. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or any Canadian Securities Regulatory Authority with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) consider in good faith for inclusion in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC or any applicable Canadian Securities Regulatory Authority prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided that the foregoing clauses (A) through (C) shall not apply to any amendment or supplement or response of (x) the Company to the extent relating primarily to a Company Change of Recommendation made in accordance with Section 6.3 or (y) Parent to the extent relating primarily to a Parent Change of Recommendation made in accordance with Section 6.4.
(c) Parent and the Company shall make as promptly as reasonably practicable all necessary filings with respect to the Mergers and the Transactions under the Securities Act, the Exchange Act, Canadian Securities Laws and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Parent Common Shares issuable in connection with the First Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d) If at any time prior to the First Merger Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC or any Canadian Securities Regulatory Authority and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the shareholders of Parent.
Section 6.6 Stockholders Meetings
(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as practicable following the clearance of the Joint Proxy Statement by the SEC and the applicable Canadian Securities Regulatory Authorities and the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within fifty (50) days thereof). Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Company Board shall recommend that the stockholders of the Company adopt and approve this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor
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of the adoption and approval of this Agreement and the Transactions, and the Joint Proxy Statement shall include the Company Board Recommendation. The Company shall not adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent; provided that, anything to the contrary contained in this Agreement notwithstanding, (i) the Company shall adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders, and (ii) the Company may adjourn or postpone the Company Stockholders Meeting (and, in the case of clauses (A) and (B), will adjourn or postpone the Company Stockholders Meeting to the extent requested by Parent in writing, except that Parent may not deliver more than two (2) such requests and the Company shall not be required to adjourn or postpone the Company Stockholders Meeting for more than ten (10) Business Days on any one occasion or more than twenty (20) Business Days in the aggregate pursuant to this parenthetical) (A) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval (whether or not a quorum is present); provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than (x) ten (10) Business Days after the immediately preceding date for which the meeting was previously scheduled or (y) sixty (60) days after the Company Stockholders Meeting was initially scheduled; and provided, further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained; provided that the Company shall control the strategy for such defense. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Company Stockholders Meeting permitted hereunder. Without the prior written consent of Parent, and except as may be required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption and approval of this Agreement, obtaining the Company Stockholder Approval and a proposal with respect to adjournment of the Company Stockholders Meeting shall be the only matters which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.
(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its holders of Parent Common Shares for the purpose of obtaining the Parent Shareholder Approval, to be held as promptly as practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within fifty (50) days thereof). Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parent Board shall recommend that the holders of Parent Common Shares approve the Parent Share Issuance and the Parent Board shall solicit from holders of Parent Common Shares proxies in favor of the Parent Share Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Parent shall not adjourn or postpone the Parent Shareholders Meeting without the Company’s prior written consent; provided that, anything to the contrary contained in this Agreement notwithstanding, (i) Parent shall adjourn or postpone the Parent Shareholders Meeting to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to holders of Parent Common Shares and (ii) Parent may adjourn or postpone the Parent Shareholders Meeting (and, in the case of clauses (A) and (B), will adjourn or postpone the Parent Shareholders Meeting to the extent requested by the Company in writing, except that the Company may not deliver more than two (2) such requests and Parent shall not be required to adjourn or postpone the Parent Shareholders Meeting for more than ten (10) Business Days on any one occasion or more than twenty
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(20) Business Days in the aggregate pursuant to this parenthetical) (A) if, as of the time for which the Parent Shareholders Meeting is scheduled, there are insufficient Parent Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Shareholders Meeting and (B) if, as of the time for which the Parent Shareholders Meeting is scheduled, there are insufficient Parent Common Shares represented (either in person or by proxy) to obtain the Parent Shareholder Approval (whether or not a quorum is present); provided, however, that unless otherwise agreed to by the Parties, the Parent Shareholders Meeting shall not be adjourned or postponed to a date that is more than (x) ten (10) Business Days after the immediately preceding date for which the meeting was previously scheduled or (y) sixty (60) days after the Parent Shareholders Meeting was initially scheduled; and provided, further that the Parent Shareholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Shareholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to holders of Parent Common Shares with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any holders of Parent Common Shares or any other Person to prevent the Parent Shareholder Approval from being obtained; provided that Parent shall control the strategy for such defense. Once Parent has established a record date for the Parent Shareholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Shareholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Parent Shareholders Meeting permitted hereunder. Without the prior written consent of the Company, and except as may be required by applicable Law to be voted on by holders of Parent Common Shares in connection with the Parent Share Issuance, obtaining the Parent Shareholder Approval and a proposal with respect to adjournment of the Parent Shareholders Meeting shall be the only matters which Parent shall propose to be acted on by Parent’s shareholders at the Parent Shareholders Meeting.
(c) The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Shareholders Meeting, as applicable, on the same day and at approximately the same time. Each of the Parties shall, in consultation with each other, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act as soon as practicable after the date hereof to enable such record dates to be so set.
(d) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to ARTICLE VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Shareholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.
(e) Promptly after the execution of this Agreement, US Holdings shall (i) duly approve and adopt this Agreement in its capacity as the sole member of Merger Sub 1 in accordance with applicable Law and the Organizational Documents of Merger Sub 1 and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement and (ii) duly approve and adopt this Agreement in its capacity as the sole member of Merger Sub 2 in accordance with applicable Law and the Organizational Documents of Merger Sub 2 and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.
Section 6.7 Access to Information.
(a) Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or
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any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall also provide Parent with the information set forth in, and otherwise comply with, Schedule 6.7(a) of the Company Disclosure Letter. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 6.3 or Section 6.4, to any Company Competing Proposal or Parent Competing Proposal, as applicable). Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:
(i) no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) if reasonably requested by the Party requesting the relevant information, obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);
(ii) any access to the properties of a Party shall be subject to such Party’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing;
(iii) nothing in this Section 6.7 shall be construed to require a Party to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available or prepared by such Party in the ordinary course;
(iv) no Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability; and
(v) no information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the consummation of the Transactions or integration planning.
(b) The Mutual Nondisclosure and Standstill Agreement dated as of October 21, 2021 and amended as of July 21, 2022, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement until the later of (i) the expiration of the term set forth therein and (ii) the earlier of the First Merger Effective Time or the termination of this Agreement in accordance with ARTICLE VIII, and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Confidential Material” as defined under the Confidentiality Agreement. From and after the date of this
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Agreement until the earlier of the First Merger Effective Time and termination of this Agreement in accordance with ARTICLE VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.
Section 6.8 Reasonable Best Efforts; HSR and Other Approvals. (a) Except to the extent that the Parties’ obligations (or the standard or time period for performance thereof) are specifically set forth elsewhere in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable and in any event prior to the Outside Date, the Mergers and the other Transactions.
(b) In furtherance of the foregoing, Parent and the Company shall use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions and (ii) obtain (and cooperate with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, or termination or expiration of any waiting period, by any third party, including any Governmental Entity (which actions shall include, but not be limited to, responding to any request for information and documentary material required or requested under the HSR Act, in respect of obtaining the Competition Act Approval, or under any other Antitrust Laws or any Foreign Investment Laws) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions; provided that the Company shall not be required to seek the Consent of any third party to assign or otherwise transfer any Contract or permit other than to the extent requested by Parent. The foregoing or anything to the contrary in this Agreement notwithstanding, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver, or expiration or termination of any waiting period, to effectuate the Transactions, other than the required filing fees. Other than to the extent specifically permitted by this Agreement (including Section 6.3, Section 6.4 or Section 6.6), Parent and the Company shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval, or expiration or termination of any waiting period, from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions and are transferrable under applicable Law, the Parties shall use reasonable best efforts to effect such transfers to the extent requested by Parent.
(c) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8 (it being understood that Section 6.5 shall govern with respect to the Registration Statement and the Joint Proxy Statement and related interactions with the SEC and Canadian Securities Regulatory Authorities). In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other material submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response. Neither Parent nor the Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would be reasonably expected to be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, unless prohibited by such Governmental Entity, gives the other Party the opportunity to
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attend and participate thereat. The materials provided pursuant to this Section 6.8 may be restricted to outside counsel only, provided that those versions restricted to outside counsel only may be redacted (i) to remove references concerning the valuation of the Company, Parent and the Transactions, (ii) as necessary to comply with contractual requirements and (iii) as necessary to preserve any applicable privilege under Law (and any assertion of privilege must only be reasonably made). For any such materials to be shared with the other Party, a Party may redact any information covered by (i)-(iii) above, as well as competitively sensitive information. Notwithstanding anything to the contrary in this Agreement, Parent and the Company shall have joint responsibility for the clearance strategy for obtaining required Consents, clearances, authorizations, orders or approvals of any Governmental Entity under applicable Antitrust Laws and Foreign Investment Laws with respect to the Transactions; provided that in the event of a disagreement on strategy, after good faith consultation between counsel of Parent and the Company, the determination of Parent shall be final. Neither Party shall commit to or agree with any Governmental Entity to stay, toll, or extend any applicable waiting period under the HSR Act, or any other applicable Antitrust Law or Foreign Investment Law, or pull and refile under any such Laws or agree not to consummate the Mergers for any period of time, without the prior written consent of the other Party (not to be unreasonably withheld, delayed or conditioned).
(d) Unless the Parties mutually agree to the contrary, by no later than November 18, 2022, the Parent and the Company shall file (i) the notification and report forms required under the HSR Act, (ii) a submission in support of a request for an ARC or a No Action Letter in respect of the Transactions, and (iii) notifications pursuant to paragraph 114(1) of the Competition Act. Unless the Parties mutually agree to the contrary, Parent and the Company shall use reasonable best efforts to file by November 18, 2022 (and shall in any event file as promptly as practicable thereafter) any other relevant applications, filings or notices in the jurisdictions set forth on Schedule 7.1(b) of the Parent Disclosure Letter.
(e) In furtherance of the foregoing, the Parties shall, and shall cause their respective Affiliates to, use reasonable best efforts to (x) obtain Competition Act Approval, the expiration or termination of the applicable waiting period under the HSR Act and any other Consent, clearance, authorization, order or approval of, or termination or expiration of any waiting period by, any Governmental Entity under Antitrust Laws or Foreign Investment Laws applicable to the Mergers and the Transactions as promptly as reasonably practicable and in any event by the Outside Date in order to satisfy the conditions set forth in Section 7.1(b) and (y) in furtherance of clause (x), eliminate each and every impediment under any Antitrust Laws or Foreign Investment Laws applicable to the Mergers and the Transactions in order to satisfy the condition set forth in Section 7.1(c), and, to the extent necessary in connection therewith, Parent shall, and shall cause its Affiliates to, and, solely to the extent requested by Parent, the Company shall, and shall cause its Affiliates to, offer, consent to and effect any requirement, condition, limitation, understanding, agreement or order regarding (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Parties or any of their respective Affiliates (or interests held by the Parties or any of their Affiliates), (ii) behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Parties or any of their respective Affiliates (or interests held by the Parties or any of their Affiliates), (iii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the Parties or any of their Affiliates or (iv) any other action that limits or affects the Parties’ or their Affiliates’ freedom of action (any of the foregoing in clauses (i) through (iv), a “Remedy”); provided that nothing in this Section 6.8 shall require Parent or the Company or any of their respective Affiliates to (A) contest, defend or appeal any Proceedings or orders arising under any Antitrust Laws or Foreign Investment Laws, on the merits, whether judicial or administrative, challenging this Agreement, the consummation of the Mergers or any of the other Transactions through the Outside Date or (B) take, or commit to take, any Remedy that (1) is not conditioned upon the consummation of the Transactions, including the Mergers, or (2) that would reasonably be expected to have, individually or in the aggregate, (I) a material adverse impact on the value of Parent and its Subsidiaries, taken as a whole, or (II) a material adverse impact on the value of the Company and its Subsidiaries, taken as a whole.
Section 6.9 Employee Matters
(a) For the period following Closing and ending on the one (1) year anniversary of the Closing Date or, if earlier, the termination date of an applicable Continuing Employee, Parent and its Subsidiaries shall (and Parent shall cause the Surviving LLC and its Subsidiaries to) maintain for the benefit of each employee of Parent or any of its Subsidiaries that remain employed following the Closing (including, for the avoidance of doubt,
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employees of the Surviving LLC or any of its Subsidiaries) (collectively, “Continuing Employees”) (i) base salary or wage rate that is no less favorable than in effect for such Continuing Employee immediately prior to the First Merger Effective Time, (ii) target short-term and long-term incentive opportunities (including the value of equity or equity-based incentives, it being understood that Parent shall not be required to issue long-term equity awards as a result of this clause (ii) and may instead award cash-based incentive opportunities) that are, in the aggregate, no less favorable than those in effect for such Continuing Employee immediately prior to the First Merger Effective Time; and (iii) employee benefits (including severance, but excluding, in each case, nonqualified deferred compensation, defined benefit pension, retiree health or welfare benefits, retention and change in control compensation) that are substantially comparable, in the aggregate, to those in effect for such Continuing Employee immediately prior to the First Merger Effective Time.
(b) Effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all Company Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “Company 401(k) Plan”) (unless Parent provides written notice to the Company that any or all such 401(k) Plans shall not be terminated). No later than three (3) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that each Company 401(k) Plan has been terminated (effective as of no later than day immediately preceding the Closing Date) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and approval of Parent, which such approval shall not be unreasonably withheld or delayed. The Company also shall take such other actions in furtherance of terminating each Company 401(k) Plan as Parent may reasonably require. In the event that termination of a Company 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees (other than administrative expenses in the ordinary course of business), then such charges and/or fees shall be the responsibility of the Company, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than five (5) Business Days prior to the Closing Date. In the event that the Company 401(k) Plan is terminated, Parent shall, or shall cause one of its Affiliates to, have in effect a tax qualified defined contribution retirement plan as of the Closing Date that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) in which each Continuing Employee who is actively employed at the Closing shall be eligible to participate as of the Closing, and as soon as practicable following the Closing, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by the Parent 401(k) Plan, permit such Continuing Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including promissory notes evidencing outstanding participant loans), in the form of cash (and in kind in the case of participant loan notes), in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan.
(c) Each Continuing Employee shall receive service credit for all purposes (including, for purposes of eligibility to participate, vesting and benefit accrual, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving LLC or any of their respective Affiliates under which such Continuing Employee may be eligible to participate on or after the Closing (each, a “Parent Plan”) to the same extent recognized by the Company or any of its Subsidiaries under comparable Company Benefit Plans immediately prior to the Closing; provided, however, that such crediting of service shall not operate to duplicate any benefit for the same period of service. Such plan, program or arrangement shall credit each such Continuing Employee for service accrued or deemed accrued on or prior to the Closing with the Company, any Subsidiary and all Affiliates where service with the Affiliate was credited under a comparable Company Benefit Plan prior to the Closing. In addition, Parent shall use reasonable best efforts to waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions, exclusions, actively-at work requirements and waiting periods under any Parent Plan, except to the extent such condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable plan of the Company and its Subsidiaries prior to the Closing, and use reasonable best efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by Continuing Employees and their covered dependents in the calendar year in which the Closing occurs. Any vacation or paid time off accrued but unused by a Company Employee as of immediately prior to the Closing shall be credited to such Continuing Employee following the Closing.
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(d) Parent shall, and shall cause the Surviving LLC and its Subsidiaries to pay at the ordinary time such payments are made (and in any event no later than March 2024), in accordance with the terms of the Company Equity Plan, to each service provider of the Company and its Subsidiaries who participates in an annual incentive plan or similar incentive plan in respect of the fiscal year in which the Closing occurs (each, a “2023 Bonus Participant”) a cash bonus in respect of such fiscal year based on actual performance of the applicable performance goals (the “2023 Bonus”); subject to the 2023 Bonus Participant’s continued employment with Parent or one of its Affiliates through the payment date; provided that in the event that a 2023 Bonus Participant’s employment is terminated without cause (or, to the extent such 2023 Bonus Participant’s employment agreement includes severance payable upon a “Good Reason” termination, a termination by such 2023 Bonus Participant for “Good Reason” (as defined in the applicable employment agreement)), such 2023 Bonus Participant shall be entitled to payment of his or her 2023 Bonus, prorated based on the number of calendar days elapsed during the 2023 fiscal year through the date of termination and based on actual performance through the date of termination, upon or within sixty (60) days following termination, subject to the execution by the 2023 Bonus Participant of a general release of claims in favor of Parent and its affiliates and the effectiveness of such release.
(e) Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Parent Plan, Parent Benefit Plan, Company Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation, Merger Sub 2 or any of their Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the First Merger Effective Time, the Surviving Corporation and following the consummation of the Second Merger, Merger Sub 2) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation, Merger Sub 2 or any of their Affiliates from terminating, revising or amending any Parent Plan, Parent Benefit Plan, Company Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.
Section 6.10 Indemnification; Directors’ and Officers’ Insurance.
(a) Parent and Merger Sub 2 agree that, until the six (6) year anniversary date of the First Merger Effective Time, none of Parent, the Surviving Corporation nor the Surviving LLC shall amend, repeal or otherwise modify any provision in their Organizational Documents or those of their Subsidiaries in any manner that would affect adversely the rights thereunder of any Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the First Merger Effective Time, (x) a director or officer of the Company or any of its Subsidiaries or (y) a member, trustee, fiduciary, director or officer at the request or for the benefit of the Company or any of its Subsidiaries, in each case of clause (x) and (y), when acting in such capacity (each, an “Indemnified Person”) to indemnification, exculpation and advancement, except to the extent required by applicable Law. Parent shall, and shall cause the Surviving LLC and its Subsidiaries to, fulfill and honor any written indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any Indemnified Person existing as of the date of this Agreement and in effect immediately prior to the First Merger Effective Time.
(b) The Company shall, in consultation with Parent, obtain as of the First Merger Effective Time prepaid “tail” insurance policies under the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance coverage (“D&O Insurance”) in a form reasonably acceptable to Parent for a period of six (6) years from the First Merger Effective Time (the “Tail Policy”) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Persons than under the existing D&O Insurance, in each case with respect to claims arising out of or relating to events which occurred before or at the First Merger Effective Time (including in connection with the Transactions contemplated by this
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Agreement), provided, however, that in no event shall the aggregate cost of the Tail Policy exceed 300% of the current aggregate annual premium paid the Company for the D&O Insurance; and provided, further, that if the cost of the Tail Policy exceeds such amount, the Company shall obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount. Parent shall, and shall cause the Surviving LLC to, maintain the Tail Policy in full force and effect, and continue to honor the obligations thereunder.
(c) Until the six (6) year anniversary date of the First Merger Effective Time, Parent and the Surviving LLC (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Person against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such Indemnified Person in connection with any pending or threatened Proceeding to the extent based on or arising out of the fact that such Indemnified Person is or was (or any acts or omissions by such Indemnified Person in his her or capacity as) a director or officer of the Company or any of its Subsidiaries at or prior to the First Merger Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the First Merger Effective Time (whether asserted or claimed prior to, at or after the First Merger Effective Time), including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the First Merger Effective Time until the sixth anniversary date of the First Merger Effective Time, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.10(c) within fifteen (15) days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.10(c).
(d) In the event that Parent, the Surviving LLC or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving LLC, as the case may be, shall assume the obligations set forth in this Section 6.10. Except as required by applicable Law, the obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in this Section 6.10 (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his or her heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law.
Section 6.11 Transaction Litigation. In the event any Proceeding against a Party by any Governmental Entity or other Person is commenced or, to the knowledge of such Party, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), such Party shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof, except that in no event will the foregoing require a Party to disclose documents or information that would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; provided, however, that such Party shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. The defendant-Party in any Transaction Litigation shall (a) give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at the other Party’s cost) to the extent requested by the other Party and (b) other than to the extent that such Transaction Litigation relates to a Company Competing Proposal or Parent Competing Proposal, as
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applicable, in respect of which the Parties have adverse interests (i) consider in good faith, acting reasonably, the other Party’s advice with respect to such Transaction Litigation and (ii) not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed.
Section 6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. Thereafter, no Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. The foregoing notwithstanding, a Party, its Subsidiaries or their respective Representatives may issue a public announcement or other public disclosures (a) required by applicable Law or court process, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with any previous public announcement or public disclosure (including the Registration Statement or the Joint Proxy Statement) made by the Parties in accordance with this Section 6.12; provided that, in the case of each of clause (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon. The foregoing notwithstanding, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with (i) the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto, (ii) a Company Change of Recommendation or a Parent Change of Recommendation, in the case of each of clause (i) and (ii), other than as set forth in Section 6.3 or Section 6.4, as applicable or (iii) any dispute between the Parties regarding this Agreement or the Transactions.
Section 6.13 Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the First Merger Effective Time. Prior to the First Merger Effective Time, each of the Parties shall exercise, consistent with all of the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 6.14 Section 16 Matters. Prior to the First Merger Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.
Section 6.15 Stock Exchange Listing and Deregistration. Parent shall take all action necessary to cause the Parent Common Shares to be issued pursuant to this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing conditions, in each case, prior to the First Merger Effective Time. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act promptly after the First Merger Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall use reasonable best efforts to make available to Parent, prior to the Closing Date, a substantially final draft of any such annual or quarterly report (subject to normal year or quarter end closing procedures) reasonably likely to be required to be filed during such period. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Parent shall promptly notify the Company of any material communications or correspondence received by Parent from the NYSE or the TSX with respect to the listing of Parent Common Shares to be issued pursuant to this Agreement, and any potential suspension or delisting action contemplated or threatened by the NYSE or the TSX.
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Section 6.16 Tax Matters.
(a) Each of Parent, US Holdings and the Company shall use its reasonable best efforts to cause the Mergers, taken together, to qualify for Reorganization Treatment and for an exception to the general rule of Section 367(a)(1) of the Code, provided that this Section 6.16(a) shall not require any Person to take any action that is inconsistent with any action required or expressly contemplated by this Agreement.
(b) The Company shall use its reasonable best efforts to obtain the opinion of Tax Counsel referred to in Section 7.3(e) (the “Closing Tax Opinion”), and the Company shall use its reasonable best efforts to obtain any similar opinion from Tax Counsel required to be delivered in connection with the effectiveness of the Registration Statement. In connection with the foregoing, Parent shall use its reasonable best efforts to deliver to Tax Counsel, a representation letter dated as of the Closing Date (and, if requested, dated as of the effective date of the Registration Statement, or such other date(s) as determined necessary by Tax Counsel in connection with the filing of the Registration Statement or the Joint Proxy Statement) and signed by an officer of Parent, substantially in the form set forth in Schedule 6.16(b) of the Parent Disclosure Letter (with such modifications as are reasonably required to address any changes in facts or Law after the date hereof) (the “Parent Tax Certificate”), and the Company shall use its reasonable best efforts to deliver to Tax Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the effective date of the Registration Statement, or such other date(s) as determined necessary by Tax Counsel in connection with the filing of the Registration Statement or the Joint Proxy Statement) and signed by an officer of the Company, substantially in the form set forth in Schedule 6.16(b) of the Company Disclosure Letter (with such modifications as are reasonably required to address any changes in facts or Law after the date hereof) (the “Company Tax Certificate” and together with the Parent Tax Certificate, the “Tax Certificates”).
(c) If the Company receives the Closing Tax Opinion (or in the event that the Company does not receive the Closing Tax Opinion and the condition in Section 7.3(e) is waived by the Company, then as reasonably determined by Parent in good faith consultation with the Company), (i) the parties hereto agree to treat and report the Mergers for all U.S. federal income Tax purposes (including on all applicable U.S. federal income Tax Returns) in accordance with the Mergers constituting (A) a “reorganization” within the meaning of Section 368(a) of the Code and (B) qualifying for an exception to the general rule of Section 367(a)(1) of the Code, (ii) Parent shall, and shall cause US Holdings to, (1) comply with the reporting requirements of Treasury Regulations § 1.367(a)-3(c)(6), and (2) reasonably cooperate with any “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations § 1.367(a)-3(c)(5)(ii), which certifies to Parent in writing that it is such a shareholder and furnishes to Parent documentation reasonably satisfactory to Parent supporting such certification, to enable such Person to enter into a valid gain recognition agreement under Treasury Regulations § 1.367(a)-8.
(d) Each of Parent, US Holdings, Merger Sub 1, Merger Sub 2 and the Company shall notify the other Parties promptly after becoming aware of any fact, other than fluctuations in the fair market value of the Parent Capital Shares or the Company Capital Stock after the date of this Agreement and other than any fact expressly contemplated by this Agreement, that would reasonably be expected to (i) prevent or impede the Mergers from qualifying for the Reorganization Treatment, (ii) cause the stockholders of the Company (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code or (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Mergers.
(e) This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).
Section 6.17 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws, if any, of any jurisdiction that purport to apply to this Agreement or the Transactions.
Section 6.18 Obligations of Merger Sub 1 and Merger Sub 2. Parent and US Holdings shall cause Merger Sub 1 and Merger Sub 2 to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.
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Section 6.19 Prepayment of Payoff Credit Facility Indebtedness.
(a) Credit Facility. The Company and its Subsidiaries shall deliver to Parent at least one (1) Business Day prior to the Closing Date a duly executed payoff letter in form and substance customary for transactions of this type with respect to each Payoff Credit Facility Indebtedness (the “Payoff Letters”) (and at least three (3) Business Days prior to the Closing Date, draft Payoff Letters, it being understood that the Company shall include any reasonable comments from Parent to the draft Payoff Letters in the comments the Company submits to the counterparties thereto), in each case setting forth the total amounts payable pursuant to such Payoff Credit Facility Indebtedness to fully satisfy all principal, interest, penalties (if any), fees, costs, and expenses owed to each holder of such Payoff Credit Facility Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions and any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity interests securing, and any guarantees by the Company and its Subsidiaries in respect of, such Payoff Credit Facility Indebtedness, including, without limitation, UCC-3 financing statement terminations, intellectual property terminations, control agreement terminations and landlord waiver terminations and provide that all guarantees and Encumbrances granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Payoff Credit Facility Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter at or prior to the First Merger Effective Time, be automatically released and terminated.
(b) Senior Notes.
(i) Notwithstanding anything to the contrary in this Agreement, prior to the First Merger Effective Time, the Company shall give any notices and use its reasonable best efforts to take all other actions specifically required to be taken under the terms of the Indenture and the Senior Notes as a result of the consummation of the Transactions, which actions shall include, without limitation, the Company (or its Subsidiaries) using its reasonable best efforts to (i) give any notices that may be required in connection with the Mergers and the other Transactions contemplated by this Agreement prior to the First Merger Effective Time, (ii) prepare any supplemental indentures required in connection with the Mergers and the other Transactions contemplated by this Agreement and the consummation thereof to be executed and delivered to the Trustee at or prior to the First Merger Effective Time, in form and substance reasonably satisfactory to the Trustee, and (iii) deliver any opinions of counsel required to be delivered prior to the First Merger Effective Time and any officer’s certificates or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Indenture in connection with the Mergers and the other Transactions contemplated by this Agreement; provided that opinions of counsel required by the Indenture, as may be necessary to comply with all of the terms and conditions of the Indenture in connection with the Mergers and the other Transactions contemplated by this Agreement shall be delivered by Parent and its counsel to the extent required to be delivered at or after the First Merger Effective Time. The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to execute and deliver any document or instrument (or cause any document or instrument to be executed or delivered) (i) that would be inaccurate in light of the facts and circumstances at the time delivered or (ii) not conditioned on or delivered substantially concurrently with the occurrence of the First Merger Effective Time.
(ii) The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, supplemental indentures, legal opinions, officer’s certificates or other documents or instruments required to be delivered pursuant to or in connection with the Indenture or the Senior Notes in connection with the Mergers and the other Transactions contemplated by this Agreement prior to the dispatch or making thereof, and the Company shall promptly respond to any reasonable questions from, and consider in good faith any reasonable comments made by, Parent or its counsel with respect thereto prior to the dispatch or making thereof.
(iii) If requested by Parent in writing at least seven (7) Business Days in advance of the due date for such notice under the Indenture, the Company shall, to the extent permitted by the Senior Notes and the Indenture, issue on the Closing Date (or on such earlier time as Parent may request) a notice of optional redemption for all of the outstanding aggregate principal amount of the Senior Notes pursuant to the optional redemption provisions of the Indenture (which notice of optional redemption may be, at Parent’s request and to the extent permitted by the Indenture, conditional on the consummation of the Merger or the other Transactions, including subsequent supplemental notices of optional redemption to the extend
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necessary to extend the redemption date set forth in the original notice to match the ultimate Closing Date) (such redemption of the Senior Notes, the “Senior Notes Redemption”); provided that in connection with the delivery of any such notice of optional redemption, the Company shall deliver and shall use reasonable best efforts to cause counsel for the Company to deliver, customary officer’s certificates and customary legal opinions, respectively, to the Trustee, to the extent such certificates and opinions are required by the terms of the Senior Notes or the Indenture; it being understood that (i) in no event shall the Company be required to prepare or commence any documentation or action for any Senior Notes Redemption that will result in such redemption being effective prior to the First Merger Effective Time or incur any cost or expense in connection with such Senior Notes Redemption unless Parent promptly reimburses the Company for all costs and expenses incurred by the Company in connection therewith and (ii) any opinions of counsel required by the Indenture as may be necessary to comply with all of the terms and conditions of the Indenture in connection with the Senior Notes Redemption shall be delivered by Parent and its counsel to the extent required to be delivered at or after the First Merger Effective Time.
Section 6.20 Debt Financing.
(a) Each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, reasonably proper or reasonably advisable to arrange, obtain and consummate by no later than immediately prior to the First Merger Effective Time the Debt Financing and obtain the net cash proceeds thereof (after taking into account any original issue discount and other deductions from the loan amount) on the terms and conditions described in the Debt Commitment Letter (including the “market flex” provisions of the fee letter) in an amount sufficient, together with other immediately available cash sources and amounts (none of which are subject to any conditions to funding) available to Parent on the Closing Date, to equal at least the Required Amount. None of Parent, US Holdings, Merger Sub 1 or Merger Sub 2 shall permit any (x) termination of the Debt Commitment Letter except in connection with any entry into an Alternative Financing permitted under Section 6.20(b) (it being understood that the automatic reduction or termination of commitments in accordance with the terms of the Debt Commitment Letter shall not constitute such a termination) or (y) amendment or restatement to be made to, or any waiver of any provision under, the Debt Commitment Letter if such amendment, restatement, or waiver (i) with respect to the Debt Commitment Letter, reduces the aggregate cash amount of the Debt Financing below the amount necessary, when taken together with all other immediately available cash sources and amounts available to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 (none of which are subject to any conditions to funding) to equal at least the Required Amount, (ii) imposes new or additional conditions precedent to the Debt Financing, in each case in a manner that would materially delay or prevent the consummation of the Transactions or the funding of the full cash amount of the Debt Financing on the Closing Date that is necessary, together with other immediately available sources and amounts, to equal at least the Required Amount, and (iii) adversely affects the ability of Parent or its applicable Subsidiary to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, modified, waived or replaced, relative to the ability of Parent and its Subsidiaries to enforce their respective rights against such other parties to the Debt Commitment Letter as in effect on the date hereof; provided that, notwithstanding anything to the contrary contained in this Section 6.20, (A) Parent, US Holdings, Merger Sub 1 or Merger Sub 2 may effect any such amendment or restatement to or waiver of any of its rights under the Debt Commitment Letter and/or substitution of other debt financing for all or any portion of the Debt Financing, in each case, so long as the foregoing complies with the provisions of this sentence that appear before this proviso and (B) Parent, US Holdings, Merger Sub 1 or Merger Sub 2 may amend or restate the Debt Commitment Letter to implement any “market flex” provisions of any fee letter relating to the Debt Financing as in effect on the date hereof (or that come into effect after the date hereof, but that are not in violation of the provisions of the sentence that appears before this proviso) to the extent required to be implemented by the Financing Sources or otherwise pursuant to the terms of any such fee letter or to add lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other Financing Sources who had not executed the Debt Commitment Letter as of the date hereof in accordance with the Debt Commitment Letter as in effect on the date hereof and, in connection therewith, amend or restate the economic and other arrangements to the extent relating to the appointment of such additional lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other Financing Sources. Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall not agree to the termination of any commitment in respect of the Debt Financing without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) (except any termination or reduction of
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commitments in accordance with the terms of the Debt Commitment Letter). Parent shall deliver to the Company copies of any amended or restated Debt Commitment Letter or any written waiver thereto promptly following the execution thereof (provided that any fee letter (or any amendment, restatement or waiver to any such fee letter) may be subject to redactions of fee amounts, percentages, flex provisions and any other economic terms and other provisions that are customarily redacted in connection with transactions of this type, so long as such redaction does not cover terms that would adversely affect the conditionality or termination of the Debt Financing). For purposes of this Agreement, as applicable, (X) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, restated, modified, supplemented or replaced by this Section 6.20(a) and any Alternative Financing permitted by Section 6.20(b) and (Y) references to “Debt Commitment Letter” shall include such documents as permitted to be amended, restated, modified, supplemented or replaced by this Section 6.20(a) or any commitment letters for Alternative Financing permitted by Section 6.20(b).
(b) Each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall use its reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter (and to the extent that the Required Revolving Amendment (as defined in the Debt Commitment Letter) (the “Amendment”) is consummated in accordance with the Debt Commitment Letter such that commitments thereunder are automatically reduced or terminated, the Parent Credit Facility), (ii) promptly negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter, taking into account any market flex provisions (or, except to the extent agreed to by Parent, US Holdings, Merger Sub 1 and Merger Sub 2, on terms no less favorable to Parent, US Holdings, Merger Sub 1 or Merger Sub 2 than the terms and conditions in the Debt Commitment Letter), (iii) satisfy (unless waived) on a timely basis (taking into account the timing of the Marketing Period) all conditions precedent to funding in the Debt Commitment Letter (and following the consummation of the Amendment, the Parent Credit Facility) and to consummate the Debt Financing at or prior to the Closing, (iv) comply with its obligations under the Debt Commitment Letter (and following the consummation of the Amendment, the Parent Credit Facility) and (v) consummate the Debt Financing at or prior to the Closing Date (including drawing on any interim or bridge financing provided under the Debt Commitment Letter or drawing on the revolving credit facility under the Parent Credit Facility on the Closing Date to the extent necessary to obtain the Required Amount). Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), take any action or enter into any transaction that would or would be reasonably expected to materially delay or prevent consummation of all or any portion of the cash amount of the Debt Financing necessary, after taking into account other immediately available sources and amounts available on or prior to the Closing Date (none of which are subject to any conditions to funding), to fund in cash at least the Required Amount. Parent shall, upon reasonable written request by the Company, keep the Company informed, in all reasonable detail on a reasonably prompt basis, of the status of its efforts to arrange and consummate the Debt Financing. Without limiting the foregoing, Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall promptly, and in any event within 48 hours following the occurrence thereof, in each case to the extent Parent has knowledge thereof, notify the Company if at any time prior to the Closing Date (A) the Debt Commitment Letter is terminated by the Financing Sources party thereto, (B) any Financing Source party to the Debt Commitment Letter indicates in writing to Parent that it will not provide the cash Debt Financing contemplated by the Debt Commitment Letter (except for automatic reductions of commitments thereunder in accordance with the terms of the Debt Commitment Letter), or (C) Parent, US Holdings, Merger Sub 1 or Merger Sub 2 or, to the knowledge of Parent, any Financing Source party to the Debt Commitment Letter defaults under or breaches, in each case in any material manner, or repudiates the Debt Commitment Letter. Upon the occurrence of any circumstance referred to in clause (A), (B) or (C) of the preceding sentence or if all or any portion of the Debt Financing otherwise becomes unavailable, and such portion is required in order for Parent, US Holdings, Merger Sub 1 and Merger Sub 2 to have immediately available cash sources and amounts (none of which are subject to any conditions to funding), together with any available portion of the Debt Financing, equal at least the Required Amount as of or immediately prior to the First Merger Effective Time, Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall use their reasonable best efforts to arrange and obtain as promptly as practicable (and in any event prior to the Closing Date) in replacement thereof alternative financing from the same or alternative sources (“Alternative Financing”) in an amount sufficient, when funded in accordance with its terms (assuming the maximum amount of “market flex” under any applicable fee letter) for Parent, US Holdings, Merger Sub 1 and Merger Sub 2 to have immediately available cash sources and amounts (none of which are subject to any conditions to funding) equal at least the Required Amount as of immediately prior to the First Merger Effective Time. Parent shall use reasonable best
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efforts to arrange and obtain such Alternative Financing on terms and conditions not materially less favorable, in the aggregate (unless agreed to by the Company, such consent not to be unreasonably withheld, delayed or conditioned), to Parent and its Subsidiaries, taken as a whole, after the Closing than the terms and conditions in the Debt Commitment Letter and any fee letter (including with respect to funding and timing of funding); provided that, notwithstanding anything to the contrary in this Agreement, Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall not be required to pay more fees, OIDs or other amounts or incur an increase in pricing (other than immaterial increases relative to the overall financing cost of the Transaction), in the aggregate, relative to the pricing, amounts, percentages or fee terms of the Debt Commitment Letter or any fee letter, as applicable, as in effect on the date of this Agreement, taking into account any “market flex” terms, or seek equity financing from any Person. Parent shall deliver to the Company true and correct copies of all commitment letters related to any such Alternative Financing; provided that fee amounts, percentages, flex provisions and any other economic terms and other provisions that are customarily redacted in connection with transactions of this type in any documents related to such Alternative Financing may be redacted, so long as such redaction does not cover terms that would affect the conditionality or termination of the Debt Financing. Parent, US Holdings, Merger Sub 1 and Merger Sub 2 acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, is not a condition to Closing. For purposes of this Agreement, the definition of “Debt Commitment Letter” shall include any amendment, restatement, supplement or other modification or waiver thereto, or any replacement or substitution thereof, in each case to the extent expressly permitted under this Section 6.20 and the definition of “Debt Financing” shall include any Alternative Financing. If the Amendment is obtained, Parent shall not amend, amend and restate, supplement or otherwise modify the Parent Credit Facility in any manner that would reasonably be expected to prevent, delay or impair the consummation of the Transactions or the availability to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 of immediately available cash sources and amounts (none of which are subject to any conditions to funding), together with any available portion of the Debt Financing, equal to at least the Required Amount as of or immediately prior to the First Merger Effective Time.
(c) Prior to the Closing Date, the Company shall, and shall cause each of its Subsidiaries and each of its and their respective Representatives to, use reasonable best efforts to provide to Parent, US Holdings, Merger Sub 1 and Merger Sub 2, cooperation reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or the Financing Sources in connection with the arrangement of the Debt Financing (including any permanent takeout financing with respect to any bridge financing), including using reasonable best efforts to (i) upon reasonable prior written notice, cause the participation by applicable management and Representatives of the Company, with appropriate seniority and expertise, in a reasonable number of meetings, presentations, roadshows, conference calls, drafting sessions, due diligence sessions and meetings with prospective lenders and other Financing Sources (including customary one-on-one meetings), investors and ratings agencies, including direct contact between Representatives of the Company and its Subsidiaries, on the one hand, and the Financing Sources, on the other hand, (ii) on reasonable prior written notice, assist Parent, US Holdings, Merger Sub 1, Merger Sub 2 or the Financing Sources with the preparation of customary bank books, confidential information memoranda, offering memoranda, private placement memoranda, lender and investor presentations, rating agency presentations and other customary documents required or requested by the Financing Sources in connection with the Debt Financing (including any Alternative Financing), including in the preparation of “public side” versions thereof and assisting Parent, US Holdings, Merger Sub 1, Merger Sub 2 and their respective Affiliates in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt Financing, (iii) furnish Parent, US Holdings, Merger Sub 1, Merger Sub 2 and the Financing Sources reasonably promptly with the Required Financial Information and such other pertinent customary financial and other customary information (including “MD&A” and business descriptions) regarding the Company and its Subsidiaries as required or reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or the Financing Sources and with information in response to due diligence requests of, and otherwise cooperate with the due diligence efforts of, the Financing Sources, and execute and deliver (A) customary authorization letters to accompany and customary marketing materials regarding the accuracy and completeness of information contained in such marketing materials with respect to the Company and its Subsidiaries and, with respect to any “public version” of such marketing materials, the lack of material non-public information with respect to the Company and its Subsidiaries therein and (B) customary management representation letters and CFO certificates with respect to the financial information included in the marketing materials for securities offerings, (iv) assist and provide customary information to assist Parent, US Holdings, Merger Sub 1, Merger Sub 2 and their respective Affiliates and Representatives in preparing pro forma financial statements; provided that the
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Company shall have no obligation to furnish any information relating to (A) the capitalization of the Company after giving effect to the Closing and (B) any assumed cost savings, synergies and similar adjustments (if any) for the transactions contemplated by this Agreement (but Parent, US Holdings, Merger Sub 1, Merger Sub 2 and their respective Affiliates and Representatives may consult with the Company’s auditors in connection with any of the foregoing), (v) furnish promptly, and in any event at least three (3) Business Days prior to the Closing Date (to the extent requested at least ten (10) Business Days prior to the Closing Date), all documentation and other information to the extent required under the Debt Commitment Letter in connection with applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department, but in each case, solely as relating to the Company and its Subsidiaries, (vi) obtain, execute and deliver customary evidence of authority, customary officer’s certificates, customary solvency certificates, customary insurance certificates, in each case, as required or reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or the Financing Sources (provided, however, that no officer of the Company or any of its Subsidiaries who is not remaining in such position following the Closing shall be obligated to execute any certificate or other document contemplated by this Section 6.20(c) in connection with the Debt Financing), (vii) provide reasonable assistance in the preparation and execution of the definitive documentation in connection with the Debt Financing, including (A) executing and delivering by the Company and its Subsidiaries, effective only upon the Closing, of, or completing any schedules, exhibits and annexes with respect to, any credit agreements, guarantees, pledge and security documents, intercreditor agreements, purchase agreements, indentures, other definitive financing documents, opinion letters (or any Investment Company Act calculations or analysis with respect thereto) or other certificates or documents contemplated by the Debt Financing, hedging agreements reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or any Financing Source (or any counsel to any of the foregoing) and otherwise facilitating the creation, perfection and priority of any security interests in the collateral contemplated by the Debt Financing, (B) at least five (5) Business Days prior to the Closing Date, obtaining draft Payoff Letters and other customary draft lien terminations, and releases and other instruments of termination, redemption, satisfaction or discharge (including, without limitation, UCC-3 or equivalent financing terminations, intellectual property terminations, control agreement terminations and landlord waiver terminations) in respect of the Payoff Credit Facility Indebtedness (and evidence that notice of such repayment and lien release has been timely delivered), (C) preparing any documents and instruments required in connection with the Senior Notes Redemption pursuant to Section 6.19(b)(iii) and (D) obtaining such consents, acknowledgements, authorizations, approvals and instruments required or reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or any Financing Source to permit the consummation of the Debt Financing, the payoff and termination of the Payoff Credit Facility Indebtedness and the consummation of the Senior Notes Redemption (provided that the Company shall not be required to make any payment to secure any of the foregoing in this clause (D) that is not substantially concurrently, or promptly, reimbursed by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or other Person), (viii) facilitating customary cooperation and assistance of the Company’s and its Subsidiaries’ auditors, including, but not limited to, causing the Company’s and its Subsidiaries’ independent auditors to provide on a timely basis customary comfort letters (including customary “negative assurance” comfort and change period comfort) with respect to historical financial information of the Company included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued on a “Rule 144A for life” basis, and reasonable and customary assistance with the drafting sessions and due diligence activities of the Financing Sources (including providing reasonable access to documentation and records of the Company and its Subsidiaries) in connection with the preparation of any offering memoranda and providing customary consents, if any, to the inclusion of audit reports in any applicable offering memoranda. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall require the Company, its Subsidiaries or any of their respective Representatives, to: (A) provide cooperation that unreasonably interferes with the ongoing business or operations of the Company or its Subsidiaries, (B) provide cooperation that causes or would reasonably be expected to cause any covenant, representation or warranty in this Agreement to be breached or require any amendment or other modification of this Agreement, (C) provide cooperation that causes or would reasonably be expected to cause any closing condition precedent set forth in Section 7.3 to fail to be satisfied or would reasonably be expected to result in a breach or default (with or without notice, lapse of time, or both) under any material Contract to which the Company or any of its Subsidiaries is a party (to the extent not entered into in contemplation of the cooperation obligation set forth in this Section 6.20), (D) incur any liability or pay any commitment fee or other fee in connection with the Debt
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Financing prior to the Closing that would not be substantially concurrently or promptly reimbursed by Parent, US Holdings, Merger Sub 1 or Merger Sub 2, (E) execute, deliver or enter into, or perform any agreement, document, certificate or instrument taking effect prior to the Closing with respect to the Debt Financing (other than with respect to representation letters, CFO certificates and authorization letters) and the directors, members, general partners and managers (and any equivalent governing body) of the Company or its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments taking effect prior to the Closing (except to the extent solely with respect to any continuing directors in such directors’ capacities from and after the Closing) pursuant to which the Debt Financing is obtained (including, but not limited to, any credit or other agreements, pledge or security documents, or other certificates) (other than, to the extent such resolutions are necessary to authorize the entry into any representation letters, CFO certificates or authorization letters), (F) provide any legal opinion or any information that would result in a violation of applicable Law or loss of attorney-client privilege; provided that the Company or its Subsidiaries shall notify Parent that such information is being withheld on such ground and, to the extent reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or any Financing Source, shall use reasonable best efforts to devise an alternative means to disclose any information being withheld or the substance thereof without breach of such applicable Law or privilege, (G) encumber any of the assets of the Company or its Subsidiaries or otherwise be an issuer, guarantor or other obligor with respect to the Debt Financing, in each case of this clause (G), prior to Closing, (H) take any action that would cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability in their capacity as such, (I) prepare any financial statements or information that are not prepared in the ordinary course of its financial reporting practice, in each case, except with respect to the Required Financial Information or (J) take any action that would violate the Organizational Documents of the Company or any of its Subsidiaries (in each case, to the extent not entered into in contravention of the terms of this clause (J)) or any applicable Law.
(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its Subsidiaries, their business and products or the Mergers or related transactions (including, without limitation, in connection with any marketing materials related to the Debt Financing).
(e) Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall reimburse the Company, whether or not the Transactions are consummated or this Agreement is terminated in accordance with its terms and upon reasonable written demand for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented out-of-pocket outside attorneys’ and accountants’ fees), but in any case, other than (i) fees, costs and expenses incurred in connection with the preparation of financial statements to the extent prepared in the ordinary course of its financial reporting practice (which practice shall not be able to be changed in an effort to avoid exclusion from reimbursement hereunder), (ii) any ordinary course amounts payable to employees, agents, advisors or other Representatives of the Company or its Subsidiaries with respect to services provided prior to the Closing, (iii) any amounts incurred in connection with the repayment, redemption or satisfaction and discharge of Payoff Credit Facility Indebtedness on the Closing Date or the Payoff Letters and (iv) any other ordinary course amounts that would have been incurred in connection with the Transactions contemplated hereby (regardless of any debt financing established in connection herewith) incurred by the Company or any of its Subsidiaries or any of its or their respective Representatives in connection with the cooperation of the Company, its Subsidiaries and its and their respective Representatives contemplated by this Section 6.20 and shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives (collectively, the “Financing Indemnitees”) from and against any and all costs, expenses, losses, damages, judgments, fines, claims, penalties and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing (including any Alternative Financing), in each case, other than to the extent any such costs, expenses, losses, damages, judgments, fines, claims, penalties and liabilities arise (A) in connection with written information provided by or on behalf of any such Financing Indemnitees, (B) as a result of bad faith, willful misconduct, fraud or gross negligence of any such Financing Indemnitees (including gross negligence resulting in a material breach of this Agreement) or (C) as a result of any Willful and Material Breach of this Agreement by any such Financing Indemnitees. Notwithstanding anything to the contrary in this Agreement, this Section 6.20(e) shall survive the consummation of the Mergers and the Closing and any termination of this Agreement. Anything to the contrary in this
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Section 6.20 or Section 7.2 notwithstanding, the condition set forth in Section 7.2(b), as it applies to the obligations of the Company under this Section 6.20, will be deemed to be satisfied unless the Debt Financing is not obtained and the Company’s Willful and Material Breach, if any, of its obligations under Section 6.20 was the primary or a principal cause of the failure of the Debt Financing to be obtained.
Section 6.21 Company Director Resignations. The Company shall obtain and deliver to Parent at or prior to the First Merger Effective Time the resignation of each director of the Company who is not continuing as a director of the Surviving Corporation following the First Merger Effective Time.
ARTICLE VII
CONDITIONS PRECEDENT
Section 7.1 Conditions to Each Party’s Obligation to Consummate the Mergers. The respective obligation of each Party to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:
(a) Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Shareholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.
(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, the Competition Act Approval shall have been obtained and remain in effect, and the consents required under the Antitrust Laws overseen by the relevant Governmental Entity of the jurisdictions set forth on Schedule 7.1(b) of the Parent Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated. For the avoidance of doubt, the receipt of a pre-consummation letter from the FTC or the DOJ in substantially similar form to that set forth in the FTC’s blog post dated August 3, 2021 by a Party shall not be a basis for concluding that this or any other closing condition is not satisfied.
(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers or the other Transactions contemplated by this Agreement, and no Law shall have been enacted after the date of this Agreement that makes consummation of the Mergers or the other Transactions contemplated by this Agreement illegal or otherwise prohibited.
(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.
(e) NYSE and TSX Listing. The Parent Common Shares to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance and the TSX, subject to customary listing requirements.
Section 7.2 Additional Conditions to Obligations of Parent, US Holdings, Merger Sub 1 and Merger Sub 2. The obligations of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.2(a), (b) and (d) (Capital Structure) and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 4.2(a), (b) and (d) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) the first sentence of Section 4.1 (Organization, Standing and Power), all other representations and warranties of the Company set forth in Section 4.2 (Capital Structure) (other than Section 4.2(f)), Section 4.3(a) and (b)(i) (Authority; No Violations; Consents and Approvals) Section 4.21 (Opinion of Financial Advisor) and Section 4.22 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that representations and warranties that
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speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in ARTICLE IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the First Merger Effective Time.
(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.
(d) Officer’s Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties of Parent, US Holdings, Merger Sub 1 and Merger Sub 2. (i) The representations and warranties of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 set forth in Section 5.2(a), (b) and (c) (Capital Structure) and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 5.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all representations and warranties of Parent set forth in the first sentence of Section 5.1 (Organization, Standing and Power), all other representations and warranties of Parent set forth in Section 5.2 (Capital Structure) (other than Section 5.2(e)), Section 5.3(a) (Authority; No Violations; Consents and Approvals), Section 5.19 (Opinion of Financial Advisor) and Section 5.20 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 set forth in ARTICLE V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Performance of Obligations of Parent, US Holdings, Merger Sub 1 and Merger Sub 2. Parent, US Holdings, Merger Sub 1 and Merger Sub 2 each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Merger Effective Time.
(c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.
(d) Officer’s Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.
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(e) Closing Tax Opinion. The Company shall have received the opinion of Tax Counsel, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (i) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Mergers will not result in gain recognition pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the First Merger Effective Time (other than any Excepted Shareholder). In connection with rendering such opinion, Tax Counsel shall be entitled to receive and may rely on the Parent Tax Certificate and the Company Tax Certificate.
Section 7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE VIII
TERMINATION
Section 8.1 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the First Merger Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained:
(a) by mutual written consent of the Company and Parent;
(b) by either the Company or Parent:
(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other similar binding action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers or permanently preventing the satisfaction of the conditions to each Party’s obligation to consummate the Mergers as set forth in Section 7.1(b) or Section 7.1(c), and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be any Law enacted after the date of this Agreement that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party (A) whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring or (B) that failed to comply with its obligations under this Agreement to prevent the entry of or remove such order, decree, ruling, injunction or Law in any material respect;
(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. New York City time, on August 7, 2023 (the “Outside Date”); provided, however, that (A) if the Marketing Period shall have commenced but not been completed by the date that is four (4) Business Days prior to such date, the Outside Date shall be extended to 5:00 p.m. New York City time on the fourth (4th) Business Day following the final day of the Marketing Period and (B) the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Mergers to occur on or before such date;
(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) (in the case of a termination by Parent) or Section 7.3(a) or Section 7.3(b) (in the case of a termination by the Company), as applicable, if it was continuing as of the Closing (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;
(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held the Company Stockholders Meeting, or (B) the Parent Shareholder Approval shall not have been obtained upon a vote at a duly held Parent Shareholders Meeting; provided that the right to terminate this
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Agreement under this Section 8.1(b)(iv) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Company Stockholder Approval or Parent Shareholder Approval, as applicable, to be obtained;
(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained in the case of clause (i) or the Parent Shareholder Approval is obtained in the case of clause (ii), if:
(i) the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or
(ii) (A) Parent has received a Parent Superior Proposal after the date of this Agreement, (B) the Parent Board or a committee thereof has authorized Parent to enter into a definitive Parent Alternative Acquisition Agreement to consummate the transaction contemplated by that Parent Superior Proposal following the procedures set forth in Section 6.4(d)(iii) (and immediately following such termination, Parent enters into such definitive Parent Alternative Acquisition Agreement), (C) Parent has complied in all material respects with the terms of Section 6.4(d)(iii) with respect to such Parent Superior Proposal, and (D) concurrently with (and as a condition to) such termination Parent pays the Company the Termination Amount in accordance with Section 8.3;
(d) by the Company, prior to, but not after, the time the Parent Shareholder Approval is obtained in the case of the clause (i) or the Company Stockholder Approval is obtained in the case of clause (ii), if:
(i) the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement); or
(ii) (A) the Company has received a Company Superior Proposal after the date of this Agreement, (B) the Company Board or a committee thereof has authorized the Company to enter into a definitive Company Alternative Acquisition Agreement to consummate the transaction contemplated by that Company Superior Proposal following the procedures set forth in Section 6.3(e)(iii) (and immediately following such termination, the Company enters into such definitive Company Alternative Acquisition Agreement), (C) the Company has complied in all material respects with the terms of Section 6.3(e)(iii) with respect to such Company Superior Proposal, and (D) concurrently with (and as a condition to) such termination the Company pays Parent the Termination Amount in accordance with Section 8.3.
Section 8.2 Notice of Termination; Effect of Termination.
(a) Other than in the case of a termination pursuant to Section 8.1(a), a terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.
(b) In the event of the valid termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party, its Affiliates or any of its or their respective former, current or future directors, officers, stockholders or Representatives, except with respect to this Section 8.2, Section 6.7(b), Section 6.20(e), Section 8.3 and ARTICLE I and ARTICLE IX (and the provisions that substantively define any related defined terms not substantively defined in ARTICLE I), which will survive such termination; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.
Section 8.3 Expenses and Other Payments.
(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act and the Competition Act, applications, filings or notices in the jurisdictions set forth on Schedule 7.1(b) of the Parent Disclosure Letter, and the Registration Statement in connection with the Mergers shall be borne equally by Parent and the Company.
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(b) If Parent terminates this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation), then the Company shall pay Parent the Termination Amount in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after such termination of this Agreement.
(c) If Parent terminates this Agreement pursuant to Section 8.1(c)(ii) (Parent Superior Proposal), then Parent shall pay the Company the Termination Amount in cash by wire transfer of immediately available funds to an account designated by the Company concurrently with such termination of this Agreement.
(d) If the Company terminates this Agreement pursuant to Section 8.1(d)(i), (Parent Change of Recommendation), then Parent shall pay the Company the Termination Amount in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after such termination of this Agreement.
(e) If the Company terminates this Agreement pursuant to Section 8.1(d)(ii) (Company Superior Proposal), then the Company shall pay Parent the Termination Amount in cash by wire transfer of immediately available funds to an account designated by Parent concurrently with such termination of this Agreement.
(f) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain the Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (the Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (the Company Terminable Breach), in each case as a result of a breach by the Company of any covenant of the Company in ARTICLE VI, and following the execution of this Agreement and before the date of any such termination, a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company (A) enters into a definitive agreement with the party making such Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal from such party), or (B) consummates a transaction with respect to any Company Competing Proposal, then the Company shall pay Parent the Termination Amount within three (3) Business Days after the earlier to occur of (x) the consummation of such Company Competing Proposal and (y) entering into a definitive agreement with the party making a Company Competing Proposal prior to such termination of this Agreement (or publicly approving, recommending or not opposing such tender or exchange offer). For purposes of this Section 8.3(f), any reference in the definition of the Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.
(g) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Parent Shareholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach), in each case as a result of a breach by Parent of any covenant of Parent in ARTICLE VI, and following the execution of this Agreement and before the date of any such termination, a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, (A) Parent enters into a definitive agreement with the party making such Parent Competing Proposal (or publicly approves or recommends to the shareholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal from such party), or (B) consummates a transaction with respect to any Parent Competing Proposal, then Parent shall pay the Company the Termination Amount within three (3) Business Days after the earlier to occur of (x) the consummation of such Parent Competing Proposal and (y) entering into a definitive agreement with the party making such Parent Competing
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Proposal prior to such termination of this Agreement (or publicly approving, recommending or not opposing such tender or exchange offer). For purposes of this Section 8.3(g), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.
(h) In no event shall Parent or the Company, respectively, be entitled to receive more than one payment of the Termination Amount. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that (i) any Termination Amount payable by a Party pursuant to this Section 8.3 shall be in consideration for the disposition of the other Party’s rights under this Agreement, and (ii) without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on the unpaid amount at an annual rate equal the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent, US Holdings, Merger Sub 1 and Merger Sub 2, their Affiliates and any of their respective former, current or future directors, officers, stockholders or Representatives for any costs, expenses, losses, damages, judgments, fines, claims, penalties or liabilities suffered as a result of the failure of any of the Transactions, including the Mergers, to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation set forth in this Agreement (in which case only Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Parent, US Holdings, Merger Sub 1, Merger Sub 2, their Affiliates or any of their respective former, current or future directors, officers, stockholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation set forth in this Agreement; and (ii) Parent, US Holdings, Merger Sub 1 and Merger Sub 2 against the Company and its Affiliates and any of their respective former, current or future directors, officers, stockholders or Representatives for any costs, expenses, losses, damages, judgments, fines, claims, penalties or liabilities suffered as a result of the failure of any of the Transactions, including the Mergers, to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Affiliates or any of their respective former, current or future directors, officers, stockholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation set forth in this Agreement.
ARTICLE IX
GENERAL PROVISIONS
Section 9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.
Section 9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that this Section 9.2 shall not limit any covenant or agreement of the Parties which by its express terms contemplates performance after the First Merger Effective Time, which shall survive to the extent expressly provided for herein.
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Section 9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person (upon receipt), (b) if transmitted by electronic mail (“e-mail”) (upon transmission, provided that no transmission error is received) or (c) if transmitted by national overnight courier (upon receipt of proof of delivery), in each case as addressed as follows:
(i)	if to Parent, US Holdings, Merger Sub 1 or Merger Sub 2, to:

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway Burnaby, BC V5J 0C6
	Attention:	Ann Fandozzi Darren Watt
	E-mail:	***************** *****************

with a required copy to (which copy shall not constitute notice):

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210

	Attention:	Stuart M. Cable Lisa R. Haddad Mark S. Opper Jean A. Lee

	E-mail:	***************** ***************** ***************** *****************

and a required copy to (which copy shall not constitute notice):

McCarthy Tétrault LLP Suite 2400 745 Thurlow Street Vancouver, BC V6E 0C5
	Attention:	David Frost
	E-mail:	*****************

(ii)	if to the Company, to:

IAA, Inc. Two Westbrook Corporate Center, Suite 500 Westchester, IL 60154
	Attention:	John Kett Sidney Peryar
	E-mail:	***************** *****************

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with a required copy to (which copy shall not constitute notice):

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
Attention:	Jamie Leigh John-Paul Motley Ian Nussbaum Bill Roegge
E-mail:	***************** ***************** ***************** *****************

and a required copy to (which copy shall not constitute notice):

Blake, Cassels & Graydon LLP 199 Bay Street, Suite 400, Commerce Court West Toronto, Ontario, M5L 1A9

Attention:	Geoffrey S. Belsher Susan Tomaine
E-mail:	***************** *****************
From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 9.3.
Section 9.4 Rules of Construction.
(a) Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.
(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.
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(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent or the Company, as applicable, prior to the date of this Agreement), (ii) any Governmental Entity include any successor to that Governmental Entity, (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section, (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded; and, other than in the case of any action required to be performed within a specified number of hours, if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day, and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC or the Canadian Securities Regulatory Authorities and available on EDGAR or SEDAR, as applicable or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its Representatives, in each case, prior to the date of execution of this Agreement.
Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
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Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) ARTICLE III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the First Merger Effective Time, (b) Section 6.10 (which from and after the First Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the First Merger Effective Time, (c) Section 2.7 (which from and after the First Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Company Designees) and (d) Section 6.20(e) (which is intended for the benefit of, and shall be enforceable by, the Financing Indemnitees), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that, in the event that this Agreement is validly terminated prior to the occurrence of the Closing and as a result of a Willful and Material Breach of this Agreement by Parent, US Holdings, Merger Sub 1 or Merger Sub 2, each holder of Company Common Stock will be deemed to be a third-party beneficiary of this Agreement solely for purposes of determining damages with respect to such Willful and Material Breach under this Agreement, but the right to enforce any such breach will be solely a right of the Company (and not of any such holder) and will be exercised by the Company in its sole and absolute discretion. Notwithstanding anything herein to the contrary, the Financing Sources shall be express and intended third party beneficiaries of this last sentence of this Section 9.6, Section 9.7(c), the last sentence of Section 9.11, and Section 9.13 and shall have the right to rely upon and directly enforce such provisions to the same extent as if the Financing Sources were parties hereto.
Section 9.7 Governing Law; Venue; Waiver of Jury Trial.
(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE (THE “CHOSEN COURTS”) SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT ANY CLAIM THAT (1) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE CHOSEN COURTS, (2) SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE CHOSEN COURTS, (3) VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY THE CHOSEN COURTS, (4) CHOSEN COURTS REPRESENT AN INCONVENIENT FORUM AND (5) IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM THE JURISDICTION OF ANY CHOSEN COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE). THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY THE CHOSEN COURTS IN ACCORDANCE WITH THIS SECTION 9.7(b). THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH CHOSEN COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF
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SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER, ANY OTHER DEFINITIVE DOCUMENTATION IN RESPECT OF THE DEBT FINANCING, OR THE TRANSACTIONS, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.
Section 9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.
Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void; provided that Merger Sub 1, Merger Sub 2, US Holdings, Parent and their respective Affiliates shall have the right to assign, without such consent, Merger Sub 1’s, Merger Sub 2’s, US Holdings’ and Parent’s rights and obligations hereunder in whole or in part to the extent necessary for, and limited to, collateral security purposes to any existing or future lender or group thereof (including any Financing Sources) (including any agent, trustee or other representative acting on their behalf) providing financing to Merger Sub 1, US Holdings, Parent and/or any of their Affiliates, but in such event, Parent, US Holdings, Merger Sub 1 and Merger Sub 2 shall remain obligated hereunder in the same manner as if such assignment had not been effected.
Section 9.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the valid termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party further agrees: (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants
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and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 9.11 Amendment. This Agreement may be amended by the Parties at any time before or after adoption and approval of this Agreement by the stockholders of the Company or the shareholders of Parent, but, after any such adoption and approval, no amendment shall be made which by Law or applicable stock exchange requirement would require the further approval by such stockholders or shareholders, as applicable, without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Notwithstanding anything to the contrary contained in this Agreement, the last sentence of Section 9.6, Section 9.7(c), the last sentence of this Section 9.11 and Section 9.13 and any related definitions (solely as used in such Sections, but not in any other provision) may not be amended, supplemented, modified or waived in a manner that is materially adverse to the Financing Sources without the prior written consent of such Person(s).
Section 9.12 Extension; Waiver. At any time prior to the First Merger Effective Time, the Company and Parent may, to the extent legally allowed:
(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;
(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or
(c) waive compliance with any of the agreements or conditions of the other Party contained herein.
Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
Section 9.13 Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of their Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or any other agreement or document relating to the Debt Financing, (c) agrees not to bring or support or permit the Company or any of its Subsidiaries or their Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter and any fee letters relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries and their controlled Affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 9.3, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (g) agrees that none of the Financing Sources will have any liability to the Company,
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its Subsidiaries or any of their Affiliates or Representatives (in each case, other than Parent, US Holdings, Merger Sub 1, Merger Sub 2 and any of their respective Affiliates) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and any fee letters relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise. Notwithstanding the foregoing, nothing in this shall in any way limit or modify the rights and obligations of any Financing Source’s obligations to Parent, US Holdings, Merger Sub 1, Merger Sub 2 and any of their respective Affiliates under the Debt Commitment Letter or any definitive agreement with respect to the Debt Financing (it being understood that following the Closing Date, nothing in this Section 9.13 shall limit the rights of any of the parties to any definitive agreement with respect to the Debt Financing). No Financing Source shall be subject to any special, indirect, consequential or punitive damages (including, without limitation any loss of profits, business or anticipated savings).
Section 9.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto. Except to the extent a named party to this Agreement, no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, the Company, US Holdings, Merger Sub 1 or Merger Sub 2 under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.
[Signature Page Follows]
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IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.
RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ Ann Fandozzi
Name:	Ann Fandozzi
Title:	Chief Executive Director

RITCHIE BROS. HOLDINGS INC.

By:	/s/ Kari Taylor
Name:	Kari Taylor
Title:	President

IMPALA MERGER SUB I, LLC

By:	/s/ Eric Jacobs
Name:	Eric Jacobs
Title:	President

IMPALA MERGER SUB II, LLC

By:	/s/ Eric Jacobs
Name:	Eric Jacobs
Title:	President
Signature Page to Agreement and Plan of Merger and Reorganization
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IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.
IAA, INC.

By:	/s/ John Kett
Name:	John Kett
Title:	Chief Executive Officer and President
Signature Page to Agreement and Plan of Merger and Reorganization
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ANNEX A

Certain Definitions
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Antitrust Laws” means the HSR Act, the Clayton Act, the Sherman Antitrust Act, the Federal Trade Commission Act and any other national (including federal), supranational or regulatory Law designed to prohibit, restrict or regulate actions for the purpose or effect of lessening or preventing competition, monopolization, restraining trade or abusing a dominant position.
“ARC” means an advance ruling certificate pursuant to Section 102 of the Competition Act.
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Business Day” means a day other than a Saturday, Sunday or a day on which banks in the State of New York are authorized or obligated to be closed.
“Canadian Securities Laws” means the Securities Act (British Columbia) and all other applicable securities laws of each of the provinces of Canada, the respective regulations and rules made or forms prescribed under such securities laws, together with all applicable and legally enforceable published policy statements, blanket orders, rulings and notices of the securities commission or similar regulatory authority in each such jurisdiction, and the rules and policies of the TSX.
“Canadian Securities Regulatory Authorities” means each securities commission or similar regulatory authority in each of the provinces of Canada and the TSX.
“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee.
“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation (contingent or otherwise, including by reason of being an ERISA Affiliate).
“Company Competing Proposal” means any proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of the Company’s and its Subsidiaries’ consolidated assets (by fair market value) or net revenue for the latest preceding twelve (12) month period for which consolidated financial statements are available, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock and any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock and any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which would result in any Person or group acquiring beneficial ownership of at least 20% of the outstanding common stock and other securities entitled to vote on the election of directors of the entity surviving such transaction.
“Company Credit Facility” means the credit facilities made available under the Credit Agreement, dated as of April 30, 2021, by and among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the several lenders from time to time party thereto, as amended, supplemented or otherwise modified.
“Company ESPP” means the Company’s Employee Stock Purchase Plan.
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“Company Intervening Event” means an Effect that is material to the Company and its Subsidiaries, taken as a whole, that occurs or arises after the date of this Agreement and was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Company Competing Proposal or Parent Competing Proposal, or any matter relating thereto or of consequence thereof,(ii) any changes in the market price or trading volume of the Company’s stock or Parent’s stock or any other securities of the Company or Parent, or the fact that the Company or Parent meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause of any of the foregoing may constitute a Company Intervening Event to the extent not otherwise excluded by this definition) or (iii) any adverse Effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, constitute a Company Intervening Event.
“Company Non-U.S. Benefit Plan” means any Company Benefit Plan that is maintained pursuant to or is subject to the laws of a country other than the United States, excluding any benefit plan mandated or pursuant to which the Company or any of its Subsidiaries is required to contribute, in either case, under applicable Laws.
“Company Owned Intellectual Property” means all Intellectual Property owned by, purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.
“Company Proprietary Software” means all software owned by, purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.
“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.
“Company Superior Proposal” means a bona fide written Company Competing Proposal that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Mergers (after taking into account the time likely to be required to consummate such proposal and any binding adjustments or revisions to the terms of this Agreement offered in writing by Parent in response to such proposal in accordance with Section 6.3(e)(iii)) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board; provided, however, that, for purposes of this definition of “Company Superior Proposal,” any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.
“Competition Act” means the Competition Act (Canada).
“Competition Act Approval” means, in respect of the Transactions, the occurrence of one or more of the following: (i) the issuance of an ARC that has not been rescinded; or (ii) both of (A) the receipt of a No Action Letter, unless such requirement has been waived in writing by Parent, and (B) the expiry or termination of any applicable waiting period under section 123 of the Competition Act or the exemption of the Transactions from Part IX of the Competition Act under section 113(c) of the Competition Act.
“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, clearance, expiration of waiting periods or authorization.
“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).
“COVID-19” means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks, or public health emergencies.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
“Employee Benefit Plan” means (a) an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (b) stock option plans, stock purchase plans, equity-based plans, retention plans,
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profit sharing plans, bonus or incentive plans, plans, programs or arrangements, deferred compensation arrangements or agreements, severance pay agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (a) above and (c) plans or arrangements providing compensation to employee and non-employee directors.
“Encumbrances” means liens, pledges, charges, negative pledges, encumbrances, claims, hypothecation, mortgages, deeds of trust, encroachment, right of way, deed of restriction, bailment (in the nature of a pledge for purposes of security), security interests, restrictions, rights of first refusal or offer, easement, servitude, community or other marital property interest, equitable interest defects in title, transfer restriction or other covenant with respect to such asset (including with respect to voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership), prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).
“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker or human health and safety (as such relate to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.
“Equity Award Exchange Ratio” means the sum of (a) the quotient (rounded to six (6) decimal places) obtained by dividing (i) the Cash Consideration by (ii) the volume weighted average price of Parent Common Shares for the five (5) consecutive Trading Days immediately prior to, but not including, the Closing Date as reported by Bloomberg, L.P. (or, to the extent not reported therein, a comparable financial reporting service) and (b) the Exchange Ratio.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” of any Person means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Person.
“Excepted Shareholder” means any stockholder of the Company that would be a “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations § 1.367(a)-3(c)(5)(ii) following the Mergers that does not enter into a valid gain recognition agreement in accordance with Treasury Regulations § 1.367(a)-8 and comply with that agreement and any other requirements of Treasury Regulations § 1.367(a)-8 for avoiding the recognition of gain.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exercise Date” shall have the meaning set forth in the Company ESPP.
“Financing Sources” means the agents, arrangers, lenders and/or any other Persons (other than Parent, US Holdings, Merger Sub 1 and Merger Sub 2) that have committed to provide, or have otherwise entered into agreements in connection with, the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling Persons, agents and representatives of the foregoing, and their respective successors and assigns.
“Foreign Investment Law” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions by Persons to acquire interests in or control over domestic equities, securities, entities, assets, land or interests to address national security or public order or similar policy goals.
“Former Impala Parent” means, collectively, KAR Auction Services, Inc., a Delaware corporation, and any of its Subsidiaries.
“fraud” means intentional common law fraud under the Laws of the State of Delaware with respect to the representations and warranties set forth in this Agreement or any certificate delivered pursuant to this Agreement.
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“Governmental Entity” means any federal, state, provincial, national, tribal, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.
“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law and (b) radioactive materials, crude oil or any fraction thereof, petroleum, petroleum based products or byproducts, medical or infectious waste, asbestos, asbestos-containing materials, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, polychlorinated biphenyls, toxic mold or mycotoxins, radon and per- or polyfluoroalkyl substances.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of such Person evidenced by bonds, notes or debentures, (c) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, (d) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person, (e) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, (f) net cash payment obligations of such Person in respect of interest rate and currency obligation swaps and hedge arrangements, in each case, calculated as if the applicable swap or hedging arrangement was terminated at the date of determination and (g) indebtedness of others as described in clauses (a) through (f) above guaranteed by such Person; but Indebtedness does not include (i) accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.
“Indenture” means that certain Indenture, dated as of June 6, 2019, by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Trustee”), relating to the Company’s 5.500% Senior Notes due 2027 (the “Senior Notes”), as such Indenture may be amended, supplemented or otherwise modified.
“Intellectual Property” means any and all, in any jurisdiction throughout the world: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof (collectively, “Patents”), (b) registered and unregistered trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, corporate names, packaging design, slogans, domain names, symbols, logos, trade dress and other identifiers of source, origin or quality, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby) (collectively, “Marks”), (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto (including all computer programs, manuals and other documentation, compilations, and all derivatives, translations, adaptations and combinations of the above), together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”), (d) trade secrets and other intellectual property rights in confidential or proprietary information (including know-how, designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable, and business, financial, sales and marketing plans) (collectively, “Trade Secrets”), (e) internet domain names and URLs (“Domain Names”), (f) rights of attribution and integrity and other moral rights of an author and (g) any and all other intellectual property, industrial or proprietary rights, in any jurisdiction throughout the world, whether statutory, common law or otherwise.
“IT Assets” means all computers, software, hardware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, platforms and cloud services (including software as a service, platform as a service and infrastructure as a service) and all other computer, telecommunications, information technology systems, assets and equipment, and all associated documentation.
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“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.
“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.
“Law” means any law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.
“Malicious Code” means any disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, security vulnerabilities (as such terms are commonly understood in the software industry) or other Software routines or hardware components that (i) enable or assist any Person to access without authorization or disable or erase any IT Assets or (ii) otherwise significantly adversely affect the functionality of any IT Assets.
“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement commencing on the date that is the latest of: (a) ten (10) calendar days following Parent, US Holdings, Merger Sub 1 and Merger Sub 2 having been provided the Required Financial Information (it being understood that the delivery of newly available financial statements in accordance with clauses (a) or (b) of the definition of Required Financial Information will terminate the Marketing Period until such period is restarted in accordance with this definition), (b) the date that the conditions set forth in Section 7.1(b) have been satisfied and (c) the date that the Joint Proxy Statement has been filed in definitive form with the SEC by the Company; provided that (i) November 24, 2022 and November 25, 2022 shall not be considered Business Days for purposes of calculating such Marketing Period (provided that such exclusion shall not restart such period), (ii) if the conditions set forth in clauses (a), (b) and (c) above have been satisfied on or before January 3, 2023, the Marketing Period shall commence on January 4, 2023, (iii) anything to the contrary in this definition notwithstanding, if the conditions set forth in clauses (a), (b) and (c) have been satisfied at any time on or after January 4, 2023 and on or prior to January 19, 2023, the Marketing Period shall be commenced such that the Marketing Period shall end on or before February 10, 2023, (iv) the Marketing Period shall be deemed to have been complied with and automatically end on any earlier date on which the Debt Financing is consummated and Parent or its direct or indirect Subsidiary shall have obtained all of the net proceeds contemplated thereby (including if all or a portion of such net proceeds shall have been deposited into escrow) and (v) the Marketing Period shall be deemed not to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, (A) the Company’s or any of its Subsidiaries’ independent auditor shall have withdrawn its audit opinion with respect to the most recent annual audited financial statements constituting Required Financial Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such auditor or another independent public accounting firm of recognized national standing, (B) the Company or any of its Subsidiaries shall have announced, or the board of directors of the Company or any of its Subsidiaries shall have determined, that a restatement of any historical financial information constituting all or a portion of the Required Financial Information is required or is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Financial Information has been amended to reflect such restatement or Parent or the Company Board subsequently concludes that no restatement shall be required in accordance with GAAP, (C) the Required Financial Information, when taken as a whole, contains any untrue or incomplete statement of a material fact or omits to state any fact necessary in order to make the statements contained in the Required Financial Information not materially misleading in light of the circumstances under which such statements are made, in which case the Marketing Period shall not be deemed to commence unless and until such Required Financial Information has been updated or supplemented so that there is no longer any such untrue and incomplete statement of material fact or omission to state any fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) shall not be construed to be a material misstatement or omission), or (D) the financial statements in the Required Financial Information are not sufficient to permit the Company’s and its Subsidiaries’ independent public accountants to issue a customary “comfort” letter to the Financing Sources, including as to negative assurance and change period comfort, in order to consummate a “Rule 144A for life” offering of
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non-convertible high yield debt securities on any day during the Marketing Period. If at any time the Company shall reasonably believe that it has provided the Required Financial Information and that the Marketing Period has commenced, the Company may deliver to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (A) through (D) above, the Marketing Period will be deemed to have commenced on the date of such notice, unless Parent, US Holdings, Merger Sub 1 or Merger Sub 2 in good faith reasonably believes the Marketing Period has not commenced and, within 48 hours after the delivery of such written notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity why Parent, US Holdings, Merger Sub 1 or Merger Sub 2, as applicable, believes the Marketing Period has not commenced). For the avoidance of doubt, if the Marketing Period is terminated in accordance with this definition, the Marketing Period will restart as soon as the conditions to the commencement of the Marketing Period have again been satisfied.
“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development (each, an “Effect”) that, by itself or when aggregated or taken together with any and all other Effects, has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:
(i) general economic conditions (or changes in such conditions) or conditions in the U.S., Canada or any other country or region in the world or global economies generally or conditions (or changes in such conditions) generally affecting the industry in which the Company and its Subsidiaries operate;
(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates, changes in inflation rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities generally on any securities exchange or over-the-counter market;
(iii) political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, hostilities, civil or political unrest, sabotage, cyber-intrusion or terrorism (including any escalation or general worsening of any such acts of war, sabotage, cyber-intrusion or terrorism);
(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters or weather conditions (including any general worsening of any of the foregoing);
(v) the announcement of this Agreement (whether or not authorized by the Parties, including any pre-signing reports relating to the Transactions) or the pendency or consummation of the Transactions or the identity of, or any facts or circumstances relating to, the other Party or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Party or any of its Subsidiaries with Governmental Entities, customers, suppliers, vendors, partners, officers, employees or other material business relations (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);
(vi) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by the other Party or expressly required by this Agreement (provided that this clause (vi) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery or compliance with the terms of this Agreement);
(vii) changes (or proposed changes) in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;
(viii) any changes in such Party’s stock price or the trading volume of such Party’s stock (or any other securities of such Party), or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or
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any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof); or
(ix) any Transaction Litigation; except to the extent any such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)–(iv) and (vii) disproportionately and adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the same industry as such Party and its Subsidiaries (in which case, only the incremental disproportionate adverse impact of such Effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur).
“No Action Letter” means written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Transactions.
“NYSE” means the New York Stock Exchange.
“Open Source Software” means any software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind or (iv) redistributable at no charge, including without limitation any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.
“Option Period” shall have the meaning set forth in the Company ESPP.
“Ordinary Course Licenses” means licenses to Intellectual Property contained in (a) a Party’s standard terms of use or terms of service, license or service agreements, in each case, with respect to its own products and services, (b) confidentiality agreements, (c) agreements with a Party’s employees and independent contractors, (d) agreements with a Party’s distributors, resellers, or sales representatives and (e) agreements for generally commercially available software and hosted services; in each case that are non-exclusive, and granted in the ordinary course of business consistent with past practice.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof or (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“other Party” means (a) Parent, US Holdings, Merger Sub 1 and Merger Sub 2 when used with respect to the Company, and (b) the Company when used with respect to Parent, US Holdings, Merger Sub 1 or Merger Sub 2.
“Pandemic Response Law” means any financial assistance program implemented by any Governmental Entity in connection with or in response to COVID-19 (including, for the avoidance of doubt, the interpretation or administration thereof by any Governmental Entity charged with the enforcement, interpretation or administration thereof), including the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) (Mar. 27, 2020), and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) and any amendment of, or subsequent guidance issued in respect of, those Laws, and any other similar or additional federal, state, local, or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to COVID-19 and the associated economic downturn.
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“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has or may have any liability or obligation (contingent or otherwise, including by reason of being an ERISA Affiliate).
“Parent Competing Proposal” means any proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Parent’s and its Subsidiaries’ consolidated assets (by fair market value) or net revenue for the latest preceding twelve (12) month period for which consolidated financial statements are available, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding Parent Common Shares and any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Parent Common Shares and any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, plan of arrangement, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which would result in any Person or group acquiring beneficial ownership of at least 20% of the outstanding Parent Common Shares and other securities entitled to vote on the election of directors of the entity surviving such transaction.
“Parent Credit Facility” means the credit facilities made available under the Credit Agreement, dated as of October 17, 2016, by and among Parent and certain Subsidiaries of Parent, as borrowers, certain Subsidiaries of Parent as guarantors, Bank of America, N.A., Royal Bank of Canada and the other lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified.
“Parent DSU Awards” means any deferred share units granted under the Parent Equity Plans.
“Parent Equity Plans” means, collectively, the Parent’s Employee Performance Share Unit Plan (March 2015), Parent’s Senior Executive Performance Share Unit Plan (March 2015), Parent’s Amended and Restated Employee Restricted Share Unit Plan, Parent’s Amended and Restated Senior Executive Restricted Share Unit Plan, and Parent’s Amended and Restated Stock Option Plan.
“Parent ESPP” means Parent’s Employee Stock Purchase Plan.
“Parent Intervening Event” means an Effect that is material to Parent and its Subsidiaries, taken as a whole, that occurs or arises after the date of this Agreement and was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Parent Competing Proposal or a Company Competing Proposal, or any matter relating thereto or of consequence thereof, (ii) any changes in the market price or trading volume of Parent’s stock or the Company’s stock or any other securities of Parent or the Company, or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause of any of the foregoing may constitute a Parent Intervening Event to the extent not otherwise excluded by this definition) or (iii) any adverse Effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, constitute a Parent Intervening Event.
“Parent Option Awards” means any options to purchase Parent Common Shares granted under the Parent Equity Plans.
“Parent Owned Intellectual Property” means all Intellectual Property owned by, purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries.
“Parent Proprietary Software” means all owned by, purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries.
“Parent PSU Awards” means any restricted stock units granted under the Parent Equity Plans that are subject to performance-based vesting.
“Parent RSU Awards” means any restricted stock units granted under the Parent Equity Plans that are subject to time-based vesting.
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“Parent Shareholder Approval” means the approval of the Parent Share Issuance by the affirmative vote of a majority of the votes cast by holders of outstanding Parent Common Shares represented in person or by proxy and entitled to vote thereon at the Parent Shareholders Meeting in accordance with the rules and regulations of the NYSE and the TSX, the Organizational Documents of Parent and applicable Law, including Canadian Securities Laws.
“Parent Shareholder Rights Agreement” means the Amended and Restated Shareholder Rights Plan Agreement, dated as of February 28, 2019, between Parent and Computershare Investor Services, Inc., as Rights Agent.
“Parent Superior Proposal” means a bona fide written Parent Competing Proposal that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, (i) if consummated, would result in a transaction more favorable to holders of Parent Common Shares from a financial point of view than the Mergers (after taking into account the time likely to be required to consummate such proposal and any binding adjustments or revisions to the terms of this Agreement offered by the Company in writing in response to such proposal in accordance with Section 6.4(d)(iii)) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board; provided, however, that, for purposes of this definition of “Parent Superior Proposal,” any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.
“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.
“Payoff Credit Facility Indebtedness” means all Indebtedness of the Company and its Subsidiaries on the Closing Date outstanding under the Company Credit Facility.
“Permitted Encumbrances” means: (a) Encumbrances disclosed in Schedule 1.1 of the Company Disclosure Letter, (b) Encumbrances for Taxes, assessments, utilities or other governmental charges or levies that are (i) not yet due and payable (or are due and payable without penalty and without any Encumbrance arising with respect thereto) or (ii) being contested in good faith and for which adequate reserves have been established to the extent required by GAAP, (c) the interests of lessors and sublessors of any leased real properties and other statutory Encumbrances in favor of lessors and sublessors with respect to any leased real properties, (d) easements, rights of way and other imperfections of title or encumbrances with respect to real property that do not materially interfere with the present use or occupancy of, or materially detract from the value of, such real property in the operation of the Company and its Subsidiaries conducted thereon, (e) requirements and restrictions of zoning, building and other laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property of the operation of the Company and its Subsidiaries thereon, (f) Encumbrances incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (g) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances with respect to such real property arising or incurred in the ordinary course of business which are not due and payable, and that do not materially interfere with the present use of, or materially detract from the value of, the real property related thereto, (h) licenses and sublicenses of Intellectual Property granted in the ordinary course of business, (i) any Encumbrances that would be discharged or released at or prior to the Closing, (j) Encumbrances provided by operation of law that do not materially detract from the value or ordinary use of the assets or property covered by such Encumbrances, (k) Encumbrances incurred in connection with the Parent Credit Facility and (l) any other Encumbrances that do not secure a liquidated amount, have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, materially impact the business operations of the applicable Party and its Subsidiaries, taken as a whole.
“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.
“Personal Information” shall have the meaning, or equivalent meaning, given to it under applicable Privacy Laws.
“Privacy Laws” means any applicable Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and
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any such applicable Law governing privacy, data security, data or security breach notification, any penalties and compliance with any order, including, as and to the extent applicable, the Gramm-Leach-Bliley Act, the California Consumer Privacy Act and other United States state laws concerning privacy, the CAN-SPAM Act, the Telephone Consumer Privacy Act, the European General Data Protection Regulation (the “GDPR”), EU Directive 2002/58/EC and any national Laws or regulations implementing either or both of the GDPR and EU Directive 2002/58/EC (each as amended from time to time), the GDPR in such form as incorporated into the laws of the United Kingdom, the United Kingdom Data Protection Act 2018, and the Privacy and Electronic Communications Regulations 2003, each as amended from time to time
“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.
“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded with any Governmental Entity or other public authority, including registrations and applications for Patents, Marks, Copyrights and Domain Names.
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the indoor or outdoor environment.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.
“Required Financial Information” means (a)(i) the audited consolidated financial statements of the Company and its Subsidiaries for the fiscal years ended January 2, 2022 and December 27, 2020 (including the related notes and financial statement schedules thereto), prepared in accordance with GAAP, including the audited consolidated balance sheet of the Company and its Subsidiaries as of January 2, 2022 and December 27, 2020 and the related audited consolidated statements of income and comprehensive income, statements of equity and cash flows for the three (3) fiscal years then ended and together with the audit opinions of the Company’s independent accountants with respect to such audited financial statements (it being understood that the requirement to deliver such financial statements pursuant to this clause (a)(i) has been satisfied as of the date of this Agreement, but only until (if ever) any of the situations or actions described in clause (v) of the proviso in the definition of “Marketing Period” occurs, in which case, such requirement shall be deemed to not be satisfied until the applicable condition is resolved in accordance with such clause (v)), and (ii) the unaudited consolidated financial statements of the Company and its Subsidiaries for the nine (9) months ended October 2, 2022 and September 26, 2021, prepared in accordance with GAAP, including the unaudited consolidated balance sheet of the Company and its Subsidiaries as of October 2, 2022 and the related unaudited consolidated statements of income and comprehensive income, statements of equity and cash flows for the nine months periods ended October 2, 2022 and September 26, 2021, (b)(i) if the Marketing Period has not been completed on or prior to February 10, 2023, the audited consolidated financial statements of the Company and its Subsidiaries for the fiscal year ended January 1, 2023, prepared in accordance with GAAP, including the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the related audited consolidated statements of income and comprehensive income, statements of equity and cash flows for the fiscal year then ended and together with the audit opinion of the Company’s independent accountants with respect to such audited financial statements, (ii) if the Marketing Period has not been completed on or prior to May 5, 2023, the unaudited consolidated financial statements of the Company and its Subsidiaries for the three (3) months ended April 2, 2023 and April 3, 2022, prepared in accordance with GAAP, including the unaudited consolidated balance sheet of the Company and its Subsidiaries as of April 2, 2023 and the related unaudited consolidated statements of income and comprehensive income, statements of equity and cash flows for the three (3) months periods ended April 2, 2023 and April 3, 2022 and (iii) if the Marketing Period has not been completed on or prior to July 28, 2023, the unaudited consolidated financial statements of the Company and its Subsidiaries for the six (6)-months ended July 2, 2023 and July 3, 2022, prepared in accordance with GAAP, including the unaudited consolidated balance sheet of the Company and its Subsidiaries as of July 2, 2023 and the related unaudited consolidated statements of income and comprehensive income, statements of equity and cash flows for the six months
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periods ended July 2, 2023 and July 3, 2022 and (b) all other financial statements, financial data and other information (including customary preliminary “flash” financial results (which may be unaudited), subject to the following clause (A)(2)) regarding the Company and its Subsidiaries that is reasonably requested by Parent, US Holdings, Merger Sub 1, Merger Sub 2 or any of the Financing Sources and that is of the type and form that is customarily included or required with respect to the acquired company in marketing materials, offering documents or other applicable materials for a “Rule 144A for life” offering of non-convertible high yield debt securities by similarly situated issuers; provided that (A) in no event shall the Required Financial Information be deemed to include or shall the Company otherwise be required to provide (1) pro forma financial statements, pro forma adjustments (including for the Debt Financing, any synergies or cost savings) or projections, (2) preliminary financial results for any period prior to the time that the Company has closed its books for the applicable period, but which period shall not extend beyond forty-five (45) days after any fiscal quarter end or seventy-five days (75) for any fiscal year end, (3) any description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (4) risk factors relating to all or any component of the Debt Financing or (4) subsidiary financial statements or any information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K and (B) the filing of the financial statements on Form 10-K and Form 10-Q within such time periods by the Company will satisfy the requirements set forth in clauses (a) and (b) above, but only until (if ever) any of the situations or actions described in clause (v) of the proviso in the definition of “Marketing Period” occurs, in which case, such requirement shall be deemed to not be satisfied until the applicable condition is resolved in accordance with such clause (v). For the avoidance of doubt, the unaudited financial statements referred to in clause (a)(ii), (b)(ii) and (b)(iii) of this definition will be reviewed by the independent accountants of the Company and its Subsidiaries as provided in the procedures specified by AICPA AU-C Section 930.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“SEDAR” means the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of public companies and investment funds across Canada.
“Significant Subsidiary”, with respect to any Person, has the meaning ascribed to such term in Rule 1-02(w) of Regulation S-X of the SEC.
“Software” means all computer software, applications and software code (in any format, including object code or source code), computer programs, interfaces, firmware, modules, software implementations of algorithms, models and methodologies, databases and compilations of data, whether machine readable or otherwise, and all related documentation and materials.
“Solvent” shall mean, with respect to any Person, that (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.
“Spin” means the distribution of shares of the Company to the shareholders of Former Impala Parent, effective June 28, 2019, pursuant to the Separation and Distribution Agreement, dated as of June 27, 2019, between Former Impala Parent and the Company.
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“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
“Substantiality Test” means the requirements set forth in Treasury Regulations §1.367(a)-3(c)(3)(iii).
“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.
“Tax Act” means the Income Tax Act (Canada).
“Tax Counsel” means Cooley, or, if Cooley is unable or unwilling to provide the Closing Tax Opinion, another nationally recognized Tax counsel reasonably satisfactory to the Company.
“Tax Matters Agreement” means the Tax Matters Agreement dated as of June 27, 2019 between Former Impala Parent and the Company.
“Tax Returns” means any return, report, statement, declaration, claim for refund, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.
“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employer health, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, employment insurance, health insurance and government pension plan premiums or contributions and other assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Governmental Entity.
“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.
“Termination Amount” means $189,000,000.
“Trading Day” means any day on which the Parent Common Shares is listed or quoted and traded on the NYSE.
“Transactions” means the Mergers and the other transactions contemplated by this Agreement, including each other agreement to be executed and delivered in connection herewith and therewith.
“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
“TSX” means the Toronto Stock Exchange.
“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.
“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act required to be taken under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a material breach of this Agreement.
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ANNEX B-1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

IAA, INC.
ARTICLE ONE
The name of the corporation is IAA, Inc. (the “Corporation”).
ARTICLE TWO
The address of the Corporation’s registered office in the State of Delaware is 1209 N. Orange Street, Wilmington, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is Corporation Trust Company.
ARTICLE THREE
The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE FOUR
The total number of shares of stock which the Corporation has authority to issue is one hundred (100) shares of common stock, with a par value of $0.01 per share. Each holder of record of Common Stock shall be entitled to vote at all meetings of the stockholders and shall have one vote for each share held by such holder of record.
ARTICLE FIVE
The Corporation is to have perpetual existence.
ARTICLE SIX
In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter or repeal the by-laws of the Corporation.
ARTICLE SEVEN
Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation. Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.
ARTICLE EIGHT
The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Corporation’s Board of Directors. The right to indemnification conferred by this Article EIGHT shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.
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ARTICLE NINE
The Corporation expressly elects not to be governed by Section 203 of the DGCL.
ARTICLE TEN
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.
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ANNEX B-2

THIRD AMENDED AND RESTATED

BY-LAWS

OF

IAA, INC.

(hereinafter call the “corporation”)

A Delaware corporation
(Adopted as of [•])
ARTICLE I
OFFICES
Section 1 Registered Office. The registered office of the corporation in the State of Delaware shall be located is 1209 N. Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the corporation's registered agent at such address shall be Corporation Trust Company. The registered office and/or registered agent of the corporation may be changed from time to time by action of the board of directors.
Section 2 Other Offices. The corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or the business of the corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
Section 1 Annual Meetings. The annual meeting of stockholders shall be held each year on a date and a time designated by the board of directors. At each annual meeting directors shall be elected and any other proper business may be transacted.
Section 2 Special Meetings. Special meetings of stockholders may be called for any purpose (including, without limitation, the filling of board vacancies and newly created directorships) and may be held at such time and place, within or without the State of Delaware, and/or by means of remote communication, as shall be stated in a written notice of meeting or in a duly executed waiver of notice thereof. Such meetings may be called at any time by the board of directors or the president and shall be called by the president upon the written request of holders of shares entitled to cast not less than a majority of the votes at the meeting, which written request shall state the purpose or purposes of the meeting and shall be delivered to the president. The date, time and place, if any, and/or remote communication, of any special meeting of stockholders shall be determined by the board of directors of the corporation. On such written request, the president shall fix a date and time for such meeting within 10 days after receipt of a request for such meeting in such written request.
Section 3 Place of Meetings. The board of directors may designate any place, either within or without the State of Delaware, and/or by means of remote communication, as the place of meeting for any annual meeting or for any special meeting called by the board of directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the corporation.
Section 4 Notice. Whenever stockholders are required or permitted to take any action at a meeting, written or printed notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting and to each director not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally, by mail, or by a form of electronic transmission consented to by the stockholder to whom the notice is given, by or at the direction of the board of directors, the president or the secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the corporation. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by facsimile
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telecommunication, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (1) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.
Section 5 Stockholders List. The officer who has charge of the stock ledger of the corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, and/or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.
Section 6 Quorum. The holders of a majority of the issued and outstanding shares of capital stock, entitled to vote thereon, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the corporation’s certificate of incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place.
Section 7 Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
Section 8 Vote Required. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law or of the corporation’s certificate of incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.
Section 9 Voting Rights. Except as otherwise provided by the General Corporation Law of the State of Delaware (the “DGCL”) or by the corporation’s certificate of incorporation or any amendments thereto and subject to Section 3 of Article VI hereof, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of common stock held by such stockholder.
Section 10 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest
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in the corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.
Section 11 Action by Written Consent. Unless otherwise provided in the corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the state of Delaware, or the corporation's principal place of business, or an officer or agent of the corporation having custody of the book or books in which proceedings of meetings of the stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested or by reputable overnight courier service. All consents properly delivered in accordance with this section shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days after the earliest dated consent delivered to the corporation as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof.
Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.
Section 12 Action by Facsimile, Email or Other Electronic Transmission Consent. A facsimile, email or other electronic transmission by a stockholder or proxyholder (or by any person authorized to act on such person’s behalf) of a proxy or a written consent to an action to be taken (including the delivery of such a document in the .pdf, .tif, .gif, .peg or similar format attached to an email message) shall be deemed to be written, signed, dated and delivered to the corporation for the purposes of this Article; provided that any such facsimile, email or other electronic transmission sets forth or is delivered with information from which the corporation can determine (A) that the facsimile, email or other electronic transmission was transmitted by the stockholder or proxyholder or by a person authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person transmitted such facsimile, email or other electronic transmission. The date on which such facsimile, email or other electronic transmission is transmitted shall be deemed to be the date on which such consent or proxy was signed. Any such facsimile, email or other electronic transmission of a consent or proxy shall be treated in all respects as an original executed consent or proxy and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of the board of directors or the Secretary of the corporation, each stockholder, proxyholder or other authorized person who delivered a consent or proxy by facsimile, email or other electronic transmission shall re-execute the original form thereof and deliver such original to the corporation at its registered office in the State of Delaware, its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. No consent given by facsimile, email or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.
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ARTICLE III
DIRECTORS
Section 1 General Powers. The business and affairs of the corporation shall be managed by or under the direction of the board of directors.
Section 2 Number, Election and Term of Office. The number of directors which shall constitute the first board shall be 3. Thereafter, the number of directors shall be established from time to time by resolution of the board. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders, except as otherwise provided in Section 4 of this Article III. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.
Section 3 Removal and Resignation. Any director or the entire board of directors may be removed at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Whenever the holders of any class or series are entitled to elect one or more directors by the provisions of the corporation's certificate of incorporation, the provisions of this section shall apply, in respect of the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation.
Section 4 Vacancies. Except as otherwise provided in the corporation’s certificate of incorporation, board vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided.
Section 5 Annual Meetings. The annual meeting of each newly elected board of directors shall be held without notice (other than notice under these by-laws) immediately after, and at the same place, if any, as the annual meeting of stockholders.
Section 6 Other Meetings and Notice. Regular meetings, other than the annual meeting, of the board of directors may be held without notice at such time and at such place, if any, as shall from time to time be determined by resolution of the board of directors and promptly communicated to all directors then in office. Special meetings of the board of directors may be called by or at the request of the president or any director on at least 24 hours notice to each director, either personally, by telephone, by mail or by electronic transmission.
Section 7 Quorum, Required Vote and Adjournment. A majority of the total number of directors then in office authorized shall constitute a quorum for the transaction of business. The vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Except as otherwise required by the corporation's certificate of incorporation, each director shall be entitled to one vote on exactly the matter presented to the board for approval.
Section 8 Committees. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which to the extent provided in such resolution or these by-laws shall have and may exercise the powers of the board of directors in the management and affairs of the corporation, except as otherwise limited by applicable law. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.
Section 9 Committee Rules. Each committee of the board of directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the board of directors designating such committee. Unless otherwise provided in such a resolution, the presence of a majority of the members of the committee then in office shall be necessary to constitute a quorum. In the event that a member and such member's alternate, if alternates are designated by the board of directors as provided in Section 8 of this
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Article III, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any such absent or disqualified member.
Section 10 Communications Equipment. Members of the board of directors or any committee thereof may participate in and act at any meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.
Section 11 Waiver of Notice and Presumption of Assent. Any member of the board of directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting, except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.
Section 12 Action by Written Consent. Unless otherwise restricted by the corporation’s certificate of incorporation, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
ARTICLE IV
OFFICERS
Section 1 Number. The officers of the corporation shall be elected by the board of directors and shall consist of a president, one or more vice presidents, a treasurer, a secretary, and such other officers and assistant officers as may be deemed necessary or desirable by the board of directors. Any number of offices may be held by the same person. In its discretion, the board of directors may choose not to fill any office for any period as it may deem advisable.
Section 2 Election and Term of Office. The officers of the corporation shall be elected annually by the board of directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the board of directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.
Section 3 Removal. Any officer or agent elected by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.
Section 4 Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term by the board of directors then in office.
Section 5 Compensation. Compensation of all officers shall be fixed by the board of directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the corporation.
Section 6 The President. The president shall preside at all meetings of the stockholders and board of directors at which he or she is present; subject to the powers of the board of directors, shall have general charge of the business, affairs and property of the corporation, and control over its officers, agents and employees; and shall see that all orders and resolutions of the board of directors are carried into effect. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to
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be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. The president shall have such other powers and perform such other duties as may be prescribed by the board of directors or as may be provided in these by-laws.
Section 7 Vice-presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall, in the absence or disability of the president, act with all of the powers and be subject to all the restrictions of the president. The vice-presidents shall also perform such other duties and have such other powers as the board of directors, the president or these by-laws may, from time to time, prescribe.
Section 8 The Treasurer. The treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; shall deposit all monies and other valuable effects in the name and to the credit of the corporation as may be ordered by the board of directors; shall cause the funds of the corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the president and the board of directors, at its regular meeting or when the board of directors so requires, an account of the corporation; shall have such powers and perform such duties as the board of directors, the president or these by-laws may, from time to time, prescribe. If required by the board of directors, the treasurer shall give the corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of the office of treasurer and for the restoration to the corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the possession or under the control of the treasurer belonging to the corporation. The treasurer shall perform such other duties and have such other powers as the board of directors or the president may, from time to time, prescribe.
Section 9 Secretary and Assistant Secretaries. The secretary shall attend all meetings of the board of directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose. Under the president's supervision, the secretary shall give, or cause to be given, all notices required to be given by these by-laws or by applicable law, shall have such powers and perform such duties as the board of directors, the president or these by-laws may, from time to time, prescribe, and shall have custody of the corporate seal of the corporation. The secretary, or an assistant secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors, the president, or secretary may, from time to time, prescribe.
Section 10 Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these by-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the board of directors.
Section 11 Absence or Disability of Officers. In the case of the absence or disability of any officer of the corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the board of directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.
ARTICLE V
INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS
Section 1 Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article V, the corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the corporation, or while serving as a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (a “covered person”), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and
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reasonably incurred by such covered person in connection with such Proceeding if such covered person acted in good faith and in a manner such covered person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe such covered person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the covered person did not act in good faith and in a manner which such covered person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such covered person’s conduct was unlawful.
Section 2 Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article V, the corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any covered person against all expenses (including attorneys’ fees) actually and reasonably incurred by such covered person in connection with the defense or settlement of any Proceeding by or in the right of the corporation to procure a judgment in its favor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in connection with any Proceeding in which such covered person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such covered person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 3 Authorization of Indemnification. Except as provided in Section 4 of this Article VIII, any indemnification under this Article V shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the covered person is proper in the circumstances because such covered person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article V, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the corporation. To the extent, however, that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any Proceeding described above, or in defense of any claim, issue or matter therein, such covered person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
Section 4 Good Faith Defined. For purposes of any determination under Section 3 of this Article V, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the corporation or another enterprise, including financial statements, or on information supplied to such person by the directors or officers of the corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the corporation or another enterprise or on information or records given or reports made to the corporation or another enterprise by an independent certified public accountant or by an appraiser, financial advisor or other expert selected with reasonable care by or on behalf of the corporation or another enterprise. The provisions of this Section 4 of this Article V shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article V, as the case may be.
Section 5 Determination; Claim. Notwithstanding, if a claim for indemnification (following the final disposition of such Proceeding) under this Article V is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article V is not paid in full within thirty (30) days, after a written claim therefor has been received by the corporation the claimant may thereafter (but not before) file suit to recover the unpaid
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amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
Section 6 Expenses Payable in Advance. Expenses (including attorneys’ fees) incurred by any covered person in defending any Proceeding shall be paid, and expenses (including attorneys’ fees) incurred by any employee or agent of the corporation may be paid, by the corporation in advance of the final disposition of such Proceeding; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by or on behalf of such covered person to repay all amounts advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article VIII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
Section 7 Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the corporation that indemnification of the persons specified in Section 1 and Section 2 of this Article V shall be made to the fullest extent permitted by law. The provisions of this Article V shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or Section 2 of this Article VIII but whom the corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
Section 8 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article V.
Section 9 Amendment or Repeal; Certain Definitions and Interpretation. The provisions of this Article VIII shall constitute a contract between the corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the corporation (whether before or after the adoption of these By-Laws), in consideration of such person’s performance of such services, and pursuant to this Article V the corporation intends to be legally bound to each such current or former director or officer of the corporation. With respect to current and former directors and officers of the corporation, the rights conferred under this Article V are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses By-Laws. With respect to any directors or officers of the corporation who commence service following adoption of these By-Laws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the corporation. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the corporation in effect prior to the time of such repeal or modification.
For purposes of this Article V, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article V shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the corporation as a director, officer, employee or agent. For purposes of this Article V, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the
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corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article V.
Section 10 Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
Section 11 Limitation on Indemnification. Notwithstanding anything contained in this Article V to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 of this Article V), the corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors.
Section 12 Indemnification of Employees and Agents. The corporation may, to the extent authorized from time to time by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred in this Article V to directors and officers of the corporation.
ARTICLE VI
CERTIFICATES OF STOCK
Section 1 Form. Shares of stock of the corporation may be certificated or uncertificated, as provided under the DGCL. If certificated, every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by any two (2) officers of the corporation, certifying the number of shares owned by such holder in the corporation. If such a certificate is countersigned (1) by a transfer agent or an assistant transfer agent other than the corporation or its employee or (2) by a registrar, other than the corporation or its employee, the signature of any officer of the corporation may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation. All certificates representing shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the corporation. Shares of stock of the corporation shall only be transferred on the books of the corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization, and other matters as the corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates, and record the transaction on its books. The board of directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the corporation.
Section 2 Lost Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against the corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.
Section 3 Fixing a Record Date for Stockholder Meetings. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of
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directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the board of directors may fix a new record date for the adjourned meeting.
Section 4 Fixing a Record Date for Action by Written Consent. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.
Section 5 Fixing a Record Date for Other Purposes. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.
Section 6 Registered Stockholders. Prior to the surrender to the corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner. The corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.
Section 7 Subscriptions for Stock. Unless otherwise provided for in any subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the board of directors. Any call made by the board of directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the corporation may proceed to collect the amount due in the same manner as any debt due the corporation.
ARTICLE VII
GENERAL PROVISIONS
Section 1 Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the corporation’s certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the corporation’s certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, deem proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for any other purpose and the directors may modify or abolish any such reserve in the manner in which it was created.
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Section 2 Checks, Drafts or Orders. All checks, drafts, or other orders for the payment of money by or to the corporation and all notes and other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner, as shall be determined by resolution of the board of directors or a duly authorized committee thereof.
Section 3 Contracts. The board of directors may authorize any officer or officers, or any agent or agents, of the corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.
Section 4 Loans. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.
Section 5 Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors.
Section 6 Corporate Seal. The board of directors shall provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.
Section 7 Voting Securities Owned By Corporation. Voting securities in any other corporation or other entity (such as a limited liability company, limited partnership or trust) held by the corporation shall be voted as directed by the board of directors, unless the board of directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.
Section 8 Inspection of Books and Records. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in the State of Delaware or at its principal place of business.
Section 9 Exclusive Jurisdiction. Unless otherwise waived by resolution of the Board, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation arising pursuant to any provision of the DGCL or the corporation’s certificate of incorporation or by-laws or (iv) any action asserting a claim against the corporation governed by the internal affairs doctrine.
Section 10 Section Headings. Section headings in these by-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.
Section 11 Inconsistent Provisions. In the event that any provision of these by-laws is or becomes inconsistent with any provision of the corporation’s certificate of incorporation, the DGCL or any other applicable law, the provision of these by-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.
ARTICLE VIII
AMENDMENTS
These by-laws may be amended, altered, or repealed and new by-laws adopted at any meeting of the board of directors by a majority vote. The fact that the power to adopt, amend, alter, or repeal the by-laws has been conferred upon the board of directors shall not divest the stockholders of the same powers.
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Annex A-2
AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), dated as of January 22, 2023 (the “Amendment Date”), is entered into by and among Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), and IAA, Inc., a Delaware corporation (the “Company”), and amends that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among Parent, Merger Sub 1, Merger Sub 2 and the Company (as amended or otherwise modified prior to the date hereof, the “Merger Agreement”). Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement.
RECITALS
WHEREAS, Parent, US Holdings, Merger Sub 1, Merger Sub 2 and the Company entered into the Merger Agreement on November 7, 2022;
WHEREAS, Section 9.11 of the Merger Agreement provides that the Merger Agreement may be amended at any time by an instrument in writing signed by each of the parties thereto;
WHEREAS, each of Parent, US Holdings, Merger Sub 1, Merger Sub 2 and the Company desires to amend certain terms of the Merger Agreement as set forth this Amendment and to make certain representations, warranties, covenants and agreements in connection with this Amendment;
WHEREAS, the Company Board has unanimously: (i) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions, including the Mergers are fair to, and in the best interests of, the Company and the holders of Company Common Stock; (ii) approved and declared advisable the Merger Agreement (as amended or modified by this Amendment) and the consummation of the Transactions, including the Mergers; (iii) directed that the Merger Agreement (as amended or modified by this Amendment) be submitted to the holders of Company Common Stock for its adoption; and (iv) resolved to recommend that holders of Company Common Stock adopt the Merger Agreement (as amended or modified by this Amendment) at the Company Stockholders Meeting, subject to the terms of the Merger Agreement (as amended or modified by this Amendment);
WHEREAS, the Parent Board has unanimously: (i) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions, including the Parent Share Issuance, are in the best interests of Parent; (ii) approved the Merger Agreement (as amended or modified by this Amendment) and the consummation of the Transactions, including the Parent Share Issuance; and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance at the Parent Shareholders Meeting, subject to the terms of the Merger Agreement (as amended or modified by this Amendment); and
WHEREAS, the Board of Directors (or managers, as applicable) of US Holdings, Merger Sub 1 and Merger Sub 2 have approved the Merger Agreement (as amended or modified by this Amendment) and the consummation of the Transactions, including the Mergers.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, US Holdings, Merger Sub 1 and Merger Sub 2 and the Company hereby agree as follows:
AGREEMENT
1.	Amendments.
(a) Merger Consideration. Section 3.1(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:
“Subject to the other provisions of this ARTICLE III, each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (excluding any Excluded Shares and any
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Appraisal Shares) (the “Eligible Shares”) shall be converted automatically into the right to receive: (A) 0.5252 (the “Exchange Ratio”) validly issued, fully paid and nonassessable Parent Common Shares (the “Share Consideration”) and (B) $12.80 in cash, without interest (the “Cash Consideration,” and together with the Share Consideration, the “Merger Consideration”).
(b) Special Dividend. Section 6.2(c) of the Merger Agreement is hereby amended by adding the following clause (iv) to the list of exceptions set forth therein:
(iv) a one-time, special cash dividend not to exceed $1.08 per share, with a record date prior to the First Merger Effective Time to be determined by the Parent Board and conditioned upon the closing of the First Merger;
(c) Parent Expense Reimbursement. Section 8.3 of the Merger Agreement is hereby amended to add the following provision as a new subsection (i):
“(i) Anything to the contrary in this Agreement notwithstanding, in the event that Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B), then Parent shall pay the Company an amount equal to all of the reasonable, documented, out-of-pocket expenses incurred by the Company and its Subsidiaries in connection with this Agreement and the Transactions (such amount, the “Parent Expense Reimbursement Amount”) up to a maximum aggregate amount of $5,000,000. The Company shall send Parent a written notice within three Business Days of such termination specifying the Parent Expense Reimbursement Amount calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. Parent shall pay or cause to be paid to the Company the Parent Expense Reimbursement Amount in cash by wire transfer of immediately available funds to an account designated by the Company within two Business Days of the Company duly delivering such notice in accordance with the immediately preceding sentence. To the extent the Parent Expense Reimbursement Amount is actually paid by Parent to the Company, the Parent Expense Reimbursement Amount shall be deducted in full from the amount of (A) any Termination Amount that subsequently becomes payable by Parent pursuant to this Section 8.3 and (B) any damages actually awarded to the Company from Parent by any court of competent jurisdiction; provided, that the payment of the Parent Expense Reimbursement Amount may reduce but shall not limit (1) the Company’s ability to seek damages from Parent for a Willful and Material Breach of this Agreement pursuant to Section 8.2(b) or (2) any obligation of Parent to pay the Termination Amount pursuant to this Section 8.3. In no event shall the Company be entitled to receive more than one payment of the Parent Expense Reimbursement Amount.”
(d) Rules of Construction. Section 9.4 of the Merger Agreement is hereby amended to add the following provision as a new subsection (f):
“(f) Each reference to “herein”, “hereof,” “hereunder,” “hereby,” “this Agreement” and similar references shall, from and after the date of the Amendment, refer to the Merger Agreement, as amended or modified by the Amendment. Each reference herein to “the date of the Amendment” or the “Amendment Date” shall refer to January 22, 2023 and each reference to the “date of this Agreement”, the “date hereof”, “concurrently with the execution and delivery of this Agreement” and similar references shall refer to November 7, 2022.”
2.	Representations and Warranties.
(a) Company. The Company hereby represents and warrants to Parent, US Holdings, Merger Sub 1 and Merger Sub 2 as follows:
(i) Authority Relative to this Amendment. The Company has all requisite corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Merger Agreement (as amended or modified by this Amendment). The execution and delivery of this Amendment by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Mergers, to the Company Stockholder Approval and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Amendment has been duly executed and delivered by the Company, and assuming the due and valid execution of this Amendment by Parent, US Holdings, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Company Board, at a meeting duly called and held, has by unanimous vote (A) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (B) approved and declared advisable the Merger Agreement (as amended or modified by this Amendment) and
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the Transactions, including the Mergers, (C) directed that the Merger Agreement (as amended or modified by this Amendment) be submitted to the holders of Company Common Stock for its adoption, and (D) resolved to recommend that the holders of Company Common Stock adopt the Merger Agreement (as amended or modified by this Amendment) at the Company Stockholders Meeting. The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve the Merger Agreement (as amended or modified by this Amendment) and the Mergers.
(ii) Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other factors set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock pursuant to the Merger Agreement (as amended or modified by this Amendment) is fair, from a financial point of view, to such holders. A signed copy of such opinion shall be delivered to Parent promptly after receipt thereof by the Company for information purposes only.
(b) Parent, US Holdings, Merger Sub 1 and Merger Sub 2. Parent, US Holdings, Merger Sub 1 and Merger Sub 2 each hereby represent and warrant to the Company as follows:
(i) Authority Relative to this Amendment. Each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 has all requisite corporate or limited liability company power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery of this Amendment by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 and the consummation by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 of the Transactions have been duly authorized by all necessary action on the part of each of Parent (subject to obtaining Parent Shareholder Approval), Merger Sub 1 (other than the adoption of the Merger Agreement (as amended or modified by this Amendment) by US Holdings as sole member of Merger Sub 1, which shall occur promptly after the execution and delivery of this Amendment), and Merger Sub 2 (other than the adoption of the Merger Agreement (as amended or modified by this Amendment) by US Holdings as sole member of Merger Sub 2, which shall occur promptly after the execution and delivery of this Amendment) and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Amendment has been duly executed and delivered by each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2, and assuming the due and valid execution of this Amendment by the Company, constitutes a valid and binding obligation of each of Parent, US Holdings, Merger Sub 1 and Merger Sub 2 enforceable against Parent, US Holdings, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has unanimously (A) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions, including the Parent Share Issuance are in the best interests of Parent, (B) approved this Agreement and the Transactions, including the Parent Share Issuance, and (C) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance at the Parent Shareholders Meeting. The Board of Directors of US Holdings has, by unanimous written consent, (1) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions are in the best interests of US Holdings and the stockholders of US Holdings and (2) approved and declared advisable this Agreement and the Transactions, including the Mergers. The only component of the Transaction and the consummation thereof that requires the approval of Parent’s shareholders is the Parent Share Issuance.
(ii) Opinion of Financial Advisor. The Parent Board has received the opinion of each of Goldman Sachs & Co. LLC and Guggenheim Securities, LLC addressed to the Parent Board to the effect that, as of the date of each such opinion, and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent. A signed copy of each such opinion shall be delivered to the Company as soon as practicable after receipt thereof by Parent for information purposes only.
3. Confirmation of Merger Agreement. Other than as expressly amended or modified pursuant to this Amendment, all of the provisions of the Merger Agreement are hereby ratified and confirmed and shall remain to be in full force and effect in accordance with their respective terms.
4. Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.
5. General Provisions. The provisions of Sections 9.3, 9.4, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11 and 9.12 of the Merger Agreement shall apply to this Amendment, mutatis mutandis.
[Signature Pages Follow]
A-2-3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.
RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ Ann Fandozzi
Name: Ann Fandozzi
Title: Chief Executive Officer

RITCHIE BROS. HOLDINGS INC.

By:	/s/ Jake Lawson
Name: Jake Lawson
Title: President

IMPALA MERGER SUB I, LLC

By:	/s/ Eric Jacobs
Name: Eric Jacobs
Title: President

IMPALA MERGER SUB II, LLC

By:	/s/ Eric Jacobs
Name: Eric Jacobs
Title: President
A-2-4

IAA, INC.

By:	/s/ John Kett
Name: John Kett
Title: Chief Executive Officer and President
A-2-5

Annex B
Resolutions to be Approved at the RBA Special Meeting
Share Issuance Resolution
“RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.
The issuance by Ritchie Bros. Auctioneers Incorporated (“RBA”) of up to 71,100,000 common shares of RBA (the “Consideration Shares”), to securityholders of IAA, Inc. (“IAA”), pursuant to the terms of the Agreement and Plan of Merger and Reorganization dated as of November 7, 2022 (the “Original Merger Agreement”), as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (together with the Original Merger Agreement, as it may be further amended from time to time (the “Merger Agreement”), by and among RBA, Ritchie Bros. Holdings Inc., Impala Merger Sub I, LLC, Impala Merger Sub II, LLC and IAA, all in connection with the combination of RBA and IAA as provided for by the Merger Agreement, is hereby authorized and approved.

2.
The Consideration Shares will, when issued, be validly issued as fully paid and non-assessable common shares in the capital of RBA and, where applicable, the registrar and transfer agent of the RBA common shares from time to time is hereby authorized upon receipt of a direction from any one director or officer of RBA to countersign and deliver certificates, or other evidence of issuance, in respect of the Consideration Shares.

3.
Any one director or officer of RBA be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of RBA all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to these resolutions.”

B-1

Annex C
Appraisal Rights
§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; and 83 Del. Laws, c. 377, § 22].
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex D
Opinion of Goldman Sachs & Co. LLC
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

January 22, 2023
Board of Directors
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6 Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to Ritchie Bros. Auctioneers Incorporated (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company for each share of common stock, par value $0.01 per share (the “IAA Common Stock”), of IAA, Inc. (“IAA”) pursuant to the Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022 (the “Original Agreement”), as amended by the Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (the Original Agreement as so amended, the “Agreement”), by and among the Company, Ritchie Bros. Holdings, Inc., a wholly owned subsidiary of the Company, Impala Merger Sub I, LLC, a wholly owned subsidiary of US Holdings (“Acquisition Sub”), Impala Merger Sub II LLC, a wholly owned subsidiary of US Holdings, and IAA. Pursuant to the Agreement, Acquisition Sub will be merged with and into IAA and each Eligible Share (as defined in the Agreement) will be converted into the right to receive $12.80 in cash (the “Cash Consideration”) and 0.5252 common shares, without par value (the “Company Common Shares”), of the Company (the “Stock Consideration”, and taken in the aggregate with the Cash Consideration, the “Aggregate Consideration”).
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, IAA and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman Sachs & Co. LLC has entered into financing commitments and agreements to provide the Company with a bridge loan in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements and pursuant to which such affiliate expects to receive compensation. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as the Company’s financial advisor in connection with its terminated acquisition of Euro Auctions announced in August 2021, as the Company’s financial advisor in connection with its acquisition of SmartEquip, Inc. in November 2021, and as the Company’s financial advisor in connection with the Original Agreement in November 2022. We also have provided certain financial advisory and/or underwriting services to IAA and/or its affiliates from time to time for which our Investment Banking Division has received, and/or may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, IAA and their respective affiliates for which our Investment Banking Division may receive compensation.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2021
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

and IAA for the three fiscal years ended January 2, 2022; the Information Statement of KAR Auction Services, Inc. (“KAR”), dated June 14, 2019, pursuant to which KAR spun off IAA; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and IAA; certain other communications from the Company and IAA to their respective stockholders; certain publicly available research analyst reports for the Company and IAA; certain internal financial analyses and forecasts for IAA prepared by its management; and certain internal financial analyses and forecasts for the Company, standalone and pro forma for the Transaction, and certain financial analyses and forecasts for IAA, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and IAA regarding their assessment of the past and current business operations, financial condition and future prospects of IAA and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Company Common Shares and the shares of IAA Common Stock; compared certain financial and stock market information for the Company and IAA with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrials industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or IAA or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or IAA or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company for each share of IAA Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including the Second Merger (as defined in the Agreement), Section 2.7 or Section 6.2(c) of the Agreement (including the special dividend contemplated by Section 6.2(c)(iv) of the Agreement), the Securities Purchase Agreement, dated as of January 22, 2023, by and among the Company and the investors listed on the schedule thereto and the transactions contemplated thereby, or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including any allocation of the Aggregate Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or IAA, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company for each share of IAA Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Company Common Shares or shares of IAA Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or IAA or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or IAA or the ability of the Company or IAA to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company for each share of IAA Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.
Very truly yours,

(GOLDMAN SACHS & CO. LLC)

Annex E
Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com
January 22, 2023
The Board of Directors
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6
Members of the Board:
We understand that Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”), Ritchie Bros. Holdings, Inc., a direct and indirect wholly owned subsidiary of Ritchie Bros. (“US Holdings”), Impala Merger Sub I, LLC, a wholly owned subsidiary of US Holdings (“Merger Sub 1”), Impala Merger Sub II, LLC, a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), and IAA, Inc. (“IAA”) intend to enter into an Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022 (“the Original Agreement”), as amended by the Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (the Original Agreement as so amended, the “Agreement”), pursuant to which Merger Sub 1 will merge with and into IAA, IAA will become a wholly owned subsidiary of US Holdings, and each of the issued and outstanding shares of common stock, par value $0.01 per share, of IAA (“IAA Common Stock”) (subject to certain exceptions) will be converted into (i) $12.80 in cash (the “Cash Consideration”) and (ii) 0.5252 common shares, without par value (“Parent Common Shares”), of Ritchie Bros. (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). The transactions contemplated by the Agreement are referred to herein as the “Transactions”. The terms and conditions of the Transactions are more fully set forth in the Agreement, and capitalized terms used, but not otherwise defined herein shall have the meanings given them in the Agreement.
You have asked us to render our opinion as to whether the Merger Consideration is fair, from a financial point of view, to Ritchie Bros.
In connection with rendering our opinion, we have:
•	Reviewed the Original Agreement;
•	Reviewed a draft of the Amendment to the Agreement and Plan of Merger and Reorganization dated as of January 22, 2023;
•	Reviewed certain publicly available business and financial information regarding each of Ritchie Bros. and IAA;
•
Reviewed certain non-public business and financial information regarding Ritchie Bros.’ and IAA’s respective businesses and future prospects (including certain financial projections for Ritchie Bros. for the period beginning September 30, 2022 and ending December 31, 2026 and for IAA for period beginning September 30, 2022 and ending December 31, 2026 (together, the “Parent-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for our use by Ritchie Bros. (collectively with the Synergy Estimates (as defined below), the “Parent-Provided Information”);

•
Reviewed certain non-public business and financial information regarding IAA’s business and future prospects (including certain financial projections for IAA on a stand-alone basis for the period beginning September 30, 2022 and ending December 31, 2026 (the “IAA-Provided Financial Projections” and, together with the Parent-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for our use by IAA’s senior management and reviewed by, discussed with and approved for our use by Ritchie Bros. (collectively, the “IAA-Provided Information”);

The Board of Directors
Ritchie Bros.
January 22, 2023

•
Reviewed certain estimated operating and financial synergies expected to result from the Transactions and estimated costs to achieve the same (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared and approved for our use by Ritchie Bros., and discussed with Ritchie Bros.’ and IAA’s senior management;

•
Discussed with Ritchie Bros.’ senior management their strategic and financial rationale for the Transactions as well as their views of Ritchie Bros.’ and IAA’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in their respective sectors;

•
Discussed with IAA’s senior management their views of IAA’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the auto salvage sector;

•	Performed discounted cash flow analyses based on the Parent-Provided Financial Projections and the Synergy Estimates;
•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transactions;
•	Reviewed the historical prices, trading multiples and trading activity of Parent Common Shares and IAA Common Stock;
•
Compared the financial performance of Ritchie Bros. and IAA and the trading multiples and trading activity of Parent Common Shares and IAA Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Ritchie Bros. and IAA;

•	Reviewed the pro forma financial results, financial condition and capitalization of Ritchie Bros. giving effect to the Transactions; and
•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.
With respect to the information used in arriving at our opinion:
•
We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Ritchie Bros. or IAA (including, without limitation, the Parent-Provided Information, the IAA-Provided Information and the Synergies Estimates) or obtained from public sources, data suppliers and other third parties.

•
We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Parent-Provided Information, the IAA-Provided Information and the Synergies Estimates), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information provided by Ritchie Bros. or IAA or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Ritchie Bros.’ senior management that they are (in the case of the Parent-Provided Information and the Synergies Estimates) and have assumed that IAA’s senior management are (in the case of the IAA-Provided Information and the Synergies Estimates) unaware of any facts or circumstances that would make the Parent-Provided Information, the IAA-Provided Information or the Synergies Estimates incomplete, inaccurate or misleading.

•
Specifically, with respect to (i) the Parent-Provided Financial Projections and the Synergy Estimates utilized in our analyses, (a) we have been advised by Ritchie Bros.’ senior management, and we have assumed, that the Parent-Provided Financial Projections and the Synergy Estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Ritchie Bros.’ senior management as to the expected future performance of Ritchie Bros. and IAA and the expected amounts and

The Board of Directors
Ritchie Bros.
January 22, 2023

realization of the Synergies and (b) we have assumed that the Parent-Provided Financial Projections and the Synergy Estimates have been reviewed by Ritchie Bros.’ Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion, (ii) the IAA-Provided Financial Projections and Synergies Estimates utilized in our analyses, we have assumed that such financial projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of IAA’s senior management as to the expected future performance of IAA on a stand-alone basis and (iii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.
•
As Ritchie Bros. Board of Directors is aware, we previously rendered an opinion, dated as of November 6, 2022 (the “Original Opinion”), as to the fairness, from a financial point of view, of the Merger Consideration contemplated by the Original Agreement. The Original Opinion was based on, among other things, various financial analyses that were predicated on certain financial projections and forecasts for Ritchie Bros. and IAA for the fiscal years 2022 through 2026 (the “Original Financial Forecasts”). We have been advised by Ritchie Bros. Board of Directors and senior management to rely exclusively on the Original Financial Forecasts for purposes of our analyses and opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Ritchie Bros. or IAA or any other entity or the solvency or fair value of Ritchie Bros. or IAA or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Ritchie Bros.’ senior management, IAA’s senior management and other professional advisors with respect to such matters. We have assumed that the Transactions, taken together, will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transactions to Ritchie Bros. or IAA or their respective securityholders.
In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the executed form of the Amendment to the Agreement and Plan of Merger and Reorganization will not differ from the draft that we have reviewed, (ii) Ritchie Bros., US Holdings, Merger Sub 1, Merger Sub 2 and IAA will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Ritchie Bros., US Holdings, Merger Sub 1, Merger Sub 2 and IAA contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transactions will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transactions will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Ritchie Bros., US Holdings, Merger Sub 1, Merger Sub 2, IAA or the Transactions (including their contemplated benefits) in any way meaningful to our analyses or opinion.
In rendering our opinion, we do not express any view or opinion as to (i) the prices at which Parent Common Shares or IAA Common Stock or other securities or financial instruments of or relating to Ritchie Bros. or IAA may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Ritchie Bros. or IAA, their respective securities or other financial instruments, the Transactions or the financing thereof (iii) the impact of the Transactions on the solvency or viability of Ritchie Bros., US Holdings, Merger Sub 1, Merger Sub 2 or IAA or the ability of Ritchie Bros., US Holdings, Merger Sub 1, Merger Sub 2 or IAA to pay their respective obligations when they come due, (iii) Section 2.7 or Section 6.2(c) of the Agreement (including the special dividend contemplated by Section 6.2(c)(iv) of the Agreement), or (v) the Securities Purchase Agreement, dated as of January 22, 2023, by and among the Company and the investors listed in the schedule thereto and the transactions contemplated thereby.

The Board of Directors
Ritchie Bros.
January 22, 2023

We have acted as a financial advisor to Ritchie Bros. in connection with the Transactions and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transactions and a portion of which is payable upon the rendering of our opinion. In addition, Ritchie Bros. has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.
Aside from our current engagement by Ritchie Bros., we have not been previously engaged during the past two years by Ritchie Bros., nor have we been previously engaged during the past two years by IAA, to provide financial advisory or investment banking services for which we received fees. We may seek to provide Ritchie Bros. and IAA and their respective affiliates with financial advisory and investment banking services unrelated to the Transactions in the future, for which services we would expect to receive compensation.
We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Ritchie Bros., IAA, other participants in the Transactions and their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Ritchie Bros., IAA, other participants in the Transactions and their respective affiliates. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Ritchie Bros., IAA and other participants in the Transactions and their respective affiliates.
Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Ritchie Bros., IAA, other participants in the Transactions and their respective affiliates and the Transactions that differ from the views of our investment banking personnel.
Our opinion has been provided to the Board of Directors of Ritchie Bros. (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Our opinion is not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of Parent Common Shares and IAA Common Stock in connection with the Transactions.
Our opinion and any materials provided in connection therewith do not constitute a recommendation to the Board of Directors of Ritchie Bros. with respect to the Transactions, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Parent Common Shares or IAA Common Stock as to how to vote or act in connection with the Transactions or otherwise. Our opinion does not address Ritchie Bros.’ underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for Ritchie Bros., the financing of the Transactions by Ritchie Bros. or the effects of any other transaction in which Ritchie Bros. might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Transactions) or the Agreement or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Ritchie Bros. or IAA. Furthermore, we do not

The Board of Directors
Ritchie Bros.
January 22, 2023

express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Ritchie Bros.’ or IAA’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Merger Consideration or otherwise.
Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Ritchie Bros.
Very truly yours,

GUGGENHEIM SECURITIES, LLC

Annex F
Opinion of J.P. Morgan Securities LLC

January 22, 2023
The Board of Directors IAA, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois 60154
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of IAA, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger of the Company with a wholly-owned subsidiary of Ritchie Bros. Auctioneers Incorporated (the “Acquiror”). Pursuant to the Agreement and Plan of Merger and Reorganization dated as of November 7, 2022 (the “Original Merger Agreement”), as amended by the Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023 (the “Amendment”) (as so amended, the “Agreement”), among the Company, the Acquiror and its subsidiaries, Ritchie Bros. Holdings, Inc. (“US Holdings”), Impala Merger Sub I, LLC (“Merger Sub 1”) and Impala Merger Sub II, LLC (“Merger Sub 2”, and together with the Acquiror, US Holdings and Merger Sub 1, the “Acquiror Group”), the following will occur (collectively, the “Transaction”).
•
First, Acquiror may, at its election, declare a one-time special cash dividend on the common shares, without par value, of the Acquiror (the “Acquiror Common Shares”) in an amount not to exceed $1.08 per Acquiror Common Share, with a record date prior to the First Merger Effective Time (as defined in the Agreement) and conditioned upon the closing of the First Merger (as defined below);

•
Second, Merger Sub 1 will be merged with and into the Company (the “First Merger”), and the Company will continue as the surviving corporation (in such capacity, the Company is referred to herein as the “Surviving Corporation”), and each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time, other than (i)shares of Company Common Stock held in treasury or owned by the Acquiror, US Holdings, Merger Sub 1 or Merger Sub 2 immediately prior to the First Merger Effective Time and, in each case, not held on behalf of third parties and (ii) Appraisal Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to (A) $12.80 in cash (the “Cash Consideration)” and (B) 0.5252 Acquiror Common Shares (the “Share Consideration” and, together with the Cash Consideration, the “Consideration”); and

•
Third, as soon as practicable following the First Merger Effective Time, the Surviving Corporation will be merged with and into Merger Sub 2, and Merger Sub 2 will continue as the surviving company (the “Surviving LLC”) and a wholly-owned subsidiary of US Holdings, and each share of Surviving Corporation Stock (as defined in the Agreement) issued and outstanding immediately prior to the Second Merger Effective Time (as defined in the Agreement) will be cancelled and cease to exist, while each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time will remain issued and outstanding and will constitute the only outstanding limited liability company interests of the Surviving LLC.

In connection with preparing our opinion, we have (i) reviewed the Original Merger Agreement and the Amendment; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to the respective businesses of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror Group under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and have the other tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror Group in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror Group or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or the Surviving Corporation, as to any other agreement or instrument contemplated by the Agreement or to be entered into in connection with the Transaction, including any agreement by the Acquiror to issue securities to any third party in connection with the transactions contemplated by the Agreement, as to the terms of any class of securities of the Acquiror or the rights of any holder thereof, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Shares will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole lead arranger and joint lead bookrunner on the Company’s credit facilities in April 2021. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror or with Starboard Value LP. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any registration statement, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Information Concerning IAA
CORPORATE STRUCTURE
Name, Address and Incorporation
IAA was incorporated as “IAA Spinco Inc.” on June 19, 2018 under the General Corporate Law of the State of Delaware in connection with KAR separation and spin-off of its salvage auction services business. IAA subsequently changed its name to “IAA, Inc.” on June 27, 2019. IAA’s principal office is located at Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154 and its registered office is located at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.
INTERCORPORATE RELATIONSHIPS
The following chart describes the intercorporate relationships amongst IAA’s material subsidiaries and the jurisdiction where each material subsidiary is incorporated, continued, formed or organized. All material subsidiaries reflected below are wholly owned by IAA, either directly or indirectly.

DESCRIPTION OF THE BUSINESS
Overview of IAA
IAA is a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, IAA’s unique platform facilitates the marketing and sale of total-loss, damaged and low-value vehicles for a full spectrum of sellers. Headquartered in Westchester, IL, IAA has two operating segments: United States and International. IAA maintains operations in the United States, which make up its U.S. segment and operations in Canada and the United Kingdom, which make up its International segment. IAA has more than 200 facilities across both business segments. These two operating segments also represent IAA’s two reportable segments. These segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results.
IAA serves a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies and charitable organizations. IAA offers sellers a comprehensive suite of services aimed at maximizing vehicle value, reducing administrative costs, shortening selling cycle time and delivering the highest economic returns. IAA’s products provide global buyers with the vehicles they need to, among other things, fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. IAA provides global buyers with multiple bidding/buying digital channels, innovative vehicle merchandising, efficient evaluation services and online bidding tools, enhancing the overall purchasing experience.

Revenue Summary
IAA generates its revenues from contracts with its customers. IAA recognizes revenue when control of the promised goods or services are transferred to customers in an amount that reflects the consideration that IAA expects to receive in exchange for those goods or services. IAA’s significant sources of revenue are service revenues and vehicle sales revenues, as further described below.
Service Revenues
Service revenues include auction and auction related fees for all vehicles sold by IAA. IAA does not take title to vehicles that are consigned to IAA by the seller and records auction fees on those vehicles on a net basis because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. The buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while the seller fees are typically fixed. IAA generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Greater than 90% of IAA’s revenue is generated at the time of auction as a result of the satisfaction of the seller and buyer performance obligations as described below.
IAA’s contracts with sellers are short-term in nature. The performance obligation contained within IAA’s auction contracts for sellers is to facilitate the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing and sale at auction. These services are related to facilitating the sale of vehicles and are not distinct within the context of the contract. Accordingly, revenue for these services is recognized when the single performance obligation is satisfied at the point in time when the vehicle is sold through the auction process. Related costs are deferred and recognized at the time of sale.
IAA’s contracts with buyers are short-term in nature and are generally established via purchase at auction, subject to standard terms and conditions. These contracts contain a single performance obligation which is satisfied at a point in time when the vehicle is purchased through the auction process. Buyers also pay a fixed registration fee to access the auctions for a one-year term in addition to the fees paid upon purchase of a vehicle. The performance obligation to provide access to the auctions, associated with the registration, is satisfied ratably over the one-year contractual term of the buyer agreement. Accordingly, registration fee revenue is recognized ratably over the one-year contract term. IAA also offers other services to buyers such as transportation, storage, vehicle condition reporting, and other ancillary services. Revenue from such services is recognized in the period in which such services are provided.
The chart that follows summarizes IAA’s total service revenues for each of its two most recently completed financial years, organized by segment:
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$1,429.2	1,134.4	$294.8	26.0%
International	108.5	98.7	9.8	9.9%
Total service revenues	$1,537.7	$1,233.1	$304.6	24.7%
U.S. service revenues increased $294.8 million from fiscal year 2020 to fiscal year 2021 due to an increase in revenue per unit of 18%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and higher used car prices. In addition, U.S. service revenues also benefited from a higher volume of vehicles sold, which increased by 8% primarily resulting from higher miles driven and a higher supply of vehicle assignments due to the reopening of the U.S. economy.
International service revenues increased by $9.8 million from fiscal 2020 to fiscal 2021 mainly due to an increase in revenue per unit of 32%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and higher used car prices. This increase was partially offset by a lower volume of vehicles sold, which decreased by 9% as the International segment continues to be impacted by the COVID-19 pandemic.
Vehicle Sales Revenues
Vehicle sales represent the selling price of the vehicles that are purchased by IAA and then resold. Buyer fees associated with vehicle sales are recorded in service revenue. IAA’s performance obligation for these purchased vehicles is the completion of the online auction process and is satisfied at the point in time when the vehicle is sold through the auction process. As IAA acts as a principal, the vehicle sales price is recorded as revenue on a gross basis when the vehicle is sold.

The chart that follows summarizes IAA’s total vehicle sales for each of its two most recently completed financial years, organized by segment:
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$134.1	$80.7	$53.4	66.2%
International	165.6	71.1	94.5	139.9%
Total vehicle sales	$299.7	$151.8	$147.9	97.4%
U.S. vehicle sales increased $53.4 million from fiscal 2020 to 2021 due to a higher volume of vehicles sold, which increased by 40%, primarily resulting from an increase in vehicle purchases. In addition, U.S. vehicle sales also benefited from an increase in revenue per unit sold of 19%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices.
International vehicle sales increased $94.5 million from fiscal 2020 to 2021 due to incremental revenue of $31.4 million from the SYNETIQ (as defined herein) acquisition, a higher volume of vehicles sold, which increased by 35% primarily due to the impact of a provider switching from a consignment model to a purchased vehicle model and an increase in revenue per unit sold of 40%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices.
Production and Services
IAA markets vehicles to prospective buyers through IAA’s many marketplaces, 24 hours per day, 7 days per week. Auctions are typically held weekly for most locations and allow bidders to participate virtually at the auction. Certain vehicles are also offered for sale online via IAA Timed Auctions TM, where bidders may bid on those vehicles for a fixed duration of time, and via IAA Buy Now TM where vehicles are offered for sale at a fixed price. All vehicles which are ready for sale are listed and available online on IAA Auction Center TM, allowing prospective bidders to preview and bid on vehicles prior to the digital auction event. IAA Auction Center includes a “Fast Search” function that allows for filtering to quickly locate specific vehicles and offers logged-in buyers additional services such as “Enhanced Vehicle Details” that includes VIN details and Hollander Interchange parts data to help buyers make informed purchasing decisions. IAA Auction Center provides online buyers with an open, competitive digital bidding environment. IAA’s mobile and online capabilities provide buyers the greatest flexibility in their purchasing options, exposing vehicles to bidders from around the globe and allowing bidders to participate in a greater number of auctions. Online inventory browsing, digital alerts (via email or through buyer app) and multiple vehicle payment methods reduce the time required to acquire vehicles, and the broader market exposure and increased competitive bidding generally drive higher selling prices. IAA believes the capabilities of IAA’s auction models maximize auction proceeds and returns for IAA’s vehicle sellers.
IAA has developed proprietary web-based information systems such as Automated Salvage Auction Processing system (ASAP) for the U.S. segment and VISion for the International segment to streamline all aspects of IAA’s operations and centralize operational data collection. These systems provide sellers with 24-hour online access to powerful tools to manage the salvage disposition process, including inventory management, sales price analysis and electronic data interchange of titling information. IAA’s unique digital marketplace, combined with IAA’s unique merchandising platform (IAA Interact™), provides buyers detailed information and optionality in how they bid and buy, which are key differentiators of IAA’s service offering and helps sellers achieve the highest selling price on a given vehicle. Leveraging leading-edge technology and focusing on innovation, IAA processed approximately 2.3 million total loss, damaged and low-value vehicles in fiscal 2021.
In addition, IAA also offers products and services to:
•	expedite the process of vehicle pick-up, towing and assignment
•	transport vehicles inbound to or outbound from IAA’s facilities
•	optimize the organization and management of inventory
•	merchandize vehicles to engage buyers with detailed vehicle information
•	facilitate the digital sale of vehicles to a global audience

The following table sets forth IAA’s selected products and services:
Selected Products and Services	Description
Catastrophe (CAT) Services™	Industry-leading strategic catastrophe response service focused on real estate capacity, operational execution, transportation logistics and vehicle merchandising and selling.
CSAToday®	Online reporting and analysis tool that gives seller customers the ability to manage their vehicle assets and monitor salvage performance.
IAA AuctionNow™	IAA’s digital auction bidding and buying solution, which features inventory located at physical branches and offsite to a global buyer audience.
IAA Buy Now™	Provides a unit for sale for a specific price using analytical data between scheduled auctions.
IAA Inspection Services®	Provides a technology-based system for remote vehicle inspections and appraisals.
IAA Interact™	Merchandising platform combining imagery, information, personalization and efficiency.
IAA Loan Payoff™	Mitigates the time-consuming process of managing a total loss claim requiring loan payoff and title release.
IAA Market Value™	A solution for seller customers looking to estimate the values of their vehicles based on user-provided information and historical auction data.
IAA Timed Auctions™	Offers a unit for sale for a specified period of time, allowing for competitive bidding and sale prior to a scheduled auction.
IAA Title Services®	Full suite of title solutions services that facilitates title documentation, settlement and the title retrieval process.
IAA Tow App™	Mobile dispatch solution that assists the tow network.
IAA Transport™	An integrated shipping solution allowing buyers to schedule shipment of vehicles during the checkout process.
Specialized Skill and Knowledge
The nature of IAA’s business requires specialized skills and knowledge, including knowledge of the insurance, claims and automotive salvage markets and expertise in software development, data privacy, data analytics, marketing, design and content creation, finance, accounting, employee relations and benefits, legal and regulatory, among other areas. Increased competition for personnel may make it more difficult to hire and retain qualified employees, contractors and consultants. However, IAA does not currently anticipate significant obstacles recruiting and retaining appropriate personnel that possess the skill and knowledge to carry out its business.
Competitive Conditions
In IAA’s industry, IAA competes for sellers who supply vehicles to run through IAA’s auctions, and for buyers globally to bid on and purchase those vehicles. To attract sellers to use IAA’s global digital marketplace over that of IAA’s competitors, among other competitive areas, IAA focuses on the following: providing industry-leading innovative products and services aimed at increasing the proportion of the vehicle processing function as a “one-stop-shop” for sellers in a manner that enhances customer integration with IAA; delivering a consistent high-satisfaction customer experience; maintaining a broad real estate footprint and capacity to meet market demand for storing and handling their vehicles; and delivering high value through sales results and competitive fee structures.
Similarly, to attract buyers to IAA’s global digital marketplace, among other products and services, IAA offers state of the art merchandising technology that provides additional information, imagery and detail for each auctioned vehicle, thereby increasing buyer confidence and trust. IAA also offers a full spectrum of transportation services which help to further streamline the purchasing process for buyers, allowing them to schedule and pay for transportation of vehicles within IAA’s system. IAA's customized bidding and purchasing experience, flexible bidding and buying channels provide buyers with multiple ways to procure vehicles.
IAA’s principal competitors include Copart, Inc., Total Resource Auctions, a subsidiary of Cox Enterprises, Inc., independent auctions and a limited number of used vehicle auctions that regularly remarket damaged and total loss vehicles. Additionally, some dismantlers of damaged and total loss vehicles and internet-based companies also enter the market from time to time. While most insurance companies have abandoned or reduced efforts to sell damaged and total loss vehicles without the use of service providers such as IAA, they may in the future decide to dispose of their vehicles directly to end users.
Intangible Properties
IAA recognizes the importance of its intangible assets, which consist of customer relationships, patents, trademarks and computer software and technology. In order to protect its proprietary rights, IAA relies on a combination of confidentiality and license agreements with its employees, consultants and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret and domain name protection laws. In the United States and internationally, IAA has filed various applications for protection of certain aspects of its intellectual property.
IAA owns four patents and patents pending to protect certain of its intangible assets, including its auction platform. IAA’s major trademarks include IAA and AuctionNow and span numerous countries and regions including, but not limited to, Canada, the United States, China, the European Union, Australia and the United Kingdom. On a global basis, IAA has over 200 trademarks, which are either registered or pending. IAA intends to continue to strategically register, both domestically and internationally, trademarks that it uses today and those it develops in the future.
Cycles
The volume of vehicles sold through IAA’s auctions generally fluctuates from quarter to quarter. This seasonality is caused by several factors including weather, the timing of used vehicles available for sale from selling customers, the availability and quality of salvage vehicles, holidays, and the seasonality of the retail market for used vehicles, which affects the demand side of the auction industry. Used vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of salvage.
Environmental Protection
IAA’s operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. IAA’s failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject IAA to significant liability or require costly investigative, remedial or corrective actions. From time to time, IAA has incurred, and may in the future incur, expenditures related to compliance with such foreign, federal, state and local environmental, health and safety laws and regulations, and such expenditures, individually or in the aggregate, could be significant.
In the used vehicle remarketing industry, large numbers of vehicles, including wrecked vehicles at salvage auctions, are stored and/or refurbished at auction facilities and during that time minor releases of fuel, motor oil and other materials may occur. IAA has investigated or remediated, or are currently investigating or remediating, contamination resulting from various sources, including gasoline, fuel additives (such as methyl tertiary butyl ether, or MTBE), motor oil, petroleum products and other hazardous materials released from aboveground or underground storage tanks or in connection with current or former operations conducted at IAA’s facilities. IAA has incurred, and may in the future incur, expenditures relating to releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, have been and in the future could be significant, and have in the past caused, and could in the future cause, IAA to incur substantial compliance and other costs.
IAA implements a rigorous set of protocols and procedures to ensure that any fluid leaks from vehicles are promptly cleaned and storage areas are kept clean. IAA’s employees receive training on how to properly respond to spills in the event any occur. IAA’s employees also receive training on proper housekeeping and material management. IAA believes implementation of the protocols and procedures minimizes any potential environmental impacts to soil and groundwater at IAA’s locations.
Federal and state environmental authorities are currently investigating IAA's role, if any, in contributing to contamination at the Lower Duwamish Waterway Superfund Site in Seattle, Washington, and the Pyrite Canyon Plume in Riverside, California. IAA's potential liability, if any, at these sites cannot be estimated at this time.

Employees
At January 2, 2022, IAA had a total of approximately 4,446 employees, of which approximately 3,490 were located in the United States and approximately 956 were located in Canada and the United Kingdom. Approximately 99% of IAA’s workforce consists of full-time employees. IAA uses innovative efforts to recruit, train and develop IAA’s employees for long-term success with the organization and, to the extent possible, IAA strives to promote from within the organization. IAA’s employees have rated IAA a Great Place to Work® since 2018.
In addition to the employee workforce, from time to time, IAA also utilizes temporary labor services to assist in handling the vehicles consigned to IAA and to provide certain other services. Some of the services IAA provides are outsourced to third party providers that perform the services either on-site or off-site. The use of third party providers depends upon the resources available at each auction facility as well as peaks in the volume of vehicles offered at auction.
Social Policies
Diversity, Equity and Inclusion
IAA believes that a diverse, equitable and inclusive environment of employees produces more creative solutions, results in better, more innovative products and services and is crucial to IAA’s efforts to attract and retain key talent. IAA has a Diversity, Equity and Inclusion (“DEI”) Council led by senior executives and comprised of employees at every level of the organization. The DEI Council focuses on initiatives to promote inclusion and cultural awareness and appreciation, increasing diversity and representation of historically underrepresented groups at the management levels and above, and also work with industry partners in their diversity, equity and inclusion efforts.
Of the approximately 3,490 employees based in the United States, approximately 53% of them identify as female. IAA also believes its workforce is ethnically diverse. At January 2, 2022, IAA’s U.S. workforce consisted of approximately 57% individuals identifying as White, 21% as Hispanic or Latino, 14% as Black or African American, 5% as Asian, 2% as two or more races, and less than 1% as Native Hawaiian or Pacific Islander or American Indian/Alaskan Native or Not Specified.
Additionally, of the approximately 630 employees serving in management roles and above, up to and including executives, 62.8% identify as male and 37.2% identify as female. Additionally, of those at a manager level and above, up to and including executives, approximately 70% identify as White, 8% as Hispanic or Latino, 5% as Asian, 4% as Black or African American, 1% as two or more races and less than 1% as Native Hawaiian or Other Pacific Islander, 12% Not Specified.
Human Rights
IAA respects the human rights and dignity of people throughout its operations and supply chain. IAA has adopted a supplier code of conduct (the “supplier code of conduct”), pursuant to which, it expects its suppliers to comply with laws promoting fair wages, appropriate working hours, safe working conditions and individual security, as well as laws prohibiting forced or underage labor and human trafficking. Pursuant to the supplier code of conduct, IAA expects its suppliers to respect the rights of their employees to associate or not associate with any groups or organizations, as permitted by and in accordance with applicable laws and regulations. The supplier code of conduct is available on IAA’s website at www.investors.iaai.com/governance/governance/default.
Global Environment
IAA is committed to operating its business with the care and diligence necessary to preserve the environment for present and future generations. IAA’s Code of Business Conduct & Ethics (the “business conduct & ethics code”) sets an expectation that environmental compliance in its operations is a minimum requirement and is the responsibility of all employees. The business conduct & ethics code is available on IAA’s website at www.investors.iaai.com/governance/governance/default. IAA has also adopted a global environmental policy to establish principles that IAA operations and business decisions consider as IAA balances environmental compliance and stewardship opportunities for its future success to the benefit to the communities in which IAA operates.
In accordance with the supplier code of conduct, IAA expects its suppliers to follow all applicable environmental laws, regulations, and standards. This includes requirements for chemical and waste management and disposal, recycling, industrial wastewater treatment and discharge, air emissions controls, environmental permits, and environmental reporting.

DEVELOPMENT OF THE BUSINESS OVER THE LAST THREE FINANCIAL YEARS
2019
•
On May 22, 2019, IAA entered into a purchase agreement, pursuant to which, it agreed to issue 5.5% unsecured senior notes due 2027 in an aggregate principal amount of $500 million (the “notes”) in a private offering exempt from the registration requirements of the Securities Act.

•
On June 6, 2019, IAA issued the notes under an indenture with the U.S. Bank National Association (the “indenture”). Pursuant to the terms of the indenture, IAA pays interest on the notes at a rate of 5.5% per annum, with the notes maturing on June 15, 2027. At any time and from time to time, IAA may, at its option, redeem up to 40% of the original aggregate principal amount of the notes issued under the indenture with the proceeds of certain equity offerings. The indenture contains covenants which, among other things, restrict IAA and certain of its subsidiaries’ ability to pay dividends on or make other distributions in respect of equity interests or make other restricted payments, certain investments, incur liens on certain assets to secure debt, sell certain assets, consummate certain mergers or consolidations or sell all or substantially all assets. The indenture also imposes mandatory redemption obligations on IAA in the event of certain corporate actions.

•
On June 27, 2019, IAA entered into an intercompany separation and distribution agreement with KAR (the “separation agreement”), pursuant to which, amongst other things, KAR distributed 100% of the issued and outstanding shares of IAA common stock to the holders of record of KAR’s common stock on a pro rata basis, with each shareholder of KAR receiving one share of IAA common stock for each share of KAR common stock held. In connection with the separation and distribution and in accordance with the terms of the separation agreement: (i) IAA entered into the 2019 credit agreement (as defined below) and the ancillary agreements (as defined below); and (ii) IAA agreed to certain restrictive covenants, including a non-compete provision for a term of five years from the date of the separation agreement. The separation agreement contained additional representations, warranties and conditions customary for a restructuring transaction of its nature. The separation agreement was effected on 12:01 a.m. Eastern Daylight Time on June 28, 2019. Immediately following the effective time, IAA became an independent publicly-traded company listed on the NYSE under the symbol “IAA”.

•
In connection with IAA’s separation from KAR and pursuant to the terms of the separation agreement, IAA entered into three material ancillary agreements (collectively, the “ancillary agreements”), the details of which are as follows:

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a transition services agreement dated June 27, 2019 between KAR and IAA pursuant to which, amongst other things, KAR and IAA agreed to provide, on an interim, transitional basis and for a fee, various services to each other, including information technology, accounts payable, payroll and other financial functions and administrative services for a period of two years from the date of the separation agreement, which term expired June 27, 2021;

•
a tax matters agreement dated June 27, 2019 between KAR and IAA (the “tax matters agreement”) pursuant to which, amongst other things, KAR and IAA agreed to terms that will generally govern their respective rights, responsibilities and obligations with respect to taxes, tax attributions, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for any tax period ending on or before the distribution date, as well as tax periods beginning after the distribution date. In addition, the tax matters agreement imposed certain restrictions on IAA and its subsidiaries designed to preserve the tax-free status of the separation, the distribution and certain related transactions, and provided special rules that allocate tax liabilities in the event the separation, the distribution or certain related transactions failed to qualify as tax-free for U.S. federal income tax purposes; and

•
an employment matters agreement dated June 27, 2019 between KAR and IAA (the “employment matters agreement”) pursuant to which, amongst other things, KAR and IAA allocated liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs and other related matters with respect to the current and former employees and non-employee directors of each of KAR and IAA.

•	On June 27, 2019, IAA amended and restated its certificate of incorporation and its bylaws changing its name to IAA, Inc.
•
On June 27, 2019, the IAA board approved the 2019 omnibus stock and incentive plan (the “2019 OSIP”). The purpose of the 2019 OSIP is to provide an additional incentive to selected management employees, directors, independent contractors and consultants of IAA whose contributions are essential to the growth and success of IAA in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of IAA.

•
On June 28, 2019, IAA entered into a credit agreement by and among IAA, JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders (the “2019 credit agreement”). The 2019 credit agreement provided for, among other things: (i) a seven-year senior secured term loan facility in an aggregate principal amount of $800 million (the “term loan facility”); and (ii) a five-year revolving credit facility in an aggregate principal amount of $225 million (the “revolving credit facility”). The revolving credit facility also included a $50 million sub-limit for issuance of letters of credit and a $50 million sublimit for swing line loans.

•
On July 31, 2019, IAA acquired DDI Technology, a leading electronic lien and title technology firm based in Lexington, South Carolina, for an initial purchase price of approximately $17 million, subject to adjustment.

•	On September 10, 2019, IAA appointed Christopher Carlson to serve as its Vice President, Corporate Controller and principal accounting officer.
2020
•
On May 1, 2020, IAA entered into an incremental commitment agreement no. 1, by and among IAA and certain subsidiaries of IAA, JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders. The agreement was entered into pursuant to the 2019 credit agreement and provided for an increase to available revolving commitments under the 2019 credit agreement by an additional $136 million, the proceeds of which may be used for working capital and general corporate purposes. The aggregate revolving commitments under the 2019 credit agreement was thus increased to $361 million.

•
IAA completed the roll-out of its buyer digital transformation in the United States in April 2020 and in Canada in July 2020. As a result, IAA shifted to a fully online, digital auction model. IAA’s online marketplaces allow prospectus bidders to preview, bid and potentially buy vehicles prior to an auction event.

•	On July 7, 2020, IAA entered into a credit agreement which provided for a revolving credit facility in an aggregate principal amount of C$10 million (the “canadian credit facility”).
2021
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On April 30, 2021, IAA entered into a credit agreement between IAA, as borrower, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A. as administrative agent (the “2021 credit agreement”). The 2021 credit agreement provides for, among other things: (i) a senior secured term loan in an aggregate principal amount of $650 million (the “2021 term loan); and (ii) a senior secured revolving facility with revolving commitments in an aggregate principal amount of $525 million (the “2021 revolving credit facility and, together with the 2021 term loan, the “2021 credit facility”). Borrowing availability under the 2021 revolving credit facility is subject to no default or event of default under the 2021 credit agreement having occurred at the time of borrowing. The proceeds of the 2021 credit facility were used, along with cash on hand, to repay in full all outstanding borrowings under the 2019 credit agreement. The 2021 credit facility matures on April 30, 2026. Pursuant to the terms of the 2021 credit agreement, among other things:

•
borrowings bear interest at: (1) the highest of the prime rate, the federal funds rate plus 0.5%, or one-month LIBOR plus 1.00% (the “base rate”); or (2) LIBOR, in each case plus an applicable margin ranging from 0.375% to 1.25% with respect to base rate borrowings and 1.375% to 2.25% with respect to eurodollar borrowings, in each case, depending on IAA’s consolidated net leverage ratio;

•	the unused amount of the 2021 revolving credit facility is subject to a commitment fee ranging from 0.175% and 0.30% depending on the IAA’s consolidated net leverage ratio; and

•
IAA must comply with certain financial covenants and provided other affirmative and negative covenants that are usual and customary for a senior secured credit agreement and customary events of default.

•	On May 5, 2021, IAA terminated the Canadian Credit Facility.
•	On June 18, 2021, IAA acquired Marisat, Inc. d/b/a Auto Exchange, a salvage auction provider located in New Jersey.
•
On September 1, 2021, Vance Johnston, former Executive Vice President and Chief Financial Officer resigned from his position and Susan Healy, Chief Financial officer, was appointed in his place to serve as IAA’s principal financial officer.

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On October 26, 2021, IAA acquired SYNETIQ Ltd. (“SYNETIQ”), a leading integrated salvage and vehicle dismantling company in the United Kingdom, providing services at every stage of the salvage journey, from salvage, sale, dismantling and parts sales to scrappage.

2022
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On November 6, 2022, the IAA board approved and adopted an amendment and restatement of IAA’s bylaws to, amongst other things, amend the advance notice requirements applicable therein, adopt an exclusive forum provision designating the U.S. federal courts as the exclusive forum for all claims arising under the Securities Act of 1933, as amended, and address recent amendments to the DGCL.

•
On November 7, 2022, IAA entered into the merger agreement, providing for RBA’s acquisition of IAA in a stock and cash transaction. See the section entitled “The Merger Agreement” for a summary of the key terms with respect to the merger agreement.

2023 (Subsequent Events)
•	On January 22, 2023, IAA entered into the merger agreement amendment. See the section entitled ‘‘The Merger Agreement” for a summary of the key terms contained therein.
•
On January 22, 2023, IAA entered into a cooperation agreement with Ancora and certain of its affiliates regarding RBA's acquisition of IAA, the membership and composition of the Board in certain circumstances and related matters (the “cooperation agreement”). Pursuant to the cooperation agreement, Ancora committed to appear at the special meeting of IAA stockholders to consider and vote in favour of the transactions contemplated by the original merger agreement, as amended by the merger agreement amendment, and, subject to certain limited exceptions, in favour of all proposals submitted to the IAA stockholders at such meeting. Amongst other provisions, the cooperation agreement includes a standstill period beginning on the date of the cooperation agreement and ending on the later of the closing of the transactions contemplated by the merger agreement amendment or the conclusion of the 2023 annual general meeting of IAA stockholders.

RISK FACTORS
In addition to the other information in this joint proxy statement/prospectus, including the information set out in the section entitled “Risk Factors,” you should carefully consider the following risk factors in evaluating IAA and IAA’s business. You should also carefully review the cautionary statements referred to in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The following risk factors, as well as risks currently unknown to IAA, could materially adversely affect IAA’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to IAA or its business, property or financial results. The risks set out below are not the only risks IAA faces; risks and uncertainties not currently known to IAA or that IAA currently deems to be immaterial may also materially and adversely affect IAA’s business, financial condition, results of operations and prospects. When assessing these risk factors, you should also refer to the other information contained in this joint proxy statement/prospectus, including IAA’ financial statements and related notes thereto.

Risks Related to the Effects of COVID-19 and Other Potential Future Health Crises
IAA’s business is subject to risks arising from epidemic and pandemic diseases, such as the COVID-19 illness. The COVID-19 pandemic and measures intended to reduce its spread has affected, and may continue to, adversely affect IAA’s business, results of operations and financial condition.
The global COVID-19 pandemic continues to severely impact worldwide economic activity. A pandemic, including COVID-19, or other public health epidemic poses the risk that IAA or IAA’s employees, suppliers, subhaulers and other partners may be prevented from conducting business activities at full capacity for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities.
The continued spread of COVID-19 and its variants and the measures taken by the governments of countries affected and in which IAA operates have disrupted and may continue to disrupt the supply of salvage vehicles. For example, following stay-at-home orders and other mandates implemented by federal, state and local governments in mid-March 2020, miles driven declined significantly and reduced the supply of salvage vehicle assignments. This decline in volume significantly impacted IAA’s business in fiscal 2020 and, to a lesser extent, in fiscal year 2021. Even with improvement in miles driven and vehicle assignments beginning in the second half of 2020 and continuing through fiscal year 2021, miles driven remain slightly lower than pre-COVID levels. If the stabilization in miles driven and vehicle assignments is not achieved and sustained, it could adversely affect IAA’s operating results and financial condition. In addition, labor, towing and other transportation shortages have negatively impacted IAA’s costs and IAA expects they will continue to do so at least in the near term.
The COVID-19 outbreak and mitigation measures have also had an adverse impact on global economic conditions and could impact IAA’s ability to access the capital markets on terms acceptable to IAA, if at all. The further spread of COVID-19, including due to more contagious and/or vaccine resistant variants, and actions taken to limit and combat the spread, will impact IAA’s ability to carry out IAA’s business as normal, and may materially adversely impact IAA’s business, operating results and financial condition. The extent to which the COVID-19 pandemic continues to impact IAA’s business and results of operations will depend on future developments that are highly uncertain and cannot be predicted, including the duration and severity of the virus and the actions taken to contain its impact and spread; resurgences of COVID-19 or variants thereof that may continue to occur; other actions taken by governments, businesses, and individuals in response to the virus and any resulting economic disruption; and how quickly and to what extent normal economic and operating conditions resume.
Risks Related to Supply, Demand and Competition
IAA’s business and operating results would be adversely affected due to: loss of one or more significant suppliers, reduction in significant volume from suppliers, an adverse change in IAA’s supplier relationships, or a disruption to IAA’s supply of damaged, total loss and low-value vehicles.
IAA’s business depends on suppliers of damaged, total loss and low-value vehicles. Approximately one-third of IAA’s revenue is earned from vehicle suppliers or sellers. IAA’s vehicle suppliers include insurance companies, used-vehicle dealers, rental car and fleet lease companies, auto lenders and charitable organizations, among others. IAA has established long-term relationships with virtually all of the major automobile insurance companies. During fiscal 2021, approximately 40% of IAA’s revenues were associated with vehicles supplied by IAA’s three largest insurance customers in the U.S. segment. IAA’s agreements with insurance company suppliers are generally subject to cancellation by either party upon 30 to 90 days’ notice. There can be no assurance that IAA’s existing agreements will not be canceled or that IAA will be able to enter into future agreements on favorable terms with these suppliers. IAA works to develop strong relationships with IAA’s suppliers to better understand their needs. From time to time, however, IAA experiences the loss of suppliers or a reduction in volume from IAA’s suppliers, including IAA’s top vehicle suppliers. If IAA loses one or more of IAA’s significant suppliers, or if one or more of IAA’s large suppliers were to significantly reduce volume for any reason or favor competitors or new entrants, IAA may not be successful in replacing such business and IAA’s profitability and operating results could be materially adversely affected.
Generally, institutional and dealer suppliers make non-binding long-term commitments to IAA regarding consignment volumes. Changes in the consignment patterns of IAA’s key suppliers could have a material adverse effect on IAA’s business and operations. There are many factors that can adversely affect volume from suppliers, many of which are beyond IAA’s control. These factors include, but are not limited to, the following: a decrease in the number of vehicles in operation or miles driven; mild weather conditions that cause fewer traffic accidents; reduction of policy writing by insurance providers that would affect the number of claims over a period of time;

increases in fuel prices that could lead to a reduction in the miles driven per vehicle, which may reduce the accident rate; changes in vehicle technology, an increase in autonomous vehicles and vehicles equipped with advanced driver-assistance systems (ADAS); a decrease in the percentage of claims resulting in a total loss or elimination of automotive collision coverage by consumers; delays or changes in state title processing; government regulations on the standards for producing vehicles; and changes in direct repair procedures that would reduce the number of newer, less damaged total loss vehicles, which tend to have higher salvage values. Furthermore, in periods when the supply of vehicles from the insurance sector declines, salvage operators have acquired and in the future may acquire vehicles on their own. Also, when used vehicle prices are high, used-vehicle dealers may retail more of their trade-in vehicles on their own rather than selling them at auction. If the supply or value of damaged, total loss and low-value vehicles coming to auction declines significantly, IAA’s revenues and profitability may be adversely affected.
IAA’s business and operating results would be adversely affected if IAA is unable to meet or exceed IAA’s buyer customers’ demand and expectations or due to a disruption in demand of damaged, total loss and low-value vehicles.
IAA believes IAA’s future success depends in part on IAA’s ability to respond to changes in buyer requirements, IAA’s ability to meet service level expectations of both buyers and sellers and IAA’s ability to meet regulatory requirements for such customers. IAA’s buyer customers include automotive body shops, rebuilders, used car dealers, automotive wholesalers, exporters, dismantlers, recyclers, brokers, and the general public, among others. IAA works to develop strong relationships and interactive dialogue with IAA’s customers to better understand current trends and customer needs. If IAA is not successful in meeting IAA’s customers’ expectations, IAA’s customer relationships could be negatively affected and result in a loss of future business, which would adversely affect IAA’s operating results and financial condition.
IAA’s market position and competitive advantage could be threatened by IAA’s competitors and/or disruptive new entrants.
IAA faces significant competition for the supply of damaged and total loss vehicles and the buyers of those vehicles. IAA’s principal sources of competition historically have come from (1) direct competitors (e.g., Copart, Inc. and Total Resource Auctions, a subsidiary of Cox Enterprises, Inc.), (2) new entrants, including new vehicle remarketing venues, and (3) existing alternative vehicle remarketing venues, including used-vehicle auctions and certain salvage buyer groups. Due to the increasing use of the internet and other technology as marketing and distribution channels, IAA may face increasing competition from online wholesale and retail marketplaces (generally without any meaningful physical presence) and from IAA’s own customers, including insurance companies, when they sell directly to end users through such platforms rather than remarket vehicles through IAA’s marketplaces. Increased competition could result in price reductions, reduced margins or loss of market share.
IAA’s future success also depends on IAA’s ability to respond to evolving industry trends, changes in customer requirements and new technologies. Some of IAA’s competitors may have greater financial and marketing resources than IAA does, may be able to respond more quickly to evolving industry dynamics and changes in customer requirements, or may be able to devote greater resources to the development, promotion and sale of new or emerging services and technologies. IAA’s ability to successfully grow through investments in the area of emerging opportunities depends on many factors, including advancements in technology, regulatory changes and other factors that are difficult to predict, or that may significantly affect the future of electrification, autonomy, and mobility. If IAA is unable to compete successfully or to successfully adapt to industry changes, IAA’s business, revenues and profitability could be materially adversely affected.
Also, see “The separation agreement that IAA entered into with KAR limits IAA’s ability to compete in certain markets for a period of time following the Separation, and in certain instances, requires that IAA make revenue and profit sharing payments to KAR related to specific customer segments.”
If IAA’s facilities lack the capacity to accept additional vehicles, then IAA’s relationships with insurance companies or other vehicle suppliers could be adversely affected.
IAA regularly evaluates IAA’s capacity in all of IAA’s markets and, where appropriate, seek to increase capacity through the acquisition of additional land and facilities. Capacity at IAA’s facilities varies from period to period and by region as a result of various factors, including natural disasters. IAA may not be able to reach agreements to purchase or lease storage facilities in markets where IAA has limited available capacity, and zoning restrictions or difficulties obtaining use permits may limit IAA’s ability to expand IAA’s capacity through acquisitions of new land. If IAA fails to have sufficient capacity at one or more of IAA’s facilities, IAA’s relationships with insurance companies or other vehicle suppliers could be adversely affected, which could adversely affect IAA’s operating results and financial condition.
Macroeconomic factors, including high fuel prices, high labor costs, rising inflation and changes in used car prices, may have an adverse effect on IAA’s revenues, gross profit and operating results.
Macroeconomic factors that affect oil prices and the vehicle and commodity markets can have adverse effects on IAA’s revenues and operating results. Significant increases in the cost of fuel, whether due to inflationary pressures, the current war between Ukraine and Russia or otherwise, could lead to a reduction in miles driven per car and a reduction in accident rates. A material reduction in accident rates, whether due to a reduction in miles driven or other factors, could reduce IAA’s vehicle assignment volumes which, in turn, could have a material adverse impact on IAA’s revenues. In addition, significant increases in the cost of fuel have resulted and could continue to result in an increase in the prices charged to IAA by its independent subhaulers and trucking fleet operators. Further, IAA has recently experienced labor shortages, which have resulted in an increase in associated costs, such as increased overtime to meet demand and increased wages to attract and retain employees. If these conditions or other inflationary pressures continue, IAA’s costs for towing and branch labor may continue to rise. To the extent IAA is unable to pass these costs on to its customers, the increase in prices charged by IAA’s independent subhaulers and trucking fleet operators and the increase in labor costs have negatively impacted and could continue to negatively impact its profitability.
Volatility in used car prices could have a material adverse effect on IAA’s revenues in future periods. While increased used vehicle prices have historically resulted in an increase in its revenue per unit, a sustained increase in used vehicle prices may result in vehicle owners holding on to their vehicles for longer periods of time, which could negatively impact IAA’s vehicle assignment volumes.
In addition, IAA continues to invest in capacity expansion, including the opening of new auction facilities. Adverse economic conditions, including increases in interest rates and lease rates, real estate values and real estate development and construction costs, may increase the costs required to invest in capacity expansion or delay IAA’s ability to open new facilities, both of which could have a material impact on its consolidated results of operations and financial position.
Risks Related to IAA’s Business and Operations
IAA may be unable to keep existing facilities or open new facilities in desirable locations and on favorable terms, which could materially and adversely affect IAA’s results of operations.
Local land use and zoning regulations, environmental regulations and other regulatory requirements may impact IAA’s ability to find suitable locations and influence the cost of IAA’s operations. The majority of IAA’s salvage auction vehicle facilities are leased. The termination or expiration of leases at existing facilities may adversely affect IAA, if the renewal terms of those leases are unacceptable to IAA, and IAA is forced to close the facilities. If IAA determines to close a location, IAA may remain obligated under the applicable lease for the remaining lease term and may have to expense the unamortized portion of the right-of-use assets, in part or in full, as an impairment which may have a material impact on IAA’s consolidated results of operations and financial position. Also, if IAA is unable to maintain IAA’s existing facilities or open new facilities in desirable locations and on favorable terms, IAA’s results of operations could be materially and adversely affected. Further, in an increasing number of markets where IAA experiences significant capacity constraints together with pressing customer demand and a lack of viable alternatives for expansion due to zoning and land use restrictions, IAA may be required to purchase, lease or occupy industrial sites which may contain significant environmental impacts. See “Environmental, health and safety risks could adversely affect IAA’s operating results and financial condition.”
IAA may not be successful in the implementation of IAA’s business strategy or IAA may improperly align new strategies with IAA’s vision, which could lead to the misapplication of IAA’s resources.
IAA’s business, results of operations, and financial condition depend on IAA’s ability to execute IAA’s business strategy. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of IAA’s control. Accordingly, IAA cannot predict whether or when IAA will succeed in implementing these strategic initiatives, and even if IAA does succeed,

IAA’s strategy may not have the favorable impact on IAA’s business, results of operations, or financial condition that IAA anticipates. Additionally, IAA’s business strategy may change from time to time, which could delay IAA’s ability to implement initiatives that IAA believes are important to IAA’s business.
IAA may not properly leverage or make the appropriate investment in technology advancements, which could result in the loss of any sustainable competitive advantage in products, services and processes.
IAA’s business is dependent on information technology. Robust information technology systems, platforms and products are critical to IAA’s operating environment, digital online products and competitive position. Rapid technology changes may render IAA’s technology obsolete and understanding technology innovation is necessary to remain at the forefront of IAA’s industry. While IAA continues to invest in IAA’s core information technology capabilities, IAA may not be successful in structuring IAA’s information technology or developing, acquiring or implementing information systems that are competitive and responsive to the needs of IAA’s customers. In addition, IAA might lack sufficient resources to continue to make the significant investments in information technology necessary to compete with IAA’s competitors. Certain information technology initiatives that management considers important to IAA’s long-term success will require capital investment, have significant risks associated with their execution, and could take several years to implement. If IAA is unable to develop/implement these initiatives in a cost-effective, timely manner or at all, it could damage IAA’s relationships with IAA’s customers and negatively impact IAA’s financial condition and results of operations.
Reliance on IAA’s subhaulers and trucking fleet operations could materially and adversely affect IAA’s business and reputation.
IAA relies on independent subhaulers and trucking fleet operations to pick up and deliver vehicles to and from IAA’s auction facilities. Consistent with the economy generally, IAA has recently experienced a shortage of towers and haulers, which has resulted in an increase in costs charged to IAA by towers and subhaulers for these services, and IAA cannot provide assurances that towers and subhaulers will be available in a timely manner to pick up and deliver vehicles. Failure to pick up and deliver vehicles in a timely manner could harm IAA’s brand and reputation, and adversely impact IAA’s overall business and results of operations. Further, an increase in fuel cost may lead to increased prices charged by IAA’s independent subhaulers and trucking fleet operators, which may significantly increase IAA’s cost. IAA may not be able to pass these costs on to IAA’s suppliers or buyers. IAA is also exposed to risks associated with inclement weather, disruptions in the transportation infrastructure and increase in the price of fuel, any of which could increase IAA’s operating costs. If IAA experiences problems or are unable to negotiate or obtain favorable terms with IAA’s subhaulers, IAA’s results of operations could be materially and adversely affected.
Weather-related and other events beyond IAA’s control may adversely impact operations.
Extreme weather or other events, such as hurricanes, tornadoes, earthquakes, forest fires, floods, global pandemics or other health crises, terrorist attacks or war, may adversely affect the overall economic environment, the markets in which IAA competes, and IAA’s operations and profitability. These events may impact IAA’s physical auction facilities, causing a material increase in costs, or delays or cancellation of auction sales, which could have a material adverse impact on IAA’s revenues and profitability. In some instances, for example with the severe storm in August 2021 known as “Hurricane Ida”, these events may result in a sharp influx in the available supply of damaged and total loss vehicles and there can be no assurance that IAA’s business will have sufficient resources to handle such extreme increases in supply. IAA’s failure to meet IAA’s customers’ demands in such situations could negatively affect IAA’s relationships with such customers and result in a loss of future business, which would adversely affect IAA’s operating results and financial condition. In addition, revenues generated as a result of the total loss of vehicles associated with such a catastrophe are typically recognized subsequent to the incurrence of incremental costs and such revenues may not be sufficient to offset the costs incurred.
Mild weather conditions tend to result in a decrease in the available supply of damaged and total loss vehicles because traffic accidents decrease and fewer vehicles are damaged. Accordingly, mild weather can have an adverse effect on IAA’s damaged and total loss vehicle inventories, which would be expected to have an adverse effect on IAA’s revenue and operating results and related growth rates.
An increase in the number of damaged and total loss vehicles IAA purchases could adversely affect IAA’s profitability.
In certain countries, the salvage market typically operates on a principal basis, in which a vehicle is purchased and then resold, rather than on an agent basis, in which the auction acts as a sales agent for the owner of the vehicle.

Operating on a principal basis exposes IAA to inventory risks, including losses from theft, damage and obsolescence. If IAA purchases vehicles, the increased costs associated with acquiring the vehicles could have a material adverse effect on IAA’s gross profit margin and operating results. Vehicles sold under purchase agreements were approximately 6% of IAA’s vehicles sold both domestically and internationally for fiscal 2021. In addition, when vehicles are purchased, IAA is subject to changes in vehicle values, such as those caused by changes in commodity prices. Decreases in commodity prices, such as steel and platinum, may negatively affect vehicle values and demand at auctions.
If IAA fails to attract and retain key personnel, have inadequate succession planning, or manage labor shortages, IAA may not be able to execute IAA’s business strategies and IAA’s financial results could be negatively affected.
IAA’s success depends in large part on the performance of IAA’s senior executive team and other key employees, including key field, operations, sales and information technology personnel. If IAA loses the services of one or more of IAA’s executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete with IAA, IAA may not be able to effectively implement IAA’s business strategies, IAA’s business could suffer and the value of IAA’s common stock could be materially adversely affected. IAA’s auction business is directly impacted by the business relationships IAA’s employees have established with customers and suppliers and, as a result, if IAA loses key personnel, IAA may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service. Changes to IAA’s senior executive team and other key personnel will occur from time to time and IAA cannot predict whether significant resignations will occur or whether IAA will be able to recruit additional qualified personnel. IAA does not have nor does IAA currently expect to obtain key person insurance on any of IAA’s executive officers. Further, consistent with the economy generally, IAA has recently experienced labor shortages, which have resulted in an increase in associated costs, such as increased overtime to meet demand and increased wages to attract and retain employees. If IAA is unable to manage the impact of labor shortages, IAA may continue to experience higher labor costs and IAA’s results of operations could be materially and adversely affected.
A significant change in used-vehicle prices could impact the proceeds and revenue from the sale of damaged and total loss vehicles.
The volume of new vehicle production, accuracy of lease residual estimates, interest rate fluctuations, customer demand and changes in regulations, among other things, all potentially affect the pricing of used vehicles. A sustained reduction in used-vehicle pricing could result in lower proceeds from the sale of damaged and total loss vehicles and a related reduction in revenue per vehicle, a potential loss of consignors and decreased profitability. Conversely, when used vehicle prices are high, used-vehicle dealers may retail more of their trade-in vehicles on their own rather than selling them at auction, which could adversely affect IAA’s revenues and profitability.
IAA is partially self-insured for certain losses.
IAA self-insures a portion of employee medical benefits under the terms of IAA’s employee health insurance program, as well as a portion of IAA’s automobile, general liability and workers’ compensation claims. IAA records an accrual for the claims expense related to IAA’s employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. If actual trends, including the severity of claims and medical cost inflation above expectations were to occur, IAA’s self-insured costs would increase, which could have an adverse impact on IAA’s results of operations and financial position.
IAA has a material amount of goodwill which, if it becomes impaired, would result in a reduction in IAA’s net income.
Goodwill represents the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Current accounting standards require that goodwill be periodically evaluated for impairment based on the fair value of the reporting unit. Goodwill represents a significant percentage of IAA’s total assets. Declines in IAA’s profitability or the value of comparable companies may impact the fair value of IAA’s reporting units, which could result in a write-down of goodwill and a reduction in net income.
IAA assumes the settlement risk for vehicles sold through IAA’s marketplaces.
Typically, following the sale of a vehicle, IAA does not release the vehicle to a buyer until such time as IAA has received full payment for the vehicle. IAA may be obligated, however, to remit payments to a seller before receiving payment from a buyer and in those circumstances, IAA may not have recourse against sellers for any buyer’s failure to satisfy its payment obligations. Because IAA retains possession of the vehicle, IAA can resell the vehicle to mitigate any potential losses. Since revenue for most vehicles does not include the gross sales proceeds, failure to collect the receivables in full may result in a net loss up to the amount of gross sales proceeds on a per vehicle basis in addition to any expenses incurred to collect the receivables and to provide the services associated with the vehicle. If IAA is unable to collect payments on a large number of vehicles and IAA is unable to resell them and recover IAA’s costs, the resulting payment obligations to the seller and decreased fee revenues may have a material adverse effect on IAA’s results of operations and financial condition.
If IAA is unable to protect IAA’s intellectual property, the value of IAA’s brand and other intangible assets may be diminished, and IAA’s business may be adversely affected. Also, IAA may be subject to patent or other intellectual property infringement claims, which could have an impact on IAA’s business or operating results due to a disruption in IAA’s business operations, the incurrence of significant costs and other factors.
IAA relies and expect to continue to rely on a combination of confidentiality and license agreements with IAA’s employees, consultants and third parties with whom IAA has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect IAA’s proprietary rights. In the United States and internationally, IAA has filed various applications for protection of certain aspects of IAA’s intellectual property. However, third parties may knowingly or unknowingly infringe IAA’s proprietary rights, third parties may challenge proprietary rights held by IAA, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which IAA operates or intends to operate IAA’s business. In any or all of these cases, IAA may be required to expend significant time and expense in order to prevent infringement or to enforce IAA’s rights. Although IAA has taken measures to protect IAA’s proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with IAA’s business. If the protection of IAA’s proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of IAA’s brand and other intangible assets may be diminished and competitors may be able to more effectively mimic IAA’s service and methods of operations. Any of these events could have an adverse effect on IAA’s business and financial results.
From time to time, IAA may receive notices from others claiming that IAA infringed or otherwise violated their patent or intellectual property rights, and the number of these claims could increase in the future. Claims of intellectual property infringement or other intellectual property violations could require IAA to enter into licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require IAA to change business practices and limit IAA’s ability to compete effectively. Even if IAA believes that the claims are without merit, the claims can be time-consuming and costly to defend and may divert management’s attention and resources away from IAA’s businesses. If IAA is required to take any of these actions, it could have an adverse impact on IAA’s business and operating results.
Risks Related to Data and Cyber Security
Significant disruptions of information technology systems, infrastructure and business information could adversely affect IAA’s business and reputation.
IAA’s business involves the receipt and storage of information about IAA’s customers and employees and maintaining internal business data. IAA relies on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of IAA’s business processes and activities. The secure operation of these systems, and the processing, maintenance and storage of the information processed by these systems, is critical to IAA’s business operations and strategy. Information technology risks (including to the confidentiality, integrity and availability of digital assets) for companies have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of third parties or IAA’s employees, or may result from human error, accidental technological failure or physical break-ins. In addition, IAA’s technology infrastructure, information systems, and data storage facilities are vulnerable to damage or interruption from events beyond IAA’s control, including, but not limited to, natural disasters, physical break-ins, power loss and telecommunications failures. Although IAA has technology and information security processes and disaster recovery plans in place to mitigate IAA’s risks to these vulnerabilities, these measures may not be adequate to ensure that IAA’s operations will not be significantly disrupted upon the occurrence of any of these events. IAA’s customers and other parties in the payments value chain rely on IAA’s digital online products as well as other information technologies, computers, software and networks to conduct their operations. In addition, IAA’s customers increasingly use personal smartphones, tablet PCs and other mobile devices to access IAA’s online products and services and the security of these third party devices may be beyond IAA’s control. Any significant disruptions of IAA’s information technology systems or the theft of information from IAA’s data storage facilities could negatively impact IAA’s business, damage IAA’s reputation and materially adversely affect IAA’s consolidated financial position and results of operations.
Cyber attacks, including breaches of information technology systems and other cybersecurity incidents, could cause interruptions, malfunctions or other failures that could materially adversely affect IAA’s business and reputation and create data security risks.
IAA is highly dependent on information technology networks and systems, including the internet, to securely process, transmit, and store electronic information. IAA has experienced cyber incidents and security breaches of varying degrees to IAA’s information technology infrastructure and systems. IAA believes it will continue to be a potential target of cyber threats and incidents in the future, which may result in unauthorized access to IAA’s computer systems and networks, including IAA’s cloud-based platforms and the data contained, any of which may materially adversely affect IAA’s business. The technology infrastructure and systems of IAA’s suppliers, vendors, service providers, cloud solution providers and partners have also in the past experienced cyber incidents and any future cyber incidents involving these third parties may materially adversely affect out business. Cyber incidents can include computer viruses, computer denial-of-service attacks, phishing attacks, ransomware, worms, and other malicious software programs, covert introduction of malware to computers and networks, impersonation of authorized users, and efforts to discover and exploit any design flaws, bugs, security vulnerabilities or security weaknesses, as well as intentional or unintentional acts by employees or other insiders with access privileges, intentional acts of vandalism or fraud by third parties and sabotage. IAA believes cyber attack attempts are increasing in number and that cyber attackers are developing increasingly sophisticated systems and means to not only attack systems, but also to evade detection or to obscure their activities.
Continuous cyber incidents or a sustained cyber attack could jeopardize data security, lead to service interruptions, malfunctions or other failures in the information technology that supports IAA’s business and customers (such as the lack of availability of IAA’s value-added systems), as well as the operations of IAA’s customers or other third parties. Cyber-incidents, including security breaches involving customer data, could also lead to damage to IAA’s reputation with IAA’s customers and other parties and the market, additional costs (such as repairing systems, adding new personnel or protection technologies, or compliance costs), regulatory penalties, financial losses to both IAA and IAA’s customers and partners and the loss of customers and business opportunities. If such cyber incidents are not detected in a timely manner, their effects could be compounded.
Although IAA has technology and information security processes and disaster recovery plans in place to mitigate IAA’s risks to these vulnerabilities, these measures may not be adequate to ensure that IAA’s operations will not be significantly compromised or disrupted upon the occurrence of any such events. If IAA’s information technology is compromised, becomes inoperable for extended periods of time or ceases to function properly, IAA may have to make a significant investment to fix or replace the information technology and IAA’s ability to provide many of IAA’s electronic and online solutions to IAA’s customers may be impaired, which would have a material adverse effect on IAA’s consolidated operating results and financial position. In some instances, efforts to correct vulnerabilities or prevent attacks may reduce the performance of IAA’s computer systems and networks, which could negatively impact IAA’s business. In addition, as cyber threats continue to evolve, IAA may be required to expend significant additional resources to continue to modify or enhance IAA’s protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could disrupt IAA’s business, damage IAA’s reputation and materially adversely affect IAA’s financial position and results of operations.
IAA’s business is exposed to risks associated with online commerce security and credit card fraud.
IAA relies on encryption and authentication technology of third party partners to securely transmit confidential information such as customer credit card numbers. A compromise or breach of IAA’s own or IAA’s third party systems used to protect customer transaction data, whether due to viruses transmitted via the internet and other points of access, employee error, malfeasance, insufficiency, or defective design, could cause a service disruption. IAA maintains an information security program and IAA’s processing systems incorporate multiple levels of protection in order to address or otherwise mitigate these risks. Despite these mitigation efforts, there can be no assurance that IAA will not suffer losses in the future. Under current credit card practices, IAA may be held liable for fraudulent credit card transactions and other payment disputes with customers. As such, IAA has implemented certain anti-fraud measures, including credit card verification procedures and limiting the acceptance of credit cards from certain newly acquired customers. However, a failure to adequately prevent fraudulent credit card transactions could adversely affect IAA’s consolidated financial position and results of operations.
Compliance with U.S. and global privacy and data security requirements could result in additional costs and liabilities to IAA or inhibit IAA’s ability to collect and store data, and the failure to comply with such requirements could subject IAA to significant fines and penalties, which could adversely affect IAA’s business, financial condition and reputation.
IAA collects and stores sensitive and confidential data, including the intellectual property, proprietary business information, proprietary business information of IAA’s customers, as well as personally identifiable information of IAA’s customers and employees, in data centers and on information technology networks. Aspects of IAA’s operations and business are subject to privacy regulation in the United States, including the California Consumer Privacy Act (“CCPA”), California Privacy Rights Act (“CPRA”), and privacy regulations elsewhere around the globe, including the European Union’s General Data Protection Regulation (the “GDPR”). The CCPA, which came into effect beginning in January 2020, imposes notice and privacy policy requirements, and obligations to respond to requests to know and access to personal information, to delete personal information and to allow data subjects to opt out of the sale of their personal information. The CPRA was approved by voters in California in November 2020, and beginning in January 2023 will impose additional data protection obligations on companies doing business in California, including creation of a data protection agency with the power to impose administrative fines, additional consumer rights processes and opt-outs for certain uses of sensitive data. Aspects of the CPRA and its interpretation and enforcement remain uncertain. Similar privacy laws have been and may in the future be enacted by other states. The potential effects of the CCPA, CRPA and other similar state laws, are far-reaching and may require IAA to modify IAA’s data processing practices and policies and to incur substantial costs and expenses in an effort to comply with these regulations. There is also the potential for increased regulatory enforcement by the state agencies empowered to enforce these laws. In addition, the GDPR, which took effect in May 2018, imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater.
In addition, a growing number of legislative and regulatory bodies have adopted consumer notification and other requirements in the event that consumer information is accessed by unauthorized persons, and additional regulations regarding the use, access, accuracy, and security of such data are possible. In the U.S., state laws provide for disparate notification regimes. If IAA’s practices or products are deemed to be an invasion of privacy, whether or not consistent with current or future regulations and industry practices, IAA may be subject to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt IAA’s business and expose IAA to increased liability. IAA’s failure to comply with these laws, or any future laws or regulations of a similar nature, could result in substantial regulatory penalties, litigation expense, and loss of revenue.
These laws and regulations as well as laws and regulations in the various states or in other countries could limit IAA’s ability to pursue business opportunities IAA might otherwise consider engaging in, impose additional costs or restrictions on IAA, result in significant loss of revenue, impact the value of assets IAA holds, or otherwise significantly adversely affect IAA’s business. Any failure by IAA to comply with applicable laws or regulations could also result in significant liability to IAA, including liability to private plaintiffs as a result of individual or class action litigation, or may result in the cessation of IAA’s operations or portions of IAA’s operations or impositions of fines and restrictions on IAA’s ability to carry on or expand IAA’s operations. IAA’s operations could also be negatively affected by changes to laws and regulations and enhanced regulatory oversight of IAA’s customers and IAA. These changes may limit the manner in which IAA conducts IAA’s business or otherwise may have a negative impact on IAA’s ability to generate revenues, earnings, and cash flows. If IAA is unable to adapt IAA’s products and services to conform to the new laws and regulations, or if these laws and regulations have a negative impact on IAA’s customers, IAA may experience customer losses or increased operating costs, and IAA’s business and results of operations could be negatively affected.

Risks Related to Laws and Regulations
Changes in laws affecting the import and export of damaged and total loss vehicles may have an adverse effect on IAA’s business and financial condition.
IAA’s internet-based auction services have allowed IAA to offer IAA’s products and services to international markets and have increased IAA’s international buyer base. As a result, foreign buyers of damaged and total loss vehicles now represent a significant part of IAA’s total buyer base. Changes in laws, regulations and treaties that restrict the importation of damaged and total loss vehicles into foreign countries may reduce the demand for damaged and total loss vehicles and impact IAA’s ability to maintain or increase IAA’s international buyer base. The adoption of such laws or regulations in other jurisdictions that have the effect of reducing or curtailing IAA’s activities abroad could have a material adverse effect on IAA’s results of operations and financial condition by reducing the demand for IAA’s products and services.
IAA is subject to certain governmental regulations, including vehicle brokerage and auction laws and currency reporting obligations. IAA’s business is subject to risks related to litigation and regulatory actions.
IAA’s operations are subject to regulation, supervision and licensing under various federal, state, provincial and local authorities, agencies, statutes and ordinances, which, among other things, require IAA to obtain and maintain certain licenses, permits and qualifications and provide certain disclosures and notices. See Item 1. Business - Government Regulation for additional information.
Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for IAA. In addition, failure to comply with present or future laws and regulations or changes in existing laws or regulations or in their interpretation could have a material adverse effect on IAA’s operating results and financial condition.
IAA is also subject from time to time to a variety of legal actions relating to IAA’s current and past business operations, including litigation relating to employment-related issues, the environment and personal injury claims. There is no guarantee that IAA will be successful in defending itself in legal and administrative actions or in asserting IAA’s rights under various laws. In addition, IAA could incur substantial costs in defending ourselves or in asserting IAA’s rights in such actions. The costs and other effects of pending litigation and administrative actions against IAA cannot be determined with certainty. Although IAA currently believes that no such proceedings will have a material adverse effect, there can be no assurance that the outcome of such proceedings will be as expected.
Environmental, health and safety risks could adversely affect IAA’s operating results and financial condition.
IAA’s operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. IAA’s failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject IAA to significant liability or require costly investigative, remedial or corrective actions.
Some of the facilities on which IAA operates are impacted by significant recognized environmental concerns and pollution conditions. IAA has incurred and may in the future incur expenditures relating to compliance and risk mitigation efforts, releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant. Federal and state environmental authorities are currently investigating IAA’s role in contributing to contamination at the Lower Duwamish Waterway Superfund Site in Seattle, Washington and IAA’s subsidiary's role in contributing to the Pyrite Canyon Plume in Jurupa Valley, California. IAA’s potential liability at these sites cannot be estimated at this time. See “Legal Proceedings and Regulatory Actions.”
Risks Related to International Operations
IAA’s non-U.S. based operations subject IAA to unique operational, competitive and regulatory risks.
IAA anticipates that IAA’s non-U.S.-based operations will continue to subject IAA to risks associated with operating on an international basis, including:
•	exposure to foreign currency exchange rate risk, which may have an adverse impact on IAA’s revenues and profitability;

•	exposure to the principal or purchase auction model rather than the agency or consignment model, which may have an adverse impact on IAA’s margins and expose IAA to inventory risks;
•	restrictions on IAA’s ability to repatriate funds, as well as repatriation of funds currently held in foreign jurisdictions, which may result in higher effective tax rates;
•	tariffs and trade barriers and other regulatory or contractual limitations on IAA’s ability to operate in certain foreign markets;
•	compliance with the Foreign Corrupt Practices Act;
•	compliance with the various privacy regulations, including the GDPR;
•	dealing with unfamiliar regulatory agencies and laws favoring local competitors;
•	dealing with political and/or economic instability;
•	the difficulty of managing and staffing foreign offices, as well as the increased travel, infrastructure, legal and compliance costs associated with international operations;
•	localizing IAA’s product offerings; and
•	adapting to different business cultures and market structures.
IAA’s success will depend on IAA’s ability to anticipate and effectively manage these and other risks associated with operating on an international basis. IAA’s failure to manage these risks could have an adverse effect on IAA’s operating results and financial condition.
A portion of IAA’s net income is derived from IAA’s international operations, primarily Canada and the United Kingdom, which exposes IAA to foreign exchange risks that may impact IAA’s financial statements. In addition, increases in the value of the U.S. dollar relative to certain foreign currencies may negatively impact foreign buyer participation in IAA’s marketplaces.
Fluctuations between U.S. and foreign currency values may adversely affect IAA’s results of operations and financial position. In addition, there may be tax inefficiencies in repatriating cash from IAA’s foreign subsidiaries. Approximately 15% of IAA’s revenues were attributable to IAA’s foreign operations for the fiscal year ended January 2, 2022. Changes in the value of foreign currencies, particularly Canadian dollar and pound sterling relative to the U.S. dollar, could negatively affect IAA’s profits from foreign operations and the value of the net assets of IAA’s foreign operations when reported in U.S. dollars in IAA’s financial statements. A 10% change in the average Canadian and U.K. exchange rate for the twelve months ended January 2, 2022 would have impacted net income by approximately $1.8 million.
In addition, fluctuations in exchange rates may make it more difficult to perform period-to-period comparisons of IAA’s reported results of operations. For purposes of accounting, the assets and liabilities of IAA’s foreign operations are translated using period-end exchange rates; such translation gains and losses are reported in “Accumulated other comprehensive income/loss” as a component of stockholders’ equity. The revenues and expenses of IAA’s foreign operations are translated using average exchange rates during each period.
Likewise, IAA has a significant number of non-U.S.-based buyers who participate in IAA’s marketplaces. Increases in the value of the U.S. dollar relative to these buyers’ local currencies may reduce the prices they are willing to pay at auction, which may negatively affect IAA’s revenues.
Risks Related to IAA’s Separation and Distribution
The separation agreement that IAA entered into with KAR limits IAA’s ability to compete in certain markets for a period of time following the separation, and in certain instances, requires that IAA make revenue and profit-sharing payments to KAR related to specific customer segments.
Prior to the separation with KAR, IAA was a wholly owned subsidiary of KAR. Accordingly, KAR possessed and exercised sole and absolute discretion to determine and change the terms of the separation agreement. The separation agreement contains a covenant not to compete, prohibiting IAA and IAA’s affiliates from engaging in certain non-salvage activities in competition with KAR’s business for a period of five years following the separation in certain jurisdictions, subject to certain exceptions. IAA is expressly permitted to continue to conduct IAA’s salvage auction business as conducted immediately prior to the separation. The exceptions also permit IAA to conduct certain non-salvage business, in some cases subject to a revenue sharing mechanic in the event such business exceeds specified volume limits or other thresholds. These restrictions may limit IAA’s ability to compete in certain markets and could materially and adversely affect IAA’s business, growth strategy, financial condition and results of operations.
If the separation and distribution fail to qualify as a tax-free transaction for U.S. federal income tax purposes, then IAA, KAR and KAR’s stockholders could be subject to significant tax liability or tax indemnity obligations.
KAR received an Internal Revenue Service ruling on certain issues relevant to the qualification of the separation and distribution as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations (the “IRS Ruling”). The IRS Ruling does not address all of the requirements for tax-free treatment of the separation and distribution.
As a condition to the distribution of IAA shares to KAR stockholders, KAR received an opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, substantially to the effect that, for U.S. federal income tax purposes, the separation and distribution, taken together, qualifies as a transaction that generally is tax-free to KAR and KAR’s stockholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Notwithstanding the tax opinion, the IRS could determine on audit that the distribution should be treated as a taxable transaction if it determines that any of the facts, assumptions, representations or covenants set forth in the tax opinion is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution, or if the IRS were to disagree with the conclusions of the tax opinion. If the distribution is ultimately determined to be taxable, the distribution could be treated as a taxable dividend to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liability. In addition, KAR and/or IAA could incur significant U.S. federal income tax liabilities or tax indemnification obligations, whether under applicable law or the tax matters agreement that IAA entered into with KAR, if it is ultimately determined that certain related transactions were undertaken in anticipation of the distribution.
IAA may have received better terms from unaffiliated third parties than the terms IAA receives in IAA’s agreements with KAR.
The agreements IAA entered into with KAR in connection with the separation and distribution, including the separation agreement and the ancillary agreements, were prepared in the context of IAA’s separation from KAR while IAA was still a wholly owned subsidiary of KAR. Accordingly, during the period in which the terms of those agreements were prepared, IAA did not have an independent board of directors or a management team that was independent of KAR and KAR possessed and exercised sole and absolute discretion in determining the terms of the agreements. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s length negotiations between unaffiliated third parties. IAA may have received better terms from third parties because, among other things, third parties may have competed with each other to win IAA’s business.
IAA will be required to satisfy certain indemnification obligations to KAR or IAA may not be able to collect on indemnification rights from KAR.
Under the terms of the separation and distribution, IAA is required to indemnify KAR from and with respect to (i) all debts, liabilities and obligations allocated or transferred to IAA in connection with the separation and distribution (including IAA’s failure to pay, perform or otherwise promptly discharge any such debts, liabilities or obligations after the separation and distribution), (ii) any breach by IAA of the separation agreement or any of the ancillary agreements, and (iii) any misstatement or omission of a material fact in IAA’s Registration Statement on Form 10. IAA is not aware of any existing indemnification obligations at this time, but any such indemnification obligations that may arise could be significant. Under the terms of the separation agreement, KAR is required to indemnify IAA from and after the separation and distribution with respect to (i) all debts, liabilities and obligations allocated to KAR after the separation and distribution (including its failure to pay, perform or otherwise promptly discharge any such debts, liabilities or obligations after the separation and distribution) and (ii) any breach by KAR of the separation agreement or any of the ancillary agreements. IAA’s and KAR’s ability to satisfy these indemnities, if called upon to do so, will depend respectively upon IAA’s and KAR’s future financial strength. If IAA is required to indemnify KAR, or if IAA is not able to collect on indemnification rights from KAR, IAA’s financial condition, liquidity or results of operations could be materially and adversely affected. IAA cannot determine whether IAA will have to indemnify KAR, or if KAR will have to indemnify IAA, for any substantial obligations after the distribution.

Risks Related to IAA’s Capital Structure and Organization
IAA has a substantial amount of debt, which could impair IAA’s financial condition and adversely affect IAA’s ability to react to changes in IAA’s business.
As of January 2, 2022, IAA’s total corporate debt was $1.3 billion. IAA’s indebtedness could have important consequences including:
•	limiting IAA’s ability to borrow additional amounts to fund working capital, capital expenditures, debt-service requirements, execution of IAA’s business strategy, acquisitions and other purposes;
•
requiring IAA to dedicate a substantial portion of IAA’s cash flow from operations to pay principal and interest on debt, which would reduce the funds available for other purposes, including funding future expansion;

•
making IAA more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in IAA’s business by limiting IAA’s flexibility in planning for, and making it more difficult to react quickly to, changing conditions; and

•
exposing IAA to risks inherent in interest rate fluctuations because the majority of IAA’s indebtedness is at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

In addition, if IAA is unable to generate sufficient cash from operations to service IAA’s debt and meet other cash needs, IAA may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance IAA’s indebtedness. IAA may not be able to refinance IAA’s debt or sell additional debt or equity securities or IAA’s assets on favorable terms, if at all, particularly because of IAA’s high levels of debt and the restrictions imposed by the agreements governing IAA’s indebtedness. If IAA must sell certain of IAA’s assets, it may negatively affect IAA’s ability to generate revenue. The inability to obtain additional financing could have a material adverse effect on IAA’s financial condition.
If IAA cannot make scheduled payments on IAA’s debt, IAA would be in default and, as a result:
•	IAA’s debt holders could declare all outstanding principal and interest to be due and payable;
•	the lenders under IAA’s senior secured credit facilities could terminate their commitments to lend IAA money and foreclose against the assets securing their borrowings; and
•	IAA could be forced into bankruptcy or liquidation.
IAA’s amended and restated certificate of incorporation and by-laws contain exclusive forum provisions that could limit an IAA stockholder’s ability to choose a judicial forum that it finds favorable for certain disputes with IAA or its directors, officers, stockholders, employees or agents, and may discourage lawsuits with respect to such claims.
IAA’s amended and restated certificate of incorporation provides that unless the IAA board otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of IAA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of IAA to IAA or its stockholders, (iii) any action asserting a claim against IAA or any director, officer, stockholder, employee or agent of IAA arising out of or relating to any provision of the DGCL or IAA’s amended and restated certificate of incorporation or by-laws, or (iv) any action asserting a claim against IAA or any director, officer, stockholder, employee or agent of IAA governed by the internal affairs doctrine, in all cases subject to the court having subject matter jurisdiction and personal jurisdiction over an indispensable party named as a defendant. The exclusive forum provision does not apply to any actions arising under the Securities Act or the Exchange Act, for which the U.S. federal courts have exclusive jurisdiction. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage these types of lawsuits. Alternatively, if a court were to find the exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, IAA may incur additional costs associated with resolving such matters in other jurisdictions.

DIVIDENDS OR DISTRIBUTIONS
Following IAA’s separation from KAR, IAA has not paid cash dividends on IAA common stock and has no plan to do so in the foreseeable future. The payment of any dividends in the future, and the timing and amount, thereof, will be made at the discretion of the IAA board, subject to applicable laws, and will depend on a number of factors, including IAA’s financial condition and prospects, capital requirements and access to capital markets, covenants associated with certain of IAA’s debt obligations, general business conditions, and other factors that the IAA board may deem relevant.
DISCLOSURE OF OUTSTANDING SECURITY DATA
As of January 25, 2023, there were 133,769,775 shares of IAA common stock issued and outstanding, 27,855 shares of IAA common stock underlying IAA restricted stock awards and 59,992 shares of IAA common stock underlying IAA phantom stock awards. In addition, there were 234,142 vested and unvested IAA options, 337,737.5 unvested IAA RSU awards and 312,172.5 unvested IAA PRSU awards issued and outstanding. Each IAA option, IAA RSU award and IAA PRSU award entitle the holder thereof to one share of IAA common stock upon exercise or conversion.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the share capitalization or the indebtedness of IAA since October 2, 2022.
OPTIONS TO PURCHASE SECURITIES
The following table sets forth the aggregate number of options to purchase IAA common stock that are outstanding as of January 25, 2023:
Category of Holder	Number of IAA options	Weighted Average Exercise Price	Expiration Date
All executive officers and past executive officers, as a group	112,621 IAA options	$46.97	10 years from issue date(1)
All directors and past directors who are not also executive officers, as a group	Nil	—	—
All executive officers and past executive officers of any of IAA’s subsidiaries, as a group	Nil	—	—
All of the directors and past directors who are not also executive officers of any of IAA’s subsidiaries, as a group	Nil	—	—
All other employees and past employees, as a group	121,521 IAA options	$31.72	10 years from issue date(1)
All other employees and past employees of any of IAA’s subsidiaries, as a group	Nil	Nil	—
All consultants, as a group	Nil	—	—
Note
(1)	Subject to certain circumstances, including earlier expiration in the event of termination, death or retirement.
For a discussion with respect to the treatment of the IAA options under the merger agreement, see the section entitled “The Merger Agreement – Treatment of Equity Awards.”

PRIOR SALES
Prior Sales
There have been no issuance of shares of IAA common stock for the 12-month period preceding the date hereof. The following table includes a summary of the issuance of all awards granted under IAA’s 2019 Omnibus Stock and Incentive Plan for the 12-month period preceding the date hereof.
Date of Issuance	Description of Securities Issued	Number of Securities
September 12, 2022	IAA PRSU awards	1,908
September 12, 2022	IAA RSU awards	4,251
June 15, 2022	IAA restricted stock awards	30,826
June 15, 2022	IAA RSU awards	4,456
May 19, 2022	IAA RSU awards	26,358
April 20, 2022	IAA PRSU awards	1,473.5
April 20, 2022	IAA RSU awards	11,794.5
March 28, 2022	IAA PRSU awards	147,555
March 28, 2022	IAA RSU awards	193,266
Trading Price and Volume
The shares of IAA common stock are currently listed on the NYSE under the symbol “IAA.” The following table summarizes the monthly range of high and low prices and total monthly volume of IAA common stock on the NYSE for the 12-month period preceding the date hereof, subject to rounding to the nearest whole cent.
Month	Price Range (US$)		Volume
	High	Low
January 2022	51.12	41.37	5,039,261
February 2022	47.36	32.84	9,803,599
March 2022	40.49	31.33	11,451,642
April 2022	39.29	35.85	5,129,705
May 2022	39.83	32.46	8,721,318
June 2022	39.37	32.00	7,847,163
July 2022	37.92	32.21	5,144,915
August 2022	39.00	34.79	6,360,762
September 2022	37.99	31.5	7,754,972
October 2022	38.69	31.79	6,065,961
November 2022	41.71	36.4	12,660,052
December 2022	40.66	36.75	25,214,286
January 2023	43.88	38.71	60,585,200
February 1, 2023 to February 8, 2023	43.06	41.5	8,728,562
PRINCIPAL SECURITYHOLDERS
To the knowledge of management of IAA, no person, firm or company will beneficially own, control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of IAA as of the date of this joint proxy statement/prospectus.

DIRECTORS AND EXECUTIVE OFFICERS
The IAA board is composed of nine (9) members. Each director holds office until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. IAA’s directors do not have a retirement age requirement under IAA’s amended and restated by-laws.
IAA’s executive officers are responsible for the management and representation of IAA. IAA has a strong management team led by John W. Kett, IAA’s Chief Executive Officer, with broad executive experience. IAA’s executive officers serve at the pleasure of the IAA board.
Directors and Executive Officers
The following table states the name, age, jurisdiction of residence and principal occupation of each director or executive officer of IAA. For information with respect to the security ownership of IAA’s directors and executive officers, see the section entitled “Certain Beneficial Owners of IAA Common Stock – Security Ownership of IAA Directors and Executive Officers.”
Name, Age and Jurisdiction of Residence	Current Position	Principal Occupation in the Last Five Years
John P. Larson, 59 (5) Colorado, United States	Director, Chairman
June 2019 – Present: Chairman of the Board
of IAA, Inc. and
June 2022 – Present: Executive Chairman of
Bestop, Inc.
2015 – June 2022: Chief Executive Officer
of Bestop, Inc.
2015 – June 2019: Lead Independent
Director, KAR Auction Services

John W. Kett, 59 (5) Illinois, United States	Director, President, and Chief Executive Officer	May 2014 – Present: Chief Executive Officer, IAA

Brian Bales, 59 (1)(4) Arizona, United States	Director	February 2015 – Present: Executive Vice President and Chief Development Officer of Republic Services, Inc.

Bill Breslin, 73 (2)(3) Texas, United States	Director	January 2009 – Present: Founder and Chief Executive Officer of Wenonah Consulting

Sue Gove, 63 (1)(4)(5) Texas, United States	Director	October 2022 – President & Chief Executive Officer, Bed Bath & Beyond Inc. August 2014 – Present: President of Excelsior Advisors, LLC

Lynn Jolliffe, 70 (1)(2)(3) Florida, United States	Director	January 2015 – Present: Chief Executive Officer of Jolliffe Solutions, Inc.

Olaf Kastner, 66 (2)(4)(5) Puchheim Germany	Director	December 2015 – September 2018: Former Regional President and Chief Executive Officer for China for the BMW Group

Peter Kamin, 60 (1)(3) Florida, United States	Director	January 2012 – Present: Founder and Managing Partner of 3K Limited Partnership

Michael Sieger, 61 (3)(5) Florida, United States	Director	January 2015 – January 2022: Claims President at The Progressive Corporation

Name, Age and Jurisdiction of Residence	Current Position	Principal Occupation in the Last Five Years
Susan Healy, 56 Wisconsin, United States	Executive Vice President and Chief Financial Officer	September 2021 – Present: Executive Vice President and Chief Financial Officer, IAA September 2016 – January 2021: Senior Vice President, Finance for Ulta Beauty Inc.

Sidney Peryar, 48 Illinois, United States	Executive Vice President, Chief Legal Officer and Secretary	June 2019 – Present: Executive Vice President, Chief Legal Officer and Secretary, IAA February 2017 – June 2019: Senior Vice President, General Counsel and Secretary, IAA

Tim O’Day, 59 Illinois, United States	President, U.S. Operations	June 2019 – Present: President, U.S. Operations, IAA September 2015 – June 2019: Senior Vice President of Finance, IAA

Maju Abraham, 46 Illinois, United States	Senior Vice President and Chief Information Officer	June 2019 – Present: Senior Vice President and Chief Information Officer, IAA September 2014 – June 2019: Vice President of Business Technology, IAA
Notes:
(1)	Member of the Audit Committee, with Sue Gove as Committee Chair.
(2)	Member of the Compensation Committee, with Lynn Jolliffe as Committee Chair.
(3)	Member of the Nominating & Corporate Governance Committee, with Peter Kamin as Committee Chair.
(4)	Member of the Risk & Sustainability Committee, with Brian Bales as Committee Chair.
(5)
Member of the Operations Committee, with Olaf Kastner as Committee Chair.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Corporate Cease Trade Orders or Bankruptcies
Except as disclosed below, to IAA’s knowledge, no director or executive officer of IAA is, or within the ten years prior to the date of this joint proxy statement/prospectus has been, a director, officer, or promoter of any person or company that, while that person was acting in that capacity, was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under applicable Securities Laws, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Susan Healy was a director of Orchard Supply Hardware Corp. (“Orchard”) from January 2011 to January 2014. On June 17, 2013, Orchard announced that it filed for Chapter 11 under the U.S. bankruptcy code. In connection with the bankruptcy proceedings, most of Orchard’s assets were subsequently sold to Lowe’s Companies, Inc.
Personal Bankruptcies
To IAA’s knowledge, no director or executive officer of IAA, nor security holder anticipated to hold a sufficient number of securities of IAA to affect materially the control of IAA, nor a personal holding company of any such person has, within the ten years before the date of this joint proxy statement/prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or officer, or personal holding company of any such person.

Penalties or Sanctions
To IAA’s knowledge, no director or executive officer of IAA, nor any security holder anticipated to hold a sufficient number of securities of IAA to materially affect the control of IAA, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision concerning an investment in IAA.
Conflicts of Interest
To the best of IAA’s knowledge, there are no existing or potential material conflicts of interest between IAA and any of its directors or officers as of the date of this joint proxy statement/prospectus. However, certain of IAA’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on IAA’s behalf.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
None of IAA’s directors, executive officers, employees, former directors, former executive officers or former employees and none of their respective associates, is or has within 30 days before the date of this joint proxy statement/prospectus, or at any time since the beginning of the most recently completed financial year been indebted to IAA or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to IAA.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
Other than as set out below, IAA was not subject to any material legal proceedings throughout the recently completed financial year. IAA is, from time to time, involved in legal claims, proceedings and complaints arising in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, IAA believes that any adverse decision in such proceedings or complaints will not have a material adverse effect on the financial condition or operations of IAA. The directors and management know of no contemplated or pending proceedings against anyone that might materially adversely affect IAA’s financial condition or results of operations.
Pyrite Canyon
In the fourth quarter of fiscal 2020, IAA’s wholly owned subsidiary, Insurance Auto Auctions, Inc. (hereafter “IAAI”), received a letter from the California Department of Toxic Substances Control (the “DTSC”) styled “Draft Imminent and Substantial Endangerment Determination and Consent Order” (the “Draft Order”) in which the DTSC states that IAAI, along with nine other respondents named in the Draft Order, has been named as a potential responsible party for the release of hazardous substances at the former Universal Propulsion Company site (the “Former UPCo Site”). The Draft Order states that the Former UPCo Site has been identified as contributing to the Pyrite Canyon Plume by the U.S. Environmental Protection Agency and prescribes initial steps and a schedule for responding to the release of hazardous substances at the Former UPCo Site. The Draft Order further states that IAAI has been identified as a potential responsible party because it is either the company or the successor of a company responsible for a release of hazardous substances at the Former UPCo Site. The Draft Order is currently unsigned and has not been issued by DTSC. On January 26, 2021, DTSC hosted an informational teleconference for the respondents named in the Draft Order. At the meeting, DTSC described the background and current status at the Former UPCo Site, but did not provide any information related to possible response actions, associated cost estimates or financial liability determinations. DTSC directed the Respondents to provide comments upon the Draft Order by March 1, 2021. DTSC subsequently extended the response deadline to April 30, 2021 pursuant to respondent requests. On March 30, 2021, IAAI provided DTSC with its response to the Draft Order. IAA does not believe that IAAI should bear any financial liability for actions taken pursuant to the Draft Order because it does not believe that IAAI is the company or a successor of a company responsible for a release of hazardous substances at the Former UPCo Site. IAAI currently leases 50 gross acres of the Former UPCo Site, having commenced a sublease at the location on or about March 1, 2016. At all times since, IAAI has used the site for vehicle storage and general operations. The most significant contaminants at the Former UPCo Site, and the Pyrite Canyon Plume are perchlorate, NDMA and PCBs. These contaminants pre-date IAAI’s occupancy and operations at the Former UPCo Site and are inconsistent with any chemicals stored at the location or used in its operations. IAAI has tendered this matter to its landlord pursuant to indemnity provisions in its sublease, and to its environmental insurance carrier. IAAI's landlord has responded by tendering its own indemnification demand to IAAI, and IAAI has notified its environmental insurance carrier of the same. At this time, IAA does not have adequate information to determine IAAI’s liability, if any, for contamination at the Former UPCo Site.
Lower Duwamish Waterway
Since June 2004, IAAI operated a branch on property it leased in Tukwila, Washington just south of Seattle. The property is located adjacent to a Superfund site known as the Lower Duwamish Waterway Superfund Site (“LDW Site”). The LDW Site had been designated a Superfund site in 2001, three years prior to IAAI’s tenancy. On March 25, 2008, the United States Environmental Protection Agency (the “EPA”) issued IAAI a General Notice of Potential Liability, or “General Notice,” pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) related to the LDW Site. On November 7, 2012, the EPA issued IAAI a Second General Notice of Potential Liability (the “Second General Notice”) for the LDW Site. The EPA's website indicates that the EPA has issued general notice letters to approximately 116 entities, and has issued Section 104(e) Requests to more than 300 entities related to the LDW Site. In the General Notice and Second General Notice, the EPA informed IAAI that the EPA believed IAAI may be a Potentially Responsible Party (“PRP”), but the EPA did not specify the factual basis for this assertion. At this time, the EPA still has not specified the factual basis for this assertion and has not demanded that IAAI pay any funds or take any action apart from responding to the Section 104(e) Information Request. Four PRPs, The Boeing Company, the City of Seattle, the Port of Seattle and King County - the Lower Duwamish Waterway Group (“LDWG”), have funded a remedial investigation and feasibility study related to the cleanup of the LDW Site. In December 2014, the EPA issued a Record of Decision (“ROD”), detailing the final cleanup plan for the LDW Site. The ROD estimated the cost of cleanup to be $342 million, with the plan involving dredging of 105 acres, capping 24 acres, and enhanced natural recovery of 48 acres. The estimated length of the cleanup was 17 years, including 7 years of active remediation, and 10 years of monitored natural recovery. IAAI is aware that certain authorities may bring natural resource damage claims against PRPs. On February 11, 2016, IAAI received a Notice of Intent letter from the United States National Oceanic and Atmospheric Administration informing IAAI that the Elliott Bay Trustee Council were beginning to conduct an injury assessment for natural resource damages in the LDW. The Notice of Intent indicated that the decision of the trustees to proceed with this natural resources injury assessment followed a pre-assessment screen performed by the trustees. Shortly thereafter, in a letter dated August 16, 2016, EPA issued a status update to the PRPs at the LDW Site. The letter stated that EPA expected the bulk of the pre-remedial design work currently being performed by the LDWG to be completed by the beginning of 2018, with the Remedial Design/Remedial. Action (“RD/RA”) phase to follow. The EPA previously anticipated that the pre-design work would be completed sometime during 2018, and IAA is not aware of any further information regarding that schedule. Accordingly, IAA is unable to predict when RD/RA negotiations with all PRPs might begin.
In addition, the Washington State Department of Ecology (“Ecology”) is working with the EPA in relation to the LDW Site, primarily to investigate and address sources of potential contamination contributing to the LDW Site. In 2007, IAA installed a stormwater capture and filtration system designed to treat sources of potential contamination before discharge to the LDW Site. The immediate-past property owner, the former property owner and IAA have had discussions with Ecology concerning possible source control measures, including an investigation of the water and soils entering the stormwater system, an analysis of the source of contamination identified within the system, if any, and possible repairs and upgrades to the stormwater system if required. As of May 31, 2020, IAAI ceased all operations at the site and terminated its remaining lease of the property in June 2020. Accordingly, IAAI submitted a Notice of Termination of its stormwater permit to Ecology, discontinuing IAA’s ongoing obligations around the stormwater system maintenance and any additional source control measures.
At this time, IAA has not received any further notices from the EPA and still does not have adequate information to determine IAAI's liability, if any, for contamination at this site, or to estimate IAA’s loss as a result of this potential liability which might have been incurred during IAAI’s occupancy.
Regulatory Actions
IAA is not subject to and, in the last three years immediately preceding the date hereof, has not been subject to: (i) any penalties or sanctions imposed against IAA by a securities regulatory authority; (ii) any other penalties or sanctions imposed by a court or regulatory body against IAA that would likely be considered important to a reasonable investor in making an investment decision; (iii) any settlement agreement entered into before a court relating to applicable securities legislation or with a securities regulatory authority.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this registration statement, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued shares of IAA common stock or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three-years before the date of this registration statement which has materially affected or is reasonably expected to materially affect IAA. For further information, see the section entitled “The Mergers – Interests of IAA Directors and Executive Officers in the Merger.”
AUDITORS AND TRANSFER AGENT
Auditors
IAA’s auditor is KPMG LLP, located in Chicago, Illinois. KPMG LLP has advised IAA that it is independent of IAA in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board.
Transfer Agent
The transfer agent and registrar for the IAA common stock is American Stock Transfer & Trust Company, LLC at its principal offices in Brooklyn, New York.
MATERIAL CONTRACTS
Other than those agreements entered into in the ordinary course of business, the following reflects a complete list of all of IAA’s material contracts:
•	the original merger agreement, as amended by the merger agreement amendment;
•	the cooperation agreement;
•	the 2021 credit agreement;
•	the separation agreement;
•	the tax matters agreement;
•	the employment matters agreement; and
•	the indenture.
The information in the above section entitled “Development of the Business over the Last Three Financial Years” includes a summary description of the general nature and key terms of each of the foregoing material contracts.
ADDITIONAL INFORMATION
Financial Statements
IAA's (1) audited financial statements for its three most recently completed fiscal years and related management discussion and analysis of financial condition and results of operations for such periods and (2) unaudited financial statements as of October 2, 2022 and for the three and nine month periods ended October 2, 2022 and September 26, 2021 and related management discussion and analysis of financial condition and results of operations for such periods are included in the section entitled “Supplemental Historical IAA Financial Information.”
As an SEC foreign issuer (as defined under applicable Canadian securities legislation), IAA’s financial statements included in this joint proxy statement/information circular are permitted to be, and have been, prepared in accordance with U.S. GAAP. There have been and there may in the future be certain significant differences between International Financial Reporting Standards (“IFRS”) and U.S. GAAP. Readers are cautioned that they may not be able to meaningfully compare IAA’s financial statements under U.S. GAAP with those companies that prepare financial statement under IFRS.
Trademarks and Tradenames
This registration statement includes certain trade names and trademarks which are protected under applicable intellectual property laws and are our property. Solely for convenience, IAA’s trademarks and trade names referred to herein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that IAA will not assert, to the fullest extent possible under applicable law, its rights to these trademarks and trade names.
Supplemental Historical IAA Financial Information
The following historical financial information reflects disclosures included or incorporated by reference in IAA's annual report on Form 10-K, as filed with the SEC on February 28, 2022 (the “IAA 10-K”), and IAA's quarterly report on Form 10-Q, as filed with the SEC on November 9, 2022 (the “IAA 10-Q”), and have been reproduced in their entirety. See the section entitled “Where You Can Find More Information” for information regarding how to access such reports in full.
Management's Discussion and Analysis of Financial Condition and Results of Operations from the IAA 10-K
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K, as well as the “Statement Regarding Forward-Looking Statements” preceding Part I.
Our fiscal year consists of 52 weeks with every fifth year consisting of 53 weeks and ending either the last Sunday in December or the first Sunday in January. As used in this section, references to the:
-“fiscal year ended January 2, 2022” or “fiscal 2021” refer to the 53-week period that began on December 28, 2020 and ended on January 2, 2022.
-“fiscal year ended December 27, 2020” or “fiscal 2020” refer to the 52-week period that began on December 30, 2019 and ended on December 27, 2020.
-“fiscal year ended December 29, 2019” or “fiscal 2019” refer to the 52-week period that began on December 31, 2018 and ended on December 29, 2019.
Overview
We are a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, our unique platform facilitates the marketing and sale of total-loss, damaged and low-value vehicles for a full spectrum of sellers. Headquartered in Westchester, IL, we have two operating segments: United States and International. We maintain operations in the United States, which make up the United States segment and operations in Canada and the United Kingdom, which make up the International segment. We have more than 200 facilities across both business segments.
We serve a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. We offer sellers a comprehensive suite of services aimed at maximizing vehicle value, reducing administrative costs, shortening selling cycle time and delivering the highest economic returns. Our products provide global buyers with the vehicles they need to, among other things, fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. We provide global buyers with multiple bidding/buying digital channels, innovative vehicle merchandising, efficient evaluation services and online bidding tools, enhancing the overall purchasing experience.
The Separation
On February 27, 2018, KAR announced a plan to pursue the separation and spin off (“the Separation”) of its salvage auction businesses into a separate public company. On June 28, 2019 (the “Separation Date”), KAR completed the distribution of 100% of the issued and outstanding shares of common stock of IAA to the holders of record of KAR’s common stock on June 18, 2019, on a pro rata basis (the “Distribution”). Following the Separation and Distribution, IAA became an independent publicly-traded company.

Industry Trends
Vehicles deemed a total loss by automobile insurance companies represent the largest category of vehicles sold in the salvage vehicle auction industry. Based on data from CCC Information Services, the percentage of claims resulting in total losses was approximately 20% in 2021, 21% in 2020 and 19% in 2019. There is no central reporting system for the salvage vehicle auction industry that tracks the number of salvage vehicle auction volumes in any given year, which makes estimating industry volumes difficult.
Fluctuations in used vehicle and commodity pricing (aluminum, steel, etc.) have an impact on proceeds received in the salvage vehicle auction industry. In times of rising prices, we experience higher revenue per unit in our auctions, which positively impacts revenue and gross profit. If used vehicle and commodity prices decrease, proceeds, revenue and gross profit at salvage auctions may be negatively impacted, which could adversely affect our level of profitability. The price per ton of crushed auto bodies in North America increased approximately 60% in 2021 as compared to 2020 and increased approximately 15% in 2020 as compared to 2019.
See Part I, Item 1, Business - Our Industry and Trends in Market Demand for additional information.
Sources of Revenues and Expenses
A significant portion of our revenue is derived from auction fees and related services associated with our salvage auctions. Approximately two-thirds of our revenue is earned from buyers. Buyer revenue represents fees charged based on a tiered structure that increases with the sales price of the vehicle as well as fees for additional services such as storage, transportation, and vehicle condition reporting. Approximately one-third of our revenue is earned from sellers. Seller revenue represents the combination of the inbound tow, processing, storage, titling, enhancing and auctioning of the vehicle. In exchange for agreed-upon processing and service fees, we sell total loss, damaged and low-value vehicles on behalf of vehicle sellers primarily on a consignment basis, meaning that our sellers continue to own their vehicles until they are sold to buyers through one of our digital marketplaces. We recognize revenues from consigned vehicles on a net basis as we have no influence on the vehicle auction selling price agreed by the seller and the buyer at the auction. However, our related receivables and payables include the gross value of the vehicles sold. We also purchase vehicles in certain situations and resell them. We recognize revenues from purchased vehicles on a gross basis, which results in lower gross margin versus vehicles sold at auction on a consignment basis.
Our operating expenses consist of cost of services, cost of vehicle sales, selling, general and administrative and depreciation and amortization. Cost of services is comprised of payroll and related costs, subcontract services, supplies, insurance, property taxes, utilities, service contract claims, maintenance and lease expense related to the auction sites. Cost of vehicle sales represents the cost of purchased vehicles. Cost of services and vehicle sales excludes depreciation and amortization. Selling, general and administrative expenses are comprised of payroll and related costs, sales and marketing, information technology services and professional fees.
COVID-19 Impact on our Business
The COVID-19 pandemic has severely impacted, and continues to impact, worldwide economic activities. Following stay-at-home orders and other mandates implemented by federal, state and local governments in mid-March 2020, miles driven declined significantly and reduced the supply of salvage vehicle assignments. This decline in volume significantly impacted our business in fiscal 2020 and, to a lesser extent, in fiscal 2021. Even with improvement in miles driven and vehicle assignments beginning in the second half of 2020 and continuing through fiscal 2021, miles driven remain slightly lower than pre-COVID levels. In addition, labor, towing and other transportation shortages have increased our associated costs and we expect they will continue to do so at least in the near term. We believe COVID-19 and the efforts taken to reduce its spread may continue to have a negative impact on our business in fiscal 2022.
The extent to which the COVID-19 pandemic continues to impact our business and results of operations will depend on future developments that are highly uncertain and cannot be predicted, including the duration and severity of the virus and the actions taken to contain its impact and spread; resurgences of COVID-19 or variants thereof that may continue to occur; other actions taken by governments, businesses, and individuals in response to the virus and any resulting economic disruption; and how quickly and to what extent normal economic and operating conditions resume.

Factors Affecting Comparability of Financial Results
COVID-19:
The COVID-19 pandemic and the efforts taken to reduce its spread adversely affected our operations in fiscal 2021 and fiscal 2020. See above under "COVID-19 Impact on our Business" for additional information.
Acquisitions:
On October 26, 2021, we acquired SYNETIQ, a leading integrated salvage and vehicle dismantling company in the United Kingdom. The cash purchase price for SYNETIQ, including working capital and other adjustments, was $314.2 million (£228.2 million), of which $260.2 million (£189.0 million) was paid out in the fourth quarter of fiscal 2021. The remaining payment of $54.0 million (£39.2 million) is contingent upon receipt of required approvals from the CMA and is held in an escrow account, and presented as Restricted cash on the Consolidated Balance Sheets. This transaction is currently undergoing review by the U.K. Competition and Markets Authority. The results of operations of SYNETIQ are included in our International segment from the date of acquisition.
On June 18, 2021, we acquired Marisat, Inc. d/b/a Auto Exchange (“Auto Exchange”), a salvage auction provider located in New Jersey, for $7.3 million. The results of operations of Auto Exchange are included in our United States segment from the date of the acquisition.
See Note 4 - Acquisitions in the notes to consolidated financial statements for additional information on these acquisitions.
Debt financing:
On April 30, 2021, we executed a new senior secured credit facility, consisting of a $650 million term loan and a $525 million revolving credit facility, both maturing on April 30, 2026. This replaced the company’s prior $774 million term loan and $361 million revolving credit facility, and resulted in a reduction in the interest rate on our floating rate debt.
Results of Operations
Fiscal 2021 Compared to Fiscal 2020
The table below presents consolidated statements of income for the periods indicated and the dollar change and percentage change between periods.
	Fiscal Years Ended		Change
(Dollars in millions except per share amounts)	January 2, 2022	December 27, 2020	$	%
Revenues:
Service revenues	$1,537.7	$1,233.1	$304.6	24.7%
Vehicle sales	299.7	151.8	147.9	97.4%
Total revenues	1,837.4	1,384.9	452.5	32.7%
Cost of services and vehicle sales:
Cost of services	851.5	721.7	129.8	18.0%
Cost of vehicle sales	261.2	125.2	136.0	108.6%
Total cost of services and vehicle sales	1,112.7	846.9	265.8	31.4%
Gross profit	724.7	538.0	186.7	34.7%
Selling, general and administrative	192.3	144.9	47.4	32.7%
Depreciation and amortization	86.5	81.1	5.4	6.7%
Operating profit	445.9	312.0	133.9	42.9%
Interest expense	57.7	56.0	1.7	3.0%
Other expense (income), net	0.2	(1.0)	1.2	NM*
Income before income taxes	388.0	257.0	131.0	51.0%
Income taxes	93.6	62.2	31.4	50.5%
Net income	$294.4	$194.8	$99.6	51.1%

	Fiscal Years Ended		Change
(Dollars in millions except per share amounts)	January 2, 2022	December 27, 2020	$	%
Net income per share
Basic	$2.18	$1.45	$0.73	50.3%
Diluted	$2.18	$1.44	$0.74	51.4%
*	NM - Not meaningful
Service Revenues
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$1,429.2	$1,134.4	$294.8	26.0%
International	108.5	98.7	9.8	9.9%
Total service revenues	$1,537.7	$1,233.1	$304.6	24.7%
United States service revenues increased $294.8 million due to an increase in revenue per unit of 18%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and higher used car prices. In addition, United States service revenues also benefited from a higher volume of vehicles sold, which increased by 8% primarily resulting from higher miles driven and a higher supply of vehicle assignments due to the reopening of the United States economy.
International service revenues increased by $9.8 million mainly due to an increase in revenue per unit of 32%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and higher used car prices. This increase was partially offset by a lower volume of vehicles sold, which decreased by 9% as the International segment continues to be impacted by the COVID-19 pandemic.
Vehicle Sales
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$134.1	$80.7	$53.4	66.2%
International	165.6	71.1	94.5	132.9%
Total vehicle sales	$299.7	$151.8	$147.9	97.4%
United States vehicle sales increased $53.4 million due to a higher volume of vehicles sold, which increased by 40%, primarily resulting from an increase in vehicle purchases. In addition, United States vehicle sales also benefited from an increase in revenue per unit sold of 19%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and higher used car prices.
International vehicle sales increased $94.5 million due to incremental revenue of $31.4 million from the SYNETIQ acquisition, a higher volume of vehicles sold, which increased by 35% primarily due to the impact of a provider switching from a consignment model to a purchased vehicle model, and an increase in revenue per unit sold of 40%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and higher used car prices.
Cost of Services
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$776.3	$659.8	$116.5	17.7%
International	75.2	61.9	13.3	21.5%
Total cost of services	$851.5	$721.7	$129.8	18.0%

United States cost of services increased $116.5 million primarily due to a higher volume of vehicles sold and higher costs relating to towing, wages, incentive compensation, vehicle processing and occupancy, including costs associated with responding to catastrophic events. These increases were partially offset by cost savings from adopting a fully-digital auction model.
International cost of services increased $13.3 million primarily due to incremental costs of $8.7 million from the SYNETIQ acquisition and higher towing and occupancy costs, partially offset by a lower volume of vehicles sold.
Cost of Vehicles Sales
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$118.1	$64.6	$53.5	82.8%
International	143.1	60.6	82.5	136.1%
Total cost of vehicle sales	$261.2	$125.2	$136.0	108.6%
United States cost of vehicle sales increased $53.5 million primarily due to a higher volume of vehicles sold and higher average purchase prices due to the mix of vehicles sold.
International cost of vehicle sales increased $82.5 million primarily due to the impact of an international provider switching from a consignment model to a purchased vehicle model, higher average purchase prices and incremental costs of $24.4 million from the SYNETIQ acquisition.
Selling, General and Administrative
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$178.6	$135.0	$43.6	32.3%
International	13.7	9.9	3.8	38.4%
Total selling, general and administrative expenses	$192.3	$144.9	$47.4	32.7%
United States selling, general and administrative expenses increased $43.6 million primarily due to higher employee costs relating to incentive-based compensation and headcount, higher costs relating to professional services, information technology and severance, and a $2.7 million non-income, tax related accrual, partially offset by a $3.2 million decrease in bad debt expense compared to the prior year.
International selling, general and administrative expenses increased $3.8 million primarily due to higher employee costs relating to headcount.
Depreciation and Amortization
	Fiscal Years Ended		Change
(Dollars in millions)	January 2, 2022	December 27, 2020	$	%
United States	$75.9	$74.3	$1.6	2.2%
International	10.6	6.8	3.8	55.9%
Total depreciation and amortization	$86.5	$81.1	$5.4	6.7%
Depreciation and amortization increased $5.4 million as compared to the prior year as there were more intangible assets to amortize in both segments in the second half of fiscal 2021 compared to fiscal 2020, as well as due to intangible assets acquired in recent acquisitions.
Interest Expense. Interest expense increased by $1.7 million as compared to the prior year period due to the $10.3 million loss on early extinguishment of debt in conjunction with the refinancing of our credit facilities in April 2021, partially offset by lower interest rates on our floating rate debt and a lower average debt balance.
Income Taxes. The effective tax rate for fiscal 2021 was 24.1% as compared to 24.2% for fiscal 2020.

Fiscal 2020 Compared to Fiscal 2019
The table below presents consolidated statements of income for the periods indicated and the dollar change and percentage change between periods.
	Fiscal Years Ended		Change
(Dollars in millions except per share amounts)	December 27, 2020	December 29, 2019	$	%
Revenues:
Service revenues	$1,233.1	$1,303.8	$(70.7)	(5.4)%
Vehicle sales	151.8	133.0	18.8	14.1%
Total revenues	1,384.9	1,436.8	(51.9)	(3.6)%
Cost of services and vehicle sales*:
Cost of services*	721.7	780.1	(58.4)	(7.5)%
Cost of vehicle sales*	125.2	108.1	17.1	15.8%
Total cost of services and vehicle sales*	846.9	888.2	(41.3)	(4.6)%
Gross profit*	538.0	548.6	(10.6)	(1.9)%
Selling, general and administrative	144.9	142.4	2.5	1.8%
Depreciation and amortization	81.1	88.4	(7.3)	(8.3)%
Operating profit	312.0	317.8	(5.8)	(1.8)%
Interest expense	56.0	55.7	0.3	0.5%
Other income, net	(1.0)	(0.1)	(0.9)	NM**
Income before income taxes	257.0	262.2	(5.2)	(2.0)%
Income taxes	62.2	69.0	(6.8)	(9.9)%
Net income	$194.8	$193.2	$1.6	0.8%
Net income per share
Basic	$1.45	$1.45	$—	—%
Diluted	$1.44	$1.44	$—	—%
*	Exclusive of depreciation and amortization
**	NM - Not meaningful
Service Revenues
	Fiscal Years Ended		Change
(Dollars in millions)	December 27, 2020	December 29, 2019	$	%
United States	$1,134.4	$1,196.2	$(61.8)	(5.2)%
International	98.7	107.6	(8.9)	(8.3)%
Total service revenues	$1,233.1	$1,303.8	$(70.7)	(5.4)%
United States service revenues decreased $61.8 million due to a lower volume of consigned vehicles sold, which decreased by 15.2% primarily resulting from the COVID-19 pandemic. This decrease in volume of consigned vehicles sold was partially offset by an increase in revenue per unit of 11.9% primarily from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and favorable industry dynamics. Additionally, fiscal 2020 included incremental revenue of $5.6 million from the DDI acquisition and fiscal 2019 benefited from a non-cash adjustment of $3.6 million relating to certain revenue agreements.
International service revenues decreased $8.9 million due to a lower volume of consigned vehicles sold, which decreased by 17.2%, primarily resulting from the COVID-19 pandemic, and an unfavorable foreign currency impact of $0.7 million from the Canadian dollar. The decrease in volume of vehicles sold was partially offset by an increase in revenue per unit of 10.7% primarily from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and favorable industry dynamics.

Vehicle Sales
	Fiscal Years Ended		Change
(Dollars in millions)	December 27, 2020	December 29, 2019	$	%
United States	$80.7	$69.9	$10.8	15.5%
International	71.1	63.1	8.0	12.7%
Total vehicle sales	$151.8	$133.0	$18.8	14.1%
United States vehicle sales increased $10.8 million due to an increase in revenue per unit sold, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings, and favorable industry dynamics.
International vehicle sales increased $8.0 million due to an increase in revenue per unit sold of 27%, as a result of higher average selling prices due to increased buyer participation, enhanced product and service offerings, and favorable industry dynamics. This increase in revenue per unit sold was partially offset by a decline in volume of 11%, primarily as a result of the COVID-19 pandemic.
Cost of Services
	Fiscal Years Ended		Change
(Dollars in millions)	December 27, 2020	December 29, 2019	$	%
United States	$659.8	$714.4	$(54.6)	(7.6)%
International	61.9	65.7	(3.8)	(5.8)%
Total cost of services	$721.7	$780.1	$(58.4)	(7.5)%
United States cost of services decreased $54.6 million primarily due to lower volume, lower labor and travel, and benefits related to adopting a fully-digital auction model. These decreases were partially offset by an increase in the cost of occupancy and incremental cost from the DDI acquisition of $1.8 million.
International cost of services decreased $3.8 million primarily due to lower volume and lower labor cost, partially offset by increase in the cost of occupancy.
Cost of Vehicles Sales
	Fiscal Years Ended		Change
(Dollars in millions)	December 27, 2020	December 29, 2019	$	%
United States	$64.6	$54.0	$10.6	19.6%
International	60.6	54.1	6.5	12.0%
Total cost of vehicle sales	$125.2	$108.1	$17.1	15.8%
United States cost of vehicle sales increased $10.6 million primarily due to higher average purchase prices resulting from a change in vehicle mix.
International cost of vehicle sales increased $6.5 million primarily due to higher average purchase prices resulting from a change in vehicle mix, partially offset by lower volume.
Selling, General and Administrative
	Fiscal Years Ended		Change
(Dollars in millions)	December 27, 2020	December 29, 2019	$	%
United States	$135.0	$131.3	$3.7	2.8%
International	9.9	11.1	(1.2)	(10.8)%
Total selling, general and administrative expenses	$144.9	$142.4	$2.5	1.8%
United States selling, general and administrative expenses increased $3.7 million primarily due to incremental costs of $7.0 million related to IAA becoming a stand-alone company, increases in stock-based compensation of

$3.8 million, provision for credit losses of $3.1 million, professional services of $3.4 million, and $4.3 million in incremental costs from the DDI acquisition. These increases were partially offset by a reduction in discretionary spending of $10.0 million, including items such as travel and meetings, as a result of the COVID-19 pandemic and lower employee related cost of $7.9 million.
International selling, general and administrative expenses decreased $1.2 million primarily due to a decrease in the provision of credit losses of $0.5 million, and lower employee related costs of $0.7 million.
Depreciation and Amortization
	Fiscal Years Ended		Change
(Dollars in millions)	December 27, 2020	December 29, 2019	$	%
United States	$74.3	$81.8	$(7.5)	(9.2)%
International	6.8	6.6	0.2	3.0%
Total depreciation and amortization	$81.1	$88.4	$(7.3)	(8.3)%
Depreciation and amortization decreased $7.3 million as compared to fiscal 2019 as there were fewer intangible assets to amortize within the United States segment during fiscal 2020.
Income Taxes. The effective tax rate for fiscal 2020 was 24.2% as compared to 26.3% for fiscal 2019. Fiscal 2020 effective tax rate benefited by a reduction of 1.6% as a result of the finalization of federal income tax regulations, a change in the mix of jurisdictional income associated with alignment of internal cost structures, and other impacts including certain discrete items. The effective tax rate for fiscal 2019 was adversely impacted by 0.5% associated with the spin-off from KAR.
LIQUIDITY AND CAPITAL RESOURCES
We believe that the significant indicators of liquidity for our business are cash on hand, cash flow from operations and working capital. Our principal source of liquidity consists of cash generated by operations. Our 2021 Revolving Credit Facility (as defined below) provides another source of liquidity as needed.
Our cash flow is used to invest in new products and services, fund capital expenditures and working capital requirements and, coupled with borrowings under our 2021 Revolving Credit Facility, is expected to be adequate to satisfy our cash requirements, including those listed below, fund future acquisitions, and repurchase shares of our common stock, if any. Our ability to fund our cash requirements will depend on our ongoing ability to generate cash from operations and to access borrowings under our 2021 Revolving Credit Facility. We believe that our cash on hand, future cash from operations, borrowings available under our 2021 Revolving Credit Facility and access to the debt and capital markets will provide adequate resources to fund our operating and financing needs for the next twelve months and beyond.
Our material cash requirements from known contractual and other obligations include:
Debt Service Obligations
On June 6, 2019, we issued $500.0 million aggregate principal amount of 5.500% Senior Notes due 2027 (the “Notes”). We must pay interest on the Notes in cash on June 15 and December 15 of each year at a rate of 5.500% per annum. The Notes will mature on June 15, 2027. The net proceeds from the Notes offering, together with borrowings under our prior senior credit facility, were used to make a cash distribution to KAR and to pay fees and expenses related to the Separation. We were in compliance with the covenants in the indenture governing the Notes at January 2, 2022.
On April 30, 2021, we entered into a new credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “2021 Credit Agreement”). The 2021 Credit Agreement provides for, among other things: (i) a senior secured term loan in an aggregate principal amount of $650 million (the “2021 Term Loan”) and (ii) a senior secured revolving credit facility with revolving commitments in an aggregate principal amount of $525 million (the “2021 Revolving Credit Facility” and, together with the 2021 Term Loan, the “2021 Credit Facility”). Borrowing availability under the 2021 Revolving Credit Facility is subject to no default or event of default under the 2021 Credit Agreement having occurred at the time of borrowing. The proceeds of the 2021 Credit Facility, along with cash on hand, were used to repay in full the $774.0 million in outstanding borrowings under our prior seven-year senior secured term loan. The 2021 Credit Facility matures on April 30, 2026. As of January 2, 2022, $650.0 million was outstanding under the 2021 Term Loan and $165.0 million was outstanding under the 2021 Revolving Credit Facility. See Note 10 - Debt in the notes to consolidated financial statements for additional information including future principal payment schedule.
Capital Expenditures
We expend capital to support our operating plan and business strategies. Capital expenditures for the years ended January 2, 2022 and December 27, 2020, were $135.6 million and $69.8 million, respectively. Capital expenditures were funded primarily from cash flow from operations. We continue to invest in our core information technology capabilities and capacity expansion. Our capital expenditures during fiscal 2021 primarily related to real estate purchases and technology-based investments, including improvements in information technology systems and infrastructure. Future capital expenditures could vary substantially based on capital project timing, the opening of new auction facilities, capital expenditures related to acquired businesses and the initiation of new information systems projects to support our business strategies.
Leases
We enter into leases in the normal course of business. We lease property, software, automobiles, trucks and trailers pursuant to operating lease agreements. Lease obligations for fiscal 2021 were funded primarily from cash flow from operations. We also lease furniture, fixtures and equipment under finance leases. See Note 11 - Leases in the notes to consolidated financial statements for additional information and a schedule of maturities of lease maturities. Future lease obligations would change if we entered into additional lease agreements.
During the first quarter of fiscal 2022, we sold a property in South Carolina consisting of land and a building for $37.2 million and simultaneously leased back the same property for an initial term of 20 years. The carrying value of this property included in the Consolidated Balance Sheets within “Property and equipment, net” was $37.2 million as of January 2, 2022.
Acquisitions
On June 18, 2021, we acquired Auto Exchange, a salvage auction provider located in New Jersey. The estimated acquisition date fair value of the total consideration was $7.3 million, which consisted of $2.0 million of cash, and the fair value of contingent consideration of $5.3 million, $2.0 million of which was paid at closing. The remaining $3.3 million of contingent consideration is payable over five years subject to the achievement of certain performance targets.
On October 26, 2021, we acquired SYNETIQ, a leading integrated salvage and vehicle dismantling company in the United Kingdom. The cash purchase price for SYNETIQ, including working capital and other adjustments, was $314.2 million (£228.2 million), of which $260.2 million (£189.0 million) was paid out in the fourth quarter of fiscal 2021. The remaining payment of $54.0 million (£39.2 million) is contingent upon receipt of required approvals from the UK Competition and Markets Authority and is held in an escrow account. We funded the acquisition with cash on hand and $100.0 million in borrowings under our 2021 Revolving Credit Facility.
See Note 4 - Acquisitions in the notes to consolidated financial statements for additional information on these acquisitions.
Put Option
In November 2020, we entered into an agreement which grants the owner a right during fiscal years 2023 and 2024 to cause the Company to acquire certain assets (the “Put Option”) for a price based on a pre-defined formula. We measured and recognized this Put Option at fair value using a Monte Carlo simulation. The estimated fair value of the Put Option at January 2, 2022 and December 27, 2020 was zero.
Working Capital
A substantial amount of our working capital is generated from the payments received for services provided. The majority of our working capital needs are short-term in nature, usually less than three months in duration. Due to the decentralized nature of the business, payments for most vehicles purchased are received at each auction and branch. Most of the financial institutions place a temporary hold on the availability of the funds deposited that generally can range up to two business days, resulting in cash in our accounts and on our balance sheet that is unavailable for use until it is made available by the various financial institutions. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because a portion of these outstanding checks for operations are drawn upon bank accounts at financial institutions other than the financial institutions that hold the cash, we cannot offset all the cash and the outstanding checks on our balance sheet. Changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from auctions held near period end.
Approximately $47.5 million of available cash was held by our foreign subsidiaries at January 2, 2022. We do not currently expect to incur significant additional tax liabilities if funds held by our foreign subsidiaries were to be repatriated.
Summary of Cash Flows
	Fiscal Years Ended
(Dollars in millions)	January 2, 2022	December 27, 2020	Change
Net cash provided by (used by):
Operating activities	$311.1	$310.0	$1.1
Investing activities	(393.9)	(69.0)	(324.9)
Financing activities	12.2	(56.3)	68.5
Effect of exchange rate on cash and restricted cash	0.2	1.0	(0.8)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(70.4)	$185.7	$(256.1)
Fiscal 2021 compared to Fiscal 2020
Net cash flow provided by operating activities in fiscal 2021 increased by $1.1 million as compared to fiscal 2020. The increase in operating cash flow was primarily attributable to an increase in profitability, net of non-cash adjustments, of $132.1 million and higher incentive-based compensation accruals. These increases were partially offset by changes in accounts receivable and payable as a result of the timing of collections from customers and other parties, and disbursement of funds to vehicle consignors and vendors of $100.8 million, as well as increases in inventory and prepaid consigned vehicle charges of $30.5 million.
Net cash used by investing activities increased by $324.9 million in fiscal 2021 as compared to fiscal 2020. The increase in net cash used by investing activities was primarily due to the acquisition of the Auto Exchange and SYNETIQ businesses, and an increase in capital expenditures during fiscal 2021. See “Acquisitions” and “Capital Expenditures” above for additional information.
Net cash provided by financing activities increased by $68.5 million in fiscal 2021 as compared to fiscal 2020. The increase was primarily attributable to a change in book overdrafts of $62.4 million and an increase in net borrowings of $45.0 million to fund a recent acquisition, partially offset by treasury share repurchase of $34.0 million and a decrease in issuance of common stock under stock plans of $7.1 million.
Fiscal 2020 compared to Fiscal 2019
For a discussion of fiscal 2020 as compared to fiscal 2019, please refer to Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Summary of Cash Flows in our Form 10-K for the fiscal year ended December 27, 2020, filed with the Securities and Exchange Commission on February 22, 2021.
Critical Accounting Estimates
In preparing the financial statements in accordance with U.S. generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. Accounting measurements that management believes are most critical to the reported results of our operations and financial condition include: (1) business combinations; (2) goodwill and other intangible assets; and (3) legal proceedings and other loss contingencies.

In addition to the critical accounting estimates, there are other items used in the preparation of the consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on our financial statements.
We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. In addition, our most significant accounting policies are discussed in Note 2 - Summary of Significant Accounting Policies and elsewhere in the notes to consolidated financial statements for additional information.
Business Combinations
When we acquire businesses, we estimate and recognize the fair values of tangible assets acquired, liabilities assumed, identifiable intangible assets acquired, and contingent consideration, if any. The excess of the purchase consideration over the fair values of identifiable assets and liabilities is recorded as goodwill. The purchase accounting process requires management to make significant estimates and assumptions in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets and contingent consideration.
Critical estimates are often developed using valuation models that are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, growth rates, royalty rates, obsolescence, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which could affect the accuracy or validity of such estimates. Depending on the facts and circumstances, we may engage an independent valuation expert to assist in valuing significant assets and liabilities.
Goodwill and Other Intangible Assets
We assess goodwill for impairment annually during the fourth quarter or more frequently when events or changes in circumstances indicate that impairment may exist. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our book value. When evaluating goodwill for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that a reporting unit’s fair value is not more likely than not greater than its carrying value, then we calculate the estimated fair value of the reporting unit using income approach (discounted cash flows) and market approach (market multiples of companies in similar lines of business).
When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for a reporting unit in a given year is influenced by a number of factors, including the size of the reporting unit’s goodwill, the significance of the excess of the reporting unit’s estimated fair value over carrying value at the last quantitative assessment date, and the amount of time in between quantitative fair value assessments and the date of acquisition. If we perform a quantitative assessment of a reporting unit’s goodwill, our impairment calculations contain uncertainties because they require management to make assumptions and apply judgment when estimating future cash flows and earnings, including projected revenue growth and operating expenses related to existing businesses, as well as utilizing valuation multiples of similar publicly traded companies and selecting an appropriate discount rate based on the estimated cost of capital that reflects the risk profile of the related business. Estimates of revenue growth and operating expenses are based on internal projections considering the reporting unit’s past performance and forecasted growth, strategic initiatives and changes in economic conditions. These estimates, as well as the selection of comparable companies and valuation multiples used in the market approach are highly subjective, and our ability to realize the future cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies.
The estimated fair value of both of our reporting units exceeded their respective carrying value by a substantial amount in the quantitative assessment performed in 2021. Based on our goodwill assessment, the Company has not identified a reporting unit for which the goodwill was impaired in fiscal 2021, 2020 or 2019.

As with goodwill, we assess indefinite-lived tradenames for impairment annually during the fourth quarter or more frequently when events or changes in circumstances indicate that impairment may exist. When assessing indefinite-lived tradenames for impairment using a qualitative assessment, we evaluate if changes in events or circumstances have occurred that indicate that impairment may exist. If we do not perform a qualitative impairment assessment or if changes in events and circumstances indicate that a quantitative assessment should be performed, management is required to calculate the fair value of the tradename asset group. The fair value calculation includes estimates of revenue growth, which are based on past performance and internal projections for the tradename asset group's forecasted growth, and royalty rates, which are adjusted for our particular facts and circumstances. The discount rate is selected based on the estimated cost of capital that reflects the risk profile of the related business. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies.
We review other intangible assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of an other intangible asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.
n 2021, we performed a quantitative impairment assessment for our indefinite-lived tradenames. We did not record any impairment relating to indefinite-lived tradenames and other intangible assets in fiscal 2021, 2020 or 2019.
Legal Proceedings and Other Loss Contingencies
We are subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. We consider the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies.
Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with ASC 450, Contingencies. We accrue for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period.
New Accounting Standards
Refer to Note 2 - Summary of Significant Accounting Policies in the notes to consolidated financial statements for a description of recently issued accounting standards.

Audited Financial Statements from the IAA 10-K

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
IAA, Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of IAA, Inc. and subsidiaries (the Company) as of January 2, 2022 and December 27, 2020, the related consolidated statements of income, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the fiscal years in the three-year period ended January 2, 2022 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 2, 2022 and December 27, 2020, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended January 2, 2022, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2022 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired SYNETIQ Ltd. during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of January 2, 2022, SYNETIQ Ltd.’s internal control over financial reporting associated with total assets of 12% and total revenues of 2% included in the consolidated financial statements of the Company as of and for the year ended January 2, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of SYNETIQ Ltd.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Sufficiency of audit evidence over U.S. service revenues from buyer and seller fees
As discussed in Note 2 and 15 to the consolidated financial statements, the Company’s U.S. segment recorded service revenues of $1,429.2 million, which included revenues from buyer and seller fees. The Company enters into revenue contracts with sellers of salvage vehicles to facilitate the remarketing of salvage vehicles, including inbound tow, processing, storage, titling, enhancing and selling of such vehicles at auction. The Company also enters into revenue contracts with buyers of salvage vehicles that are generally established via purchase at auction, subject to applicable terms and conditions.
We identified the evaluation of the sufficiency of audit evidence over U.S. service revenues from buyer and seller fees as a critical audit matter. The Company’s use of its proprietary information technology (IT) system to capture and process data to recognize U.S. service revenues from buyer and seller fees required a higher degree of auditor judgment due to the extent and complexity of automation involved in the process. In addition, the nature and extent of audit effort associated with the evaluation of the proprietary IT system and related internal controls relevant to the determination of U.S. service revenues from buyer and seller fees, required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the recording of U.S. service revenues from buyer and seller fees. We involved IT professionals with specialized skills and knowledge who assisted in (1) obtaining an understanding of the relevant IT system and processes, and (2) testing general IT and IT application controls related to the system used by the Company in its revenue recognition processes for U.S. service revenues from buyer and seller fees. In addition, we:
•	observed a selection of U.S. auction sites to gain an understanding of the revenue related activities, including the use of the IT system.
•	evaluated the Company’s revenue recognition policies by examining the Company’s applicable published terms and conditions as they relate to U.S. buyer service fees.
•	analyzed a selection of customer contracts to understand the contractual terms and conditions as they relate to U.S. seller service fees.
•	selected a sample of both U.S. buyer and seller service revenue transactions and compared the amounts recognized for consistency with underlying documentation.
We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

Preliminary acquisition-date fair value of developed technology
As discussed in Note 2 and 4 to the consolidated financial statements, on October 26, 2021, the Company acquired SYNETIQ Ltd. As a result of the transaction, the Company acquired intangible assets with a preliminary acquisition-date fair value of approximately $40.9 million, which included developed technology intangible assets.
We identified the evaluation of the preliminary acquisition-date fair value of the developed technology intangible assets as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate significant assumptions used to estimate fair value, specifically the royalty rates and obsolescence factors applied. Changes in these assumptions could have a significant impact on the fair value of the developed technology intangible assets. Professionals with specialized skill and knowledge were required to assess the significant assumptions and evaluate the evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s preliminary acquisition-date fair value measurement process, including controls related to the development of the above significant assumptions. We assessed the reasonableness of the obsolescence factors based on the nature of the developed technology acquired and by comparing those factors to historical useful lives of developed technology of the Company and SYNETIQ Ltd. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating the royalty rates by comparing them to royalty rates for similar companies and licensing transactions considering royalty rates relative to profitability, and (2) assessing the reasonableness of the obsolescence factors by comparing the implied useful lives of acquired developed technology used by the Company to certain public company useful life data.
/s/ KPMG LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 28, 2022

IAA, Inc.
Consolidated Statements of Income
(In millions, except per share data)
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Revenues:
Service revenues	$1,537.7	$1,233.1	$1,303.8
Vehicle sales	299.7	151.8	133.0
Total revenues	1,837.4	1,384.9	1,436.8
Operating expenses:
Cost of services	851.5	721.7	780.1
Cost of vehicle sales	261.2	125.2	108.1
Selling, general and administrative	192.3	144.9	142.4
Depreciation and amortization	86.5	81.1	88.4
Total operating expenses	1,391.5	1,072.9	1,119.0
Operating profit	445.9	312.0	317.8
Interest expense, net	57.7	56.0	55.7
Other expense (income), net	0.2	(1.0)	(0.1)
Income before income taxes	388.0	257.0	262.2
Income taxes	93.6	62.2	69.0
Net income	$294.4	$194.8	$193.2
Net income per share:
Basic	$2.18	$1.45	$1.45
Diluted	$2.18	$1.44	$1.44
See accompanying notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Comprehensive Income
(In millions)
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Net income	$294.4	$194.8	$193.2
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(2.8)	3.3	(1.9)
Comprehensive income	$291.6	$198.1	$191.3
See accompanying notes to consolidated financial statements

IAA, Inc.
Consolidated Balance Sheets
(In millions, except per share amounts)
	January 2, 2022	December 27, 2020
Assets
Current assets
Cash and cash equivalents	$109.4	$232.8
Restricted cash	53.0	—
Accounts receivable, net	465.7	374.8
Prepaid consigned vehicle charges	72.2	53.3
Other current assets	69.6	31.1
Total current assets	769.9	692.0
Non-current assets
Operating lease right-of-use assets, net	1,024.4	866.8
Property and equipment, net	338.1	259.8
Goodwill	797.5	542.3
Intangible assets, net	197.5	150.6
Other assets	26.9	17.4
Total non-current assets	2,384.4	1,836.9
Total assets	$3,154.3	$2,528.9
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$163.5	$122.6
Short-term right-of-use operating lease liability	94.3	78.1
Accrued employee benefits and compensation expenses	44.2	23.4
Other accrued expenses	124.6	54.4
Current maturities of long-term debt	181.3	4.0
Total current liabilities	607.9	282.5
Non-current liabilities
Long-term debt	1,120.6	1,248.0
Long-term right-of-use operating lease liability	984.8	836.6
Deferred income tax liabilities	74.8	65.7
Other liabilities	32.6	26.7
Total non-current liabilities	2,212.8	2,177.0
Commitments and contingencies (Note 14)
Stockholders’ equity
Preferred stock, $0.01 par value: Authorized 150.0 shares; issued and outstanding: none	—	—
Common stock, $0.01 par value: Authorized 750.0 shares; issued and outstanding: 134.2 shares at January 2, 2022 and 134.5 shares at December 27, 2020	1.3	1.3
Treasury stock, at cost: 0.7 shares at January 2, 2022 and 0.0 shares at December 27, 2020	(34.0)	—
Additional paid-in capital	18.6	12.0
Retained earnings	362.1	67.7
Accumulated other comprehensive loss	(14.4)	(11.6)
Total stockholders' equity	333.6	69.4
Total liabilities and stockholders' equity	$3,154.3	$2,528.9
See accompanying notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In millions)
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Net Parent Investment	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity (Deficit)
	Shares	Amt	Shares	Amt
Balance at December 30, 2018	—	$—	—	$—	$—	$—	$576.2	$(13.0)	$563.2
Net income	—	—	—	—	—	87.4	105.8	—	193.2
Cumulative effect adjustment for adoption of ASC Topic 842, net of tax	—	—	—	—	—	—	1.1	—	1.1
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(1.9)	(1.9)
Stock-based compensation expense	—	—	—	—	2.8	—	1.9	—	4.7
Exercise of stock options	0.2	—	—	—	1.6	—	—	—	1.6
Withholding taxes on stock-based awards	—	—	—	—	(0.9)	—	—	—	(0.9)
Reclassification of net parent investment to common stock and additional paid-in capital	133.4	1.3	—	—	—	(214.5)	213.2	—	—
Dividend paid to KAR	—	—	—	—	—	—	(1,278)	—	(1,278.0)
Net transfer to parent and affiliates	—	—	—	—	—	—	379.8	—	379.8
Balance at December 29, 2019	133.6	1.3	—	—	3.5	(127.1)	—	(14.9)	(137.2)
Net income	—	—	—	—	—	194.8	—	—	194.8
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	3.3	3.3
Stock-based compensation expense	—	—	—	—	8.5	—	—	—	8.5
Common stock issued for exercise and vesting of stock-based awards	1.1	—	—	—	8.1	—	—	—	8.1
Common stock issued for employee stock purchase plan	—	—	—	—	1.0	—	—	—	1.0
Withholding taxes on stock-based awards	(0.2)	—	—	—	(9.1)	—	—	—	(9.1)
Balance at December 27, 2020	134.5	1.3	—	—	12.0	67.7	—	(11.6)	69.4
Net income	—	—	—	—	—	294.4	—	—	294.4
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(2.8)	(2.8)
Purchase of treasury stock	(0.7)	—	0.7	(34.0)	—	—	—	—	(34.0)
Stock-based compensation expense	—	—	—	—	11.4	—	—	—	11.4
Common stock issued for exercise and vesting of stock-based awards	—	—	—	—	1.0	—	—	—	1.0
Common stock issued for employee stock purchase plan	0.5	—	—	—	1.6	—	—	—	1.6
Withholding taxes on stock-based awards	(0.1)	—	—	—	(7.4)	—	—	—	(7.4)
Balance at January 2, 2022	134.2	$1.3	0.7	$(34.0)	$18.6	$362.1	$—	$(14.4)	$333.6
See accompanying notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Cash Flows
(In millions)
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Operating activities
Net income	$294.4	$194.8	$193.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86.5	81.1	88.4
Operating lease expense	153.9	136.7	118.3
Provision for credit losses	1.4	4.4	1.8
Deferred income taxes	(0.7)	2.0	0.6
Loss on extinguishment of debt	10.3	—	—
Amortization of debt issuance costs	3.4	4.2	2.0
Stock-based compensation	11.4	8.5	4.7
Change in contingent consideration liabilities	2.3	—	—
Other non-cash, net	0.2	(0.7)	(0.1)
Changes in operating assets and liabilities, net of acquisitions:
Operating lease payments	(147.0)	(130.9)	(119.3)
Accounts receivable and other assets	(134.4)	(54.3)	(23.0)
Accounts payable and accrued expenses	29.4	64.2	4.6
Net cash provided by operating activities	311.1	310.0	271.2
Investing activities
Acquisition of businesses (net of cash acquired)	(257.1)	—	(16.7)
Purchases of property, equipment and computer software	(135.6)	(69.8)	(68.5)
Proceeds from the sale of property and equipment	0.8	0.8	0.3
Other	(2.0)	—	—
Net cash used by investing activities	(393.9)	(69.0)	(84.9)
Financing activities
Net increase (decrease) in book overdrafts	28.8	(33.6)	(26.8)
Proceeds from debt issuance	815.0	—	1,305.5
Payments on long-term debt	(774.0)	(4.0)	(27.5)
Dividend paid to KAR	—	—	(1,278.0)
Net cash transfers to Parent and affiliates	—	—	(117.8)
Deferred financing costs	(4.8)	(2.9)	(25.2)
Payments on finance leases	(12.7)	(14.3)	(13.7)
Purchase of treasury stock	(34.0)	—	—
Issuance of common stock under stock plans	1.0	8.1	1.6
Proceeds from issuance of employee stock purchase plan shares	1.6	1.0	—
Tax withholding payments for vested RSUs	(7.4)	(9.1)	(0.9)
Payment of contingent consideration	(1.3)	(1.5)	—
Net cash provided (used) by financing activities	12.2	(56.3)	(182.8)
Effect of exchange rate changes on cash and restricted cash	0.2	1.0	(4.7)
Net (decrease) increase in cash, cash equivalents and restricted cash	(70.4)	185.7	(1.2)
Cash, cash equivalents and restricted cash at beginning of period	232.8	47.1	48.3
Cash, cash equivalents and restricted cash at end of period	$162.4	$232.8	$47.1
Cash paid for interest, net	$45.2	$53.7	$29.8
Cash paid for taxes, net	$90.0	$59.7	$71.8
Reconciliation of cash, cash equivalents and restricted cash reported in balance sheets
Cash and cash equivalents	$109.4	$232.8	$47.1
Restricted cash	53.0	—	—
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$162.4	$232.8	$47.1
See accompanying notes to consolidated financial statements

IAA, Inc.
Notes to Consolidated Financial Statements
Note 1-Basis of Presentation
Description of Business
IAA, Inc., together with its subsidiaries (collectively referred to herein as “IAA” and “the Company”) is a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, IAA’s unique platform facilitates the marketing and sale of total loss, damaged and low-value vehicles for a full spectrum of sellers. Headquartered in Westchester, Illinois, the Company has more than 200 facilities throughout the United States, Canada and the United Kingdom. The Company serves a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. The Company offers sellers a comprehensive suite of services aimed at maximizing vehicle value, reducing administrative costs, shortening selling cycle time and delivering the highest economic returns. The Company’s products provide global buyers with the vehicles they need to, among other things, fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. IAA provides global buyers multiple bidding/buying digital channels, innovative vehicle merchandising, efficient evaluation services and online bidding tools, enhancing the overall purchasing experience.
The Company operates in two reportable segments: United States and International. The Company earns fees for its services from both buyers and sellers of vehicles sold through its channels.
Separation and Distribution
On February 27, 2018, KAR Auction Services, Inc. (“KAR” or “Former Parent”), a Delaware corporation, announced a plan to pursue the separation and spin-off (the “Separation”) of its salvage auction business into a separate public company, IAA Spinco Inc. IAA Spinco Inc. was incorporated in Delaware on June 19, 2018 and was renamed IAA, Inc. on June 27, 2019. On June 28, 2019 (the “Separation Date”), KAR completed the distribution of 100% of the issued and outstanding shares of common stock of IAA to the holders of record of KAR’s common stock on June 18, 2019, on a pro rata basis (the “Distribution”). On the Separation Date, each KAR common stockholder of record received one share of IAA common stock for every one share of KAR common stock held by such stockholder as of the record date. As a result of the Distribution, KAR does not retain any ownership interest in IAA. The Distribution was made pursuant to the Separation and Distribution Agreement, dated June 27, 2019 (the “Separation and Distribution Agreement”), pursuant to which KAR contributed the subsidiaries that operated the salvage auction business to IAA. The Distribution is expected to be a tax-free transaction under provisions of the Internal Revenue Code. Following the Distribution, IAA became an independent publicly-traded company and is listed on the New York Stock Exchange under the symbol “IAA.”
In connection with the Separation, on the Separation Date, the Company paid a dividend to KAR of $1,278.0 million, which included $456.6 million to settle intercompany debt and $40.9 million for certain fixed assets transferred to the Company by KAR on the Separation Date. The Company also paid KAR $117.8 million on the Separation Date to settle other intercompany accounts in connection with the Separation. In connection with the Separation, the Company also entered into a non-compete and various other ancillary agreements to effect the Separation and provide a framework for the Company’s relationship with KAR after the Separation, including a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements provide for the allocation of assets, employees, liabilities and obligations attributable to periods prior to, at and after the Company’s Separation from KAR and govern certain relationships between the Company and KAR after the Separation. For further information regarding these agreements, see Note 3 – Relationship with KAR and Related Entities.
Basis of Presentation
Until the Separation Date, the Company operated as a separate reportable segment within KAR and, since the Separation Date, the Company has operated independently from KAR. The accompanying consolidated financial statements for the period from December 31, 2018, to the Separation Date, and notes related thereto have been prepared from KAR’s historical accounting records and are presented on a stand-alone basis as if IAA’s operations had been conducted independently from KAR for all periods prior to the Separation Date. Accordingly, prior to the Separation Date, KAR’s net investment in these operations (“Net Parent Investment”) was shown in lieu of stockholder’s equity (deficit) in the consolidated financial statements. The Company’s historical results of operations,

IAA, Inc.
Notes to Consolidated Financial Statements
financial position and cash flows presented in the consolidated financial statements may not be indicative of what they would have been had the Company actually been a separate stand-alone entity during such periods, nor are they necessarily indicative of the Company’s future results of operations, financial position and cash flows.
IAA is comprised of certain stand-alone legal entities for which discrete financial information is available. The consolidated statements of income include all revenues and costs directly attributable to IAA, including costs for functions and services used by the Company. Prior to the Separation Date, certain shared costs were directly charged to the Company by KAR based on specific identification or other allocation methods. The Company’s results of operations prior to the Separation Date also include allocations of costs for administrative functions and services performed on behalf of the Company by centralized staff groups within KAR. Current and deferred income taxes and related tax expense have been determined based on the Company’s stand-alone results by applying Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, to the Company’s operations in each country as if the Company was a separate taxpayer (i.e., following the separate return methodology). Allocation methodologies were applied to certain shared costs to allocate amounts to the Company as discussed further in Note 3 – Relationship with KAR and Related Entities.
Note 2–Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of IAA and all of its wholly owned subsidiaries. Intercompany transactions and balances between consolidated IAA businesses have been eliminated. All significant intercompany transactions with KAR are deemed to have been paid in the period the cost was incurred. The financial results of acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.
Fiscal Periods
The Company’s fiscal year consists of 52 weeks with every fifth year consisting of 53 weeks and ending either the last Sunday in December or the first Sunday in January. Fiscal 2021 contained 53 weeks, and fiscal 2020 and fiscal 2019 contained 52 weeks.
Use of Estimates
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect the Company’s results of operations and financial position. Among other effects, such changes could result in future impairments of goodwill, intangible assets and long-lived assets, additional allowances on accounts receivable and changes in contingent liabilities, litigation and other loss contingencies.
Business Segments
The Company has two operating segments: United States, and International. The Company’s two operating segments represent its two reportable segments. These segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results. See Note – 15 – Segment Information in the notes to consolidated financial statements for additional information.
Foreign Currency
The local currency is the functional currency for each of the Company’s foreign entities. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the period. Assets and liabilities of foreign operations are translated using the exchange rates in effect at year end.

IAA, Inc.
Notes to Consolidated Financial Statements
Foreign currency transaction gains and losses are included in the Consolidated Statements of Income within “Other (expense) income, net” and resulted in a loss of $0.3 million for the year ended January 2, 2022, a gain of $0.3 million for the year ended December 27, 2020, and a loss of $0.2 million for the year ended December 29, 2019. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are included in the Consolidated Balance Sheets within “Accumulated other comprehensive loss.”
Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.
Restricted Cash
Restricted cash relates to the amount held in an escrow account to fund the remaining purchase price of the Company’s acquisition of SYNETIQ Ltd. (“SYNETIQ”), which is contingent upon receipt of required approvals from the U.K. Competition and Markets Authority. See Note – 4 – Acquisitions in the notes to consolidated financial statements for additional information related to the SYNETIQ acquisition.
Accounts Receivable
Accounts receivable primarily include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts due for services provided by the Company related to certain consigned vehicles in the Company’s possession, including advance charges paid on the seller's behalf. The amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles. Due to the nature of the Company’s business, substantially all accounts receivable are due from salvage buyers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the accounts receivable. In addition, accounts receivable include amounts to be collected from landlords of certain leased facilities for reimbursement of leasehold improvements. Accounts receivable are reported net of an allowance for credit losses. The allowance for credit losses is based on management’s evaluation of the accounts receivable portfolio under current conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection issues and such other factors which in management’s judgment merit recognition in estimating losses.
Prepaid Consigned Vehicle Charges
Prepaid consigned vehicle charges include the inbound tow, titling costs and enhancement charges associated with a consigned vehicle. These prepaid charges are recorded in cost of services at the date the vehicle is sold and revenue is recognized.
Other Current Assets
Other current assets consist of inventories, prepaid expenses, taxes receivable and other miscellaneous assets. The inventories, which consist of vehicles acquired under purchase agreement contracts, are accounted for on the specific identification method and are stated at the lower of cost or net realizable value. Inventories included in Other current assets were $49.7 million and $14.6 million at January 2, 2022 and December 27, 2020, respectively.
Leases
The Company has entered into lease arrangements mainly for property, software, vehicles, furniture and fixtures. The Company determines if an arrangement is a lease at inception. The Company classifies leases as finance leases when there is either a transfer of ownership of the underlying asset by the end of the lease term, the lease contains an option to purchase the asset that the Company is reasonably certain will be exercised, the lease term is for the major part of the remaining economic life of the asset, the present value of the lease payments and any residual value guarantee equals or substantially exceeds all the fair value of the asset, or the asset is of such a specialized nature that it will have no alternative use to the lessor at the end of the lease term. When none of these criteria are met, the Company classifies leases as operating leases.

IAA, Inc.
Notes to Consolidated Financial Statements
The Company includes options to extend or terminate the lease in its determination of lease term when it is reasonably certain that the Company will exercise that option. The Company considers leases with an initial term of 12 months or less as short-term in nature and does not record such leases on the balance sheet. The Company records all other leases on the balance sheet with right of use (“ROU”) assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease. The Company recognizes ROU assets and lease liabilities at the commencement date based on the present value of the lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments as the implicit rate within the leases is generally not determinable. The ROU assets include present value of lease payments to be made, initial direct costs incurred and prepaid lease payments and exclude lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term.
The Company has lease agreements with lease and non-lease components, such as fixed maintenance costs, which are accounted for separately. For certain equipment leases, the Company accounts for the lease and non-lease components as a single lease component in calculating ROU assets and lease liabilities.
Goodwill
Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually in the fourth quarter, or more frequently as impairment indicators arise. ASC 350, Intangibles-Goodwill and Other, permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the quantitative assessment would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. Under the quantitative assessment, the fair value of each reporting unit is compared with its carrying value (including goodwill). The fair value of the reporting unit is determined using income approach (discounted cash flows) and market approach (market multiples of companies in similar lines of business). If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, the difference, up to the amount of goodwill recorded for the reporting unit, is recognized as an impairment.
Intangible Assets
Intangible assets generally consist of customer relationships, tradenames, computer software and technology, and non-compete agreements which, if amortized, are amortized using the straight-line method. Customer relationships are amortized over the life determined in the valuation of the particular acquisition. Tradenames with indefinite lives are not amortized. Costs incurred related to software and technology developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements. The amortization periods of finite-lived intangible assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted. Indefinite-lived tradenames are assessed for impairment, in accordance with ASC 350, annually in the fourth quarter or more frequently as impairment indicators arise. At the end of each assessment, a determination is made as to whether the tradenames still have an indefinite life.
Property and Equipment
Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.
Other Assets
Other assets consist of deposits and other miscellaneous long-term assets.

IAA, Inc.
Notes to Consolidated Financial Statements
Impairment of Long-Lived Assets
Management reviews right-of-use assets, property and equipment, customer relationships and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on the Company’s current business strategy, expected growth rates and estimated future economic and regulatory conditions.
Accounts Payable
Accounts payable include amounts due to sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as book overdrafts. Book overdrafts represent outstanding checks in excess of funds on deposit. The Company had $28.8 million book overdrafts at January 2, 2022, and zero book overdrafts at December 27, 2020.
Self-Insurance Reserves
The Company self-insures a portion of employee medical benefits, as well as a portion of its automobile, general liability and workers’ compensation claims. The Company has insurance coverage that limits the exposure on individual claims. The cost of the insurance is expensed over the contract periods. Utilizing historical claims experience, the Company records an accrual for the claims related to its employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims, which includes the cost of claims that have been incurred but not reported. Accrued medical benefits and worker’s compensation expense are recorded in “Accrued employee benefits and compensation expenses” and was $6.2 million and $6.6 million at January 2, 2022 and December 27, 2020, respectively. Accrued automobile and general liability expenses are recorded in “Other accrued expenses” and amounted to $1.5 million and $1.3 million at January 2, 2022 and December 27, 2020, respectively.
Environmental Liabilities
Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties.
Unamortized Debt Issuance Costs
Debt issuance costs reflect the expenditures incurred in conjunction with the term loan facility, the revolving credit facility, and the senior notes. The debt issuance costs are amortized to interest expense using the effective interest method or the straight-line method, as applicable, over the lives of the related debt issues. Debt issuance costs are presented as a reduction from the carrying amount of the related debt liability.
Revenue Recognition
The Company generates its revenues from contracts with customers. The Company recognizes revenue when control of the promised goods or services are transferred to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company identifies each performance obligation and evaluates whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined. The Company allocates the transaction price to each distinct performance obligation proportionately based on the estimated standalone selling price for each performance obligation. The Company then determines when the goods or services are transferred to the customer in order to determine the timing of revenue recognition.

IAA, Inc.
Notes to Consolidated Financial Statements
The Company has disaggregated revenue at the product level by Services and Vehicle Sales, as well as geographically by the United States and International. See Note 15 – Segment Information for disaggregated revenue.
Service Revenues
Service revenues include auction and auction related fees for all vehicles sold by the Company. The Company does not take title to vehicles that are consigned to the Company by the seller and records auction fees on those vehicles on a net basis because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. The buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while the seller fees are typically fixed. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Greater than 90% of the Company’s revenue is generated at the time of auction as a result of the satisfaction of the seller and buyer performance obligations as described below.
The Company’s contracts with sellers are short-term in nature. The performance obligation contained within the Company’s auction contracts for sellers is to facilitate the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing and sale at auction. These services are related to facilitating the sale of vehicles and are not distinct within the context of the contract. Accordingly, revenue for these services is recognized when the single performance obligation is satisfied at the point in time when the vehicle is sold through the auction process. Related costs are deferred and recognized at the time of sale.
The Company’s contracts with buyers are short-term in nature and are generally established via purchase at auction, subject to standard terms and conditions. These contracts contain a single performance obligation, which is satisfied at a point in time when the vehicle is purchased through the auction process. Buyers also pay a fixed registration fee to access the auctions for a one-year term in addition to the fees paid upon purchase of a vehicle. The performance obligation to provide access to the auctions, associated with the registration, is satisfied ratably over the one-year contractual term of the buyer agreement. Accordingly, registration fee revenue is recognized ratably over the one-year contract term. The Company also offers other services to buyers such as transportation, storage, vehicle condition reporting, and other ancillary services. Revenue from such services is recognized in the period in which such services are provided.
Vehicle Sales
Vehicle sales represent the selling price of the vehicles that are purchased by the Company and then resold. Buyer fees associated with vehicle sales are recorded in Service Revenue. The Company’s performance obligation for these purchased vehicles is the completion of the online auction process and is satisfied at the point in time when the vehicle is sold through the auction process. As the Company acts as a principal, the vehicle sales price is recorded as revenue on a gross basis when the vehicle is sold.
There were no material contract assets, contract liabilities or deferred contract costs recorded on the Consolidated Balance Sheets as of January 2, 2022 and December 27, 2020. For each of the Company’s primary revenue streams, cash flows are consistent with the timing of revenue recognition.
For the years ended January 2, 2022 and December 27, 2020, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less and contracts where revenue is recognized as invoiced, is not material.
Income Taxes
The Company files federal, state and foreign income tax returns in accordance with the applicable rules of each jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable amounts in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

IAA, Inc.
Notes to Consolidated Financial Statements
In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
Accounting for Stock-Based Compensation
The Company accounts for stock-based compensation under ASC 718, Compensation-Stock Compensation. The Company recognizes all stock-based compensation as expense in the financial statements over the vesting period and that cost is measured as the fair value of the award at the grant date for equity-classified awards. The Company also recognizes the impact of forfeitures as they occur and excess tax benefits and tax deficiencies related to employee stock-based compensation within income tax expense.
Customer Concentration
The auction of each salvage vehicle includes a sell fee paid by the provider and a buy fee paid by the purchaser of the vehicle. No single provider customer or buyer customer accounted for more than 10% of consolidated revenues in any period presented.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Due to the nature of our business, substantially all of the Company’s accounts receivable are due from vehicle dealers, salvage buyers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion.
Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:
•	Level 1: Inputs that are based upon quoted prices in active markets for identical assets or liabilities.
•	Level 2: Inputs, other than quoted prices included within Level 1, which are observable either directly or indirectly.
•
Level 3: Unobservable inputs where there is little or no market activity for the asset or liability. These inputs reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.
In November 2020, the Company entered into an agreement which grants the owner a right during fiscal years 2023 and 2024 to cause the Company to acquire certain assets (the “Put Option”) for a price based on a pre-defined formula. The carrying value of this Put Option is reported at fair value each reporting period. The Company measured and recognized the fair value of the Put Option using a Monte Carlo simulation. Key assumptions used in the valuation include discount rate, volume volatility, risk-free interest rate, cash flow projections and other details specific to the Put Option. The estimated fair value of the Put Option at January 2, 2022 and December 27, 2020 was zero and was categorized within Level 3 of the fair value hierarchy.
See Note 10 – Debt for fair value of debt.

IAA, Inc.
Notes to Consolidated Financial Statements
Net Parent Investment
The Consolidated Statements of Stockholders’ Equity (Deficit) include net cash transfers and other property transfers between KAR and IAA and are presented as “Net Parent Investment.” Prior to the Separation, KAR performed cash management and other treasury related functions on a centralized basis for nearly all of its legal entities, including IAA. The Net Parent Investment account includes assets and liabilities incurred by KAR on behalf of IAA, such as accrued liabilities related to corporate allocations including administrative expenses for accounting, treasury, information technology risk management, safety and security, human resources and other services. Other assets and liabilities recorded by KAR, whose related income and expenses have been pushed down to IAA, are also included in Net Parent Investment.
All intercompany transactions effected through Net Parent Investment were considered cash receipts and payments and are reflected in financing activities in the accompanying Consolidated Statements of Cash Flows.
New Accounting Standards
Recently Issued and Adopted Accounting Pronouncements
In December 2019, the FASB issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes in various areas. The adoption of ASU 2019-12 on December 28, 2020 did not have any impact on the Company’s consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The Company adopted this guidance in the fourth quarter of fiscal 2021 retrospectively to all business combinations completed since the beginning of fiscal 2021. The adoption of ASU 2021-08 did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material impact on its consolidated financial statements or disclosures.
Note 3–Relationship with KAR and Related Entities
Prior to the Separation Date, the Company was managed and operated in the normal course of business with other affiliates of KAR. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the consolidated financial statements. The Company considers the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of KAR attributable to the Company for purposes of the stand-alone financial statements; however, the expenses reflected in the consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company historically operated as a separate, stand-alone entity. In addition, the expenses reflected in these consolidated financial statements may not be indicative of expenses that will be incurred in the future by the Company.
Transactions between KAR and the Company, with the exception of purchase transactions and reimbursements for payments made to third-party service providers by KAR on the Company’s behalf, are reflected in 2019 Consolidated Statements of Cash Flows as a financing activity in “Net cash transfers to parent and affiliates.”
Corporate Costs/Allocations
These consolidated financial statements for fiscal 2019 include corporate costs incurred by KAR for services that were provided to or on behalf of the Company. These costs consist of allocated cost pools and identifiable costs. Corporate costs were directly charged to, or allocated to, the Company using methods management believes are consistent and reasonable. The identifiable costs were recorded based on dedicated employee assignments. The method for allocating corporate function costs was based on various proportionate formulas involving allocation factors. The methods for allocating corporate administration costs were based on revenue, headcount or the

IAA, Inc.
Notes to Consolidated Financial Statements
proportion of related expenses. However, the expenses reflected in these consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if IAA historically operated as a separate, stand-alone entity. All corporate charges and allocations have been deemed paid to KAR in the period in which the cost was recorded in the Consolidated Statements of Income.
Allocated corporate costs included in selling, general and administrative expenses were $2.8 million for fiscal year 2019. The allocated corporate costs were associated with human resources, risk management, information technology and certain finance and other functions.
After the Separation Date, the Company is invoiced for services provided by KAR under the transition services agreement described below and, therefore, no longer reflects these allocations in the Consolidated Statements of Income. Costs incurred related to the transition services agreement are recorded in selling, general, and administrative expenses.
Cash Management and Financing
KAR generally used a centralized approach to cash management and financing its operations, including the operations of IAA. Accordingly, none of KAR’s corporate cash and cash equivalents was allocated to IAA in the historical consolidated financial statements. Prior to the Separation Date, cash transferred daily, based on IAA’s balances, to centralized accounts maintained by KAR. As cash was disbursed or received by KAR, it was accounted for by IAA through the Net Parent Investment.
Transactions with Other KAR Businesses
The Company purchases goods and services from KAR’s other businesses. The cost of products and services obtained from these other businesses were not material for fiscal years 2021, 2020, and 2019.
Non-Compete Agreement
Pursuant to the Separation and Distribution Agreement, the Company agreed not to compete with KAR in certain non-salvage activities for a period of five years following the Separation Date in certain jurisdictions, subject to certain exceptions. The Company is expressly permitted to continue to conduct its salvage auction business as conducted immediately prior to the Separation Date. The exceptions also permit the Company to conduct certain non-salvage business, in some cases subject to a revenue sharing mechanism in the event such business exceeds specified volume limits or other thresholds. The Company’s transactions with KAR relating to these non-compete provisions were not material for fiscal years 2021, 2020, and 2019.
Transition Services Agreement
Under the transition services agreement, KAR and its subsidiaries provided, on an interim, transitional basis, various services to the Company for a period of up to two years from the Separation Date. The services provided included information technology, accounts payable, payroll, and other financial functions and administrative services. From time to time, the Company also provided similar services to KAR under the transition services agreement. As of June 28, 2021, the Transition Service Agreement terminated in accordance with its term, and neither party is providing services to the other.
Tax Matters Agreement
The tax matters agreement generally governs the Company's and KAR’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation, the Distribution or certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for any tax period ended on or before the Separation Date, as well as tax periods beginning after the date of the Distribution.
In addition, the tax matters agreement imposes certain restrictions on the Company and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve

IAA, Inc.
Notes to Consolidated Financial Statements
the tax-free status of the Separation, the Distribution and certain related transactions. The tax matters agreement also provides special rules that allocate tax liabilities in the event the Separation, the Distribution, or certain related transactions fail to qualify as tax-free for U.S. federal income tax purposes.
Employee Matters Agreement
The employee matters agreement allocated liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company. The employee matters agreement provides that, unless otherwise specified, KAR will be responsible for liabilities associated with employees who are employed by KAR following the Separation, former employees whose last employment was with the KAR businesses and certain specified current and former corporate employees, and the Company is responsible for liabilities associated with employees who are employed by it following the Separation, former employees whose last employment was with the Company’s businesses and certain specified current and former corporate employees.
Note 4–Acquisitions
2021 Acquisitions
SYNETIQ Ltd.
On October 26, 2021, IAA, through its indirect wholly owned subsidiary, IAA International Holdings Limited, acquired 100% of SYNETIQ, a leading integrated salvage and vehicle dismantling company in the United Kingdom, to expand its footprint in the United Kingdom. The cash purchase price for SYNETIQ, including working capital and other adjustments, was $314.2 million (£228.2 million), of which $260.2 million (£189.0 million) was paid out in the fourth quarter of fiscal 2021. The remaining payment of $54.0 million (£39.2 million) is contingent upon receipt of required approvals from the U.K. Competition and Markets Authority and is held in an escrow account, and presented as Restricted cash on the Consolidated Balance Sheets. The Company funded the acquisition with cash on hand and $100.0 million in borrowings under its 2021 Revolving Credit Facility (as defined in Note 10 - Debt).
This transaction is currently undergoing review by the U.K. Competition and Markets Authority. Revenues and pretax loss of SYNETIQ included in the Company’s consolidated statements of operations from the acquisition date of October 26, 2021 to January 2, 2022 were $35.3 million and $1.0 million, respectively. The transaction costs associated with the acquisition were approximately $6.5 million and were recorded in general and administrative expense during fiscal 2021.
The following table summarizes the fair value of consideration transferred and the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition (in millions):
Fair Value
Cash	$260.2
Fair value of contingent consideration*	51.4
Total fair value of consideration transferred	$311.6
*	Recorded in Other accrued expenses line within the Consolidated Balance Sheets.

IAA, Inc.
Notes to Consolidated Financial Statements
Fair Value
Cash	$7.1
Accounts receivable	4.7
Inventory	17.4
ROU assets	39.0
Property and equipment	12.3
Goodwill	256.6
Intangible assets	40.9
Other assets	1.4
Accounts payable and other accrued expenses	(17.6)
Operating lease liabilities	(39.0)
Other long-term liabilities	(11.2)
Net assets acquired	$311.6
Given the timing of the acquisition, the Company has not completed its determination of the fair value of assets acquired and liabilities assumed and the amounts shown in the table above are preliminary amounts. The estimates and assumptions used in the preliminary analysis are subject to change if additional information, which existed as of the acquisition date, becomes known to the Company. Accordingly, there could be material adjustments to the preliminary fair values recorded during the measurement period.
The intangible assets acquired related to developed technology (useful life 4 years) and tradename (useful life 5 years), which will be amortized over a weighted average-useful life of approximately 4 years. The relief from royalty method was used to value the developed technology and tradename. This method requires forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth, obsolescence, and estimated discount and royalty rates. The goodwill recognized from this acquisition reflects expected synergies resulting from adding SYNETIQ’s products and processes to the Company’s products and processes. The acquired goodwill has been allocated to the International segment and is deductible for tax purposes.
The following unaudited pro forma financial information summarizes the combined results of operations for the Company and SYNETIQ, as though the companies were combined as of the beginning of the Company’s fiscal 2020 (in millions):
	Fiscal Year Ended
	January 2, 2022	December 27, 2020
Net revenue	$2,011.1	$1,575.4
Net income	297.9	179.3
These pro forma results are based on estimates and assumptions, which the Company believes are reasonable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the Company’s fiscal 2020, and are not necessarily indicative of the Company’s consolidated results of operations in future periods.
The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets, accretion of contingent consideration and interest expense related to the borrowings under the Company’s 2021 Revolver Facility in connection with the acquisition of SYNETIQ. In addition, fiscal 2021 pro forma net income was adjusted to exclude $6.5 million of acquisition-related costs incurred in fiscal 2021 and fiscal 2020 pro forma net income was adjusted to include these costs.
Auto Exchange
On June 18, 2021, the Company acquired Marisat, Inc. d/b/a Auto Exchange (“Auto Exchange”), a salvage auction provider located in New Jersey. The estimated acquisition date fair value of the total consideration was $7.3 million, which consisted of $2.0 million of cash, and the fair value of contingent consideration of $5.3 million, $2.0 million of which was paid at closing and is subject to clawback provisions. The remaining contingent consideration with a fair value of $3.3 million is payable over 5 years subject to the achievement of certain performance targets.

IAA, Inc.
Notes to Consolidated Financial Statements
The Company finalized the purchase price allocation for the Auto Exchange acquisition. The fair value of acquired customer relationships and other net assets was $4.1 million and $0.6 million, respectively. The $2.6 million excess of the purchase price consideration over the estimated fair value of the acquired net assets was recognized as goodwill and reflects expected synergies resulting from adding Auto Exchange’s products and processes to the Company’s products and processes. The acquired goodwill is allocated to the United States segment and is deductible for tax purposes.
The results of Auto Exchange are included in the Company’s financial statements since the date of acquisition and did not have a material impact on the Company’s financial statements and related disclosures for the periods presented. The costs incurred by the Company in connection with this acquisition were not material.
During the fourth quarter of fiscal 2021, the Company recorded a $1.5 million charge in selling, general and administrative expenses to reflect an increase in the fair value of the contingent consideration liability.
2019 Acquisition
Decision Dynamics, Inc.
On July 31, 2019, the Company acquired Decision Dynamics, Inc. (“DDI”), a leading electronic lien and title technology firm located in Lexington, South Carolina. The Company acquired all of the outstanding equity of DDI pursuant to a stock purchase agreement, which contains customary representations, warranties, covenants and indemnities by the sellers and the Company. The acquisition date fair value of the total consideration transferred was $19.2 million, which consists of an initial cash price of $16.7 million, net of cash acquired of $0.3 million, and the fair value of contingent consideration of $2.5 million which is payable upon achievement of certain performance targets over three years.
The Company finalized the purchase price allocation for the DDI acquisition. The fair value of acquired intangibles assets and other net liabilities assumed was $10.3 million and $0.6 million, respectively. The excess of the purchase price consideration over the estimated fair value of the acquired net assets of $9.5 million was recorded as goodwill.
The intangible assets acquired primarily related to customer relationships, developed technology and tradename, which will be amortized over a weighted average-useful life of approximately 12 years. The goodwill recognized from this acquisition reflects expected synergies resulting from adding DDI products and processes to the Company’s products and processes. The acquired goodwill is allocated to the United States segment and is deductible for tax purposes.
Annual revenue for DDI was approximately $8.3 million in the twelve months prior to acquisition. The results of DDI are included in the Company’s financial statements from the date of acquisition. The pro forma effects of this acquisition are not significant to the Company’s reported results for any periods presented. Accordingly, no pro forma financial statements have been presented herein.
During fiscal 2019, the Company incurred costs of $0.2 million in connection with the DDI acquisition which is included in the Consolidated Statements of Income within “Selling, general and administrative” line. During fiscal 2021 and fiscal 2020, the Company paid contingent consideration of $1.3 million and $1.5 million, respectively, which is included in financing activities on the consolidated statements of cash flows.
Note 5–Stock and Stock-Based Compensation Plans
Prior to the Separation, KAR issued equity awards from time to time to select employees and non-employee directors of IAA. Subsequent to the Separation, IAA created its own equity plan – the 2019 Omnibus Stock and Incentive Plan (as amended, the “2019 OSIP”), as described below under 2019 Omnibus Stock and Incentive Plan.
The employee matters agreement entered into with KAR in connection with the Separation required that the outstanding KAR equity awards held by IAA employees and non-employee directors be converted into adjusted awards of IAA pursuant to the 2019 OSIP. The awards were adjusted based on the following principles:

IAA, Inc.
Notes to Consolidated Financial Statements
•	For each award recipient, the intent was to maintain the economic value of those awards before and after the Separation Date; and
•
The terms of the equity awards, such as the vesting schedule, will generally continue unchanged, except that the performance criteria for certain performance-based restricted stock units (“PRSUs”) granted in 2019 were subject to adjusted performance criteria. Such PRSUs were converted into time-based restricted stock units (“RSUs”) with two-year cliff vesting in February 2020, since the adjusted performance criteria were determined to have been met.

2019 Omnibus Stock and Incentive Plan
On June 27, 2019, the Company’s board of directors approved the 2019 OSIP. The purpose of the 2019 OSIP is to provide an additional incentive to selected management employees, directors, independent contractors, and consultants of the Company whose contributions are essential to the growth and success of the Company, in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability for the Company.
Benefits granted under the 2019 OSIP may be granted in any one or a combination of (i) options to purchase IAA common stock; (ii) IAA share appreciation rights (“SARs”); (iii) restricted shares of IAA common stock; (iv) other IAA stock-based awards; or (v) other cash-based awards. Options, restricted shares and other share-based awards or cash awards may constitute performance-based awards. The granting or vesting of any performance-based awards will be based on achievement of performance objectives that are based on one or more business criteria, with respect to one or more business units or IAA and its subsidiaries as a whole. Such business criteria may be adjusted to account for unusual or infrequently occurring items or changes in accounting.
Participants include any employee, director, independent contractor or consultant of IAA or any affiliate of IAA selected to receive awards under the 2019 OSIP, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be. As of January 2, 2022, the number of common shares reserved and available for awards under the 2019 OSIP is 4,756,029 shares, subject to adjustment made in accordance with the 2019 OSIP. Upon the occurrence of certain corporate events that affect the common stock, including but not limited to extraordinary cash dividend, stock split, reorganization or other relevant changes in capitalization, appropriate adjustments may be made with respect to the number of shares available for grants under the 2019 OSIP, the number of shares covered by outstanding awards and the maximum number of shares that may be granted to any participant.
The aggregate awards granted during any calendar year to any single individual will not exceed: (i) 1,000,000 shares subject to options or SARs, (ii) 500,000 shares subject to restricted shares or other share-based awards and (iii) $5,000,000 with respect to any cash-based award. A non-employee director of IAA may not be granted awards under the 2019 OSIP during any calendar year that, when aggregated with such non-employee director’s cash fees received with respect to such calendar year, exceed $750,000 in total value. The Company issues new shares to satisfy issuances of common stock upon exercise or vesting of stock awards.
The Company records stock-based compensation expense in selling, general, and administrative expenses. The following table summarizes the Company’s stock-based compensation expense by type of award granted under both the KAR and IAA plans (in millions):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Performance-based Restricted Stock Units	$3.3	$1.4	$0.4
Restricted Stock Units and Awards	7.3	6.3	3.9
Stock Options	0.8	0.8	0.4
Total stock-based compensation expense	$11.4	$8.5	$4.7
As of January 2, 2022, an estimated $12.8 million of unrecognized expense related to non-vested awards under both KAR and IAA plans is expected to be recognized over a weighted average term of approximately 1.5 years.

IAA, Inc.
Notes to Consolidated Financial Statements
Performance-based Restricted Stock Units (PRSU)
The PRSUs granted to certain executive officers and management of the Company vest at the end of a three-year performance period if and to the extent that the Company’s three year average return on invested capital achieves certain specified goals. The following table summarizes the Company’s PRSU activity:
Performance-based Restricted Stock Units	Awards	Weighted Average Grant Date Fair Value
Outstanding at December 27, 2020	98,871	$49.65
Granted	79,181	62.18
Forfeited	(9,589)	56.86
Outstanding at January 2, 2022	168,463	55.13
Restricted Stock Units (RSU)
The RSUs granted by the Company to certain executive officers and management of the Company are contingent upon continued employment and generally vest in three equal annual installments. The following table summarizes the Company’s RSU activity:
Restricted Stock Units*	Awards	Weighted Average Grant Date Fair Value
Outstanding at December 27, 2020	771,711	$33.68
Granted	134,589	62.77
Vested	(378,171)	34.20
Forfeited	(31,558)	43.88
Outstanding at January 2, 2022	496,571	40.46
*	IAA awards, including those held by KAR employees
The total grant date fair value of shares that vested during fiscal 2021 was $12.9 million.
Restricted Stock Awards (RSA)
The RSAs granted by the Company to non-employee directors prior to fiscal 2021 vest in four equal installments over a one year vesting term. The RSAs granted by the Company to non-employee directors during fiscal 2021 vest in one installment on the earlier of the one-year anniversary date of the grant date or the day preceding the Company’s next annual meeting of stockholders following the date of grant. The following table summarizes the Company’s RSA activity:
Restricted Stock Awards	Awards	Weighted Average Grant Date Fair Value
Outstanding at December 27, 2020	8,694	$42.99
Granted	17,609	53.88
Vested	(8,694)	42.99
Outstanding at January 2, 2022	17,609	53.88
The total grant date fair value of shares that vested during fiscal 2021 was $0.4 million.

IAA, Inc.
Notes to Consolidated Financial Statements
Stock Options
The following table summarizes stock option activity:
Stock Options*	Number of Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Average Intrinsic Value (in millions)
Outstanding at December 27, 2020	365,376	$30.80
Exercised	(78,978)	12.97
Canceled/Expired	(6,166)	34.28
Outstanding at January 2, 2022	280,232	35.63	5.4	$4.2
Exercisable at January 2, 2022	221,214	32.60	4.9	$4.0
*	IAA awards, including those held by KAR employees.
The total intrinsic value of service options exercised during fiscal 2021 was $3.6 million. The following table summarizes the activity of non-vested stock options:
Stock Options	Number of Awards	Weighted Average Grant-Date Fair Value
Outstanding at December 27, 2020	126,164	$46.97
Vested	(67,146)	46.97
Outstanding at January 2, 2022	59,018	46.97
Employee Stock Purchase Plan
The Company adopted the IAA, Inc. Employee Stock Purchase Plan (“ESPP”) on August 1, 2019. The ESPP is designed to provide an incentive to attract, retain and reward eligible employees and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended. A maximum of 1,000,000 shares of the Company’s common stock have been reserved for issuance under the ESPP, of which 924,960 shares remained available for future purchases as of January 2, 2022. The ESPP provides for one month offering periods with a 15% discount from the fair market value of the Company’s share on the date of purchase. A participant’s annual contribution to the ESPP may not exceed $25,000 per year. Unless terminated earlier, the ESPP will terminate on December 31, 2028. In accordance with ASC 718, Compensation-Stock Compensation, the entire 15% purchase discount is recorded as compensation expense in the period of purchase. The Company’s stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share. Prior to the adoption of the ESPP, eligible employees participated in KAR’s employee stock purchase plan which also provided for one month offering periods with a 15% discount from the fair market value of KAR’s share on the date of purchase. Stock-based compensation expense recorded during the fiscal years ended 2021, 2020 and 2019, in connection with the compensatory elements of the Company’s and KAR’s employee stock purchase plan, was not significant.
Note 6–Net Income Per Share
Basic net income per share was calculated by dividing net income by the weighted average number of outstanding common shares for the period. Diluted net income per share was calculated consistent with basic net income per share and includes the effect of dilutive unissued common shares related to the Company’s stock-based employee compensation program. The effect of stock options and restricted stock on net income per share-diluted is determined through the application of the treasury stock method, whereby net proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period.

IAA, Inc.
Notes to Consolidated Financial Statements
The following table summarizes the components of basic and diluted net income per share (in millions except per share amounts):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Net income	$294.4	$194.8	$193.2

Weighted average common shares outstanding:
Basic	134.7	134.1	133.4
Effect of dilutive stock options and restricted stock awards	0.6	1.0	1.0
Diluted	135.3	135.1	134.4

Net income per share:
Basic	$2.18	$1.45	$1.45
Diluted	$2.18	$1.44	$1.44
The weighted number of shares outstanding used in the calculation of diluted earnings per share does not include the effect of the following anti-dilutive securities and awards subject to performance conditions which have not been fully satisfied at the end of respective reporting periods:
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Anti-dilutive awards	—	0.2	0.2
Awards subject to performance conditions not fully satisfied	0.2	0.1	—
	0.2	0.3	0.2
Share Repurchase Program
On August 2, 2021, the Company’s Board of Directors authorized a share repurchase program under which the Company can repurchase up to $400.0 million (exclusive of fees and commissions) of shares of its common stock (the “Repurchase Program”). The Repurchase Program expires on August 3, 2026. The shares under the Repurchase Program may be repurchased through open market, privately negotiated transactions, accelerated share repurchase transactions or other means, including under plans complying with the provisions of Rule 10b5-1 of the Securities Exchange Act of 1934. The timing and amount of common stock to be repurchased under this Repurchase Program will be subject to the discretion of the Company based upon market conditions and other opportunities the Company may have to deploy capital. The Repurchase Program does not obligate the Company to acquire any specific number of shares of its common stock, and the Repurchase Program may be suspended or discontinued at any time.
During fiscal year 2021, the Company repurchased 677,854 shares for a gross purchase price of approximately $34.0 million pursuant to the Repurchase Program. As of January 2, 2022, approximately $366.0 million remained available under the Repurchase Program.

IAA, Inc.
Notes to Consolidated Financial Statements
Note 7–Accounts Receivable and Allowance for Credit Losses
Components of accounts receivable, net were as follows (in millions):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020
Advance charges receivable	$322.7	$239.5
Trade accounts receivable	139.8	126.5
Other receivable	12.3	16.8
Accounts receivable, gross	474.8	382.8
Less: Allowance for credit losses	(9.1)	(8.0)
Accounts receivable, net	$465.7	$374.8
The following is a summary of changes in the allowance for credit losses related to accounts receivable (in millions):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Allowance for Credit Losses
Balance at beginning of period	$8.0	$4.2	$3.3
Provision for credit losses	1.4	4.4	1.8
Less net charge-offs	(0.3)	(0.6)	(0.9)
Balance at end of period	$9.1	$8.0	$4.2
Recoveries of accounts receivable were netted with charge-offs, as they were not material. Changes in exchange rates did not have a material effect on the allowance for credit losses.
Note 8–Goodwill and Other Intangible Assets
Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. Changes in goodwill were as follows (in millions):
	United States	International	Total
Balance at December 29, 2019	$496.0	$45.3	$541.3
Currency translation adjustments	—	1.0	1.0
Balance at December 27, 2020	$496.0	$46.3	$542.3
Increase for acquisition activity (Note 4)	2.6	256.6	259.2
Currency translation adjustments	—	(4.0)	(4.0)
Balance at January 2, 2022	$498.6	$298.9	$797.5
Components of intangible assets, net were as follows (in millions):
	January 2, 2022			December 27, 2020
	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	$376.3	$(341.5)	$34.8	$371.7	$(329.1)	$42.6
Tradenames	69.1	(2.2)	66.9	58.6	(1.8)	56.8
Computer software & technology	301.7	(205.9)	95.8	224.6	(173.4)	51.2
Total	$747.1	$(549.6)	$197.5	$654.9	$(504.3)	$150.6
The table above includes the carrying amount of tradenames with an indefinite life, which was $56.0 million at each of January 2, 2022 and December 27, 2020. The weighted-average remaining useful life of intangible assets with a finite life was 3.2 years (4.0 years for customer relationships, 5.5 years for amortizable tradenames, and 2.7 years for computer software and technology) at January 2, 2022.

IAA, Inc.
Notes to Consolidated Financial Statements
Amortization expense for intangibles assets was $44.9 million, $38.1 million and $44.3 million for the years ended January 2, 2022, December 27, 2020 and December 29, 2019, respectively. Future estimated amortization expense of the existing intangible assets with finite life is as follows:
Amount
Fiscal year 2022	$55.7
Fiscal year 2023	44.0
Fiscal year 2024	24.2
Fiscal year 2025	10.6
Fiscal year 2026	3.3
Thereafter	3.7
Total	$141.5
Note 9–Property and Equipment
Property and equipment consisted of the following (in millions):
	Useful Lives (in years)	January 2, 2022	December 27, 2020
Land		$168.4	$114.3
Building and leasehold improvements	1 - 30	328.2	309.3
Furniture, fixtures, equipment and vehicles	3 - 5	349.5	305.0
Construction in progress		23.9	13.1
		870.0	741.7
Accumulated depreciation		(531.9)	(481.9)
Property and equipment, net		$338.1	$259.8
Depreciation expense for the years ended January 2, 2022, December 27, 2020 and December 29, 2019 was $41.6 million, $42.9 million and $44.1 million, respectively.
Note 10–Debt
Debt consisted of the following (in millions):
	January 2, 2022	December 27, 2020
2021 Term Loan Facility	650.0	$—
2021 Revolving Credit Facility	165.0	—
2019 Term Loan Facility	—	774.0
Notes	500.0	500.0
Total debt	1,315.0	1,274.0
Unamortized debt issuance costs	(13.1)	(22.0)
Current portion of long-term debt	(181.3)	(4.0)
Long-term debt	$1,120.6	$1,248.0
Credit Facility
In connection with the Separation, on June 28, 2019, the Company, as borrower, entered into a credit agreement (the “2019 Credit Agreement”) which provided for, among other things: (i) a seven-year senior secured term loan facility in an aggregate principal amount of $800 million (the “2019 Term Loan Facility”) and (ii) a five-year revolving credit facility in an aggregate principal amount of $225.0 million (the “2019 Revolving Credit Facility,” and together with the Term Loan Facility, the “2019 Credit Facility”). On May 1, 2020, the Company entered into an amendment to its 2019 Credit Agreement to increase the aggregate principal amount able to be borrowed under the

IAA, Inc.
Notes to Consolidated Financial Statements
2019 Revolving Credit Facility by $136.0 million to $361.0 million. As of December 27, 2020, the interest rate per annum on the 2019 Term Loan Facility was 2.44% and no amounts were outstanding under the 2019 Revolving Credit Facility. The 2019 Credit Agreement was terminated on April 30, 2021.
On April 30, 2021, the Company entered into a new credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “2021 Credit Agreement”). The 2021 Credit Agreement provides for, among other things: (i) a senior secured term loan in an aggregate principal amount of $650 million (the “2021 Term Loan Facility”) and (ii) a senior secured revolving credit facility with revolving commitments in an aggregate principal amount of $525 million (the “2021 Revolving Credit Facility” and, together with the 2021 Term Loan Facility, the “2021 Credit Facility”). Borrowing availability under the 2021 Revolving Credit Facility is subject to no default or event of default under the 2021 Credit Agreement having occurred at the time of borrowing. The proceeds of the 2021 Credit Facility were used, along with cash on hand, to repay in full all outstanding borrowings under the Company’s 2019 Term Loan Facility under its 2019 Credit Agreement. Future borrowings under the 2021 Revolving Credit Facility are expected to be used for the Company’s ongoing working capital needs and general corporate purposes. The 2021 Credit Facility matures on April 30, 2026.
Borrowings under the 2021 Credit Agreement bore interest from April 30, 2021 until November 2, 2021, at a rate equal to either, (A) at the Company’s option, the highest of the prime rate, the Federal Funds Rate plus 0.5%, or one-month LIBOR plus 1.00% (the “Base Rate”) for base rate borrowings, or (B) one-month LIBOR for eurodollar borrowings, in each case, plus an applicable margin of 0.75% with respect to Base Rate borrowings and 1.75% with respect to eurodollar borrowings. Subsequent to November 2, 2021, borrowings under the 2021 Credit Agreement bear interest at (A) the Base Rate or (B) LIBOR, in each case plus an applicable margin ranging from 0.375% to 1.25% with respect to Base Rate borrowings and 1.375% to 2.25% with respect to eurodollar borrowings, in each case, depending on the Company’s Consolidated Net Leverage Ratio (as defined in the 2021 Credit Agreement). The 2021 Credit Agreement contains additional procedures for transition to a benchmark rate other than one-month LIBOR for eurodollar borrowings. The unused amount of the 2021 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% and 0.30% depending on the Company’s Consolidated Net Leverage Ratio.
As of January 2, 2022, the interest rate per annum for the 2021 Term Loan Facility and 2021 Revolving Credit Facility was 1.48%.
The 2021 Credit Agreement requires the Company to comply with certain financial covenants, including a requirement that the Company’s Consolidated Net Leverage Ratio not exceed 4:00 to 1:00 as of the last day of any fiscal quarter, subject to certain exceptions for qualifying material acquisitions. Consolidated Net Leverage Ratio is defined as the ratio of Consolidated Total Debt (as defined in the 2021 Credit Agreement) to Consolidated EBITDA (as defined in the 2021 Credit Agreement). The 2021 Credit Agreement also contains other affirmative and negative covenants that are usual and customary for a senior secured credit agreement. The negative covenants include limitations on (i) the disposition of assets, (ii) mergers and acquisitions, (iii) restricted payments, including payment of future dividends, distributions and stock repurchases by the Company, (iv) the incurrence of additional indebtedness, (v) permitted acquisitions and investments and (vi) the incurrence of additional liens on property. The 2021 Credit Agreement includes customary events of default. The Company was in compliance with the covenants in the 2021 Credit Agreement at January 2, 2022.
During the fiscal year 2021, the Company incurred debt issuance costs of $4.8 million in relation to the 2021 Credit Agreement which are included within the long-term debt line of the consolidated balance sheets, and recognized a loss of $10.3 million on early extinguishment of the 2019 Credit Facility which is included within the interest expense, net line of the consolidated statements of income.
Notes
In connection with the Separation, the Company issued $500.0 million aggregate principal amount of 5.500% Senior Notes due 2027 (the “Notes”) on June 6, 2019 (the “Closing Date”) in a private offering exempt from the registration requirements of the Securities Act. The Notes were issued pursuant to an indenture, dates as of the Closing Date (“the Indenture”). Interest on the Notes is due in cash on June 15 and December 15 of each year at a rate of 5.500% per annum. The Notes mature on June 15, 2027. The net proceeds from the Notes offering, together with borrowings under the 2019 Term Loan Facility, were used to make a cash distribution to KAR and to pay fees and expenses related to the Separation and Distribution.

IAA, Inc.
Notes to Consolidated Financial Statements
Under certain circumstances, the Indenture permits the Company to designate certain of the Company’s subsidiaries as unrestricted subsidiaries, which subsidiaries will not be subject to the covenants in the Indenture and will not guarantee the Notes. The Notes are the general unsecured senior obligations of the Company and such obligations are guaranteed by the Subsidiary Guarantors. Each guarantee is the general unsecured senior obligation of each Subsidiary Guarantor. The Notes and the related guarantees rank equal in right of payment with all of the Company’s and the Subsidiary Guarantors’ unsubordinated indebtedness. The Notes are structurally subordinated in right of payment to all indebtedness and other liabilities of the Company’s subsidiaries that will not be Subsidiary Guarantors and effectively junior in right of payment to all of the Company’s and the Guarantors’ secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness under the Credit Facility.
At any time and from time to time prior to June 15, 2022, the Company may, at its option, redeem the Notes in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to, but excluding, the date of redemption. Thereafter, the Company may, at its option, redeem the Notes in whole or in part at the prices set forth in the Indenture. In addition, at any time and from time to time prior to June 15, 2022, the Company may, at its option, at a redemption price of 105.5% of the principal amount of Notes redeemed, redeem up to 40% of the original aggregate principal amount of the Notes issued under the Indenture with the proceeds of certain equity offerings.
In the event of a Change of Control Repurchase Event (as defined in the Indenture), unless the Company has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes, the Company is required to make an offer to repurchase all of the Notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. If the Company sells assets outside the ordinary course of business and does not use the net proceeds for specified purposes under the Indenture, the Company may be required to use such net proceeds to make an offer to repurchase the Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.
The Indenture contains covenants which, among other things, limit the Company and its restricted subsidiaries’ ability to pay dividends on or make other distributions in respect of equity interests or make other restricted payments, make certain investments, incur liens on certain assets to secure debt, sell certain assets, consummate certain mergers or consolidations or sell all or substantially all assets, or designate subsidiaries as unrestricted. The Indenture also provides for customary events of default, including non-payment of principal, interest or premium, failure to comply with covenants, and certain bankruptcy or insolvency events. The Company was in compliance with the covenants in the Indenture at January 2, 2022.
Canadian Credit Facility
On July 7, 2020, the Company entered into a credit agreement which provides for a revolving credit facility in an aggregate principal amount of $10.0 million Canadian dollars (the “Canadian Credit Facility”). As of December 27, 2020, no amounts were outstanding under the Canadian Credit Facility. The Canadian Credit Facility was terminated on May 5, 2021.
Other
At January 2, 2022, the Company had outstanding letters of credit in the aggregate amount of $5.6 million, all of which reduce the amount available for borrowings under the 2021 Revolving Credit Facility. At December 27, 2020, the Company had outstanding letters of credit in the aggregate amount of $6.1 million, all of which reduce the amount available for borrowings under the 2019 Revolving Credit Facility.
Fair Value of Debt
As of January 2, 2022, the estimated fair value of the Company’s 2021 Term Loan Facility and 2021 Revolving Credit Facility approximated book value as the interest rate is variable in nature, and the estimated fair value of the Company’s Notes was $517.5 million. The estimate of fair value of the Company's Notes was based on broker-dealer quotes and is considered Level 2 fair value measurements in the fair value hierarchy.
As of December 27, 2020, the estimated fair value of the Company’s 2019 Term Loan Facility and Notes was $770.1 million and $532.5 million, respectively. These estimates were based on broker-dealer quotes as of the respective dates and are considered Level 2 fair value measurements in the fair value hierarchy.

IAA, Inc.
Notes to Consolidated Financial Statements
Future Principal Payments
At January 2, 2022, aggregate future principal payments on long-term debt are as follows (in millions):
Amount
Fiscal year 2022	$181.3
Fiscal year 2023	32.5
Fiscal year 2024	28.4
Fiscal year 2025	48.7
Fiscal year 2026	524.1
Thereafter	500.0
Total	$1,315.0
Note 11–Leases
The Company leases property, software, automobiles, trucks and trailers, pursuant to operating lease agreements. The Company also leases furniture, fixtures and equipment under finance leases. The leases have varying remaining lease terms with leases expiring through 2092, some of which include options to extend the leases.
The components of leases expense were as follows (in millions):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Operating lease cost	$153.9	$136.7	$118.3
Finance lease cost:
Amortization of right-of-use assets	12.3	14.5	12.4
Interest on lease liabilities	0.8	0.9	0.8
Short-term lease cost	6.9	4.7	5.3
Total lease cost	$173.9	$156.8	$136.8
Supplemental cash flow information related to leases was as follows (in millions):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows related to operating leases	$147.0	$130.9	$119.3
Operating cash flows related to finance leases	$0.8	$1.0	$1.0
Financing cash flows related to finance leases	$12.7	$14.3	$13.7
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$256.6	$219.7	$204.7
Finance leases	$17.6	$18.1	$11.6

IAA, Inc.
Notes to Consolidated Financial Statements
Supplemental balance sheet information related to leases was as follows (in millions, except lease term and discount rate):
	January 2, 2022	December 29, 2019
Operating Leases
Operating lease right-of-use assets	$1,262.7	$1,030.7
Accumulated amortization	(238.3)	(163.9)
Operating lease right-of-use assets, net	$1,024.4	$866.8
Other accrued expenses	$94.3	$78.1
Operating lease liabilities	984.8	836.6
Total operating lease liabilities	$1,079.1	$914.7
Finance Leases
Property and equipment, gross	$157.6	$144.2
Accumulated depreciation	(120.6)	(108.9)
Property and equipment, net	$37.0	$35.3
Other accrued expenses	$10.9	$11.1
Other liabilities	23.5	17.2
Total finance lease liabilities	$34.4	$28.3
Weighted Average Remaining Lease Term (Years)
Operating leases	11.89	11.67
Finance leases	3.52	3.27
Weighted Average Discount Rate
Operating leases	5.4%	5.6%
Finance leases	2.5%	3.3%
Maturities of lease liabilities as of January 2, 2022 are as follows (in millions):
	Operating Leases	Finance Leases
2022	$148.5	$11.5
2023	138.2	9.7
2024	128.6	8.4
2025	119.3	4.2
2026	114.1	2.1
Thereafter	837.1	—
	$1,485.8	$35.9
Less: imputed interest	406.7	1.5
Total	$1,079.1	$34.4
Note 12–Income Taxes
IAA’s income taxes for the periods after the Separation are computed and reported on a stand-alone basis. For tax periods ended on or before the Separation Date, IAA has been included in the consolidated income tax returns of KAR and IAA’s income taxes are computed and reported herein under the “separate return method” as if IAA were a separate taxpayer. Use of the separate return method requires judgment and may result in differences when the sum of the amounts presented in stand-alone tax provisions are compared with amounts presented in consolidated financial statements. In that event, the related current and deferred tax assets and liabilities could be significantly different from those presented herein. Taxes, as computed under this separate taxpayer approach, may not be indicative of the income tax expense or income tax to be paid had IAA operated as a stand-alone company.

IAA, Inc.
Notes to Consolidated Financial Statements
The components of income before income taxes and the provision for income taxes are as follows (in millions):
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Income before income taxes:
Domestic	$364.4	$233.9	$229.1
Foreign	23.6	23.1	33.1
Total	$388.0	$257.0	$262.2
Income tax expense (benefit):
Current:
Federal	$73.2	$45.0	$46.4
Foreign	6.1	5.1	10.1
State	15.0	10.1	11.9
Total current provision	94.3	60.2	68.4
Deferred:
Federal	0.2	2.1	1.5
Foreign	(0.1)	0.2	(0.8)
State	(0.8)	(0.3)	(0.1)
Total deferred (benefit) provision	(0.7)	2.0	0.6
Income tax expense	$93.6	$62.2	$69.0
The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes and is reconciled as follows:
	Fiscal Years Ended
	January 2, 2022	December 27, 2020	December 29, 2019
Statutory rate	21.0%	21.0%	21.0%
State and local income taxes, net	3.0%	3.2%	3.3%
Reserves for tax exposures	0.4%	0.2%	0.2%
International operations	—%	0.5%	1.1%
Non deductible executive compensation	0.3%	0.1%	0.1%
Stock-based compensation	(0.1)%	(0.2)%	(0.2)%
Impact of law and rate change	(0.2)%	—%	0.1%
Other, net	(0.3)%	(0.6)%	0.7%
Effective rate	24.1%	24.2%	26.3%
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

IAA, Inc.
Notes to Consolidated Financial Statements
The Company offsets all deferred tax assets and liabilities by jurisdiction, as well as any related valuation allowance, and presents them as a single non-current deferred income tax liability. Deferred tax assets and deferred tax liabilities are comprised of the following: (in millions):
	January 2, 2022	December 27, 2020
Gross deferred tax assets:
Right-of-use liabilities	$271.5	$229.8
Allowances for accounts receivable	2.0	1.8
Accruals and liabilities	10.0	3.9
Employee benefits and compensation	4.6	4.4
Losses carried forward	0.1	—
Other	3.9	2.6
Total gross deferred tax assets	292.1	242.5
Deferred tax asset valuation allowance	(0.1)	—
Net deferred tax assets	292.0	242.5
Gross deferred tax liabilities:
Right-of-use assets	(256.7)	(216.6)
Property and equipment	(22.4)	(14.6)
Goodwill and intangible assets	(72.9)	(64.8)
Other	(14.8)	(12.2)
Total	(366.8)	(308.2)
Net deferred tax liabilities	$(74.8)	$(65.7)
Permanently reinvested undistributed earnings of the Company’s foreign subsidiaries were approximately $139.8 million for the year ended January 2, 2022. Because these amounts have been or are expected to be permanently reinvested in properties and working capital, the Company has not recorded the deferred taxes associated with these earnings. If the undistributed earnings of foreign subsidiaries were to be remitted, state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits. It is not practical for the Company to determine the additional tax that would be incurred upon remittance of these earnings.
Tax payments for fiscal years ended January 2, 2022, December 27, 2020, and December 29, 2019, were $90.0 million, $59.7 million, and $71.8 million, respectively. For tax periods ended on or before June 28, 2019, tax payments were made by KAR on IAA’s behalf.
The Company applies the provisions of ASC 740, Income Taxes. ASC 740 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. These provisions prescribe a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken on income tax returns.
A reconciliation of the beginning and ending amount of unrecognized tax benefits from uncertain tax positions is as follows (in millions):
	January 2, 2022	December 27, 2020
Balance at beginning of period	$4.1	$3.5
Increase in prior year tax positions	0.6	0.1
Increase in current year tax positions	1.9	1.2
Lapse in statute of limitations	(0.6)	(0.7)
Balance at end of period	$6.0	$4.1
The total amount of unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate was $5.1 million and $3.5 million at January 2, 2022, and December 27, 2020, respectively.

IAA, Inc.
Notes to Consolidated Financial Statements
The Company records interest and penalties associated with the uncertain tax positions within the Company’s provision for income taxes on the consolidated statements of income. The Company had reserves totaling $0.2 million at each of January 2, 2022 and December 27, 2020 associated with interest and penalties, net of tax.
The provision for income taxes involves management judgment regarding the interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by us and can raise issues regarding the Company’s filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business, the Company is subject to examination by taxing authorities in the U.S., Canada, and the United Kingdom. In general, the examination of our material tax returns is complete for the years prior to 2018.
Based on the potential outcome of the Company’s tax examinations and the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the currently remaining unrecognized tax benefits will change within the next 12 months. The associated net tax impact on the reserve balance is estimated to be in the range of a $0.5 million to $1.0 million decrease.
Note 13–Employee Benefit Plans
401(k) Plan
The Company maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. The Company matches 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant’s compensation. Participants are 100 percent vested immediately in the Company’s contributions. The Company’s defined contribution 401(k) plan has been effective since June 2019. Prior to that, the eligible employees of the Company participated in KAR’s 401(k) plan which also matched 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant’s compensation. For the years ended January 2, 2022, December 27, 2020, and December 29, 2019, amounts contributed to the 401(k) plan were $5.3 million, $4.8 million and $4.5 million, respectively.
Note 14–Commitments and Contingencies
The Company is and may from time to time become involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies, including litigation and environmental matters, are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Such matters are generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal fees are expensed as incurred.
Pyrite Canyon
In the fourth quarter of fiscal 2020, the Company’s wholly owned subsidiary, Insurance Auto Auctions, Inc. (hereafter “IAAI”), received a letter from the California Department of Toxic Substances Control (the “DTSC”) styled “Draft Imminent and Substantial Endangerment Determination and Order and Remedial Action Order” (the “ Draft Order”) in which the DTSC states that IAAI, along with nine other respondents named in the Draft Order, has been named

IAA, Inc.
Notes to Consolidated Financial Statements
as a potential responsible party for the release of hazardous substances at the former Universal Propulsion Company site (the “Former UPCo Site”). The Draft Order states that the Former UPCo Site has been identified as contributing to the Pyrite Canyon Plume of hazardous substances by the U.S. Environmental Protection Agency and prescribes initial steps and a schedule for responding to the release of hazardous substances at the Former UPCo Site. The Draft Order further states that IAAI has been identified as a potential responsible party because it is either the company or the successor of a company responsible for a release of hazardous substances at the Former UPCo Site. The Draft Order is currently unsigned and has not been issued by DTSC.
On January 26, 2021, DTSC hosted an informational teleconference for the respondents named in the Draft Order. At the meeting, DTSC described the background and current status at the Former UPCo Site, but did not provide any information related to possible response actions, associated cost estimates or financial liability determinations. DTSC directed the Respondents to provide comments upon the Draft Order. On March 31, 2021, IAAI provided comments to the Draft Order by the deadline imposed upon it by the DTSC, and subsequently made a technical presentation to the DTSC, asking, among other things, that IAAI be removed from the Draft Order. No additional actions regarding IAAI have been taken by DTSC in this matter. The matter remains pending.
The Company does not believe that IAAI should bear any financial liability for actions taken pursuant to the Draft Order because it does not believe that IAAI is the company or a successor of a company responsible for a release of hazardous substances at the Former UPCo Site. IAAI currently leases 50 gross acres of the Former UPCo Site, having commenced a sublease at the location on or about March 1, 2016. At all times since, IAAI has used the site for vehicle storage and general operations. The most significant contaminants at the Former UPCo Site, and the Pyrite Canyon Plume are perchlorate, NDMA and PCBs. These contaminants pre-date IAAI’s occupancy and operations at the Former UPCo Site and are inconsistent with any chemicals stored at the location or used in its operations.
IAAI also tendered this matter to its landlord pursuant to indemnity provisions in its sublease, and to its environmental insurance carrier. IAAI’s landlord responded by tendering its own indemnification demand to IAAI, and IAAI in turn notified its environmental insurance carrier of the same. At this time, the Company does not have adequate information to determine IAAI’s liability, if any, for contamination at the Former UPCo Site.
Lower Duwamish Waterway
Since June 2004, IAAI has operated a branch on property it leases in Tukwila, Washington just south of Seattle. The property is located adjacent to a Superfund site known as the Lower Duwamish Waterway Superfund Site (“LDW Site”). The LDW Site had been designated a Superfund site in 2001, three years prior to IAAI’s tenancy. On March 25, 2008, the United States Environmental Protection Agency, or the “EPA,” issued IAAI a General Notice of Potential Liability, or “General Notice,” pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” related to the LDW Site. On November 7, 2012, the EPA issued IAAI a Second General Notice of Potential Liability, or “Second General Notice,” for the LDW Site. The EPA’s website indicates that the EPA has issued general notice letters to approximately 116 entities, and has issued Section 104(e) Requests to more than 300 entities related to the LDW Site. In the General Notice and Second General Notice, the EPA informed IAAI that the EPA believed IAAI may be a Potentially Responsible Party, or “PRP,” but the EPA did not specify the factual basis for this assertion. At this time, the EPA still has not specified the factual basis for this assertion and has not demanded that IAAI pay any funds or take any action apart from responding to the Section 104(e) Information Request. Four PRPs, The Boeing Company, the City of Seattle, the Port of Seattle and King County – the Lower Duwamish Waterway Group (“LDWG”), have funded a remedial investigation and feasibility study related to the cleanup of the LDW Site. In December 2014, the EPA issued a Record of Decision (“ROD”), detailing the final cleanup plan for the LDW Site. The ROD estimated the cost of cleanup to be $342 million, with the plan involving dredging of 105 acres, capping 24 acres, and enhanced natural recovery of 48 acres. The estimated length of the cleanup was 17 years, including 7 years of active remediation, and 10 years of monitored natural recovery. The Company is aware that certain authorities may bring natural resource damage claims against PRPs. On February 11, 2016, IAAI received a Notice of Intent letter from the United States National Oceanic and Atmospheric Administration informing IAAI that the Elliott Bay Trustee Council were beginning to conduct an injury assessment for natural resource damages in the LDW. The Notice of Intent indicated that the decision of the trustees to proceed with this natural resources injury assessment followed a pre-assessment screen performed by the trustees. Shortly thereafter, in a letter dated August 16, 2016, EPA issued a status update to the PRPs at the LDW Site. The letter stated that EPA expected the bulk of the pre-remedial design work currently being performed by the LDWG to be completed by the beginning of 2018, with the Remedial Design/Remedial Action

IAA, Inc.
Notes to Consolidated Financial Statements
(“RD/RA”) phase to follow. The EPA previously anticipated that the pre-design work would be completed sometime during 2018, and the Company is not aware of any further information regarding that schedule. Accordingly, the Company is unable to predict when RD/RA negotiations with all PRPs might begin.
In addition, the Washington State Department of Ecology (“Ecology”) is working with the EPA in relation to the LDW Site, primarily to investigate and address sources of potential contamination contributing to the LDW Site. In 2007, IAA installed a stormwater capture and filtration system designed to treat sources of potential contamination before discharge to the LDW Site. The immediate-past property owner, the former property owner and IAAI have had discussions with Ecology concerning possible source control measures, including an investigation of the water and soils entering the stormwater system, an analysis of the source of contamination identified within the system, if any, and possible repairs and upgrades to the stormwater system if required. As of May 31, 2020, IAAI ceased all operations at the site and terminated its remaining lease of the property in June 2020. Accordingly, IAAI submitted a Notice of Termination of its stormwater permit to Ecology, discontinuing IAAI’s ongoing obligations around the stormwater system maintenance and any additional source control measures.
At this time, IAAI has not received any further notices from the EPA and still does not have adequate information to determine IAAI’s liability, if any, for contamination at this site, or to estimate the Company’s loss as a result of this potential liability which might have been incurred during IAAI’s occupancy.
Note 15–Segment Information
The Company has two operating segments: United States, and International. The Company’s two operating segments represent its two reportable segments. These segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results. Both segments earn fees by providing services to buyers and sellers of vehicles sold through its channels.
Intercompany (income) expense related to charges for services provided by the United States segment to the International segment are based on the benefits received. Such services are related to technology and other business support services.
Financial information regarding the Company’s reportable segments is set forth below as of and for the year ended January 2, 2022 (in millions):
	United States	International	Consolidated
Revenues:
Service revenues	$1,429.2	$108.5	$1,537.7
Vehicle sales	134.1	165.6	299.7
Total revenues	1,563.3	274.1	1,837.4
Operating expenses:
Cost of services	776.3	75.2	851.5
Cost of vehicle sales	118.1	143.1	261.2
Selling, general and administrative	178.6	13.7	192.3
Depreciation and amortization	75.9	10.6	86.5
Total operating expenses	1,148.9	242.6	1,391.5
Operating profit	414.4	31.5	445.9
Interest expense, net	58.0	(0.3)	57.7
Other expense (income), net	0.5	(0.3)	0.2
Intercompany (income) expense	(8.5)	8.5	—
Income before income taxes	364.4	23.6	388.0
Income taxes	87.6	6.0	93.6
Net income	$276.8	$17.6	$294.4
Total assets	$2,510.1	$644.2	$3,154.3
Capital expenditures	$124.9	$10.7	$135.6

IAA, Inc.
Notes to Consolidated Financial Statements
Financial information regarding the Company’s reportable segments is set forth below as of and for the year ended December 27, 2020 (in millions):
	United States	International	Consolidated
Revenues:
Service revenues	$1,134.4	$98.7	$1,233.1
Vehicle sales	80.7	71.1	151.8
Total revenues	1,215.1	169.8	1,384.9
Operating expenses:
Cost of services	659.8	61.9	721.7
Cost of vehicle sales	64.6	60.6	125.2
Selling, general and administrative	135.0	9.9	144.9
Depreciation and amortization	74.3	6.8	81.1
Total operating expenses	933.7	139.2	1,072.9
Operating profit	281.4	30.6	312.0
Interest expense, net	56.2	(0.2)	56.0
Other income, net	(0.7)	(0.3)	(1.0)
Intercompany (income) expense	(8.0)	8.0	—
Income before income taxes	233.9	23.1	257.0
Income taxes	56.9	5.3	62.2
Net income	$177.0	$17.8	$194.8
Total assets	$2,341.1	$187.8	$2,528.9
Capital expenditures	$52.3	$17.5	$69.8
Financial information regarding the Company’s reportable segments is set forth below as of and for the year ended December 29, 2019 (in millions):
	United States	International	Consolidated
Revenues:
Service revenues	$1,196.2	$107.6	$1,303.8
Vehicle sales	69.9	63.1	133
Total revenues	1266.1	170.7	1436.8
Operating expenses:
Cost of services	714.4	65.7	780.1
Cost of vehicle sales	54.0	54.1	108.1
Selling, general and administrative	131.3	11.1	142.4
Depreciation and amortization	81.8	6.6	88.4
Total operating expenses	981.5	137.5	1,119.0
Operating profit	284.6	33.2	317.8
Interest expense	55.7	—	55.7
Other (income) expense, net	(0.2)	0.1	(0.1)
Income before income taxes	229.1	33.1	262.2
Income taxes	59.7	9.3	69.0
Net income	$169.4	$23.8	$193.2
Total assets	$1,963.4	$187.8	$2,151.2
Capital expenditures	$64.2	$4.3	$68.5

IAA, Inc.
Notes to Consolidated Financial Statements
Geographic Information
The Company’s international operations include Canada and the U.K. Information regarding the geographic areas of the Company’s operations is set forth below (in millions):
	January 2, 2022	December 27, 2020
Long-lived assets
U.S.	$1,205.5	$1,040.8
Foreign	157.0	85.8
	$1,362.5	$1,126.6
Note 16–Subsequent Events
During the first quarter of fiscal 2022, the Company sold a property in South Carolina consisting of land and a building for $37.2 million and simultaneously leased back the same property for an initial term of 20 years. The carrying value of this property included in the Consolidated Balance Sheets within “Property and equipment, net” was $37.2 million as of January 2, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations From the IAA 10-Q
The following discussion and analysis contains forward-looking statements within the meaning of the federal securities laws, and should be read in conjunction with the disclosures we make concerning risks and other factors that may affect our business and operating results. See “Statement Regarding Forward-Looking Statements” preceding Part I, Item 1 in this Quarterly Report on Form 10-Q.
Unless the context suggests otherwise, all reference in this Quarterly Report on Form 10-Q to the “Company,” “we,” “us,” refer to IAA, Inc. together with its subsidiaries.
Executive Overview
Our Business
We are a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, our unique platform facilitates the marketing and sale of total-loss, damaged and low-value vehicles for a full spectrum of sellers. Headquartered in Westchester, IL, we have two operating and reportable segments: United States and International. We maintain operations in the United States, which make up the United States segment and operations in Canada and the United Kingdom, which make up the International segment. We have more than 210 facilities across both business segments.
We serve a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. We offer sellers a comprehensive suite of services aimed at maximizing vehicle value, reducing administrative costs, shortening selling cycle time and delivering the highest economic returns. Our solutions provide global buyers with the vehicles they need to, among other things, fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. We provide global buyers with multiple digital bidding and buying channels, innovative vehicle merchandising, and efficient evaluation services, enhancing the overall purchasing experience.
Sources of Revenues and Expenses
A significant portion of our revenue is derived from auction fees and related services associated with our salvage auctions. Our revenue earned from buyers represents fees charged based on a tiered structure that increases with the sales price of the vehicle, as well as fees for additional services such as storage, transportation, and vehicle condition reporting. Our revenue earned from sellers represents the combination of the inbound tow, processing, storage, titling, enhancing and auctioning of the vehicle. The majority of our business comprises auctioning vehicles on a consignment basis, meaning that our sellers continue to own their vehicles until they are sold to buyers through one of our digital marketplaces. We recognize revenue from consigned vehicles on a net basis as we have no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. We also purchase vehicles in certain situations and resell them or, in our International segment, dismantle them and sell the vehicle parts and scrap. We recognize revenue from purchased vehicles on a gross basis, which results in lower gross margin versus vehicles sold at auction on a consignment basis.
Our operating expenses consist of cost of services, cost of vehicle and parts sales, selling, general and administrative and depreciation and amortization. Cost of services is comprised of payroll and related costs, subcontract services, supplies, insurance, property taxes, utilities, service contract claims, maintenance, and lease expense related to the auction sites. Cost of vehicle and parts sales represents the cost of purchased vehicles. Cost of services and cost of vehicle and parts sales exclude depreciation and amortization. Selling, general and administrative expenses are comprised of, among other things, payroll and related costs, sales and marketing, information technology services and professional fees.
Proposed Merger
On November 7, 2022, we entered into the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”), Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), providing for RBA’s acquisition of the Company in a stock and cash transaction. Upon the terms and subject to the conditions set forth in the Merger

Agreement, at the closing of the transactions (i) Merger Sub 1 will be merged with and into us (the “First Merger”), with us surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings (the “Surviving Corporation”), and (ii) immediately following the consummation of the First Merger, the Surviving Corporation will be merged with and into Merger Sub 2 (together with the First Merger, the “Mergers”), with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. At the effective time of the First Merger, each issued and outstanding share of common stock of the Company (other than certain customary excluded shares) as of immediately prior to such effective time will be converted automatically into the right to receive (A) 0.5804 of a common share, without par value, of RBA (“RBA Common Shares”) and (B) $10.00 in cash, without interest (together, the “Merger Consideration”). Upon completion of the Mergers, RBA stockholders will own approximately 59% of the common shares of the combined company and our stockholders will own approximately 41% of the common shares of the combined company.
The Mergers are expected to close in the first half of 2023, subject to the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement. We currently operate, and until completion of the Mergers will continue to operate, independently of RBA. See Note 11 - Subsequent Events in the notes to consolidated financial statements and Item 1.01 of our Current Report on Form 8-K filed with the SEC on November 7, 2022 for additional information regarding the proposed Merger.
Market Trends and Uncertainties
The global economy has recently experienced extreme volatility and disruptions, inflationary conditions, including increases in fuel prices, disruptions in the global supply chain and uncertainty about economic stability. The higher production costs and supply chain disruptions related to new vehicles continue to keep new vehicle prices elevated resulting in an increase in used car prices. This increase in used car prices has contributed to our higher average selling prices and revenue per unit, which have been offset slightly by higher purchased vehicle costs. As a result of macroeconomic conditions, we are continuing to experience labor, towing and other transportation pressures, which have increased our associated costs and adversely impacted our gross margin. In addition, rising interest rates are increasing our interest expense related to our variable debt obligations. We believe the foregoing direct and indirect impacts of the current macroeconomic environment will continue to impact our business in fiscal 2022.
Our Recent Acquisitions
On October 26, 2021, we acquired SYNETIQ Ltd. (“SYNETIQ”), a leading integrated salvage and vehicle dismantling company in the United Kingdom. The cash purchase price for SYNETIQ, including working capital and other adjustments, was $314.2 million (£228.2 million), of which $260.2 million (£189.0 million) was paid out in the fourth quarter of fiscal 2021. The remaining payment of $54.0 million (£39.2 million) was paid out in the first quarter of fiscal 2022 upon receiving required approvals from the U.K. Competition and Markets Authority (“CMA”). The results of operations of SYNETIQ are included in our International segment from the date of the acquisition. See Note 8 - Acquisition in the notes to consolidated financial statements for additional information on this acquisition.
On June 18, 2021, we acquired Marisat, Inc. d/b/a Auto Exchange (“Auto Exchange”), a salvage auction provider located in New Jersey. The results of operations of Auto Exchange are included in our United States segment from the date of the acquisition.
Share Repurchase Program
On August 2, 2021, our Board of Directors authorized a share repurchase program under which we can repurchase up to $400.0 million (exclusive of fees and commissions) of shares of our common stock (the “Repurchase Program”). The Repurchase Program expires on August 3, 2026. During the nine months ended October 2, 2022, we repurchased 751,285 shares of our common stock for an aggregate gross purchase price of approximately $27.2 million pursuant to the Repurchase Program. As of October 2, 2022, approximately $338.8 million remained available under the Repurchase Program. See Note 5 - Net Income Per Share in the notes to consolidated financial statements for additional information on the Repurchase Program. Pursuant to the Merger Agreement, we are restricted from repurchasing shares of our common stock without RBA’s prior consent.

Results of Operations
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions, except per share data)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
Revenues:
Service revenues	$397.9	$359.0	$38.9	10.8%	$1,249.5	$1,101.9	$147.6	13.4%
Vehicle and parts sales	99.6	61.7	37.9	61.4%	325.9	187.4	138.5	73.9%
Total revenues	497.5	420.7	76.8	18.3%	1,575.4	1,289.3	286.1	22.2%
Operating expenses:
Cost of services	244.0	198.4	45.6	23.0%	739.0	592.4	146.6	24.7%
Cost of vehicle and parts sales	93.3	54.5	38.8	71.2%	293.0	160.5	132.5	82.6%
Selling, general and administrative	51.0	49.8	1.2	2.4%	152.8	136.9	15.9	11.6%
Depreciation and amortization	25.2	21.2	4.0	18.9%	77.9	61.5	16.4	26.7%
Total operating expenses	413.5	323.9	89.6	27.7%	1,262.7	951.3	311.4	32.7%
Operating profit	84.0	96.8	(12.8)	(13.2)%	312.7	338.0	(25.3)	(7.5)%
Interest expense, net	13.3	11.1	2.2	19.8%	36.0	46.0	(10.0)	(21.7)%
Other expense (income), net	3.0	0.2	2.8	NM*	8.2	(0.5)	8.7	NM*
Income before income taxes	67.7	85.5	(17.8)	(20.8)%	268.5	292.5	(24.0)	(8.2)%
Income taxes	17.4	19.8	(2.4)	(12.1)%	54.0	71.4	(17.4)	(24.4)%
Net income	$50.3	65.7	$(15.4)	(23.4)%	$214.5	221.1	$(6.6)	(3.0)%
Net income per share
Basic	$0.38	$0.49	$(0.11)	(22.4)%	$1.60	$1.64	$(0.04)	(2.4)%
Diluted	$0.38	$0.49	$(0.11)	(22.4)%	$1.60	$1.63	$(0.03)	(1.8)%
* NM - Not meaningful
Service Revenues
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
United States	$362.8	$336.5	$26.3	7.8%	$1,140.3	$1,027.9	$112.4	10.9%
International	35.1	22.5	12.6	56.0%	109.2	74.0	35.2	47.6%
Total service revenues	$397.9	$359.0	$38.9	10.8%	$1,249.5	$1,101.9	$147.6	13.4%
Three Months Ended October 2, 2022 versus September 26, 2021
United States service revenues increased by $26.3 million due to an increase in revenue per unit of 12%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices. This increase was partially offset by a lower volume of vehicles sold, which decreased by 4% primarily due to the previous loss of significant volume from a single vehicle supplier, partially offset by volume gains from other vehicle suppliers.

International service revenues increased by $12.6 million due to incremental revenue of $6.6 million from SYNETIQ, and a higher volume of vehicles sold, which increased by 16% primarily due to higher miles driven in Canada and was partially offset by lower volume of vehicles sold in the U.K. International service revenues also benefited from an increase in revenue per unit of 10%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices.
Nine Months Ended October 2, 2022 versus September 26, 2021
United States service revenues increased by $112.4 million due to an increase in revenue per unit of 13%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices. This increase was partially offset by a lower volume of vehicles sold, which decreased by 2% primarily due to the previous loss of significant volume from a single vehicle supplier, partially offset by volume gains from other vehicle suppliers.
International service revenues increased by $35.2 million due to incremental revenue of $19.3 million from SYNETIQ, a higher volume of vehicles sold, which increased by 14% primarily due to higher miles driven. International service revenues also benefited from an increase in revenue per unit of 7%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices.
Vehicle and Parts Sales
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
United States	$43.1	$32.6	$10.5	32.2%	$122.9	$92.5	$30.4	32.9%
International	56.5	29.1	27.4	94.2%	203.0	94.9	108.1	113.9%
Total vehicle and parts sales	$99.6	$61.7	$37.9	61.4%	$325.9	$187.4	$138.5	73.9%
Three Months Ended October 2, 2022 versus September 26, 2021
United States vehicle sales increased by $10.5 million due to a higher volume of vehicles sold, which increased by 18% due to an increase in vehicle purchases. United States vehicle sales also benefited from an increase in revenue per unit sold of 12%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings as well as higher used car prices.
International vehicle and parts sales increased by $27.4 million primarily due to incremental revenue from SYNETIQ.
Nine Months Ended October 2, 2022 versus September 26, 2021
United States vehicle sales increased by $30.4 million due to an increase in revenue per unit sold of 22%, which primarily resulted from higher average selling prices due to increased buyer participation, enhanced product and service offerings and higher used car prices, as well as a higher volume of vehicles sold, which increased by 9% mainly due to an increase in vehicle purchases.
International vehicle and parts sales increased by $108.1 million primarily due to incremental revenue from SYNETIQ.
Cost of Services
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
United States	$215.1	$183.7	$31.4	17.1%	$648.6	$544.5	$104.1	19.1%
International	28.9	14.7	14.2	96.6%	90.4	47.9	42.5	88.7%
Total cost of services	$244.0	$198.4	$45.6	23.0%	$739.0	$592.4	$146.6	24.7%

As a result of current macroeconomic conditions, we are continuing to experience labor, towing and other transportation pressures, which have increased our associated costs in both segments. See “Executive Overview-Market Trends and Uncertainties” for additional information.
Three Months Ended October 2, 2022 versus September 26, 2021
United States cost of services increased by $31.4 million primarily due to higher costs relating to towing, wages, occupancy and vehicle processing, partially offset by a lower volume of vehicles sold.
International cost of services increased by $14.2 million primarily due to incremental costs from SYNETIQ, a higher volume of vehicles sold and higher costs relating to towing, wages and occupancy.
Nine Months Ended October 2, 2022 versus September 26, 2021
United States cost of services increased by $104.1 million primarily due to higher costs relating to towing, occupancy, wages, and vehicle processing, partially offset by a lower volume of vehicles sold.
International cost of services increased by $42.5 million primarily due to incremental costs from SYNETIQ, a higher volume of vehicles sold and higher costs relating to towing, wages and occupancy.
Cost of Vehicle and Parts Sales
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
United States	$41.3	29.2	$12.1	41.4%	$117.8	$76.9	$40.9	53.2%
International	52.0	25.3	26.7	105.5%	175.2	83.6	91.6	109.6%
Total cost of vehicle and parts sales	$93.3	$54.5	$38.8	71.2%	$293.0	$160.5	$132.5	82.6%
Three Months Ended October 2, 2022 versus September 26, 2021
United States cost of vehicle sales increased by $12.1 million due to a higher volume of vehicles sold and higher average purchase prices.
International cost of vehicle and parts sales increased by $26.7 million primarily due to incremental costs from SYNETIQ and higher average purchase prices.
Nine Months Ended October 2, 2022 versus September 26, 2021
United States cost of vehicle sales increased by $40.9 million due to a higher volume of vehicles sold and higher average purchase prices.
International cost of vehicle and parts sales increased by $91.6 million primarily due to incremental costs from SYNETIQ and higher average purchase prices.
Selling, General and Administrative
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
United States	$45.8	$46.4	$(0.6)	(1.3)%	$135.3	$127.4	$7.9	6.2%
International	5.2	3.4	1.8	52.9%	17.5	9.5	8.0	84.2%
Total selling, general and administrative expenses	$51.0	$49.8	$1.2	2.4%	$152.8	$136.9	$15.9	11.6%

Three Months Ended October 2, 2022 versus September 26, 2021
United States selling, general and administrative expenses decreased by $0.6 million primarily due to lower incentive compensation costs, partially offset by higher costs relating to headcount and a $1.9 million fair value adjustment relating to contingent consideration.
International selling, general and administrative expenses increased by $1.8 million primarily due to incremental expenses from SYNETIQ.
Nine Months Ended October 2, 2022 versus September 26, 2021
United States selling, general and administrative expenses increased by $7.9 million primarily due to a $4.9 million fair value adjustment relating to contingent consideration and higher costs relating to headcount, professional services and information technology, partially offset by lower incentive compensation and a $2.7 million non-income, tax related accrual in the prior year period.
International selling, general and administrative expenses increased by $8.0 million primarily due to incremental expenses from SYNETIQ.
Depreciation and Amortization
	Three Months Ended		Change		Nine Months Ended		Change
(Dollars in millions)	Oct 2, 2022	Sep 26, 2021	$	%	Oct 2, 2022	Sep 26, 2021	$	%
United States	$20.3	$19.1	$1.2	6.3%	$62.5	$55.4	$7.1	12.8%
International	4.9	2.1	2.8	133.3%	15.4	6.1	9.3	152.5%
Total depreciation and amortization	$25.2	$21.2	$4.0	18.9%	$77.9	$61.5	$16.4	26.7%
Three Months Ended October 2, 2022 versus September 26, 2021
Depreciation and amortization increased by $4.0 million due to a higher intangible asset base in both segments, including intangible assets acquired in recent acquisitions.
Nine Months Ended October 2, 2022 versus September 26, 2021
Depreciation and amortization increased by $16.4 million due to a higher intangible asset base in both segments, including intangible assets acquired in recent acquisitions.
Interest Expense
Three Months Ended October 2, 2022 versus September 26, 2021
Interest expense increased by $2.2 million as compared to the prior year period primarily due to higher interest rates on our floating rate debt.
Nine Months Ended October 2, 2022 versus September 26, 2021
Interest expense decreased by $10.0 million as compared to the prior year period due to a $10.3 million loss on early extinguishment of debt recognized in the second quarter of fiscal 2021 partially offset by higher interest rates on our floating rate debt.
Other expense (income) net
Three Months Ended October 2, 2022 versus September 26, 2021
Other expense increased by $2.8 million mainly due to an increase in unrealized foreign currency losses.
Nine Months Ended October 2, 2022 versus September 26, 2021
Other expense increased by $8.7 million mainly due to unrealized foreign currency losses in the current year period.

Income Taxes
Three Months Ended October 2, 2022 versus September 26, 2021
The effective tax rate was 25.7% for the three months ended October 2, 2022 as compared to 23.2% for the three months ended September 26, 2021. The effective tax rate for the three months ended October 2, 2022 was adversely affected from a change in the estimate related to forecasted global income and state income taxes.
Nine Months Ended October 2, 2022 versus September 26, 2021
The effective tax rate was 20.1% for the nine ended October 2, 2022 as compared to 24.4% for the nine months ended September 26, 2021. The effective tax rate for the nine months ended October 2, 2022 benefited from favorable adjustments of $12.7 million resulting from a change in the estimate for Foreign Derived Intangible Income.
Liquidity and Capital Resources
We believe that the significant indicators of liquidity for our business are cash on hand, cash flow from operations and working capital. Our principal source of liquidity consists of cash generated by operations. Our Revolving Credit Facility (as defined below) provides another source of liquidity as needed.
Our cash flow is used to invest in new products and services, fund capital expenditures and working capital requirements and, coupled with borrowings under our Revolving Credit Facility, is expected to be adequate to satisfy our cash requirements, including those listed below, fund future acquisitions, and repurchase shares of our common stock, if any. Our ability to fund our cash requirements will depend on our ongoing ability to generate cash from operations and to access borrowings under our Revolving Credit Facility. We believe that our cash on hand, future cash from operations, borrowings available under our Revolving Credit Facility and access to the debt and capital markets will provide adequate resources to fund our operating and financing needs for the next twelve months and beyond.
Approximately $41.3 million of available cash was held by our foreign subsidiaries as of October 2, 2022. We do not currently expect to incur significant additional tax liabilities if funds held by our foreign subsidiaries were to be repatriated.
There have been no material changes to our cash requirements from known contractual and other obligations reported in our Annual Report on Form 10-K for the fiscal year ended January 2, 2022 filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022.
Debt Service Obligations
On April 30, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Credit Agreement”). The Credit Agreement provides for, among other things: (i) a senior secured term loan in an aggregate principal amount of $650 million (the “Term Loan”) and (ii) a senior secured revolving credit facility with revolving commitments in an aggregate principal amount of $525 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facility”). Borrowing availability under the Revolving Credit Facility is subject to no default or event of default under the Credit Agreement having occurred at the time of borrowing. The Credit Facility matures on April 30, 2026. As of October 2, 2022, $641.9 million was outstanding under the Term Loan and no borrowings were outstanding under the Revolving Credit Facility. As of October 2, 2022, the interest rate per annum for the Term Loan was 4.49%. We were in compliance with the covenants in the Credit Agreement at October 2, 2022.
On June 6, 2019, we issued $500.0 million aggregate principal amount of 5.500% Senior Notes due 2027. We must pay interest on the Notes in cash on June 15 and December 15 of each year at a rate of 5.500% per annum. The Notes will mature on June 15, 2027. We were in compliance with the covenants in the indenture governing the Notes at October 2, 2022.
See Note 5 - Debt in the notes to consolidated financial statements for additional information on our outstanding indebtedness.
Capital Expenditures
Capital expenditures for the nine months ended October 2, 2022 and September 26, 2021 were $135.9 million and $80.0 million, respectively. Our capital expenditures during the nine months ended October 2, 2022 primarily related to real estate purchases and development and technology-based investments, including improvements in information technology systems and infrastructure. Capital expenditures were funded primarily from cash flow from operations. We continue to invest in our core information technology capabilities and capacity expansion. Future capital expenditures could vary substantially based on capital project timing, the opening of new auction facilities, capital expenditures related to acquired businesses and the initiation of new information systems projects to support our business strategies. Pursuant to the Merger Agreement, we are restricted from engaging in capital expenditures beyond certain levels without RBA’s prior consent.
Acquisitions
Some of our prior years' acquisitions included contingent payments based on certain conditions and future performance. As of October 2, 2022, we had estimated contingent consideration with a fair value of approximately $5.5 million (based on Level 3 inputs), of which $2.6 million is reported in current liabilities, Other accrued expenses line, and $2.9 million is reported in non-current liabilities, Other liabilities line, within the accompanying consolidated balance sheet. These contingent consideration payments will be made over the next 4 years, subject to satisfaction of the relevant conditions and future performance.
Summary of Cash Flows
	Nine Months Ended		Change
(in millions)	October 2, 2022	September 26, 2021
Net cash provided by (used by):
Operating activities	$315.4	$283.4	$32.0
Investing activities	(99.1)	(85.6)	(13.5)
Financing activities	(222.6)	(144.6)	(78.0)
Effect of exchange rate on cash	(10.2)	0.1	(10.3)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(16.5)	$53.3	$(69.8)
Net cash provided by operating activities during the nine months ended October 2, 2022 increased by $32.0 million as compared to the nine months ended September 26, 2021. The increase in operating cash flow was primarily attributable to changes in accounts receivable as a result of the timing of collections from customers and an increase in profitability, net of non-cash adjustments, of $20.9 million. These increases were partially offset by changes in payables and accruals as a result of the timing of funds disbursement to vehicle consignors and vendors, a decrease in incentive-based compensation and an increase in operating lease payments.
Net cash used by investing activities during the nine months ended October 2, 2022 increased by $13.5 million as compared to the nine months ended September 26, 2021. The increase was primarily related to an increase in cash used for capital expenditures during the nine months ended October 2, 2022 (see “Capital Expenditures” above for additional information). This increase was partially offset by the proceeds from the sale of a property in South Carolina which was simultaneously leased back to the Company.
Net cash used by financing activities was $222.6 million for the nine months ended October 2, 2022 as compared to $144.6 million for the nine months ended September 26, 2021. The increase in net cash used by financing activities was primarily attributable to the contingent consideration payments of $54.7 million relating to SYNETIQ and other prior acquisitions, a net increase in payments of our debt of $49.1 million, and $27.2 million in repurchases of our common stock under our Repurchase Program. These increases were partially offset by an increase in book overdrafts of $47.0 million and deferred financing costs of $4.8 million in the prior year period.
Critical Accounting Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. If these estimates differ significantly from actual results, the impact to the consolidated financial statements may be material. Other than as described below with respect to our assessment of goodwill, there have been no material changes in our critical accounting policies disclosed in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 2, 2022 filed with the SEC on February 28, 2022.

During the third quarter of fiscal 2022, we updated our forecasts which resulted in a decline in the International reporting unit's operating results and projections. We identified this as a triggering event and determined that the carrying amount of the International reporting unit's goodwill should be evaluated for impairment at October 2, 2022. The impairment test indicated that the fair value of the International reporting unit exceeded its carrying value by approximately 40% and therefore no goodwill impairment was recorded. The goodwill allocated to the International reporting unit was $250.1 million as of October 2, 2022.
The valuation of the reporting unit requires significant judgment and is sensitive to underlying assumptions including forecasted revenues, costs and discount rate, as well as the selection of comparable companies and valuation multiples. Further declines in future cash flows or valuation multiples could negatively impact the estimated fair value and result in an impairment for the reporting unit which could be material to our consolidated financial statements.
We do not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material impact on our unaudited consolidated financial statements or disclosures.

Unaudited Financial Statements from the IAA 10-Q
IAA, Inc.
Consolidated Statements of Income
(In millions, except per share data)
(Unaudited)
	Three Months Ended		Nine Months Ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Revenues:
Service revenues	$397.9	$359.0	$1,249.5	$1,101.9
Vehicle and parts sales	99.6	61.7	325.9	187.4
Total revenues	497.5	420.7	1,575.4	1,289.3
Operating expenses:
Cost of services	244.0	198.4	739.0	592.4
Cost of vehicle and parts sales	93.3	54.5	293.0	160.5
Selling, general and administrative	51.0	49.8	152.8	136.9
Depreciation and amortization	25.2	21.2	77.9	61.5
Total operating expenses	413.5	323.9	1,262.7	951.3
Operating profit	84.0	96.8	312.7	338.0
Interest expense, net	13.3	11.1	36.0	46.0
Other expense (income), net	3.0	0.2	8.2	(0.5)
Income before income taxes	67.7	85.5	268.5	292.5
Income taxes	17.4	19.8	54.0	71.4
Net income	$50.3	$65.7	$214.5	$221.1
Net income per share:
Basic	$0.38	$0.49	$1.60	$1.64
Diluted	$0.38	$0.49	$1.60	$1.63
See accompanying condensed notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Comprehensive (Loss) Income
(In millions)
(Unaudited)
	Three Months Ended		Nine Months Ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Net income	$50.3	$65.7	$214.5	$221.1
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(28.3)	(4.1)	(60.3)	1.9
Comprehensive (loss) income	$22.0	$61.6	$154.2	$223.0
See accompanying condensed notes to consolidated financial statements

IAA, Inc.
Consolidated Balance Sheets
(in millions, except per share amounts)
	October 2, 2022	January 2, 2022
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$145.9	$109.4
Restricted cash	—	53.0
Accounts receivable, net of allowances of $9.3 and $9.1	418.0	465.7
Prepaid consigned vehicle charges	60.6	72.2
Other current assets	77.6	69.6
Total current assets	702.1	769.9
Non-current assets
Operating lease right-of-use assets, net of accumulated amortization of $311.1 and $238.3	1,146.3	1,024.4
Property and equipment, net of accumulated depreciation of $558.1 and $531.9	368.0	338.1
Goodwill	748.7	797.5
Intangible assets, net of accumulated amortization of $590.0 and $549.6	185.1	197.5
Other assets	31.2	26.9
Total non-current assets	2,479.3	2,384.4
Total assets	$3,181.4	$3,154.3

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$196.3	$163.5
Short-term right-of-use operating lease liability	87.9	94.3
Accrued employee benefits and compensation expenses	27.4	44.2
Other accrued expenses	77.2	124.6
Current maturities of long-term debt	32.5	181.3
Total current liabilities	421.3	607.9
Non-current liabilities
Long-term debt	1,098.2	1,120.6
Long-term right-of-use operating lease liability	1,104.0	984.8
Deferred income tax liabilities	69.6	74.8
Other liabilities	24.4	32.6
Total non-current liabilities	2,296.2	2,212.8
Commitments and contingencies (Note 9)
Stockholders' equity
Preferred stock, $0.01 par value: Authorized: 150.0 shares; issued and outstanding: none	—	—
Common stock, $0.01 par value: Authorized: 750.0 shares; issued and outstanding: 133.8 shares at October 2, 2022 and 134.2 shares at January 2, 2022	1.3	1.3
Treasury stock at cost: 1.4 shares at October 2, 2022 and 0.7 shares at January 2, 2022	(61.2)	(34.0)
Additional paid-in capital	21.9	18.6
Retained earnings	576.6	362.1
Accumulated other comprehensive loss	(74.7)	(14.4)
Total stockholders' equity	463.9	333.6
Total liabilities and stockholders' equity	$3,181.4	$3,154.3
See accompanying condensed notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Stockholders' Equity
(In millions)
(Unaudited)
	Three Months Ended October 2, 2022
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at July 3, 2022	133.7	$1.3	1.4	$(61.2)	$18.5	$526.3	$(46.4)	$438.5
Net income	—	—	—	—	—	50.3	—	50.3
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(28.3)	(28.3)
Stock-based compensation expense	—	—	—	—	3.1	—	—	3.1
Common stock issued for the exercise and vesting of stock-based awards	0.1	—	—	—	0.1	—	—	0.1
Common stock issued for employee stock purchase plan	—	—	—	—	0.4	—	—	0.4
Withholding taxes on stock-based awards	—	—	—	—	(0.2)	—	—	(0.2)
Balance at October 2, 2022	133.8	$1.3	1.4	$(61.2)	$21.9	$576.6	$(74.7)	$463.9
	Three Months Ended September 26, 2021
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount
Balance at June 27, 2021	134.8	$1.3	$11.4	$223.1	$(5.6)	$230.2
Net income	—	—	—	65.7	—	65.7
Foreign currency translation adjustments, net of tax	—	—	—	—	(4.1)	(4.1)
Stock-based compensation expense	—	—	2.9	—	—	2.9
Common stock issued for the exercise and vesting of stock-based awards	—	—	0.2	—	—	0.2
Common stock issued for employee stock purchase plan	—	—	0.4	—	—	0.4
Withholding taxes on stock-based awards	—	—	(0.1)	—	—	(0.1)
Balance at September 26, 2021	134.8	$1.3	$14.8	$288.8	$(9.7)	$295.2
See accompanying condensed notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Stockholders' Equity
(In millions)
(Unaudited)
	Nine Months Ended October 2, 2022
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 2, 2022	134.2	$1.3	0.7	$(34.0)	$18.6	$362.1	$(14.4)	$333.6
Net income	—	—	—	—	—	214.5	—	214.5
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(60.3)	(60.3)
Purchase of treasury stock	(0.7)	—	0.7	(27.2)	—	—	—	(27.2)
Stock-based compensation expense	—	—	—	—	8.9	—	—	8.9
Common stock issued for the exercise and vesting of stock-based awards	0.4	—	—	—	0.4	—	—	0.4
Common stock issued for employee stock purchase plan	—	—	—	—	1.1	—	—	1.1
Withholding taxes on stock-based awards	(0.1)	—	—	—	(7.1)	—	—	(7.1)
Balance at October 2, 2022	133.8	$1.3	1.4	$(61.2)	$21.9	$576.6	$(74.7)	$463.9
	Nine Months Ended September 26, 2021
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount
Balance at December 27, 2020	134.5	$1.3	$12.0	$67.7	$(11.6)	$69.4
Net income	—	—	—	221.1	—	221.1
Foreign currency translation adjustments, net of tax	—	—	—	—	1.9	1.9
Stock-based compensation expense	—	—	8.3	—	—	8.3
Common stock issued for the exercise and vesting of stock-based awards	0.4	—	0.6	—	—	0.6
Common stock issued for employee stock purchase plan	—	—	1.2	—	—	1.2
Withholding taxes on stock-based awards	(0.1)	—	(7.3)	—	—	(7.3)
Balance at September 26, 2021	134.8	$1.3	$14.8	$288.8	$(9.7)	$295.2
See accompanying condensed notes to consolidated financial statements

IAA, Inc.
Consolidated Statements of Cash Flows
(In millions)
(Unaudited)
	Nine Months Ended
	October 2, 2022	September 26, 2021
Operating activities
Net income	$214.5	$221.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77.9	61.5
Operating lease expense	132.0	113.0
Stock-based compensation	8.9	8.3
Provision for credit losses	0.8	0.7
Loss on extinguishment of debt	—	10.3
Amortization of debt issuance costs	2.1	2.6
Deferred income taxes	(3.1)	6.9
Change in contingent consideration liabilities	4.9	—
Other	6.9	(0.4)
Changes in operating assets and liabilities:
Operating lease payments	(139.4)	(107.2)
Accounts receivable and other assets	53.1	(75.0)
Accounts payable and accrued expenses	(43.2)	41.6
Net cash provided by operating activities	315.4	283.4
Investing activities
Acquisition of business, net of cash acquired	—	(4.0)
Purchases of property, equipment and computer software	(135.9)	(80.0)
Proceeds from the sale of property and equipment	38.8	0.4
Other	(2.0)	(2.0)
Net cash used by investing activities	(99.1)	(85.6)
Financing activities
Net increase in book overdrafts	47.0	—
Proceeds from debt issuance	—	650.0
Payments of long-term debt	(173.1)	(774.0)
Deferred financing costs	(0.1)	(4.8)
Finance lease payments	(8.9)	(9.0)
Purchase of treasury stock	(27.2)	—
Issuance of common stock under stock plans	0.4	0.6
Proceeds from issuance of employee stock purchase plan shares	1.1	1.2
Tax withholding payments for vested RSUs	(7.1)	(7.3)
Payments of contingent consideration	(54.7)	(1.3)
Net cash used by financing activities	(222.6)	(144.6)
Effect of exchange rate changes on cash	(10.2)	0.1
Net (decrease) increase in cash, cash equivalents and restricted cash	(16.5)	53.3
Cash, cash equivalents and restricted cash at beginning of period	162.4	232.8
Cash, cash equivalents and restricted cash at end of period	$145.9	$286.1
Cash paid for interest, net	$27.8	$27.1
Cash paid for taxes, net	$61.8	$68.3
See accompanying condensed notes to consolidated financial statements

	Period Ended
	October 2, 2022	January 2, 2022
Reconciliation of cash, cash equivalents and restricted cash reported in balance sheets
Cash and cash equivalents	$145.9	$109.4
Restricted cash	—	53.0
Total cash, cash equivalents and restricted cash shown in statements of cash flows	145.9	162.4
See accompanying condensed notes to consolidated financial statements

IAA, Inc.
Condensed Notes to Consolidated Financial Statements
(Unaudited)
Note 1-Basis of Presentation and Nature of Operations
Description of Business
IAA, Inc., together with its subsidiaries (collectively referred to herein as “IAA” and “the Company”), is a leading global digital marketplace connecting vehicle buyers and sellers. Leveraging leading-edge technology and focusing on innovation, IAA's unique platform facilitates the marketing and sale of total loss, damaged and low-value vehicles and vehicle parts for a full spectrum of sellers. Headquartered in Westchester, Illinois, the Company has more than 210 facilities throughout the United States, Canada and the United Kingdom. The Company serves a global buyer base and a full spectrum of sellers, including insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. The Company offers sellers a comprehensive suite of services aimed at maximizing vehicle value, reducing administrative costs, shortening selling cycle time and delivering the highest economic returns. The Company's solutions provide global buyers with the vehicles they need to, among other things, fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. IAA provides global buyers multiple digital bidding and buying channels, innovative vehicle merchandising, and efficient evaluation services, enhancing the overall purchasing experience.
The Company operates in two reportable segments: United States and International. The Company earns fees for its services from both buyers and sellers of vehicles and parts sold through its channels.
Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, generally consisting of normal recurring accruals, necessary for a fair statement of our financial results for the periods presented. Financial results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. These unaudited consolidated financial statements and condensed notes thereto are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 2, 2022 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022.
The Company's fiscal year consists of 52 weeks with every fifth year consisting of 53 weeks and ending either the last Sunday in December or the first Sunday in January. Fiscal 2022 contains 52 weeks and fiscal 2021 contained 53 weeks.
Use of Estimates
The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect the Company's results of operations and financial position.
Goodwill
Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually in the fourth quarter, or more frequently as impairment indicators arise.
During the third quarter of fiscal 2022, the Company updated its forecasts which resulted in a decline in the International reporting unit's operating results and projections. The Company identified this as a triggering event and determined that the carrying amount of the International reporting unit's goodwill should be evaluated for impairment at October 2, 2022. The impairment test indicated that the fair value of the International reporting unit exceeded its carrying value by approximately 40% and therefore no goodwill impairment was recorded. The goodwill allocated to the International reporting unit was $250.1 million as of October 2, 2022.
Recent Accounting Pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material impact on its unaudited consolidated financial statements or disclosures.
Note 2-Revenue Recognition
The Company generates its revenues from contracts with customers. The Company recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company identifies each performance obligation and evaluates whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined. The Company allocates the transaction price to each distinct performance obligation proportionately based on the estimated standalone selling price for each performance obligation. The Company then determines how the goods or services are transferred to the customer in order to determine the timing of revenue recognition.
The Company has disaggregated revenue at the product level by Services and Vehicle and Parts Sales, as well as geographically by the United States and International. See Note 10 - Segment Information for disaggregated revenue.
Service Revenues
Service revenues include auction and auction related fees for all vehicles sold by the Company. The Company does not take title to vehicles that are consigned to the Company by the seller and records auction fees on those vehicles on a net basis because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. The buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while the seller fees are typically fixed dollar or a fixed percent of the selling price at auction. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Greater than 90% of the Company’s revenue is generated at the time of auction as a result of the satisfaction of the seller and buyer performance obligations as described below.
The Company’s contracts with sellers are short-term in nature. The performance obligation contained within the Company's auction contracts for sellers is to facilitate the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing and sale at auction. These services are related to facilitating the sale of vehicles and are not distinct within the context of the contract. Accordingly, revenue for these services is recognized when the single performance obligation is satisfied at the point in time when the vehicle is sold through the auction process. Related costs are deferred and recognized at the time of sale.
The Company's contracts with buyers are short-term in nature and are generally established via purchase at auction, subject to standard terms and conditions. These contracts contain a single performance obligation, which is satisfied at the point in time when the vehicle is purchased through the auction process. Buyers also pay a fixed registration fee to access the auctions for a one- or two-year term in addition to the fees paid upon purchase of a vehicle. The performance obligation to provide access to the auctions, associated with the registration, is satisfied ratably over the one- or two-year contractual term of the buyer agreement. Accordingly, registration fee revenue is recognized ratably over the contract term. The Company also offers other services to buyers such as transportation, storage, vehicle condition reporting, and other ancillary services. Revenue from such services is recognized in the period in which such services are provided.
Vehicle and Parts Sales
Vehicle and parts sales represent the selling price of vehicles, vehicle parts and scrap associated with vehicles purchased by the Company. The Company's performance obligation is the completion of the sale process. Revenue is recognized at the point in time when control of the vehicle, vehicle parts or scrap is transferred to the customer, which generally occurs upon delivery to the carrier or the customer. Since the Company acts as principal in the sale process, the sales price for the vehicle or vehicle parts and scrap is recorded as revenue on a gross basis. Buyer fees associated with these sales are recorded in service revenues in the Company's consolidated statements of income.

There were no material contract assets, contract liabilities or deferred contract costs recorded on the consolidated balance sheets as of October 2, 2022 and January 2, 2022. For each of the Company's primary revenue streams, cash flows are consistent with the timing of revenue recognition.
For the three and nine months ended October 2, 2022 and September 26, 2021, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future period related to remaining performance obligations is not material.
Note 3-Stock-Based Compensation Plans
2019 Omnibus Stock and Incentive Plan (“2019 OSIP”)
On June 27, 2019, the Company's board of directors approved the 2019 OSIP. The purpose of the 2019 OSIP is to provide an additional incentive to selected management employees, directors, independent contractors, and consultants of the Company whose contributions are essential to the growth and success of the Company, in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability for the Company.
Benefits granted under the 2019 OSIP may be granted in any one or a combination of (i) options to purchase IAA common stock; (ii) IAA share appreciation rights (“SARs”); (iii) restricted shares of IAA common stock; (iv) other IAA stock-based awards; or (v) other cash-based awards. Options, restricted shares, and other share-based awards or cash awards may constitute performance-based awards. The granting or vesting of any performance-based awards will be based on achievement of performance objectives that are based on one or more financial or business criteria, with respect to one or more business units of IAA and its subsidiaries as a whole. Such financial or business criteria may be adjusted to account for unusual or infrequently occurring items or changes in accounting.
Participants include any employee, director, independent contractor or consultant of IAA or any affiliate of IAA selected to receive awards under the 2019 OSIP, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be. As of October 2, 2022, the number of common shares reserved and available for awards under the 2019 OSIP is 4,263,218, subject to adjustment made in accordance with the 2019 OSIP. Upon the occurrence of certain corporate events that affect the common stock, including but not limited to any extraordinary cash dividend, stock split, reorganization or other relevant change in capitalization, appropriate adjustments may be made with respect to the number of shares available for grants under the 2019 OSIP, the number of shares covered by outstanding awards and the maximum number of shares that may be granted to any participant.
The aggregate awards granted during any calendar year to any single individual will not exceed: (i) 1,000,000 shares subject to options or SARs, (ii) 500,000 shares subject to restricted shares or other share-based awards and (iii) $5,000,000 with respect to any cash-based award. A non-employee director of IAA may not be granted awards under the 2019 OSIP during any calendar year that, when aggregated with such non-employee director’s cash fees received with respect to such calendar year, exceed $750,000 in total value.
The Company recorded stock-based compensation expense of $3.1 million and $2.9 million during the three months ended October 2, 2022 and September 26, 2021, respectively, and $8.9 million and $8.3 million during the nine months ended October 2, 2022 and September 26, 2021, respectively.
The following table summarizes the performance-based restricted stock units (“PRSUs”) and time-based restricted stock units (“RSUs”) granted by the Company to certain employees and restricted stock awards (“RSAs”) granted by the Company to non-employee directors in accordance with the 2019 OSIP during the three and nine months ended October 2, 2022:
	Three Months Ended October 2, 2022		Nine Months Ended October 2, 2022
	Number of Awards Granted	Weighted Average Grant Date Fair Value	Number of Awards Granted	Weighted Average Grant Date Fair Value
PRSUs - Performance Condition	1,628	$36.82	117,932	$38.34
PRSUs - Market Condition	233	$36.82	33,058	$41.88
RSUs	4,298	$36.82	236,019	$38.27
RSAs	—	$—	35,282	$35.00

PRSUs - Performance Condition: The PRSUs granted to certain executive officers and certain other employees of the Company vest at the end of a three-year performance period if and to the extent that the Company's three year average return on invested capital achieves certain specified goals.
PRSUs - Market Condition: The PRSUs granted to certain executive officers and certain other employees vest based upon the Company's total stockholder return relative to the performance of a peer group over a three year performance period ending December 31, 2024. The grant date fair value of $42.18 per share underlying each PRSU award was calculated using a Monte Carlo simulation. The significant assumptions used to estimate the fair value were: grant date stock price of $38.37; term of 2.76 years; risk-free interest rate of 2.49%; expected volatility of IAA's common stock of 45.48% and the average expected volatility of the common stock of the peer group of 45.18%; correlation coefficients of IAA of 0.60 and the peer group's average of 0.72; and a dividend yield of 0.00%.
RSUs - The RSUs granted to certain executive officers and certain other employees of the Company are contingent upon continued employment and vest in three equal annual installments.
RSAs - The RSAs granted to non-employee directors vest in one installment on the earlier of the one-year anniversary date of the grant date or the day preceding the Company's next annual meeting of stockholders following the date of grant.
Note 4-Net Income Per Share
Basic net income per share was calculated by dividing net income by the weighted average number of outstanding common shares for the period. Diluted net income per share was calculated consistent with basic net income per share including the effect of dilutive unissued common shares related to the Company's stock-based employee compensation program. The effect of stock options, RSUs and RSAs on net income per share-diluted is determined through the application of the treasury stock method, whereby net proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period.
The following table sets forth the computation of net income per share (in millions except per share amounts):
	Three Months Ended		Nine Months Ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Net income	$50.3	$65.7	$214.5	$221.1
Weighted average common shares outstanding	133.7	134.8	134.0	134.8
Effect of dilutive stock awards	0.2	0.5	0.1	0.5
Weighted average common shares outstanding and potential common shares	133.9	135.3	134.1	135.3
Net income per share
Basic	$0.38	$0.49	$1.60	$1.64
Diluted	$0.38	$0.49	$1.60	$1.63
The weighted number of shares outstanding used in the calculation of diluted earnings per share does not include the effect of the following anti-dilutive securities and awards subject to performance and market conditions which have not been fully satisfied at the end of the respective reporting periods (in millions):
	Three Months Ended		Nine Months Ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Anti-dilutive awards	0.3	0.1	0.3	0.1
Awards subject to conditions not fully satisfied	0.3	0.2	0.3	0.2
Total	0.6	0.3	0.6	0.3
Share Repurchase Program
On August 2, 2021, the Company’s Board of Directors authorized a share repurchase program under which the Company can repurchase up to $400.0 million (exclusive of fees and commissions) of shares of its common stock

(the “Repurchase Program”). The Repurchase Program expires on August 3, 2026. The shares under the Repurchase Program may be repurchased through open market, privately negotiated transactions, accelerated share repurchase transactions or other means, including under plans complying with the provisions of Rule 10b5-1 of the Securities Exchange Act of 1934. The timing and amount of common stock to be repurchased under this Repurchase Program will be subject to the discretion of the Company based upon market conditions and other opportunities the Company may have to deploy capital. The Repurchase Program does not obligate the Company to acquire any specific number of shares of its common stock, and the Repurchase Program may be suspended or discontinued at any time.
Pursuant to the Repurchase Program, the Company did not repurchase any shares of its common stock during the three months ended October 2, 2022. During the nine months ended October 2, 2022, the Company repurchased 751,285 shares of its common stock for an aggregate gross purchase price of approximately $27.2 million. As of October 2, 2022, approximately $338.8 million remained available under the Repurchase Program.
Note 5-Debt
Long-term debt consisted of the following (in millions):
	October 2, 2022	January 2, 2022
Term Loan	$641.9	$650.0
Notes	500.0	500.0
Revolving Credit Facility	—	165.0
Total debt	1,141.9	1,315.0
Unamortized debt issuance costs	(11.2)	(13.1)
Current maturities of long-term debt	(32.5)	(181.3)
Long-term debt	$1,098.2	$1,120.6
Credit Facility
On June 28, 2019, the Company entered into a credit agreement (the “2019 Credit Agreement”), which provided for, among other things: (i) a seven-year senior secured term loan in an aggregate principal amount of $800 million (the “2019 Term Loan”) and (ii) a five-year revolving credit facility in an aggregate principal amount of $225 million (the “2019 Revolving Credit Facility”). On May 1, 2020, the Company entered into an amendment to its 2019 Credit Agreement to increase the aggregate principal amount able to be borrowed under the 2019 Revolving Credit Facility by $136.0 million to $361.0 million. The 2019 Credit Agreement was terminated on April 30, 2021.
During the nine months ended September 26, 2021, the Company recognized a loss of $10.3 million on early extinguishment of the 2019 Credit Agreement, which is included within the interest expense, net line of the consolidated statements of income.
On April 30, 2021, the Company entered into a new credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Credit Agreement”). The Credit Agreement provides for, among other things: (i) a senior secured term loan in an aggregate principal amount of $650 million (the “Term Loan”) and (ii) a senior secured revolving credit facility with revolving commitments in an aggregate principal amount of $525 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facility”). Borrowing availability under the Revolving Credit Facility is subject to no default or event of default under the Credit Agreement having occurred at the time of borrowing. The proceeds of the Credit Facility were used, along with cash on hand, to repay in full all outstanding borrowings under the Company’s 2019 Term Loan under its 2019 Credit Agreement. Future borrowings under the Revolving Credit Facility are expected to be used for the Company's ongoing working capital needs and general corporate purposes. The Credit Facility matures on April 30, 2026.
Subsequent to November 2, 2021, borrowings under the Credit Agreement bear interest at (A) at the Company’s option, the highest of the prime rate, the Federal Funds Rate plus 0.5%, or one-month LIBOR plus 1.00% (the “Base Rate”) for base rate borrowings or (B) LIBOR, in each case plus an applicable margin ranging from 0.375% to 1.25% with respect to Base Rate borrowings and 1.375% to 2.25% with respect to eurodollar borrowings, in each case, depending on the Company’s Consolidated Net Leverage Ratio (as defined in the Credit Agreement). The Credit Agreement contains additional procedures for transition to a benchmark rate other than one-month LIBOR for eurodollar borrowings. The unused amount of the Revolving Credit Facility is subject to a commitment fee ranging from 0.175% and 0.30% depending on the Company’s
Consolidated Net Leverage Ratio. As of October 2, 2022, the interest rate per annum for the Term Loan was 4.49%.
The Credit Agreement requires the Company to comply with certain financial covenants, including a requirement that the Company’s Consolidated Net Leverage Ratio not exceed 4:00 to 1:00 as of the last day of any fiscal quarter, subject to certain exceptions for qualifying material acquisitions. Consolidated Net Leverage Ratio is defined as the ratio of Consolidated Total Debt (as defined in the Credit Agreement) to Consolidated EBITDA (as defined in the Credit Agreement). The Credit Agreement also contains other affirmative and negative covenants that are usual and customary for a senior secured credit agreement. The negative covenants include limitations on (i) the disposition of assets, (ii) mergers and acquisitions, (iii) restricted payments, including payment of future dividends, distributions and stock repurchases by the Company, (iv) the incurrence of additional indebtedness, (v) permitted acquisitions and investments and (vi) the incurrence of additional liens on property. The Credit Agreement includes customary events of default.
Notes
On June 6, 2019, the Company issued $500.0 million aggregate principal amount of 5.500% Senior Notes due 2027 (the “Notes”). The Notes mature on June 15, 2027. Interest on the Notes is due on June 15 and December 15 of each year and accrues at a rate of 5.500% per annum.
The Notes contain covenants which, among other things, limit the Company and its restricted subsidiaries’ ability to pay dividends on or make other distributions in respect of equity interests or make other restricted payments, make certain investments, incur liens on certain assets to secure debt, sell certain assets, consummate certain mergers or consolidations or sell all or substantially all assets, or designate subsidiaries as unrestricted.
Other
At October 2, 2022 and January 2, 2022, the Company had outstanding letters of credit in the aggregate amount of $5.5 million and $5.6 million, respectively, which reduced the amount available for borrowings under the Revolving Credit Facility.
Fair Value of Debt
The estimated fair value of the Company's Term Loan as of October 2, 2022 and January 2, 2022 and the Revolving Facility as of January 2, 2022 approximated book value as the interest rate is variable in nature.
The estimated fair value of the Company's Notes as of October 2, 2022 and January 2, 2022 was $456.3 million and $517.5 million, respectively. These estimates were based on broker-dealer quotes as of the respective dates and are considered Level 2 fair value measurements in the fair value hierarchy.
Note 6-Accounts Receivable
Components of accounts receivable, net were as follows (in millions):
	October 2, 2022	January 2, 2022
Advanced charges receivable	$286.0	$322.7
Trade accounts receivable	130.5	139.8
Other receivable	10.8	12.3
Accounts receivable, gross	427.3	474.8
Less: Allowance for credit losses	(9.3)	(9.1)
Accounts receivable, net	$418.0	$465.7
Note 7-Leases
The Company leases property, software, automobiles, trucks and trailers, pursuant to operating lease agreements. The Company also leases furniture, fixtures and equipment under finance leases. The leases have varying remaining lease terms with leases expiring through 2092, some of which include options to extend the leases.

The components of leases expense were as follows (in millions):
	Three Months Ended		Nine Months Ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Operating lease cost	$45.2	$39.7	$132.0	$113.0

Finance lease cost:
Amortization of right-of-use assets	$2.8	$3.0	$8.7	$9.2
Interest on lease liabilities	0.2	0.2	0.6	0.6
Total finance lease cost	$3.0	$3.2	$9.3	$9.8
Supplemental cash flow information related to leases was as follows (in millions):
	Nine Months Ended
	October 2, 2022	September 26, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$139.4	$107.2
Operating cash flows related to finance leases	$0.6	$0.6
Financing cash flows related to finance leases	$8.9	$9.0
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$194.6	$194.2
Finance leases	$0.2	$7.6
Note 8-Acquisition
SYNETIQ Ltd.
On October 26, 2021, IAA, through its indirect wholly owned subsidiary, IAA International Holdings Limited, acquired 100% of SYNETIQ Ltd. (“SYNETIQ”), a leading integrated salvage and vehicle dismantling company in the United Kingdom, to expand its footprint in the United Kingdom. The cash purchase price for SYNETIQ, including working capital and other adjustments, was $314.2 million (£228.2 million), of which $260.2 million (£189.0 million) was paid out in the fourth quarter of fiscal 2021. The remaining payment of $54.0 million (£39.2 million), which was held in an escrow account and presented as Restricted cash on the consolidated balance sheets as of January 2, 2022, was paid out during the first quarter of fiscal 2022 upon receipt of required approvals from the U.K. Competition and Markets Authority. The Company funded the acquisition with cash on hand and $100.0 million in borrowings under its Revolving Credit Facility.
The Company finalized the purchase price allocation for the SYNETIQ acquisition during the three months ended July 3, 2022. The following table summarizes the fair value of consideration transferred and the fair values of assets acquired and liabilities assumed as of the date of acquisition (in millions):
October 26, 2021
Cash	$260.2
Fair value of contingent consideration*	51.4
Total fair value of consideration transferred	$311.6
*Recorded in Other accrued expenses line within the consolidated balance sheets as of January 2, 2022.
October 26, 2021
Cash	$7.1
Accounts receivable	4.7
Inventory	17.4
ROU assets	39.0

October 26, 2021
Property and equipment	12.5
Goodwill	256.4
Intangible assets	41.3
Other assets	1.4
Accounts payable and other accrued expenses	(18.9)
Operating lease liabilities	(39.0)
Other long-term liabilities	(10.3)
Net assets acquired	$311.6
The intangible assets acquired related to developed technology (useful life 4 years) and tradename (useful life 5 years), which will be amortized over a weighted average-useful life of approximately 4 years. The relief from royalty method was used to value the developed technology and tradename. This method requires forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth, obsolescence, and estimated discount and royalty rates. The goodwill recognized from this acquisition reflects expected synergies resulting from adding SYNETIQ's products and processes to the Company's products and processes. The acquired goodwill has been allocated to the International segment and is deductible for tax purposes.
The following unaudited pro forma financial information summarizes the combined results of operations for the Company and SYNETIQ, as though the companies were combined as of the beginning of fiscal 2021 (in millions):
	Three Months Ended September 26, 2021	Nine Months Ended September 26, 2021
Net revenue	$471.7	$1,446.3
Net income	67.2	222.0
These pro forma results are based on estimates and assumptions, which the Company believes are reasonable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the Company’s fiscal 2021, and is not necessarily indicative of the Company's consolidated results of operations in future periods.
The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets, and interest expense related to the borrowings under the Company's Revolving Credit Facility in connection with the acquisition of SYNETIQ.
Note 9-Commitments and Contingencies
The Company is and may from time to time become involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies, including litigation and environmental matters, are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company's operating results in that period. Such matters are generally not, in the opinion of management, likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows. Legal fees are expensed as incurred.
Pyrite Canyon
In the fourth quarter of fiscal 2020, the Company’s wholly owned subsidiary, Insurance Auto Auctions, Inc. (hereafter “IAAI”), received a letter from the California Department of Toxic Substances Control (the “DTSC”) styled “Draft Imminent and Substantial Endangerment Determination and Consent Order” (the “Draft Order”) in which the DTSC states that IAAI, along with nine other respondents named in the Draft Order, has been named as a potential responsible party for the release of hazardous substances at the former Universal Propulsion Company site (the “Former UPCo Site”). The Draft Order states that the Former UPCo Site has been identified as contributing to the Pyrite Canyon Plume by the U.S. Environmental Protection Agency and prescribes initial steps and a schedule for responding to the release of hazardous substances at the Former UPCo Site. The Draft Order further states that IAAI has been identified as a potential responsible party because it is either the company or the successor of a company responsible for a release of hazardous substances at the Former UPCo Site. The Draft Order is currently unsigned and has not been issued by DTSC.
On January 26, 2021, DTSC hosted an informational teleconference for the respondents named in the Draft Order. At the meeting, DTSC described the background and current status at the Former UPCo Site, but did not provide any information related to possible response actions, associated cost estimates or financial liability determinations. DTSC directed the Respondents to provide comments upon the Draft Order by March 1, 2021. DTSC subsequently extended the response deadline to April 30, 2021 pursuant to respondent requests. On March 30, 2021, IAAI provided DTSC with its response to the Draft Order.
The Company does not believe that IAAI should bear any financial liability for actions taken pursuant to the Draft Order because it does not believe that IAAI is the company or a successor of a company responsible for a release of hazardous substances at the Former UPCo Site. IAAI currently leases 50 gross acres of the Former UPCo Site, having commenced a sublease at the location on or about March 1, 2016. At all times since, IAAI has used the site for vehicle storage and general operations. The most significant contaminants at the Former UPCo Site, and the Pyrite Canyon Plume are perchlorate, NDMA and PCBs. These contaminants pre-date IAAI’s occupancy and operations at the Former UPCo Site and are inconsistent with any chemicals stored at the location or used in its operations.
IAAI has tendered this matter to its landlord pursuant to indemnity provisions in its sublease, and to its environmental insurance carrier. IAAI's landlord has responded by tendering its own indemnification demand to IAAI, and IAAI has notified its environmental insurance carrier of the same. At this time, the Company does not have adequate information to determine IAAI’s liability, if any, for contamination at the Former UPCo Site.
Lower Duwamish Waterway
Since June 2004, IAAI operated a branch on property it leased in Tukwila, Washington just south of Seattle. The property is located adjacent to a Superfund site known as the Lower Duwamish Waterway Superfund Site (“LDW Site”). The LDW Site had been designated a Superfund site in 2001, three years prior to IAAI’s tenancy. On March 25, 2008, the United States Environmental Protection Agency (the “EPA”) issued IAAI a General Notice of Potential Liability, or “General Notice,” pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) related to the LDW Site. On November 7, 2012, the EPA issued IAAI a Second General Notice of Potential Liability (the “Second General Notice”) for the LDW Site. The EPA's website indicates that the EPA has issued general notice letters to approximately 116 entities, and has issued Section 104(e) Requests to more than 300 entities related to the LDW Site. In the General Notice and Second General Notice, the EPA informed IAAI that the EPA believed IAAI may be a Potentially Responsible Party (“PRP”), but the EPA did not specify the factual basis for this assertion. At this time, the EPA still has not specified the factual basis for this assertion and has not demanded that IAAI pay any funds or take any action apart from responding to the Section 104(e) Information Request. Four PRPs, The Boeing Company, the City of Seattle, the Port of Seattle and King County - the Lower Duwamish Waterway Group (“LDWG”), have funded a remedial investigation and feasibility study related to the cleanup of the LDW Site. In December 2014, the EPA issued a Record of Decision (“ROD”), detailing the final cleanup plan for the LDW Site. The ROD estimated the cost of cleanup to be $342 million, with the plan involving dredging of 105 acres, capping 24 acres, and enhanced natural recovery of 48 acres. The estimated length of the cleanup was 17 years, including 7 years of active remediation, and 10 years of monitored natural recovery. IAAI is aware that certain authorities may bring natural resource damage claims against PRPs. On February 11, 2016, IAAI received a Notice of Intent letter from the United States National Oceanic and Atmospheric Administration informing IAAI that the Elliott Bay Trustee Council were beginning to conduct an injury assessment for natural resource damages in the LDW. The Notice of Intent indicated that the decision of the trustees to proceed with this natural resources injury assessment followed a pre-assessment screen performed by the trustees. Shortly thereafter, in a letter dated August 16, 2016, EPA issued a status update to the PRPs at the LDW Site. The letter stated that EPA expected the bulk of the pre-remedial design work currently being performed by the LDWG to be completed by the beginning of 2018, with the Remedial Design/Remedial Action (“RD/RA”) phase to follow. The EPA previously anticipated that the pre-design work would be completed sometime during 2018, and the Company is not aware of any further information regarding that schedule. Accordingly, the Company is unable to predict when RD/RA negotiations with all PRPs might begin.
In addition, the Washington State Department of Ecology (“Ecology”) is working with the EPA in relation to the LDW Site, primarily to investigate and address sources of potential contamination contributing to the LDW Site. In 2007, IAA installed a stormwater capture and filtration system designed to treat sources of potential contamination before discharge to the LDW Site. The immediate-past property owner, the former property owner and IAA have had discussions with Ecology concerning possible source control measures, including an investigation of the water and soils entering the stormwater system, an analysis of the source of contamination identified within the system, if any, and possible repairs and upgrades to the stormwater system if required. As of May 31, 2020, IAAI ceased all operations at the site and terminated its remaining lease of the property in June 2020. Accordingly, IAAI submitted a Notice of Termination of its stormwater permit to Ecology, discontinuing IAA’s ongoing obligations around the stormwater system maintenance and any additional source control measures.
At this time, the Company has not received any further notices from the EPA and still does not have adequate information to determine IAAI's liability, if any, for contamination at this site, or to estimate the Company's loss as a result of this potential liability which might have been incurred during IAAI’s occupancy.
Note 10-Segment Information
The Company has two operating segments: United States and International. The Company's two operating segments represent its two reportable segments. These segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results.
Intercompany (income) expense related to charges for services provided by the United States segment to the International segment are based on the benefits received. Such services are related to technology and other business support services.
Financial information regarding the Company's reportable segments is set forth below as of and for the three and nine months ended October 2, 2022 (in millions):
	Three Months Ended October 2, 2022			Nine Months Ended October 2, 2022
	United States	International	Total	United States	International	Total
Revenues:
Service revenues	$362.8	$35.1	$397.9	$1,140.3	$109.2	$1,249.5
Vehicle and parts sales	43.1	56.5	99.6	122.9	203.0	325.9
Total revenues	405.9	91.6	497.5	1,263.2	312.2	1,575.4
Operating expenses:
Cost of services	215.1	28.9	244.0	648.6	90.4	739.0
Cost of vehicle and parts sales	41.3	52.0	93.3	117.8	175.2	293.0
Selling, general and administrative	45.8	5.2	51.0	135.3	17.5	152.8
Depreciation and amortization	20.3	4.9	25.2	62.5	15.4	77.9
Total operating expenses	322.5	91.0	413.5	964.2	298.5	1,262.7
Operating profit	83.4	0.6	84.0	299.0	13.7	312.7
Interest expense (income), net	13.6	(0.3)	13.3	36.3	(0.3)	36.0
Other expense (income), net	3.4	(0.4)	3.0	8.1	0.1	8.2
Intercompany (income) expense	(1.8)	1.8	—	(5.8)	5.8	—
Income (loss) before income taxes	68.2	(0.5)	67.7	260.4	8.1	268.5
Income taxes	16.8	0.6	17.4	50.7	3.3	54.0
Net income (loss)	$51.4	$(1.1)	$50.3	$209.7	$4.8	$214.5
Total assets	$2,663.1	$518.3	$3,181.4	$2,663.1	$518.3	$3,181.4

Financial information regarding the Company's reportable segments is set forth below as of and for the three and nine months ended September 26, 2021 (in millions):
	Three Months Ended September 26, 2021			Nine Months Ended September 26, 2021
	United States	International	Total	United States	International	Total
Revenues
Service revenues	$336.5	$22.5	$359.0	$1,027.9	$74.0	$1,101.9
Vehicle and parts sales	32.6	29.1	61.7	92.5	94.9	187.4
Total revenues	369.1	51.6	420.7	1,120.4	168.9	1,289.3
Operating expenses:
Cost of services	183.7	14.7	198.4	544.5	47.9	592.4
Cost of vehicle and parts sales	29.2	25.3	54.5	76.9	83.6	160.5
Selling, general and administrative	46.4	3.4	49.8	127.4	9.5	136.9
Depreciation and amortization	19.1	2.1	21.2	55.4	6.1	61.5
Total operating expenses	278.4	45.5	323.9	804.2	147.1	951.3
Operating profit	90.7	6.1	96.8	316.2	21.8	338.0
Interest expense (income), net	11.1	—	11.1	46.1	(0.1)	46.0
Other (income) expense, net	(0.2)	0.4	0.2	(0.5)	—	(0.5)
Intercompany (income) expense	(1.8)	1.8	—	(6.2)	6.2	—
Income before income taxes	81.6	3.9	85.5	276.8	15.7	292.5
Income taxes	19.0	0.8	19.8	67.2	4.2	71.4
Net income	$62.6	$3.1	$65.7	$209.6	$11.5	$221.1
Total assets	$2,573.1	$239.6	$2,812.7	$2,573.1	$239.6	$2,812.7
Note 11-Subsequent Events
On November 7, 2022, the Company entered into the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”), Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), providing for RBA’s acquisition of the Company in a stock and cash transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing of the transactions (i) Merger Sub 1 will be merged with and into the Company (the “First Merger”), with the Company surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings (the “Surviving Corporation”), and (ii) immediately following the consummation of the First Merger, the Surviving Corporation will be merged with and into Merger Sub 2 (together with the First Merger, the “Mergers”), with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. At the effective time of the First Merger, each issued and outstanding share of common stock of the Company (other than certain customary excluded shares) as of immediately prior to such effective time will be converted automatically into the right to receive (A) 0.5804 of a common share, without par value, of RBA (“RBA Common Shares”) and (B) $10.00 in cash, without interest (together, the “Merger Consideration”). Upon completion of the Mergers, RBA stockholders will own approximately 59% of the common shares of the combined company and the Company's stockholders will own approximately 41% of the common shares of the combined company. The Merger Agreement provides that, as of immediately following the effective of the First Merger, the Board of Directors of RBA will consist of twelve members, of whom (i) eight directors will be designated by RBA, which designees will consist of: Erik Olsson, who will continue as Chair of the RBA Board of Directors; Ann Fandozzi, who will continue as the Chief Executive Officer of RBA; and six existing directors of RBA who are independent under the rules and regulations of the NYSE and applicable Canadian securities laws as designated by RBA; and (ii) four directors of IAA, three of whom are independent under the rules and regulations of the New York Stock Exchange (“NYSE”) and applicable Canadian securities laws, as designated by IAA.

The Merger Agreement contains customary representations, warranties and covenants made by each of RBA, US Holdings, Merger Sub 1, Merger Sub 2 and the Company, including, among others, covenants by each of RBA and the Company to use reasonable efforts to conduct their respective businesses in the ordinary course in all material respects between the date of signing of the Merger Agreement and the closing of the Mergers and prohibiting the parties from engaging in certain kinds of activities during such period without the consent of the other party.
The Company currently operates, and until completion of the Mergers will continue to operate, independently of RBA.
Information Concerning RBA
The following information about RBA should be read in conjunction with the documents relating to RBA incorporated by reference in this registration statement described in the section “Documents Incorporated by Reference” and the information concerning RBA appearing elsewhere in this joint proxy statement/prospectus. Capitalized terms used but not otherwise defined in this section shall have the meanings ascribed to them in this joint proxy statement/prospectus.
PRIOR SALES
During the 12-month period before the date of this registration statement, RBA has not issued any RBA common shares, or securities that are convertible or exchangeable into any RBA common shares, except as described in the following table:
Option Exercises
(a)
an aggregate of 168,308 RBA common shares on the exercise of RBA options were granted on the dates specified below pursuant to RBA’s Amended and Restated Stock Option Plan (the “RBA Stock Option Plan”):

Exercise Date	Number of Options Exercised	Weighted Average Exercise Price (US$)
8-Dec-2021	3,172	$36.47
9-Dec-2021	252	$34.34
10-Dec-2021	1,500	$17.76
21-Dec-2021	75	$33.79
29-Dec-2021	360	$34.17
2-Jan-2022	1,644	$24.84
3-Jan-2022	450	$31.17
12-Jan-2022	3,266	$32.16
13-Jan-2022	1,694	$32.76
21-Jan-2022	60	$15.90
11-Feb-2022	9,751	$46.31
14-Feb-2022	492	$32.16
23-Feb-2022	726	$17.76
2-Mar-2022	500	$23.44
3-Mar-2022	750	$23.44
9-Mar-2022	803	$47.30
10-Mar-2022	790	$40.56
11-Mar-2022	727	$35.85
14-Mar-2022	791	$32.16
15-Mar-2022	106	$40.64
21-Mar-2022	828	$37.12
22-Mar-2022	1,393	$36.54
23-Mar-2022	558	$40.64
30-Mar-2022	613	$48.93
5-Apr-2022	1,659	$37.46

Exercise Date	Number of Options Exercised	Weighted Average Exercise Price (US$)
7-Apr-2022	807	$14.04
8-Apr-2022	526	$35.74
18-Apr-2022	1,043	$41.84
21-Apr-2022	850	$38.22
12-May-2022	5,188	$36.28
13-May-2022	3,156	$40.43
16-May-2022	7,525	$36.13
17-May-2022	3,500	$24.84
18-May-2022	9,570	$39.91
19-May-2022	4,216	$37.09
31-May-2022	338	$33.44
2-Jun-2022	1,230	$32.16
3-Jun-2022	735	$35.63
6-Jun-2022	920	$33.79
8-Jun-2022	1,130	$29.93
9-Jun-2022	8,796	$26.83
15-Jun-2022	2,236	$40.64
30-Jun-2022	816	$32.16
1-Jul-2022	633	$37.51
6-Jul-2022	5,028	$34.37
7-Jul-2022	2,262	$33.54
11-Jul-2022	874	$33.26
19-Jul-2022	2,247	$37.80
20-Jul-2022	521	$54.83
26-Jul-2022	350	$31.17
27-Jul-2022	1,720	$32.16
1-Aug-2022	1,350	$20.94
2-Aug-2022	3,922	$43.38
3-Aug-2022	2,818	$39.32
4-Aug-2022	18,967	$41.40
5-Aug-2022	6,371	$35.46
8-Aug-2022	60	$11.40
11-Aug-2022	4,250	$41.56
12-Aug-2022	8,936	$41.47
16-Aug-2022	1,896	$32.16
17-Aug-2022	601	$49.23
19-Aug-2022	1,665	$47.12
29-Aug-2022	417	$24.84
7-Sep-2022	6,773	$33.79
9-Sep-2022	800	$35.82
22-Sep-2022	1,098	$33.76
23-Sep-2022	395	$32.16
29-Sep-2022	1,557	$41.41
7-Oct-2022	968	$17.76
25-Oct-2022	428	$44.76
23-Nov-2022	250	$33.79
30-Nov-2022	714	$32.16
5-Dec-2022	1,373	$24.07
12-Dec-2022	100	$33.79

Exercise Date	Number of Options Exercised	Weighted Average Exercise Price (US$)
27-Dec-2022	393	$11.80
29-Dec-2022	968	$31.17
6-Jan-2023	490	$24.84
12-Jan-2023	1,138	$41.38
13-Jan-2023	433	$24.07
Equity Award Grants
(b)	an aggregate of 629,877 RBA options to acquire 629,877 RBA common shares was granted on March 15, 2022 at an exercise price of US$57.70 per RBA common share pursuant to the RBA Stock Option Plan;
(c)
an aggregate of 149,540 Performance Share Units of RBA to acquire 149,540 RBA common shares was granted on March 15, 2022 pursuant to RBA’s Employee Performance Share Unit Plan and RBA’s Senior Executive Performance Share Unit Plan (together, the “RBA Performance Share Unit Plans:”);

(d)
an aggregate of 33,089.25 Restricted Share Units of RBA to acquire 33,089.25 RBA common shares was granted on March 15, 2022 pursuant to RBA’s Amended and Restated Employee Restricted Share Unit Plan and RBA’s Amended and Restated Senior Executive Restricted Share Unit Plan (together, the “RBA Restricted Share Unit Plans”);

(e)	an aggregate of 85,667 Performance Share Units of RBA to acquire 85,667 RBA common shares was granted on June 6, 2022 pursuant to the RBA Performance Share Unit Plans;
(f)	an aggregate of 20.38 Restricted Share Units of RBA to acquire 20.38 RBA common shares was granted on June 6, 2022 pursuant to the RBA Restricted Share Unit Plans;
(g)	an aggregate of 178,717 RBA options to acquire 178,717 RBA common shares was granted on June 6, 2022 at an exercise price of US$61.38 per RBA common share pursuant to the RBA Stock Option Plan;
(h)	an aggregate of 2,211.13 Performance Share Units of RBA to acquire 2,211.13 RBA common shares was granted on September 9, 2022 pursuant to the RBA Performance Share Unit Plans;
(i)	an aggregate of 8,099 RBA options to acquire 8,099 RBA common shares was granted on September 9, 2022 at an exercise price of US$61.38 per RBA common share pursuant to the RBA Stock Option Plan;
(j)	an aggregate of 13,311 RBA options to acquire 13,311 RBA common shares was granted on December 16, 2022 at an exercise price of US$55.18 per RBA common share pursuant to the RBA Stock Option Plan;
(k)	an aggregate of 3,527.50 RBA common shares was issued on December 16, 2022 on the vesting of Performance Share Units of RBA issued pursuant to the RBA Performance Share Unit Plans;
Vesting of Equity Awards
(l)	an aggregate of 3,288 RBA common shares was issued on December 13, 2021 on the vesting of Restricted Share Units of RBA issued pursuant to the RBA Restricted Share Unit Plans;
(m)	an aggregate of 12,278 RBA common shares was issued on March 14, 2022 on the vesting of Restricted Share Units of RBA issued pursuant to the RBA Restricted Share Unit Plans;
(n)	an aggregate of 80,668 RBA common shares was issued on March 15, 2022 on the vesting of Performance Share Units of RBA issued pursuant to the RBA Performance Share Unit Plans;
(o)	an aggregate of 610 RBA common shares was issued on May 20, 2022 on the vesting of Restricted Share Units of RBA issued pursuant to the RBA Restricted Share Unit Plans;
(p)	an aggregate of 3,484 RBA common shares was issued on August 15, 2022 on the vesting of Restricted Share Units of RBA issued pursuant to the RBA Restricted Share Unit Plans;
(q)	an aggregate of 2,986 RBA common shares was issued on November 24, 2022 on the vesting of Restricted Share Units of RBA issued pursuant to the RBA Restricted Share Unit Plans;

(r)	an aggregate of 3,368 RBA common shares was issued on December 29, 2022 on the vesting of Restricted Share Units of RBA issued pursuant to the RBA Restricted Share Unit Plans;
Employee Stock Purchase Plan
(s)	an aggregate of 8,304.22 RBA common shares was issued on December 15, 2021 at a price of US$66.26 per RBA common share issued pursuant to the RBA ESPP;
(t)	an aggregate of 9,112.29 RBA common shares was issued on January 14, 2022 at a price of US$61.14 per RBA common share issued pursuant to the RBA ESPP; and
(u)	an aggregate of 10,559.24 RBA common shares was issued on December 15, 2022 at a price of US$56.71 per RBA common share issued pursuant to the RBA ESPP;
(v)	an aggregate of 9,810.41 RBA common shares was issued on January 18, 2023 at a price of US$59.44 per RBA common share issued pursuant to the RBA ESPP;
(w)	an aggregate of 496.51 RBA common shares was issued on January 18, 2023 at a price of US$59.51 per RBA common share issued pursuant to the RBA ESPP;
Others
(x)
an aggregate of 63,971 RBA common shares was issued on November 2, 2021 to certain SmartEquip executives upon the close of the SmartEquip acquisition at an issue price of US$68.39 per RBA common share.

(y)
an aggregate of 485,000,000 RBA senior preferred shares designated as Series A Senior Preferred Shares was issued on February 1, 2023 to the Starboard purchasers at an issue price of US$1.00 per preferred share, and an aggregate of 251,163 RBA common shares to Starboard purchasers at an issue price of US$59.722 per RBA common share.

TRADING PRICE AND VOLUME
RBA common shares are currently listed on the TSX and the NYSE under the symbol “RBA.” The following table presents the closing price per share of RBA common shares on the TSX and the NYSE on November 4, 2022 the last full trading day prior to the public announcement of the signing of the Merger Agreement and on February 7, 2023, the date immediately preceding this registration statement.
Date	TSX (CA$)	NYSE (US$)
November 4, 2022	84.07	62.32
February 7, 2023	83.03	62.00
The following table shows the monthly range of high and low prices and the total monthly volumes of RBA common shares, on the TSX and the NYSE, for the periods indicated. Numbers have been rounded to the nearest whole cent.

TSX
Period	RBA common share Price Low (CA$)	RBA common share Price High (CA$)	Volume
December 2021	76.93	90.63	3,187,463
January 2022	72.83	80.54	3,789,607
February 2022	62.02	79.84	4,319,379
March 2022	66.31	76.62	3,715,890
April 2022	68.62	75.71	2,981,178
May 2022	65.85	81.03	4,612,578
June 2022	75.00	83.79	3,705,489
July 2022	78.30	92.98	4,031,405
August 2022	85.81	93.50	3,424,715
September 2022	84.53	94.18	3,827,126
October 2022	82.18	90.00	2,640,383
November 2022	65.83	90.55	8,838,087
December 2022	72.23	79.19	4,708,872
January 2023	76.02	83.35	4,262,462
February 1 - 7, 2023	79.86	84.26	977,481
NYSE
Period	RBA common share Price Low (US$)	RBA common share Price High (US$)	Volume
December 2021	59.55	71.65	8,983,030
January 2022	57.10	64.59	10,083,033
February 2022	48.65	63.02	13,917,428
March 2022	52.38	60.59	8,598,721
April 2022	54.38	61.03	6,681,592
May 2022	50.69	63.09	10,979,731
June 2022	58.55	65.10	9,051,562
July 2022	60.34	72.61	11,715,372
August 2022	66.30	72.73	9,051,064
September 2022	62.08	71.96	8,254,839
October 2022	58.72	66.03	6,338,714
November 2022	48.72	66.02	39,476,912
December 2022	53.56	58.33	25,716,732
January 2023	57.00	62.25	38,154,891
February 1 - 7, 2023	60.29	63.23	5,463,275
CONSOLIDATED CAPITALIZATION
Except as otherwise described under the section entitled “Prior Sales” above, including, without limitation, the issuance of Series A Senior Preferred Shares to Starboard, there have been no material changes in the share capital of RBA since the date of the most recently filed interim financial statements of RBA as at and for the interim period ended September 30, 2022.
As a result of transactions contemplated herein, the share capital of RBA will increase by approximately 71.1 million RBA common shares.

MATERIAL CONTRACTS
Since RBA’s last periodic filing, the contracts that could reasonably be regarded as material, other than contracts entered into in the ordinary course of business, are:
1.
Sixth Amendment to Credit Agreement, dated as of December 9, 2022, among RBA, certain of its subsidiaries, each as a borrower and/or a guarantor, the lenders party thereto, Bank of America, N.A., as administrative agent, U.S. swing line lender and a letter of credit issuer;

2.	Commitment Letter, dated November 7, 2022, from Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., Royal Bank of Canada and RBC Capital Markets, LLC.;
3.	Original merger agreement;
4.	Amendment to the merger agreement; and
5.	Securities Purchase Agreement, dated as of January 22, 2023, by and among RBA and the investors party thereto; and
6.	Registration Rights Agreement, dated as of February 1, 2023, by and among RBA and the other parties thereto.
LEGAL PROCEEDINGS
From time to time, RBA may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. RBA is not presently a party to any legal proceedings that, if determined adversely to RBA, in the opinion of management of RBA, would reasonably be expected to have a material adverse effect on the business, financial condition, operating results or cash flows of RBA. See also “The Mergers—Litigation Relating to the Mergers.”
Information Concerning the Combined Company
The following information about the Combined Company should be read in conjunction with the documents relating to RBA incorporated by reference in this registration statement described in the section entitled “Where You Can Find More Information” and the information concerning RBA and IAA appearing elsewhere in this registration statement. Capitalized terms used but not otherwise defined in this section shall have the meanings ascribed to them in this registration statement.
GENERAL
Corporate Overview and Description of Business
Upon the terms and subject to the conditions set forth in the merger agreement, each share of IAA common stock issued and outstanding as of immediately prior to the effective time (other than any shares of IAA common stock held by IAA as treasury stock, held by RBA, US Holdings, Merger Sub 1 or Merger Sub 2 immediately prior to the effective time or owned by IAA stockholders who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the DGCL), will be converted into the right to receive (i) 0.5252 share of an RBA common share and (ii) $12.80 in cash, without interest and less any applicable withholding taxes.
Following the mergers, the RBA common shares are expected to continue to trade on the TSX and NYSE under the symbol “RBA” and the RBA common shares issuable to IAA stockholders pursuant to the merger agreement are expected to be listed on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing requirements.
If the mergers are completed, IAA common stock will be delisted from the NYSE and deregistered under the Exchange Act, following which IAA will no longer be required to file periodic reports with the SEC with respect to IAA common stock.
Upon completion of the mergers, the combined company will carry on the combined business of RBA and IAA, with IAA merging with and into a wholly owned indirect subsidiary of RBA. RBA will continue to be governed by the CBCA.
For a description of the historical development of the businesses of RBA and IAA, and therefore, the business to be carried on by RBA following the mergers, see the sections entitled “The Parties to the Mergers — Ritchie Bros. Auctioneers Incorporated” and “The Parties to the Mergers — IAA, Inc.”
The combined company’s headquarters will be in Westchester, Illinois, USA.

Description of Share Capital
Following the closing of the mergers, the authorized share capital of RBA will be the same as the currently authorized share capital of RBA and the rights and restrictions of the RBA common shares will remain unchanged.
DIVIDENDS
It is anticipated that, following the closing of the mergers, the combined company will maintain RBA’s current dividend policy on RBA common shares. Any future dividends on RBA common shares by the combined company will be declared and paid at the discretion of the combined company’s board of directors. There can be no assurance that any future dividends on RBA common shares will be declared or paid by the combined company or as to the amount of timing of those dividends, if any. See the section entitled “Comparative Per Share Market Price and Dividend Information.”
EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2022
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth information about RBA’s equity compensation plans as of December 31, 2022.
Plan Category	Number of securities to be issued upon exercise of options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,627,600(1)	$60.38(2)	5,299,246(3)
Equity compensation plans not approved by security holders	—	—	—
Total	4,627,600	$60.38	5,299,246
(1)
Reflects RBA’s Stock Option Plan, the IronPlanet Stock Plans, PSUs granted under the Executive PSU Plan and the Employee PSU Plan, and equity-classified RSUs. This amount reflects 100% of target numbers of PSUs granted and includes dividend equivalent rights credited in connection with such PSUs. Under the PSU Plans, the number of PSUs that vest is conditional upon specified market, service, and/or performance vesting conditions being met. For the Special Award share units granted in August and November 2021, and June 2022 under the PSU Plans, the market vesting condition is based on the relative performance of RBA’s share price in comparison to the performance of the S&P 500 index members as of the date of grant. These Special Awards can result in participants earning between 0% and 300% of the target number of Special Award PSU share units granted. There were no market vesting conditions for the share units granted under the PSU Plans in 2019 and 2020. All non-Special Award share units granted under RBA’s PSU plans contain non-market vesting conditions that are based on the achievement of specific performance measures and can result in participants earning between 0% and 200% of the target number of PSUs granted. Further, we have the option to choose whether to settle the PSUs in cash or in shares.

(2)	Weighted average exercise price does not include the effect of our outstanding share units. The remaining term of our stock options is 6.6 years.
(3)
Consists of: (a) 3,919,069 RBA common shares available for issuance under the Stock Option Plan; (b) no common shares are available for issuance under the IronPlanet Stock Plans; (c) 778,551 RBA common shares that RBA may elect to issue upon settlement of ITS PSUs granted under the PSU Plans; and (d) 601,626 RBA common shares that RBA may elect to issue upon settlement of our RSUs granted under the RSU Plans.

RISK FACTORS
In addition to the risks relating to the businesses and operations of each of RBA and IAA, the combined company is subject to the risks set forth in this joint proxy statement/prospectus in the section entitled “Risk Factors.”